SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May, 2022

Commission File Number 1565025

AMBEV S.A.

(Exact name of registrant as specified in its charter)

AMBEV S.A.

(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

1. Persons responsible for the form

1.1 –Identification and statement of persons responsible for the form

Name of the person responsible for the content of the form	Jean Jereissati Neto
Position of the person responsible	Chief Executive Officer

Name of the person responsible for the content of the form	Lucas Machado Lira
Position of the person responsible	Chief Investor Relations Officer

1

Individual Statement of the Chief Executive Officer

Jean Jereissati Neto, Brazilian, manager, bearer of identity card (RG) No. 27.669.748-0, issued by SSP-SP (Public Security Office of the State of São Paulo), and enrolled with the Individual Taxpayer's Register of the Ministry of Economy (“CPF/ME”) under No. 693.224.813-15, with business address in the city of São Paulo, State of São Paulo, at Rua Dr. Renato Paes de Barros, 1,017, 4th floor, Itaim Bibi, São Paulo, SP, Brazil, Postal Code 04530-001, as CEO of AMBEV S.A., a public held corporation, enrolled with the National Register of Legal Entities of the Ministry of Economy (“CNPJ/ME”) under No. 07.526.557/0001-00, with principal place of business and venue in the city of São Paulo, State of São Paulo, at Rua Dr. Renato Paes de Barros, 1,017, 4th floor, Itaim Bibi, São Paulo, SP, Brazil, Postal Code 04530-001 (“Company”), for the purposes of item 1 of the Company’s Reference form, hereby declares that: (i) he reviewed the Reference form; (ii) all information contained in the form complies with the provisions of CVM Resolution 80, especially sections 15 and 20; and (iii) the combined information contained therein is a true, precise and complete reflection of the economic and financial condition of the Company and the risks inherent to its business, as well as the securities issued by it.

São Paulo, May 27, 2022.

/s/ Jean Jereissati Neto

Name: Jean Jereissati Neto

Title: Chief Executive Officer

2

Individual Statement of the Investor Relations Officer

Lucas Machado Lira, Brazilian, attorney, bearer of identity card (RG) No. M-8.608.502, issued by SSP-MG (Public Security Office of the State of Minas Gerais), and enrolled with the Individual Taxpayer's Register of the Ministry of Economy (“CPF/ME”) under No. 032.585.176-06, with business address in the city of São Paulo, State of São Paulo, at Rua Dr. Renato Paes de Barros, 1,017, 4th floor, Itaim Bibi, São Paulo, SP, Brazil, Postal Code 04530-001, as Chief Financial, Investor Relations and Shared Services Officer of AMBEV S.A., a public held corporation, enrolled with the National Register of Legal Entities of the Ministry of Economy (“CNPJ/ME”) under No. 07.526.557/0001-00, with principal place of business and venue in the city of São Paulo, State of São Paulo, at Rua Dr. Renato Paes de Barros, 1,017, 4th floor, Itaim Bibi, São Paulo, SP, Brazil, Postal Code 04530-001 (“Company”), for the purposes of item 1 of the Company’s Reference form, hereby declares that: (i) he reviewed the Reference form; (ii) all information contained in the form complies with the provisions of CVM Resolution 80, especially sections 15 and 20; and (iii) the combined information contained therein is a true, precise and complete reflection of the economic and financial condition of the Company and the risks inherent to its business, as well as the securities issued by it.

São Paulo, May 27, 2022.

/s/ Lucas Machado Lira

Name: Lucas Machado Lira

Title: Chief Financial, Investor Relations and Shared Services Officer

3

2. Independent auditors

2.1/2.2 – Auditors’ identification and compensation

Does issuer have an auditor?	YES
CVM Code	287-9
Type of auditor	Domestic
Name/Business Name:	PricewaterhouseCoopers Auditores Independentes Ltda.
Taxpayer ID (CPF/CNPJ)	61.562.112/0001-20
Date when services were retained	August 7, 2018
Description of the service retained	The retained services comprise independent audit or accounting review of the Company's financial statements for the fiscal years ended on December 31, 2021, 2020 and 2019, prepared in accordance with the accounting practices adopted in Brazil (BR GAAP) and the International Financial Reporting Standards (IFRS), and the Company's quarterly financial information for the periods of March 31, June 30 and September 30, 2021, 2020 and 2019.
Total compensation of the independent auditors, segregated by type of service	The total compensation of PricewaterhouseCoopers Auditores Independentes Ltda. for services rendered to the Company in the last fiscal year was R$9,376,000.00, of which (i) R$9,211,000.00 refer to audit services for the 2021 financial statements, including the quarterly reviews, and audit of the controlled entities, and (ii) R$165,000.00 refer to pre-agreed procedures provided to one of the subsidiaries.
Justification for the replacement	Not applicable, since there was no replacement.
Reason submitted by the auditor in the event of disagreement with issuer’s justification	Not applicable.

4

Name of the Technical Person Responsible	Start date of services	Taxpayer ID (CPF)	Address
Leandro Mauro Ardito	January 1, 2019 to September 7, 2020	157.009.658-95

Avenida Brigadeiro Faria Lima, 3,732, 16th floor, parts 1 to 6, Edifício Adalmiro Dellape Baptista B32, Itaim Bibi

São Paulo - SP, Postal Code 04538-132

Telephone (11) 4004-8000

E-mail: leandro.ardito@pwc.com

Alessandro Marchesino de Oliveira	September 8, 2020 – currently	195.219.628-01

Avenida Brigadeiro Faria Lima, 3,732, 16th floor, parts 1 to 6, Edifício Adalmiro Dellape Baptista B32, Itaim Bibi

São Paulo - SP, Postal Code 04538-132

Telephone (11) 4004-8000

Email: alessandro.marchesino@pwc.com

5

2.3 – Other material information

For any renewal of contract/scope related to the services provided by the independent auditors, an internal analysis is made to assess the nature of the work and possible impacts that may affect the audit work, including observing the Contracting Policy for Related and Non-Related Services to the Company’s Audit. Likewise, the auditors themselves are required to assess matters of independence, conflict of interest and objectivity, among other factors that can make the acceptance of the work to be rendered unfeasible, in accordance with the applicable rules. Moreover, the Company informs that there is no other compensation to be paid to the independent auditors retained in addition to the compensation for the services described in item 2.1/.2 of this Reference Form.

In addition to the foregoing, there is no other relevant information regarding this item 2.

6

3. Selected financial information

3.1 – Financial information

(In Reais)	12/31/2021	12/31/2020	12/31/2019
Shareholders’ equity	84,017,617,000.00	75,151,124,000.00	62,556,005,000.00
Total Assets	138,602,483,000.00	125,196,579,000.00	101,742,944,000.00
Net Revenue	72,854,344,000.00	58,378,995,000.00	52,005,120,000.00
Gross Result	37,194,600,000.00	31,312,896,000.00	30,326,961,000.00
Net Result	13,122,582,000.00	11,731,909,000.00	12,188,332,000.00
Number of Shares, ex-Treasury (Units)	15,738,669,656	15,734,914,780	15,729,953,382
Equity Value per Share (Reais per Unit)	5.338	4.776	3.977
Basic earnings per common share	0.80	0.72	0.75
Diluted earnings per common share	0.80	0.72	0.74

7

3.2 – Non-accounting measurements

a) Amount

The Company uses performance indicators, such as normalized profit from the consolidated operation before the financial results and income taxes (Normalized Operating Profit) and normalized profit from consolidated operation before the financial results, income taxes and expenses with depreciation and amortization (Normalized EBITDA).

(in millions of reais)	Dec. 31, 2021	Dec. 31, 2020	Dec. 31, 2019
Operating Profit	17,080.23	15,972.17	16,074.88
Normalized Operating Profit	17,473.04	16,424.18	16,472.12
Normalized Operating Profit Margin	23.98%	28.13%	31.67%
EBITDA	22,361.21	21,139.46	20,749.85
Normalized EBITDA	22,869.73	21,591.47	21,147.09
Normalized EBITDA Margin	31.39%	36.98%	40.66%

Operating Profit, Normalized Operating Profit and Normalized Operating Profit Margin

The Operating Profit is a non-accounting measurement calculated excluding from net profit for the year the following effects: (i) non-controlling interest, (ii) income tax expense, (iii) profit sharing of affiliates and subsidiaries, and (iv) net financial results.

The Normalized Operating Profit corresponds to the Operating Profit deducted from exceptional items, which are composed of: (a) result of the exchange of equity interests; (b) restructuring; (c) costs arising from business combinations; (d) effects of applying IAS29/CPC 42; (e) non-recurring expenses incurred due to the COVID-19 pandemic; (f) state amnesty; and (g) others (“Exceptional Items”).

The Normalized Operating Profit Margin, in turn, is calculated by dividing the Normalized Operating Profit by the net revenue.

Operating Profit and Normalized Operating Profit are not measures of profit in accordance with the accounting practices adopted in Brazil and do not represent cash flows for the periods presented, and, therefore, they are not alternative measures to the results or cash flows. Operating Profit and Normalized Operating Profit represent performance measures for management effect and for comparison with similar companies and correspond to the EBITDA and Normalized EBITDA (see below), including depreciation, amortization, and depletion. The Company cannot ensure that other companies, including publicly held companies, will adopt the same meaning for such measurements.

8

EBITDA, Normalized EBITDA and Normalized EBITDA Margin

EBITDA is a non-accounting measurement calculated excluding from net profit for the year the following effects: (i) non-controlling interest, (ii) income tax expense, (iii) profit sharing of affiliates and subsidiaries, (iv) net financial results, and (v) expenses with depreciation and amortization. In other words, it is the Operating Profit, excluding the effects of depreciation and amortization expenses.

The Normalized EBITDA corresponds to the EBITDA deducted from exceptional items, which are composed of: (a) result of the exchange of equity interests; (b) restructuring; (c) costs arising from business combinations; (d) effects of applying IAS29/CPC 42; (e) non-recurring expenses incurred due to the COVID-19 pandemic; (f) state amnesty; and (g) others (“Exceptional Items”).

The Normalized EBITDA Margin, in turn, is calculated by dividing the Normalized EBITDA by the net revenue.

EBITDA, Normalized EBITDA and Normalized EBITDA Margin are not measures of profit in accordance with the accounting practices adopted in Brazil and do not represent cash flows for the periods presented and, therefore, they are not alternative measures to the results or cash flows. The Company uses Normalized EBITDA as a performance measure for management effect and for comparison with similar companies.

Although EBITDA may have a standard meaning, according to article 3, item I, of CVM Instruction No. 527/12, the Company may not guarantee that other companies, including closely held companies, will adopt this standard meaning and/or that they will adopt the Company’s standard. Therefore, the Normalized EBITDA disclosed by the Company may not be comparable to the EBITDA disclosed by other companies.

We classify EBITDA as normalized considering that the accounting standards do not cover certain exclusions promoted by the Company, for a better understanding and reflection of the Company's operating cash generation, considering its operating market. The Company understands that the Normalized EBITDA offers a better perception of the operating results and a clearer view to investors and third parties about the Company.

b) Reconciliations between the amounts disclosed and the amounts in the audited financial statements

Reconciliation of Operating Profit, Normalized Operating Profit and Normalized Operating Profit Margin

		Years ended
(Description of the Account in millions of Reais)
	Dec. 31, 2021	Dec. 31, 2020	Dec. 31, 2019

Net Profit - Ambev	12,670.97	11,379.39	11,779.97
Minority interests	451.61	352.52	408.367
Expenses with income and social contribution taxes	636.58	1,762.53	754.67
Pre-tax Profit	13,759.16	13,494.44	12,943.01
Equity income from common controlled companies	115.70	43.28	22.31
Net Financial Results	3,205.37	2,434.45	3,109.57
Operating Profit	17,080.23	15,972.17	16,074.88
Exceptional Items	(392.81)	(452.01)	(397.24)
Normalized Operating Profit	17,473.04	16,424.18	16,472.12
Net Revenue	72,854.34	58,379.00	52,005.12
Normalized Operating Profit Margin	23.98%	28.13%	31.67%

9

Reconciliation of EBITDA, Normalized EBITDA and Normalized EBITDA Margin

		Years ended
(Description of the Account in millions of Reais)
	Dec. 31, 2021	Dec. 31, 2020	Dec. 31, 2019

Net Profit - Ambev	12,670.97	11,379.39	11,779.97
Minority interests	451.61	352.52	408.367
Expenses with income and social contribution taxes	636.58	1,762.53	754.67
Pre-tax Profit	13,759.16	13,494.44	12,943.01
Equity income from common controlled companies	115.70	43.28	22.31
Net Financial Results	3,205.37	2,434.45	3,109.57
Depreciation, amortization & impairment (excluding exceptional items)	5,396.69	5,167.29	4,674.97
EBITDA	22,361.21	21,139.46	20,749.85
Exceptional items (1)	(392.81)	(452.01)	(397.24)
Normalized EBITDA	22,869.73	21,591.47	21,147.09
Net Revenue	72,854.34	58,379.00	52,005.12
Normalized EBITDA Margin	31.39%	36.98%	40.66%

Exceptional Items		Years ended:
Description of the Account (in millions of Reais)	Dec. 31, 2021	Dec. 31, 2020	Dec. 31, 2019
Result from exchange of ownership interests	-	-	-
Restructuring	(165.40)	(146.49)	(101.77)
Costs from business combination	-	(18.20)	-
Effect of application of IAS 29/CPC 42 (hyperinflation)	(11.13)	(9.32)	(5.39)
State amnesty	-	-	(290.08)
COVID-19 impacts	(134.28)	(263.25)	-
Others	(82.00)(1)	(14.75)	-
TOTAL	(392.81)	(452.01)	(397.24)

(1) Refers to the negotiation of a distribution agreement with our strategic partner in Guatemala.

c) Reason why it is assumed that this measure is more appropriate for correctly understanding the Company’s financial condition and result of operations

The Company Management uses performance indicators such as normalized profit from the consolidated operation before the financial results and income taxes (Normalized Operating Profit) and normalized profit from consolidated operation before the financial results, income taxes and expenses with depreciation and amortization (Normalized EBITDA) as segment performance measurers to decide on resource allocation and performance analysis of the consolidated business.

10

Normalized EBITDA and Normalized Operating Profit are not accounting measures in accordance with the Brazilian Accounting Principles, US GAAP or IFRS and do not represent cash flow for the periods presented, nor should they be considered as a substitute for loss or net profit as an indicator of our operating performance or as a substitute for cash flow as an indicator of liquidity. Normalized EBITDA and Normalized Operating Profit have limitations that may impair their use as a measure of profitability, as they do not consider certain costs arising from our business, which could significantly affect our profits, such as financial expenses, taxes, depreciation, capital expenditures and other related charges.

It should also be emphasized that Normalized EBITDA is used by management to measure performance, for which reason the Company believes it is important to include it in this Reference Form. The Company’s management believes that Normalized EBITDA is a practical measurement for assessing its operating performance, while enabling a comparison with other companies in the same segment, even though other companies may calculate it differently.

The Company understands that EBITDA is a complementary indicator in the assessment of its operating performance. In addition, the Company believes that EBITDA offers investors a better understanding of its ability to meet its obligations and to obtain new financing for its investments and working capital.

Finally, it should be emphasized that normalized measurers are additional measures used by the management and shall not replace the measurers calculated in accordance with IFRS as a performance indicator of the Company.

11

3.3 – Events subsequent to the latest financial statements

There are no events subsequent to the last consolidated financial statements related to the year ended 2021.

12

3.4 – Policy on Allocation of Results

	2021	2020	2019
a) Rules on retention of earnings	The Company’s Bylaws and its Policy on Allocation of Results stipulate that an amount not exceeding 60% of the adjusted annual net profit be allocated to the reserve for investments, for the purpose of financing the growth of the Company’s activities and those of its subsidiaries, including by means of subscribing capital increases or creating new businesses, and which may not exceed 80% of the paid-up capital stock.	The Company’s Bylaws and Policy on Allocation of Results stipulate that an amount not exceeding 60% of the adjusted annual net profit be allocated to the reserve for investments, for the purpose of financing the growth of the Company’s activities and those of its subsidiaries, including by means of subscribing capital increases or creating new businesses, and which may not exceed 80% of the paid-up capital stock.	The Company’s Bylaws and Policy on Allocation of Results stipulate that an amount not exceeding 60% of the adjusted annual net profit be allocated to the reserve for investments, for the purpose of financing the growth of the Company’s activities and those of its subsidiaries, including by means of subscribing capital increases or creating new businesses, and which may not exceed 80% of the paid-up capital stock.
a.1) Retained Earnings Amounts/Percentage on Total Reported Profit	R$5,271,579,462 / 40.2%	R$5,045,793,474 / 43.0%	R$5,532,901,785 / 45.4%
b) Rules on dividend distribution	The Company’s Bylaws and its Policy on Allocation of Results stipulate that at least 40% of the adjusted net income, pursuant to section 202 of Law 6404/76, be distributed annually to the shareholders by way of mandatory dividends.	The Company’s Bylaws and Policy on Allocation of Results stipulate that at least 40% of the adjusted net income, pursuant to section 202 of Law 6404/76, be distributed annually to the shareholders by way of mandatory dividends.	The Company’s Bylaws and Policy on Allocation of Results stipulate that at least 40% of the adjusted net income, pursuant to section 202 of Law 6404/76, be distributed annually to the shareholders by way of mandatory dividends.
c) Frequency of dividend distributions	The Company distributes dividends on an annual basis. In addition, at any time, the Board of Directors may resolve to distribute interim dividends and/or interest on shareholders’ equity, for the account of retained earnings or profit reserves appearing on the latest annual or semi-annual balance sheet.	The Company distributes dividends on an annual basis. In addition, at any time, the Board of Directors may resolve to distribute interim dividends and/or interest on shareholders’ equity, for the account of retained earnings or profit reserves appearing on the latest annual or semi-annual balance sheet.	The Company distributes dividends on an annual basis. In addition, at any time, the Board of Directors may resolve to distribute interim dividends and/or interest on shareholders’ equity, for the account of retained earnings or profit reserves appearing on the latest annual or semi-annual balance sheet.
d) Occasional restrictions on dividend distribution imposed by legislation or by special regulations applicable to the Company by contract, court, administrative or arbitration rulings.	The Company’s Bylaws and its Policy on Allocation of Results state that 5% of annual net profit be allocated to creating the legal reserve, which may not exceed 20% of the paid-up capital stock, or the limit envisaged in paragraph 1 of section 193 of Law 6404/76.	The Company’s Bylaws and its Policy on Allocation of Results state that 5% of annual net profit be allocated to creating the legal reserve, which may not exceed 20% of the paid-up capital stock, or the limit envisaged in paragraph 1 of section 193 of Law 6404/76.	The Company’s Bylaws and its Policy on Allocation of Results state that 5% of annual net profit be allocated to creating the legal reserve, which may not exceed 20% of the paid-up capital stock, or the limit envisaged in paragraph 1 of section 193 of Law 6404/76.

13

e) In case the issuer has an expressly approved profit allocation policy, informing the corporate body responsible for approval, date of approval and, in case issuer discloses such policy, websites where such document is published.	The Company has a Policy on Allocation of Results that was approved by the Board of Directors on September 19, 2018 and that may be found in the following electronic address: ri.ambev.com.br, under “Corporate Governance”, “Policies, Codes and Regulations”, “Policy on Allocation of Results”.	The Company has a Policy on Allocation of Results that was approved by the Board of Directors on September 19, 2018 and that may be found in the following electronic address: ri.ambev.com.br, under “Corporate Governance”, “Policies, Codes and Regulations”, “Policy on Allocation of Results”.	The Company has a Policy on Allocation of Results that was approved by the Board of Directors on September 19, 2018 and that may be found in the following electronic address: ri.ambev.com.br, under “Corporate Governance”, “Policies, Codes and Regulations” and “Policy on Allocation of Results”.

14

3.5 – Distribution of dividends and retention of net income

(Reais)	Year ended December 31, 2021	Year ended December 31, 2020	Year ended December 31, 2019
Adjusted Net Profit	14,771,202,312.75	12,762,160,138.49	13,250,321,404.10
Dividend distributed in relation to the adjusted net profit	64.31	60.46	58.24
Rate of return on issuer’s shareholders’ equity	17.58	16.98	21.18
Total dividend and IOE (JCP) distributed	9,499,622,850.96	7,716,366,664.66	7,717,419,618.63
Net income retained	5,271,579,462	5,045,793,474	5,532,901,785.45
Retention approval date	April 29, 2022	April 29, 2021	April 24, 2020

	Year ended December 31, 2021		Year ended December 31, 2020		Year ended December 31, 2019
	Amount	Payment	Amount	Payment	Amount	Payment
Interest on shareholders’ equity
Common	7,400,136,952.49	12/30/2021	6,509,498,701.04	12/30/2020	7,717,419,618.63	12/30/2019
Dividends
Common	2,099,485,898.47	12/30/2021	1,206,867,963.63	01/28/2021	-	-

15

3.6 – Declaration of dividends for the account of retained earnings or reserves

Event	Approval	Earnings	Payment Commences	Year	Type/Class of share	Earnings per share	Total Earnings (in thousands of Reais)
RCA	Dec. 2nd , 2019	Interest on shareholders’ equity	Dec. 30, 2019	2019	Common	0.4906	7,717,420
RCA	Dec. 9th, 2020	Interest on shareholders’ equity	Dec. 30, 2020	2020	Common	0.4137	6,509,499
RCA	Dec. 21, 2020	Dividends	Jan. 28, 2021	2020	Common	0.0767	1,206,868
RCA	Dec. 9th, 2021	Dividends and Interest on shareholders’ equity	Dec. 30, 2021	2021	Common	0.1334	2,099,486
RCA	Dec. 9th, 2021	Interest on shareholders’ equity	Dec. 30, 2021	2021	Common	0.399670	7,400,137

16

3.7 – Indebtedness

Year	Sum of current and non-current liabilities	Ratio type	Indebtedness Ratio	Description and reason for using a different ratio
Dec. 31, 2021	54,584, 866.00	Indebtedness Ratio	0.649683578*	N/A

* The indebtedness ratio calculation considers total liabilities (current and non-current) divided by net equity.

17

3.8 – Obligations

The following table shows the Company’s consolidated obligations, according to their nature and maturity period as of December 31, 2021:

Year ended December 31, 2021 (in thousands of Reais)
	Less than one year	One to three years	Three to five years	Over five years	Total
With Collateral	21,377	30,174	31,938	80,870	164,360
Loans	11,476	25,699	30,758	80,870	148,804
Financing	9,901	4,474	1,180	-	15,555
With Floating Guarantee	-	-	-	-	-
Unsecured	825,741	1,631,477	230,784	248,162	2,936,165
Loans	825,741	1,631,477	230,784	248,162	2,936,165
Financing	-	-	-	-	-
Debt securities	-	-	-	-	-
With other types of guarantee or privilege	-	-	-	-	-
Total	847,118	1,661,651	262,723	329,033	3,100,524

Note: In line with the Circular Letter/Annual-2022-CVM/SEP, item 10.2.3.(g), unsecured or floating debts, regardless the fact that they have personal guarantee, were classified as unsecured debts. Financing includes agreements entered into with BNDES and FINAME. Debt Securities include debentures, bonds etc.

18

3.9 – Other material information

Typically, the debts of the Company are contracted with equal rights of payment with no subordination among them, except for the credit lines due to FINAME contracted by the Company with BNDES, for which collateral is provided on assets acquired with the credit granted which serve as collateral. Other loans and financing contracted by the Company provide personal guarantees as collateral or are unsecured. Most of the loan contracts contain financial covenants including:

(i)	financial covenants, including limitation to new indebtedness;
(ii)	guarantee of the Company's existence;
(iii)	maintenance, in use or in good conditions for business, of assets of the Company;
(iv)	limitation for conducting transactions for acquisition, merger, sale or disposition of its assets;
(v)	disclosure of accounting statements and balance sheets;
(vi)	prohibition related to collateral on new debts undertaken, except if: (a) expressly authorized pursuant to that loan agreement; or (b) in new debts undertaken before the Brazilian Government-related financial institutions – including the BNDES – or foreign governments, irrespectively of they are multilateral financial institutions (for example, the World Bank) or located in jurisdictions in which the Company carries on its activities.

The Company complies and will continue to comply with the contractual commitments of its loan and financing transactions. For more details on the financial contracts and covenants of the Company’s contracts, see item 10.1 of this Reference Form.

In addition to the foregoing, there is no other relevant information regarding this item 3.

19

4. Risk Factors

4.1- Description of Risk Factors

The investment in securities issued by the Company involves significant risks. The Company’s current and potential investors must carefully consider all information contained in this Reference Form, including the risks described in this section, the financial statements, and their accompanying notes, before deciding to maintain or increase their investment in the Company’s securities. The Company’s business, financial condition and operational results could be significantly affected by the risks listed below. The market price of shares may fall due to the occurrence of any of the risks listed below; thus, investors may lose a portion or all the investment made in the Company’s shares. Risks that are currently unknown to us, or that we usually consider as irrelevant, may also have a material adverse effect on our business, financial condition, operational results and the trading price of our shares.

For purposes of this section 4, “Risk Factors”, except when otherwise stated in this Reference Form, and where the context so requires, mentioning the fact that a risk, uncertainty or problem may cause or have “adverse” or “negative” effects on us, or similar expressions, means that such risk, uncertainty or problem may have significant adverse effects on the business, financial condition, operational results, cash flow, liquidity and/or future business of the Company and/or its subsidiaries, as well as on the price of the securities issued by the Company. Similar expressions included in this section 4, “Risk Factors”, must be understood within this context. Notwithstanding the subdivision of this section 4, “Risk Factors”, certain risk factors included in one item may also be applicable to other items regarding the Company.

a) With regard to the Company:

The Company relies on the reputation of its products and brands and damages to their reputation may have an adverse effect on the Company’s results.

Our success depends on our ability to maintain and enhance the image and reputation of our existing products and to develop a favorable image and reputation for new products. The image and reputation of our products may be reduced in the future, including because of concerns about product quality, even when unfounded, could tarnish the image and reputation of the Company and of its products. An event or series of events that materially damages the reputation of one or more of our brands could have an adverse effect on the value of that brand and subsequent revenues from that brand or business. Restoring the image and reputation of our products may be costly or not possible.

Moreover, our marketing efforts are subject to restrictions on the permissible advertising style, media and messages used. In a number of countries, for example, television is a prohibited channel for advertising beer and other alcoholic products, and in other countries, television advertising, while permitted, is carefully regulated. Any additional restrictions in such countries, or the introduction of similar restrictions in other countries, may constrain our brand building potential and thus reduce the value of our brands and related revenues.

If any of the Company’s products is defective or found to contain contaminants, the Company may be subject to product recalls and/or other liabilities, as well as individual or collective litigation(s).

In the event of any failure to comply with accepted food safety and regulatory standards (such as contamination or a defect), it may lead to business interruptions, product recalls or liability, each of which could have an adverse effect on our business, reputation, prospects, financial condition and results of operations.

Additionally, the Company may not be able to enforce its rights in respect of the insurance policies against certain product liability that it has (which do not encompass product recall) and, in the event that contamination or a defect occurs, any amounts that the Company recovers may not be sufficient to offset any damage it may suffer, which could adversely impact its business, results of operations and financial condition.

20

The Company is subject to risks associated with noncompliance with any data protection laws in the countries in which it operates and can be adversely affected by any penalties or other sanctions imposed.

In the year 2018, Law No. 13.709/2018, the Lei Geral de Proteção de Dados Pessoais (Brazilian General Personal Data Protection Law) or LGPD, was enacted and came into effect in September 2020. Inspired by the General Data Protection Regulation of the European Union, the LGPD sets forth a comprehensive set of rules that promise to reshape how companies, organizations and public authorities collect, use, process and store personal data when carrying out their activities.

The LGPD sets out a legal framework for the handling of personal data and provides, among others, for the rights of data subjects, the legal bases that legitimize handling operations, requirements for obtaining consent, obligations and requirements related to data breaches, requirements for international data transfers, among others. The LGPD also creates the Autoridade Nacional de Proteção de Dados (National Data Protection Authority), or ANPD, with powers to enforce the law.

Most of the provisions of the LGPD came into force on September 18, 2020, while the provisions regarding administrative sanctions came into force on August 1st, 2021. On October 29, 2021, the Regulation on Supervision and Sanctioning Procedures approved by the ANPD, which governs, among other things, how the administrative sanctions provided for in the LGPD should be applied, was published.

In addition to the administrative sanctions provided for in the LGPD, failure to comply with any provisions provided for in the LGPD regarding personal data handled by us will entail the following risks: (i) the filing of lawsuits, individual or collective, claiming damages resulting from violations, based not only on the LGPD, but also on the sparse legislation that address data protection matters; (ii) the application of specific penalties foreseen in the sparse legislation, such as Marco Civil da Internet (Brazilian Internet Act) and the Consumer Protection Code (“CDC”), in case of violation of its provisions, by some consumer protection bodies and Public Prosecution Offices.

The LGPD, as well as any other changes to existing personal data protection laws and the introduction of such laws in other jurisdictions in which we operate, may subject us to, among other things, additional costs and expenses and may require costly changes to our business practices and security systems, policies, procedures and practices. In relation to the LGPD administrative sanctions, failure to comply with the LGPD may result in the following penalties: (a) warning; (b) one-time fine, of up to two percent of the revenues of the infringing entity or of its economic group in Brazil, based on the fiscal year for the year immediately preceding the time of the infringement, limited to R$ 50,000,000.00 reais per infraction; (c) daily fine, which is also subject to the limit set above; (d) mandatory public disclosure of the infraction after confirmation of its occurrence; (e) the blocking of the of personal data until the infringement is corrected; (f) deletion of the personal data corresponding to the infraction; (g) partial suspension of the database to which the infraction refers for 6 months, extendable for another 6 months; (h) suspension of the data handling activity to which the infraction refers for 6 months, extendable for another 6 months; and (i) partial or complete prohibition of any data handling activities, which could harm the Company’s reputation and negatively affect its business and operating results. Moreover, the Company may be liable for property, moral, individual or collective damages caused by it, including by third party providers that handle personal data on behalf of the Company, and jointly liable for property, moral, individual or collective damages caused by its subsidiaries, due to non-compliance with the obligations established by the LGPD.

The facilities and systems may be vulnerable to security breaches, cyber-attacks, acts of vandalism, computer viruses, misplaced or lost data, programming or human errors, or other similar events, and individuals may attempt to gain unauthorized access to our database in order to misappropriate such information for potentially fraudulent purposes. Our security measures may fail to prevent such incidents and breaches of our systems could result in adverse impact to our reputation, financial condition, and market value. In addition, if we are unable to prove that our systems are properly designed to detect and to try and detain a cyberattack, or even if we fail to respond to a cyberattack properly, we could be subject to severe penalties and loss of existing or future business, aside from damages awarded to our customers, dealers and employees whose personal data might have been mishandled or breached. Finally, if the Company fails to ensure the security of personal data, it may be subject to the obligation to notify the ANPD and the data owners involved in the security incident or data breach.

21

The Company may not be able to protect its intellectual property rights.

The Company’s future success depends significantly on its ability to protect its current and future brands and products and to defend its intellectual property rights, including trademarks, patents, domain names, industrial design, trade secrets and know-how. The Company cannot be sure that all trademark applications and patent requests will be issued in relation to any of its applications before the applicable agency. Therefore, events such as the definitive denial of its trademark applications before the authorities, the unauthorized use or other misappropriation of its trademarks may diminish their value and reputation, so that the Company may suffer negative impact on its operating results. There is also a risk that the Company could, by omission, fail to renew a trademark, domain name, industrial design or patent on a timely basis or that our competitors will challenge, invalidate or circumvent any existing or future trademarks and patents requested by, issued to, or licensed by the Company. In case of judicial questioning of any trademarks the judicial decision may negatively affect their use and may prohibit their continuing exploitation.

Regarding the protection of patents registered with the Brazilian National Institute of Industrial Property (“INPI”), in May 2021, the STF published its decision declaring unconstitutional the sole paragraph of article 40 of the Industrial Property Law (“LPI”), which provided for a minimum term of patent protection of 10 years from the date of its grant, considering the delay in the analysis of the applications by the INPI. As a result, owners only have a period of protection of 20 years counted as from the moment the patent is applied for, regardless of the time elapsed during the analysis of the patent application.

The Company cannot ensure that these measures will be sufficient to protect its intellectual property assets portfolio, or that third parties will not violate or even use improperly the Company's reserved proprietary rights. If we are unable to protect our intellectual property rights against infringement or misappropriation, it could have a material adverse effect on our business, results of operations, cash flows or financial condition and, in particular, on our ability to develop our business. In addition, any dispute or litigation related to intellectual property assets may be costly and time consuming due to the uncertainty of litigation on the matter.

The Company may not be able to recruit or retain key personnel.

In order to develop, support and market our products, the Company must hire and retain skilled employees with particular expertise and considering diversity attributions, whenever applicable. The implementation of the Company’s strategic business plans could be undermined by a failure to recruit or retain key personnel or the unexpected loss of senior employees, including in acquired companies. The Company faces various challenges inherent in the management of a large number of employees over diverse geographical regions, with their specific social contexts. Key employees may choose to leave their employment for a variety of reasons, including reasons beyond the Company’s control. The impact of the departure of key employees cannot be determined and may depend on, among other things, the Company’s ability to recruit other individuals of similar experience and skill at an equivalent cost and ability to transmit, maintain and monitor the culture of a safe, friendly and non-discriminatory work environment. The Company cannot ensure that it will be able to attract or retain key employees and successfully manage them, which could disrupt its business and have an unfavorable material effect on its financial position, income from operations and competitive position.

Information technology failures, including those that affect the privacy and security of sensitive customer and business information, could disrupt our operations.

The Company relies on information technology systems to process, transmit, and store large amounts of electronic data, including personal data and information. A significant portion of the communication between its personnel, customers, and suppliers depends on information technology. As with all large systems, the Company’s information systems may be vulnerable to a variety of interruptions due to events beyond its control, including, but not limited to, natural disasters, terrorist attacks, telecommunications failures, computer viruses, hacker attacks or other security issues.

The Company depends on information technology to enable it to operate efficiently and interface with customers, as well as to maintain in-house management and control. The Company also collects and store non-public personal information that customers provide to purchase products or services, including personal information and payment information. In addition, the Company may face occasional system interruptions and delays, making its websites and services unavailable or slow to respond, and preventing it from efficiently accepting or fulfilling orders or providing services to its customers.

22

In addition, the concentration of processes in shared services centers means that any technology disruption could impact a large portion of its business within the operational regions the Company serves. Any transitions of processes to, from or within shared services centers as well as other transformational projects, could lead to business disruptions. If the Company does not allocate, and effectively manage, the resources necessary to build and sustain the proper technology infrastructure, it could be subject to transaction errors, processing inefficiencies, loss of customers, or failure to attract new customers, lost revenues resulting from the disruption or shutdown of computer systems, unexpected failure of devices and software in use by our IT platforms, operations or supply chain disruptions, alteration, corruption or loss of accounting financial or other data on which it relies for financial reporting and other purposes, which could cause errors or delays in its financial reporting or the loss of or damage to intellectual property through security breach. As with all information technology systems, the Company’s system could also be penetrated by outside parties with the intent of extracting or corrupting information or disrupting business processes.

Third-parties security breaches, burglaries, “cyber-attacks”, errors by the Company’s employees or employees of third-party vendors, of contractors, misappropriation of data by employees, vendors or unaffiliated third parties, or other irregularities may result in persons obtaining unauthorized access to Company data or otherwise disrupting its business. Unauthorized or accidental access to, or destruction, loss, alteration, disclosure, misuse, falsification or unavailability of, information could result in violations of data privacy laws and regulations, damage to the Company’s reputation or its competitive advantage, loss of opportunities to acquire or divest of businesses or brands and loss of ability to commercialize products developed through research and development efforts and, therefore, could have a negative impact on net operating revenues. More generally, these or other similar technology disruptions can have a material adverse effect on the Company’s business, results of operations, cash flows and financial condition.

We, as well as all commercial organizations, are routinely subject to cyber threats, however, although the Company continues to invest in new technology-monitoring and cyberattack prevention systems, no commercial or government entity can be entirely free of vulnerability to attack or compromise given how rapidly and unpredictably techniques evolve to obtain unauthorized access or disable or degrade service.

The Company's business units are subject to obtaining and maintaining licenses and their absence may negatively impact the Company.

The Company's business units are subject to obtaining and maintaining licenses and required regulatory approvals issued by competent authorities in the countries in which it operates. The Company cannot guarantee that such licenses or regulatory approvals will be granted, renewed, or extended. Such regulatory approvals or licenses may be withdrawn, or made subject to limitations or onerous conditions. The absence of such licenses or regulatory approvals may result in the interruption of the activities of a certain plant or distribution centers, which may adversely affect the Company's results. In addition, for the granting and/or renewal of such licenses or regulatory approvals, the competent authorities may determine that the Company makes certain changes in its operations and/or facilities, which can cause the Company to incur in additional costs.

The Company may also be subject to regulation and control by other public authorities, in addition to those it currently understands as relevant, and cannot ensure that these authorities will not require additional licenses, permits and authorizations.

In addition, if the Company is unable to obtain, maintain or renew, in a timely manner, the necessary licenses and permits for its activities, it may have to incur additional costs for the payment of any charges or even compromise its regular activities.

Any of these factors that affect the non-obtaining or non-renewal of licenses and permits may cause the Company to incur additional costs and force it to revert funds to comply with the legal requirements or compromise the regular operation of its activities. Moreover, the development of activities without the proper licenses or in disagreement with the licenses and their technical requirements may have negative consequences, such as: (i) infraction notices; (ii) application of successive fines; (iii) impediment to opening and operating units, even temporarily; (iv) interdiction or closing of units, even temporarily; (v) exposure to additional risk or loss of insurance coverage in the event of a security accident or similar event; (vi) compromise of a facility while a license is pending; and (vii) exposure of Ambev, as well as of its representatives, to criminal sanctions. The Company may be adversely affected if one of its premises closes, even temporarily.

23

The Company’s results of operations are affected by fluctuations in currency rates, by the depreciation of the Brazilian real against other currencies, including the US dollar, which may adversely affect the Company’s financial performance.

Most of the Company’s sales are in Brazilian Reais, while a portion of its debt is denominated in other foreign currencies, including the US dollar. Furthermore, a significant portion of the Company’s production costs, especially those involving packaging, such as aluminum cans and PET bottles, as well as sugar, hops, malt and other commodities, are denominated in or linked to the US dollar, which appreciated significantly against the Brazilian Real in the last years.

Therefore, any depreciation of the Brazilian Real against those foreign currencies may increase financial expenses and operating costs, affecting the Company’s ability to meet its foreign currency obligations. The Company cannot guarantee that hedge, its current policy for US dollar-denominated production costs will always be possible, accurate or available, in the future, at reasonable costs.

In addition, the Company has historically reported its consolidated results in Reais. In 2021, the Company generated 51.2% of its net revenues from operating companies that have functional currencies that are not reais (that is, in most cases, the local currency of the respective operating company). Consequently, any change in exchange rates between its operating companies’ functional currencies and Reais will affect its consolidated income statement and balance sheet. Decreases in the value of its operating companies’ functional currencies against Reais will tend to reduce those operating companies’ contributions in terms of the Company’s financial condition and results of operations.

The Company also incurs currency translation risks whenever one of its operating companies transacts using currencies other than its respective functional currency, including purchase or sale transactions and the issuance or incurrence of debt. There is no assurance that the Company’s hedging policies in place to manage commodity price and foreign currency risks will achieve good results against the effects of such foreign currency exposures, particularly in the long-term.

The Brazilian currency has devalued frequently, including during the last two decades. Throughout this period, the Brazilian government has implemented various economic plans and utilized a number of exchange rate policies, including sudden devaluations and periodic mini-devaluations, during which the frequency of adjustments has ranged daily and monthly, floating exchange rate systems, exchange controls and dual exchange rate markets, which was also due to market fluctuations. There have been significant fluctuations in the exchange rates between Brazilian currency and the U.S. dollar and other currencies. In 2019, the U.S. dollar appreciated by 4.0% against the Real, closing at R$4.03 per USD1.00 as of December 31, 2019. In 2020, the U.S. dollar appreciated by 28.9% against the Real, closing at R$5.20 per USD1.00 as of December 31, 2020, with a high level of volatility throughout 2020, mainly as a result of the uncertainties arising from the COVID-19 pandemic. For example, in May 2020, the Real devalued to its lowest level since the currency’s inception to R$5.94 per US$1.00. As of December 31, 2021, the US Dollar/Brazilian Real selling exchange rate was R$5.58 per US Dollar, reflecting a 7.4% devaluation against the US Dollar in comparison with the exchange rate on December 31, 2020. As of April 31, 2022, the exchange rate was R$4.92 per US$1.00.

Devaluation of the real relative to the U.S. dollar may create additional inflationary pressures in Brazil by generally increasing the price of imported products and requiring recessionary governmental policies to curb aggregate demand. On the other hand, further appreciation of the real against the U.S. dollar may lead to a deterioration of the current account and the balance of payments, as well as dampen export-driven growth. The potential impact of the floating exchange rate and measures of the Brazilian government aimed at stabilizing the real is uncertain. In addition, a substantial increase in inflation may weaken investor confidence in Brazil, impacting the Company’s ability to finance its operations through the international capital markets.

24

Other exchange rate devaluations or political decisions related to exchange rates may impact the Compnay’s business as well. For instance, during the first quarter of 2021, Cuba carried out the unification of currencies and the process of elimination of the Cuban Convertible Peso, which mainly affected the volume of Bucanero beer sold, due to a decrease in the local production costs and in the price of the Company's Cuban products. For more information, see risk factor “The Company operates a joint venture in Cuba, in which the Government of Cuba is a joint venture partner. Cuba is still subject to broad and comprehensive economic and trade sanctions of the United States. Our operations in Cuba may adversely affect our reputation and the liquidity and price of our securities” below.

The Company faces operational risks that can result in the partial or temporary shutdown of its operations, which may adversely affect its financial condition and results of operations.

The Company faces operational risks that may result in partial or temporary suspension of its operations and in loss of production. Such outages may be caused by factors associated with equipment failure, information system disruptions or failures (including due to cyber-attacks), accidents, fires, strikes, weather, exposure to natural disasters, regional water crisis, electricity power outages and chemical product spills, accidents involving water reservoirs, availability of the Company’s suppliers to meet demand of raw and packaging materials, among other operational and environmental hazards. The occurrence of these events may, among other impacts, result in serious damage to the Company’s property, assets and reputation, a decrease in production or an increase in production costs, any of which may adversely affect its financial condition and results of operations.

During the normal course of our business, the Company depends on the continuous availability of logistics and transportation networks, including roads, railways, warehouses and ports, among others. Such operations may be disrupted by factors beyond the Company’s control, such as social movements, natural disasters, electricity shortages and labor strikes. Any interruption in the supply of inputs for the operation of the Company’s industrial units or in the delivery of its products to clients could cause a material adverse impact on its results of operations.

Moreover, the transportation and infrastructure system in Brazil and other countries the Company operates is under development and needs improvements so that it can work efficiently and serve better the Company’s business. Any significant interruptions or reductions in the use of transport infrastructure or in its operations in the cities where the Company’s distribution centers are located, may delay or impair the Company’s ability to distribute goods and cause its sales to drop, which may negatively impact its financial and operating results.

Our insurance coverage may be insufficient to make us whole on any losses that we may sustain in the future.

The cost of some of our insurance policies could increase in the future. In addition, some types of losses, such as losses resulting from wars, acts of terrorism, or natural disasters, generally are not insured because they are either uninsurable or it is not economically practical to obtain insurance. Moreover, insurers recently have become more reluctant to insure against these types of events. Should a material uninsured loss or a loss in excess of insured limits occur, this could adversely impact our business, results of operations and financial condition.

Our shareholders may not receive any dividends.

According to our Bylaws, we generally pay our shareholders 40% of our annual adjusted net income, calculated according to Brazilian Law No. 6404/76, as amended (the “Law No. 6,404/76”), according to the mechanisms described in our Bylaws and as presented in our unconsolidated financial statements prepared under IFRS. The main sources for these dividends are cash flows from our operations and dividends from our operating subsidiaries. Therefore, that net income may not be available to be paid out to our shareholders in a given year.

Moreover, we might not pay dividends to our shareholders in any particular fiscal year upon the determination of the Board of Directors that any distribution would be inadvisable in view of our financial condition. While the law does not establish the circumstances rendering the payment of dividends inadvisable, it is generally agreed that a company need not pay dividends if such payment threatens its existence as a going concern or harms its normal course of operations, including the deterioration of our financial condition resulting from the COVID-19 pandemic.

25

Any dividends not distributed would be allocated to a special reserve account for future payment to shareholders, unless it is used to offset subsequent losses or as otherwise provided for in our Bylaws or in Law No. 6,404/76. It is possible, therefore, that our shareholders will not receive dividends in any particular fiscal year.

The relative volatility and illiquidity of securities of Brazilian companies may affect your ability to sell the Company’s securities at the price and time you desire.

Investing in securities of companies in emerging markets, such as Brazil, involves greater risk than investing in securities of companies from more developed countries, and those investments are generally considered speculative in nature.

Brazilian investments, such as investments in our common shares and ADSs, are subject to economic and political risks, involving, among other factors:

•             changes in the Brazilian regulatory, tax, economic and political environment that may affect the ability of investors to receive payment, in whole or in part, in respect of their investments; and

•             restrictions on foreign investment and on repatriation of capital invested.

The Brazilian securities markets are substantially smaller, less liquid and more concentrated and volatile than major U.S. and European securities markets. They are also not as highly regulated or supervised as those other markets. The relative illiquidity and smaller market capitalization of Brazilian securities markets may substantially limit your ability to sell the Company’s securities at the price and time you desire.

Future share issues may reduce the value of equity held by the current shareholders, significantly affecting the future market price of Company’s shares.

The Company may need to raise additional capital in the future, also by means of the issue of shares or debt securities convertible into shares. Any additional capital obtained from the issue of shares may reduce the proportional interest held by the investors in the Company’s capital, and reduce the earnings per share and the net equity value per share; thus, any issue made by the Company or its major shareholders may have adverse effects on the future market price of the Company’s shares.

The Company is subject to risks related to pending legal and administrative proceedings, and court decisions not favorable to the Company in such actions may adversely affect its results of operations, cash flows and financial condition.

The Company is now and may in the future be party to legal proceedings and claims (including labor, tax and alcohol-related claims) and significant damages may be asserted against it. The results of legal and administrative proceedings are uncertain, and, regardless of the merits of the claims, litigation can be expensive, lengthy and adversely affect the Company. Company’s management may also be exposed to sanctions due to legal proceedings against its members involving its operations. The results of judicial and administrative proceedings are uncertain and, independently of merit of the requests, claims may be expensive, long and prejudicial to the Company. The Company can give no assurance that the decisions or resolutions in any particular action will be favorable to the Company. Unfavorable court decisions may adversely affect its business, brands, financial condition and results of operations. For further information about the Company’s court and administrative contingencies, see items 4.3 to 4.7 of this Reference Form.

The Company’s tax contingency has grown in recent years mainly because (i) their principal amount is adjusted on a monthly basis in accordance with the SELIC rate and (ii) of the highly litigious environment in Brazil in connection with tax disputes. Such environment is caused, among other reasons, by the highly complex tax legislation in Brazil, which in many instances reduces certainty of interpretation, as well as impossibility of out of court settlements between the Brazilian IRS and taxpayers. As the administrative phase of our tax proceedings ends and the judicial proceedings begin, the Company will be required to guarantee the amounts under discussion, through insurance bonds, bank guarantees or bank deposits.

26

Moreover, companies in the alcoholic beverage and soft drink industries are, from time to time, exposed to collective suits (class actions) or other litigation relating to alcohol advertising, alcohol abuse problems or health consequences from the excessive consumption of beer, other alcoholic beverages and soft drinks. As an illustration, certain brewery and other alcoholic beverage producers from Brazil have been involved in class actions and other litigation seeking damages.

Additionally, there has been an increase in the filing of lawsuits against large companies involving environmental, social and governance (ESG) issues, including claims related to climate issues, net-zero plans, supply chain business relationships and diversity and sustainability disclosure practices. As a result, the Company may also be subject to class actions or other lawsuits, including administrative proceedings, with respect to our ESG ambitions, since these issues have increasingly attracted the attention of investors and the civil society on a global scale.

If any of these types of litigation were to result in fines, damages or reputational damage to the Company or its brands, this could have a material adverse effect on its business, results of operations, cash flows or financial position.

Contractual and legal restrictions to which Ambev and its subsidiaries are potentially or allegedly subject may be triggered upon the consummation of certain transactions involving our indirect controlling shareholder, Anheuser-Busch InBev S.A./NV, or ABI, resulting in adverse limitations to our operations.

Ambev and its subsidiaries are a party to certain joint venture, distribution and other agreements, guarantees and instruments that may contain restrictive provisions that our contractual counterparties may try to interpret as being triggered upon the consummation of certain unrelated transactions of ABI. Some of those contracts may be material and, to the extent they may contain any such restrictive provisions, our counterparties may seek to enforce certain contractual remedies that may curtail material contractual rights and benefits that we have thereunder under the argument that ABI’s consummation of certain transactions has triggered the referred provisions. Similarly, unrelated transactions consummated by ABI may subject us to further antitrust restrictions in the countries in which we already operate. Any such restrictions may limit the amount and quality of business we conduct in each of those countries

b) In regard to the Company’s direct or indirect controlling shareholder, or the controlling group:

The Company’s controlling shareholders may adopt several corporate measures without the approval of non-controlling shareholders.

As of December 31, 2021, the Company’s two direct controlling shareholders, that is, Interbrew International B.V. and AmBrew S.à.r.l., which are subsidiaries of Anheuser-Busch InBev S.A./NV, held a 61.8% interest in the Company’s stock, except for treasury shares. Accordingly, Anheuser-Busch InBev S.A./NV controls the Company, although (i) is subject to the shareholders’ agreement entered into by Interbrew International B.V. and AmBrew S.à.r.l. with the minority shareholder, Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência on April 16, 2013, effective as from July 2, 2019; and (ii) is controlled by Stichting Anheuser-Busch InBev, or Stichting, a foundation organized under the laws of the Netherlands, which represents an important part of interests of the Belgium families who founded Interbrew International B.V. (previous name of ABI) (represented mainly by EPS Participations S.à.R.L.) and of interests of the Brazilian families who were previously the Company’s controlling shareholders (represented by BRC S.à.R.L.). For more information on the Company’s shareholders’ agreement, see item 15.5 of this Reference Form.

The Company’s controlling shareholders are able to elect the majority of the members of its Board of Directors and Fiscal Council, and generally determine the outcome of most other actions requiring shareholder approval, including dividend distributions, the consummation of corporate restructurings, issuances of new shares, sales of materials assets and Bylaw amendments. Under Law No. 6404/76, as amended, or the Brazilian Corporation Law, the protections afforded to non-controlling security holders may differ from, or be less comprehensive than, the corresponding protections and fiduciary duties of directors applicable in the U.S. or other jurisdictions.

c) In regard to the Company’s shareholders

Please check item (b) above. There are no other risk factors regarding the Company’s shareholders.

27

d) In regard to the Company’s subsidiaries and affiliates

The ability of our foreign subsidiaries to distribute cash upstream may be subject to various conditions and limitations.

Our foreign subsidiaries’ ability to distribute cash (to be used, among other things, to meet our financial obligations) through dividends, intercompany advances, management fees and other payments is, to a large extent, dependent on the availability of cash flows at the level of such foreign subsidiaries and may be restricted by applicable laws and accounting principles. In particular, 52.2%, which equals to R$ 37.3 billion, of our total net revenues of R$72.9 billion in 2021 came from our foreign subsidiaries. In addition, some of our subsidiaries are subject to laws restricting their ability to pay dividends or the amount of dividends they may pay.

If we are not able to obtain sufficient cash flows from our direct or indirect foreign subsidiaries, this could negatively impact our business, results of operations and financial condition, since it can limit the Company’s ability to pay all of its obligations.

e) In regard to the Company’s suppliers

The Company relies on external suppliers for its production and distribution, and the termination or modification of the arrangements with such third parties, or any failure by them to comply with the laws and regulations, could negatively affect the Company’s business.

The Company relies on external suppliers for a range of raw materials for beer and other non-alcoholic beverages, and for packaging material, including aluminum cans, glass, kegs and PET bottles. The Company seeks to limit its exposition to fluctuations on the supply of such raw materials entering into agreements with fixed price with medium and long term. The Company has a limited number of suppliers of aluminum cans, glass and PET bottles. Consolidation of the aluminum can industry, glass and PET bottle industry in certain markets in which the Company operates has reduced local supply alternatives and increased the risk of disruption to aluminum can, glass and PET bottle supplies. The termination of or material change to arrangements with certain key suppliers, disagreements with those suppliers as to payment or other terms, or the failure of a key supplier to meet our contractual obligations or otherwise deliver materials consistent with current usage would or may require the Company to make purchases from alternative suppliers, in each case at potentially higher prices than those agreed with this supplier. Additionally, the Company may be subject to potential reputational damage if one of our suppliers violates applicable laws or regulations. These factors could a material adverse effect on the Company’s business, results of operations, cash flows or financial condition.

The Company has also entered into contracts with third parties to provide services, including transportation and logistics. The early termination or expiration of these contracts or the Company’s inability to renew them or negotiate new contracts with other service providers with similar conditions may adversely affect the Company’s financial and operating condition. In addition, the majority of the Company’s suppliers of transportation operate under concessions granted by the Brazilian government and the loss or non-renewal of such concessions may also adversely affect the Company’s results of operations and financial condition.

In addition, if any of the Company’s suppliers and/or service providers fail(s) to comply with the laws or regulations, or applicable corporate policies and/or specific contractual clauses determined by the Company, including binding sustainability practices and related to ESG matters (environmental, social and corporate governance), as well as social, environmental, labor and integrity laws, the Company may be subject to fines, administrative and judicial proceedings or other measures with a negative impact on its business, operating results and reputation. For more information, see item 4.3 et seq. of this Reference Form.

Additionally, the Company has licenses to bottle and/or distribute brands held by other companies over which it does not have control. If the Company is unable to maintain such arrangements on favorable terms, this could have a material adverse effect on its business, results of operations, cash flows or financial condition.

28

f) In regard to the Company’s clients

Demand for the Company’s products may be adversely affected by changes in consumer preferences and tastes.

The Company depends on its ability to anticipate and satisfy consumer preferences and tastes. Consumer preferences and tastes can change in unpredictable ways due to a variety of factors, such as changes in demographics, consumer health concerns regarding obesity, product attributes and ingredients, changes in travel, vacation or leisure activity patterns, weather, consumer concerns regarding the socio-environmental impact caused by the products and their manufacture, negative publicity resulting from regulatory action or litigation against the Company or comparable companies or a downturn in economic conditions. Consumers also may begin to prefer the products of competitors or may generally reduce their demand for products of the Company’s business segment. Failure by the Company to anticipate or respond adequately to changes in consumer preferences and tastes could adversely impact its business, results of operations and financial condition.

g) In regard to the sector in which the Company operates

Volatility in commodities prices may adversely affect the Company’s financial performance.

A significant portion of the Company’s cost of sales is comprised of commodities such as aluminum, sugar, corn, wheat and PET bottles, which prices changes substantially in 2021. An increase in commodities prices directly affects the Company’s consolidated operating costs. The Company cannot assure that its hedging to mitigate its exposure risks to commodity prices will always be possible or available at reasonable costs at all times in the future.

Set forth below is a table showing the volatility in 2021 prices of the principal commodities the Company purchases:

Commodity	High Price	Low Price	Average in 2021	Fluctuation
Aluminum (USD/ton)	3,180.00	1,951.50	2,476.90	42%
Sugar (USD cents/pounds)	20.42	14.71	17.85	22%
Corn (USD cents/bushel)	7.40	4.84	5.76	23%
Wheat (USD cents/bushel)	8.56	6.02	7.02	20%
PET (USD/ton)	856.47	556.88	731.79	39%

Sources: Aluminum LME, Sugar ICE, Corn CBOT, Wheat CBOT and PET IHS (former CMAI).

If the Company does not successfully comply with the anti-corruption laws and regulations designed to combat governmental corruption in countries in which it sells its products, the Company could become subject to fines, penalties or other regulatory sanctions, as well as to adverse press coverage, which could affect its reputation, operations and sales.

The Company is subject to the risk that its management, employees or other representatives may take actions that violate applicable anti-corruption laws, such as Brazilian Federal Law No. 12,846/2013 (“BCCA”) and the U.S. Foreign Corrupt Practices Act (“FCPA”).

The BCCA imposes strict liability on companies for certain acts against the public administration, including corrupt acts involving public officials, whether foreign or local. Under the BCCA, companies may be held liable for such acts and face administrative and judicial sanctions, including severe fines and disgorgement of profits, among other sanctions. When imposing sanctions under the BCCA, Brazilian authorities may consider whether a company has implemented an effective integrity program (anti-corruption compliance).

Notwithstanding the BCCA and related Brazilian enforcement efforts, Brazil, as well as other countries in which the Company operates, still has a perceived elevated risk of corruption. To a certain degree, that may leave the Company exposed to potential violations of the BCCA, FCPA or other applicable anti-corruption laws and regulations. For example, several high-profile corporate corruption allegations have surfaced in Brazil, especially since the beginning of 2014.

29

Additionally, in the ordinary course of business, the Company regularly contracts and deals with business partners and consulting firms. Some of these third parties have been managed or controlled by former public officials. Because Brazilian authorities are conducting ongoing investigations that target certain firms and business partners that the Company previously engaged, the Company has been cited as client in connection with such investigations.

In the third quarter of 2019, there were news reports regarding alleged leaks of statements about the Company by a former consultant, Mr. Antonio Palocci, in a legal procedure to which the Company subsequently had access. In this regard, the Company has not identified evidence supporting Mr. Palocci’s claims of illegal conduct by Ambev and remain committed to monitoring this matter.

The Company has implemented an integrity program (anti-corruption compliance) designed to detect, prevent and remediate potential violations of applicable anti-corruption laws. Nevertheless, there remains some risk that improper conduct could occur, thereby exposing the Company to potential liability and the costs associated with investigating and remediating such potential misconduct. The Company’s existing internal controls and compliance procedures may not be sufficient to prevent or detect all inappropriate conduct, fraud or violations of applicable law by our employees, agents, and other business partners.

If the Company does not comply with anti-corruption and other similar laws, such as the BCCA and FCPA, the Company may be subject to administrative, civil and criminal penalties. This could harm the Company’s brand and reputation and have a material adverse impact on its business, financial condition, results of operations and prospects. Adverse press coverage also may result from having the Company’s name or brands associated with any misconduct and, even if unwarranted or baseless, could damage the Company’s reputation, brands and sales. Therefore, if the Company becomes involved in any investigations or other proceedings under the FCPA, BCCA or other applicable anti-corruption laws, in Brazil or in other countries in which the Company operates, its business could be adversely affected.

Competition could lead to a reduction of the Company’s margins, increase costs and adversely affect its profitability.

The Company competes both to other brewers and other beverage companies. Globally, brewers, as well as other players in the beverages industry, compete mainly on the basis of brand image, price, quality, distribution networks and customer service. Consolidation has significantly increased the capital base and geographic reach of the Company’s competitors in some of the markets in which it operates.

Concurrently, competition in the beverage industry is expanding and the market is becoming more fragmented, complex and sophisticated as consumer preferences and tastes evolve. Competition may divert consumers and customers from the Company’s products. Competition in the Company’s various markets could cause the Company to reduce pricing, increase capital investment, increase marketing and other expenditures, prevent the Company from increasing prices to recover higher costs, and thereby cause the Company to reduce margins or lose market share. Any of the foregoing could have a material adverse effect on the Company’s business, financial condition and results of operations. Innovation faces inherent risks, and the new products the Company introduces may not be successful, while competitors may be able to respond more quickly than the Company can do to emerging trends.

The purchasing decisions of consumers are affected by factors including brand recognition, product quality and performance, price and subjective preferences. Some of the Company’s competitors may have marketing investments substantially larger than ours. If the Company’s advertising, promotional and marketing strategies do not succeed and if the Company is unable to offer new products to meet the market demands, our market share and results may be adversely affected. If it is not possible to introduce new products in a timely manner or if the Company’s end consumers believe that its competitors’ products are more attractive, its sales, profitability and results of operations may be adversely affected.

In addition, the lack of equal competitive conditions, the granting of tax subsidies, unfair or unlawful practices, tax evasion and corruption can distort the competitive environment, generating material adverse effects on the Company's profitability and ability to operate.

30

Negative publicity focusing on our products or on the way we conduct our operations may harm our business.

Media coverage and publicity generally can exert significant influence on consumer behavior and actions. If the social acceptability of beer, other alcoholic beverages or soft drinks were to decline significantly, sales of our products could materially decrease. In recent years, there has been increased public and political attention directed at the alcoholic beverage and soft drink industries. This attention is a result of public concern over (i) alcohol-related problems, including drunk driving, (ii) underage drinking, as well as (iii) health consequences resulting from the excessive consumption of beer and soft drinks (for example, alcoholism and obesity). Factors such as negative publicity regarding the consumption of beer, other alcoholic beverages or soft drinks, publication of studies indicating a significant health risk from consumption of those beverages, or changes in consumer perceptions affecting them could adversely affect the sale and consumption of our products and harm our business, results of operations, cash flows or financial condition to the extent consumers and customers change their consumption patterns.

Key brand names are used by us, our subsidiaries, associates and joint ventures, and licensed to third-party brewers. To the extent that we or one of our subsidiaries, associates, joint ventures or licensees are subject to negative publicity, and the negative publicity causes consumers and customers to change their purchasing patterns, it could have a material adverse effect on our business, results of operations, cash flows or financial condition. As we continue to expand our operations into emerging and growth markets, there is a greater risk that we may be subject to negative publicity, in particular regarding negative environmental impacts, labor rights, corporate transparency and local work conditions. Negative publicity that materially damages the reputation of one or more of our brands could have an adverse effect on the value of that brand and subsequent revenues from that brand or business, which could adversely impact our business, results of operations, cash flows and financial condition.

h) In regard to the regulations of the sector in which the Company operates

The Brazilian government has exercised, and continues to exercise, significant influence over the Brazilian economy; Brazilian economic and political conditions have a direct impact on our business, and they may adversely affect our results.

The Brazilian economy has been characterized by significant involvement on the part of the Brazilian government, which has historically changed monetary, credit and other policies to influence Brazil’s economy. The Brazilian government’s actions to control inflation and affect other policies have involved wage and price controls, the Central Bank’s base interest rates, as well as other measures, such as the freezing of bank accounts, which occurred in 1990.

The actions taken by the Brazilian government concerning the economy may have important effects on the market conditions, prices of Brazilian securities, Brazilian corporations and other entities, including the Company, its inputs, products, distribution, sales force and financial condition. Our financial condition and results of operations may be adversely affected by the following factors and the Brazilian government’s response to the following factors:

•                devaluations and other exchange rate movements;

•                inflation;

•                investments;

•                exchange control policies;

•                unemployment levels and labor regulation;

•                social instability;

•                price instability;

•                energy shortages;

•                water rationing;

•                natural and other disasters, including large scale epidemics and pandemics;

•                interest rates and monetary policies;

•                liquidity of domestic capital and lending markets;

•                growth or downturn of the Brazilian economy;

•                import and export controls;

31

•                exchange controls and restrictions on remittances abroad;

•                response to COVID-19 pandemic, including social benefits and restriction of businesses operations;

•                tax policy and changes in the tax law; and

•                other political, diplomatic, social and economic developments in or affecting Brazil.

Uncertainty as to whether the Brazilian federal government will implement changes in policy or regulation affecting these or other factors in the future may affect economic performance and contribute to economic uncertainty in Brazil and to heightened volatility and lack of liquidity in the Brazilian capital market and securities issued by Brazilian companies. For example, the deterioration in federal, state and municipal governments’ fiscal results in recent years has led to an unprecedented increase in gross debt as well as in the Gross Debt to GDP ratio, which led Brazil to lose its investment grade from credit rating agencies, decreasing the influx of foreign capital and contributing to a lower level of economic activity. In addition, the Brazilian economy has experienced a sharp drop in recent years due, in part, to the interventionist economic and monetary policies of the Brazilian federal government.

It is not possible to predict the measures that the Brazilian federal government will take due to mounting macroeconomic pressures or otherwise. Recent economic and political instability has led to a negative perception of the Brazilian economy and higher volatility in the Brazilian capital markets and the securities of Brazilian issuers, which also may adversely affect us. Indecision as to changes in policies and regulations implemented by the Brazilian federal government may contribute to economic uncertainty in Brazil and greater volatility in the Brazilian capital markets. Prior to the COVID-19 pandemic, Brazil was just emerging from a prolonged recession and a period of slow recovery, with only meager GDP growth in 2017, 2018 and 2019. Brazil’s incipient economic recovery in 2020 was torpedoed with the onset of the COVID-19 pandemic and governmental measures in relation thereto, all of which have introduced an additional level of economic and political uncertainty. These dynamics further affected 2021, which, combined with reduced government stimulus, amplified uncertainty by adding volatility to the market through accelerated inflation, lower disposable income and higher SELIC rates in Brazil.

Economic and political uncertainty and volatility in Brazil, and the perception of these conditions in the international financial markets, may adversely affect our business.

Our most significant market is Brazil, which has periodically experienced rates of inflation higher than those expected. Inflation, along with governmental measures to fight inflation and public speculation about possible future measures, has had significant negative effects on the Brazilian economy. The annual rates of inflation, as measured by the Índice Nacional de Preços ao Consumidor (National Consumer Price Index), were 4.5% in 2019, 5.5% in 2020 and 10.2% in 2021. Brazil may experience high levels of inflation in the future and such inflationary pressures may lead to the Brazilian government intervening in the economy and introducing policies that could adversely affect the Brazilian economy, the securities market and our business. In the past, the Brazilian government’s interventions included the maintenance of a restrictive monetary policy with high interest rates that restricted credit availability and reduced economic growth, causing volatility in interest rates. Recently, inflationary pressures have increased, including as a result of the ongoing COVID-19 pandemic, which has led to the return of a more restrictive monetary policy.

The SELIC official interest rate in Brazil oscillated from 7.25% in 2012 to 4.50% in 2019, as established by the Central Bank’s Monetary Policy Committee (Comitê de Política Monetária do Banco Central do Brasil, or COPOM). On February 2020, the COPOM reduced the official interest rate to 4.25% and further reduced it in March 2020 to 3.75%. In an effort to offset the impact of the COVID-19 pandemic on domestic demand, the COPOM further reduced the rate in May, June and August 2020, with the interest rate at 2.0% on December 31, 2020, representing its record low. As a result of more lenient government and Central Bank’s policies and interest rate decreases, combined with the effects of the COVID-19 pandemic, inflation rates increased significantly in 2021 and, consequently, triggered significant increases in interest rates. In March 2021, the COPOM increased the SELIC rate to 2.75% and also increased it in May, June, August, September, October and December 2021. On the date of this Reference Form, the SELIC rate is 12.75%. It is not possible to assure you that inflation will not affect our business in the future. In addition, any efforts by the Brazilian government to preserve economic stability, as well any public speculation about possible future initiatives, may contribute significantly to economic uncertainty in Brazil and may heighten volatility in the Brazilian securities markets and securities issued abroad by Brazilian issuers. It is also difficult to assess the impact that turmoil in the credit markets will have in the Brazilian economy, and as a result on our future operations and financial results.

32

In addition, Brazil’s political environment has historically influenced, and continues to influence, the performance of the country’s economy. Political crises have affected and continue to affect the confidence of investors and the general public, which have historically resulted in economic deceleration and heightened volatility in the securities issued by Brazilian companies.

The economic and political instability in Brazil has contributed to a decline in market confidence in the Brazilian economy. In addition, since 2014, Brazil has experienced amplified economic and political instability derived from various currently ongoing investigations into allegations of money laundering and corruption being conducted by the Office of the Brazilian Federal Prosecutor, including the largest such investigation, known as Lava Jato, as well as other derivative or independent investigations such as Cui Bono, A Origem, Sepsis, Patmos, Zelotes and Greenfield investigations. The potential outcome of such corruption-related investigations is uncertain, but they have already impacted the general market perception of the Brazilian economy, political environment and the Brazilian capital market. We have no control over, and cannot predict, whether such investigations or allegations will lead to further political and economic instability.

Due to such instability, among other factors, Brazil has been facing difficulties, including the increasing unemployment rates, decreasing consumer and business confidence, falling industrial output, a deficit in the Brazilian primary accounts, shrinking in gross domestic product up to 2017 and limited growth since then, increasing uncertainties with regards to Congressional decisions and the significant devaluation and volatility of the real.

More recently, President Bolsonaro’s continued criticism to Brazil’s electronic voting system and the Judiciary for investigations involving its supporters for allegedly funding, organizing or inciting acts of violence or undemocratic, or disseminating false information, has contributed to heightening tensions with the Federal Supreme Court of Brazil.

The eventual outcome of these and other cases is uncertain, but they impact the image and reputation of the companies involved, as well as the general market perception of the Brazilian economy. The development of cases of unethical and/or illegal conduct has impaired and may continue to impair our business, financial situation and operating results, including the trading price of our shares. It is not possible to predict whether the ongoing investigations will lead to further political and economic instability or whether new allegations against public officials and/or executives of private companies will arise in the future. It is also not possible to predict the outcome of these investigations or their impact on the Brazilian economy or the Brazilian stock market.

Furthermore, general elections in Brazil, including those to elect the president, are scheduled to take place in October 2022. Historically, electoral years in Brazil, especially presidential ones, are marked by political uncertainties that generate greater instability and volatility in the Brazilian economic and political scenario. Moreover, the Federal Supreme Court of Brazil recently overturned the criminal convictions and restored former President Luis Inácio Lula da Silva’s political rights, allowing him to run in the upcoming presidential elections. The outcome of the upcoming presidential elections, as well as their impacts on the Brazilian economy, are uncertain and may adversely affect our operations, financial results and the trading price of our shares.

Besides, consumption of beer, other alcoholic beverages and soft drinks in many of the jurisdictions in which we operate, including Brazil, is closely linked to general economic conditions, such that levels of consumption tend to rise during periods of rising per capita income and to fall during periods of declining per capita income. The consumption of beer and other alcoholic beverages also varies in accordance with changes in disposable income. Any decrease in disposable income resulting from an increase in inflation, income taxes, cost of living, unemployment levels, political or economic instability or other factors would likely adversely affect the demand for beer, other alcoholic beverages, soft drinks and other non-alcoholic beverages, as well as our results of operations. Moreover, the instability and uncertainty in the Brazilian economic and political scenario may continue to adversely affect the demand for our products, which in turn may negatively impact on our operations and financial results.

33

Increases in taxes levied on beverage products in countries in which we operate and unfair competition arising from tax evasion may adversely affect our results and profitability.

Increases in high levels of taxation in the countries in which we operate could adversely affect our profitability. Increases in taxes on beverage products usually result in higher beverage prices for consumers. Higher beverage prices generally result in lower levels of consumption and, therefore, lower net revenues. Lower net revenues result in lower margins because some of our costs are fixed and thus do not vary significantly based on the level of production. We cannot assure you that the local governments will not increase current tax levels, and that this will not impact our business.

In Brazil, for example, in January 2015 the Brazilian federal government enacted Law No. 13097, which introduced a new federal taxation model for beer and soft drinks, creating a less complex and more predictable tax system for the industry. The new tax model came into force on May 1, 2015. Among other changes, the new set of rules establishes that the Excise Tax (Imposto sobre Produtos Industrializados), or the IPI Excise Tax, the Social Integration Program Contribution (Programa de Integração Social), or the PIS and the Contribution and the Social Security Funding Contribution (Contribuição para Financiamento da Seguridade Social), or the COFINS, are due by manufacturers and wholesalers and shall be calculated based on the respective sales price (ad valorem). Under the previous legislation, the referred taxes were due exclusively by the manufacturer at fixed amounts per liter of beer or soft drink produced (ad rem). Besides, with the enactment of the referred Law, the PIS/COFINS rates applicable for beer and soft drinks were increased and the rates for IPI were reduced.

In recent years, the federal government has issued decrees that gradually reduced the IPI tax rate for operations with soft drink concentrates, and, in May 2022, Decree No. 11,052, which reduced the rate to zero, was published. These reductions decrease the value of the IPI presumed credit recorded on acquisitions of these concentrates from companies located in the Manaus Free Trade Zone. On the other hand, also in 2022, the federal government enacted Decrees Nos. 10,979, 11,047 and 11,055 that reduced the IPI tax rate by 25% and 35% for various products, including beer and soft drinks. The constitutionality of these decrees has been questioned before the Supreme Federal Court, which still does not have a final ruling on the matter.

On the state level, in 2015, the Federal District and the States of São Paulo, Rio de Janeiro, Minas Gerais, Rio Grande do Sul, Ceará, Amapá, Rondônia, Amazonas, Tocantins, Piauí, Maranhão, Rio Grande do Norte, Bahia, Pernambuco, Paraíba, Alagoas, Sergipe and Mato Grosso do Sul increased their ICMS Value-Added Tax rate applicable to beer and/or soft drinks. In 2016, the States of Rio de Janeiro and Acre increased the respective ICMS Value-Added Tax rate once again, which came into force in 2017. In 2017, the Goiás and Amazonas States increased their ICMS rates applicable to soft drinks and beer, respectively. In 2018, the States of Maranhão and Pernambuco increased their ICMS tax rates applicable to non-alcoholic beverages and Bahia and Maranhão increased their ICMS tax rate applicable to beer, which became effective at the beginning of 2019. In 2020 and 2021, no Brazilian state raised ICMS tax rate for either beer or non-alcoholic beverages.

In addition, certain tax laws may be subject to controversial interpretations by tax authorities, and we may be adversely affected, including the full payment of taxes due, plus charges and penalties.

Moreover, the effects of COVID-19 pandemic and the declaration of a state of calamity can result in socioeconomic impacts, including an eventual reduction of tax revenues in Brazil and an increase in public spending, especially in key sectors. In this scenario, the Federal, State and Municipal Governments may promote legislative changes to impose, even if temporarily, a more onerous tax burden to our activities. Such measures may adversely affect our business and results.

Furthermore, currently, there are tax reform proposals pending evaluation by the Brazilian Congress. Among the proposals under evaluation, there is the possibility of a total or partial modification of the consumption and income taxation systems. As for income taxation, the Congress is discussing possible changes to corporate (legal entity) tax rates as a way to balance the impact of possible taxation on dividends, as well as other changes that may affect their tax base. With regard to the consumption taxation system, the proposals suggest the extinction of all or some of the federal taxes, namely, IPI, PIS and COFINS, as well as the state tax, ICMS, and the municipal tax, ISS, for the purpose of implementing new taxes levied on consumer operations. The implementation of a tax reform or any changes in the current applicable tax legislation, altering the taxes due and/or the tax incentives enjoyed by the companies, may affect, directly or indirectly, our business.

34

The regulation on alcoholic beverages to which the Company is subject in the countries in which it operates may have an adverse effect on its results.

Our business is regulated by federal, state, local laws and regulations governing many aspects of our operations, including brewing, marketing and advertising, consumer promotions and rebates, workplace safety, transportation, environmental aspects, distributor relationships, retail execution, sales and data privacy, among others. In addition, as a publicly-held company in Brazil and in the US, we are also subject to Brazilian and US securities law and to the supervision of the CVM and the US Securities & Exchange Commission (SEC) with respect to our securities. We may be subject to allegations of non-compliance with the applicable laws and regulations, which may result in fines and other penalties. We may be subject to claims that we have not complied with existing laws and regulations, which could result in fines and penalties.

Additionally, the Company may be subject to laws and regulation aimed at reducing the offer of beer and soft drinks in some markets in which the Company conducts activities, in order to address the alcohol abuse, sales of alcoholic beverages to minors, issues related to the health and other social concerns. For example, certain Brazilian states and small municipalities in which we operate have enacted legislation limiting the time for operating some points of sale, prohibiting the sale of soft drinks in schools, and imposing restrictions to the advertisement of alcoholic beverages. Moreover, the Brazilian Congress is also evaluating proposed regulation imposing hygienic seals on beverage cans, as well as regulation on the consumption, sales and marketing of alcoholic beverages, including beer which, if enacted, may impose restrictions on the advertisement of alcoholic beverage products on television during specified times of the day and the hours of operation of certain points of sale, among other things. In addition, there are legal proceedings pending before Brazilian courts that may lead to restrictions on advertisement of alcoholic beverages. These rules and restrictions may adversely impact our results of operations.

Additionally, we may be unable to timely comply with recently enacted laws and regulations in the countries we operate or to comply with laws and regulations in countries we recently started to operate. There is a global trend of increasing regulatory restrictions with respect to sale of alcoholic beverages and soft drinks. Compliance with such regulatory restrictions can be costly and may affect earnings in the countries in which we operate.

In addition, the partnership between Labatt Brewing Company Ltd. (“Labatt”), our Canadian subsidiary, and Tilray to research non-alcohol beverages containing tetrahydrocannabinol (THC) and cannabidiol (CBD), both derived from cannabis, and also to commercialize a non-alcoholic CBD beverage in Canada only, could lead to increased legal, reputational and financial risks. While this partnership is currently limited to research in Canada, the laws and regulations governing recreational cannabis are still developing, including in ways that cannot be predicted. For instance, the involvement in the legal cannabis industry in Canada may invite new regulatory and enforcement scrutiny in other markets. Cannabis remains illegal in many markets in which we operate, and violations of law could result in significant fines, penalties, administrative sanctions, convictions or settlements arising from civil proceedings or criminal charges. Furthermore, the political environment and popular support for cannabis legalization is changing quickly and remains in flux.

We are subject to Brazilian and other antitrust regulations.

As any company operating in Brazil, we are subject to the Brazilian antitrust law, which sets forth the conducts that should be considered infractions to the economic order and the applicable penalties. We have a substantial share of the beer market in Brazil and thus we are subject to scrutiny and enforcement by Brazilian antitrust authorities (mainly the Administrative Council for Economic Defense – CADE). From time to time, we are and may become involved in litigation, investigations and other legal or administrative proceedings relating to antitrust claims filed by CADE or arising from allegations of violations of laws or regulations by competitors, clients or third parties. Therefore, we cannot assure you that Brazilian antitrust law will not affect our business in the future.

We also have substantial share of the beer market in other countries, such as Argentina, Bolivia, Canada, Uruguay, Paraguay, Panama and Dominican Republic, in which our operations are subject to scrutiny by local antitrust authorities. We cannot assure you that local antitrust laws will not affect our business in such other countries in the future.

35

i) In regard to the foreign countries where the Company operates

Deterioration in economic and market conditions in Brazil and in other emerging market countries, as well as in developed economies (including due to the COVID-19 pandemic), may adversely affect the market price of our common shares and ADSs.

Economic and market conditions in Brazil and other emerging market countries, especially those in Latin America, influence the market for securities issued by Brazilian companies as well as investors’ perception of economic conditions in Brazil. Crises in emerging markets, such as in Southeast Asia, Russia and Argentina, historically caused volatility in the Brazilian stock market and other emerging countries. In addition, global financial crises originating in developed economies, including the subprime debt crisis in the United States and the sovereign debt crisis in Europe, historically have also had an impact on many economies and capital markets around the world, including Brazil, which affected and may come to adversely affect investors’ interest in the securities of Brazilian issuers such as Ambev.

More recently, the COVID-19 virus pandemic has resulted in significant financial market volatility and uncertainty around the globe. Therefore, the market value of our common shares and ADSs may be adversely affected by events occurring inside and outside of Brazil, such as the emergence or continuation of pandemics or widespread health emergencies, military conflicts, including increased military tension between Russia and Ukraine, terrorism or other geopolitical events. In addition, changes in monetary policy and/or implementation of protectionist policies in the United States and in other countries relevant to the international economy may directly or indirectly impact the economy in the countries in which we operate, generating many risks, especially in relation to exchange rates, interest rates, increase in the prices of commodities, and therefore, impact the Company's results.

The extent of the pandemic declared by the World Health Organization due to the spread of COVID-19, the perception of its effects or the way in which this pandemic will continue to impact our business, depends on future developments which are highly uncertain and unpredictable, and may result in a material adverse effect on our business, financial condition, results of operations and cash flow.

Outbreaks or potential disease outbreaks may have an adverse effect on our operations. Historically, some epidemics and regional or global outbreaks, such as the one caused by the Zika virus, the Ebola virus, the H5N5 virus (popularly known as avian influenza), the foot and mouth disease, the H1N1 virus (influenza A, popularly known as swine flu), the Middle East Respiratory Syndrome (MERS) and the Severe Acute Respiratory Syndrome (SARS), have affected certain sectors of the economy in the countries where these diseases have spread. On March 11, 2020, the World Health Organization, or the WHO, declared a pandemic due to the global spread of COVID-19, a disease caused by the new coronavirus (Sars-Cov-2), or COVID-19. This spread has generated significant macroeconomic uncertainties, volatility, and disruption. In response, many governments have implemented policies designed to prevent or delay the spread of the disease, such as the restriction on circulation of people and even social isolation, and some of these measures may remain in place for an extended and uncertain period.

Throughout 2020 and 2021, as the pandemic progressed in the countries in which we operate, including Brazil, Argentina, Canada and several other countries in Central and South America, states and municipalities have adopted guidelines that varied in terms of scope and intensity to control the spread of COVID-19, such as the restriction on circulation of people and social distancing, which resulted in the closing of and operating restrictions on stores, restaurants, hotels, shopping centers, crowded areas, parks and other public spaces. In addition, these restrictions changed consumer behavior and the dynamics of on-trade (e.g., bars and restaurants) and off-trade (e.g., supermarkets) channels, adversely impacting our profitability. This has had a serious effect on emerging market countries, such as Bolivia and Panama, where the on-trade channel is the predominant consumption occasion for consumers.

The dissemination of COVID-19 made us change our business practices (including additional hygienic practices for workplaces and employees, in addition to canceling in-person meetings, events and conferences) during the pandemic. We may take additional actions, as required by government authorities or as determined by management, considering the best interests of our employees, customers and business partners. We cannot guarantee that these measures will be sufficient to mitigate the risks posed by the pandemic or that they will meet the demands of government authorities.

36

The extent to which the COVID-19 pandemic will continue to affect our business, financial condition, results of operations or cash flows will depend on future developments, which are highly uncertain and unpredictable. These developments include, among others, the duration and geographic distribution of the outbreak, its severity, actions to contain the virus or minimize its impact, and how quickly and to what extent normal economic and operational conditions can be resumed. Even two years after the beginning of the pandemic, our business may continue to suffer adverse and material impacts due to the global or regional economic impact, including recession, economic slowdown or increase in unemployment levels, which may affect the purchasing power of our customers.

In addition, we cannot guarantee that other regional and/or global outbreaks will not occur. If they occur, we cannot guarantee that we will be able to take the necessary measures to prevent an adverse impact on our businesses of equal or greater dimension than the impact caused by the COVID-19 pandemic, in case of new regional and/or global outbreaks or new large-scale waves of COVID-19.

Any outbreak of a disease that affects human behavior or that requires public policies to restrict the circulation of people and/or social contact may change consumer behavior, having an adverse impact on our business, as well as on the economies in the countries in which we operate. Disease outbreaks may also make it impossible for our employees and customers to go to our facilities (including for preventative reasons or avoiding large-scale contamination), which would adversely affect the development of our business.

As there are no comparable recent events that can provide us with guidance regarding the effect of a severe global pandemic, we cannot predict the final impact of the COVID-19 outbreak. Finally, the impact of the pandemic can also precipitate or exacerbate the other risks described in this Reference Form.

The Company’s operations in Latin America South are subject to substantial risks relating to its businesses and operations conducted in Argentina and other South American countries.

The Company owns 100% of the total share capital of Latin America South Investment, S.L. (“LASI”), whose net revenues corresponded to 22.7% of our consolidated results of operations in 2021. Considering that LASI is a holding company with operating subsidiaries in Argentina and other South American countries, the financial condition and results of its operations may be adversely affected by the political instability, fluctuations in the economy and governmental actions concerning the economy of Argentina and the other countries in which its subsidiaries operate and, consequently, affect our consolidated results.

In recent years, the results in reais of our Argentinean operations have been significantly impacted by political instability, fluctuations in the economy (such as the devaluation of the Argentine peso in December 2015, 2018, 2019, 2020 and 2021, against the US Dollar), governmental actions concerning the economy (such as the selective default on its restructured debt in July 2014, and the default of interest payment of its debt in 2020), inflation and deteriorating macroeconomic conditions in the country. Continued deterioration of the Argentine economy, or new foreign exchange, price controls, export repatriation or expropriation regimes could adversely affect our liquidity and ability to access funds from Argentina, notwithstanding our financial condition and operating results.

For example, in the early 2000s, Argentina experienced political and economic instability. A widespread recession occurred in 2002, including a 10.9% decrease in real GDP, high unemployment and high inflation. In the past, the Argentine economic and social situation has rapidly deteriorated, and may quickly deteriorate in the future; we cannot assure you that the Argentine economy will not rapidly deteriorate as in the past. Additionally, in 2018 and 2019 the Argentine peso underwent a significant devaluation, losing 42% and 35%, of its value relative to the real, impacting the net assets, results and cash flows of our Argentinean operations. In 2020, the devaluation was less drastic (8.2%) but also impacted our financial statements. In 2021, the devaluation was 12%. The 2019, 2020 and 2021 devaluations of the Argentine peso relative to the real, and further devaluations of the Argentine peso in the future, if any, may decrease our net assets in Argentina, with a balancing entry in our net equity. For other information, see risk factor “Our results of operations are affected by fluctuations in exchange rates and devaluation of the real relative to other currencies, including the U.S. dollar, which may adversely affect our financial performance” above.

37

Following the categorization of Argentina in our results for the third quarter of 2018 as a country with a three-year cumulative inflation rate greater than 100%, the country is considered as a hyperinflationary economy in accordance with IFRS rules (IAS 29/CPC 42) and the restatement of the results of our operations in Argentina started to be made in accordance with the rules defined in the Accounting and Disclosure Rule in Highly Inflationary Economy (IAS 29/CPC 42).

In addition, on July 30, 2014, Argentina entered into a selective default of its restructured debt and, in early 2016, U.S. courts ruled that Argentina must make full payments to the remaining holdout bondholders, which was settled in 2016 following negotiations between Argentina and bondholders.

Under the context of the significant devaluation of the Argentine peso in 2018, along with increased inflation and weak macroeconomic conditions Argentina signed, on June 7, 2018, an agreement with IMF to obtain a significant loan to stabilize the macroeconomic situation. In addition, in August 2019, Argentina held its primary election and the candidate Alberto Fernández defeated the incumbent president Mauricio Macri, which prompted further devaluation of the Argentine peso. In September 2019, the Argentine central bank imposed currency restrictions to stabilize the Argentine peso. In October 2019, Argentina held its general elections and the incumbent president Mauricio Macri was ousted by Alberto Fernández. In 2020, the government implemented multiple measures in response to the economic crisis resulting from the COVID-19 pandemic including increased health spending, financial support for workers (including funding of wages), vulnerable groups and certain industry sectors, as well as price controls. In 2021, these actions were further reinforced with a freeze on rental prices for residential real properties (combined with a ban on evictions due to late payment), temporary suspensions of interruption of services due to non-payment, extension of payment terms for credit cards and reduced rates on public transportation. These measures further deteriorated the country’s fiscal situation.

In light of the country’s ailing economy and market’s concerns as to the current administration’s commitment to fiscal responsibility, which includes a recent increase in corporate income tax, our liquidity and operations, as well as our ability to access funds from Argentina could be adversely affected to the extent the economic or political situation in Argentina deteriorates, or if foreign exchange restrictions are further implemented in the country. It is also difficult to assess the impact that the changes to the Argentine political scenario will have in the Argentine economy and, as a result, on our future operations and financial results.

If the economic or political situation in Argentina further deteriorates, our Latin America South operations may be subject to restrictions under new Argentinean foreign exchange, export repatriation or expropriation regimes that could adversely affect our liquidity and operations, and our ability to access funds from Argentina.

In addition, on November 10, 2019, the Bolivian president Evo Morales resigned after social unrests. The unrest in the country led to a decrease in consumption and restrictions to production, which were normalized by the end of the year 2019. On November 8, 2020, Luis Arce took office as the new president of Bolivia, having won the elections in the first round with the majority of votes. With these results, the Movement towards Socialism (Movimiento al Socialismo) was returned to power and obtained an absolute majority in the parliament after a one-year interregnum following the ballot in 2019. It is difficult to assess the impact that the changes to the Bolivian political scenario will have in the Bolivian economy and, as a result, in our future operations and financial results. In March 2021, Jeanine Anez, former interim president of Bolivia, named as the longest-serving congresswoman, was charged with terrorism, sedition and conspiracy as part of a coup to oust longtime former president Evo Morales and has been in detention ever since.

Additionally, in 2019, Chile was rocked by widespread protests against economic and social inequality, which resulted in months of marches and episodes of street violence. In December 2021, Gabriel Boric was elected the new president of Chile, defeating José Antonio Kast, in an election marked by political polarization. Boric's government plan includes aspects such as increasing taxes on the richest population and large companies, ending the current pension system and creating a universal fund to finance public and private health. It is difficult to assess the impact that the changes to the Bolivian and Chilean political scenario, as well as to other Latin American countries, will have on their respective economies and, as a result, on our future operations and financial results.

38

Political developments in Latin America, including government deadlock, political instability and civil strife could impact our Latin America South operations and have a material adverse effect on our business, financial condition and results of operations.

The Company operates a joint venture in Cuba, in which the Government of Cuba is a joint venture partner. Cuba is still subject to broad and comprehensive economic and trade sanctions of the United States. Our operations in Cuba may adversely affect our reputation and the liquidity and price of our securities.

Ambev currently holds a controlling interest of Cerbuco Brewing Inc., a controlling interest of 50% in Cerveceria Bucanero S.A., or Bucanero, a Cuban company in the business of producing and selling beer. The other 50% equity interest in Bucanero is owned by the Government of Cuba. We have the right to appoint the general manager of Bucanero. Bucanero’s main brands are Bucanero and Cristal. In 2021, Bucanero sold 0.72 million hectoliters of beer, representing about 0.4% of our total volume of 180.4 million hectoliters for the year. Although Bucanero production is primarily sold in Cuba, a small portion of its production is exported to and sold by certain distributors in other countries outside Cuba (but not the United States).

Based on U.S. foreign policy, the U.S. Treasury Department’s Office of Foreign Assets Control and the U.S. Commerce Department together administer and enforce broad and comprehensive economic and trade sanctions against Cuba. Our business reputation in Cuba, in general, may suffer or we may face additional regulatory scrutiny as a result of our activities in Cuba based on the fact that Cuba remains a target of U.S. economic and trade sanctions.

In addition, there have in the past been initiatives by federal and state lawmakers in the United States, and certain U.S. institutional investors, including pension funds, to adopt laws, regulations or policies requiring the divestment from, or reporting of interests in, companies that do business with countries designated as state sponsors of terrorism. On January 11, 2021, the United States government has indicated Cuba as a state sponsor of terrorism, a list from which the country had previously been removed in 2015. If U.S. investors decide to liquidate or otherwise divest their investments in companies that have operations of any magnitude in Cuba, the market in and value of our securities could be adversely impacted.

In addition, Title III of the Cuban Liberty and Democratic Solidarity (LIBERTAD) Act of 1996 (known as the “Helms-Burton Act”) authorizes private lawsuits for damages against anyone engaged in trade in property confiscated without compensation by the Government of Cuba from persons who at the time were, or have since become, nationals of the United States. The Helms-Burton Act authorizes the U.S. Department of State to prohibit entry into the United States of non-U.S. persons who transit in confiscated property, and corporate officers and principals of such persons, and their families. Although Title III of the Helms-Burton Act has been previously suspended by discretionary presidential action after its inception in 1996, on May 2, 2019, the former Trump Administration activated Title III of the Helms-Burton Act, thereby allowing nationals of the United States that hold claims under the Helms-Burton Act to file suit in U.S. federal court against all persons who transits in property confiscated by the Cuban government. As a result of the activation of Title III of the Helms-Burton Act, we may be subject to potential U.S. litigation exposure, including claims accrued during the prior suspension of Title III of the Helms-Burton Act. ABI received notices of claims based under the Helms-Burton Act, claiming that the Cuban government forfeited properties that were trafficked by ABI through its former ownership of Bucanero. We are uncertain how the activation of Title III of the Helms-Burton Act may impact our U.S. litigation exposure with respect to these notices of claims.

j. In regard to environmental issues:

Seasonal consumption cycles and adverse weather conditions may result in fluctuations in demand for our products.

Seasonal consumption cycles and adverse weather conditions in the markets in which we operate may have an impact on our operations. This is particularly true in the summer months, when unseasonably cool or wet weather can affect sales volumes.

39

Climate changes, or legal, regulatory or market measures to address climate changes, may negatively affect our business or operations, and water scarcity or poor quality could negatively impact our production costs and capacity.

There is a growing concern that current carbon dioxide level and other greenhouse gases in the atmosphere cause an adverse impact on global temperatures, weather patterns and the frequency and severity of extreme weather and natural disasters. In the event that such climate change has a negative effect on agricultural productivity, we may be subject to decreased availability or to the offer at less favorable pricing for certain agricultural commodities that are necessary for our products, such as barley, hops, sugar and corn. In addition, public expectations for reductions in greenhouse gas emissions could result in increased energy, transportation and raw material costs and may require the Company to make additional investments in facilities and equipment due to increased regulatory pressures. As a result, the effects of climate change could have a long-term, material adverse impact on our business and results of operations.

We also face risks related to water scarcity. The availability of clean water is a limited resource in many parts of the world, facing unprecedented challenges from climate change and the resulting change in precipitation patterns and frequency of extreme weather, overexploitation, increasing pollution, and poor water management. As demand for water continues to increase around the world, and as water becomes scarcer and the quality of available water deteriorates, we may be affected by increasing production costs or capacity constraints, which could adversely affect our business and results of operations.

We have announced 2025 Sustainability Goals focused on smart agriculture, efficient use of water resources, circular packaging, as well as actions to combat climate change guided by our ambition to achieve net zero emissions (i.e., a balance between the amount of greenhouse gas emissions we produce and remove from the atmosphere) throughout our value chain by 2040. If we fail to achieve these goals for any reason, there is a risk of reputational damage, as well as possible inquiries from our interested parties. As a result, the effects of climate change may have a material long-term adverse impact on our business and operating results.

Natural and other disasters, and accidents caused by human and technological errors could disrupt our operations.

The economy of countries in which we operate, as well as our business activity and operating results, may be adversely impacted by natural (including floods, fires), social, technical (human or technological errors) or physical risks such as large-scale epidemics and pandemics, including the COVID-19 pandemic, the occurrence of natural disasters, terrorist events, military conflicts, including increased military tension between Russia and Ukraine, which may disrupt the operations of the Company's suppliers, affect the price or availability of certain raw materials or commodities needed for the Company's products and adversely affect our operations, as well as other actions may result in significant widespread disruptions to commerce and the ability of businesses, including ours, to operate normally. The exemplified events and others can affect our business in general or be specific to certain strategic locations, where our plants, distribution center or logistic hubs may be located. Such disruptions may result in reduced economic activity and business sentiment, both in the Brazilian market and internationally.

Our operations are subject to safety and environmental regulations, which could expose us to significant compliance costs and litigation relating to environmental issues.

Our operations are subject to a wide range of Brazilian federal, state and municipal safety and environmental laws and regulations related to licenses or authorizations necessary to our business, as well as use of water resources and management of solid waste and take-back scheme obligations.

Our activities require the constant obtaining and renewal of environmental permits, on which the installation and operation of the production units depend. Technical difficulties or failure to meet license renewal terms and the requirements of environmental agencies may have adverse effects on our business, as we may be subject to the imposition of successive fines, interruption of activities or the shutdown of units, as applicable. This may adversely affect our image, results of operations and financial condition. As environmental laws and their application have become increasingly stringent, our expenditures to meet environmental requirements may increase substantially in the future.

40

The failure to comply with these laws and regulations may result in the revocation of licenses and suspension of our activities or in the payment of environmental repair costs, which can be substantial, as well as civil, administrative and criminal liabilities.

There can be no assurance that we will not incur substantial environmental liability, or those applicable environmental laws and regulations will not change or become more stringent in the future and consequently negatively affect our results of operations.

41

4.2 - Description of the main market risks

The Company describes below the risks that it is aware of and believes that currently may adversely affect it. Additional risks, which are currently not known to the Company or which the Company considers to be irrelevant, may also adversely affect the Company.

Foreign Exchange Risk

The Company incurs foreign exchange risk on loans, investments, purchases, dividends and interest income/expenses whenever they are denominated in a currency other than the functional currency of its subsidiaries.

Commodity Risk

This risk involves the possibility of fluctuations in the prices of the products sold by the Company or by its subsidiaries, or in the price of raw materials and other inputs used in the production process. Since it operates in a commodities market, sales revenues and costs of sales of the Company and its subsidiaries can be affected by changes in the international prices of the products they sell and the raw materials they purchase.

Interest Rate Risk

Interest rate risk is the risk that the fair value of future cash flows from a financial instrument will fluctuate due to changes in market interest rates.

Sensitivity analysis

The Company has identified the main risk factors that could lead to losses in its transactions with derivative financial instruments and, therefore, it has developed a sensitivity analysis based on three scenarios that may affect its future results and/or cash flows, as described below:

1 – Probable Scenario: management’s expectation of deterioration in the principal risk factor of each transaction. To estimate the possible effect on the results from derivative transactions, the Company calculates Value at Risk –parametric VaR. VaR is a statistical measurement arrived at by estimating standard deviations and correlations between the returns from the different risk factors. The outcome of this model is the expected stop-loss for an asset during a given time frame and reliability interval. According to this methodology, we have used as calculation parameters the potential exposure of each financial instrument, a reliability interval of 95% and a horizon of 21 days commencing December 31, 2021, which are shown in the module.

2 – Adverse Scenario: a 25% deterioration in the principal risk factor of each transaction, in relation to the level ascertained as of December 31, 2021.

3 - Remote Scenario: a 50% deterioration in the principal risk factor of each transaction, in relation to the level ascertained as of December 31, 2021.

42

Transaction	Risk	Fair Value	Probable Scenario	Adverse Scenario	Remote Scenario

Commodities hedge	Decrease in commodities prices	414,050	320,942	-380,915	-1,175,880
Input purchase		-414,050	-320,942	380,915	1,175,880
Foreign exchange hedge	Foreign currency depreciation	-237,682	-439,441	-4,170,679	-8,103,676
Input purchase		237,682	439,441	4,170,679	8,103,676
Costs effects		0	0	0	0

Foreign exchange hedge	Foreign currency depreciation	0	0	0	0
Capex purchase		-52,262	-55,354	-330,100	-607,937
Fixed assets effects		52,262	55,354	330,100	607,937
		0	0	0	0
Foreign exchange hedge	Foreign currency depreciation	0	0	0	0
Expenses		0	0	0	0
Expenses effects		-17,679	-18,611	-109,117	-200,555

Foreign exchange hedge	Foreign currency depreciation	17,679	18,611	109,117	200,555

Indebtedness		0	0	0	0
Interest hedge	Increase in interest rate	0	0	0	0
Interest expenses		0	0	0	0
Debt effects		0	0	0	0
		0	0	0	0
Equity Instrument Hedge	Stock exchange price depreciation	0	0	0	0
		0	0	0	0
Expenses		0	0	0	0
Equity effects		0	0	0	0

43

4.3 – Non-confidential and material judicial, administrative or arbitration proceedings

The Company and its controlled subsidiaries are parties to judicial and administrative proceedings, of a labor, tax and civil nature, as described below, arising from the normal course of its operations, with probable, possible and remote chance of loss. The provisions of the Company and its controlled subsidiaries are registered in accordance with the applicable accounting rules, based on the individual analysis of each proceeding by its internal and external attorneys, with provisions for proceedings assessed by its legal advisors being set up for proceedings with a probable chance of loss.

For purposes of this item 4.3, the Company considers in its materiality analysis the capacity that the information would have to influence investment decisions, based on quantitative criteria combined with qualitative criteria. The quantitative criterion covers proceedings that may have a significant impact on the Company’s equity or business. The qualitative criterion considers available evidence and precedents based on the analysis of case law, legislation and, mainly, the facts that encompass the specific claim, of proceedings that deal with sensitive matters, especially those that represent potential risks to the image of the Company and its subsidiaries.

Labor claims

As of December 31, 2021, the Company and its controlled subsidiaries were parties to approximately 19,000 labor claims filed by former employees and outsourced employees. The claims primarily involve matters concerning overtime, dismissals, severance payments, health hazard and risk premiums, supplementary retirement benefits, social security contributions, charges, among other issues, all of them of legal or administrative nature.

As of December 31, 2021, the Company’s management estimated the losses in labor claims considered to have a probable chance of loss to be approximately R$ 106 million, for which provisions of the same amount were registered.

Below is the labor suit individually considered relevant to the business of the Company and of its subsidiaries:

1 – Administrative Proceeding No. 14152.071101/2021-79 (ref. to the main Tax Assessment No. 22.101.461-6)
Court	MTP/SP - Ministry of Labor and Social Security
Level	None
Date filed	05/13/2021
Parties to the proceeding	Plaintiff: MTP/SP Defendant: Ambev S.A.
Amounts, assets or rights involved	R$9,258.19

44

Main facts	Tax assessment No. 20.101.461-6 in which the Company was notified, in May 2021, by the Brazilian labor authorities as a result of the working conditions of twenty-three (23) employees of Transportadora Sider Limeira EIRELI (“Sider”), a transportation company hired by the Company, on a recurring one-time basis, which was also notified, as well as a third-party competitor of Ambev, for which Sider had also provided transportation services. Said tax assessment gave rise to another ten (10) tax assessments drawn up against the Company and the other companies involved (Sider and the third-party competitor), regarding related secondary deficiencies, such as deviation of working hours, inadequacy of sanitary and meal facilities and the condition of availability of drinking water, which are not materially relevant. In this proceeding, the Company was held jointly and severally liable for alleged human rights violations committed by Sider in relation to the working conditions of 23 foreign employees, pursuant to the Brazilian labor law, including violations of article 444 of Decree-Law No. 5,452 and of article 2-C of Law No. 7,998. After holding a hearing with the Federal Government’s Public Defender’s Office, Sider entered into an agreement with these foreign employees, paying them (i) severance pay and (ii) compensation for pain and suffering. In June and July 2021, the Company presented an administrative defense against all tax assessments. Inspections are in progress and Ambev strongly contests any involvement in the alleged facts underlying these inspections.
Chances of loss	Possible
Impact in case of loss	(i) fines in the approximate amount of R$9,258.19 (plus interest and adjustment); and (ii) inclusion in the register of employers that submitted workers to conditions analogous to slavery (“Register of Employers”). The Register of Employers is published from time to time on the Ministry of Labor’s official website and any companies listed therein remain part of this register for two years. In addition to adversely affecting the Company’s reputation, the consequences of this listing may include (i) restriction of access to government-owned bank credit facilities; and (ii) negative impact on risk assessments made by private banks and other parties.
Amount provisioned	None

Tax claims

As of December 31, 2021, the Company and its controlled subsidiaries were parties to approximately 4,300 judicial and administrative tax proceedings. The chances of loss in these proceedings are classified as remote, possible or probable.

The proceedings mainly involve matters relating to Corporate Income Tax – IRPJ, Social Contribution on Net Profit – CSLL, State Goods and Services Tax – ICMS, Tax on Manufactured Products – IPI, Social Integration Programs – PIS, Social Security Financing Contribution – COFINS and social contributions on payroll. The ongoing tax proceedings also include claims filed by the Company against the tax authority alleging illegality and/or unconstitutionality of certain taxes. Assets resulting from such proceedings that may, in the future, arise in favor of the Company as a result of final favorable rulings will only be recognized by the Company when it is certain that it will receive the amounts previously paid and deposited.

As of December 31, 2021, the Company’s management estimated the losses in some tax claims, which do not involve IRPJ and CSLL matters, as being probable at approximately R$ 381.5 million, for which provisions of the same amount were registered, of which R$34.8 million are related to social security matters, as described below.

45

In relation to social security matters, the Company is party to claims relating to social contributions on payroll. The Company’s management estimates the possible losses relating to such claims to be approximately R$350.0 million, as of December 31, 2021. The Company registered provisions of approximately R$34.8 million for proceedings in which we consider the chances of loss as probable. The amount relating to social security contingencies is considered within the total amount of tax contingencies of the Company.

Below are the tax proceedings individually material for the business of the Company and its controlled subsidiaries:

1- Proceeding No. 5014538-16.2017.4.03.6100 (re. to Administrative Proceeding No. 16327.000530/2005-28)
Court	Federal Courts of São Paulo
Level	Judicial – Lower Court
Date filed	September 11, 2017
Parties to the proceeding	Plaintiff: Ambev S.A. Defendant: Federal Government (National Treasury)
Amounts, assets or rights involved	R$2.6 billion as of December 31, 2021
Main facts	Annulment action filed with an injunction granted in favor of the Company to suspend the tax credit enforceability, relating to the administrative proceeding No. 16327.000530/2005-28, regarding the collection of IRPJ and CSLL taxes on earnings obtained abroad through the Company’s controlled subsidiaries and affiliates. An expert examination is currently waited for subsequent decision by the lower court.
Chances of loss	Possible
Impact in case of loss	Sentenced to pay the amount involved
Amount provisioned	None

2- Proceeding No. 16561.720.111/2017-77
Court	Federal Administrative Council of Tax Appeals (CARF)
Level	Administrative – Appellate Court
Date filed	October 10, 2017
Parties to the proceeding	Plaintiff: Brazilian Federal Revenue Service Defendant: Ambev S.A.
Amounts, assets or rights involved	R$1.2 billion as of December 31, 2021
Main facts	Administrative proceeding filed to charge IRPJ and CSLL on earnings obtained abroad through the Company’s controlled subsidiaries and affiliates. After being notified of the partially favorable decision by the Federal Revenue Office (DRJ), the Company filed a Voluntary Appeal to discuss the unfavorable portion, having been required to perform diligence by CARF. The diligence was completed in July 2020, and currently the proceeding awaits decision by CARF. As for the portion favorably judged by DRJ, it is subject to a Mandatory Appeal by the National Treasury to CARF.
Chances of loss	Possible
Impact in case of loss	Sentenced to pay the amount involved
Amount provisioned	None

3- Proceeding No. 16561.720065/2018-97
Court	Federal Administrative Council of Tax Appeals (CARF)
Level	Administrative – Appellate Court
Date filed	September 3, 2018
Parties to the proceeding	Plaintiff: Brazilian Federal Revenue Service Defendant: Ambev S.A.
Amounts, assets or rights involved	R$1.1 billion as of December 31, 2021
Main facts	Administrative proceeding filed to charge IRPJ and CSLL on earnings obtained abroad through the Company’s controlled subsidiaries and affiliates. After decision by DRJ that considered the assessment valid, the Company appealed to CARF. In December 2019, CARF partially granted such appeal to annul DRJ’s appellate decision, determining the grant of a new decision. In October 2020, DRJ considered the assessment valid again, so that the Company appealed to CARF, which is currently awaiting decision.
Chances of loss	Possible
Impact in case of loss	Sentenced to pay the amount involved
Amount provisioned	None

46

4- Proceeding No. 5002102-88.2018.4.03.6100 (re. to Administrative Proceeding No. 16561.720087/2011-81)
Court	Federal Courts of São Paulo
Level	Judicial – Lower Court
Date filed	January 26, 2018
Parties to the proceeding	Plaintiff: Ambev S.A. Defendant: Federal Government (National Treasury)
Amounts, assets or rights involved	R$6.7 billion as of December 31, 2021
Main facts	Disallowance of goodwill amortization expenses in the years 2005 to 2010 arising from the merger of InBev Holding Brasil S.A. As the CARF decision was partially denied, the Company filed an injunction to discuss the matter in which it was defeated, with a favorable injunction granted on its behalf to suspend the tax credit enforceability. An expert conclusion is currently waited for subsequent decision.
Chances of loss	Possible
Impact in case of loss	Sentenced to pay the amount involved. Should the Company be required to pay the relevant amount, Anheuser-Busch InBev SA/NV will reimburse an amount proportional (70%) to the benefit it obtained from said premium amortization, as well as the respective costs.
Amount provisioned	None

5- Proceeding No. 5002879-05.2020.4.03.6100 (re. to Administrative Proceeding No. 16561.720087/2011-81)
Court	Federal Courts of São Paulo
Level	Judicial – Lower Court
Date filed	February 21, 2020
Parties to the proceeding	Plaintiff: Ambev S.A. Defendant: Federal Government (National Treasury)
Amounts, assets or rights involved	R$639 million as of December 31, 2021
Main facts	Disallowance of goodwill amortization expenses in the years 2005 to 2010 arising from the merger of InBev Holding Brasil S.A. As the CARF decision was partially denied, the Company filed a judicial measure to discuss the matter in which it was defeated, with an injunction granted to suspend the tax credit enforceability (Ordinary Action No. 5002102-88.2018.4.03.6100, as detailed in table 4 above). The portion judged favorably to the Company was submitted to reexamination by CARF’s Superior Chamber and part of the assessment was reestablished (the administrative discussion has ended). Thus, the Company filed this judicial measure to discuss such portion in which it was defeated with an injunction granted to suspend the tax credit enforceability. An expert examination is currently waited for subsequent decision.
Chances of loss	Possible
Impact in case of loss	Sentenced to pay the amount involved. Should the Company be required to pay the relevant amount, Anheuser-Busch InBev SA/NV will reimburse an amount proportional (70%) to the benefit it obtained from said premium amortization, as well as the respective costs.
Amount provisioned	None

47

6- Proceeding No. 16561.720063/2016-36
Court	Federal Administrative Council of Tax Appeals (CARF)
Level	Administrative – Appellate Court
Date filed	June 27, 2016
Parties to the proceeding	Plaintiff: Brazilian Federal Revenue Service Defendant: Ambev S.A.
Amounts, assets or rights involved	R$744 million as of December 31, 2021.
Main facts	Disallowance of goodwill amortization expenses in the years of 2011 to 2013, arising from the merger of InBev Holding Brasil S.A. In March 2017, the Federal Revenue Office (DRJ) judged the Company’s defense partially favorable. In view of this decision, a Voluntary Appeal was filed by the Company and a Mandatory Appeal by the Treasury before CARF. After CARF partially grant the appeal of the Company and the mandatory appeal, the assessment was partially kept at the administrative level. As for the portion unfavorable to the Company, (i) Annulment Action No. 5001959-31.2020.4.03.6100 was filed before the 4th Federal Civil Court of São Paulo, as detailed in chart 7 below, to discuss part of the tax credit held, with an injunction request being granted to suspend its enforceability, as well as (ii) a special appeal to CARF’s Superior Chamber decision with regard to the remaining amounts was filed, which will also consider the special appeal filed by the National Treasury regarding the favorable portion granted to the Company. A decision by CARF’s Superior Chamber is currently waited.
Chances of loss	Possible
Impact in case of loss	Sentenced to pay the amount involved. Should the Company be required to pay this amount, Anheuser-Busch InBev SA/NV will reimburse an amount proportional (70%) to the benefit it obtained from said premium amortization, as well as the respective costs.
Amount provisioned	None

7- Proceeding No. 5001959-31.2020.4.03.6100 (re. to Administrative Proceeding No. 16561.720063/2016-36)
Court	Federal Courts of São Paulo
Level	Judicial – Lower Court
Date filed	February 7, 2020
Parties to the proceeding	Plaintiff: Ambev S.A. Defendant: Federal Government (National Treasury)
Amounts, assets or rights involved	R$2.3 billion as of December 31, 2021
Main facts	Disallowance of goodwill amortization expenses in the years of 2011 to 2013 arising from the merger of InBev Holding Brasil S.A. Considering CARF’s decision was partially unfavorable, the Company filed this judicial measure to discuss the matter in which it was defeated, with an injunction request favorably rendered to the Company to suspend tax credit enforceability. An expert examination is currently waited for subsequent decision.
Chances of loss	Possible
Impact in case of loss	Sentenced to pay the amount involved. Should the Company be required to pay this amount, Anheuser-Busch InBev SA/NV will reimburse an amount proportional (70%) to the benefit it obtained from said premium amortization, as well as the respective costs.
Amount provisioned	None

8- Proceeding No. 16561.720109/2013-74
Court	Federal Administrative Council of Tax Appeals (CARF)
Level	Administrative – Appellate Court
Date filed	October 1, 2013
Parties to the proceeding	Plaintiff: Brazilian Federal Revenue Service Defendant: Ambev S.A.
Amounts, assets or rights involved	R$2.0 billion as of December 31, 2021
Main facts	Disallowance of goodwill amortization expenses arising from the merger of BAH - Beverage Associate Holding. After an unfavorable decision by DRJ, the Company filed a Voluntary Appeal, which was considered partially favorable to the Company. The Company and the National Treasury filed Special Appeals for analysis of the case by CARF’s Superior Chamber, which are awaiting decision.
Chances of loss	Possible
Impact in case of loss	Sentenced to pay the amount involved
Amount provisioned	None

48

9- Proceeding No. 16561-720.233/2016-82
Court	Federal Administrative Council of Tax Appeals (CARF)
Level	Administrative – Appellate Court
Date filed	December 15, 2016
Parties to the proceeding	Plaintiff: Brazilian Federal Revenue Service Defendant: Ambev S.A.
Amounts, assets or rights involved	R$4.6 billion as of December 31, 2021
Main facts	Tax assessment regarding the disallowance of expenses arising from the results of the financial instruments for protection used against risks inherent to price or exchange rate fluctuations relating to the Company’s operating activities. The Company filed a Defense which was rendered, canceling the assessment. A decision by CARF on the Mandatory Appeal of the National Treasury is currently waited.
Chances of loss	Possible
Impact in case of loss	Sentenced to pay the amount involved
Amount provisioned	None

10- Proceeding No. 16561-720.130/2017-01
Court	Federal Administrative Council of Tax Appeals (CARF)
Level	Administrative – Appellate Court
Date filed	November 20, 2017
Parties to the proceeding	Plaintiff: Brazilian Federal Revenue Service Defendant: Ambev S.A.
Amounts, assets or rights involved	R$ 1.2 billion as of December 31, 2021
Primary facts	Tax assessment to charge IRPJ and CSLL in view of the disallowance of credits relating to the taxes paid abroad by companies of the group, which evidence is being challenged by the Tax Authority. After the Federal Judgment Office (DRJ) consider the assessment valid, the Company filed a Voluntary Appeal before CARF. CARF partially granted such appeal to annul DRJ’s decision, determining the rendering of a new decision. After the Company was notified of the decision by CARF in respect of the Voluntary Appeal, it filed a motion for clarification (embargos de declaração), which is pending judgment.
Chances of loss	Possible
Impact in case of loss	Sentenced to pay the amount involved.
Amount provisioned	None

11- Proceeding No. 16692.720871/2017-99
Court	Federal Administrative Council of Tax Appeals (CARF)
Level	Administrative – Appellate Court
Date filed	June 19, 2017
Parties to the proceeding	Plaintiff: Brazilian Federal Revenue Service Defendant: Ambev S.A.
Amounts, assets or rights involved	R$1.9 billion as of December 31, 2021
Main facts	Credit compensation disallowance for the taxes paid abroad by companies of the group, which evidence is being challenged by the Tax Authority. The Company filed a Statement of Discontentment and was notified of the favorable decision by the Federal Judgment Office (DRJ). However, the Brazilian Federal Revenue Office issued a new decision, reestablishing the amounts under discussion, and the Company presented a new defense before the DRJ. After decision by DRJ that partially considered the assessment valid, the Company filed a Voluntary Appeal, which was partially granted. The Company filed a Special Appeal, which is currently awaiting decision by CARF’s Superior Chamber.
Chances of loss	Possible
Impact in case of loss	Sentenced to pay the amount involved.
Amount provisioned	None

49

12- Proceeding No. 165161.720063/2020-12
Court	Federal Administrative Council of Tax Appeals (CARF)
Level	Administrative – Appellate Court
Date filed	November 13, 2020
Parties to the proceeding	Plaintiff: Brazilian Federal Revenue Service Defendant: Ambev S.A.
Amounts, assets or rights involved	R$1 billion as of December 31, 2021
Main facts	Administrative proceeding filed for charging the alleged failure to collect monthly estimates of IRPJ and CSLL in relation to the 2016 calendar year, as a result of the offsetting of tax paid by subsidiaries abroad (penalty applied due to the discussion in the scope of proceeding No. 16692.720871 /2017-99 mentioned in note 12 above). After the decision of DRJ, which granted the assessment, the Company filed an appeal with CARF, which is awaiting judgment by the CARF’s Superior Chamber.
Chances of loss	Possible
Impact in case of loss	Sentenced to pay the amount involved.
Amount provisioned	None

13- Proceeding No. 16561.720095/2019-84
Court	Federal Administrative Council of Tax Appeals (CARF)
Level	Administrative – Appellate Court
Date filed	November 21, 2019
Parties to the proceeding	Plaintiff: Brazilian Federal Revenue Service Defendant: Ambev S.A.
Amounts, assets or rights involved	R$4.2 billion as of December 31, 2021
Main facts	Tax assessment regarding the deduction of the Interest on Shareholders’ Equity (JCP) in 2014. The questions refer primarily to the accounting and corporate effects of the corporate restructuring carried out by the Company in 2013 and its impacts on the increase in the calculation of JCP deductibility limit. The Company filed an administrative defense, which was partially considered valid by DRJ. In light of this decision, a Voluntary Appeal and a Mandatory Appeal were filed, which are awaiting decision by CARF.
Chances of loss	Possible
Impact in case of loss	Sentenced to pay the amount involved.
Amount provisioned	None

14- Proceeding No. 16561.720094/2020-73
Court	Federal Judgment Office (DRJ)
Level	Administrative – Lower Court
Date filed	December 18, 2020
Parties to the proceeding	Plaintiff: Brazilian Federal Revenue Service Defendant: Ambev S.A.
Amounts, assets or rights involved	R$ 6.3 billion as of December 31, 2021
Main facts	Tax assessment regarding the deduction of the Interest on Shareholders’ Equity (JCP) in 2015 and 2016. The questions refer primarily to the accounting and corporate effects of the corporate restructuring carried out by the Company in 2013 and its impacts on the increase in the calculation of JCP deductibility limit, similar to the case mentioned in Note 14 above. The Company filed an administrative defense, which was partially granted by DRJ. In view of this decision, a Voluntary Appeal and a Mandatory Review were filed, which are awaiting judgment by CARF.
Chances of loss	Possible
Impact in case of loss	Sentenced to pay the amount involved.
Amount provisioned	None

50

15- Proceeding No. 10980.731868/2019-31
Court	Federal Administrative Council of Tax Appeals (CARF)
Level	Administrative – Appellate Court
Date filed	January 3, 2020
Parties to the proceeding	Plaintiff: Brazilian Federal Revenue Service Defendant: Arosuco Aromas e Sucos Ltda. and Ambev S.A.
Amounts, assets or rights involved	R$ 2.1 billion as of December 31, 2021
Main facts	Tax assessment regarding the disallowance of the Income Tax reduction benefit set forth in Provisional Measure No. 2199-14/2001, based on the Margin Profit, for 2015 to 2018. The Company filed an administrative challenge, which was considered invalid by DRJ. After said decision, a Voluntary Appeal was filed, which is awaiting decision by CARF.
Chances of loss	Possible
Impact in case of loss	Sentenced to pay the amount involved. Such uncertain tax treatment, according to ICPC 22/IFRIC 23, impacted calendar years subsequent to those notified (2019 to 2022), in which Arosuco also benefited from the Income Tax reduction provided for in the aforementioned MP 2199-14/2001. If new inquiries arise in the future on the same matter, on the same basis and with the same grounds as the said tax assessments, the Company estimates that the development of any new discussions will be consistent with the period already notified.
Amount provisioned	None

16- Proceeding No. 5091835-45.2018.8.13.0024 (re. to Administrative Proceeding No. 01.000499049-47)
Court	State Courts of Minas Gerais
Level	Judicial – Lower Court
Date filed	July 9, 2018
Parties to the proceeding	Plaintiff: State of Minas Gerais Defendant: Ambev S.A.
Amounts, assets or rights involved	R$2.1 billion as of December 31, 2021
Main facts	Tax Foreclosure filed to charge the amounts discussed in a tax assessment issued by the Treasury Office of the State of Minas Gerais to collect alleged ICMS differences, due under the tax replacement regime, as it understands that, for cases in which the sales’ price of the products reaches amounts close to or above the parameters established and published by the State, the calculation basis must be based on the price of the operation plus an added value margin and not on the value declared by State. The Company filed a defense before the trial court, having already carried out a technical expertise to prove that the prices charged by the Company would not have reached the amount necessary for the ICMS calculation rule by added value margin to be applied. Currently, a decision is waited.
Chances of loss	Possible
Impact in case of loss	Sentenced to pay the amount involved
Amount provisioned	None

51

17- Proceeding No. 5001904-31.2018.8.13.0024 (re. to Administrative Proceeding No. 01.000441092-35)
Court	State Courts of Minas Gerais
Level	Judicial – Lower Court
Date filed	January 11, 2018
Parties to the proceeding	Plaintiff: State of Minas Gerais Defendant: Ambev S.A.
Amounts, assets or rights involved	R$1 billion as of December 31, 2021
Main facts	Tax Foreclosure filed to charge the amounts discussed in a tax assessment issued by the Treasury Office of the State of Minas Gerais to collect alleged ICMS differences, due under the tax replacement regime, as it understands that, for cases in which the sales’ price of the products reaches amounts close to or above the parameters established and published by the State, the calculation basis must be based on the price of the operation plus an added value margin and not on the value declared by State. The Company filed a defense before the trial court and, currently, is in the process of technical expertise for subsequent decision.
Chances of loss	Possible
Impact in case of loss	Sentenced to pay the amount involved
Amount provisioned	None

Civil claims

As of December 31, 2021, the Company and its subsidiaries appeared as parties in approximately 4.900 civil, criminal and environmental proceedings, which primarily involve matters concerning Company’s products and relations with its distributors and resellers, all of them of legal or administrative nature. Since December 31, 2020, there has been a considerable reduction in the number of active civil claims due to agreements executed, as well as the intensification of pre-litigation measures for early resolution of disputes that could become new lawsuits.

On the same date, the management of the Company estimated the losses in proceedings classified as probable chance in approximately R$252.9 million, for which provisions of the same amount were registered. The increase in the value of probable losses between December 31, 2020 and December 31, 2021 is due to the materialization of provisions from old cases (filed in 1995/1996) related to former resellers in which the monetary restatement and interest are considerable.

52

Below is the individual relevant civil proceeding for the Company’s business and that of its subsidiaries:

1- Proceeding No. 0007791-44.2008.4.03.6103
Court	4th Lower Civil Court of the Judicial Subsection of the city of São Paulo, State of São Paulo
Level	Judicial – Lower Court
Date filed	October 28, 2008
Parties to the proceeding	Plaintiff: Federal Prosecutor’s Office Defendants: Ambev S.A., FEMSA – Fomento Econômico Mexicano S.A. and Primo Schincariol Indústria de Cervejas e Refrigerantes S.A.
Amounts, assets or rights involved	R$9.4 billion as of December 31, 2021. The historical amount attributed to the case is R$2.7 billion.
Main facts	Lawsuit for damages filed against three beer manufacturing companies due to “increase in damage caused by investments in beer-type alcoholic beverage advertisements”, requesting an order to invest the same amount earmarked for alcoholic beverage advertisements in programs for preventing and treating the “damage caused by alcohol consumption”. The amount claimed by the Federal Prosecutor’s Office in the public action, bearing in mind only the portion applicable to the company, is approximately R$2.1 billion. However, with the NGO - "Instituto Barão de Mauá" – in December 2008 joining the proceeding as co-plaintiff and claiming the same amount of indemnification since it would be legitimized for acting in the defense of consumers, the total amount of the lawsuit is now R$5.5 billion. In January 2015, the requests for production of evidence filed with the lower court were rejected. In July 2016, the lower court denied the lawsuit. In October 2016, the Federal Prosecutor’s Office filed an appeal against which the defendants filed counterarguments (contrarrazões). On August 28, 2019, an appeal to annul the decision rendered was granted, determining the return of the case to the lower court for presentation of evidence. The parties filed a motion for clarification (embargos de declaração) against the appellate decision, which was dismissed. The case was sent to the lower court and the lower court judge denied the Federal Prosecution Office’s requests for performing expert and oral evidence. In September 2021, the proceeding was sent for analysis by the lower court judge for entry of a new decision.
Chances of loss	Remote
Impact in case of loss	Sentenced to pay the amount involved, with allocation of the amount for indemnity, according to the requests made, and investment in advertising with programs for preventing and treating problems arising from the consumption of alcohol
Amount provisioned	None

Other

Other than the proceedings described above, there are no other types of lawsuits in which the Company and its controlled subsidiaries appear as plaintiffs or defendants that are individually relevant to their business.

53

4.3.1. Indicate the total amount provisioned, if any, for the proceedings described in section 4.3.

Not applicable, given that there are no claims mentioned in item 4.3 above where the Company and its controlled subsidiaries with a probable chance of loss.

54

4.4 – Non-confidential judicial, administrative or arbitration proceedings whose opposing parties are managers, former managers, majority shareholders, former majority shareholders or investors

As of December 31, 2021, the Company and its controlled subsidiaries appeared as parties in 5 judicial, administrative or arbitration proceedings, whose opposing parties are managers or former managers, controlling shareholders or former controlling shareholders or investors, as follows:

1- Proceeding No. 0047299-63.2003.8.19.0001
Court	Superior Court of Justice (Superior Tribunal de Justiça) (original proceeding from 4th Business Court of the Judicial District of the city of Rio de Janeiro, State of Rio de Janeiro)
Level	Judicial – Appellate Court
Date filed	April 29, 2003
Parties to the proceeding	Plaintiff: Romanche Investment Corporation LLC Defendant: Ambev S.A.
Amounts, assets or rights involved

Main lawsuit: R$9.4 million as of December 31, 2021 in accordance with the monetary restatement index adopted by the Appellate Court of the State of Rio de Janeiro. The historical amount attributed to the case is R$3.1 million.

Counterclaim: R$296.5 million as of December 31, 2021, in accordance with the monetary restatement index adopted by the Appellate Court of the State of Rio de Janeiro. The historical amount attributed to the counterclaim is R$98.5 million.

Main facts	Complaint requesting the sentencing of the Company (i) to issue shares that grant right to the subscription bonuses held by the plaintiff, at the price the plaintiff considers correct, which is less than that published by the Company and ratified by the Brazilian Securities Commission – CVM, adjusted according to the capital increases that occurred from 1996 to 2003 as a result of the exercise of stock options relating to the stock options plan by Company’s employees, and other subscription bonuses issued in 1993, as well as (ii) to the indemnity payment for material damages. The counterclaim requested sentencing of the plaintiff to pay the correct price for the exercise of the rights provided for in the subscription bonuses, as previously agreed in such securities and disclosed by the Company in Material Fact and approved by CVM. In July 2004, the lower court denied the claims made in the main lawsuit, and accepted the counterclaim filed by the Company. In August 2007, the sentence was reversed by the Appellate Court of the State of Rio de Janeiro, and the Company filed a motion to annul the appellate decision of the 3rd Civil Chamber of the Appellate Court. The motion to annul was denied and the Company filed a special appeal against the decisions on the appeal and the motion to annul. The Company’s special appeal was denied, so an appeal was filed with the Superior Court of Justice. In a lower court decision, the reporting judge denied the appeal in the Company’s special appeal. The Company then filed a regulatory appeal against this decision. On August 2, 2011, a majority vote of the Justices of the Second Panel of the Superior Court of Justice granted the Company’s regulatory appeal to grant the special appeal and determine that the special appeal be sent to the higher court. On February 14, 2017, the Company’s Special Appeal was partially granted in order to fully deny the main action of the plaintiff and reduce the contingency fees applied to the Company in the counterclaim. On May 5, 2017, the plaintiff filed an appeal against the decision that gave partial granting to the Company’s Special Appeal. On June 24, 2020, the motion was judged, but not cognized, and the proceeding was sent to the 2nd District to assess the remaining paradigms. Ambev filed an interlocutory appeal, which was granted on October 23, 2020, so that the proceeding was not sent to the 2nd District. The plaintiff filed an interlocutory appeal against such decision, which was not granted. It also filed a motion for clarification on March 19, 2021, which was denied by the Superior Court of Justice. Once the levels for discussing the matter in the Superior Court of Justice were terminated, Romanche filed an Extraordinary Appeal with the Federal Supreme Court, which was denied by a decision by the trial court of Justice Dias Toffoli. On March 23, 2022, Romanche filed an internal appeal, which is awaiting decision.
Chances of loss	Main lawsuit: Remote Counterclaim: Probable
Impact in case of loss	Unascertainable on the date hereof. In the event the Company loses the case, the effect for the current shareholders will be the economic dilution corresponding to the difference between the market value of the shares at the time they were issued, and the amount stipulated by the superior court of judgment as being the subscription price for exercising the subscription bonuses.
Amount provisioned	None

55

2- Proceeding No. 0047841-81.2003.8.19.0001
Court	Superior Court of Justice (Superior Tribunal de Justiça) (original proceeding from 7th Business Court of the Judicial District of the city of Rio de Janeiro, State of Rio de Janeiro)
Level	Judicial – Appellate Court
Date filed	April 29, 2003
Parties to the proceeding	Plaintiffs: Banco do Brasil Employees’ Pension Fund – PREVI and the Federal Savings Bank Employees’ Foundation – FUNCEF Defendant: Ambev S.A.
Amounts, assets or rights involved

Main lawsuit: R$180.9 million as of December 31, 2021 in accordance with the monetary restatement index adopted by the Appellate Court of the State of Rio de Janeiro. The historical amount attributed to the case is R$60.3 million.

Counterclaim: R$1.2 billion as of December 31, 2021, in accordance with the monetary restatement index adopted by the Appellate Court of the State of Rio de Janeiro. The historical amount attributed to the counterclaim is R$399.8 million.

Main facts	Complaint requesting sentencing of the Company (i) to the issuance of shares that would be entitled to the subscription warrants held by the plaintiffs, at the price the plaintiffs consider to be correct, which is less than that published by the Company and adjusted according to the capital increases that occurred from 1996 to 2003 as a result of the exercise of stock options under the stock options plan by Company’s employees, and other subscription warrants issued in 1993, as well as (ii) to the payment of material damages. The counterclaim requested sentencing of the plaintiffs to the payment of the correct price for the exercise of the rights provided for in the subscription warrants, as previously agreed in such securities and disclosed by the Company in Material Fact and approved by CVM. In October 2004, the lower court denied the claims made in the complaint, and accepted the counterclaim filed by the Company. In October 2007, the sentence was reversed by the Appellate Court of the State of Rio de Janeiro, resulting in the filing by the Company of a motion to annul the appellate decision of the 3rd Civil Chamber of the Appellate Court. The motion to annul was denied and the Company filed a special appeal against the decisions on the appeal and the motion to annul. The Company’s special appeal was denied, so an appeal was filed with the Superior Court of Justice. In a lower court decision, the appeal was cognized to partially grant the special appeal and determine the reduction in the fees arbitrated in the counterclaim to 2% of the restated amount of the case. The Company and the plaintiffs filed interlocutory appeals against this decision. Regulatory appeal was granted determining the special appeal be sent to the higher court. On December 7, 2011, the proceeding was assigned to the Superior Court of Justice. The plaintiffs filed a request for substitution of collateral, arguing that the National Treasury Bills - LFT's offered as collateral bore a maturity date of March 7, 2012. Served of process, the Company agreed to the request for substitution. Accordingly, the Reporting Judge approved the substitution of the National Treasury Notes, series B - NTN-B, shown in the correspondence accompanying the petition filed by the Plaintiffs. On December 1, 2015, the plaintiffs filed a petition with a legal opinion of Prof. Ary Oswaldo Mattos Filho. On March 14, 2017, the Company’s Special Appeal was partially granted in order to fully deny the main action of the plaintiffs and reduce the contingency fees applied to the Company in the counterclaim, but maintaining the denial of the counterclaim plea. On April 24, 2017, the plaintiffs filed an appeal against the decision that gave partial granting to the Company’s Special Appeal. On September 11, 2017, the Office of the Attorney General submitted an opinion for not granting the plaintiff’s appeal. On June 24, 2020, the motion was judged, but not cognized, and the proceeding was sent to the 2nd District to assess the remaining paradigms. Ambev filed an interlocutory appeal, which was granted on October 23, 2020, so that the proceeding was not sent to the 2nd District. The plaintiff filed an interlocutory appeal against such decision, which was not granted. It also filed a motion for clarification on March 19, 2021, which was denied by the Superior Court of Justice. Once the levels for discussing the matter in the Superior Court of Justice were terminated, PREVI/FUNCEF filed an Extraordinary Appeal with the Federal Supreme Court, which was denied by a decision by the trial court of Justice Dias Toffoli. On March 23, 2022, PREVI/FUNCEF filed an internal appeal, which is awaiting decision.
Chances of loss	Main lawsuit: Remote Counterclaim: Probable
Impact in case of loss	Unascertainable on the date hereof. In the event the Company loses the case, the effect for the current shareholders will be the economic dilution corresponding to the difference between the market value of the shares at the time they were issued, and the amount stipulated by the court of last resort as being the subscription price for exercising the subscription warrants.
Amount provisioned	None

56

3- Proceeding No. 03.047.887-1
Court	Superior Court of Justice (Superior Tribunal de Justiça) (original proceeding from 12th Civil Court of the Central Venue for the Judicial District of the city of São Paulo, State of São Paulo)
Level	Judicial – Appellate Court
Date filed	April 28, 2003
Parties to the proceeding	Plaintiff: Economus Instituto de Seguridade Social Defendant: Ambev S.A.
Amounts, assets or rights involved

Main lawsuit: R$2.96 million as of December 31, 2021 in accordance with the Practical Table of the Appellate Court of the State of São Paulo. The historical amount attributed to the case is R$1.0 million.

Counterclaim: R$12.4 million as of December 31, 2021, in accordance with the Practical Table of the Appellate Court of the State of São Paulo. The historical amount attributed to the counterclaim is R$4.4 million.

Main facts	Complaint requesting sentencing of the Company (i) to issue the shares to which the subscription warrants held by the plaintiff is entitled, at a price that the plaintiff considers to be correct, which is less than that disclosed by the Company and ratified by CVM, in the ratio of 5 preferred shares for each subscribed warrant, totaling 4,859,800 preferred shares, in the form and price contracted. On May 19, 2003, the Company filed answer, counterclaim and opposition to the amount of the lawsuit. In the counterclaim, the plaintiff was required to pay the correct price for the exercise of the rights provided for in the warrants, in the manner previously contracted in said securities and disclosed by the Company in a Material Fact and approved by CVM. On August 17, 2005, a sentence was published denying the claims made in the lawsuit and in the counterclaim. On September 20, 2005, the Company filed an appeal against the part of the sentence referring to the counterclaim. On September 28, 2005, the plaintiff filed a motion for clarification against the part of the sentence referring to the lawsuit. On June 9, 2011, both appeals were denied. On July 28, 2011, the plaintiff filed a motion for clarification (embargos de declaração) against the appellate decision that had denied its appeal. On August 11, 2011, the motion for clarification was rejected. On October 6, 2011, plaintiff filed a special appeal and, on December 12, 2013, the continuance of plaintiff’s Special Appeal was denied. Against this decision, plaintiff filed an appeal against the Refusal Decision of the Special Appeal, which was granted, for cognizance of the Special Appeal. On October 27, 2015, the Special Appeal by plaintiff was denied by the Superior Court of Justice and the plaintiff filed a motion for clarification against the appellate decision that denied the special appeal. The motion for clarification was rejected on March 10, 2016 by the Fourth Panel of the STJ. On April 26, 2016, plaintiff filed a Divergence Motion to the Special Court of STJ. On August 15, 2016, the Company filed opposition to such motion, with legal opinions for its inadmissibility and invalidity. On June 3, 2020, the Divergence Motion was not cognized by the Special Court and the referral of the case to the 2nd District was determined for judgment of the leading appellate decisions. On October 19, 2020, Ambev filed a motion for clarification, so that the case is not referred to the 2nd District. Awaiting decision.
Chances of loss	Main lawsuit: Remote Counterclaim: Probable
Impact in case of loss	Unascertainable on the date hereof. In the event the Company loses the case, the effect for the current shareholders will be the economic dilution corresponding to the difference between the market value of the shares at the time they were issued, and the amount stipulated by the court of last resort as being the subscription price for exercising the subscription warrants.
Amount provisioned	None

57

4- Proceeding No. 0047983-85.2003.8.19.0001
Court	Superior Court of Justice (Superior Tribunal de Justiça) (original proceeding from 4th Business Court for the Judicial District of the city of Rio de Janeiro, State of Rio de Janeiro)
Level	Judicial – Appellate Court
Date filed	April 29, 2003
Parties to the proceeding	Plaintiff: Tempo Capital Fundo de Investimento em Ações Defendant: Ambev S.A.
Amounts, assets or rights involved

Main lawsuit: R$3.55 million as of December 31, 2021 in accordance with the monetary restatement index adopted by the Appellate Court of the State of Rio de Janeiro. The historical amount attributed to the case is R$1.2 million.

Counterclaim: R$23.63 million as of December 31, 2021, in accordance with the monetary restatement index adopted by the Appellate Court of the State of Rio de Janeiro. The historical amount attributed to the counterclaim is R$7.9 million.

Main facts	Complaint requesting sentencing of the Company to the issuance of shares that would be entitled to the subscription warrants held by the plaintiff, at the price the plaintiff considers correct, which is less than that published by the Company and ratified by CVM, adjusted according to the capital increases that occurred from 1996 to 2003 as a result of the exercise of stock options under the stock options plan by Company’s employees, and other subscription warrants issued in 1993, and the payment of material damages arising from delay in issuing shares. The counterclaim requested sentencing of the plaintiff to pay the correct price for the exercise of the rights provided for in the subscription warrants, as previously agreed in such securities and disclosed by the Company in Material Fact and approved by CVM. In April 2004, the lower court denied the claims made in the lawsuit, and granted the counterclaim filed by the Company. In August 2007, this sentence was reversed by the Appellate Court of the State of Rio de Janeiro, resulting in the filing by the Company of a motion to annul the appellate decision of the 3rd Civil Chamber of the Appellate Court of the State of Rio de Janeiro. The motion to annul was denied by three votes to two and the Company filed a special appeal against the appellate decisions and the motion to annul. The Company’s special appeal was denied, so an appeal was filed with the Superior Court of Justice. In a lower court decision, the appeal was denied. The Company filed a regulatory appeal against this decision, and, on August 2, 2011, regulatory appeal to grant the interlocutory appeal and determine that the special appeal be sent to the higher court was granted. On May 16, 2016, the Company's special appeal was known and decided by the trial court. On May 23, 2016, the plaintiff filed an appeal. On June 16, 2016, the Company filed an opposition to the internal interlocutory appeal of the plaintiff. On May 18, 2017, the internal interlocutory appeal filed by the plaintiff was dismissed and, on June 21, 2017, plaintiff filed a Divergent Motion appeal, against which the Company filed an answer on September 20, 2017. On June 24, 2020, the motion was judged, but not cognized, and the proceeding was sent to the 2nd District to assess the remaining paradigms. Ambev filed an interlocutory appeal, which was granted on October 23, 2020, so that the proceeding was not sent to the 2nd District The plaintiff filed an interlocutory appeal against such decision, which was not granted. It also filed a motion for clarification on March 19, 2021, which was denied by the Superior Court of Justice. Once the levels for discussing the matter in the Superior Court of Justice were terminated, Tempo Capital filed an Extraordinary Appeal with the Federal Supreme Court, which was denied by a decision by the trial court of Justice Dias Toffoli. On March 23, 2022, Tempo Capital filed an internal appeal, which is awaiting decision.
Chances of loss	Main lawsuit: Remote Counterclaim: Probable
Impact in case of loss	Unascertainable on the date hereof. In the event the Company loses the case, the effect for the current shareholders will be the economic dilution corresponding to the difference between the market value of the shares at the time they were issued, and the amount stipulated by the court of last resort as being the subscription price for exercising the subscription warrants.
Amount provisioned	None

58

5- Proceeding No. 5020297-24.2018.4.03.6100
Court	25th Federal Court of São Paulo, State of Sao Paulo
Level	Judicial – Lower Court
Date filed	April 04, 2018
Parties to the proceeding	Plaintiff: F. Laeisz Defendants: Ambev S.A. and Federal Government
Amounts, assets or rights involved	R$516.7 million as of December 31, 2021
Main facts	Lawsuit for collection of dividends relating to 74,211,825 ordinary shares issued by the Company and held in treasury since April 10, 2012. Plaintiff alleges: (1) to be the rightful owner of such shares and (2) that the ownership of the registered shares shall be based on the registration under the shareholder’s name on a company’s share registry book. Lower Court judge granted the Company’s request to admit the Federal Government as joint defendant since it also claims to be the owner of such shares, as the Federal Government was entitled to incorporate such shares based on a decree enacted during the World War II. In October 2019, the Lower Court judge granted plaintiff’s request ordering the Company to pay the amount equivalent to the dividends of 74,211,825 ordinary shares held. Such decision is now subject to a mandatory review by the Federal Court. In parallel, the Company has entered into an agreement with plaintiff to reduce the total amount under dispute. The Company has agreed with the inflation adjustment of the amounts and plaintiff has agreed not to include the application of interests to adjust the dividends in the event the Federal Court rules in its favor and recognizes plaintiff as the rightful owner of the shares. Based on Company’s management assessments, the chances of loss are possible. Nonetheless, irrespective to whom is considered the rightful owner of the shares in question, the Company has been accounting for all dividends relating to the relevant shares since April 10, 2012.
Chances of loss	Possible
Impact in case of loss	Sentenced to pay the amount involved
Amount provisioned	R$379.8 million

59

4.4.1. Indicate the total amount provisioned, as the case may be, for the proceedings described in section 4.4.

As of December 31, 2021, the Company registered provisions of R$ 379.8 million with respect to the proceedings described in item 4.4 above.

60

4.5 – Relevant confidential proceedings

As of the date of this Reference Form, there are no confidential proceedings considered relevant in which the Company or its controlled subsidiaries are a party to.

61

4.6 - Repetitive or related non-confidential judicial, administrative or arbitration proceedings collectively material

Labor proceedings

There are no repetitive or related non-confidential judicial, administrative or arbitration proceedings that are collectively material in which the Company and its controlled subsidiaries appear as plaintiffs or defendants that are relevant to their business.

Tax proceedings

Without prejudice to individual relevant proceedings presented in the tables of item 4.3 above, below are the description of the judicial and administrative proceedings, based on similar facts and legal matters, non-confidential and collectively material, to which the Company and its controlled subsidiaries are parties to. As indicated below, some amounts in this item include amounts that have already been reported in item 4.3, under the scope of individual relevant proceedings.

Manaus Free Trade Zone – IPI and PIS/COFINS
Products manufactured in the Manaus Free Zone for remittance to other places in Brazil are exempt and/or subject to zero rate from Federal VAT (IPI tax) and PIS/COFINS. In relation to IPI tax, the units of the Company recorded presumed IPI credits on the acquisitions of exempt inputs manufactured in the Manaus Free Trade Zone. Since 2009, the Company has received Tax Assessments to disallow such credits. Moreover, over the years, it has received collections from the Brazilian Federal Revenue Service (i) demanding federal taxes considered unduly compensated with the IPI credits related to the cases currently under discussion, and (ii) PIS/COFINS regarding remittances by Arosuco (a controlled entity of the Company). In April 2019, the Federal Supreme Court (STF) concluded the judgment of the Extraordinary Appeals Nos. 592.891/SP and 596.614/SP, with binding effects, authorizing taxpayers to register IPI excise tax presumed credits on acquisitions of raw materials and exempted inputs originated from the Manaus Free Trade Zone. As a result, the Company reclassified part of the amounts relating to the IPI cases to remote loss, maintaining as possible loss only the amounts relating to other additional discussions not submitted to the analysis of the STF, such as the disputes regarding tax classification of concentrate kits for the manufacture of soft drinks that are currently pending before the Federal Administrative Council of Tax Appeals (CARF).
Amounts involved	Company’s management estimates the amount involved in such proceedings, as of December 31, 2021, to be approximately R$4.9 billion (R$4.8 billion as of December 31, 20120), classified as a possible chance of loss.
ICMS - Tax War
Over the years, the Company has received tax assessments filed by the States of São Paulo, Rio de Janeiro, Minas Gerais, among others, relating to the legality of ICMS credits in transactions contemplated with fiscal incentives granted by other states. The Company is challenging such tax assessments before the administrative and judicial courts. In August 2020, the STF judged, by the system of general repercussion, the RE 628,075 in which the constitutionality of the unilateral disallowance, by the States of destination, of the ICMS credits originating from tax incentives granted by other States of the Federation in the context of the so-called “tax war”, was recognized. The decision also recognized that any collection of these credits must preserve the effects of the validation of tax incentives as provided for in Complementary Law No. 160/2017. Such decision was made final and unappealable in 2021 and does not change the likelihood of loss in ongoing cases involving the Company and its subsidiaries.
Amounts involved

Company’s management estimates the amount involved in such proceedings, as of December 31, 2021, to be approximately R$2.0 billion (R$2.0 billion as of December 31, 2020), classified as a possible chance of loss.

62

ICMS - ST Trigger
Over the years, the Company has received tax assessments to collect alleged differences in ICMS taxes that certain states deem to be owed under the tax substitution regime, in situations where the sales price of the products reaches amounts close to or in excess of the parameters published by the states, cases in which the understanding of the state tax authorities is that the taxable base shall be the price of the transaction plus an added-value margin, and not the fixed table price. Since the Company considers this charge to be illegit, it is challenging such assessments before administrative and judicial courts.
Amounts involved	Company’s management estimates the amount of possible risk involved in these assessments, as of December 31, 2021, to be approximately R$8.3 billion (R$8.6 billion as of December 31, 2020). This amount also includes the proceeding indicated in table 16 of item 4.3 above.
Earnings obtained abroad
Since 2005, the Company and several of its subsidiaries have been receiving tax assessments from the Brazilian Federal Revenue Office referring to tax on earnings by subsidiaries domiciled abroad. Since the Company considers such collections to be illegit, it is challenging such tax assessments before the administrative and judicial courts. On one hand, proceedings ongoing at the administrative level have partially favorable decisions, still subject to review by the administrative superior court. On the other hand, in the proceedings ongoing at the judicial level, the Company was granted a favorable preliminary decision to suspend the enforceability of the tax credit, and judgments for plaintiff, subject to review by appellate court.
Amounts involved	The updated amount of said uncertain tax treatment, according to ICPC 22/IFRIC 23, already notified, as of December 31, 2021, was approximately R$7.5 billion (R$7.3 billion as of December 31, 2020) and, due to its classification of loss, there was no provision for the period, with the exception of R$54.1 million (R$53 million as of December 31, 2020). This amount also includes the proceedings indicated in tables 1, 2 and 3 of item 4.3 above.
Inbev Holding Goodwill
In December 2011, the Company received a tax assessment issued by the Brazilian Federal Revenue Office mainly related to the disallowance of expenses with amortization of goodwill arising from the merger of InBev Holding Brasil S.A. At the administrative level, partially favorable decisions were rendered. In view of these decisions, the Company filed injunctions to discuss the matter in which it was defeated, with preliminary injunctions request granted in favor of the Company to suspend the enforceability of the collection. In June 2016, the Company received a new Tax Assessment relating to the disallowance of amortization of the remaining portion of said goodwill and submitted a defense. The Company was partially rendered with a favorable decision before CARF. In view of this decision, the Company and the National Treasury filed Special Appeals for analysis of the case by CARF’s Superior Chamber, which await decision. The Company’s Special Appeal was partially accepted by CSRF and, with respect to the portion that was not accepted, the Company filed an injunction with a preliminary injunction request granted in favor of the Company to suspend the enforceability of the collection.
Amounts involved	The updated amount of said uncertain tax treatment, according to ICPC 22/IFRIC 23, as of December 31, 2021, relating to such contingency, was of approximately R$10.4 billion (R$10.2 billion as of December 31, 2020), and, due to its classification of loss, there was no provision for the period. In case the Company is required to pay such amount, Anheuser-Busch InBev SA/NV will reimburse the proportional amount (70%) to its benefit obtained with the amortization of such goodwill, as well as the respective costs. This amount also includes the proceedings indicated in tables 4, 5, 6 and 7 of item 4.3 above.

63

Disallowance of tax credits paid abroad
Since 2014, the Company has received tax assessments for calendar years 2007 onwards, which disallows the use of credits on income tax paid abroad by controlled subsidiaries of the Company. Since the Company considers such collections to be illegit, it is challenging such tax assessments before the judicial and administrative courts. In November 2019, a favorable final decision was rendered by CARF, cancelling one of the cases, which comprises calendar year of 2010. For cases involving the calendar years of 2015 and 2016, in January 2020, CARF rendered unfavorable decisions, in view of which the Company filed Special Appeals before CSRF, which are awaiting decision. In addition, in relation to these periods (2015 and 2016), tax assessments were issued requiring an isolated fine due to the alleged absence of monthly payment of IRPJ and CSLL as a result of the deduction of income tax paid by subsidiaries abroad. The Company presented defense in both cases. In 2021, the Company received unfavorable decisions from the lower administrative court in two of these tax assessments, in view of which Voluntary Appeals were submitted to CARF, which are awaiting decision. There is a third tax assessment involving the collection of the aforementioned single fine, which is awaiting decision by the lower administrative court. In relation to the other proceedings that discuss this matter, the Company is awaiting decisions at the administrative and judicial levels.
Amounts involved

The updated notified amount, as of December 31, 2021, was approximately R$11.3 billion (R$11.7 billion as of December 31, 2020), and, due to its classification of loss, there was no provision for the period. This amount also includes the proceedings indicated in tables 10, 11 and 12 of item 4.3.

Such uncertain tax treatment, according to ICPC 22/IFRIC 23, regarding income tax credits paid abroad, continued to be applied by the Company and impacted calendar years subsequent to those notified (2018-2021). If new inquiries arise in the future, on the same basis and with the same grounds as the said tax assessments, the Company estimates that the development of any new discussions will be consistent with the period already notified.

Disallowance of financial expenses and investment losses
In 2015, 2016 and 2020, the Company received tax assessments issued by the Brazilian Federal Revenue referring to the disallowance of expenses related to the results of the financial instruments used against risks inherent to the price oscillations or regarding fee, as well as loans related to the operational activities of the Company. The Company presented defenses and, in November 2019, was rendered a favorable decision by the low administrative court, which shall be submitted to review before CARF. In June 2021, the Company received a partially favorable decision for the 2020 case from the lower administrative court, which shall be submitted to re-examination by CARF. Regarding the unfavorable portion of the decision, the Company filed a Voluntary Appeal, which is awaiting decision by CARF. Regarding the 2015 case, the Company awaits decision by the lower administrative court.
Amounts involved	The updated amount of said uncertain tax treatment, according to ICPC 22/IFRIC 23, already notified, as of December 31, 2021, was approximately R$5.0 billion (R$5.0 billion as of December 31, 2020). Due to its classification, there was no provision made for the period. This amount also includes the proceeding indicated in table 9 of item 4.3 above.

64

Deductibility of JCP expenses
During 2013, as approved by a Meeting, the Company implemented a corporate restructuring with the aim of simplifying its structure and unifying its classes of shares, among others. One of the steps in this restructuring involved the exchange of shares and subsequent merger of the shares of its subsidiary, Companhia de Bebidas das Américas, into Ambev S.A. As one of the consequences of this operation, Ambev S.A. recognized in its accounting records the counterentry of the difference between the value of its shares issued for said exchange and the equity value of the subsidiary’s shares in shareholders’ equity, pursuant to IFRS 10/CPC 36 and ICPC09, under heading equity assessment adjustments. In November 2019, Ambev received a tax assessment from the Brazilian Federal Revenue Service regarding the deduction of Interest on Shareholders’ Equity (“JCP”) for the year 2014. The questions refer primarily to the accounting and corporate effects of the corporate restructuring carried out by the Company in 2013 and its impacts on the increase in the calculation of JCP deductibility limit. In August 2020, a decision was rendered partially favorable to the Company by the lower administrative court and, in view of this decision, the Company filed a Voluntary Appeal for analysis of the case by CARF, which is awaiting decision. The favorable portion of the decision from the lower administrative court shall be submitted shall be submitted to re-examination by CARF. In December 2020, the Company received a new tax assessment notice related to the deduction of JCP expenses for the calendar years of 2015 and 2016. The Company presented a defense in January 2021. In June 2021, the Company received a partially favorable decision from the lower administrative court and submitted a Voluntary Appeal to CARF, which is also awaiting decision. As in the first tax assessment, the favorable portion of the decision from the lower administrative court shall be submitted to re-examination by CARF.
Amounts involved	The updated notified amount, as of December 31, 2021, was approximately R$10.5 billion (R$10.2 billion as of December 31, 2020). Due to the assessment of the chances of loss, there was no provision made for the period. Such uncertain tax treatment, according to ICPC 22/IFRIC 23, continued to be applied by the Company and impacted the calendar years subsequent to those notified (2017 to 2021), in which the Company equally distributed JCP and deducted them from the tax base of its Income Tax. Therefore, if the deductibility of JCP is also questioned in the future, on the same basis and with the same grounds as the said tax assessments, the Company estimates that the development of any new discussions will be consistent with the period already notified. These proceedings are indicated in tables 13 and 14 of item 4.3 above.
PIS/COFINS on bonus products
Since 2015, the Company has received tax assessment from the Brazilian Federal Revenue Office for the collection of amounts purportedly owed in relation to PIS and COFINS on bonus products granted to its clients. Since the Company considers such collection to be illegit, it is challenging such tax assessments before the judicial and administrative courts. In 2020, favorable decisions were rendered to the Company at the administrative level. Part of such decisions are still subject to review. The ongoing case at the judicial level is still in its initial stage.
Amounts involved	Company’s management estimates the amount involved in such cases, as of December 31, 2021, to be approximately R$1.8 billion (R$1.7 billion as of December 31, 2020), classified as a possible chance of loss.
IPI Suspension
During 2014 and 2015, the Company received tax assessments issued by the Brazilian Federal Revenue Office for collection of IPI tax allegedly due on the remittance of finished goods amount units of the Company. The Company is discussing the matter before the administrative and judicial courts. In 2020, Ambev was rendered a partially favorable final decision at the administrative level in one of the ongoing proceedings. At the judicial level, the case is still at an early stage.
Amounts involved	Company’s management estimates the amount involved in the cases, as of December 31, 2021, to be approximately R$1.6 billion (R$1.6 billion as of December 2020), classified as a possible chance of loss.

65

Civil proceedings

Notwithstanding the proceedings individually material indicated in items 4.3 and 4.4 of this Reference Form, there are no repetitive or related non-confidential judicial, administrative or arbitration proceedings, whether civil or criminal, that are collectively material, in which the Company and its controlled subsidiaries are plaintiffs or defendants that are considered relevant to their business.

Other proceedings

There are no repetitive or related non-confidential judicial, administrative or arbitration proceedings of other nature that are collectively material in which the Company and its controlled subsidiaries are plaintiffs or defendants that are considered relevant to their business.

66

4.6.1. Indicate the total amount provisioned, if any, for the proceedings described in section 4.6.

Labor claims

Not applicable, as there is no judicial, administrative or arbitration labor proceedings involving the Company or its controlled subsidiaries that fall within the requirements of item 4.6 above.

Tax proceedings

As of December 31, 2021, the Company had a registered provision of R$65.3 million for the tax proceedings described in section 4.6 above.

Civil proceedings

Not applicable, as there is no judicial, administrative or arbitration civil proceedings involving the Company or its controlled subsidiaries that fall within the requirements of item 4.6 above.

Other proceedings

Not applicable, as there is no judicial, administrative or arbitration proceedings of other nature involving the Company or its controlled subsidiaries that fall within the requirements of item 4.6 above.

67

4.7 – Other material contingencies

Tax Recovery Program

In 2013 (through Law No. 12,865/2013) and in 2014 (through Law No. 12,996/2014), the term set forth in Law No. 11,941/2009 was reopened, which allowed taxpayers to pay or pay in installments, upon concession of certain discounts, tax debts with suspended enforceability or not, registered in active debt or not, individually considered, even if with a tax foreclosure phase already filed, or that had been subject to a previous installment program, not fully paid, even if canceled due to default (“Installment Programs”). In view of such grants, the Company formalized its options in both Installment Programs and, on December 31, 2013, the tax liabilities that were included by the Company in the 2013 program totaled R$ 178.4 million.

On November 28, 2014, the Company prepaid all debts relating to both Installment Programs, in the amount of R$ 201 million, having a portion of the payment been made in cash and the remaining amount through the use of the income tax and CSLL losses from subsidiaries as payment. Up to the date of this Reference Form, the Company remains awaiting the ratification of such early payment and the validation of the income tax and CSLL losses that are being discussed at the administrative level.

In addition, during the third quarter of 2017, the Company adhered to the Federal Tax Amnesty Program set forth by Provisional Measure No. 783, of May 31, 2017, postponed by Provisional Measure No. 798 and converted into Law No. 13,496, of October 24, 2017 (“PERT 2017”), undertaking to pay some tax assessments that were under dispute, including debts of its subsidiaries, totaling the amount of approximately R$3.5 billion, which already considered the discounts set forth by the said program, having paid the approximate amount of R$968 million in 2017, and undertaking to pay the remaining amount in 145 monthly installments, plus interest, to be paid starting in January 2018. All installments due by the Company under the scope of such installment payment have been paid within the applicable term.

Conduct Adjustment Agreement (TAC) No. 43/2022

On April 4, 2022, a Conduct Adjustment Agreement was entered into by and between the Company and the Labor Prosecution Office of the 15th Circuit, whereby the Company undertook certain mandatory injunctions to inspect logistics operators and pay compensation for collective pain and suffering in the amount of BRL 500,000.00, arising from the Civil Investigation No. 001854.2021.15.000/9, filed to investigate alleged violations of Decree-Law No. 5,452 (Consolidated Labor Laws – “CLT”) and sparse labor legislation, including possible violations of article 444 of the CLT and art. 2-C of Law No. 7,998, committed by Sider, the transportation company then hired by the Company.

With respect to the mandatory injunctions, the Company has undertaken to adjust, within a period of six (6) months, certain mechanisms to (i) inspect, directly or through a hired company, the fulfillment of labor obligations by the companies hired by it for transportation service of its goods towards their employed drivers, when the work is carried out on its premises or place previously agreed in the contract, for a period of three (3) years; and (ii) inspect self-employed drivers, by indirect means, such as, for example, by sending primers, guidance materials, among others, also for a period of three (3) years.

The amount of the compensation for collective pain and suffering has already been paid and the Company is already in the process of adapting to comply with the other determinations provided for in the TAC.

68

4.8 – Rules of the country of origin and the country where the securities are held in custody

Not applicable, since the Company’s principal place of business is located in Brazil.

69

5. Risk management and internal controls

5.1. - Policy on risk management

a) whether the issuer has a formalized risk management policy and, if so, inform the body that approved it and the date of the approval and, if not, the reasons why the issuer has not adopted such a policy

Policy on Risk Management

Aiming at establishing guidelines for the management of the risks to which it is subject, the Company adopts a Policy on Risk Management originally approved by the Board of Directors on February 2nd, 2005 and updated by the same body on September 19, 2018 and May 15, 2019.

The Policy on Risk Management defines the financial and non-financial risks of which the Company seeks protection, establishing guidelines for definition of acceptable limits for the exposure of the Company to each one of them. The policy also determines the Company’s risk management system, indicating the adopted protective instruments and the organizational structure dedicated to risk assessment and management, as well as the performance of appropriate internal controls.

The Policy on Risk Management may be found on the following electronic address: ri.ambev.com.br, in field “Corporate Governance", “Policies, Codes and Internal Regulations”, “Policy on Risk Management”.

In addition to the Policy on Risk Management, the Company adopts other forms of managing the risks indicated in section 4.1 of this Reference Form, among which we highlight the main ones below.

Insurance

The Company has in place a risk management program with the purpose of delimiting the risks, going to the market to take out coverage compatible with its size and operations. Coverage was taken out for amounts considered by the Company to be sufficient to meet any claims arising, bearing in mind the nature of its business, the risks involved in its operations and the advice from its insurance consultants.

Provisions

The Company constitutes provisions in certain situations, as explained in its financial statements. Generally speaking, provisions are recognized when: (i) the Company has a current (legal or not formalized) obligation arising from past events; (ii) future disbursement is likely to be required to liquidate a current obligation; and (iii) the amount can be estimated with reasonable certainty. The provisions, except for the provisions of disputes and litigations, are measured by discounting the expected future cash flows, at a rate before taxes, which reflects the current market evaluations on the value of money along time, and, when appropriate, the specific risks of the obligation. Provisions for disputes and litigation are recognized when it is likely that the Company will be required to make future payments arising from past events. These payments include, but are not limited to various claims, proceedings and lawsuits filed both by third parties and by the Company, involving competition laws, breaches of distribution and licensing agreements, environmental issues, labor claims, assessments by the tax authorities and other litigation issues.

Crisis Committees (COVID-19)

Considering the uncertainties arising from the COVID-19 pandemic, the Company has been taking measures to mitigate the possible adverse effects that may occur due to the current global situation. Accordingly, the Company created crisis committees in the countries it operates, with focus on facing the negative impacts of the global crisis and on discussing the main pillars of Company’s business, which aims to:

70

(i)       follow and monitor the daily evolution of the pandemic;

(ii)       prioritize actions that preserve the health of employees, partners, suppliers and customers;

(iii)       address necessary responses to the crisis;

(iv)       ensure that the Company continues to fulfill its social role; and

(v)       establish collaborative initiatives in order to offer relevant contributions to the community in general.

b) the objectives and strategies of the risk management policy, as the case may be, including:

(i)	risks against which hedging is sought;

Through its Policy on Risk Management and the other risk management measures adopted, as described in the previous section, the Company seeks to protect against corporate risks (i) strategic risks (e.g. risks inherent to the business environment in which the Company is engaged and which are related to its business plans, strategic decisions and to the markets in which it performs); (ii) operational risks (e.g. risks related to the possibility of losses due to operational inefficiencies arising out of failures in processes, internal controls, technological environment and people); (iii) financial risks (e.g. risks that may affect the financial operations of the Company); (iv) legal and regulatory risks (e.g. risks associated with the regulatory environment and with the legal system to which the Company is subject); and (v) image risks (e.g. risks of occurrence of events often associated with substantiation of other risks, which may cause damage to the reputation and affect the Company’s credibility). In this sense, such policies and internal measures cover the most diverse risks identified in item 4.1 of this Reference Form that may generate a negative impact on the objectives set by the Company's management, such as (a) damage to the Company's reputation or equity; (b) risks of liability for products and other losses that may be suffered by the Company; (c) failures in information technology; (d) unfavorable decisions in judicial and administrative proceedings; (e) risks associated with transactions between related parties; (f) risks in relationship with suppliers and customers; and (g) compliance with antitrust and anti-corruption legislation.

(ii)	hedging instruments used for protection; and

Corporate risk management is a process conducted jointly by the Board of Directors (which may count on the advice of the Operations, Finance and Compensation Committee, depending on the nature of the risk) and the Company’s Board of Executive Officers, which establishes the strategies for identifying and monitoring, throughout the Company, potential material events capable of affecting it. The management of corporate risks must be carried out in such a way as to keep them at levels compatible with the Company’s appetite risk, providing a reasonable guarantee of the achievement of its goals, observing the following:

(a) Process and Coverage. The Risk Management Policy covers all Company’s business units and the process of defining the applicable risks follows the Company’s strategic and business planning cycle (1-year plan - P1A, 3-year plan - P3A and 10-year plan - P10A).

(b) Risk Analysis. The Company must manage its risks comprehensively. Consequently, after identifying specific risk factors, the Company must understand the relationship between such risk factors and deepen into their causes in order to outline monitoring plans.

(c) Risk Tolerance. The Company must be aware of the material risks to which it is exposed, as well as define appropriate strategies for the management of each of these risks. The management strategy should consider the guidelines of the Board of Directors regarding the definition of the level of tolerance to the different risks presented, with due regard for the Company’s short and long term goals.

(d) Risk Exposure Assessment. Considering that value at risk tools can be used, the individual risk analysis must be complemented by stress scenarios and/or simulations to define the impact in relation to relevant metrics.

71

(e) Monitoring and Mitigation. The Board of Executive Officers and the Board of Directors must monitor the risks identified and the action plans outlined for mitigation and/or follow-up, with periodic reports to the Fiscal Council.

(iii)	organizational risk management structure

The Board of Directors shall determine the general guidance of the Company’s businesses, approving the guidelines on which its performance is based, including those regarding the definition of the level of tolerance to different risks to which the Company is subject, observing its short- and long-term purposes.

The Board of Directors shall evaluate, on a periodical basis, the exposure of the Company to the main material risks, as well as the efficacy of its internal controls and risk management systems, making sure that the limits defined by it are obeyed. Regarding the risks of financial nature, the Board of Directors also counts on the advisement of the Operations, Finance and Compensation Committee both for defining the Company’s guidelines for tolerance to risks and for examination of its exposure to such risks, as well as for monitoring of the financial risk management structure.

The Board of Directors delegates to the Chief Executive Officer the necessary oversight of the corporate risk management. Thus, the Chief Executive Officer must make sure that he/she is aware of the most significant material risks and that the necessary actions shall be taken in order to ensure an effective risk management.

The corporate risk management mapping for all areas is upon the Chief Financial and Investor Relations Officer. On annual basis, the mapping of identified risks with the respective existing controls for mitigating such risks shall be presented to the Chief Executive Officer.

The internal control department is responsible for evaluating, on an annual basis, each existing material risk and the controls designed and implemented in the Company’s internal controls matrix, as well as for identifying the need for inclusion of compensatory controls, if any risk is not being addressed in the respective internal controls matrix. The conclusions are presented to the Chief Executive Officer, the Chief Financial and Investor Relations Officer, the Board of Directors and the Fiscal Council of the Company, so they can evaluate the efficiency of the internal controls of the Company.

c) suitability of the operating and internal controls structure for assessing the effectiveness of the policy adopted.

The Company believes that its Policy on Risk Management and other control measures adopted are appropriate for ensuring the effectiveness of its risk management practices. Within the scope of Financial team, the Company’s Controllership Manager, assisted by an Internal Controls Specialist Manager, reviews the work papers made by the areas responsible for the controls, according to the steps described in item 5.3 “c” of this Reference Form.

72

5.2 – Policy on market risk management

a) whether the issuer has a formalized market risk management policy and, if so, inform the body that approved it and the date of the approval and, if not, the reasons why the issuer has not adopted such a policy

Market risks, such as exposure in foreign currency, interest rates, commodity prices, liquidity and credit risk arise during the normal course of the Company’s business. The Company analyses each of these risks both individually and on an interconnected basis, defining strategies for managing the economic impact on its performance in line with its Policy on Risk Management, mentioned in item 5.1 (a) of this Reference Form (“Policy”). In order to verify compliance with the Policy regarding such points, the Board of Directors counts on the advisory of the Operations, Finance and Compensation Committee, as described in item 5.1(b)(iii) of this Reference Form.

b) the objectives and strategies of the market risk management policy, as the case may be, including:

Regarding management of risks of financial nature, the Policy on Risk Management aims to provide guidelines for managing the risks inherent to the capital markets in which the Company closes its transactions. In relation to such risks, the policy these major points: (i) capital structure, financing and liquidity; (ii) business-related transactional risks; (iii) balance sheet conversion and translation risks; and (iv) counterparty credit risks.

The Policy on Risk Management sets out the guidelines for determination of the acceptable limits for the Company’s exposure to each one of them and defines the Company’s risk management system, indicating the protective instruments and the organizational structure dedicated to risk assessment and management, as well as the performance of appropriate internal controls.

i. Risks against which hedging is sought

Interest rate risk

The Company is exposed to interest rate volatility regarding existing debt issues at fixed rates, debt issues at variable post-fixed rates, forward currency swaps and futures agreements, cash and cash equivalents and short-term financial investments. The Company manages its debt portfolio according to changes in interest and currency rates, periodically writing off, redeeming and repurchasing debt and using derivative financial instruments.

The Company has a dynamic approach towards interest rate hedging, according to which the composition between fixed and floating rate debt is reviewed on a periodic basis. The purpose of the Company is to reach a balance between the cost of funding and the volatility of the financial results. To do that, market conditions and business strategy are taken into account, and this strategy is also reviewed periodically. By way of example, on December 31, 2021, the Company had settled all amounts relating to derivative instruments of interest rate hedging.

Part of the floating rate debt incurs interest at the TJLP (Long-Term Interest Rate). During the period shown below, the TJLP was:

	2021	2020	2019
4th Quarter	5.32	4.55	5.95
3rd Quarter	4.88	4.91	6.26
2nd Quarter	4.61	4.94	5.95
1st Quarter	4.39	5.09	5.57

73

Foreign Exchange Rate Risk

The Company faces foreign exchange risk on loans, investments, procurement, dividends and expenses/revenue with interest whenever they are denominated in a currency other than the Company’s or the relevant subsidiary’s functional currency. The main derivative financial instruments used to manage the foreign exchange risk are futures contracts, swaps, and options, non-deliverable forwards and full deliverable forwards.

From January 1, 2019 to December 31, 2021, the U.S. dollar appreciated 44.0% in relation to the Brazilian Real, and as of December 31, 2021, the commercial rate to buy US dollars was R$5.58 per USD 1.00.

The Company’s exposure to foreign currency creates market risks associated with variations in foreign exchange rates, primarily with regard to the US dollar. By way of example, the Company’s foreign currency-denominated liabilities as of December 31, 2021 included debt of R$674.268 million.

As of December 31, 2021, the Company’s derivative transactions consisted of forward foreign exchange contracts, exchange rate swaps, options and futures contracts. The table below provides information about the most important foreign exchange rate-sensitive instruments as of December 31, 2021. The maturity terms for these instruments have been divided into according to the expected maturity dates.

	(in millions of Reais, except for percentages)
Derivative Instruments (1)	2022	2023	2024	2025	2026	Later	Total	Fair Value
BM&F Dollar Futures:
Notional Amount	9,025.1	0.0	0.0	0.0	0.0	0.0	9,025.1	-183.4
Average Unit Price	5.67	0.00	0.00	0.00	0.00	0.00	5.67
FDF C$ x USD:
Notional Amount	1,389.0	0.0	0.0	0.0	0.0	0.0	1,389.0	21.4
Average Unit Price	5.50	0.00	0.00	0.00	0.00	0.00	5.50
FDF C$ x EUR:
Notional Amount	31.8	0.0	0.0	0.0	0.0	0.0	31.8	-0.8
Average Unit Price	6.52	0.00	0.00	0.00	0.00	0.00	6.52
NDF ARS x USD:
Notional Amount	4,236.8	0.0	0.0	0.0	0.0	0.0	4,236.8	-230.0
Average Unit Price	6.88	0.00	0.00	0.00	0.00	0.00	6.88
NDF CLP x USD:
Notional Amount	830.6	0.0	0.0	0.0	0.0	0.0	830.6	109.2
Average Unit Price	5.11	0.00	0.00	0.00	0.00	0.00	5.11
NDF UYU x USD:
Notional Amount	246.0	0.0	0.0	0.0	0.0	0.0	246.0	-1.4
Average Unit Price	5.84	0.00	0.00	0.00	0.00	0.00	5.84
NDF BOB x USD:
Notional Amount	458.3	0.0	0.0	0.0	0.0	0.0	458.3	-23.6
Average Unit Price	6.06	0.00	0.00	0.00	0.00	0.00	6.06
NDF PYG x USD:
Notional Amount	807.6	0.0	0.0	0.0	0.0	0.0	807.6	-4.3
Average Unit Price	5.82	0.00	0.00	0.00	0.00	0.00	5.82
NDF MXN x USD:
Notional Amount	66.9	0.0	0.0	0.0	0.0	0.0	66.9	-0.1
Average Unit Price	0.26	0.00	0.00	0.00	0.00	0.00	0.26
NDF MXN x CLP:	116.9	0.0	0.0	0.0	0.0	0.0	116.9	5.3
Notional Amount	0.26	0.00	0.00	0.00	0.00	0.00	0.26
Average Unit Price	9,025.1	0.0	0.0	0.0	0.0	0.0	9,025.1	-183.4

(1) Negative notional amounts represent an excess of liabilities over assets at a given moment

74

Commodity Risk

The Company uses a large volume of agricultural goods to manufacture its products, including malt and hops for beer, sugar, guaraná, and other fruits and sweeteners for soft drinks. The Company purchases a significant part of its malt and all of its hops outside of Brazil, and purchases the remaining malt, sugar, guaraná, and other fruits and sweeteners on the domestic market. The Company also purchases significant amounts of aluminum cans.

The Company believes that adequate supplies of the commodities that it uses are currently available; however, it cannot predict the future availability of these commodities or the prices that will have to be paid for them. The commodity markets have experienced and will continue experiencing price fluctuations. The Company believes that the future price and supply of agricultural products will be determined, among other factors, by the level of crop production, weather conditions, export demand, and government regulations and legislation affecting agriculture; it also believes that aluminum and sugar prices will be strongly influenced by prices on international markets.

The Company pays for all the hops it procures on international markets outside of South America in US Dollars. Moreover, despite procuring aluminum cans and sugar in Brazil, the prices it pays are directly influenced by the fluctuation of international commodity prices.

As of December 31, 2021, the Company’s operations in commodity derivatives consisted of contracts for sugar, wheat, aluminum, corn, oil and resins. The table below provides information on the most important instruments sensitive to commodity risks as of December 31, 2021. The terms contracted for these instruments have been categorized based on the foreseen maturity dates and are measured at market prices.

Commodities Derivatives Maturity Schedule as of December 31, 2021
Derivative instruments(1)	2022	2023	2024	2025	2026	After	Total	Fair Value
(in millions of Reais, except price per tonne/gallon/barrel/gigajoule)
Sugar Derivatives:
Notional value	297.8	96.7	0.0	0.0	0.0	0.0	394.5	70.2
Average Price (R$/tonne)	1,854.29	2,231.24	0.00	0.00	0.00	0.00	1,946.68
Wheat Derivatives:
Notional value	49.3	0.0	0.0	0.0	0.0	0.0	49.3	14.6
Average Price (R$/tonne)	1,511.96	0.00	0.00	0.00	0.00	0.00	1,511.96
Aluminum Derivatives:
Notional value	1,908.7	0.0	0.0	0.0	0.0	0.0	1,908.7	304.7
Average Price (R$/tonne)	12,565.83	0.00	0.00	0.00	0.00	0.00	12,565.83
Corn Derivatives:
Notional value	504.0	1.2	0.0	0.0	0.0	0.0	505.2	12.6
Average Price (R$/tonne)	113.27	1,198.99	0.00	0.00	0.00	0.00	113.52
Resin Derivatives:
Notional value	322.2	0.0	0.0	0.0	0.0	0.0	322.2	12.0
Average Price (R$/tonne)	4,819.52	0.00	0.00	0.00	0.00	0.00	4,819.52

(1) Negative notional values represent an excess of liabilities over assets at a given moment.

75

A significant portion of our production costs include commodities such as aluminum, sugar, hops and barley, the prices of which fluctuated significantly in 2021. The increase in these commodities’ prices affects our operating costs directly. Although our current policy is to mitigate our exposure to risks associated with commodity prices whenever financial instruments are available, we cannot guarantee that such hedging will be possible at all times in the future.

Commodities	Highest Price	Lowest Price	Average	Fluctuation
Aluminum ($/ton)	3,180.00	1,951.50	2,476.90	42%
Sugar (US$ cents/pounds)	20.42	14.71	17.85	22%
Corn (US$ cents/bushel)	7.40	4.84	5.76	23%
Wheat (US$ cents/bushel)	8.56	6.02	7.02	20%
PET ($/tonne)	856.47	556.88	731.79	39%

Sources: Aluminum LME, Sugar ICE, Corn CBOT, Wheat CBOT and PET IHS (former CMAI).

Credit risk

In order to minimize the credit risk of its investments, the Company has cash allocation and investment practices, taking into consideration financial institution credit limits and ratings, not allowing credit concentration, i.e., the credit risk is monitored and minimized because the negotiations are carried out only with a select group of highly qualified counterparties.

The Company observes maximum exposure limits for each counterparty based on each counterparty’s risk rating and capitalization.

Cash accounting amounts and cash equivalents, financial investments, accounts receivable, excluding prepayments, tax assets, and derivative financial instruments are presented in the Company’s financial statements net of recognized impairment provisions and represent the maximum credit risk exposure as of December 31, 2021. There was no credit risk concentration with any counterparts as of December 31, 2021.

Liquidity risk

The Company believes that cash flows from operating activities, cash and cash equivalents, and short-term investments, along with derivative financial instruments and access to loan facilities are sufficient to fund its capital expenditures, financial liabilities, and dividend payments in the future.

Risk of the Value of the Share

Under items 13 and 14 of this Reference Form, our directors, officers and employees receive options to purchase shares of the Company or also remuneration in shares of the Company, subject to the terms and conditions of the plans approved in shareholders’ meeting and the programs approved by the Board of Directors of the Company.

Consequently, the Board of Directors of the Company approved transactions of equity swap on May 13, 2020 and December 9, 2020, so that the Company or its subsidiaries receive the price variation related to the shares (or ADRs) issued by the Company, aiming at offsetting the effect of price changes of such shares (or ADRs), as any increases of prices would result in a positive gain from transactions of capital conversion, mitigating the increased cost of purchase of shares in the market to be delivered to employees and vice versa. As these derivative instruments are not characterized as hedge accounting they were not therefore designated to any hedge.

The agreements for equity swap approved on May 13, 2020 and on December 9, 2020 by Ambev’s Board of Directors were entered into without impacting the settlement, within the regulatory term, of the agreements for equity swap that were still in force on the date of each resolution. The settlement of these agreements should take place within a maximum period of 18 months counting as from the date of their approval, provided that such agreements could result in an exposure of up to 65 million common shares (all or part of which could be through ADRs), with a limit value of up to R$1.0 billion, for agreements approved on May 13, 2020, and 80 million common shares (all or part of which could be through ADRs), with a limit amount of up to R$1.2 billion for agreements approved on December 9, 2020. Said agreements were settled during 2021 and there is no balance or pending matter arising from equity swap as of December 31, 2021.

76

ii. Asset protection strategy (hedge):

The asset protection strategy adopted to mitigate each of the risks is described in section “i”, above.

In short, risks arising from financial transactions are managed by applying the Policy on Risk Management and the strategies defined by the Company’s Financial Department, and the financial transactions must be carried out in accordance with the best possible alternatives, financially and economically, for the Company.

iii. Instruments used for asset protection (hedge)

The derivative financial instruments used by the Company for property protection are futures contracts traded on stock exchanges, deliverable forwards, non-deliverable forwards, swaps and call options, as indicated in section “i,” above.

iv. Parameters used to manage market risks

The Company’s use of derivatives strictly follows the provisions set forth under our Policy on Risk Management, which provides guidelines for managing financial risks inherent to the capital markets in which the Company carries its operations out, as follows:

(i) The capital structure, funding, and liquidity may expose the Company to the risk of financial instability, since external factors, such as changes in market variables (interest rates and exchange rates), shortage of liquidity (refinancing risk), and unexpected cash needs may have significant impact on the Company’s strategic investments, as well as on the meeting of obligations to third parties. Thus, the Company actively manages its capital structure, always seeking to ensure levels of flexibility and financial leverage through the control of the debt profile and covenants, contingency plans for unexpected cash needs, and the analysis of solvency under different cash flow scenarios.

(ii) The Company’s margin is directly exposed to market risk factors, such as commodity prices and exchange rates. These risks impact, mainly, the cost of goods sold. The Company believes that it is impossible to completely eliminate this exposure. However, the Company’s hedging program allows it to maintain price stability during the protected period and, therefore, delay the effect of these possible cost shocks. Thus, it is important to note that, in the long term, the Company must respond to these shocks through cost management, the use of substitute raw materials and, possibly, by increasing its products’ prices.

(iii) Transactional exposures coming from balance conversions are not hedged. The Company constantly evaluates the diversification of its cash flows in different currencies, seeking to identify any type of undesirable concentration.

(iv) In order to minimize the credit risk with its counterparties in significant derivative transactions, the Company adopts bilateral “trigger” provisions. According to these provisions, whenever the fair value of a transaction exceeds a percentage of its notional value (usually 10% to 15%), the debtor must settle the difference with this limit in favor of the creditor.

v. If the issuer deals in financial instruments for objectives other than hedging purposes and what these objectives are

The Company does not make speculative investments in derivatives or other risky financial assets.

77

vi. Organizational structure of risk management control

The organizational structure for risk management control is that described in item 5.1(b)(iii).

c) Adaptation of the internal control and operational structure in order to verify the effectiveness of the policy adopted

The Company has an integrated risk management control organizational structure, as mentioned in the previous section, which considers the impact on the business, not only the market risk, but also operating and strategic risks, among other risks. The Company believes that this integrated infrastructure, which encompasses different types of business ventures, allows it to increase the management’s ability to assess the business-associated risks, thus ensuring our risk management effectiveness. The Company believes, therefore, that it has an operational structure and internal controls that are appropriate for its policy.

78

5.3 - Description of the internal controls

a) main internal control practices and the level of efficiency of such controls indicating occasional imperfections and measures adopted to correct them

The Company’s management is responsible for establishing and keeping an effective internal control over disclosure of financial information and for assessing its effectiveness.

Internal control over disclosure of financial information is defined as a process intended to provide reasonable assurance regarding the reliability of the financial information and the elaboration of the financial statements, according to the generally accepted accounting principles, and includes policies and procedures that (1) refer to the maintenance of records that reflect the operations and sales of assets of the Company in a reasonably detailed, precise and correct manner; (2) provide reasonable assurance that the operations are recorded as required to enable the elaboration of the financial statements according to the generally accepted accounting principles and that the receipts and expenditures of the Company are being made only as authorized by the Company’s management and Board of Directors, and (3) provide reasonable assurance in relation to prevention or timely detection of unauthorized acquisition, use or sale of assets of the Company that could have an adverse effect on the audited consolidated financial statements.

Although there are inherent limitations to the effectiveness of any disclosure procedure and control systems, including probability of human error and elimination or failure to observe controls and procedures, the Company’s disclosure controls and procedures any are intended to provide reasonable assurance of attainment of its purposes.

Any weaknesses identified in control implementation during the year are corrected through the application of action plans in order to ensure their proper implementation during the year.

Based on the criteria set forth under the “Internal Control Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO 2013”), and, according to this methodology, the Company’s Chief Executive Officer and Chief Financial and Investor Relations Officer concluded that, during the year 2021, the design and operation of controls and procedures for disclosure of the Company’s information are effective to ensure the information requested and disclosed in the Company’s reports.

During the year 2021, the Company did not make any change to its internal control over disclosure of financial information that has materially affected or may reasonably and substantially affect its internal control over disclosure of financial information.

Plan of Remediation for the Previously Existing Material Deficiencies

Not applicable, since no deficiencies occurred during year 2021 or during its comparative period of December 2020.

b) organizational structures involved

The Company’s Controllership - Internal Controls department, organizationally allocated within the financial department’s structure, is responsible for monitoring, managing, and ensuring the compliance of the Company’s internal controls.

Control design and test operational efficiency assessments are presented regularly to the Chief Executive Officer, the Chief Financial and Investor Relations Officer, the Board of Directors, and the Fiscal Council of the Company.

79

c) form of supervision of internal control efficiency by the company’s management

The internal control efficiency evaluation process is divided into 4 stages:

i)	Planning: The purpose of this step is the definition of the risk matrix for each account and of the work scope and implementation schedule. The Company’s Controllership Manager, assisted by an internal control expert, is responsible for this process step.

ii)	Analysis of the control design defined by management: The purpose of this step is to verify that the control activities are designed in a manner that addresses the risks identified by the Company in its matrix of internal controls. The Company’s Controllership Manager, assisted by an internal control expert, reviews the working papers prepared by the areas responsible for controls.

iii)	Control operational efficacy test: The purpose of this step is to verify the operating effectiveness of the internal controls at the Company. The Company’s Controllership Manager, assisted by an internal control expert, reviews the working papers prepared by the areas responsible for controls.

iv)	Ascertainment of controls results: the purpose of this step is to ascertain the results of the Company’s internal controls, in order to ensure the efficiency of the controls and that all the risks mapped out are addressed by the Company, and, also, that any deviations are duly monitored.

After the completion of each of the steps described above, the results are presented to the Chief Executive Officer, the Chief Financial and Investor Relations Officer, the Board of Directors and the Fiscal Council, including, if applicable, the action plan for any remediation of deficiencies that may be pointed out during any of these steps.

In addition, any exception noted in the activities that may impact the financial statements are reported promptly for the needed corrective actions to be taken, in line with best practices recommended by the Internal Control Integrated Framework, issued by the COSO 2013.

d) deficiencies and recommendations on internal controls set forth in the independent auditor’s report

The study and evaluation of the accounting system and of the Company’s internal controls, conducted by the independent auditors in connection with the audit of the financial statements, were intended to determine the nature, timing and extent of the application of the audit procedures, but not for the purpose of expressing an opinion on the effectiveness of the internal controls.

The Company’s board has the policy of reporting, at least, significant deficiencies and related recommendations made by the independent auditor regarding the scope of the internal controls, as per section 10.2.5 of Official Notice/Annual-2022-CVM/SEP.

Material deficiencies identified

Not applicable, as no material deficiencies was identified in the auditor’s report sent to management for the year 2021.

e) directors’ comments about the shortcomings identified in the independent auditor’s detailed report and about the corrective measures adopted

Not applicable, as no material deficiency was identified in the auditor’s report send to management for the year 2021.

80

5.4 – Integrity program

In relation to the mechanisms and internal procedures for integrity adopted by the issuer to prevent, detect and remedy any deviations, frauds, irregularities and wrongdoings against the national or foreign public administration, inform:

a) If the issuer has rules, policies, procedures or practices aimed at the prevention, identification and remediation of frauds and wrongdoings against the public administration, identifying, if so:

The Company has rules, policies, procedures and practices aimed at the prevention, identification and remediation of frauds and wrongdoings against the public administration, which were prepared after assessment of the risks to which the Company is subject. The rules, policies and procedures comprising our Compliance Program are frequently updated as a result of change of law or applicable regulation, or due to internal analysis of the risks to which the Company is subject.

Our Compliance Program brings together a set of internal mechanisms and procedures used in the prevention, detection and remediation related to misconduct and non-compliance with the applicable legislation and current internal policies, such as fraud and corruption, harassment, discrimination, among others. To this end, the policies and procedures consolidate and reinforce the Company’s general rules and guidelines, such as, for example, the Company’s Code of Business Conduct (“Code of Conduct”), in addition to actions conducted by several functional areas of the Company’s organizational structure, in line with their respective attributions, to guide the conduct of leaders, employees, partners and third parties, evidencing the Company’s commitment to the dissemination of ethical culture and good management practices, and the constant promotion of a transparent and sustainable corporate environment.

The Code of Conduct establishes the guidelines for the behavior that all directors, officers and employees (“Employees”) of the Company and its subsidiaries must abide by in Brazil or abroad, as well as lays down the principles that the Company expects that the individuals and entities that act on our behalf uphold. Worthy of note are:

(i)	incorporation of the principles of the Company disclosed to the Employees and compliance with all applicable laws, regulations and policies, including the Code of Conduct, and with the high standards business ethics;

(ii)	relations with customers, suppliers, competitors, employees and government bodies and representatives must be based on compliance with all applicable laws and regulations;

(iii)	business practices that do not infringe human rights and are aligned with several international responsible business conduct standards;

(iv)	respect to diversity, authenticity and the individual, being all forms of discrimination forbidden, whether by race, religion, gender, sexual orientation, age, political opinion, nationality, social status, origin and others;

(v)	promotion of smart consumption;

(vi)	performance respecting the applicable antitrust legislation and requirement of approval of commercial practices and policies by the Company’s Compliance Area;

(vii)	obligation to report any conflicts of interest with the Company;

81

(viii)	no tolerance towards any and all acts of corruption, being compliance with all local and international laws that forbid corruption in all the locations where the Company operates mandatory, as well as compliance with the Company’s rules, policies and internal procedures. The Company has in place an Anti-Corruption Policy that establishes the forbidden conducts according to the (local and foreign) anti-corruption legislation applicable to the Company, as well as regulates subjects such as (i) gifts, donations, entertainment and hospitality for public agencies and servants, (ii) political contributions, (iii) contracting with public agencies, (iv) compliance due diligence procedures for service providers and suppliers (intermediaries), and (v) reporting channels, among others;

(ix)	hiring of and payment to service providers that may have occasional contact with government employees, on behalf of the Company, must abide by the rules defined by the Company’s Compliance Area;

(x)	prohibition on accepting presents, corporate gifts, favors, loans, services or special treatment of any kind from individuals or organizations that do or attempt to do business with the Company, regardless of value;

(xi)	upholding the proper professional standards in documentation involving accounting and financial matters, so that the Company’s financial statements, its books and records precisely, clearly and completely reflect, in proper details, all businesses and operations of the Company;

(xii)	preservation of the confidentiality of the Company’s information and prohibition on disclosing or providing passwords to other people;

(xiii)	guidelines about social networks and instant messaging applications, in order to preserve the Company’s image;

(xiv)	use of the Company’s entire assets solely for legitimate corporate purposes; and

(xv)	Guidelines about communication with the market and with the press.

The Company’s Board of Executive Officers, within the Ethics Committee, is responsible for managing the Code of Conduct, receiving advice from Company’s Compliance Department, which is in charge of (i) evaluating how the entire procedures contained in the Code of Conduct are applied, so as to ensure their efficacy and effectiveness, (ii) ensuring that all the Employees and third parties that do business with the Company are aware of the Code Conduct, and (iii) assessing and supervising the cases of infringements of the Code of Conduct, defining the necessary measures.

All the subjects addressed by the Code of Conduct, including anti-corruption practices, are disseminated to the entire Company through internal communications and videos. Moreover, all leadership employees (specialists, managers and officers) and members of the Board of Directors participate in online and/or face-to-face trainings on the and anti-corruption practices annually.

The full Code of Conduct may be found in Company’s webpage at www.ambev.com.br, in “About Ambev”, “Ethics”, “Code of Conduct”. In addition, The Code of Conduct may also be found in the Company’s investor relations webpage at ri.ambev.com.br, in “Corporate Governance”, “Policies, Codes and Regulations”, “Code of Conduct”.

(i)	the main mechanisms and procedures for integrity adopted and their adequacy to the profile and risks identified by the issuer, informing how often the risks are reassessed and the policies, procedures and practices are adopted.

82

The main mechanisms and procedures for integrity adopted by the Company are:

(a)	disclosure of the rules, policies and procedures comprising our Compliance Program through periodic training of managers and employees of the Company, as well as campaigns of communication developed and coordinated by Compliance;

(b)	providing a specific channel for employees on the Company's intranet to send inquiries and questions about the Code of Conduct and other aspects of the Compliance Program (Compliance Channel of Compliance), being such questions answered by a specialized team;

(c)	provision of an Ombudsman channel for employees, suppliers, clients and consumers to report violations to the Code of Conduct and other policies of the Company (for more details, see item 5.4(b) below);

(d)	previous analysis by Compliance of suppliers and service providers that will or may contact the Public Administration on behalf of the Company, such as lawyers, consultants and documentary agents;

(e)	analysis and previous validation by Legal and Compliance Departments of any contracts with governmental entities or public agencies;

(f)	prohibition of any donation of goods to public official or public agency employees without prior authorization by the Compliance Department;

(g)	inclusion of an anti-corruption clause in all agreements and execution, by all suppliers and service providers, of an agreement of general terms, by means of which they agree not to perform any act that may violate the Brazilian and international anti-corruption legislation (in particular the FCPA); and

(h)	due diligence and prior compliance in corporate transactions aimed at the detention of risks of fraud and corruption involving the target company and its partners (for more details, see item (c) below).

(ii) the organizational structures involved to monitor the operation and efficiency of the mechanisms and internal procedures for integrity, stating their duties, in case their creation was formally approved, the departments of the issuer to which they report, and the mechanisms to ensure the independence of its managers, if any.

Under the Code of Conduct approved by the Board of Directors of the Company, the management of the Compliance Program of the Company is incumbent to the Ethics Committee, which is a not statutory deliberative body formed by (i) the Chief Executive Officer, (ii) Chief Financial and Investor Relations Officer, (iii) People and Management Vice President Officer, (iv) Compliance and Legal Vice President Officer, (v) Corporate Affairs Vice President Officer, and (vi) Compliance Manager, as the secretary of the Committee.

The Ethics Committee shall meet at least four times during the year to resolve on matters related to the Code of Conduct and Compliance, being able to meet at any time for resolution of emergency matters. The Ethics Committee shall also resolve on and to take to the knowledge of the Board of Directors the most important matters discussed related thereto.

83

The Company also has an exclusively dedicated Compliance Department, in charge of the implementation and management of the Compliance Program. The Compliance Department of the Company reports directly to the Compliance and Legal Vice President Officer.

Finally, the Compliance and Legal Vice President Officer of the Company periodically reports to the Board of Directors and the Fiscal Council the status and operation of the Compliance Program, as well as any material matters related to integrity, subject to the authorities of each body.

(iii) in case the issuer has a formally approved code of ethics or conduct:

The Code of Conduct of the Company was approved in its last version on December 21, 2020 by the Board of Directors.

The Code of Conduct of the Company applies to all directors, officers and employees of the Company and its subsidiary in Brazil and abroad, as well as to our suppliers, service providers and other partners, who must perform in a manner consistent with the Company’s Code of Conduct.

The full Code of Conduct may be found in Company’s webpage at www.ambev.com.br, in “About Ambev”, “Ethics”, “Ambev’s Code of Business Conduct”. In addition, The Code of Conduct may also be found in webpage of relations with investors of the Company at ri.ambev.com.br, in “Corporate Governance”, “Policies, Codes and Internal Regulations”, “Code of Conduct”.

All the leadership employees attend annual online training on the Code of Conduct and the Compliance Program of the Company. The mandatory annual training also includes a statement by such employees acknowledging to be aware of and fully accept and comply with the Code of Business Conduct. Every year some areas are selected, based on the scope of the job and risks related thereto, for live and target training, given by the Compliance Department, addressing other rules of the Compliance Program and Anti-corruption of the Company.

Finally, under the Code of Business Conduct, any employee who violates such code or any another policy of the Company shall be subject to disciplinary measures, which may include warning, suspension and even termination.

In addition, failure to comply with the Company’s Code of Conduct, policies and procedures, as well as with federal, state, local laws and any applicable foreign laws, may result in termination of the employment contract or removal from office on the Board of Executive Officers or Board of Directors, after fulfillment of the necessary corporate acts, without prejudice to the possibility of communication to public authorities.

b) In case the issue has a report channel:

The Company makes the Ombudsman channel available 24 hours per day, seven days per week, by means of which it is possible to report acts of corruption, fraud, bribe or illicit aiding, violation of internal controls and systems, events of theft or robbery, or any other violation to the Code of Business Conduct, anti-corruption laws and other applicable legislation. The channel is also open for receiving reports made by third parties. Clients, suppliers or consumers may make reports to: (i) website www.ouvidoriaambev.com.br; or (ii) phone 0800 725 0011.

All reports, which can be made on an anonymous basis (the complainant shall only be identified if they want to do so), are received by a system operated by a third-party company, which shall forward them in full to the Compliance Department, thus ensuring the required confidentiality and the anonymity.

84

In addition to the anonymity ensured by the Ombudsman as provided for in its Code of Business Conduct, the Company forbids and does not tolerate any retaliation or threat against any person who reports a possible violation to the law, regulation or policy of the Company. In the same manner, any employee who discourages or hinders another person from reporting or asking for aid or assistance needed to report the problem will be subject to disciplinary measures. Retaliation is an act of violation and also must be reported to the Ombudsman Channel of the Company.

Compliance Department is responsible for managing the Ombudsman Channel, as well as for conducting and following-up the progress of each case. Given the capillarity of the business units of the Company, some reports are verified, under the supervision of the Compliance Department, (i) by the regional People and Management teams, when they related the work environment; and (ii) by a third-party Risk Manager, when they are related to fraud in sales and theft/robberies.

After the verification, the justified reports are submitted for resolution by the Ethics Committee (serious cases) or, by delegation, the Compliance Department itself, and specialists of the Legal and Human Resource and Management Department. The proper department shall resolve on the application of appropriate sanctions and correction of the flow of activities, if required.

c) In case the issuer adopts procedures in merger, acquisition and corporate reorganizations transactions aiming at the identification of weakness and risk of unlawful acts within legal entities involved.

In addition to the traditional audit made before any merger, acquisition or corporate reorganization transactions, the Company carries a prior and throughout analysis aiming at identifying events and risks of ethical violation or corruption within the target company and its partners, as well as identifying whether the target company has a program for integrity or adopts any another form of internal control. For such purpose, the Company has a specific protocol with the purpose of identifying (I) possible events of corruption or anti-ethical behavior conducted by the target company and its partners, (ii) other risks related thereto, (iii) the existence and effectiveness of internal controls and measures for integrity adopted by the company, and (iv) the plan of action to be followed for integration of such companies to the rules of compliance of the Company after the acquisition.

Such due diligence is carried out by Compliance Department of the Company together with the Legal and M&A teams of the Company, always assisted by a specialized law firm.

d) In case the issuer has no rules, policies, procedures or practices aimed at the prevention, identification and remediation of frauds and wrongdoings against the public administration, identify the reasons why the issuer has failed to adopt controls for such purpose.

Not applicable, since the Company adopts measures for such purpose, as provided for in the item above mentioned.

85

5.5 - Significant changes

Not applicable, since no material changes occurred in the main risks to which the Company is exposed, or in the Policy on Risk Management adopted by it. Any expectations concerning the reduction or increase in the Company’s exposure to the main risks to which it is exposed are already indicated in the risks described in this Reference Form.

86

5.6 - Other material information

Not applicable, since all material information was provided in the other sections.

87

6. Issuer history

6.1 / 6.2 / 6.4 – Incorporation of the issuer, term of duration and date of registration with the CVM

Date Issuer was Incorporated	7/8/2005
Issuer Form of Incorporation	Publicly-held corporation
Country of Incorporation	Brazil
Duration Period	Indefinite
Date of Registration with the CVM	10/30/2013

88

6.3 - Brief history

Ambev S.A. (“Company” or “Ambev”) was incorporated on July 8, 2005. However, its history began decades ago, as Ambev is the successor of Brahma and Antarctica, two of the oldest breweries in Brazil. Antarctica was founded in 1885 and Brahma in 1888, as Villiger & Cia. The Brahma brand was registered on September 6, 1888 and, in 1904, Villiger & Cia. changed its name to Companhia Cervejaria Brahma.

On October 26, 2005, the Company was acquired by Interbrew International B.V., turned into a joint-stock corporation, had its name changed to InBev Participações Societárias Ltda. and its corporate purpose became holding direct and indirect stakes in any company. On April 22, 2009, the Company was turned into a public-held corporation, under the InBev Participações Societárias S.A. denomination, and its corporate purpose was maintained as holding direct and indirect stakes in any company.

Ever since its establishment until the corporate reorganization referred below, the Company had only held stakes in Companhia de Bebidas das Américas - Ambev in its investment portfolio, not being the holder of equity interest in any other company.

On December 7, 2012, Companhia de Bebidas das Américas - Ambev announced its intention to propose to its shareholders a corporate restructuring aimed at migrating its ownership structure then in force, with two classes of shares (ordinary and preferred), to one with a single type of common shares, aiming to simplify the corporate structure and improve the governance of Companhia de Bebidas das Américas - Ambev in order to increase share liquidity and the flexibility of the management of its capital structure.

On March 1, 2013, the Company had its name changed to Ambev S.A. and its corporate purpose was changed, which became, among others: (i) the production and trading of beer, soft drinks and other drinks, as well as food in general; (ii) the production and trading of beverage raw materials; (iii) the production, certification and trading of seeds and grains; (iv) agricultural cultivation and promotion activities; (v) the import and export of products; and (vi) the operation of bars, restaurants and snack bars.

The proposal submitted to shareholders of Companhia de Bebidas das Américas - Ambev, by means of a Material Fact published on May 10, 2013, foresaw that the restructuring would be accomplished through the merger, by the Company, of all of the shares issued by Companhia de Bebidas das Américas - Ambev which were not owned by the surviving company, under the terms of Law No. 6,404/76 (“Merger of Shares”) in which all of the shares issued and outstanding of Companhia de Bebidas das Américas - Ambev, including shares in the form of American Depositary Receipts (“ADRs”), except shares and ADRs of Companhia de Bebidas das Américas - Ambev held by the Company, should be exchanged for common shares and ADRs issued by the Company. By virtue of the Merger of Shares, each share issued by Companhia de Bebidas das Américas - Ambev, whether common or preferred, or ADR representative of a share, common or preferred, of Companhia de Bebidas das Américas - Ambev, would make its holder entitled to receive five common shares issued by the Company or five ADRs of the Company, as appropriate.

On May 10, 2013, the Board of Directors and the Fiscal Council of Companhia de Bebidas das Américas - Ambev held meetings, and there was a meeting of the Company’s Board of Directors, in which these bodies approved the Merger of Shares proposal, pursuant to the terms of the Merger of Shares Protocol and Justification issued by Companhia de Bebidas das Américas - Ambev by Ambev S.A.

As a preliminary step to the Merger of Shares, on June 17, 2013, the contribution to the capital stock of the Company of all of the shares issued by Companhia de Bebidas das Américas - Ambev owned by Anheuser-Busch InBev S.A./NV (“ABI”), held through Interbrew International B.V. and AmBrew S.à.r.l (formerly AmBrew S.A.) was made. As a result, the Company became the holder of 1,301,670,110 common shares and 637,049,453 preferred shares issued by Companhia de Bebidas das Américas - Ambev, thus becoming its controlling shareholder. The contribution had no effect for the purposes of the proposed replacement ratio in the Merger of Shares or for the dilution of Companhia de Bebidas das Américas - Ambev shareholders.

89

On July 30, 2013, the extraordinary general meetings of Companhia de Bebidas das Américas - Ambev and of the Company were held, which approved, among other issues, the Protocol and Justification of the Merger of Shares issued by Companhia de Bebidas das Américas - Ambev by Ambev S.A., the valuation report of the shares and the Merger of Shares, as well as the increase in the Company’s capital subscribed by the management of Companhia de Bebidas das Américas - Ambev and fully paid through the transfer of all shares of Companhia de Bebidas das Américas - Ambev, excluding those held by the Company.

As a result of the Merger of Shares, Companhia de Bebidas das Américas - Ambev became a wholly-owned subsidiary of the Company and the former shareholders of Companhia de Bebidas das Américas - Ambev became holders of the same proportion of shares in the Company that they had previously held in Companhia de Bebidas das Américas - Ambev.

On October 30, 2013, CVM granted the Company’s registration as a category “A” securities issuer, pursuant to CVM Resolution 80, of March 29, 2022. The Company’s shares and ADRs were admitted for trading, respectively, on the Bolsa de Valores, Mercadorias e Futuros – BM&FBOVESPA S.A. (currently known as B3 S.A. – Brasil, Bolsa, Balcão) Exchange and on the New York Stock Exchange, on November 11, 2013.

Through the Material Fact published on December 3, 2013, the proposed mergers into the Company, of Companhia de Bebidas das Américas - Ambev, and of Ambev Brasil Bebidas S.A. was disclosed. The mergers aimed at simplifying the group’s corporate structure and at reducing operating costs, so that the Company would continue to engage in the production and trade of beer, concentrates, soft drinks and other beverages, directly, and no longer only through its wholly-owned subsidiaries, as applicable.

On January 2, 2014, the extraordinary general meetings of the Company, of Companhia de Bebidas das Américas - Ambev and of Ambev Brasil Bebidas S.A. were held, through which the above-mentioned mergers were approved. As a result of the mergers, the Company received, for their respective book values, all of the assets, rights, and obligations of Companhia de Bebidas das Américas - Ambev, and of Ambev Brasil Bebidas S.A., which were extinguished, had their shares canceled, and were then succeeded by the Company, under the law.

The merger of Companhia de Bebidas das Américas - Ambev was completed without an increase or decrease in the Company’s equity or capital, since Companhia de Bebidas das Américas - Ambev was a wholly-owned subsidiary of the Company. The merger of Ambev Brasil Bebidas S.A., in turn, resulted in an increase in the Company’s capital in an amount equivalent to the portion of the equity of Ambev Brasil Bebidas S.A. corresponding to the investment of the minority shareholders of Ambev Brazil, i.e., R$156,566.05, with the Company’s capital going on to be R$57,000,946,244.65, considering the capital increases approved and homologated by the Board of Directors at meetings held on October 17, 2013 and December 19, 2013, pursuant to Article 8 of the Company’s Bylaws and Article 168 of act 6404/76, due to the exercise of share purchase options by the beneficiaries of the Company’s Stock Option Plan.

During 2015, the Company, through its subsidiaries, acquired companies such as Wals, Colorado and Mill Street Brewery. Together with Whirpool S.A., it started the creation of a joint venture, called B.Blend, being the first all-in-one capsule beverage platform in the world.

In 2016, Ambev S.A., through its subsidiaries, acquired the company Sucos do Bem, which has a portfolio of juices, teas and cereal bars, as well as companies from the Mark Anthony group in Canada, which have a range of beer and cider products.

In September 2017, the Company entered into an agreement with ABI, pursuant to which its subsidiary Cervecería y Maltería Quilmes S.A. (“Quilmes”) agreed to transfer to Compañia Cervecerías Unidas S.A. (“CCU”), certain Argentinean brands (Norte, Iguana and Baltica) and related business assets, as well as payment of US$50 million. In exchange, ABI has agreed to transfer to Quilmes the brewery of Cerveceria Argentina Sociedad Anonima Isenbeck, an Argentinean subsidiary of ABI. In addition, at closing ABI licensed to Quilmes in perpetuity the right to produce and commercialize the Budweiser brand, among other ABI brands, in Argentina upon ABI's recovery of the distribution rights to such brands from CCU.

90

In December 2017, E. León Jimenes, S.A. (“ELJ”), the other shareholder, together with the Company, in Tenedora CND, S.A. (“Tenedora”), a holding company incorporated in the Dominican Republic, owner of almost the totality of Cervecería Nacional Dominicana, S.A., partially exercised its put option in connection with shares representing 30% of Tenedora’s capital stock, in accordance with Tenedora’s shareholders’ agreement. As a result of the partial exercise of such put option, the Company became the owner of approximately 85% of Tenedora and ELJ remained with 15%. On July 2, 2020, the Company and ELJ, as shareholders of Tenedora, signed the second amendment to Tenedora’s Shareholders Agreement, extending their partnership in the country and postponing the terms of the put and call options defined in the original agreement. ELJ is currently the owner of 15% of Tenedora’s shares and its put option is divided in two tranches: (i) Tranche A, corresponding to 12.11% of the shares, exercisable in 2022, 2023 and 2024; and (ii) Tranche B, corresponding to 2.89% of the shares, exercisable starting in 2026. The Company, on the other hand, has a call option over the Tranche A shares exercisable starting in 2021 and of the Tranche B shares to be exercised starting in 2029. As of December 31, 2021, these options had not been exercised.

In December 2018, the Company’s Canadian subsidiary Labatt Brewing Company Ltd. (“Labatt”) entered into a joint venture named Fluent Beverages (“Fluent”), with High Park Farms Ltd (“High Park”), a subsidiary of Tilray, a global player in cannabis production and distribution. In 2021, Labatt and Tilray completed a transaction whereby Labatt became 100% owner of Fluent. Tilray, through its affiliate High Park, continues to be a co-manufacturer partner of Fluent. Fluent’s main purpose is to research and commercialize non-alcoholic beverages containing cannabis extracts within Canada only. In December 2019, Fluent launched its first non-alcoholic CBD-infused beverage within Canada only.

In January 2019, the new terms of the long-term agreement with PepsiCo, under which Ambev has the exclusive right to bottle, sell and distribute certain brands on PepsiCo’s portfolio of soft drinks in Brazil, including Pepsi-Cola, Gatorade, H2OH! and Lipton Ice Tea, became effective after being approved by CADE in December 2018. Such new terms were agreed by the parties and reflect certain changes in the commercial arrangement between them. The agreement with PepsiCo will be in force until December 2027. The long-term agreement with PepsiCo, under which the Cervecería Boliviana Nacional, subsidiary of the Company in Bolivia, has the exclusive right to produce, sell and distribute certain brands on PepsiCo’s portfolio in Bolivia, was amended in June 1st, 2020, extending the agreement for more 10 years and reflecting certain changes in the commercial agreement between the parties.

In March 2019, the Company’s Brazilian subsidiary Arosuco Aromas e Sucos Ltda. acquired 100% of HBSIS Soluções em Tecnologia da Informação Ltda., currently known as Ambev Tech Ltda., or “Ambev Tech”, a company that develops computer programs, systems and software, with an investment of R$50 million. The Company’s integration with Ambev Tech is assisting in the expansion and improvement of technology to all areas of its business with agility and scale.

On November 7, 2019, the Company entered into a long-term distribution agreement with Red Bull do Brasil Ltda. (“Red Bull”), whereby the Company have been granted the exclusive right to sell and distribute certain brands of Red Bull’s portfolio in specific points of sale of small retail in Brazil.

On January 22, 2020, the Company’s subsidiary Labatt has acquired Goodridge & Williams, distillery known for producing spirits and canned cocktails. The acquisition includes the craft distiller’s ready-to-drink spirit brands along with an innovative range of sugar-free, low calorie NÜTRL products as the Company looks to further expand its ready-to-drink spirit offerings for consumption in the Canadian market.

91

On February 18, 2020, Quilmes has acquired Dante Robino, an Argentine winery located in Mendoza, with almost 100 years of history. The acquisition puts itself as an opportunity to complement the beer portfolio and learn about a new segment that has grown consistently in Argentina over the years and has a significant market share in the country.

On August 16, 2020, Cervecería Chile S.A., a Chilean subsidiary of the Company, entered into a long-term distribution agreement with Embotelladora Andina S.A., Coca-Cola Embonor S.A. and Embotelladora Iquique S.A. (the “Distributors”), by which the Distributors were granted the right to sell and distribute certain products within the Company’s portfolio, with exclusivity in specific zones and sales channels in Chile.

92

6.5 - Information of filing for bankruptcy on the basis of material amount or judicial or extrajudicial reorganization.

There is no filing for bankruptcy, request for judicial or extrajudicial reorganization in relation to the Company.

93

6.6 - Other material information

There is no other material information that has not been disclosed in this section.

94

7.1 - Description of the activities of the issuer and its subsidiaries

Overview

Ambev is the largest brewer in Latin America in terms of sales volume and one of the world’s largest brewers, according to Company estimates. The Company and its subsidiaries undertake, mainly, beer, soft drink and other alcoholic beverage and non-alcoholic and non-carbonated products production, marketing, and distribution activities.

Ambev is the successor of Brahma and Antarctica, two of the oldest brewers in Brazil. Antarctica was founded in 1885. Brahma was founded in 1888 as Villiger & Cia. The Brahma brand was registered on September 6, 1888, and, in 1904, Villiger & Cia. changed its name to Companhia Cervejaria Brahma. However, the legal entity that has become Ambev S.A., the current NYSE and B3 listed company, was incorporated on July 8, 2005 as a non-reporting Brazilian corporation under the Brazilian Corporation Law and is the successor of Companhia de Bebidas das Américas – Ambev (“Old Ambev”). Until the stock swap merger of Old Ambev by Ambev S.A., approved in July 2013, Ambev S.A. did not conduct any operating activities and had served as a vehicle for ABI to hold a 0.5% interest in Old Ambev’s capital stock.

In the mid-1990s, Brahma started its international expansion into Latin America, and since then we have been buying assets in different parts of the continent including the South America, Central America and the Caribbean.

In the late 1990s, Brahma obtained the exclusive rights to produce, sell and distribute Pepsi products throughout Brazil, and since then we have been distributing these products throughout that country. In addition, certain of our subsidiaries have franchise agreements for Pepsi products in Argentina, Bolivia, Uruguay and the Dominican Republic.

In the early 2000s, we acquired a 40.5% interest in Quinsa and the joint control of that entity, which we shared temporarily with Beverages Associates Corp., (“BAC”), the former sole controlling shareholder of Quinsa. This transaction provided us with a leading presence in the beer markets of Argentina, Bolivia, Paraguay and Uruguay, and also set forth the terms for the future acquisition of Quinsa’s full control from BAC. In April 2006, we increased our equity interest in Quinsa to 91% of its total share capital, after which we started to fully consolidate Quinsa upon the closing of that transaction in August 2006.

In August 2004, we and a Belgian brewer called Interbrew S.A./N.V. (as ABI was then called) completed a business combination that involved the merger of an indirect holding company of Labatt one of the leading brewers in Canada, into us. At the same time, our controlling shareholders completed the contribution of all shares of an indirect holding company which owned a controlling stake in us to Interbrew S.A./N.V. in exchange for newly issued shares of Interbrew S.A./N.V. After this transaction, Interbrew S.A./N.V. changed its company name to InBev S.A./N.V. (and, since 2008, to Anheuser-Busch InBev SA/NV) and became our majority shareholder through subsidiaries and holding companies.

The Company and its subsidiaries have a large geographic diversification, with operations, on the date of this Reference Form, in 18 countries in the Americas, and, according to Company estimates, it is a market leader in Brazil, Argentina, Canada, Paraguay, Uruguay, Bolivia, the Dominican Republic, Barbados and Panama.

The Company conducts its operations through four zones identified as reportable segments, as described below:

•       Brazil, two business subunits: (i) beer (“Beer Brazil”) and (ii) non-alcoholic beverages (“NAB”);

•       Central America and the Caribbean (or “CAC”), which includes our direct operations in the Dominican Republic, Saint Vincent, Antigua, Dominica, Cuba, Guatemala (which also supplies El Salvador, Honduras and Nicaragua), Barbados and Panama;

95

•       Latin America South or (“LAS”), which includes our operations in Argentina, Bolivia, Paraguay, Uruguay and Chile; and

•       Canada, represented by the operations of Labatt, which includes the production and trade of beer in Canada, a portfolio of brands of mixed drinks and ciders, and a few exports to the North American market.

The following map illustrates the main locations where the Company’s business units operate:

Main Financial and Operational Indicators

(in millions of reais, except percentages)	Fiscal year ended on December 31,
	2021	2020	2019
Financial Information
Net Revenue	72,854.3	58,379.0	52,005.1
Net income for the year	13,122.6	11,731.9	12,188.3
Adjusted EBITDA	22,869.73	21,591.47	21,147.09
Adjusted Operating Income	17,473.04	16,424.18	16,472.12
Shareholders’ equity	84,017.6	75,151.1	62,556.0
Loans and Financing – Current	847.1	2,738.8	653.1
Loans and Financing – Non-current	2,253.4	2,053.5	2,409.7

96

Business Strategy

We aim to create value for our stockholders. The main components of our business strategy are:

•        our people and culture;

•        our strategic pillars;

•        quality of our products;

•        sustainability;

•        permanent cost efficiency; and

•        financial discipline.

Our People and Culture

Ambev believes highly qualified, motivated and committed employees are critical to our long-term success. Ambev carefully manages the hiring and training process with a view to recruiting and retaining outstanding professionals. In addition, we believe that through our compensation program, which is based both on variable pay and stock ownership, we have created financial incentives for high performance and results. Another core element of our culture is our distinguished managerial capability, which is characterized by (1) a hardworking ethos, (2) results-focused evaluations, (3) the encouragement of our executives to act as owners and not only as managers, (4) leadership by personal example, and (5) appreciation of field experience.

Strategic Pillars

We focus our efforts behind the following strategic pillars to lead and grow the category, digitize and monetize our ecosystem, as well as optimize our business:

• Brands for each and everyone: building brands that are loved by our clients and consumers. We want our brands to be intimate and connected with our consumers, participating in the best moments of their lives.

• Thirst to lead the future: expanding our brands and assortment, going beyond the beer category and including expansion into categories, such as RTDs, canned cocktails andseltzers.

• A toast to our clients’ success: fostering our customer’s success. Improving service level and leveraging technology use to solve customer pain points that allow them to grow together with us.

• Experiences that come to you: keeping the consumer at the center of our decision-making process. Through innovation and technology, we want to connect with them and bring the best experiences and convenience to our consumers.

• Together for a better world: generating a positive impact in the world and growing together with our ecosystem, which goes from our farmers to our consumers.

Quality of our Products

We brew a wide variety of beers, including ales, lagers, clear, dark and full-bodied beers, amongst others, offering consumers a unique portfolio of high-quality beers designed to satisfy different needs and tastes across different occasions. We also produce several non-alcoholic products, such as soft drinks, energy drinks and juices. The quality of our products is at the forefront of our priorities. We have strict processes, with more than 1,300 controls and more than 370 tests across our production lines, as we aim to provide to our consumers products matching the highest possible standards. Our R&D team is also constantly working to enhance our production process and the quality of our products.

Sustainability

Since the creation of Ambev, sustainability has been part of our business strategy. In the last few decades, we have set ambitious sustainability goal cycles, which have been 100% achieved. Our current goals, which were announced in 2018, with a deadline for 2025, involve more than our direct operation and seek to reach our ecosystem, in addition to having been defined based on our materiality and the 17 Sustainable Development Goals (SDGs) of the UN.

97

Throughout 2021, we maintained our important commitment to our sustainability goals, focused on water stewardship, climate action and energy, circular economy of our packaging, sustainable agriculture and entrepreneurship, while also maintaining our dedication to promote responsible consumption of our products.

Water

•	In Brazil, Projeto Bacias e Florestas works in the restoration and preservation of soils and forests in priority areas to recharge springs and preserve water quality in hydrographic basins. Together with communities, NGOs, governments and research entities, a broad diagnosis of each basin is carried out and a joint plan for the preservation and restoration of the hydrographic basin is developed with a medium-term vision aligned with long-term challenges. In addition to preservation and restoration practices, the program works on rural sanitation and supports technical training for sustainable production, environmental education for communities and nature-based solutions. The project has a partnership with WWF and The Nature Conservancy Brazil (TNC). This project results not only in the preservation of hydrographic basins, but also in their recovery, positively impacting society through the involvement of farmers and local communities with conservation practices. In 11 years, the program supported the preservation of more than 10,000 hectares and the restoration of more than 740 hectares of forests and riparian forests. In the last two years, the program installed 26 biodigesters and 12 Tevaps, benefiting 42 families in five municipalities in the Jequitibá basin (MG).
•	In terms of water consumption, we have reduced our use by 54% in the last 20 years in Brazil and countries of LAS, going from 5.36 liters of water to 2.4 liters – index that is a world reference in the beverage industry. Thus, we anticipate our water efficiency goal set for 2025.

Circular Packaging

Our circular packaging goal for 2025 is to reach 100% of our products in returnable packaging or made mostly from recycled materials.

•	Our glass factory in Rio de Janeiro currently is one of the largest recyclers of broken glass in Latin America. Almost 50% of the raw material used comes from shards collected in partnerships with take-back companies and cooperatives, in addition to Ambev’s own breweries, helping in the process of recycling glass and its reuse in the production of new bottles. This project also allows Ambev to reduce its energy use by 35%.
•	Recognizing that one of our biggest environmental challenges is plastic waste, in January 2020, we made a commitment to end plastic pollution from our packaging by 2025. By the end of 2021, we had already eliminated 35% of the plastic pollution used in our packaging.
•	Specifically, for Guaraná Antarctica, in June 2011, we announced our first PET bottle made with 100% recycled content and we just reached a milestone: since March 2022, all Guaraná Antarctica PET bottles have 100% recycled content. With this achievement, our bottles are produced with 70% less energy and 20% less water compared to that applied with the use of pure resin.
•	The Company also operates the first can plant of a beverage industry in Brazil. The Can Factory, as it is called, is located in Sete Lagoas (MG) and has a production capacity of 1.5 billion aluminum cans per year.

Climate Action and Energy

•	The Company has been working for decades in search of greater efficiency in processes, which has brought years of experience in management and the search for internal innovations and business partners. Since 2003, for example, we have already achieved a 63% reduction in total Greenhouse Gas (GHG) emissions from our direct operations (scopes 1 and 2). In 2021, while our production as Ambev S.A. increased by 12.9% compared to 2020 (+29.6% compared to 2017), we were able to achieve a 12.0% reduction in Scopes 1 and 2 absolute greenhouse gas (GHG) emissions in the same period (-23.6% compared to 2017).

98

•	In Panama, Dominican Republic and Guatemala, we achieved 100% renewable energy for our breweries.
•	We ended 2021 with 100% of the 32 units in Brazil already operating with renewable energy. In the Northeast, we have solar plants and wind farms, and, in Argentina, we opened the Budweiser Wind Farm, which will generate all the energy necessary for our production in the country through renewable sources. We aim to have 100% of our electricity from renewable sources by 2025.
•	We announced our Ambition to Achieve Net Zero, i.e., net zero emissions in our operations by 2030 and across the entire value chain by 2040. We understand that assessing potential climate-related risks and opportunities, for our business and value chain, should guide our long-term climate strategy.
•	In addition, we also had the announcement of the first large carbon neutral brewery in Brazil, the Brewery in Ponta Grossa (PR), and the malting plant in Passo Fundo (RS). These two factories achieved a 90% reduction in CO2 emissions and the remaining 10% of emissions were neutralized through the acquisition of carbon credits. This represents a reduction of approximately 9,700 tons of CO2 per year, the equivalent of taking 1,300 cars off the streets. We also announced our first carbon neutral Direct Distribution Center (DDC) in 2021, the Joinville DDC (SC).
•	To involve our chain in favor of decarbonization, we held webinars and workshops with the participation of more than 150 suppliers, around 50% of our total spend, and 65% of scope 3 total emissions. All of them signed the Commitment to Climate Action and were invited to participate in training and meetings that will help on the way to zero carbon emissions.

Sustainable Agriculture

One of Ambev’s sustainability goals is to have 100% of farmers trained, connected and financially empowered by 2025:

•	In addition to local initiatives, Ambev is committed to helping boost sustainable transformation in agriculture, improving the livelihoods of local smallholder farmers and strengthening natural ecosystems. As such, we contribute to the development of our chain and guarantee that the supplies are of quality.
•	In Argentina, we consolidated our sustainable agriculture project, benefiting almost 1,200 producers with good agricultural practices. These producers correspond to 315 thousand hectares of barley, representing 30% of the cropland in the country, and 20 thousand hectares of corn in the northeast regions of Argentina. We expanded our regenerative and organic agriculture project in Brazil, Uruguay and Argentina.
•	More than 2,900 producers supply Ambev’s six malting plants in Latin America, two in Rio Grande do Sul (Maltaria Navegantes, in Porto Alegre, e Maltaria Passo Fundo), two in Uruguay (Cympay, in Paysandu, and MUSA, in Nueva Palmira) and two in Argentina (Maltaria Pampa, in Puan, and Maltaria Tres Arroyos).

With the winner of the first group of our acceleration program - Manejebem - we expanded our operation. We connected more than 240 farmers, who received around 4,000 technical assistances. There were more than 50 hours of training in agricultural and financial management.

99

Entrepreneurship

Our entrepreneurship platform consists of four main pillars: (i) relationship and partnerships (ii) inclusion and expansion, (iii) innovation and (iv) development, all supported by governance and technology.

•	Relationship and partnerships: The results of Net Promoter Score (NPS) surveys carried out with our suppliers help us to implement strategies that improve the customer experience with us. As a result, we created Connect in 2018, a website that brings together the most important information and features for our suppliers, such as access to systems, management tools, news and order tracking.
•	Inclusion and expansion: Through the Compra Local (Local Shopping) initiative, we help communities around us to develop themselves and we periodically promote regional fairs in order to recruit new micro and small entrepreneurs to our network, thus expanding our operations. In addition, the racial equity goal, which provides for the hiring of 200 new suppliers led by black people in 2021, was exceeded by more than 100%. The goal now is to double the amount spent on these suppliers in 2022. We count on external partners to help us on this journey, especially Integrare and Diversidade.io.
•	Innovation: An important component that allows us to grow and bring our business partners together, innovation helps us find products and services that improve our relationship with our audiences and the planet. But we don’t do it alone, there are many startups that create enabling tools for us to follow this path. An example of this co-creation of new businesses is Aceleradora 100+, which was developed to find innovative solutions for today’s main socio-environmental challenges and also help us to achieve our goals regarding this topic for 2025. In 2021 we held the third group of the program, with 20 new startups. Altogether, six startups have already participated in the program, with which we have done more than R$ 15 million in business.
•	Development: To assist in the development of the business, we share knowledge and tools with our partners, such as SaveH and SaveE, which provide information on water and electrical efficiency so that entrepreneurs can save water and energy in the day-to-day of their companies and businesses. In addition, we are partners with Lemon, a renewable energy marketplace that is enabling points of sale to replace their energy mix with clean energy. There are already more than 2500 points connected. In 2021, we launched the AfroOn platform, a partnership between the startup Afroimpacto and Ambev’s corporate university, Ambev On, focused on training of “afrentrepreneurs”.

Responsible Consumption

We want every experience with our products to be positive. It is our responsibility to promote the proper consumption of our products. We believe that moderation is an important component for moments of celebration to be memorable, without losing balance.

Therefore, we invest in the promotion of actions and campaigns aimed at reducing the harmful use of alcoholic beverages. In this aspect, our work is guided by two major topics: empowering consumers and generating behavior change through social rules.

•	In 2020, we launched a commitment to impact 2.5 million consumers for more moderate consumption by 2022, in line with Brazil’s goal of reducing harmful consumption by 10% by 2025, provided that, in 2021, we reached 1.2 million of people impacted, with various actions with weights proportional to their impact, among them: use of online self-knowledge tools, insertion of practical tips on moderation in the secondary pack, online training course for responsible selling at points of sale via BEES platform, awareness campaigns, among other direct-to-consumer initiatives.
•	In Argentina, the Responsible Consumption Week promoted the Movimento ZERO (Zero Movement), which aims to promote awareness of the consumption of alcoholic beverages and generate a change of habit in the communities, through online campaigns and in public spaces in Buenos Aires.

100

•	In Uruguay, our responsible consumption actions were aimed at minors. Throughout the year, we work together with DESEM, a non-profit civil organization for education of minors, with the purpose of providing information to delay the age of onset of alcohol consumption. We reach more than 60 institutions and more than a thousand children between 14 and 17-yo with these workshops.

In addition to the responsible consumption actions, we lead movements that aim to reduce traffic accidents through management and road traffic safety.

The table below presents the status, as of December 31, 2021, of key performance indicators related to our 2025 sustainability goals:

		BRAZIL	LAS	CAC	CANADA	AMBEV	Goal 2025	Status 2021
WATER Steward.	Watersheds & Forests (High risk sites in implementation phase as per 7-Step charter[1])	100%	75%	100%	-	92%	100%	Better
	AMA (Number of people benefitted)	339,000	-	-	-	339,000	1,000,000	Better
CLIMATE ACTION	Renewable energy (% of total electric energy contracted)	90.0%	90.2%	16.4%	33.2%	84.2%	100.0%	Better
	GHG emission – Intensity (kg CO2e/Hl) (% reduction of CO2 emissions versus baseline (2017); Scope 1, 2 and 3)	4.6%	21.8%	55.3%	(5.9%)	12.1%	25.0%	Better
	GHG emission – Intensity (kg CO2e/Hl) (% reduction of CO2 emissions versus baseline (2017); Scope 1 and 2 – Owned Operations)	44.6%	35.8%	64.0%	26.8%	41.1%	-	Better
CIRCULAR PACKAGING	Glass (% of glass used that was recycled)	48.9%	38.1%	53.2%	34.8%	45.2%	≥ 50.1%	On Track
	Aluminum (% of aluminum used that was recycled)	75.4%	74.4%	47.1%	69.5%	74.3%	≥ 50.1%	Better
	Plastic (PET) (% of plastic used that was recycled)	22.1%	7.6%	15.0%	0.0%	17.2%	≥ 50.1%	Worse
	Plastic Commitment	31.2%	-	-	-	31.2%	100.0%	On Track
SUSTAINABLE AGRICULTURE	Skilled producers[2]	60.0%	76.0%	-	-	70.0%	100.0%	Better
	Connected producers[3]	78.0%	88.0%	-	-	84.0%	100.0%	Better
	Financially empowered producers[4]	69.0%	100.0%	-	-	88.0%	100.0%	Better

Financial Discipline

Our focus is not only on volumes and operating performance, but also on the disciplined management of our working capital and our cash flow generation. Our objective is to maximize the return to our shareholders through a combination of payments of dividends and interest on shareholders’ equity, while at the same time keeping our investment plans and holding an adequate level of liquidity to accommodate the seasonality of our business and cope with often volatile and uncertain financial market conditions.

[1] 7-Step Charter consists of: (i) engagement; (ii) problem identification/ prioritization; (iii) solutions agreed; (iv) plan implementation; (v) governance; (vi) communication; (vii) monitoring.

[2] Producer must have (i) access to varieties of crops approved by Ambev for production, (ii) technical protocol for production, (iii) at least two technical visits during the culture cycle.

[3] Producer must be registered in SmartBarley platform or another similar platform (e.g., ManejeBem).

[4] Producer has access to the tools to reduce production risks (e.g., agricultural insurance, specific financing, etc.).

101

ZX Ventures and Z-Tech

Our business strategy is also supported by ZX Ventures and Z-Tech, our innovation arms.

ZX Ventures is our growth and innovation arm whose mandate is to invest in and develop new products and businesses that address emerging consumer needs. We seed, launch and scale new products that deliver customer experiences, from services that step-change convenience to rethinking delivery, including e-Commerce, craft (such as Colorado, Wäls and Patagonia) and specialty beer, and brand experience.

Z-Tech is our innovation arm created in 2019 with the mission to catalyze the growth of small and medium businesses through technology, creating an environment where those businesses and their families can thrive for the long term. Z-Tech team makes use of an agile methodology as they define small and medium businesses’ needs, explore market and payment technology solutions.

Zé Company and BEES

In order to increase convenience to our consumers, we develop solutions to deliver on demand cold beverages at reasonable prices directly to consumers. Our solutions solve several pain points identified in the consumers’ buying journey: (i) late hours availability, (ii) fast service that is time saving for consumers, (iii) reasonable prices, and (iv) cold products ready to be consumed.

•	In Brazil, our direct-to-consumer platform, Zé Company, continued to grow exponentially throughout 2021, being now present in more than 300 cities across all 27 Brazilian states and reaching more than 50% of the country’s entire population. Zé Company delivered more than 61 million orders in 2021, having 4 million monthly active users.
•	In LAS, in Argentina, Ta Da (former Appbar) continued to grow exponentially throughout 2021, present in 13 cities and with net revenue growing almost six times versus 2020. Also in Argentina, Siempre en Casa maintained its momentum by reaching 90 thousand customers and 50 thousand active subscribers.
•	In CAC, in Dominican Republic, Colmapp continued to expand after the merger with the Tucerveza.do website and the creation of a single and integrated platform. In 2021, we reached more than 45 thousand orders and 2 thousand new customers.

BEES, our B2B digital sales platform, centralizes different solutions on a single platform 24/7 (24 hours a day, seven days a week). Through it, we create a constant and personalized point of contact with our customers, improving our level of service by (i) providing product suggestions based on customer profile and product relevance, (ii) providing improvements in order tracking and real-time support through the app, (iii) allowing our business representatives to focus on helping customers improve their sales performance (sell out), and (iv) increasing total interaction time with our customers, directly collaborating with our innovation strategy and greater portfolio complexity.

•	In Brazil, we continued to expand BEES in 2021, with more than 85% of our customer base purchasing through the platform. As part of our full digital strategy, we reached the mark of more than 80% of our customers purchasing exclusively through BEES. The platform helped us achieve an all-time high number of customers, adding more than 100 thousand new customers to our customer base in 2021.
•	In CAC, Dominican Republic continued to lead the expansion of the BEES platform in 2021, actively sharing know-how and best practices with other operations. The country has already reached the status of full digital operation, with more than 90% of B2B customers making purchases through the platform and 90% of the country’s net revenue from BEES. The BEES marketplace also continued to expand in the country, offering 12 different categories and 126 SKUs to our customers. In Panama, we also started implementing BEES, provided that, at the end of 2021, almost 70% of the country’s net revenue was from the platform.

102

COVID-19 impacts on our activities

On March 11, 2020, WHO declared a pandemic state due to the global spread of the new Coronavirus (COVID-19) and this declaration triggered severe measures by government authorities worldwide, to try to control the outbreak, resulting in restrictive measures related to the flow of people, including quarantine and lockdown, restrictions on travel and public transport, prolonged closure of commercial establishments in general and workplaces.

Although still in a very volatile environment, throughout the years 2020 and 2021, the countries in which we operate and our operations were affected in different ways. In some cases, mandatory quarantines, restrictions on travel, commercial and social activities and prohibition on the distribution, sale and consumption of alcoholic beverages.

The impact of the pandemic on our operations and the restrictions imposed by national governments, especially since March 2020, have generated significant changes in market dynamics both in the off-trade sales channel, composed mainly of supermarkets, and in the on-trade channel, which is composed of bars and restaurants. In countries that have a higher level of income, more mature beer markets and a greater weighting of the off-trade sales channel, such as Canada, it was observed a behavior of stocking products and consequent increase in volume at the initial moment of the crisis. On the other hand, in countries with lower income level and lower beer market maturity, volume trend varies according to the market segmentation between the on-trade and off-trade channels, so that greater volume reduction was observed the greater the weighting of the on-trade channel. In addition, in all countries, an increase in sales via e-commerce was observed, although this channel only represents a small portion of the Company's total volume.

During 2021, the Company was better prepared to deal with the challenges brought by the COVID-19 pandemic compared to the previous year. The consistency in the implementation of the Company's strategy and the flexibilization of restrictions in some regions drove a gradual increase in volume sold in most of our operations, especially in Brazil, generating higher sales volume and higher net revenue growth compared to 2020 and 2019 (before the beginning of the COVID-19 pandemic). Considering the scenario of uncertainty still resulting from the pandemic, and despite the recent recovery in out-of-home consumption occasions after the COVID-19 Omicron variant, we believe operational excellence and financial discipline will continue to make a difference as we work towards a consistent recovery of our top line and bottom-line performance. As was the case in 2020 and 2021, we continue to expect the former to recover faster than the latter. The outlook for 2022 reflects our current assessment of the scale and magnitude of the COVID-19 pandemic, which is subject to change as we continue to monitor ongoing developments.

For more information on the impacts of COVID-19 pandemic on the Company’s business, results of operations and financial condition, see the risk factor “The extent of the pandemic declared by the World Health Organization due to the spread of COVID-19, the perception of its effects or the way in which this pandemic will continue to impact our business, depends on future developments which are highly uncertain and unpredictable, and may result in a material adverse effect on our business, financial condition, results of operations and cash flow”, included in items 4.1 and 10.9 of this Reference Form, and the analysis of the Company's income statements for the fiscal year ended on December 31, 2021, in relation to the fiscal year ended on December 31, 2020 , and the Company's balance sheet as of December 31, 2021 in relation to December 31, 2020, included in item 10.1 (h) of this Reference Form.

103

Our Weaknesses, Obstacles and Threats

The weaknesses, obstacles and threats to us, our business and financial condition are related to the realization of one or more adverse scenarios contemplated in our risk factors, occurring together. For more information, see the items “4.1 Risk Factors” and “4.2 Market Risks” of this Reference Form.

104

7.1.a - Information specific to government-controlled private companies

(a)       public interest that justified its creation

Not applicable, considering that the Company is not a government-controlled private company.

(b)       performance of the issuer in compliance with public policies, including universalization goals, indicating:

Not applicable, considering that the Company is not a government-controlled private company.

(c)       price formation process and rules applicable to the setting of tariffs

Not applicable, considering that the Company is not a government-controlled private company.

105

7.2 - Information on operating segments

a) goods and services sold by the Company

The Company’s activities are carried out through four operating segments, as disclosed in its financial statements: Brazil, Central America and the Caribbean (CAC), Latin America South (LAS) and Canada.

In the last three fiscal years, the Company’s revenues and those of the now extinct Companhia de Bebidas das Américas - Ambev were the outcome mainly of operations involving the production and marketing of beer, soft drinks and other non-carbonated drinks, malt, and byproducts.

b) income from the segment and its share in the Company’s net income

The tables below feature a few highlights of the financial information per business segment for the years ended as of December 31, 2021, 2020 and 2019:

			Net revenue from sales
Years ended December 31,
	%		%		%	%		%	%
	2021	Contrib	Variation	2020	Contrib	Variation	2019	Contrib	Variation
	In millions of Reais, except percentages
Brazil	35,586.5	48.8%	17.8%	30,196.5	51.7%	7.3%	28,129.9	54.1%	4.9%
Beer Brazil(1)	30,537.2	41.9%	17.7%	25,953.0	44.5%	9.2%	23,765.5	45.7%	3.3%
NAB Brazil(2)	5,049.4	6.9%	19.0%	4,243.5	7.3%	-2.8%	4,364.4	8.4%	14.7%
CAC(3)	9,947.4	13.7%	31.1%	7,319.3	12.5%	8.3%	6,757.9	13.0%	16.2%
Latin America South	16,571.7	22.7%	51.2%	11,560.8	19.8%	15.3%	10,028.7	19.3%	-6.7%
Canada	10,748.7	14.8%	2.4%	9,302.4	15.9%	31.2%	7,088.6	13.6%	3.5%
Ambev Consolidated	72,854.3	100.0%	23.7%	58,379.0	100.0%	12.3%	52,005.1	100.0%	3.5%
(1)	Company’s beer and “future beverages” operation in Brazil.
(2)	Non-alcoholic beverages.
(3)	Beer and soft drinks operation in Central America and the Caribbean.

c) Profit or loss resulting from the sector and its share in the issuer’s net income

Net income
Years ended December 31
		%			%			%
	2021	Contrib	Margin	2020	Contrib	Margin	2019	Contrib	Margin
	In millions of Reais, except percentages
Brazil	8,677.1	66.1%	24.4%	8,607.2	73.4%	28.5%	7,960.9	65.3%	28.3%
Beer Brazil(1)	7,772.4	59.2%	25.5%	7,410.4	63.2%	28.6%	6,650.5	54.6%	28.0%
NAB Brazil(2)	904.7	6.9%	17.9%	1,196.8	10.2%	28.2%	1,310.4	10.8%	30.0%
CAC(3)	1,730.0	13.2%	17.4%	1,610.6	13.7%	22.0%	1,643.5	13.5%	24.3%
Latin America South	1,187.2	9.0%	7.2%	234.7	2.0%	2.0%	1,604.8	13.2%	16.0%
Canada	1,528.3	11.6%	14.2%	1,279.4	10.9%	13.8%	979.2	8.0%	13.8%
Ambev Consolidated	13,122.6	100.0%	18.0%	11,731.9	100.0%	20.1%	12,188.4	100.0%	23.4%

(1)	Company’s beer and “future beverages” operation in Brazil.
(2)	Non-alcoholic beverages.
(3)	Beer and soft drinks operation in Central America and the Caribbean.

106

7.3 - Information on products and services related to operating segments

Below is the information on the products and services related to the Company’s operating segments.

a) characteristics of the production process

Beer

The basic manufacturing process for most beers is linear, involving, however, significant knowledge in quality and cost control. The most important stages are mash and fermentation, followed by aging, filtering, and packaging. Although the malted barley (malt) is the main ingredient, other grains, such as unmalted barley, maize, rice or wheat are sometimes added to produce different beer flavors. The proportion and choice of other raw materials vary according to regional taste preferences and to the type of beer.

The first step in the mashing process is the production of the mash, blending the malt with hot water and gradually heating it to about 75°C in mixing tanks to dissolve the starch and transform it into a mixture called “mash,” comprising maltose and other sugars. The grains used are filtered and the liquid, now called “wort,” is boiled. At this point, hops are added, giving the beer its special bitter taste and flavor and helping to preserve it. The wort is boiled for one to two hours to sterilize and concentrate it and to extract the flavor from the hops. The product is then cooled using a heat exchanger. The hopped wort is saturated with air and oxygen, essential for the creation of yeast at the next stage.

Yeast is a microorganism that consumes the sugars contained in the mash, generating alcohol and CO2. This fermentation process takes 5 to 11 days to be completed, after which the wort is finally transformed into beer. Different types of beer are produced using different yeast filtering processes and wort compositions. In some varieties of yeast, the cells reach the top at the end of the fermentation process. Alcoholic beverages and wheat beers are made this way. Pilsen beers are produced using yeast cells that settle to the bottom.

During the maturation process, the liquid is cleared by the precipitation of yeast and other particles. Additional filtering clears beer further. Maturation varies according to the type of beer and may take up to three weeks to be completed. After this period, the beer is ready for bottling in kegs, cans, or bottles.

Soft drinks

Soft drinks are made by mixing water, flavored concentrate, and sugar or sweetener. Water is processed to eliminate the mineral salts and filtered to remove impurities. Purified water is combined with processed sugar or, in the case of diet soft drinks, artificial and concentrated sweeteners. Carbon dioxide gas is injected into the mixture to produce carbonation. Immediately after carbonation, the mixture is bottled. In addition to these inputs, distributing the product to consumers requires packaging such as PET or glass bottles, aluminum cans, labels, and plastic or metal caps. The technology used in the soft drink manufacturing process is common to the market, with no need to own unique equipment or technologies to carry it out.

Non-Alcoholic and Non-Carbonated Beverages

The non-alcoholic and non-carbonated beverage production process begins with the dissolution of the sugar at the amounts described in the preparation formulation, and of simple syrup in fresh, dechlorinated water in stainless steel tanks, with homogenization. The syrup is heated and transferred, via piping, to the plate filter and then cooled by a plate exchanger. Bottling begins with the dissolution, in the product preparation tank, of the citric acid and mineral salts previously dissolved in dechlorinated water. Flavoring is then added at the amount provided for in the formulation. All of these steps take place under homogenization. To ensure the product’s microbiological preservation, it is subjected to flash pasteurization and packaged aseptically to, then, be labeled and boxed. The Company currently uses specific indicators to measure productivity and efficiency, such as: extract loss; carbon dioxide balance; water consumption; infusorial earth consumption, and heat energy consumption. The technology used in the non-alcoholic and non-carbonated beverage manufacturing process is common to the market, with no need for unique equipment or technologies to carry it out.

107

Installed capacity

For illustrative purposes, we report that in 2021, the Company’s total beer and non-alcoholic beverages production capacity was 255.0 million hectoliters per year. In 2021, the Company’s beer and non-alcoholic beverages production totaled 179.7 million hectoliters.

Maintenance

The Company’s equipment maintenance process is carried out at least annually, always in a reverse cycle to production peaks.

Risks inherent to the process

The risks inherent to the production process and distribution that may lead to activity shutdowns, such as fire, explosions, labor strikes, among others, exist, but the impacts of such occurrences are minimized in the Company’s operations. For example, if there is an unexpected shutdown of a plant, we can transfer production to another plant with no loss to supply in most cases. However, in the period of the greatest use of the capacity due to business seasonality, the Company may experience some loss due to the loss of part of the sales volume, but this will have no significant impact on its results. In addition, all of the Company’s plants and distribution centers hire insurance for the event of accidents.

Productivity indicators

There are several productivity, efficiency and quality indicators in the beverage industry, such as water consumption, energy, extract use, among others. The Company establishes internal goals that approach the results of such indicators. Water consumption per hectoliter of beverage in Brazil, for example, was reduced by 37.00% over the last 10 years. Regarding the factory productivity efficiency, there was a 2.79% increase compared to the previous year in Brazil. The improvement in the performance indicators in 2021 was mainly due to the use of new technologies, together with the Company’s management system, standardizing learning and replicating good practices.

b) characteristics of the distribution process

i.       Brazil

Beer distribution is an important feature in this market, since the retail channel is fragmented into approximately one million points of sale. The Company’s distribution is structured in two separate ways, namely: (i) network of exclusive third-party distributors, involving 146 operations; and (ii) the owned direct distribution system, involving more than 96 distribution centers across most Brazilian regions and using outsourced logistics without their own fleet of trucks. The owned direct distribution centers, as well as the factories, are owned by the Company or its subsidiaries and have their own teams of salespeople to access various sales channels such as bars, supermarkets, bakeries, restaurants, convenience stores, and grocery stores. The exclusive outsourced distributor networks have no corporate relationships with the Company and have their own sales teams to access the same sales channels that are accessed by the Company’s own direct distribution. In addition, the sale can be made directly from the factory to a few larger customers.

The soft drink and non-alcoholic and non-carbonated beverage segment products are sold through the same distribution system used for beer, as described above.

108

ii.       Central America and the Caribbean

The distribution system on the Central America and the Caribbean market comprises direct distribution and third-party distributor operations. The owned direct distribution centers, as well as the plants, are owned by the Company or its subsidiaries and have their own teams of salespeople to access various sales channels such as bars, supermarkets, bakeries, restaurants, convenience stores, and grocery stores. The exclusive outsourced distributor networks have no corporate relationships with the Company, and have their own sales teams to access the same sales channels that are accessed by the Company’s own direct distribution. Direct distribution is done through outsourced logistics, with the exception of the Dominican Republic, which has its own truck fleet.

In May 2016, we entered into an agreement with ABI pursuant to which we agreed to transfer to ABI our businesses in Colombia, Peru and Ecuador. In exchange, ABI agreed to transfer SAB’s Panamanian business to us. We formally began operations in Panama on December 31, 2016. According to our estimates, we currently lead the beer market in Panama. In Panama, the distribution systems covers direct and third party distribution operations. The own direct distribution centers, as well as plants, belong to the Company or to its subsidiaries and count on an own sales team to access several sales channels. The third-party distribution networks do not have corporate relationship with the Company and have their own sales team. In addition, our sales may be performed directly by the Brewery for some larger clients. Our Panamanian business also produces and commercializes soft drinks, under franchise, being Pepsi, Canada Dry and Squirt the main brands distributed.

In the Central America operations, including Guatemala, El Salvador, Honduras and Nicaragua, beer is sold predominantly in returnable bottles at small retail stores. The Company markets the Brahva, Brahva Gold, Extra, Budweiser, Bud Light, Stella Artois, Corona, Modelo Especial, Beck, Leffe and Hoegaarden brands, which are distributed through the distribution system belonging to The Central America Bottling Corporation, (“CBC”), together with the CBC soft drink portfolio. CBC has its own fleet of trucks.

The Company and CBC, the PepsiCo bottler anchor in Central America, agreed to establish a joint venture in which the Company and CBC are each holders of half of the capital of Ambev Central America, whose goal is collaboration in manufacturing, importing, distributing, marketing, and selling of beverages, especially beer, in Guatemala and other Central American countries.

iii.       Latin America South

The Company distributes its products in all countries where it operates in Latin America South (Argentina, Bolivia, Chile, Paraguay and Uruguay) through direct distribution and also outsourced distributors. The owned direct distribution centers, as well as the plants, are owned by the Company or its subsidiaries and have their own teams of salespeople to access various sales channels such as bars, supermarkets, bakeries, restaurants, convenience stores, and grocery stores. The exclusive outsourced distributor networks have no corporate relationships with the Company, and have their own sales teams to access the points of sale, which are determined for each distributor and direct distribution, according to their geographical location. In addition, the sale can be made directly from the factory to a few larger customers.

iv.       Canada

The Company’s distribution system in Canada is structured in different ways across the country, varying according to the specific characteristics of each region. Logistics is organized based partly on outsourced and partly on owned trucks.

Distribution in Ontario

In Ontario, the province with the largest beer consumption in Canada, we have, in partnership with other breweries, a retail and distribution company established in 1927 named Brewers Retail Inc., operating as The Beer Store, or TBS. In 2015, we completed a new Master Framework Agreement, or MFA, with the government of Ontario that specifies, contractually, TBS’ functions as a beer retailer and distributor.

109

According to the MFA, TBS will continue to be the main retailer for packages larger than those with six bottles or cans of beer. The Liquor Control Board of Ontario, or LCBO, a chain of liquor stores belonging to the government of Ontario, will continue to sell beer. Most LCBO stores are restricted to selling packages containing six or fewer bottles or cans of beer. According to the MFA, up to 450 grocery stores will also hold a license to sell beer in packages of six or fewer bottles or cans of beer. The MFA entered in force on January 1, 2016 and with an initial term of 10 years, subject to renewal for successive periods of five years, except in case of termination of the agreement, after the initial term, as provided for in the MFA.

The ownership of TBS is available to all qualified breweries based in Ontario. The Board of Directors of TBS, consisting of 15 members, has the following composition: four directors appointed by Labatt; four directors appointed by Molson; four independent directors who were initially appointed by a committee represented jointly by the Province of Ontario, Labatt and Molson, and are currently appointed by a majority vote of the independent acting directors; two directors appointed by shareholder-breweries (excluding Labatt and Molson) that have sales in TBS above 50,000 hectoliters per year; and one director appointed by shareholder-breweries based in Ontario with sales in TBS of less than 50,000 hectoliters per year.

TBS operates as a self-financing corporation in a base of balanced cash flow, according to which the fees are charged based on volume for the services provided to breweries. The nature of TBS’ activities requires compliance with laws and regulations and supervision of the Province of Ontario and its agents. The laws that control and license alcoholic beverages, the Liquor Control Act, Liquor License Act, and Gaming Regulation and Public Protection Act, are applied by the Ministry of Finance or by the Attorney General, which controls the alcoholic beverage industry through the Liquor Control Board of Ontario and the Liquor and Alcohol and Gaming Commission of Ontario.

Distribution in Quebec

Quebec is the Canadian province with the second highest consumption of beer. In this province, there are no exclusive rights for beer sales and sales channels for consumption, both within and outside of the establishments are mostly composed of private stores. SAQ, a liquor store controlled by the government, sells a few select beer brands that are not available in the private retail system.

The Company (and its competitors) sells its products in Quebec through a direct sale and distribution system.

Distribution in the Western Provinces

Molson and Labatt hold stakes in Brewers Distributor Limited, which operates a beer distribution network mainly in the four western provinces of British Columbia, Alberta, Manitoba, and Saskatchewan and three territories (Yukon, the Northwest Territories and Nunavut). In Alberta, some volume is also sold through a third-party wholesaler. In these Western Provinces markets there are both private retail stores (such as Alberta and British Columbia) and government-controlled stores (such as British Columbia, Manitoba, and Saskatchewan).

Distribution in the Atlantic Provinces

We distribute and sell our products in the Atlantic Provinces (including New Brunswick, Newfoundland, Nova Scotia, and Prince Edward Island) through (1) government-controlled distribution and retail networks in the provinces of Nova Scotia, New Brunswick, and Prince Edward Island; and (2) private distributors in Newfoundland.

110

c) characteristics of the markets of operation

i       Brazil

The beer market in Brazil

In Brazil, the two main packaging presentations are (i) standardized, returnable glass bottles, widely available in 300-milliliter and 600-milliliter formats, sold in bars for on-premises consumption, as well as in supermarkets for off-premises consumption, and (ii) 350-milliliter one-way aluminum cans, which are predominantly sold in supermarkets for off-premises consumption.

According to our estimates, in 2021 we were the leader in the Brazilian market in terms of beer sale volumes, mainly through our three main families of brands: Skol, Brahma and Antarctica. Our closest competitors are Heineken, especially after the acquisition of the operations of Brasil Kirin in May 2017, and Cervejaria Petrópolis.

Future Beverages

Some of our products extend beyond the typical beer consumption occasions, such as the family of beverages Beats and Mike’s, developed for new occasions when beer is not always present, and Brahma 0.0%, a non-alcoholic beer, which, according to our estimates, is the leader in Brazilian non-alcoholic beer segment. Our Nutrl portfolio and Mike’s in Canada and Dante Robino wines in Argentina add to our broad portfolio of future beverages, a market that we have analyzed in different regions and countries.

The non-alcoholic beverages (NAB) market in Brazil

The non-alcoholic beverage market in Brazil covers various segments, including soft drinks, bottled water, sports and energy drinks, coconut water, powdered and natural juices and iced tea. The soft drink segment is the most significant for our business, representing approximately 94% of the volumes of our NAB unit.

According to Company estimates, the leading soda flavors in Brazil are: (1) cola (with 53.6% of the market in 2021), (2) Guaraná, (3) orange, and (4) lime. Most of the carbonated soft drinks in Brazil are sold in supermarkets in non-returnable 1 and 2-liter PET bottles for domestic consumption. The non-returnable 350-ml aluminum can is also an important package for our business, being sold mainly in off-trade channel (such as, for example, in supermarkets) and on-trade channel (such as, for example, in bars and restaurants).

The Company’s main competitor on this market is The Coca-Cola Company. In addition to The Coca Cola Company, we face competition from small regional bottlers that produce what are usually referred to as “B Brands.” B Brands compete mainly in price, usually being sold at a lower price than our products.

Our main carbonated soft drink brands are Guaraná Antarctica a leader in the “different from cola” flavor segment, and Pepsi Cola. Pepsi Cola is sold under our exclusive production and bottling contract with PepsiCo. Our portfolio of non-alcoholic beverage also includes brands such as Gatorade, on the sports drinks market, H2OH!, on the sugar-free soft drink market, Lipton Ice Tea, on the iced tea market, also sold under license from PepsiCo and Fusion, an original brand that is the fourth largest brand on the energy market in Brazil. Since 2016, when we acquired the Brazilian juice company “Do Bem”, the brand has been integrated into our portfolio, reinforcing our value proposition in the health and well-being categories. In 2021, we expanded the Sukita family with Sukita Tubaína to increase our offer in the value segment and we continue to invest in reducing the sugar content in our portfolio, as well as we offered different package sizes for specific consumption occasions, such as Fusion’s 500-ml PET bottle for the gaming community.

111

ii.       Central America and the Caribbean

The market in Central America

In Guatemala, the main packages are the 12-oz (+- 340-ml) cans and 16-oz (+- 453-ml) cans. Our main competitor in Guatemala is Cerveceria Centro Americana, the market leader. Cerveceria Centro Americana is a private company controlled by local investors. According to our estimates, the total annual volume of beer sales in the Guatemalan market was of 4.6 million hectoliters in 2021.

In El Salvador, Honduras and Nicarágua, we are currently selling imported brands and our primary packaging is the returnable 1-liter glass bottle. Specifically in Nicaragua, our main competitor is Compañía Cervecera de Nicaragua, the market leader, a joint venture between Cerveceria Centro Americana, of Guatemala, and Florida Ice & Farm Co., an investor group from Costa Rica.

According to our estimates, we are currently the leader in the beer market in Panama. The main packaging are the 285ml glass bottle and 355ml aluminum can, and our main beer brands in Panama are Atlas Golden Light and Balboa Ice. Our main competitor in Panama’s beer market is Baru. According to our estimates, the total annual sales volume of the beer market in Panama was of 3.2 million hectoliters in 2021. Our operation in Panama also produces and trades soft drinks, under franchise, being Pepsi, Canada Dry and Squirt the main distributed brands. In Panama, the annual sales volume of the soft drink market was 2.5 million hectoliters in 2021.

In May 2018, Company’s Board of Directors approved the distribution, sale and marketing of Budweiser brand in Panama, which helped the strategy of increasing the market segment of beers with higher prices than the core segment.

The beer market in the Caribbean

In Cuba, our primary packaging is the 12-oz (+- 340-ml) can. Our main competitor in Cuba is the State Brewery. We currently sell the Bucanero, Cristal, Mayabe, and Cacique local Cuban brands. According to our estimates, the total annual sales volume on the Cuban beer market was approximately 1.1 million hectoliters in 2021.

In the Dominican Republic, the annual sales volume on the beer market was 5.0 million hectoliters in 2021, according to our estimates. The main packages on the Dominican beer market are the returnable 650-ml and 1-liter glass bottles, predominantly sold in small retail stores. We currently lead the beer market in the Dominican Republic, after our acquisition of CND, with a portfolio of leading brands, such as Presidente, Brahma Light, Presidente Light, Presidente Golden Light, Bohemia, The One, Corona, Modelo Especial, Stella Artois, and Budweiser.

In Barbados, the annual sales volume on the beer market was 0.1 million hectoliters in 2021, according to our estimates. We are the market leader with brands such as Banks and Deputy, which are produced locally by BHL. The main packaging in Barbados are the 250-ml and 275-ml returnable glass bottles.

The soft drink market in the Caribbean

According to our estimates, the total annual sales volume on the Dominican soft drink market was approximately 7.9 million hectoliters in 2021. The main packaging on the Dominican soft drink market is the returnable half-liter glass or PET bottle, which is predominantly sold in small retail stores. The Coca-Cola Company, represented by Bepensa, leads the soft drink market in the Dominican Republic, followed by Ajegroup, which adopts a low-price strategy. The Company is currently the third competitor on this market.

Our main soft drink brands in the Dominican Republic are Red Rock, Pepsi Cola and Seven UP, all marketed under an exclusive bottling agreement with PepsiCo.

112

iii.       Latin America South

Argentina is one of our most important regions, second only to Brazil in terms of volume. We are present in more than 300 thousand points of sale throughout Argentina, both directly and through our exclusive third-party distributors.

The beer market in Argentina

According to our estimates, the total annual sales volume on the Argentine beer market was approximately 23.1 million hectoliters in 2021. With a population of approximately 45 million people, Argentina is the largest and most important market for beer in Latin America South.

Our main package in Argentina is the returnable 1-liter glass bottle, which accounted for approximately 58.5% of our sales in 2021.

According to our estimates, consumption in bars and restaurants accounted for 7.4% of beer volumes in Argentina in 2021, with sales in supermarkets representing 14.2% of the beer volume. The main consumer channels in volume in Argentina are kiosks and small stores.

Our main beer brands in Argentina are Brahma, Quilmes Clásica and Budweiser. According to Scentia, we are the leading beer producer in Argentina, and our main competitor in the country is Compañía Cervecerías Unidas S.A.

The soft drink market in Argentina

According to our estimates, the annual sales volume on the Argentine soft drink market was approximately 8.3 million hectoliters in 2021. Non-returnable bottles accounted for 81% of our soft drink sales in that country in 2021.

We are the exclusive Pepsi bottlers in Argentina, and our most important soft drink brands in that country are Pepsi and Seven Up. According to Scentia, we were the second largest competitor in the Argentine soft drink market in 2021, and, on this market, we were only behind of The Coca Cola Company.

The beer market in Bolivia

According to our estimates, the total annual sales volume on the Bolivian beer market was approximately 3.4 million hectoliters in 2021. The Bolivian market is strongly influenced by macroeconomic trends and governmental, regulatory, and tax policies.

Our main package in Bolivia is the returnable 620-ml glass bottle, which accounted for approximately 45% of our sales in 2021.

Our most important beer brands in Bolivia are Paceña, Taquiña, and Huari. According to Nilsen, the Company is the leading beer producer in Bolivia.

The soft drink market in Bolivia

Through our subsidiary Bebidas y Aguas Gaseosas Occidente S.R.L., we are the exclusive Pepsi bottler in Bolivia.

According to our estimates, the annual sales volume on the Bolivian soft drink market was approximately 9.8 million hectoliters in 2021. In addition, 65% of our soft drink sales in that country are made in non-returnable bottles.

113

The market in Chile

According to our estimates, the total annual sales volume on the Chilean beer market was approximately 12.0 million hectoliters in 2021. Beer consumption in Chile has increased every year since 2009, except in 2017. Our most important beer brands in Chile are Becker, Corona, Budweiser, Cusqueña and Stella Artois.

We are the second largest competitor in Chile beer production, according to Nielsen, and our main competitor and market leader in the country is Compañia Cervecerías Unidas S.A.

We are the exclusive distributor of the Corona brand in Chile and, in addition to import and distribute Budweiser since 2016, we have also started to import and distribute Cusqueña in the country in 2018.

The market in Paraguay

According to our estimates, the total annual sales volume on the Paraguayan beer market was 5.1 million hectoliters in 2021, excluding smuggling.

The beer market in Paraguay has traditionally distinguished itself from the Southern Cone countries in some respects, because (1) beer does not face significant competition from wine as an alternative alcoholic beverage; (2) the domestic beer market has been facing strong competition from imported beers, which account for a far higher market share in Paraguay than in neighboring countries; and (3) our products’ seasonality is lower due to warmer weather throughout the year.

Our main package in Paraguay is the 940-ml returnable glass bottle, which accounted for approximately 44% of our sales in 2021.

Our most important beer brands in Paraguay are Brahma, Pilsen and Ouro Fino, with a leader market share in the country in 2021 according to our estimates. We are also the exclusive distributor of the Budweiser brand in Paraguay.

The beer market in Uruguay

According to our estimates, the total annual sales volume on the Uruguayan beer market was approximately 1.1 million hectoliters in 2021.

Our main package in Uruguay is the returnable 1-liter glass bottle, which accounted for approximately 51.0% of our sales in 2021. Our most important beer brands in Uruguay are Pilsen and Patricia, with a leader market share in 2021, according to our estimates.

The soft drink market in Uruguay

According to our estimates, the total annual sales volume on the Uruguayan soft drink market was approximately 3.5 million hectoliters in 2021.

Non-returnable bottles accounted for 97.7% of our soft drink sales in the country in 2021. Our most important brand in Uruguay is Pepsi, and our main competitor is The Coca-Cola Company.

iv. Canada

Beer market in Canada

Our business segment in Canada is represented by Labatt’s operations, which include the sales of domestic beer brands, and of ABI, a portfolio of mixed beverage and cider brands, as well as the export of the Kokanee beer brand to the United States.

114

We estimate that Labatt is the beer market leader in Canada. The main packaging in this country is the 355-ml and 473-ml aluminum cans, sold predominantly in retail stores owned by the private and public sector as well as private establishments for on-site consumption. Our main competitor in Canada is Molson, but we also compete with smaller brewers, such as Sleeman Breweries Ltd. and Moosehead Breweries Ltd.

Our main brands in Canada are Budweiser, Bud Light and Michelob Ultra and Busch (manufactured and sold under a license from the ABI subsidiary, Anheuser-Busch, Inc., or Anheuser-Busch), and Corona Labatt Blue, Alexander Keith’s, Stella Artois, and Kokanee.

The ready to drink (RTD) industry in Canada grew double-digit in 2021, mainly driven by the rapid expansion of seltzers segment. Labatt’s RTD portfolio in Canada includes Nutrl, Bud Light Seltzer, Palm Bay brands and the brand group Mike.

Other factors that influence the behavior of the Company's operating markets

Tax benefits

The Company has state and federal tax incentives included in certain industrial development programs in the form of subsidies, financing, deferral of tax payments or partial reductions in the amount due. These programs aim to promote the increase of job generation, regional decentralization, in addition to complementing and diversifying the industrial matrix. Grace periods, fruition and reductions vary according to the program and are provided for in the tax legislation in force.

Level of competition

The Company’s operating market is not characterized by the presence of a monopoly, with several market participants. The beverage market is marked by the presence of several brands and products, with high cross-elasticity and low consumer loyalty to specific brands, which results in a high degree of rivalry between companies and competition, mainly through prices, but also some level of differentiation in terms of innovation, advertising and quality of the products and services provided.

Dependence on technology

Our business model is dependent on information technology systems to process, transmit and store large amounts of electronic data. A significant portion of the communication between our people, customers and suppliers depends on information technology. We depend on information technology to be able to operate efficiently and interface with customers, as well as to maintain internal management and controls.

Use of concessions and franchises

The Company has no concessions that are currently relevant to the development of its activities. The Company is a franchiser of the following franchises in the bar and beverage trade segment: Quiosque Chopp Brahma, Chopp Brahma Express, Pit Stop, Central de Bebidas, Choperia N° 1, Bar do Urso and Refúgio Patagônia.

d) possible seasonality

For illustrative purposes, we report that beverage sales in the Company’s markets are seasonal. Overall, sales are higher during the summer and major holidays. Therefore, in the Southern Hemisphere (Brazil and Latin America South), the overall sales volume is higher in the fourth quarter due to early summer and year-end festivities. In Canada, the sales volume is higher in the second and third quarters due to the summer season in the region. The table below demonstrates this, showing the Company’s sales volume per quarter and business unit:

115

	2021 Quarterly Volumes
	(percentage of annual volumes)
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	2021
Brazil	23.5%	22.4%	25.7%	28.5%	100.0%
Beer Brazil(1)	23.7%	22.3%	25.8%	28.2%	100.0%
NAB Brazil (2)	22.6%	22.6%	25.3%	29.5%	100.0%
CAC(3)	22.6%	25.4%	25.2%	26.8%	100.0%
Latin America South	28.0%	18.2%	23.4%	30.4%	100.0%
Canada	19.9%	28.8%	27.9%	23.4%	100.0%
Ambev Consolidated	24.1%	22.1%	25.3%	28.5%	100.0%
(1)	Company’s beer and future beverages operation in Brazil
(2)	Non-alcoholic beverages
(3)	Beer and soft drink operation in Central America and the Caribbean.

e) main inputs and raw materials

i.       description of the relationship with suppliers, including whether they are subject to government control or regulation

ii.       possible dependence on few suppliers

iii.       possible volatility in prices

The COVID-19 pandemic had significant changes in consumer behavior and channel dynamics as governments imposed restrictions that varied in terms of scope and intensity in response to the virus spread. As out-of-home consumption occasions increased in 2021, the demand for glass bottle packaging increased significantly, pressuring the supply chain and generating punctual product shortages.

Beer

The main raw materials used in the Company’s manufacturing process are: malt, non-malted cereals, hops, and water.

Malt and Barley

Malt is widely available, and the Company’s needs are met by domestic and international suppliers, as well as its own six malting facilities. In the case of the beer operations in Brazil, about 70% of our malt needs are supplied by owned malting facilities, located in southern Brazil, Argentina, and Uruguay.

To meet the rest of our demand, our main malt supplier is the Cooperativa Agroindustrial Agrária, in Brazil. Malt market prices are volatile and depend on the quality and level of production of the global barley crop, as well as on the intensity of demand.

The Company acquires barley for its malting facilities directly from farmers in South America. Barley prices depend on the barley crop quality and wheat prices on the major world markets. The Company enters into futures contracts or financial instruments to avoid the impact of short-term volatility in barley and malt prices on its production costs.

Hops

There are two types of hops used in beer production: the varieties that give beer its bitter taste, usually imported from the United States, and the hops responsible for the distinctive aroma of beer, usually imported from Europe. A few international companies concentrate hops supply, especially the Barth-Haas Group, Hopsteiner, HVG and Kalsec.

116

Unmalted Cereals

Unmalted Cereals are purchased from Ingredion, Cargill and Camil Alimentos. Corn is purchased for the internal production of grits at a few plants, and rice and corn grits are purchased from other local supplier plants and are generally widely available.

Water

Water represents a small portion of the Company’s raw material costs. The Company gets the water it needs from various sources such as lakes and reservoirs, deep wells located near its breweries, rivers adjoining its factories, and from utilities. The Company monitors the quality, taste, and composition of the water it uses, treats it to remove impurities, and observes strict quality standards and regulations. Due to technological advances, the Company has continuously reduced water consumption per hectoliter produced.

Non-alcoholic beverages

The main raw materials the Company used in the manufacturing process are: concentrate (including guaraná extract), sugar, sweetener, fruit juices, water, and carbon dioxide gas. Most of these materials are procured from local suppliers.

Guaraná Fruit

The Company has 1,070 hectares of land that supplies it with 25 tons of guaraná seeds (roasted beans) per year, or about 10% of its needs. The remainder is purchased directly from independent farmers in the Amazon region, as well as in other regions in Brazil where guaraná is available. Our property’s focus is to provide guaraná seeds to local farmers and promote sustainable guaraná in the Amazon region. Approximately 40,000 seeds are donated annually.

Concentrates

The Company has a concentrate facility in northern Brazil, which produces the concentrates required for it to meet its own Guaraná Antarctica brand production needs, among others. Concentrates for Pepsi soft drink products is purchased from PepsiCo.

Sugar

Sugar is widely available and is purchased by our regional procurement entity. The Company has derivative instruments to avoid the impact of short-term volatility in sugar prices on our production costs.

Juices

Orange, lemon, grape, apple and other juices are purchased in Brazil. Our main suppliers are Louis Dreyfus Commodities, Cutrale, Citrus Juice, Litoral Citrus and San Miguel.

Others

The Company procures all of the fruit juice, pulp, and concentrates it uses to manufacture its fruit-flavored soft drinks from local suppliers.

117

Packaging

Packaging costs include the cost of the glass and PET bottles, aluminum cans, plastic film (vacuum packaged and stretched), paper labels, plastic closures, metal caps, and cardboard, as well as other materials. The Company has derivative instruments to mitigate the impact of short-term volatility in aluminum prices and prices of other packaging materials on our production costs. With respect to other materials, the company usually sets a fixed price for the period, according to the prevailing macroeconomic conditions.

The Company has a glass bottle production plant in Rio de Janeiro, with an annual production capacity is of approximately 255 thousand tons of glass. In 2021, such facility met approximately 35% of our glass needs.

The choice of packaging materials varies by cost and availability in different regions as well as consumer preferences and the image of each brand. We also use aluminum sheet for the production of cans and caps. Also, in September 2020, we opened our can factory in the state of Minas Gerais, which has the capacity to produce 1.5 billion cans a year, and consisted of the only national capacity expansion in 2020 among all players. Our can factory met approximately 15% of our can needs in 2021.

Our aluminum cans are mainly supplied on a regional basis by global companies, while our glass packages are supplied by several suppliers, both regionally and globally. We acquired our beer and soft drink labeling mostly from our local suppliers; in Brazil, most of our requirements are met by a print shop belonging to FAHZ, which is operated by us under a lease agreement. Plastic closures are purchased mainly regionally and the PET pre-forms are purchased mainly regionally, both from local and global suppliers. The metal caps in Brazil come mainly from our vertical operation in Manaus (Arosuco). Such manufacturers also supply some of our operations in Latin America.

118

7.4 - Customers accounting for over 10% of total net revenue

(a) Total amount of revenues from the client

Not applicable, since the Company did not have any customer who accounts for more than 10% of its total net revenue in the fiscal year ended on December 31, 2021.

(b) Operating segments affected by revenues from the customer

Not applicable, since the Company did not have any customer who accounts for more than 10% of its total net revenue in the fiscal year ended on December 31, 2021.

119

7.5 - Material effects of state regulations on activities

Below is the information on the material effects of state regulation of the Company’s activities.

a)       need for government authorizations to perform the activities and history of relationship with the government administration to obtain such authorizations

Several Company operations are subject to regulation and local government supervision, including (i) labor laws; (ii) social security laws; (iii) public health, health surveillance, product regulation, consumer and environmental protection laws; (iv) securities laws, (v) competition defense laws; and (vi) foreign exchange laws. In addition, there are regulations to (a) ensure health and safety conditions in beverage production, bottling, and distribution, and (b) impose restrictions on beer consumption advertising.

Environmental laws in the countries where the Company operates are mostly related to: (i) the compliance of the Company’s operating procedures with environmental laws and regulations regarding, among other issues, the emission of gaseous and liquid effluents; and (ii) the environmentally appropriate final disposal of solid waste.

The Company has at its disposal competent and trained professionals with knowledge about the demands and requirements imposed by regulatory agencies and who have allowed it to keep valid the licenses necessary for the proper functioning of its operations and a positive history with securing and/or renewing the licenses required for its activities.

Health Regulation

In Brazil, within the health regulatory level, the activities performed by the Company’s premises, especially the manufacture, transportation and sale of beverages, are subject to the control, inspection and regulation of Brazilian government authorities.

At the federal level, the main government authorities responsible for controlling, inspecting and regulating beverage-related issues are the Ministry of Agriculture, Livestock and Supply (“MAPA”) and the National Health Surveillance Agency (“ANVISA”).

In general, Brazilian legislation on beverages is divided into two segments: (i) rules referring to wine and grape and wine by-products, as provided for in Law No. 7,678/88 and Decree No. 8,198/2014; and (ii) rules referring to other beverages, as provided for in Law No. 8,918/94 and Decree No. 6,871/09. In addition, the additives and technology aids authorized in each beverage are defined in specific ANVISA legislation, and supplementary rules published by MAPA must be observed.

Additionally, Law No. 6,839/80 provides that the performance of certain activities also requires the registration of the Company’s premises in the relevant Professional Council (e.g., Professional Council of Chemistry and Professional Council of Engineering and Agronomy), together with the presence of a professional legally qualified.

At the state, district and/or municipal level, the local health surveillance departments (“Local VISA”) are responsible for supervising health actions, working together with the federal health control, in a decentralized manner.

Therefore, companies that intend to carry out activities with products subject to health control and inspection (i.e., activities related to beverages) must also adhere to the Local VISA regulations where the premises are located.

120

The performance of such activities contrary to the applicable health regulations may subject the offender to the following penalties: (i) warning; (ii) partial or total interdiction of the premises; (iii) cancellation of regulatory licenses; (iv) seizure, disable, interdiction, suspension of sales, suspension of manufacture and/or cancellation of product’s registration; and/or (v) a fine of up to R$1,500,000.00, provided that the amount determined by the government authority will depend on the seriousness of the infraction and may be doubled in case of recidivism.

Specific Regulation on Privacy and Data Protection

The rules on privacy and data protection in the world have evolved in recent years, in order to establish more objective rules on how personal data can be used by organizations.

In August 2018, with the enactment of Law No. 13,709/18 (Brazilian General Data Protection Law - “LGPD”), practices related to the processing of personal data in Brazil started to be regulated in a general way, through a system of rules on the topic that impacts all sectors of the economy. The LGPD aims to protect the fundamental rights of freedom, privacy and the free development of the personality of natural persons, creating an environment of greater control by individuals over their data and greater responsibilities for organizations that process such personal data, bringing new obligations to be observed. The scope of application of this law covers all activities of processing personal data, including in an online environment, and extends to individuals and public and private entities, regardless of the country where they are based or where the data is hosted, provided that: (i) the processing of personal data takes place in Brazil; (ii) the data processing activity is intended to offer or provide goods or services, or to process data from individuals located in Brazil; or (iii) the data owners are located in Brazil at the time their personal data is collected.

In addition, the LGPD establishes, among other measures, (i) the cases that authorize the processing of personal data (legal bases); (ii) the rights for personal data owners; (iii) the data controller’s duty of transparency; (iv) rules related to information security incidents involving personal data; (v) requirements and obligations related to the transfer and sharing of data, with a special ruling related to the international transfer of data; and (vi) administrative sanctions in case of non-compliance with the law. The LGPD also creates the National Data Protection Authority (“ANPD”), responsible for drawing up guidelines and applying administrative sanctions in case of non-compliance.

The provisions of the LGPD regarding administrative sanctions came into force in August 2021 and, in October 2021, the ANPD published the CD/ANPD Resolution No. 1/2021, which approved the Regulation of the Inspection Process and the Sanctioning Administrative Process within the scope of the ANPD, which governs, among others, the procedures of the inspection process and the rules to be observed in the application of administrative sanctions by the ANPD.

As a result of our business activities, we hold large volumes of personal data, including that of employees, distributors, customers and consumers. Therefore, we developed and implemented a privacy governance structure in order to comply with the LGPD and improve some of the existing guidelines. We also implemented security measures to protect databases and prevent cyber-attacks, thereby reducing the risk of exposure to data breaches and information security incidents. In addition, we take various actions with the aim of minimizing potential technology disruptions, such as investing in intrusion detection solutions, proceeding with internal and external security assessments, building and implementing business continuity plans and reviewing risk management processes.

b)       Environmental policy of the issuers and costs incurred to comply with the environmental regulation and, if applicable, of other environmental practices, including the commitment to comply with the international environmental protection standards

The Company has established a goal policy that monitors the continuous evolution of its eco-efficiency, the Environmental Management System, in order to reduce environmental impacts and ensure business sustainability. Such a system has been in use for more than 20 years and is present at all plants.

121

The Company also manages raw material use (such as power and water) in the production process in order to avoid wasting natural resources, reduce the organic load for disposal, and improve productivity.

The Company constantly seeks to reduce the generation of solid waste in its processes and to promote recovery, reuse, recycling, and composting. In 2021, we kept reusing more than 99.73% of the byproducts generated by the beverage production process.

The Company monitors greenhouse gases and adopts an inventory that includes direct (scope 1) and indirect (scope 2) emissions, encompassing all its plants, including the verticalized plants (glass, corks, labels, extract, and syrup) and the malting plants (Musa, Cympay, Pampa, Navegantes, and Passo Fundo). In 2021, KPMG carried out an audit of the inventory and confirmed the both the system and the reliability of the reported data.

As mentioned above, the environmental laws in the countries where the Company operates are mostly related to: (i) the compliance of the operating procedures with environmental laws regarding, among other issues, the emission of gases, release of liquid effluents, disposal of solid residues; and (ii) the environmentally appropriate final disposal of solid waste.

In addition, the Company take precautions to ensure that our beverage products and our associated packaging materials (such as bottles, crowns, cans and other containers) meet accepted food safety and regulatory standards. Such precautions include quality-control programs for materials, production process and their final products, as well as procedures to correct issues or concerns detected.

During the fiscal year of 2021, the Company allocated approximately R$ 131.80 million to comply with regulations and adhere to the best environmental practices, divided as follows (approximately): (i) investment in fixed assets: R$ 71.78 million; (ii) water and wastewater treatment: R$ 35.93 million, and (iii) environmentally appropriate disposal of waste: R$ 24.09 million.

c)       dependence on relevant patents, trademarks, licenses, concessions, franchises, royalty agreements relevant for the development of activities

As set forth below, we own numerous trademark registrations and domain names that protect our brands and products, and have filed, and expect to continue to file, trademark and patent applications before the relevant intellectual property authorities in the variety of markets in which we conduct our business, always seeking to protect newly developed brands and products. In addition, it is noteworthy that we put in place all necessary measures to protect our portfolio of property assets, including, but not limited to, trademarks, patents and domain names.

Trademarks

In Brazil, trademarks are visually noticeable distinctive signals that identify and distinguish products and/or services, not encompassing, therefore, sound, gustatory and/or olfactory signals. Law No. 9,279/1996 (“Industrial Property Law”) provides that ownership of a particular brand can only be acquired through registration granted by the National Institute of Industrial Property (“INPI”), the federal authority responsible for registering trademarks and patents, and other industrial property rights in Brazil.

After the approval of the trademark registration by the INPI, the applicant of the trademark becomes the owner thereof, and the applicant is assured the right of exclusive use, throughout the national territory, for a specific period of ten (10) years, renewable for successive equal periods, upon payment of additional fees to the INPI. During the registration process, the person who applied for the registration of a specific trademark has only an expectation of a property right for the identification of its products or services and the right to ensure the material integrity and/or reputation of the required signal.

122

The Company owns several registrations and trademark applications, filed with the INPI, in the market segment classes in which it operates, which are relevant to the performance of its activities, such as: “AMBEV”, “Skol”, “Skol Beats”, “Skol Beats Senses”, “Skol Beats Spirit”, “Skol Beats Secret”, “Skol Beats Zodiac”, “Skol Ultra”, “Brahma”, “Brahma Extra”, “Brahma Chopp”, “Cervejaria Brahma Duplo Malte Pilsner Malte Munich Cerveja Puro Malte”, “Brahma Black”, “Antarctica”, “Antarctica Sub Zero”, “Cerveja Antarctica”, “Cerveja Original Pilsen – Antarctica”, “Serramalte”, “Bohemia”, “Caracu”, “Liber”, “Beats GT”, “Skol Beats 150 BPM”, “Isla”, “Guaraná Antarctica”, “Guaraná Antarctica Zero”, “Guaraná Champagne Antarctica”, “Sukita”, “Soda Limonada Antarctica”, “Fusion Energy Drink”, “Cervejaria Colorado Chopp Natural de Ribeirão”, “Cervejaria Colorado”, “Bar do Urso”, “Polar”, “Ama”, “Wälls”, “Bare”, “Berrió do Piauí” , “Cervejaria Ambev Esmera”, “Citrus Antarctica”, “Do Bem”, “Água Tônica de Quinino Antarctica”, “Zé Delivery”, “Empório da Cerveja” and “Sempre em Casa”, “Legítima do Ceará”, “Cervejaria Ambev Cerveja Pilsen com Mandioca Magnífica do Maranhão”, “Antarctica Cristal”, “Beats”, “Somm”, “Cervejaria Colorado Kuyá”, “Cervejaria Colorado Cambuci Orgânica”, “Cervejaria Bohemia Fundada em 1853 Petrópolis Bohemia Puro Malte HK Desde 1853 Petrópolis Bohemia Cerveja Puro Malte”, “Guaraná Antarctica Natu Original do Brasil”.

For more information about the Company’s brands, including those at the registration stage, see item 9.1 of this Reference Form.

Patents

The Company has no patents that currently are relevant to the development of its activities.

Domain Name

A domain name is an identification of autonomy, authority or control within the Internet. Domain names follow Domain Name System (“DNS”) rules and procedures, in such a way that any name registered in DNS is a domain name. In Brazil, the person responsible for registering domain names, as well as administering and publishing the DNS for the “.br” domain, and distributing website addresses and maintenance services is Registro.br.

The Company owns numerous domain names registered in Brazil, associated with the brands and products relevant to its activities.

For more details on the Company’s domain names, see item 9.1 of this Reference Form.

Licenses and Royalties Contracts

The Company has had a long-term agreement with PepsiCo under which the Company holds the exclusive right to bottle, sell, and distribute certain brands in PepsiCo’s soft drink portfolio in Brazil, including PepsiCola, Gatorade, H2OH! and Lipton Ice Tea. According to new terms approved by CADE in December 2018 and in force since January 1, 2019, the referred agreement will remain in effect until December 31, 2027. In addition, the Company is also, through its subsidiaries, PepsiCo’s bottler in Argentina, Uruguay, Bolivia and Dominican Republic. In 2020, the sales volumes of PepsiCo products represented approximately 30% of total sales of the NAB segment in Brazil, around 47% of total NAB sales in the Dominican Republic, 99% of the entire volume of the NAB segment in Argentina, and 96% of the sales volume of the NAB segment in Bolivia and 99% in Uruguay.

Labatt Brewing Company Limited (“Labatt”) entered into long-term licensing agreements with Anheuser-Busch InBev SA/NV (“ABI”), through which Labatt was granted the exclusive right and license to manufacture, package, sell, distribute, and market a few of ABI’s brands, including the “Budweiser” and “Bud Light” brands in Canada, and the right to use ABI trademarks for these purposes. The agreements remain in force until January 2098 and are renewable by either party for a second term of 100 years. In 2020, the products related to ABI brands sold by Labatt accounted for approximately 70% of its total sales volume. Company estimates currently indicate that “Budweiser” is the best-selling brand, while “Bud Light” is the third brand with the most sales in terms of volume in Canada.

123

The Company also has a license agreement with ABI, through which it has exclusive production, distribution, and marketing rights for “Budweiser” in Brazil. The Company has sales and distribution agreements for these brand products “Budweiser” in Paraguay, Guatemala, Dominican Republic, El Salvador, Nicaragua, Uruguay and Chile.

In May 2018, Quilmes, a subsidiary of the Company, entered into a perpetual license agreement with ABI for the distribution of “Budweiser” brand and, pursuant to certain conditions, other ABI’s American brands.

The Company and ABI have also been parties to a reciprocal licensing agreement, whereby the Company is authorized to manufacture, bottle up, market, and distribute beer under the “Stella Artois” and “Beck’s” brands in Latin America and Canada, exclusively, and ABI is allowed to produce, bottle up, market, and distribute beer under the “Brahma” brands in Europe, Asia, Africa, and the United States, also exclusively. Thus, since 2005, the Company produces “Stella Artois” in Brazil and ABI produces Brahma in the United States, United Kingdom, Spain, Switzerland, Finland and Greece, among others.

An ABI subsidiary, Metal Container Corp. (AB Package) is one of the Company’s can suppliers.

The Company also has a licensing agreement with Grupo Modelo, S. de R.L. de C.V. (“Cervecería Modelo” - formerly known as Grupo Modelo S.A.B. de C.V.), an ABI subsidiary, to produce, import, promote, and resell Corona products (Corona Extra, Corona Light, Coronita, Pacifico, and Negra Modelo) in Latin America, including Brazil, as well as in Canada.

In addition, in November 2019, the Company entered into a long-term distribution agreement with Red Bull do Brasil Ltda. (“Red Bull”), whereby it now has the exclusive right to sell and distribute certain brands of Red Bull’s portfolio at specific limited points of sale in the on-trade channel in Brazil. The Company has also entered into agreements with Red Bull to distribute its portfolio in some limited channels in Argentina and Dominican Republic.

In November 2021, Ambev and ABI negotiated the general guidelines on royalties and transfer price for setting the percentages of royalties and mark-ups applicable to the manufacture, import, distribution and sale of (a) finished products from ABI and/or its respective subsidiaries by the Company and/or its respective subsidiaries; and (b) finished products from the Company and/or its respective subsidiaries by ABI and/or its respective subsidiaries. All metrics, prices and methodologies were established under similar arm’s length, based on a study carried out by a first-tier external accounting firm, duly approved by the Related Parties and Antitrust Compliance Committee and by the Company’s Board of Directors.

124

7.6 - Material foreign revenue

a) revenue from clients attributed to the issuer’s country of origin and its share in the Company’s total net revenue

Net revenues from clients attributed to the country where the Company’s headquarters are located totaled R$35,586.5 million for the fiscal year ended December 31, 2021, representing 48.8% of its consolidated total net revenue.

b) revenue from clients attributed to each foreign country and its share in the Company’s total net revenue

For the fiscal year ended December 31, 2021, net revenue from the countries that integrate Latin America South (except Brazil) totaled R$16,571.7 million, representing 22.7% of the Company’s total net revenue. Net revenues from Canada totaled R$10,748.7 million, representing 14.8% of the Company’s total net revenue. The net revenue from the countries that make up the CAC (Central American and Caribbean) totaled R$9,947.4 million, representing 13.7% of the Company’s total net revenue.

c) Total revenue from other countries and its share in the total net revenue of the Company

In the fiscal year ended December 31, 2021, the Company’s total revenues from foreign countries where it operates totaled R$37,267.8 million, representing a stake of 51.2% in its total net revenue.

125

7.7 - Effects of foreign regulations on activities

Below is the information on the material effects of foreign regulation of the Company’s main activities.

Government restrictions on beer consumption on the markets where the Company operates vary from one country to another and, in some cases, from a local region to another. The most relevant restrictions are:

•	The laws of each country or province determine a minimum age for alcohol consumption, established by the government (the age for beer consumption varies between 18 and 21 years), or in some countries, laws impose time limits during which liquor sales are allowed;

•	A few local and federal governments require that retail stores secure special licenses to sell alcohol; this is the case in some regions of Argentina, Bolivia, Chile, Panama and Canada.

•	Some local and federal governments (including Bolivia, Argentina, Uruguay and Canada) prohibit the sale of alcoholic beverages within a certain distance of schools, hospitals and other areas, as well as impose certain restrictions regarding the time of sale and consumption of such products in public places and private clubs.

•	In some Canadian provinces, selling beer outside bars and restaurants is only allowed in government-owned points of sale or licensed stores. In Ontario, Canada’s most populous province, the sale of beer outside bars and restaurants is limited to only three channels, according to regulation of The Alcohol and Gaming Commission of Ontario: Liquor Control Board of Ontario, a government-owned company, The Beer Store, a company jointly controlled by Labatt and other 33 breweries, and of eligible licensed stores;

•	Some local governments in Canada set a minimum price for beer sales (referred to as Social Reference Price or SRP). There is a SRP for each package size and the SRP may vary from one province to another.

Many governments also impose restrictions on beer divulging, which may affect, among other things, (i) the media channels used, (ii) the content of advertising campaigns, and (iii) the time and places where beer can be advertised.

126

7.8 - Social and Environmental Policies

a) if the issuer discloses social and environmental information

The Company publishes its Annual and ESG Report, in which it discloses the integration of its strategy, aligned to ESG aspects (Environmental, Social and Governance), on its World Wide Web website.

The Company has a Human Rights Policy, which expresses its commitment to business practices that support and respect human rights and are in line with the principles of the United Nations Global Compact. The Human Rights Policy sets out the Company’s approach and commitment to respect human rights in its global operations and in the value chain.

The Company also adopts the Anheuser-Busch InBev’s (controlling shareholder) Global Responsible Sourcing Policy, which outlines the approach and commitment to respect human rights, labor rules, health and safety issues, environmental management and business integrity throughout the global supply chain.

b) the methodology followed in the preparation of this information

The Company’s Annual and ESG Report follows the updated and internationally recognized guidelines of GRI – Global Reporting Initiative, taking into consideration the SDG – Sustainable Development Goals of the UN. In addition, the Company considers the “AA 1000SES - Accountability Stakeholder Engagement Standard” standard in the process through which it engages its stakeholders for defining the material issues of the sustainability strategy.

c) if the information is audited or reviewed by an independent entity

The Annual and ESG Report for the year 2021 was audited by an independent entity – KPMG Assessores Ltda., regarding the GRI and AA1000SES, indicated in item (b) above.

d) the page on the World Wide Web where the information can be found

The socio-environmental information disclosed by the Company can be found on its website: https://www.ambev.com.br/ESG/.

The Company’s Human Rights Policy and Anheuser-Busch InBev’s Global Responsible Sourcing Policy are also available on their website: https://ri.ambev.com.br/governanca-corporativa/policies-codes-and-internal-regulations/.

e) indicate whether this report takes into account the UN Sustainable Development Goals (SDGs) and what are the material SDGs for the Company's business

The socio-environmental information covered in the annual reports takes into account the UN Sustainable Development Goals (SDGs). Thirteen of the seventeen SDGs are directly or indirectly incorporated into Ambev’s business strategy and operations: SDG 2 – Zero hunger and sustainable agriculture; SDG 3 – Health and well-being; SDG 4 – Quality education; SDG 5 – Gender equality; SDG 6 – Drinking water and sanitation; SDG 7 – Clean and affordable energy; SDG 8 – Decent work and economic growth; SDG 9 – Industry, innovation and infrastructure; SDG 11 – Sustainable cities and communities; SDG 12 – Responsible consumption and production; SDG 13 – Action against global climate change; SDG 15 – Life on Earth; and SDG 17 – Partnerships and means of implementation.

127

f) indicate, if applicable, the reason for not meeting the UN Sustainable Development Goals (SDGs) in the socio-environmental information disclosed

Not applicable. The socio-environmental information covered in the annual reports takes into account the UN Sustainable Development Goals (SDGs).

128

7.9 - Other material information

ESG Strategy

The Company’s main ESG aspects were established in accordance with a materiality matrix, which includes the following topics: (i) water stewardship; (ii) packaging disposal, reuse and recycling; (iii) values and culture; (iv) user trust and security; (v) ethics, compliance and governance; (vi) energy; occupational safety and health; (vii) sales, marketing and responsible consumption; (viii) diversity, inclusion and equity; (ix) innovation; (x) climate and biodiversity protection; and (xi) socio-environmental impacts on the supply chain.

From an environmental perspective, it is worth noting that the Company announced its ambition to achieve Net Zero, i.e., to reduce net Greenhouse Gas (GHG) emissions to zero in operations internally developed by 2030 and throughout the value chain by 2040, i.e., considering emissions of scopes 1 (from its own activity), 2 (from the energy sources used) and 3 (from the value chain), already duly inventoried.

From a social perspective, with regard to diversity, in 2020, the Company established a public commitment to racial equity and assumed 13 goals for its promotion. The commitments have an exclusive page to measure all actions and publicly report – for more details, visit: https://www.ambev.com.br/sobre/equidade-racial/. On one of these fronts, the Company aims to promote diversity and inclusion in the ecosystem of partners. In 2021, the goal of expanding the registration and hiring of suppliers led by black people was surpassed. The Company also has a goal, by 2025, to have 50% of women mapped with short-term promotion potential.

The Company also joined Mover (Movement for Racial Equity) in Brazil, a coalition made up of 45 companies committed to fostering the growth of black leaders and generating more opportunities through the promotion of training actions, in addition to the Company having managed to double the annual goal for promoting and hiring black leaders in 2021.

With regard to governance, in 2021, the Company establishes its ESG Committee, a non-statutory decision-making body to advise the Statutory Executive Board of Officers and not associated to the Board of Directors, composed of the CFO and five other Statutory Officers with the authority to address relevant environmental, social and governance topics to the Company, as detailed in item 12.12 of this form.

Also, as of 2021, all of the Company’s top leadership began to receive variable compensation also associated to goals related to ESG aspects, such as circular economy, social impact projects, value creation for micro and small entrepreneurs, diversity, inclusion and governance.

129

8.        Extraordinary business

8.1 - Extraordinary business

Not applicable, since there was no acquisition or disposal of any assets that does not fit under a normal operation of the Company and that have not been mentioned in item 15.7 of this Reference Form in the last three fiscal years.

130

8.2 - Significant changes in the way the issuer’s business are conducted

Not applicable, since there were no significant changes in the conduction of the Company’s business in the last three fiscal years.

131

8.3 - Material contracts entered into by the issuer and its subsidiaries not directly related to operating activities

No relevant agreement was entered into by the Company or its subsidiaries that was not directly related to its operating activities in the last three fiscal years.

132

8.4 - Other material information

There is no other material information on the issue that has not been disclosed in this section.

133

9.1 - Relevant non-current assets / 9.1.a - Property, plant and equipment

Description of property, plant and equipment	Country of location	State of location	City of location	Type of property
Brazil
Brewery	Brazil	SP	São Paulo (Pratinha)	Owned
Brewery	Brazil	MA	São Luis	Owned
Brewery	Brazil	SP	Jacareí	Owned
Brewery	Brazil	SC	Lages	Owned
Brewery	Brazil	SP	Guarulhos	Owned
Mixed plant	Brazil	MG	Sete Lagoas	Owned
Brewery	Brazil	MG	Uberlândia	Owned
Brewery	Brazil	RJ	Petrópolis (Bohemia)	Owned
Brewery	Brazil	PR	Ponta Grossa	Owned
Brewery	Brazil	MG	Belo Horizonte (Wäls)	Owned
Brewery	Brazil	SP	Ribeirão Preto (Colorado)	Owned
Mixed plant	Brazil	SE	Estância	Owned
Mixed plant	Brazil	CE	Aquiraz	Owned
Mixed plant	Brazil	BA	Camaçari	Owned
Mixed plant	Brazil	GO	Anápolis	Owned
Mixed plant	Brazil	MT	Cuiabá	Owned
Mixed plant	Brazil	SP	Jaguariúna	Owned
Mixed plant	Brazil	RJ	Cachoeiras de Macacu	Owned
Mixed plant	Brazil	PE	Itapissuma	Owned
Mixed plant	Brazil	RJ	Rio de Janeiro	Owned
Mixed plant	Brazil	AM	Manaus	Owned
Mixed plant	Brazil	MG	Juatuba	Owned
Mixed plant	Brazil	PI	Teresina	Owned
Mixed plant	Brazil	RS	Viamão	Owned

134

Mixed plant	Brazil	RJ	Piraí	Owned
Soft drinks plant	Brazil	PR	Almirante Tamandaré	Owned
Soft drinks plant	Brazil	MG	Contagem	Owned
Soft drinks plant	Brazil	SP	Jundiaí	Owned
Soft drinks plant	Brazil	RS	Sapucaia do Sul	Owned
Label plant	Brazil	SP	São Paulo	Owned
Metal caps plant	Brazil	AM	Manaus	Owned
Glass bottles plant	Brazil	RJ	Rio de Janeiro	Owned
Concentrates plant	Brazil	AM	Manaus	Owned
Malting plant	Brazil	RS	Porto Alegre	Owned
Malting plant	Brazil	RS	Passo Fundo	Owned
Can plant	Brazil	MG	Sete Lagoas	Owned
Research center	Brazil	RJ	Rio de Janeiro	Owned
CO2 plant	Brazil	PB	João Pessoa	Owned
CAC (Central America and the Caribbean)
Brewery	Guatemala	-	Teculután	Owned
Mixed plant	Dominican Republic	-	Santo Domingo	Owned
Mixed plant	Cuba	-	Holguín	Owned
Mixed plant	Saint Vincent	-	Campden Park	Owned
Mixed plant	Barbados	-	Newton	Owned
Mixed plant	Panama	-	Panama City	Owned
Mixed plant	Dominican Republic	-	Hato Nuevo	Owned
Latin America South (LAS)
Brewery	Argentina	-	Quilmes	Owned
Brewery	Argentina	-	Zarate	Owned
Brewery	Argentina	-	Acheral	Owned
Brewery	Argentina	-	Mendoza	Owned
Mixed plant	Argentina	-	Corrientes	Owned

135

Soft drinks plant	Argentina	-	Cordoba	Owned
Soft drinks plant	Argentina	-	São Miguel de Tucuman	Owned
Soft drinks and juices plant	Argentina	-	Buenos Aires (Pompeya)	Owned
Metal caps plant	Argentina	-	Coroplas	Owned
Malting plant	Argentina	-	Tres Arroyos	Owned
Malting plant	Argentina	-	Puan (Malteria Pampa)	Owned
Brewery/Research center	Argentina	-	Zarate	Owned
Hops pellets plant	Argentina	-	Fernandez Oro	Owned
Brewery	Argentina	-	São Carlos de Bariloche	Owned
Winery	Argentina	-	Perdriel	Owned
Brewery	Bolivia	-	La Paz	Owned
Brewery	Bolivia	-	Santa Cruz	Owned
Brewery	Bolivia	-	Cochabamba	Owned
Brewery	Bolivia	-	Huari	Owned
Brewery	Bolivia	-	Tarija	Owned
Soft drinks plant	Bolivia	-	Sacaba	Owned
Soft drinks plant	Bolivia	-	El Alto	Owned
Can Plant	Bolivia	-	Oruro	Owned
Brewery	Chile	-	Santiago	Owned
Brewery	Paraguay	-	Ypane	Owned
Glass bottle plant	Paraguay	-	Ypane	Owned
Brewery	Uruguay	-	Minas	Owned
Mixed plant	Uruguay	-	Montevideo	Owned
Malting plant	Uruguay		Paysandú (Cympay)	Owned
Malting plant	Uruguay		Nueva Palmira (Musa)	Owned
Canada
Brewery / RTD	Canada	-	Montreal	Owned
Brewery	Canada	-	Creston	Owned

136

Brewery/RTD	Canada	-	Edmonton	Owned
Brewery / RTD	Canada	-	London	Owned
Brewery	Canada	-	Halifax	Owned
Brewery	Canada	-	St. John’s	Owned
Brewery / Cider	Canada	-	Bermonsey (Mill Street)	Owned
Brewery/RTD/Cider	Canada	-	Delta (Turning Point)	Owned
Brewery	Canada	-	Quebec (Archibald)	Owned
Brewery	Canada	-	Halifax (Alexander Keith)	Owned
Distilled spirits plant	Canada	-	Goodridge&Williams	Owned
Brewery	Canada	-	Banded Peak	Owned

137

9.1 - Relevant non-current assets / 9.1.b – Intangible assets

Type	Trademarks
Description	AMBEV (word mark)
Official No.	821763989
Class	32 - Beers, mineral and sparkling waters, and other non-alcoholic beverages, fruit beverages, fruit juices, syrups and other preparations for beverages
Term	Jul. 2, 1999 to Sep. 9, 2023
Events that may cause loss of rights	It is incumbent on the Instituto Nacional da Propriedade Industrial – INPI (National Institute of Industrial Property) to decide on the registration of trademarks in Brazil. The Institute may deny the request for registration based on a court order, or upon opposition of third parties, if justified. According to article 142 of Law 9279/96 (LPI), other events may lead to loss of rights to the trademark, such as termination of effectiveness without request for renewal of the trademark on the due date (1 year before the expiration of the registration); total or partial waiver of rights by the holder; and cancellation, at the request of any person with legitimate interest, if the trademark has not been used in Brazil after 5 years as from the registration date, or if its use has been interrupted for more than 5 years. Furthermore, in the administrative sphere, the registration may be declared as void by INPI, whether ex-officio or based on the opposition by third parties, if the registration has been granted in disagreement with the applicable legislation. Finally, it is impossible to lose the rights to the trademark in the judicial sphere.
Consequences of the loss of rights	Loss of rights to the trademarks implies that it will not be possible to prevent third parties from using identical or similar trademarks to indicate even competing products or services, given that the holder no longer holds the right to exclusive use of the trademark. The possibility also exists of legal actions being filed against the holder in the criminal and civil spheres on the grounds of undue use in case of violation of third party’s rights.

Type	Trademarks
Description	SKOL (word mark)
Official No.	006105858
Class	35-10 – Beverages, syrups and concentrated juices.
Term	Dec. 2, 1963 to Jul. 10, 2025

138

Events that may cause loss of rights	It is incumbent on the INPI to decide on the registration of trademarks in Brazil. The Institute may deny the request for registration based on a court order, or upon opposition of third parties, if justified. Additionally, according to article 142 of LPI, other events may lead to loss of rights to the trademark, such as termination of effectiveness without request for renewal of the trademark on the due date (1 year before the expiration of the registration); total or partial waiver of rights by the holder; and cancellation, at the request of any person with legitimate interest, if the trademark has not been used in Brazil after 5 years as from the registration date, or if its use has been interrupted for more than 5 years. Furthermore, in the administrative sphere, the registration may be declared as void by INPI, whether ex-officio or based on the opposition by third parties, if the registration has been granted in disagreement with the applicable legislation. Finally, it is impossible to lose the rights to the trademark in the judicial sphere.
Consequences of the loss of rights	Loss of the rights to the trademarks implies that it will not be possible to prevent third parties from using identical or similar trademarks to indicate even competing products or services, given that the holder no longer holds the right to exclusive use of the trademark. The possibility also exists of legal actions being filed against the holder in the criminal and civil spheres on the grounds of undue use in case of violation of third party’s rights.

Type	Trademarks
Description	SKOL BEATS (word mark)
Official No.	824699777
Class	32 - Beers, mineral and sparkling waters and other non-alcoholic beverages, fruit beverages and fruit juices, and syrups and other preparations for beverages
Term	Jul. 16, 2002 to Feb. 16, 2026
Events that may cause loss of rights	It is incumbent on the INPI to decide on the registration of trademarks in Brazil. The Institute may deny the request for registration based on a court order, or upon opposition of third parties, if justified. Additionally, according to article 142 of LPI, other events may lead to loss of rights to the trademark, such as termination of effectiveness without request for renewal of the trademark on the due date (1 year before the expiration of the registration); total or partial waiver of rights by the holder; and cancellation, at the request of any person with legitimate interest, if the trademark has not been used in Brazil after 5 years as from the registration date, or if its use has been interrupted for more than 5 years. Furthermore, in the administrative sphere, the registration may be declared as void by INPI, whether ex-officio or upon opposition of third parties, if the registration has been granted in disagreement with the applicable legislation. Finally, it is impossible to lose the rights to the trademark in the judicial sphere.
Consequences of the loss of rights	Loss of rights to the trademarks implies that it will not be possible to prevent third parties from using identical or similar trademarks to indicate even competing products or services, given that the holder no longer holds the right to exclusive use of the trademark. The possibility also exists of legal actions being filed against the holder in the criminal and civil spheres on the grounds of undue use in case of violation of third party’s rights.

Type	Trademarks
Description	SKOL BEATS SENSES (word mark)
Official No.	906582490

139

Class	33 - Alcoholic beverages (except beers)
Term	Aug. 2, 2013 to Dec. 26, 2027
Events that may cause loss of rights	It is incumbent on the INPI to decide on the registration of trademarks in Brazil. The Institute may deny the request for registration based on a court order, or upon opposition of third parties, if justified. Additionally, according to article 142 of LPI, other events may lead to loss of rights to the trademark, such as termination of effectiveness without request for renewal of the trademark on the due date (1 year before the expiration of the registration); total or partial waiver of rights by the holder; and cancellation, at the request of any person with legitimate interest, if the trademark has not been used in Brazil after 5 years as from the registration date, or if its use has been interrupted for more than 5 years. Furthermore, in the administrative sphere, the registration may be declared as void by INPI, whether ex-officio or upon opposition of third parties, if the registration has been granted in disagreement with the applicable legislation. Finally, it is impossible to lose the rights to the trademark in the judicial sphere.
Consequences of the loss of rights	Loss of rights to the trademarks implies that it will not be possible to prevent third parties from using identical or similar trademarks to indicate even competing products or services, given that the holder no longer holds the right to exclusive use of the trademark. The possibility also exists of legal actions being filed against the holder in the criminal and civil spheres on the grounds of undue use in case of violation of third party’s rights.

Type	Trademarks
Description	SKOL BEATS SPIRIT (word mark)
Official No.	909576343
Class	33 - Alcoholic beverages (except beers)
Term	Jun. 24, 2015 to Oct. 24, 2027
Events that may cause loss of rights	It is incumbent on the INPI to decide on the registration of trademarks in Brazil. The Institute may deny the request for registration based on a court order, or upon opposition of third parties, if justified. Additionally, according to article 142 of LPI, other events may lead to loss of rights to the trademark, such as termination of effectiveness without request for renewal of the trademark on the due date (1 year before the expiration of the registration); total or partial waiver of rights by the holder; and cancellation, at the request of any person with legitimate interest, if the trademark has not been used in Brazil after 5 years as from the registration date, or if its use has been interrupted for more than 5 years. Furthermore, in the administrative sphere, the registration may be declared as void by INPI, whether ex-officio or upon opposition of third parties, if the registration has been granted in disagreement with the applicable legislation. Finally, it is impossible to lose the rights to the trademark in the judicial sphere.

140

Consequences of the loss of rights	Loss of rights to the trademarks implies that it will not be possible to prevent third parties from using identical or similar trademarks to indicate even competing products or services, given that the holder no longer holds the right to exclusive use of the trademark. The possibility also exists of legal actions being filed against the holder in the criminal and civil spheres on the grounds of undue use in case of violation of third party’s rights.

Type	Trademarks
Description	SKOL BEATS SECRET (word mark)
Official No.	910740160
Class	33 – Alcoholic beverages (except beers)
Term	Mar. 10, 2016 to Feb. 20, 2028
Events that may cause loss of rights	It is incumbent on the INPI to decide on the registration of trademarks in Brazil. The Institute may deny the request for registration based on a court order, or upon opposition of third parties, if justified. Additionally, according to article 142 of LPI, other events may lead to loss of rights to the trademark, such as termination of effectiveness without request for renewal of the trademark on the due date (1 year before the expiration of the registration); total or partial waiver of rights by the holder; and cancellation, at the request of any person with legitimate interest, if the trademark has not been used in Brazil after 5 years as from the registration date, or if its use has been interrupted for more than 5 years. Furthermore, in the administrative sphere, the registration may be declared as void by INPI, whether ex-officio or upon opposition of third parties, if the registration has been granted in disagreement with the applicable legislation. Finally, it is impossible to lose the rights to the trademark in the judicial sphere.
Consequences of the loss of rights	Loss of rights to the trademarks implies that it will not be possible to prevent third parties from using identical or similar trademarks to indicate even competing products or services, given that the holder no longer holds the right to exclusive use of the trademark. The possibility also exists of legal actions being filed against the holder in the criminal and civil spheres on the grounds of undue use in case of violation of third party’s rights.

Type	Trademarks
Description	BEATS ZODIAC (combined mark)
Official No.	920139272
Class	33 – Alcoholic beverages (except beers)
Term	Jul. 13, 2020 to Mar. 30, 2031

141

Events that may cause loss of rights	It is incumbent on the INPI to decide on the registration of trademarks in Brazil. The Institute may deny the request for registration based on a court order, or upon opposition of third parties, if justified. Additionally, according to article 142 of LPI, other events may lead to loss of rights to the trademark, such as termination of effectiveness without request for renewal of the trademark on the due date (1 year before the expiration of the registration); total or partial waiver of rights by the holder; and cancellation, at the request of any person with legitimate interest, if the trademark has not been used in Brazil after 5 years as from the registration date, or if its use has been interrupted for more than 5 years. Furthermore, in the administrative sphere, the registration may be declared as void by INPI, whether ex-officio or upon opposition of third parties, if the registration has been granted in disagreement with the applicable legislation. Finally, it is impossible to lose the rights to the trademark in the judicial sphere.
Consequences of the loss of rights	Loss of rights to the trademarks implies that it will not be possible to prevent third parties from using identical or similar trademarks to indicate even competing products or services, given that the holder no longer holds the right to exclusive use of the trademark. The possibility also exists of legal actions being filed against the holder in the criminal and civil spheres on the grounds of undue use in case of violation of third party’s rights.

Type	Trademarks
Description	BRAHMA (word mark)
Official No.	002208504
Class	32 - Beers, mineral and sparkling waters, and other non-alcoholic beverages, fruit beverages, fruit juices, syrups and other preparations for beverages
Term	Dec. 28, 1978 to Dec. 28, 2028
Events that may cause loss of rights	It is incumbent on the INPI to decide on the registration of trademarks in Brazil. The Institute may deny the request for registration based on a court order, or upon opposition of third parties, if justified. Additionally, according to article 142 of LPI, other events may lead to loss of rights to the trademark, such as termination of effectiveness without request for renewal of the trademark on the due date (1 year before the expiration of the registration); total or partial waiver of rights by the holder; and cancellation, at the request of any person with legitimate interest, if the trademark has not been used in Brazil after 5 years as from the registration date, or if its use has been interrupted for more than 5 years. Furthermore, in the administrative sphere, the registration may be declared as void by INPI, whether ex-officio or upon opposition of third parties, if the registration has been granted in disagreement with the applicable legislation. Finally, it is impossible to lose the rights to the trademark in the judicial sphere.
Consequences of the loss of rights	Loss of rights to the trademarks implies that it will not be possible to prevent third parties from using identical or similar trademarks to indicate even competing products or services, given that the holder no longer holds the right to exclusive use of the trademark. The possibility also exists of legal actions being filed against the holder in the criminal and civil spheres on the grounds of undue use in case of violation of third party’s rights.

142

Type	Trademarks
Description	BRAHMA EXTRA (combined mark)
Official No.	710082266
Class	32 – Beers, mineral and sparkling waters and other non-alcoholic beverages, fruit beverages and fruit juices, and syrups and other preparations for beverages
Term	May 13, 1971 to Oct. 27, 2031
Events that may cause loss of rights	It is incumbent on the INPI to decide on the registration of trademarks in Brazil. The Institute may deny the request for registration based on a court order, or upon opposition of third parties, if justified. Additionally, according to article 142 of LPI, other events may lead to loss of rights to the trademark, such as termination of effectiveness without request for renewal of the trademark on the due date (1 year before the expiration of the registration); total or partial waiver of rights by the holder; and cancellation, at the request of any person with legitimate interest, if the trademark has not been used in Brazil after 5 years as from the registration date, or if its use has been interrupted for more than 5 years. Furthermore, in the administrative sphere, the registration may be declared as void by INPI, whether ex-officio or upon opposition of third parties, if the registration has been granted in disagreement with the applicable legislation. Finally, it is impossible to lose the rights to the trademark in the judicial sphere.
Consequences of the loss of rights	Loss of rights to the trademarks implies that it will not be possible to prevent third parties from using identical or similar trademarks to indicate even competing products or services, given that the holder no longer holds the right to exclusive use of the trademark. The possibility also exists of legal actions being filed against the holder in the criminal and civil spheres on the grounds of undue use in case of violation of third party’s rights.

Type	Trademarks
Description	BRAHMA CHOPP (combined mark)
Official No.	810760916

143

Class	35-10 – Beverages, syrups and concentrated juices
Term	Feb. 12, 1982 to Jul. 26, 2023
Events that may cause loss of rights	It is incumbent on the INPI to decide on the registration of trademarks in Brazil. The Institute may deny the request for registration based on a court order, or upon opposition of third parties, if justified. Additionally, according to article 142 of LPI, other events may lead to loss of rights to the trademark, such as termination of effectiveness without request for renewal of the trademark on the due date (1 year before the expiration of the registration); total or partial waiver of rights by the holder; and cancellation, at the request of any person with legitimate interest, if the trademark has not been used in Brazil after 5 years as from the registration date, or if its use has been interrupted for more than 5 years. Furthermore, in the administrative sphere, the registration may be declared as void by INPI, whether ex-officio or upon opposition of third parties, if the registration has been granted in disagreement with the applicable legislation. Finally, it is impossible to lose the rights to the trademark in the judicial sphere.
Consequences of the loss of rights	Loss of rights to the trademarks implies that it will not be possible to prevent third parties from using identical or similar trademarks to indicate even competing products or services, given that the holder no longer holds the right to exclusive use of the trademark. The possibility also exists of legal actions being filed against the holder in the criminal and civil spheres on the grounds of undue use in case of violation of third party’s rights.

Type	Trademarks (application)
Description	CERVEJARIA BRAHMA DUPLO MALTE PILSNER MALTE MUNICH CERVEJA PURO (combined mark)
Official No.	919108326
Class	32 – Beers, mineral and sparkling waters and other non-alcoholic beverages, fruit beverages and fruit juices, and syrups and other preparations for beverages
Term	10 years after registration was granted

144

Events that may cause loss of rights	It is incumbent on the INPI to decide on the registration of trademarks in Brazil. The Institute may deny the request for registration based on a court order, or consider the challenge of third parties, if justified. Additionally, according to article 142 of LPI, other events may lead to loss of rights to the trademark, such as termination of effectiveness without request for renewal of the trademark on the due date (1 year before the expiration of the registration); total or partial waiver of rights by the holder; and cancellation, at the request of any person with legitimate interest, if the trademark has not been used in Brazil after 5 years as from the registration date, or if its use has been interrupted for more than 5 years. Furthermore, in the administrative sphere, the registration may be declared as void by INPI, whether ex-officio or upon opposition of third parties, if the registration has been granted in disagreement with the applicable legislation. Finally, it is impossible to lose the rights to the trademark in the judicial sphere.
Consequences of the loss of rights	Loss of rights to the trademarks implies that it will not be possible to prevent third parties from using identical or similar trademarks to indicate even competing products or services, given that the holder no longer holds the right to exclusive use of the trademark. The possibility also exists of legal actions being filed against the holder in the criminal and civil spheres on the grounds of undue use in case of violation of third party’s rights.

Type	Trademarks
Description	CERVEJA ANTARCTICA (combined mark)
Official No.	816626375
Class	35-10 – Beverages, syrups and concentrated juices
Term	Feb. 14, 1992 to Nov. 23, 2023
Events that may cause loss of rights	It is incumbent on the INPI to decide on the registration of trademarks in Brazil. The Institute may deny the request for registration based on a court order, or consider the challenge of third parties, if justified. Additionally, according to article 142 of LPI, other events may lead to loss of rights to the trademark, such as termination of effectiveness without request for renewal of the trademark on the due date (1 year before the expiration of the registration); total or partial waiver of rights by the holder; and cancellation, at the request of any person with legitimate interest, if the trademark has not been used in Brazil after 5 years as from the registration date, or if its use has been interrupted for more than 5 years. Furthermore, in the administrative sphere, the registration may be declared as void by INPI, whether ex-officio or upon opposition of third parties, if the registration has been granted in disagreement with the applicable legislation. Finally, it is impossible to lose the rights to the trademark in the judicial sphere.
Consequences of the loss of rights	Loss of rights to the trademarks implies that it will not be possible to prevent third parties from using identical or similar trademarks to indicate even competing products or services, given that the holder no longer holds the right to exclusive use of the trademark. The possibility also exists of legal actions being filed against the holder in the criminal and civil spheres on the grounds of undue use in case of violation of third party’s rights.

Type	Trademarks
Description	ANTARCTICA (combined mark)

145

Official No.	002202840
Class	32 - Beers, mineral and sparkling waters, and other non-alcoholic beverages, fruit beverages, fruit juices, syrups and other preparations for beverages
Term	Apr. 20, 1943 to Apr. 20, 2028
Events that may cause loss of rights	It is incumbent on the INPI to decide on the registration of trademarks in Brazil. The Institute may deny the request for registration based on a court order, or upon opposition of third parties, if justified. Additionally, according to article 142 of LPI, other events may lead to loss of rights to the trademark, such as termination of effectiveness without request for renewal of the trademark on the due date (1 year before the expiration of the registration); total or partial waiver of rights by the holder; and cancellation, at the request of any person with legitimate interest, if the trademark has not been used in Brazil after 5 years as from the registration date, or if its use has been interrupted for more than 5 years. Furthermore, in the administrative sphere, the registration may be declared as void by INPI, whether ex-officio or upon opposition of third parties, if the registration has been granted in disagreement with the applicable legislation. Finally, it is impossible to lose the rights to the trademark in the judicial sphere.
Consequences of the loss of rights	Loss of rights to the trademarks implies that it will not be possible to prevent third parties from using identical or similar trademarks to indicate even competing products or services, given that the holder no longer holds the right to exclusive use of the trademark. The possibility also exists of legal actions being filed against the holder in the criminal and civil spheres on the grounds of undue use in case of violation of third party’s rights.

Type	Trademarks
Description	ANTARCTICA SUB ZERO (word mark)
Official No.	901452106
Class	32 - Beers, mineral and sparkling waters and other non-alcoholic beverages, fruit beverages and fruit juices, and syrups and other preparations for beverages
Term	Feb. 11, 2009 to Sep. 27, 2031
Events that may cause loss of rights	It is incumbent on the INPI to decide on the registration of trademarks in Brazil. The Institute may deny the request for registration based on a court order, or upon opposition of third parties, if justified. Additionally, according to article 142 of LPI, other events may lead to loss of rights to the trademark, such as termination of effectiveness without request for renewal of the trademark on the due date (1 year before the expiration of the registration); total or partial waiver of rights by the holder; and cancellation, at the request of any person with legitimate interest, if the trademark has not been used in Brazil after 5 years as from the registration date, or if its use has been interrupted for more than 5 years. Furthermore, in the administrative sphere, the registration may be declared as void by INPI, whether ex-officio or upon opposition of third parties, if the registration has been granted in disagreement with the applicable legislation. Finally, it is impossible to lose the rights to the trademark in the judicial sphere.

146

Consequences of the loss of rights	Loss of rights to the trademarks implies that it will not be possible to prevent third parties from using identical or similar trademarks to indicate even competing products or services, given that the holder no longer holds the right to exclusive use of the trademark. The possibility also exists of legal actions being filed against the holder in the criminal and civil spheres on the grounds of undue use in case of violation of third party’s rights.

Type	Trademarks
Description	CERVEJA ORIGINAL PILSEN – ANTARCTICA (combined mark)
Official No.	814904963
Class	32 - Beers; mineral and sparkling waters and other non-alcoholic beverages; fruit beverages and fruit juices; syrups and other preparations for making beverages
Term	Jun. 16, 1989 to Jul. 16, 2031
Events that may cause loss of rights	It is incumbent on the INPI to decide on the registration of trademarks in Brazil. The Institute may deny the request for registration based on a court order, or upon opposition of third parties, if justified. Additionally, according to article 142 of LPI, other events may lead to loss of rights to the trademark, such as termination of effectiveness without request for renewal of the trademark on the due date (1 year before the expiration of the registration); total or partial waiver of rights by the holder; and cancellation, at the request of any person with legitimate interest, if the trademark has not been used in Brazil after 5 years as from the registration date, or if its use has been interrupted for more than 5 years. Furthermore, in the administrative sphere, the registration may be declared as void by INPI, whether ex-officio or upon opposition of third parties, if the registration has been granted in disagreement with the applicable legislation. Finally, it is impossible to lose the rights to the trademark in the judicial sphere.
Consequences of the loss of rights	Loss of rights to the trademarks implies that it will not be possible to prevent third parties from using identical or similar trademarks to indicate even competing products or services, given that the holder no longer holds the right to exclusive use of the trademark. The possibility also exists of legal actions being filed against the holder in the criminal and civil spheres on the grounds of undue use in case of violation of third party’s rights.

Type	Trademarks
Description	ANTARCTICA CRISTAL (combined mark)
Official No.	908837917
Class	32 – Beers; mineral and sparkling waters and other non-alcoholic beverages; fruit beverages and fruit juices; syrups and other preparations for making beverages

147

Term	Jan. 7, 2015 to Aug. 8, 2027
Events that may cause loss of rights	It is incumbent on the INPI to decide on the registration of trademarks in Brazil. The Institute may deny the request for registration based on a court order, or upon opposition of third parties, if justified. Additionally, according to article 142 of LPI, other events may lead to loss of rights to the trademark, such as termination of effectiveness without request for renewal of the trademark on the due date (1 year before the expiration of the registration); total or partial waiver of rights by the holder; and cancellation, at the request of any person with legitimate interest, if the trademark has not been used in Brazil after 5 years as from the registration date, or if its use has been interrupted for more than 5 years. Furthermore, in the administrative sphere, the registration may be declared as void by INPI, whether ex-officio or upon opposition of third parties, if the registration has been granted in disagreement with the applicable legislation. Finally, it is impossible to lose the rights to the trademark in the judicial sphere.
Consequences of the loss of rights	Loss of rights to the trademarks implies that it will not be possible to prevent third parties from using identical or similar trademarks to indicate even competing products or services, given that the holder no longer holds the right to exclusive use of the trademark. The possibility also exists of legal actions being filed against the holder in the criminal and civil spheres on the grounds of undue use in case of violation of third party’s rights.

Type	Trademarks
Description	SERRAMALTE (word mark)
Official No.	003827739
Class	35-20 – Substances for making beverages in general
Term	Nov. 30, 1962 to Oct. 4, 2028
Events that may cause loss of rights	It is incumbent on the INPI to decide on the registration of trademarks in Brazil. The Institute may deny the request for registration based on a court order, or upon opposition of third parties, if justified. Additionally, according to article 142 of LPI, other events may lead to loss of rights to the trademark, such as termination of effectiveness without request for renewal of the trademark on the due date (1 year before the expiration of the registration); total or partial waiver of rights by the holder; and cancellation, at the request of any person with legitimate interest, if the trademark has not been used in Brazil after 5 years as from the registration date, or if its use has been interrupted for more than 5 years. Furthermore, in the administrative sphere, the registration may be declared as void by INPI, whether ex-officio or upon opposition of third parties, if the registration has been granted in disagreement with the applicable legislation. Finally, it is impossible to lose the rights to the trademark in the judicial sphere.
Consequences of the loss of rights	Loss of rights to the trademarks implies that it will not be possible to prevent third parties from using identical or similar trademarks to indicate even competing products or services, given that the holder no longer holds the right to exclusive use of the trademark. The possibility also exists of legal actions being filed against the holder in the criminal and civil spheres on the grounds of undue use in case of violation of third party’s rights.

148

Type	Trademarks
Description	BOHEMIA (word mark)
Official No.	815875150
Class	35-10 – Beverages, syrups and concentrated juices
Term	Nov. 7, 1990 to Nov. 3, 2022
Events that may cause loss of rights	It is incumbent on the INPI to decide on the registration of trademarks in Brazil. The Institute may deny the request for registration based on a court order, or upon opposition of third parties, if justified. Additionally, according to article 142 of LPI, other events may lead to loss of rights to the trademark, such as termination of effectiveness without request for renewal of the trademark on the due date (1 year before the expiration of the registration); total or partial waiver of rights by the holder; and cancellation, at the request of any person with legitimate interest, if the trademark has not been used in Brazil after 5 years as from the registration date, or if its use has been interrupted for more than 5 years. Furthermore, in the administrative sphere, the registration may be declared as void by INPI, whether ex-officio or upon opposition of third parties, if the registration has been granted in disagreement with the applicable legislation. Finally, it is impossible to lose the rights to the trademark in the judicial sphere.
Consequences of the loss of rights	Loss of rights to the trademarks implies that it will not be possible to prevent third parties from using identical or similar trademarks to indicate even competing products or services, given that the holder no longer holds the right to exclusive use of the trademark. The possibility also exists of legal actions being filed against the holder in the criminal and civil spheres on the grounds of undue use in case of violation of third party’s rights.

Type	Trademarks
Description	CERVEJARIA BOHEMIA FUNDADA EM 1853 PETRÓPOLIS BOHEMIA PURO MALTE HK DESDE 1853 PETRÓPOLIS BOHEMIA CERVEJA PURO MALTE (combined mark)
Official No.	919359167
Class	32 - Beers; mineral and sparkling waters and other non-alcoholic beverages; fruit beverages and fruit juices; syrups and other preparations for making beverages
Term	Mar. 6, 2020 to Nov. 10, 2030

149

Events that may cause loss of rights	It is incumbent on the INPI to decide on the registration of trademarks in Brazil. The Institute may deny the request for registration based on a court order, or upon opposition of third parties, if justified. Additionally, according to article 142 of LPI, other events may lead to loss of rights to the trademark, such as termination of effectiveness without request for renewal of the trademark on the due date (1 year before the expiration of the registration); total or partial waiver of rights by the holder; and cancellation, at the request of any person with legitimate interest, if the trademark has not been used in Brazil after 5 years as from the registration date, or if its use has been interrupted for more than 5 years. Furthermore, in the administrative sphere, the registration may be declared as void by INPI, whether ex-officio or upon opposition of third parties, if the registration has been granted in disagreement with the applicable legislation. Finally, it is impossible to lose the rights to the trademark in the judicial sphere.
Consequences of the loss of rights	Loss of rights to the trademarks implies that it will not be possible to prevent third parties from using identical or similar trademarks to indicate even competing products or services, given that the holder no longer holds the right to exclusive use of the trademark. The possibility also exists of legal actions being filed against the holder in the criminal and civil spheres on the grounds of undue use in case of violation of third party’s rights.

Type	Trademarks
Description	CARACU (word mark)
Official No.	002662922
Class	32 - Beers; mineral and sparkling waters and other non-alcoholic beverages; fruit beverages and fruit juices; syrups and other preparations for making beverages
Term	Jan. 29, 1958 to Feb. 1, 2032
Events that may cause loss of rights	It is incumbent on the INPI to decide on the registration of trademarks in Brazil. The Institute may deny the request for registration based on a court order, or upon opposition of third parties, if justified. Additionally, according to article 142 of LPI, other events may lead to loss of rights to the trademark, such as termination of effectiveness without request for renewal of the trademark on the due date (1 year before the expiration of the registration); total or partial waiver of rights by the holder; and cancellation, at the request of any person with legitimate interest, if the trademark has not been used in Brazil after 5 years as from the registration date, or if its use has been interrupted for more than 5 years. Furthermore, in the administrative sphere, the registration may be declared as void by INPI, whether ex-officio or upon opposition of third parties, if the registration has been granted in disagreement with the applicable legislation. Finally, it is impossible to lose the rights to the trademark in the judicial sphere.
Consequences of the loss of rights	Loss of rights to the trademarks implies that it will not be possible to prevent third parties from using identical or similar trademarks to indicate even competing products or services, given that the holder no longer holds the right to exclusive use of the trademark. The possibility also exists of legal actions being filed against the holder in the criminal and civil spheres on the grounds of undue use in case of violation of third party’s rights.

Type	Trademarks
Description	LIBER (word mark)
Official No.	825356920
Class	32 – Beers; mineral and sparkling waters and other non-alcoholic beverages; fruit beverages and fruit juices; syrups and other preparations for making beverages

150

Term	Mar. 17, 2003 to Aug. 25, 2029
Events that may cause loss of rights	It is incumbent on the INPI to decide on the registration of trademarks in Brazil. The Institute may deny the request for registration based on a court order, or upon opposition of third parties, if justified. Additionally, according to article 142 of LPI, other events may lead to loss of rights to the trademark, such as termination of effectiveness without request for renewal of the trademark on the due date (1 year before the expiration of the registration); total or partial waiver of rights by the holder; and cancellation, at the request of any person with legitimate interest, if the trademark has not been used in Brazil after 5 years as from the registration date, or if its use has been interrupted for more than 5 years. Furthermore, in the administrative sphere, the registration may be declared as void by INPI, whether ex-officio or upon opposition of third parties, if the registration has been granted in disagreement with the applicable legislation. Finally, it is impossible to lose the rights to the trademark in the judicial sphere.
Consequences of the loss of rights	Loss of rights to the trademarks implies that it will not be possible to prevent third parties from using identical or similar trademarks to indicate even competing products or services, given that the holder no longer holds the right to exclusive use of the trademark. The possibility also exists of legal actions being filed against the holder in the criminal and civil spheres on the grounds of undue use in case of violation of third party’s rights.

Type	Trademarks
Description	GUARANÁ ANTARCTICA (combined mark)
Official No.	824357728
Class	32 - Beers; mineral and sparkling waters and other non-alcoholic beverages; fruit beverages and fruit juices; syrups and other preparations for making beverages
Term	Feb. 8, 2002 to Dec. 9, 2028
Events that may cause loss of rights	It is incumbent on the INPI to decide on the registration of trademarks in Brazil. The Institute may deny the request for registration based on a court order, or upon opposition of third parties, if justified. Additionally, according to article 142 of LPI, other events may lead to loss of rights to the trademark, such as termination of effectiveness without request for renewal of the trademark on the due date (1 year before the expiration of the registration); total or partial waiver of rights by the holder; and cancellation, at the request of any person with legitimate interest, if the trademark has not been used in Brazil after 5 years as from the registration date, or if its use has been interrupted for more than 5 years. Furthermore, in the administrative sphere, the registration may be declared as void by INPI, whether ex-officio or upon opposition of third parties, if the registration has been granted in disagreement with the applicable legislation. Finally, it is impossible to lose the rights to the trademark in the judicial sphere.

151

Consequences of the loss of rights	Loss of rights to the trademarks implies that it will not be possible to prevent third parties from using identical or similar trademarks to indicate even competing products or services, given that the holder no longer holds the right to exclusive use of the trademark. The possibility also exists of legal actions being filed against the holder in the criminal and civil spheres on the grounds of undue use in case of violation of third party’s rights.

Type	Trademarks
Description	GUARANÁ ANTARCTICA ZERO (word mark)
Official No.	828068607
Class	32 – Beers; mineral and sparkling waters and other non-alcoholic beverages; fruit beverages and fruit juices; syrups and other preparations for making beverages.
Term	Jan. 9, 2006 to Jun. 15, 2030
Events that may cause loss of rights	It is incumbent on the INPI to decide on the registration of trademarks in Brazil. The Institute may deny the request for registration based on a court order, or upon opposition of third parties, if justified. Additionally, according to article 142 of LPI, other events may lead to loss of rights to the trademark, such as termination of effectiveness without request for renewal of the trademark on the due date (1 year before the expiration of the registration); total or partial waiver of rights by the holder; and cancellation, at the request of any person with legitimate interest, if the trademark has not been used in Brazil after 5 years as from the registration date, or if its use has been interrupted for more than 5 years. Furthermore, in the administrative sphere, the registration may be declared as void by INPI, whether ex-officio or upon opposition of third parties, if the registration has been granted in disagreement with the applicable legislation. Finally, it is impossible to lose the rights to the trademark in the judicial sphere.
Consequences of the loss of rights	Loss of rights to the trademarks implies that it will not be possible to prevent third parties from using identical or similar trademarks to indicate even competing products or services, given that the holder no longer holds the right to exclusive use of the trademark. The possibility also exists of legal actions being filed against the holder in the criminal and civil spheres on the grounds of undue use in case of violation of third party’s rights.

Type	Trademarks
Description	GUARANÁ CHAMPAGNE ANTARCTICA (combined mark)
Official No.	816633576
Class	35-10 - Beverages, syrups and concentrated juices
Term	Feb. 24, 1992 to May 3, 2024

152

Events that may cause loss of rights	It is incumbent on the INPI to decide on the registration of trademarks in Brazil. The Institute may deny the request for registration based on a court order, or upon opposition of third parties, if justified. Additionally, according to article 142 of LPI, other events may lead to loss of rights to the trademark, such as termination of effectiveness without request for renewal of the trademark on the due date (1 year before the expiration of the registration); total or partial waiver of rights by the holder; and cancellation, at the request of any person with legitimate interest, if the trademark has not been used in Brazil after 5 years as from the registration date, or if its use has been interrupted for more than 5 years. Furthermore, in the administrative sphere, the registration may be declared as void by INPI, whether ex-officio or upon opposition of third parties, if the registration has been granted in disagreement with the applicable legislation. Finally, it is impossible to lose the rights to the trademark in the judicial sphere.
Consequences of the loss of rights	Loss of rights to the trademarks implies that it will not be possible to prevent third parties from using identical or similar trademarks to indicate even competing products or services, given that the holder no longer holds the right to exclusive use of the trademark. The possibility also exists of legal actions being filed against the holder in the criminal and civil spheres on the grounds of undue use in case of violation of third party’s rights.

Type	Trademarks (application)
Description	GUARANÁ ANTARCTICA NATU ORIGINAL DO BRASIL (combined mark)
Official No.	918714486
Class	32 - Beers; mineral and sparkling waters and other non-alcoholic beverages; fruit beverages and fruit juices; syrups and other preparations for making beverages
Term	10 years after registration was granted
Events that may cause loss of rights	It is incumbent on the INPI to decide on the registration of trademarks in Brazil. The Institute may deny the request for registration based on a court order, or upon opposition of third parties, if justified. Additionally, according to article 142 of LPI, other events may lead to loss of rights to the trademark, such as termination of effectiveness without request for renewal of the trademark on the due date (1 year before the expiration of the registration); total or partial waiver of rights by the holder; and cancellation, at the request of any person with legitimate interest, if the trademark has not been used in Brazil after 5 years as from the registration date, or if its use has been interrupted for more than 5 years. Furthermore, in the administrative sphere, the registration may be declared as void by INPI, whether ex-officio or upon opposition of third parties, if the registration has been granted in disagreement with the applicable legislation. Finally, it is impossible to lose the rights to the trademark in the judicial sphere.
Consequences of the loss of rights	Loss of rights to the trademarks implies that it will not be possible to prevent third parties from using identical or similar trademarks to indicate even competing products or services, given that the holder no longer holds the right to exclusive use of the trademark. The possibility also exists of legal actions being filed against the holder in the criminal and civil spheres on the grounds of undue use in case of violation of third party’s rights.

153

Type	Trademarks
Description	SODA LIMONADA ANTARCTICA (combined mark)
Official No.	814309739
Class	32 – Beers; mineral and sparkling waters and other non-alcoholic beverages; fruit beverages and fruit juices; syrups and other preparations for making beverages
Term	Jun. 24, 1988 to Sep. 11, 2030
Events that may cause loss of rights	It is incumbent on the INPI to decide on the registration of trademarks in Brazil. The Institute may deny the request for registration based on a court order, or upon opposition of third parties, if justified. Additionally, according to article 142 of LPI, other events may lead to loss of rights to the trademark, such as termination of effectiveness without request for renewal of the trademark on the due date (1 year before the expiration of the registration); total or partial waiver of rights by the holder; and cancellation, at the request of any person with legitimate interest, if the trademark has not been used in Brazil after 5 years as from the registration date, or if its use has been interrupted for more than 5 years. Furthermore, in the administrative sphere, the registration may be declared as void by INPI, whether ex-officio or upon opposition of third parties, if the registration has been granted in disagreement with the applicable legislation. Finally, it is impossible to lose the rights to the trademark in the judicial sphere.
Consequences of the loss of rights	Loss of rights to the trademarks implies that it will not be possible to prevent third parties from using identical or similar trademarks to indicate even competing products or services, given that the holder no longer holds the right to exclusive use of the trademark. The possibility also exists of legal actions being filed against the holder in the criminal and civil spheres on the grounds of undue use in case of violation of third party’s rights.

Type	Trademarks
Description	SUKITA (word mark)
Official No.	811135667
Class	35-10 – Beverages, syrups and concentrated juices. Substances for making beverages in general. 35-20 - Beverages, syrups and concentrated juices. Substances for making beverages in general.
Term	Apr. 11, 1983 to Jan. 15, 2025

154

Events that may cause loss of rights	It is incumbent on the INPI to decide on the registration of trademarks in Brazil. The Institute may deny the request for registration based on a court order, or upon opposition of third parties, if justified. Additionally, according to article 142 of LPI, other events may lead to loss of rights to the trademark, such as termination of effectiveness without request for renewal of the trademark on the due date (1 year before the expiration of the registration); total or partial waiver of rights by the holder; and cancellation, at the request of any person with legitimate interest, if the trademark has not been used in Brazil after 5 years as from the registration date, or if its use has been interrupted for more than 5 years. Furthermore, in the administrative sphere, the registration may be declared as void by INPI, whether ex-officio or upon opposition of third parties, if the registration has been granted in disagreement with the applicable legislation. Finally, it is impossible to lose the rights to the trademark in the judicial sphere.
Consequences of the loss of rights	Loss of rights to the trademarks implies that it will not be possible to prevent third parties from using identical or similar trademarks to indicate even competing products or services, given that the holder no longer holds the right to exclusive use of the trademark. The possibility also exists of legal actions being filed against the holder in the criminal and civil spheres on the grounds of undue use in case of violation of third party’s rights.

Type	Trademarks
Description	FUSION ENERGY DRINK (combined mark)
Official No.	907940811
Class	32 - Beers; mineral and sparkling waters and other non-alcoholic beverages; fruit beverages and fruit juices; syrups and other preparations for making beverages
Term	Jul. 08, 2014 to Sep. 05, 2027
Events that may cause loss of rights	It is incumbent on the INPI to decide on the registration of trademarks in Brazil. The Institute may deny the request for registration based on a court order, or upon opposition of third parties, if justified. Additionally, according to article 142 of LPI, other events may lead to loss of rights to the trademark, such as termination of effectiveness without request for renewal of the trademark on the due date (1 year before the expiration of the registration); total or partial waiver of rights by the holder; and cancellation, at the request of any person with legitimate interest, if the trademark has not been used in Brazil after 5 years as from the registration date, or if its use has been interrupted for more than 5 years. Furthermore, in the administrative sphere, the registration may be declared as void by INPI, whether ex-officio or upon opposition of third parties, if the registration has been granted in disagreement with the applicable legislation. Finally, it is impossible to lose the rights to the trademark in the judicial sphere.
Consequences of the loss of rights	Loss of rights to the trademarks implies that it will not be possible to prevent third parties from using identical or similar trademarks to indicate even competing products or services, given that the holder no longer holds the right to exclusive use of the trademark. The possibility also exists of legal actions being filed against the holder in the criminal and civil spheres on the grounds of undue use in case of violation of third party’s rights.

155

Type	Trademarks
Description	CERVEJARIA COLORADO CHOPP NATURAL DE RIBEIRÃO (combined mark)
Official No.	827485387
Class	32 – Beers; mineral and sparkling waters and other non-alcoholic beverages; fruit beverages and fruit juices; syrups and other preparations for making beverages
Term	May 23, 2005 to Mar. 21, 2027
Events that may cause loss of rights	It is incumbent on the INPI to decide on the registration of trademarks in Brazil. The Institute may deny the request for registration based on a court order, or upon opposition of third parties, if justified. Additionally, according to article 142 of LPI, other events may lead to loss of rights to the trademark, such as termination of effectiveness without request for renewal of the trademark on the due date (1 year before the expiration of the registration); total or partial waiver of rights by the holder; and cancellation, at the request of any person with legitimate interest, if the trademark has not been used in Brazil after 5 years as from the registration date, or if its use has been interrupted for more than 5 years. Furthermore, in the administrative sphere, the registration may be declared as void by INPI, whether ex-officio or upon opposition of third parties, if the registration has been granted in disagreement with the applicable legislation. Finally, it is impossible to lose the rights to the trademark in the judicial sphere.
Consequences of the loss of rights	Loss of rights to the trademarks implies that it will not be possible to prevent third parties from using identical or similar trademarks to indicate even competing products or services, given that the holder no longer holds the right to exclusive use of the trademark. The possibility also exists of legal actions being filed against the holder in the criminal and civil spheres on the grounds of undue use in case of violation of third party’s rights.

Type	Trademarks
Description	CERVEJARIA COLORADO (combined mark)
Official No.	904002594
Class	32 - Beers; mineral and sparkling waters and other non-alcoholic beverages; fruit beverages and fruit juices; syrups and other preparations for making beverages
Term	Aug. 26, 2011 to Jan. 30, 2028

156

Events that may cause loss of rights	It is incumbent on the INPI to decide on the registration of trademarks in Brazil. The Institute may deny the request for registration based on a court order, or upon opposition of third parties, if justified. Additionally, according to article 142 of LPI, other events may lead to loss of rights to the trademark, such as termination of effectiveness without request for renewal of the trademark on the due date (1 year before the expiration of the registration); total or partial waiver of rights by the holder; and cancellation, at the request of any person with legitimate interest, if the trademark has not been used in Brazil after 5 years as from the registration date, or if its use has been interrupted for more than 5 years. Furthermore, in the administrative sphere, the registration may be declared as void by INPI, whether ex-officio or upon opposition of third parties, if the registration has been granted in disagreement with the applicable legislation. Finally, it is impossible to lose the rights to the trademark in the judicial sphere.
Consequences of the loss of rights	Loss of rights to the trademarks implies that it will not be possible to prevent third parties from using identical or similar trademarks to indicate even competing products or services, given that the holder no longer holds the right to exclusive use of the trademark. The possibility also exists of legal actions being filed against the holder in the criminal and civil spheres on the grounds of undue use in case of violation of third party’s rights.

Type	Trademarks
Description	BEATS (word mark)
Official No.	917431758
Class	33 – Alcoholic beverages (except beers)
Term	May 29, 2019 to Feb. 18, 2030
Events that may cause loss of rights	It is incumbent on the INPI to decide on the registration of trademarks in Brazil. The Institute may deny the request for registration based on a court order, or upon opposition of third parties, if justified. Additionally, according to article 142 of LPI, other events may lead to loss of rights to the trademark, such as termination of effectiveness without request for renewal of the trademark on the due date (1 year before the expiration of the registration); total or partial waiver of rights by the holder; and cancellation, at the request of any person with legitimate interest, if the trademark has not been used in Brazil after 5 years as from the registration date, or if its use has been interrupted for more than 5 years. Furthermore, in the administrative sphere, the registration may be declared as void by INPI, whether ex-officio or upon opposition of third parties, if the registration has been granted in disagreement with the applicable legislation. Finally, it is impossible to lose the rights to the trademark in the judicial sphere.
Consequences of the loss of rights	Loss of rights to the trademarks implies that it will not be possible to prevent third parties from using identical or similar trademarks to indicate even competing products or services, given that the holder no longer holds the right to exclusive use of the trademark. The possibility also exists of legal actions being filed against the holder in the criminal and civil spheres on the grounds of undue use in case of violation of third party’s rights.

Type	Trademarks
Description	BEATS (word mark)
Official No.	921969430

157

Class	32 – Beers; mineral and sparkling waters and other non-alcoholic beverages; fruit beverages and fruit juices; syrups and other preparations for making beverages
Term	Feb. 3, 2021 to Dec. 7, 2031
Events that may cause loss of rights	It is incumbent on the INPI to decide on the registration of trademarks in Brazil. The Institute may deny the request for registration based on a court order, or upon opposition of third parties, if justified. Additionally, according to article 142 of LPI, other events may lead to loss of rights to the trademark, such as termination of effectiveness without request for renewal of the trademark on the due date (1 year before the expiration of the registration); total or partial waiver of rights by the holder; and cancellation, at the request of any person with legitimate interest, if the trademark has not been used in Brazil after 5 years as from the registration date, or if its use has been interrupted for more than 5 years. Furthermore, in the administrative sphere, the registration may be declared as void by INPI, whether ex-officio or upon opposition of third parties, if the registration has been granted in disagreement with the applicable legislation. Finally, it is impossible to lose the rights to the trademark in the judicial sphere.
Consequences of the loss of rights	Loss of rights to the trademarks implies that it will not be possible to prevent third parties from using identical or similar trademarks to indicate even competing products or services, given that the holder no longer holds the right to exclusive use of the trademark. The possibility also exists of legal actions being filed against the holder in the criminal and civil spheres on the grounds of undue use in case of violation of third party’s rights.

Type	Trademarks
Description	SKOL BEATS GT (combined mark)
Official No.	919014810
Class	33 – Alcoholic beverages (except beers)
Term	Jan. 14, 2020 to Nov. 3, 2030
Events that may cause loss of rights	It is incumbent on the INPI to decide on the registration of trademarks in Brazil. The Institute may deny the request for registration based on a court order, or upon opposition of third parties, if justified. Additionally, according to article 142 of LPI, other events may lead to loss of rights to the trademark, such as termination of effectiveness without request for renewal of the trademark on the due date (1 year before the expiration of the registration); total or partial waiver of rights by the holder; and cancellation, at the request of any person with legitimate interest, if the trademark has not been used in Brazil after 5 years as from the registration date, or if its use has been interrupted for more than 5 years. Furthermore, in the administrative sphere, the registration may be declared as void by INPI, whether ex-officio or upon opposition of third parties, if the registration has been granted in disagreement with the applicable legislation. Finally, it is impossible to lose the rights to the trademark in the judicial sphere.

158

Consequences of the loss of rights	Loss of rights to the trademarks implies that it will not be possible to prevent third parties from using identical or similar trademarks to indicate even competing products or services, given that the holder no longer holds the right to exclusive use of the trademark. The possibility also exists of legal actions being filed against the holder in the criminal and civil spheres on the grounds of undue use in case of violation of third party’s rights.

Type	Trademarks
Description	SKOL BEATS 150 BPM (combined mark)
Official No.	918884713
Class	33 – Alcoholic beverages (except beer)
Term	Dec. 16, 2019 to Jan. 19, 2031
Events that may cause loss of rights	It is incumbent on the INPI to decide on the registration of trademarks in Brazil. The Institute may deny the request for registration based on a court order, or upon opposition of third parties, if justified. Additionally, according to article 142 of LPI, other events may lead to loss of rights to the trademark, such as termination of effectiveness without request for renewal of the trademark on the due date (1 year before the expiration of the registration); total or partial waiver of rights by the holder; and cancellation, at the request of any person with legitimate interest, if the trademark has not been used in Brazil after 5 years as from the registration date, or if its use has been interrupted for more than 5 years. Furthermore, in the administrative sphere, the registration may be declared as void by INPI, whether ex-officio or upon opposition of third parties, if the registration has been granted in disagreement with the applicable legislation. Finally, it is impossible to lose the rights to the trademark in the judicial sphere.
Consequences of the loss of rights	Loss of rights to the trademarks implies that it will not be possible to prevent third parties from using identical or similar trademarks to indicate even competing products or services, given that the holder no longer holds the right to exclusive use of the trademark. The possibility also exists of legal actions being filed against the holder in the criminal and civil spheres on the grounds of undue use in case of violation of third party’s rights.

Type	Trademarks (application)
Description	PURO MALTE DESCE REDONDO (combined mark)
Official No.	920561853

159

Class	32 – Beers; mineral and sparkling waters and other non-alcoholic beverages; fruit beverages and fruit juices; syrups and other preparations for making beverages
Term	10 years after registration was granted.
Events that may cause loss of rights	It is incumbent on the INPI to decide on the registration of trademarks in Brazil. The Institute may deny the request for registration based on a court order, or upon opposition of third parties, if justified. Additionally, according to article 142 of LPI, other events may lead to loss of rights to the trademark, such as termination of effectiveness without request for renewal of the trademark on the due date (1 year before the expiration of the registration); total or partial waiver of rights by the holder; and cancellation, at the request of any person with legitimate interest, if the trademark has not been used in Brazil after 5 years as from the registration date, or if its use has been interrupted for more than 5 years. Furthermore, in the administrative sphere, the registration may be declared as void by INPI, whether ex-officio or upon opposition of third parties, if the registration has been granted in disagreement with the applicable legislation. Finally, it is impossible to lose the rights to the trademark in the judicial sphere.
Consequences of the loss of rights	Loss of rights to the trademarks implies that it will not be possible to prevent third parties from using identical or similar trademarks to indicate even competing products or services, given that the holder no longer holds the right to exclusive use of the trademark. The possibility also exists of legal actions being filed against the holder in the criminal and civil spheres on the grounds of undue use in case of violation of third party’s rights.

Type	Trademarks
Description	ISLA SPARKLING DRINK (combined mark)
Official No.	918172772
Class	33 – Alcoholic beverages (except beers)
Term	Sep. 10, 2019 to Jun. 9, 2030

160

Events that may cause loss of rights	It is incumbent on the INPI to decide on the registration of trademarks in Brazil. The Institute may deny the request for registration based on a court order, or upon opposition of third parties, if justified. Additionally, according to article 142 of LPI, other events may lead to loss of rights to the trademark, such as termination of effectiveness without request for renewal of the trademark on the due date (1 year before the expiration of the registration); total or partial waiver of rights by the holder; and cancellation, at the request of any person with legitimate interest, if the trademark has not been used in Brazil after 5 years as from the registration date, or if its use has been interrupted for more than 5 years. Furthermore, in the administrative sphere, the registration may be declared as void by INPI, whether ex-officio or upon opposition of third parties, if the registration has been granted in disagreement with the applicable legislation. Finally, it is impossible to lose the rights to the trademark in the judicial sphere.
Consequences of the loss of rights	Loss of rights to the trademarks implies that it will not be possible to prevent third parties from using identical or similar trademarks to indicate even competing products or services, given that the holder no longer holds the right to exclusive use of the trademark. The possibility also exists of legal actions being filed against the holder in the criminal and civil spheres on the grounds of undue use in case of violation of third party’s rights.

Type	Trademarks
Description	POLAR (word mark)
Official No.	002553783
Class	32 – Beers; mineral and sparkling waters and other non-alcoholic beverages; fruit beverages and fruit juices; syrups and other preparations for making beverages.
Term	Mar. 24, 1939 to Jul. 18, 2031
Events that may cause loss of rights	It is incumbent on the INPI to decide on the registration of trademarks in Brazil. The Institute may deny the request for registration based on a court order, or upon opposition of third parties, if justified. Additionally, according to article 142 of LPI, other events may lead to loss of rights to the trademark, such as termination of effectiveness without request for renewal of the trademark on the due date (1 year before the expiration of the registration); total or partial waiver of rights by the holder; and cancellation, at the request of any person with legitimate interest, if the trademark has not been used in Brazil after 5 years as from the registration date, or if its use has been interrupted for more than 5 years. Furthermore, in the administrative sphere, the registration may be declared as void by INPI, whether ex-officio or upon opposition of third parties, if the registration has been granted in disagreement with the applicable legislation. Finally, it is impossible to lose the rights to the trademark in the judicial sphere.
Consequences of the loss of rights	Loss of rights to the trademarks implies that it will not be possible to prevent third parties from using identical or similar trademarks to indicate even competing products or services, given that the holder no longer holds the right to exclusive use of the trademark. The possibility also exists of legal actions being filed against the holder in the criminal and civil spheres on the grounds of undue use in case of violation of third party’s rights.

Type	Trademarks
Description	WÄLS (combined mark)
Official No.	913412988
Class	32 – Beers; mineral and sparkling waters and other non-alcoholic beverages; fruit beverages and fruit juices; syrups and other preparations for making beverages

161

Term	Sep. 19, 2017 to Jan. 8, 2029
Events that may cause loss of rights	It is incumbent on the INPI to decide on the registration of trademarks in Brazil. The Institute may deny the request for registration based on a court order, or upon opposition of third parties, if justified. Additionally, according to article 142 of LPI, other events may lead to loss of rights to the trademark, such as termination of effectiveness without request for renewal of the trademark on the due date (1 year before the expiration of the registration); total or partial waiver of rights by the holder; and cancellation, at the request of any person with legitimate interest, if the trademark has not been used in Brazil after 5 years as from the registration date, or if its use has been interrupted for more than 5 years. Furthermore, in the administrative sphere, the registration may be declared as void by INPI, whether ex-officio or upon opposition of third parties, if the registration has been granted in disagreement with the applicable legislation. Finally, it is impossible to lose the rights to the trademark in the judicial sphere.
Consequences of the loss of rights	Loss of rights to the trademarks implies that it will not be possible to prevent third parties from using identical or similar trademarks to indicate even competing products or services, given that the holder no longer holds the right to exclusive use of the trademark. The possibility also exists of legal actions being filed against the holder in the criminal and civil spheres on the grounds of undue use in case of violation of third party’s rights.

Type	Trademarks
Description	BARE (word mark)
Official No.	007250274
Class	32 – Beers; mineral and sparkling waters and other non-alcoholic beverages; fruit beverages and fruit juices; syrups and other preparations for beverages
Term	Dec. 10, 1976 to Dec. 25, 2030
Events that may cause loss of rights	It is incumbent on the INPI to decide on the registration of trademarks in Brazil. The Institute may deny the request for registration based on a court order, or upon opposition of third parties, if justified. Additionally, according to article 142 of LPI, other events may lead to loss of rights to the trademark, such as termination of effectiveness without request for renewal of the trademark on the due date (1 year before the expiration of the registration); total or partial waiver of rights by the holder; and cancellation, at the request of any person with legitimate interest, if the trademark has not been used in Brazil after 5 years as from the registration date, or if its use has been interrupted for more than 5 years. Furthermore, in the administrative sphere, the registration may be declared as void by INPI, whether ex-officio or upon opposition of third parties, if the registration has been granted in disagreement with the applicable legislation. Finally, it is impossible to lose the rights to the trademark in the judicial sphere.

162

Consequences of the loss of rights	Loss of rights to the trademarks implies that it will not be possible to prevent third parties from using identical or similar trademarks to indicate even competing products or services, given that the holder no longer holds the right to exclusive use of the trademark. The possibility also exists of legal actions being filed against the holder in the criminal and civil spheres on the grounds of undue use in case of violation of third party’s rights.

Type	Trademarks
Description	DO BEM (combined mark)
Official No.	909663360
Class	32 – Beers; mineral and sparkling waters and other non-alcoholic beverages; fruit beverages and fruit juices; syrups and other preparations for making beverages
Term	Jul. 10, 2015 to Nov. 21, 2027
Events that may cause loss of rights	It is incumbent on the INPI to decide on the registration of trademarks in Brazil. The Institute may deny the request for registration based on a court order, or upon opposition of third parties, if justified. Additionally, according to article 142 of LPI, other events may lead to loss of rights to the trademark, such as termination of effectiveness without request for renewal of the trademark on the due date (1 year before the expiration of the registration); total or partial waiver of rights by the holder; and cancellation, at the request of any person with legitimate interest, if the trademark has not been used in Brazil after 5 years as from the registration date, or if its use has been interrupted for more than 5 years. Furthermore, in the administrative sphere, the registration may be declared as void by INPI, whether ex-officio or upon opposition of third parties, if the registration has been granted in disagreement with the applicable legislation. Finally, it is impossible to lose the rights to the trademark in the judicial sphere.
Consequences of the loss of rights	Loss of rights to the trademarks implies that it will not be possible to prevent third parties from using identical or similar trademarks to indicate even competing products or services, given that the holder no longer holds the right to exclusive use of the trademark. The possibility also exists of legal actions being filed against the holder in the criminal and civil spheres on the grounds of undue use in case of violation of third party’s rights.

Type	Trademarks
Description	AMA (word mark)
Official No.	827390521
Class	33 – Alcoholic beverages (except beers)
Term	May 12, 2005 to Dec. 04, 2027

163

Events that may cause loss of rights	It is incumbent on the INPI to decide on the registration of trademarks in Brazil. The Institute may deny the request for registration based on a court order, or upon opposition of third parties, if justified. Additionally, according to article 142 of LPI, other events may lead to loss of rights to the trademark, such as termination of effectiveness without request for renewal of the trademark on the due date (1 year before the expiration of the registration); total or partial waiver of rights by the holder; and cancellation, at the request of any person with legitimate interest, if the trademark has not been used in Brazil after 5 years as from the registration date, or if its use has been interrupted for more than 5 years. Furthermore, in the administrative sphere, the registration may be declared as void by INPI, whether ex-officio or upon opposition of third parties, if the registration has been granted in disagreement with the applicable legislation. Finally, it is impossible to lose the rights to the trademark in the judicial sphere.
Consequences of the loss of rights	Loss of rights to the trademarks implies that it will not be possible to prevent third parties from using identical or similar trademarks to indicate even competing products or services, given that the holder no longer holds the right to exclusive use of the trademark. The possibility also exists of legal actions being filed against the holder in the criminal and civil spheres on the grounds of undue use in case of violation of third party’s rights.

Type	Trademarks
Description	BAR DO (combined mark)
Term	Dec. 22, 2016 to Dec. 26, 2028
Official No.	912097230
Class	43 – Food and beverage supply services; temporary accommodation
Events that may cause loss of rights	It is incumbent on the INPI to decide on the registration of trademarks in Brazil. The Institute may deny the request for registration based on a court order, or upon opposition of third parties, if justified. Additionally, according to article 142 of LPI, other events may lead to loss of rights to the trademark, such as termination of effectiveness without request for renewal of the trademark on the due date (1 year before the expiration of the registration); total or partial waiver of rights by the holder; and cancellation, at the request of any person with legitimate interest, if the trademark has not been used in Brazil after 5 years as from the registration date, or if its use has been interrupted for more than 5 years. Furthermore, in the administrative sphere, the registration may be declared as void by INPI, whether ex-officio or upon opposition of third parties, if the registration has been granted in disagreement with the applicable legislation. Finally, it is impossible to lose the rights to the trademark in the judicial sphere.
Consequences of the loss of rights	Loss of rights to the trademarks implies that it will not be possible to prevent third parties from using identical or similar trademarks to indicate even competing products or services, given that the holder no longer holds the right to exclusive use of the trademark. The possibility also exists of legal actions being filed against the holder in the criminal and civil spheres on the grounds of undue use in case of violation of third party’s rights.

Type	Trademarks

164

Description	EMPÓRIO DA CERVEJA (combined mark)
Official No.	909722579
Class	32 – Beers; mineral and sparkling waters and other non-alcoholic beverages; fruit beverages and fruit juices; syrups and other preparations for making beverages
Term	Jul. 23, 2015 to Nov. 14, 2027
Events that may cause loss of rights	It is incumbent on the INPI to decide on the registration of trademarks in Brazil. The Institute may deny the request for registration based on a court order, or upon opposition of third parties, if justified. Additionally, according to article 142 of LPI, other events may lead to loss of rights to the trademark, such as termination of effectiveness without request for renewal of the trademark on the due date (1 year before the expiration of the registration); total or partial waiver of rights by the holder; and cancellation, at the request of any person with legitimate interest, if the trademark has not been used in Brazil after 5 years as from the registration date, or if its use has been interrupted for more than 5 years. Furthermore, in the administrative sphere, the registration may be declared as void by INPI, whether ex-officio or upon opposition of third parties, if the registration has been granted in disagreement with the applicable legislation. Finally, it is impossible to lose the rights to the trademark in the judicial sphere.
Consequences of the loss of rights	Loss of rights to the trademarks implies that it will not be possible to prevent third parties from using identical or similar trademarks to indicate even competing products or services, given that the holder no longer holds the right to exclusive use of the trademark. The possibility also exists of legal actions being filed against the holder in the criminal and civil spheres on the grounds of undue use in case of violation of third party’s rights.

Type	Trademarks
Description	SEMPRE EM CASA (combined mark)
Official No.	918767300
Class	42 – Scientific and technological services, research and design relating thereto; industrial analysis and research services; conception, project and development of computer hardware and software; legal services
Term	Nov. 28, 2019 to Aug. 18, 2030

165

Events that may cause loss of rights	It is incumbent on the INPI to decide on the registration of trademarks in Brazil. The Institute may deny the request for registration based on a court order, or upon opposition of third parties, if justified. Additionally, according to article 142 of LPI, other events may lead to loss of rights to the trademark, such as termination of effectiveness without request for renewal of the trademark on the due date (1 year before the expiration of the registration); total or partial waiver of rights by the holder; and cancellation, at the request of any person with legitimate interest, if the trademark has not been used in Brazil after 5 years as from the registration date, or if its use has been interrupted for more than 5 years. Furthermore, in the administrative sphere, the registration may be declared as void by INPI, whether ex-officio or upon opposition of third parties, if the registration has been granted in disagreement with the applicable legislation. Finally, it is impossible to lose the rights to the trademark in the judicial sphere.
Consequences of the loss of rights	Loss of rights to the trademarks implies that it will not be possible to prevent third parties from using identical or similar trademarks to indicate even competing products or services, given that the holder no longer holds the right to exclusive use of the trademark. The possibility also exists of legal actions being filed against the holder in the criminal and civil spheres on the grounds of undue use in case of violation of third party’s rights.

Type	Trademarks
Description	BERRIÓ DO PIAUÍ (combined mark)
Official No.	920371574
Class	32 – Beers; mineral and sparkling waters and other non-alcoholic beverages; fruit beverages and fruit juices; syrups and other preparations for making beverages
Term	Aug. 5, 2020 to Jun. 1, 2031
Events that may cause loss of rights	It is incumbent on the INPI to decide on the registration of trademarks in Brazil. The Institute may deny the request for registration based on a court order, or upon opposition of third parties, if justified. Additionally, according to article 142 of LPI, other events may lead to loss of rights to the trademark, such as termination of effectiveness without request for renewal of the trademark on the due date (1 year before the expiration of the registration); total or partial waiver of rights by the holder; and cancellation, at the request of any person with legitimate interest, if the trademark has not been used in Brazil after 5 years as from the registration date, or if its use has been interrupted for more than 5 years. Furthermore, in the administrative sphere, the registration may be declared as void by INPI, whether ex-officio or upon opposition of third parties, if the registration has been granted in disagreement with the applicable legislation. Finally, it is impossible to lose the rights to the trademark in the judicial sphere.
Consequences of the loss of rights	Loss of rights to the trademarks implies that it will not be possible to prevent third parties from using identical or similar trademarks to indicate even competing products or services, given that the holder no longer holds the right to exclusive use of the trademark. The possibility also exists of legal actions being filed against the holder in the criminal and civil spheres on the grounds of undue use in case of violation of third party’s rights.

166

Type	Trademarks
Description	CERVEJARIA AMBEV ESMERA (combined mark)
Official No.	920574165
Class	32 – Beers; mineral and sparkling waters and other non-alcoholic beverages; fruit beverages and fruit juices; syrups and other preparations for making beverages
Term	Aug. 26, 2020 to Jun. 1, 2031
Events that may cause loss of rights	It is incumbent on the INPI to decide on the registration of trademarks in Brazil. The Institute may deny the request for registration based on a court order, or upon opposition of third parties, if justified. Additionally, according to article 142 of LPI, other events may lead to loss of rights to the trademark, such as termination of effectiveness without request for renewal of the trademark on the due date (1 year before the expiration of the registration); total or partial waiver of rights by the holder; and cancellation, at the request of any person with legitimate interest, if the trademark has not been used in Brazil after 5 years as from the registration date, or if its use has been interrupted for more than 5 years. Furthermore, in the administrative sphere, the registration may be declared as void by INPI, whether ex-officio or upon opposition of third parties, if the registration has been granted in disagreement with the applicable legislation. Finally, it is impossible to lose the rights to the trademark in the judicial sphere.
Consequences of the loss of rights	Loss of rights to the trademarks implies that it will not be possible to prevent third parties from using identical or similar trademarks to indicate even competing products or services, given that the holder no longer holds the right to exclusive use of the trademark. The possibility also exists of legal actions being filed against the holder in the criminal and civil spheres on the grounds of undue use in case of violation of third party’s rights.

Type	Trademarks
Description	LEGITIMA DO CEARA (combined mark)
Official No.	916724840
Class	32 – Beers; mineral and sparkling waters and other non-alcoholic beverages; fruit beverages and fruit juices; syrups and other preparations for making beverages
Term	Feb. 12, 2019 to Nov. 19, 2029

167

Events that may cause loss of rights	It is incumbent on the INPI to decide on the registration of trademarks in Brazil. The Institute may deny the request for registration based on a court order, or upon opposition of third parties, if justified. Additionally, according to article 142 of LPI, other events may lead to loss of rights to the trademark, such as termination of effectiveness without request for renewal of the trademark on the due date (1 year before the expiration of the registration); total or partial waiver of rights by the holder; and cancellation, at the request of any person with legitimate interest, if the trademark has not been used in Brazil after 5 years as from the registration date, or if its use has been interrupted for more than 5 years. Furthermore, in the administrative sphere, the registration may be declared as void by INPI, whether ex-officio or upon opposition of third parties, if the registration has been granted in disagreement with the applicable legislation. Finally, it is impossible to lose the rights to the trademark in the judicial sphere.
Consequences of the loss of rights	Loss of rights to the trademarks implies that it will not be possible to prevent third parties from using identical or similar trademarks to indicate even competing products or services, given that the holder no longer holds the right to exclusive use of the trademark. The possibility also exists of legal actions being filed against the holder in the criminal and civil spheres on the grounds of undue use in case of violation of third party’s rights.

Type	Trademarks (application)
Description	CERVEJARIA AMBEV CERVEJA PILSEN COM MANDIOCA MAGNÍFICA DO MARANHÃO (combined mark)
Official No.	916774538
Class	32 – Beers; mineral and sparkling waters and other non-alcoholic beverages; fruit beverages and fruit juices; syrups and other preparations for making beverages.
Term	10 years after registration was granted.
Events that may cause loss of rights	It is incumbent on the INPI to decide on the registration of trademarks in Brazil. The Institute may deny the request for registration based on a court order, or upon opposition of third parties, if justified. Additionally, according to article 142 of LPI, other events may lead to loss of rights to the trademark, such as termination of effectiveness without request for renewal of the trademark on the due date (1 year before the expiration of the registration); total or partial waiver of rights by the holder; and cancellation, at the request of any person with legitimate interest, if the trademark has not been used in Brazil after 5 years as from the registration date, or if its use has been interrupted for more than 5 years. Furthermore, in the administrative sphere, the registration may be declared as void by INPI, whether ex-officio or upon opposition of third parties, if the registration has been granted in disagreement with the applicable legislation. Finally, it is impossible to lose the rights to the trademark in the judicial sphere.

168

Consequences of the loss of rights	Loss of rights to the trademarks implies that it will not be possible to prevent third parties from using identical or similar trademarks to indicate even competing products or services, given that the holder no longer holds the right to exclusive use of the trademark. The possibility also exists of legal actions being filed against the holder in the criminal and civil spheres on the grounds of undue use in case of violation of third party’s rights.

Type	Trademarks
Description	SOMM (combined mark)
Official No.	920806694
Class	33 – Alcoholic beverages (except beers)
Term	Sep. 24, 2020 to Jul. 20, 2031
Events that may cause loss of rights	It is incumbent on the INPI to decide on the registration of trademarks in Brazil. The Institute may deny the request for registration based on a court order, or upon opposition of third parties, if justified. Additionally, according to article 142 of LPI, other events may lead to loss of rights to the trademark, such as termination of effectiveness without request for renewal of the trademark on the due date (1 year before the expiration of the registration); total or partial waiver of rights by the holder; and cancellation, at the request of any person with legitimate interest, if the trademark has not been used in Brazil after 5 years as from the registration date, or if its use has been interrupted for more than 5 years. Furthermore, in the administrative sphere, the registration may be declared as void by INPI, whether ex-officio or upon opposition of third parties, if the registration has been granted in disagreement with the applicable legislation. Finally, it is impossible to lose the rights to the trademark in the judicial sphere.
Consequences of the loss of rights	Loss of rights to the trademarks implies that it will not be possible to prevent third parties from using identical or similar trademarks to indicate even competing products or services, given that the holder no longer holds the right to exclusive use of the trademark. The possibility also exists of legal actions being filed against the holder in the criminal and civil spheres on the grounds of undue use in case of violation of third party’s rights.

Type	Trademarks (application)
Description	CERVEJARIA COLORADO KUYÁ (combined mark)
Official No.	923254714
Class	32 – Beers; Non-alcoholic beverages; Mineral and sparkling waters; Fruit beverages and fruit juices; Syrups and other non-alcoholic preparations for making beverages
Term	10 years after registration was granted.

169

Events that may cause loss of rights	It is incumbent on the INPI to decide on the registration of trademarks in Brazil. The Institute may deny the request for registration based on a court order, or upon opposition of third parties, if justified. Additionally, according to article 142 of LPI, other events may lead to loss of rights to the trademark, such as termination of effectiveness without request for renewal of the trademark on the due date (1 year before the expiration of the registration); total or partial waiver of rights by the holder; and cancellation, at the request of any person with legitimate interest, if the trademark has not been used in Brazil after 5 years as from the registration date, or if its use has been interrupted for more than 5 years. Furthermore, in the administrative sphere, the registration may be declared as void by INPI, whether ex-officio or upon opposition of third parties, if the registration has been granted in disagreement with the applicable legislation. Finally, it is impossible to lose the rights to the trademark in the judicial sphere.
Consequences of the loss of rights	Loss of rights to the trademarks implies that it will not be possible to prevent third parties from using identical or similar trademarks to indicate even competing products or services, given that the holder no longer holds the right to exclusive use of the trademark. The possibility also exists of legal actions being filed against the holder in the criminal and civil spheres on the grounds of undue use in case of violation of third party’s rights.

Type	Trademarks
Description	CERVEJARIA COLORADO CAMBUCI ORGÂNICA (combined mark)
Official No.	922707146
Class	32 – Beers; mineral and sparkling waters and other non-alcoholic beverages; fruit beverages and fruit juices; syrups and other preparations for making beverages
Term	Apr. 20, 2021 to Mar. 15, 2032
Events that may cause loss of rights	It is incumbent on the INPI to decide on the registration of trademarks in Brazil. The Institute may deny the request for registration based on a court order, or upon opposition of third parties, if justified. Additionally, according to article 142 of LPI, other events may lead to loss of rights to the trademark, such as termination of effectiveness without request for renewal of the trademark on the due date (1 year before the expiration of the registration); total or partial waiver of rights by the holder; and cancellation, at the request of any person with legitimate interest, if the trademark has not been used in Brazil after 5 years as from the registration date, or if its use has been interrupted for more than 5 years. Furthermore, in the administrative sphere, the registration may be declared as void by INPI, whether ex-officio or upon opposition of third parties, if the registration has been granted in disagreement with the applicable legislation. Finally, it is impossible to lose the rights to the trademark in the judicial sphere.

170

Consequences of the loss of rights	Loss of rights to the trademarks implies that it will not be possible to prevent third parties from using identical or similar trademarks to indicate even competing products or services, given that the holder no longer holds the right to exclusive use of the trademark. The possibility also exists of legal actions being filed against the holder in the criminal and civil spheres on the grounds of undue use in case of violation of third party’s rights.

Type	Trademarks
Description	ZÉ DELIVERY (combined mark)
Official No.	910289107
Class	35 – Advertising; business management; business administration; office functions
Term	Nov. 18, 2015 to Jan. 09, 2028
Events that may cause loss of rights	It is incumbent on the INPI to decide on the registration of trademarks in Brazil. The Institute may deny the request for registration based on a court order, or upon opposition of third parties, if justified. Additionally, according to article 142 of LPI, other events may lead to loss of rights to the trademark, such as termination of effectiveness without request for renewal of the trademark on the due date (1 year before the expiration of the registration); total or partial waiver of rights by the holder; and cancellation, at the request of any person with legitimate interest, if the trademark has not been used in Brazil after 5 years as from the registration date, or if its use has been interrupted for more than 5 years. Furthermore, in the administrative sphere, the registration may be declared as void by INPI, whether ex-officio or upon opposition of third parties, if the registration has been granted in disagreement with the applicable legislation. Finally, it is impossible to lose the rights to the trademark in the judicial sphere.
Consequences of the loss of rights	Loss of rights to the trademarks implies that it will not be possible to prevent third parties from using identical or similar trademarks to indicate even competing products or services, given that the holder no longer holds the right to exclusive use of the trademark. The possibility also exists of legal actions being filed against the holder in the criminal and civil spheres on the grounds of undue use in case of violation of third party’s rights.

Type	Internet domain name
Description	ambev.com.br
Term	From Jul. 1, 1999 to Jul. 1, 2022, renewed on a yearly basis.
Events that may cause loss of rights	Through NIC.BR, it is incumbent on Brazil’s Internet Management Committee to decide on domain registration in the country. The cancellation of a domain name may take place when, among other reasons: holder’s express waiver through the relevant documentation required by NIC.br; non-payment of the amounts regarding domain maintenance; issue of court order; irregularities found in the entity’s record data.

171

Consequences of the loss of rights	Loss of rights to domain implies that it will not be possible to use and/or prevent third parties from using identical or similar domains, given that the holder no longer holds the right to use this Internet domain. The possibility also exists of legal actions being filed against the holder in the criminal and civil spheres on the grounds of undue use in case of violation of third party’s rights.

Type	Internet domain name
Description	skol.com.br
Term	From Feb. 22, 1996 to Feb. 22, 2023, renewed on a yearly basis.
Events that may cause loss of rights	Through NIC.BR, it is incumbent on Brazil’s Internet Management Committee to decide on domain registration in the country. The cancellation of a domain name may take place when, among other reasons: holder’s express waiver through the relevant documentation required by NIC.br; non-payment of the amounts regarding dominium maintenance; issue of court order; irregularities found in the entity’s record data.
Consequences of the loss of rights	Loss of rights to domains implies that it will not be possible to use and/or prevent third parties from using identical or similar domains, given that the holder no longer holds the right to use this Internet dominium. The possibility also exists of legal actions being filed against the holder in the criminal and civil spheres on the grounds of undue use in case of violation of third party’s rights.

Type	Internet domain name
Description	skolbeats.com.br
Term	From Apr. 27, 2000 to Apr. 27, 2022, renewed on a yearly basis.
Events that may cause loss of rights	Through NIC.BR, it is incumbent on Brazil’s Internet Management Committee to decide on domain registration in the country. The cancellation of a domain name may take place when, among other reasons: holder’s express waiver through the relevant documentation required by NIC.br; non-payment of the amounts regarding domain maintenance; issue of court order; irregularities found in the entity’s record data.
Consequences of the loss of rights	Loss of rights to domain implies that it will not be possible to use and/or prevent third parties from using identical or similar domains, given that the holder no longer holds the right to use this Internet domain. The possibility also exists of legal actions being filed against the holder in the criminal and civil spheres on the grounds of undue use in case of violation of third party’s rights.

Type	Internet domain name
Description	brahma.com.br
Term	From Feb. 22, 1996 to Feb. 22, 2023, renewed on a yearly basis.

172

Events that may cause loss of rights	Through NIC.BR, it is incumbent on Brazil’s Internet Management Committee to decide on domain registration in the country. The cancellation of a domain name may take place when, among other reasons: holder’s express waiver through the relevant documentation required by NIC.br; non-payment of the amounts regarding dominium maintenance; issue of court order; irregularities found in the entity’s record data.
Consequences of the loss of rights	Loss of rights to domains implies that it will not be possible to use and/or prevent third parties from using identical or similar domains, given that the holder no longer holds the right to use this Internet dominium. The possibility also exists of legal actions being filed against the holder in the criminal and civil spheres on the grounds of undue use in case of violation of third party’s rights.

Type	Internet domain name
Description	antarctica.com.br
Term	From Jan. 19, 1996 to Jan. 19, 2023, renewed on a yearly basis.
Events that may cause loss of rights	Through NIC.BR, it is incumbent on Brazil’s Internet Management Committee to decide on domain registration in the country. The cancellation of a domain name may take place when, among other reasons: holder’s express waiver through the relevant documentation required by NIC.br; non-payment of the amounts regarding dominium maintenance; issue of court order; irregularities found in the entity’s record data.
Consequences of the loss of rights	Loss of rights to domains implies that it will not be possible to use and/or prevent third parties from using identical or similar domains, given that the holder no longer holds the right to use this Internet dominium. The possibility also exists of legal actions being filed against the holder in the criminal and civil spheres on the grounds of undue use in case of violation of third party’s rights.

Type	Internet domain name
Description	antarcticasubzero.com.br
Term	From Jun. 19, 2009 to Jun. 19, 2022, renewed on a yearly basis.
Events that may cause loss of rights	Through NIC.BR, it is incumbent on Brazil’s Internet Management Committee to decide on domain registration in the country. The cancellation of a domain name may take place when, among other reasons: holder’s express waiver through the relevant documentation required by NIC.br; non-payment of the amounts regarding dominium maintenance; issue of court order; irregularities found in the entity’s record data.
Consequences of the loss of rights	Loss of rights to domains implies that it will not be possible to use and/or prevent third parties from using identical or similar domains, given that the holder no longer holds the right to use this Internet dominium. The possibility also exists of legal actions being filed against the holder in the criminal and civil spheres on the grounds of undue use in case of violation of third party’s rights.

173

Type	Internet domain name
Description	coronacerveja.com.br
Term	From May 27, 2014 to May 27, 2022, renewed on a yearly basis
Events that may cause loss of rights	Through NIC.BR, it is incumbent on Brazil’s Internet Management Committee to decide on domain registration in the country. The cancellation of a domain name may take place when, among other reasons: holder’s express waiver through the relevant documentation required by NIC.br; non-payment of the amounts regarding dominium maintenance; issue of court order; irregularities found in the entity’s record data.
Consequences of the loss of rights	Loss of rights to domains implies that it will not be possible to use and/or prevent third parties from using identical or similar domains, given that the holder no longer holds the right to use this Internet dominium. The possibility also exists of legal actions being filed against the holder in the criminal and civil spheres on the grounds of undue use in case of violation of third party’s rights.

Type	Internet domain name
Description	budweiser.com.br
Term	From Aug. 26, 2011 to Aug. 26, 2022, renewed on a yearly basis
Events that may cause loss of rights	Through NIC.BR, it is incumbent on Brazil’s Internet Management Committee to decide on domain registration in the country. The cancellation of a domain name may take place when, among other reasons: holder’s express waiver through the relevant documentation required by NIC.br; non-payment of the amounts regarding dominium maintenance; issue of court order; irregularities found in the entity’s record data.
Consequences of the loss of rights	Loss of rights to domains implies that it will not be possible to use and/or prevent third parties from using identical or similar domains, given that the holder no longer holds the right to use this Internet dominium. The possibility also exists of legal actions being filed against the holder in the criminal and civil spheres on the grounds of undue use in case of violation of third party’s rights.

Type	Internet domain name
Description	stellartoisbrasil.com.br
Term	From Sep. 23, 2011 to Sep. 23, 2022, renewed on a yearly basis.
Events that may cause loss of rights	Through NIC.BR, it is incumbent on Brazil’s Internet Management Committee to decide on domain registration in the country. The cancellation of a domain name may take place when, among other reasons: holder’s express waiver through the relevant documentation required by NIC.br; non-payment of the amounts regarding dominium maintenance; issue of court order; irregularities found in the entity’s record data.

174

Consequences of the loss of rights	Loss of rights to domains implies that it will not be possible to use and/or prevent third parties from using identical or similar domains, given that the holder no longer holds the right to use this Internet dominium. The possibility also exists of legal actions being filed against the holder in the criminal and civil spheres on the grounds of undue use in case of violation of third party’s rights.

Type	Internet domain name
Description	bohemia.com.br
Term	From Nov. 18, 1998 to Nov. 18, 2022, renewed on a yearly basis.
Events that may cause loss of rights	Through NIC.BR, it is incumbent on Brazil’s Internet Management Committee to decide on domain registration in the country. The cancellation of a domain name may take place when, among other reasons: holder’s express waiver through the relevant documentation required by NIC.br; non-payment of the amounts regarding dominium maintenance; issue of court order; irregularities found in the entity’s record data.
Consequences of the loss of rights	Loss of rights to domains implies that it will not be possible to use and/or prevent third parties from using identical or similar domains, given that the holder no longer holds the right to use this Internet dominium. The possibility also exists of legal actions being filed against the holder in the criminal and civil spheres on the grounds of undue use in case of violation of third party’s rights.

Type	Internet domain name
Description	guaranaantarctica.com.br
Term	From Oct. 27, 1999 to Oct. 27, 2022, renewed on a yearly basis.
Events that may cause loss of rights	Through NIC.BR, it is incumbent on Brazil’s Internet Management Committee to decide on domain registration in the country. The cancellation of a domain name may take place when, among other reasons: holder’s express waiver through the relevant documentation required by NIC.br; non-payment of the amounts regarding dominium maintenance; issue of court order; irregularities found in the entity’s record data.
Consequences of the loss of rights	Loss of rights to domains implies that it will not be possible to use and/or prevent third parties from using identical or similar domains, given that the holder no longer holds the right to use this Internet dominium. The possibility also exists of legal actions being filed against the holder in the criminal and civil spheres on the grounds of undue use in case of violation of third party’s rights.

Type	Internet domain name
Description	guarana.com.br
Term	From Oct. 18, 1996 to Oct. 18, 2022, renewed on a yearly basis.

175

Events that may cause loss of rights	Through NIC.BR, it is incumbent on Brazil’s Internet Management Committee to decide on domain registration in the country. The cancellation of a domain name may take place when, among other reasons: holder’s express waiver through the relevant documentation required by NIC.br; non-payment of the amounts regarding dominium maintenance; issue of court order; irregularities found in the entity’s record data.
Consequences of the loss of rights	Loss of rights to domains implies that it will not be possible to use and/or prevent third parties from using identical or similar domains, given that the holder no longer holds the right to use this Internet dominium. The possibility also exists of legal actions being filed against the holder in the criminal and civil spheres on the grounds of undue use in case of violation of third party’s rights.

Type	Internet domain name
Description	sukita.com.br
Term	From Mar. 20, 1996 to Mar. 20, 2023, renewed on a yearly basis.
Events that may cause loss of rights	Through NIC.BR, it is incumbent on Brazil’s Internet Management Committee to decide on domain registration in the country. The cancellation of a domain name may take place when, among other reasons: holder’s express waiver through the relevant documentation required by NIC.br; non-payment of the amounts regarding dominium maintenance; issue of court order; irregularities found in the entity’s record data.
Consequences of the loss of rights	Loss of rights to domains implies that it will not be possible to use and/or prevent third parties from using identical or similar domains, given that the holder no longer holds the right to use this Internet dominium. The possibility also exists of legal actions being filed against the holder in the criminal and civil spheres on the grounds of undue use in case of violation of third party’s rights.

Type	Internet domain name
Description	fusionenergydrink.com.br
Term	From Dec. 17, 2010 to Dec. 17, 2022, renewed on a yearly basis.
Events that may cause loss of rights	Through NIC.BR, it is incumbent on Brazil’s Internet Management Committee to decide on domain registration in the country. The cancellation of a domain name may take place when, among other reasons: holder’s express waiver through the relevant documentation required by NIC.br; non-payment of the amounts regarding dominium maintenance; issue of court order; irregularities found in the entity’s record data.
Consequences of the loss of rights	Loss of rights to domains implies that it will not be possible to use and/or prevent third parties from using identical or similar domains, given that the holder no longer holds the right to use this Internet dominium. The possibility also exists of legal actions being filed against the holder in the criminal and civil spheres on the grounds of undue use in case of violation of third party’s rights.

Type	Internet domain name
Description	aguaama.com.br

176

Term	From Nov. 7, 2016 to Nov. 7, 2022, renewed on a yearly basis.
Events that may cause loss of rights	Through NIC.BR, it is incumbent on Brazil’s Internet Management Committee to decide on domain registration in the country. The cancellation of a domain name may take place when, among other reasons: holder’s express waiver through the relevant documentation required by NIC.br; non-payment of the amounts regarding dominium maintenance; issue of court order; irregularities found in the entity’s record data.
Consequences of the loss of rights	Loss of rights to domains implies that it will not be possible to use and/or prevent third parties from using identical or similar domains, given that the holder no longer holds the right to use this Internet dominium. The possibility also exists of legal actions being filed against the holder in the criminal and civil spheres on the grounds of undue use in case of violation of third party’s rights.

Type	Internet domain name
Description	zedelivery.com.br
Term	5 years, with the need to renew after expiration date. From Aug. 5, 2017 to Aug. 5, 2023.
Events that may cause loss of rights	Through NIC.BR, it is incumbent on Brazil’s Internet Management Committee to decide on domain registration in the country. The cancellation of a domain name may take place when, among other reasons: holder’s express waiver through the relevant documentation required by NIC.br; non-payment of the amounts regarding dominium maintenance; issue of court order; irregularities found in the entity’s record data.
Consequences of the loss of rights	Loss of rights to domains implies that it will not be possible to use and/or prevent third parties from using identical or similar domains, given that the holder no longer holds the right to use this Internet dominium. The possibility also exists of legal actions being filed against the holder in the criminal and civil spheres on the grounds of undue use in case of violation of third party’s rights.

Type	Internet domain name
Description	emporiodacerveja.com.br
Term	3 years, with the need to renew after expiration date. From Sep. 22, 2006 to Sep. 22, 2022.
Events that may cause loss of rights	Through NIC.BR, it is incumbent on Brazil’s Internet Management Committee to decide on domain registration in the country. The cancellation of a domain name may take place when, among other reasons: holder’s express waiver through the relevant documentation required by NIC.br; non-payment of the amounts regarding dominium maintenance; issue of court order; irregularities found in the entity’s record data.

177

Consequences of the loss of rights	Loss of rights to domains implies that it will not be possible to use and/or prevent third parties from using identical or similar domains, given that the holder no longer holds the right to use this Internet dominium. The possibility also exists of legal actions being filed against the holder in the criminal and civil spheres on the grounds of undue use in case of violation of third party’s rights.

Type	Internet domain name
Description	sui.com.br
Term	1 year, with the need to renew after expiration date. From Nov. 21, 2018 to Nov. 21, 2022.
Events that may cause loss of rights	Through NIC.BR, it is incumbent on Brazil’s Internet Management Committee to decide on domain registration in the country. The cancellation of a domain name may take place when, among other reasons: holder’s express waiver through the relevant documentation required by NIC.br; non-payment of the amounts regarding dominium maintenance; issue of court order; irregularities found in the entity’s record data.
Consequences of the loss of rights	Loss of rights to domains implies that it will not be possible to use and/or prevent third parties from using identical or similar domains, given that the holder no longer holds the right to use this Internet dominium. The possibility also exists of legal actions being filed against the holder in the criminal and civil spheres on the grounds of undue use in case of violation of third party’s rights.

Type	Internet domain name
Description	wals.com.br
Term	3 years, with the need to renew after expiration date. From Nov. 9, 2007 to Nov. 9, 2022.
Events that may cause loss of rights	Through NIC.BR, it is incumbent on Brazil’s Internet Management Committee to decide on domain registration in the country. The cancellation of a domain name may take place when, among other reasons: holder’s express waiver through the relevant documentation required by NIC.br; non-payment of the amounts regarding dominium maintenance; issue of court order; irregularities found in the entity’s record data.
Consequences of the loss of rights	Loss of rights to domains implies that it will not be possible to use and/or prevent third parties from using identical or similar domains, given that the holder no longer holds the right to use this Internet dominium. The possibility also exists of legal actions being filed against the holder in the criminal and civil spheres on the grounds of undue use in case of violation of third party’s rights.

Type	Internet domain name
Description	cervejariacolorado.com.br
Term	3 years, with the need to renew after expiration date. From Mar. 17, 1998 to Mar. 17, 2023.

178

Events that may cause loss of rights	Through NIC.BR, it is incumbent on Brazil’s Internet Management Committee to decide on domain registration in the country. The cancellation of a domain name may take place when, among other reasons: holder’s express waiver through the relevant documentation required by NIC.br; non-payment of the amounts regarding dominium maintenance; issue of court order; irregularities found in the entity’s record data.
Consequences of the loss of rights	Loss of rights to domains implies that it will not be possible to use and/or prevent third parties from using identical or similar domains, given that the holder no longer holds the right to use this Internet dominium. The possibility also exists of legal actions being filed against the holder in the criminal and civil spheres on the grounds of undue use in case of violation of third party’s rights.

179

9.1 - Relevant non-current assets / 9.1.c – Equity interests

(i) Corporate Name and Corporate Taxpayer’s Registration Number (CNPJ)	(ii) Principal Place of Business	(iii) Principal Activities Conducted	(iv) Equity Interest	(v) Company	(vi) Registration with CVM	(vii) Equity interest book value (Shareholders’ Equity) (in thousands of Reais)	(viii) Percentage appreciation/devaluation of equity interest relating to book value			(ix) amount of dividends received in the past 3 fiscal years (R$)
			12/31/2021	(Subsidiary/Affiliate)		12/31/2021	2021	2020	2019	2021	2020	2019
RPO Latam Estratégia em Compras Ltda. CNPJ: 04.294.012/0001-27	Avenida Antarctica, 1891 (parte), Fazenda Santa Úrsula, Jaguariúna, SP, Brazil	(i) Professional and management development training; (ii) Business management consulting activities, except for specific technical consulting; (iii) Intermediation activities and commissioning of services and business in general, except real estate; (iv) Provision of IT services other than those previously specified; (v) Information Technology consulting services; (vi) Express delivery services; (vii) Cargo commissioning, except sea transportation; (viii) Highway cargo transportation, except hazardous products and moves, municipal; (ix) Loading and unloading; (x) Purchase and sale of own real estate; (xi) Other commercial representatives and agents specializing in products other than those previously specified; and (xii) Equity interest in other companies.	100.00%	Subsidiary	No	79,899	23%	39%	101%	-	-	-

180

(i) Corporate Name and Corporate Taxpayer’s Registration Number (CNPJ)	(ii) Principal Place of Business	(iii) Principal Activities Conducted	(iv) Equity Interest	(v) Company	(vi) Registration with CVM	(vii) Equity interest book value (Shareholders’ Equity) (in thousands of Reais)	(viii) Percentage appreciation/devaluation of equity interest relating to book value			(ix) amount of dividends received in the past 3 fiscal years (R$)
			12/31/2021	(Subsidiary/Affiliate)		12/31/2021	2021	2020	2019	2021	2020	2019
Cervejaria ZX S.A. CNPJ: 01.131.570/0001-83	Avenida Antarctica, 1891, Fazenda Santa Úrsula, Jaguariúna, SP, Brazil	(i) Manufacturing of beer and draft beer; (ii) cultivation of cereals, other than those previously specified; (iii) Manufacturing of food products other than those previously specified; (iv) Manufacturing of common ice; (v) Manufacturing of soft drinks; (vi) Wholesale trade of beer, draft beer, and soft drinks; (vii) Bars and other establishments specializing in serving beverages; (viii) Snack bars, tea houses, juice houses and the like; (ix) Manufacturing of miscellaneous products other than those previously specified; and (x) Non-financial institution holding companies.	100.00%	Subsidiary	No	143,544	-35%	51%	5%	-	-	-

181

(i) Corporate Name and Corporate Taxpayer’s Registration Number (CNPJ)	(ii) Principal Place of Business	(iii) Principal Activities Conducted	(iv) Equity Interest	(v) Company	(vi) Registration with CVM	(vii) Equity interest book value (Shareholders’ Equity) (in thousands of Reais)	(viii) Percentage appreciation/devaluation of equity interest relating to book value			(ix) amount of dividends received in the past 3 fiscal years (R$)
			12/31/2021	(Subsidiary/Affiliate)		12/31/2021	2021	2020	2019	2021	2020	2019
Arosuco Aromas e Sucos Ltda. CNPJ: 03.134.910/0001-55	Avenida Buriti, 5385, Distrito Industrial, Manaus, AM, Brazil	(i) Manufacturing of other food products; (ii) Manufacturing of beer and draft beer manufacturing; (iii) Manufacturing of malt, including malt whisky; (iv) Grinding and manufacturing of plant origin; (v) Manufacturing of common ice; (vi) Manufacturing of industrial gases; (vii) Production of certified seeds; (viii) Wholesale trade of beer, draft beer and soft drinks, among other; (ix) Wholesale trade of machines and equipment, parts and pieces; (x) Wholesale trade of pesticides, manure, fertilizers and soil preparers; (xi) Experimental research and development in physical and natural sciences; (xii) Manufacturing and wholesale trade of metal packaging; (xiii) Sales promotion; (xiv) Market research and polls; and (xv) Equity interest in other companies.	100.00%	Subsidiary	No	6,135,285	4%	15%	28%	1,874,202,776	238,443,925	374,079,295
B.Blend Máquinas e Bebidas Ltda. CNPJ: 22.172.203/0001-06	Rua Olimpíadas, 66, 5º andar, conjunto 52, São Paulo, SP, Brazil	(i) Wholesale trade specializing in food products other than those previously specified; (ii) Retail trade specializing in parts and accessories for home appliances, other than IT and communication products; (iii) Wholesale trade of consumer electronics and home appliances; (iv) Retail trade specializing in home appliances and audio and video equipment; and (v) Market research and polls.	50.00%	Joint Venture	No	127,017	-8%	0%	(4%)	-	-	-

182

(i) Corporate Name and Corporate Taxpayer’s Registration Number (CNPJ)	(ii) Principal Place of Business	(iii) Principal Activities Conducted	(iv) Equity Interest	(v) Company	(vi) Registration with CVM	(vii) Equity interest book value (Shareholders’ Equity) (in thousands of Reais)	(viii) Percentage appreciation/devaluation of equity interest relating to book value			(ix) amount of dividends received in the past 3 fiscal years (R$)
			12/31/2021	(Subsidiary/Affiliate)		12/31/2021	2021	2020	2019	2021	2020	2019
CRBS S.A. CNPJ: 56.228.356/0001-31	Avenida Antarctica, 1891, Fazenda Santa Úrsula, Jaguariúna, SP, Brazil	(i) Wholesale trade of beer, draft beer and soft drink; (ii) Wholesale trade of mineral water; (iii) Wholesale trade specialized in other food products not previously specified; (iv) Wholesale trade of packages; (v) Data processing, application service providers and hosting services on the internet; (vi) Promotion of sales; (vii) Other professional, scientific and technical activities; (viii) Management of non-financial intangible assets; (ix) Trade fair, conference, exhibition and party organization services; (x) Other service activities; and (xi) Interest in other companies.	0.01%	Subsidiary	No	250	52%	-9%	9%	-	-	-
Dahlen S.A. CNPJ: N/A	Calle Juncal, 1305 piso 21, Canelones 02, Uruguay	Non-financial institution holding companies	100.00%	Subsidiary	No	38,650	7%	29%	(92%)	-	-	116,432,015
Hohneck S.A. CNPJ: N/A	Calle Alsina 655, Piso 5º, Ciudad Autónoma de Buenos Aires, Argentina	Non-financial institution holding companies	100.00%	Subsidiary	No	5,157	-16%	1601%	(100%)	-	-	-
Ambev Luxemburgo S.à R.L CNPJ: N/A	15 Breedewues, L1259 – Senningerberg, Luxembourg	Non-financial institution holding companies	100.00%	Subsidiary	No	51,425,685	9%	32%	20%	-	-	-
Lizar Participações Ltda. CNPJ: 56.022.585/0001-03	Rua Dr. Renato Paes de Barros, 1.017, Edifício Corporate Park, 3º andar, conjuntos 31 e 32 (parte), Itaim Bibi, São Paulo, SP, Brazil	(i) Fund administration activities through agreement or commissioning; and (ii) Other secondary financial services activities not specified above.	100.00%	Subsidiary	No	70,352	2%	79%	55%	-	-	4,583,489
Maltería Pampa S.A. CNPJ: N/A	Salguero 2835 4º A, Ciudad Autónoma de Buenos Aires, Argentina	The business purpose of Maltería Pampa S.A. is to produce malt for use in beer manufacturing.	60.00%	Subsidiary	No	2,320,848	6%	9%	5%	-	-	-

183

(i) Corporate Name and Corporate Taxpayer’s Registration Number (CNPJ)	(ii) Principal Place of Business	(iii) Principal Activities Conducted	(iv) Equity Interest	(v) Company	(vi) Registration with CVM	(vii) Equity interest book value (Shareholders’ Equity) (in thousands of Reais)	(viii) Percentage appreciation/devaluation of equity interest relating to book value			(ix) amount of dividends received in the past 3 fiscal years (R$)
			12/31/2021	(Subsidiary/Affiliate)		12/31/2021	2021	2020	2019	2021	2020	2019
Tenedora CND S.A. CNPJ: N/A	Autopista 30 de Mayo, Distrito Nacional, Dominican Republic	Non-financial institution holding companies	80.61%	Subsidiary	No	7,919,011	-5%	24%	9%	2,064,836,567	933,781,857	272,986,413
Bebidas Fantásticas e Participações Limitada CNPJ: 24.398.780/0001-38	Avenida Antarctica, 1.891 (parte), Fazenda Santa Úrsula, CEP 13820-000, Jaguariúna, SP, Brazil	Non-financial institution holding companies	100.00%	Subsidiary	No	100,162	-26%	330%	(171%)	-	-	-
Cerveceria Nacional S de R.L CNPJ: N/A	Intersection of Avenida Ricardo J. Alfaro and Avenida Simon Bolivar Panama City, Panama	Production and wholesale of beverages, such as beer, water, and effervescent, carbonated and malt beverages.	100.00%	Subsidiary	No	3,442,515	-2%	23%	16%	533,718,900	290,418,876	82,716,000
Jalua Spain S.L. CNPJ: N/A	Calle Juan Vara Terán, 14, 38009, Santa Cruz de Tenerife, Spain	Non-financial institution holding companies	100.00%	Subsidiary	No	8,004,701	11%	17%	8%	-	-	-

Reasons for acquisition and maintenance of such interest (For all business listed above)

All equity purchases made by the Company are based on strategic decisions that are made by the management aiming at achieving the corporate purpose stated in the Company’s By-laws. Decisions regarding the purchase and maintenance of equity are intended to boost our commercial and economic growth, whether through the optimization of production and/or the performance of strategic investments. The Company holds equity in certain inputs producing and trading companies. The equity held in these companies is part of the Company’s strategy to optimize the management of its production processes. The equity held in companies located outside Brazil is part of the Company’s strategy to expand its activities abroad.

184

9.2 – Other material information

Not applicable, since all material information has been provided in other items.

185

10.1 – General financial and asset conditions

The financial information included in this section, except if otherwise expressly set forth, refer to our consolidated accounting statements related to the fiscal years that ended on December 31, 2021, 2020 and 2019. Our consolidated audited accounting statements were prepared in accordance with the International Financial Reporting Standards (“IFRSs”), issued by the International Accounting Standards Board (“IASB”), and in accordance with the accounting practices adopted in Brazil, that comprehend the accounting practices set forth in Law No. 6404/76 and the pronouncements, guidance and interpretations issued by the Accounting Pronouncement Committee (Comitê de Pronunciamentos Contábeis – CPC) and approved by CVM.

On January 1, 2019, we adopted IFRS 16 which establishes principles for the recognition, measurement, presentation and disclosure of leases and requires lessees to account for all leases under a single on-balance sheet model similar to the accounting for finance leases under IAS 17. IFRS 16 Leases replaces the current lease accounting requirements and introduces significant changes in the accounting, removing the distinction between operating and finance leases under IAS 17 Leases and related interpretations, and requires a lessee to recognize a right-of-use asset and a lease liability at lease commencement date. The impact to the accounting statements is demonstrated in the recognition of right-of-use assets and lease liabilities in the balance sheet.

The terms “Vertical Analysis” and “Variation” in the columns of certain tables below mean, respectively, (i) the percentage or line item in relation to the net income for the periods applicable to the results of our operations, or in relation to the total assets on the dates applicable to the statement of our balance sheet, and (ii) the comparison of ratios or line items in our combined accounting statements over a period of time.

For information on the effects of the COVID-19 pandemic on Company’s activities and its financial condition, see item 10.9 of this Reference Form.

The information under this item 10 of the Reference Form must be read and analyzed together with our consolidated accounting statements, available at our website (ri.ambev.com.br/en/) and at the CVM’s website (cvm.gov.br).

a) general financial and asset conditions.

The Executive Board understands that the Company presents sufficient equity and financial conditions to implement its business plan and perform its obligations of short and medium term.

2021

As of December 31, 2021, the Company had, in its current assets, a total of R$ 38,627.1 million, with R$ 18,542.3 million in cash and cash equivalents of the Company. The current liabilities as of December 31, 2021, amounted to R$ 38,866.4 million. The current liquidity ratio, used to assess the Company’s capacity of payment of the short-term obligations, was 1.0x. Its positions of cash net of bank overdrafts and cash net of debt[5] were R$ 18,511.8 million and R$ 15,411.3 million, respectively. The indebtedness indicator of net debt/EBITDA[6] was -0.68.

[5] The cash net of bank overdrafts position is represented by the balances of cash, cash equivalents and financial investments being deducted the balance of bank overdrafts. The cash net of debt position is represented by the cash net of bank overdrafts position added by balances of current financial investments and being deducted the balances of loans and financings. Both the cash net of bank overdrafts position and the cash net of debt position are performance indicators used by the Company, and they are not measured according to the Accounting Practices Adopted in Brazil or according to IFRS.

[6] The Company calculates the net debt as the balances of loans and financings being deducted the balances of current financial investments and cash net of bank overdrafts. The net debt/EBITDA is a performance indicator used by the Company, and it is not a measure according to the Accounting Practices Adopted in Brazil or according to IFRS.

186

2020

As of December 31, 2020, the Company had, in its current assets, a total of R$ 35,342.6 million, with R$ 18,790.4 million in cash and cash equivalents of the Company. The current liabilities as of December 31, 2020, amounted to R$ 33,478.0 million. The current liquidity ratio, used to assess the Company’s capacity of payment of the short-term obligations, was 1.1x. Its positions of cash net of bank overdrafts and cash net of debt[7] were R$ 18,790.4 million and R$ 13,998.1 million, respectively. The indebtedness indicator of net debt/EBITDA[8] was -0.65.

2019

As of December 31, 2019, the Company had, in its current assets, a total of R$ 27,621.1 million, with R$ 11,915.2 in cash and cash equivalents of the Company. The current liabilities as of December 31, 2019, amounted to R$ 25,011.0 million. The current liquidity ratio, used to assess the Company’s capacity of payment of the short-term obligations, was 1.1x. Its positions of cash net of bank overdrafts and cash net of debt were R$ 11,915.2 million and R$ 8,852.4 million, respectively. The indebtedness indicator of net debt/EBITDA was -0.42.

(in million of Reais)	12/31/2021	12/31/2020	12/31/2019
Total Current Assets	38,627.1	35,342.6	27,621.1
Total Current Liabilities	38,866.4	33,478.0	25,011.0
Net Working Capital Ratio (CA-CL)	-239.3	1,864.7	2,610.1
Net Cash of Bank Overdrafts	18,511.8	18,790.4	11,915.2
Cash net of debt	15,411.3	13,998.1	8,852.4

	12/31/2021	12/31/2020	12/31/2019
Current Liquidity Ratio	1.0	1.1	1.1
Indebtedness Indicator (Net Debt/ EBITDA)	-0.68	-0.65	-0.42

b) capital structure

Company’s Officers believe that its capital structure is adequate to meet the needs of its operations and to continue executing its growth plan.

Capital Structure	On December 31
	2021		2020		2019
	R$ million	%	R$ million	%	R$ million	%
Third-party financing(1)	54,584.9	39	50,045.5	40	39,186.9	39
Equity(2)	84,017.6	61	75,151.1	60	62,556.0	61

(1) The Company’s third-party financing is represented by the totality of the current and non-current liabilities.

(2) The Company’s equity is represented by the consolidated owner’s equity.

[7] The cash net of bank overdrafts position is represented by the balances of cash and cash equivalents being deducted the balance of bank overdrafts. The cash net of debt position is represented by the cash net of bank overdrafts position added by balances of current financial investments and being deducted the balances of loans and financings. Both the cash net of bank overdrafts position and the cash net of debt position are performance indicators used by the Company, and they are not measured according to the Accounting Practices Adopted in Brazil or according to IFRS.

[8] The Company calculates the net debt as the balances of loans and financings being deducted the balances of current financial investments and cash net of bank overdrafts. The net debt/EBITDA is a performance indicator used by the Company, and it is not a measure according to the Accounting Practices Adopted in Brazil or according to IFRS.

187

The Company’s capital structure was the following: (i) as of December 31, 2019 – 61% of equity and 39% of third-party financing; (ii) as of December 31, 2020 – 60% of equity and 40% of third-party financing; and (iii) as of December 31, 2021 – 61% of equity and 39% of third-party financing.

c) payment capacity in relation to financial commitments undertaken.

(in million of Reais)	12/31/2021	12/31/2020	12/31/2019
Total debt	3,100.5	4,792.2	3,062.8
Short-term debt	847.1	2,738.8	653.1
Total current assets	38,627.1	35,342.6	27,621.1
Cash and cash equivalents	18,542.3	18,790.4	11,915.2
Current liquidity ratio	1.0x	1.1x	1.1x
Cash net of debt	15,411.3	13,998.1	8,852.4

2021

Considering the Company’s debt profile, as described in 10.1(f) below (total debt of R$ 4,792.2 million as of December 31, 2021, of which R$ 847.1 million is short-term debt), its cash flow and liquidity position evidenced by total current assets (R$ 38,627.1 million), cash and cash equivalents (R$ 18,542.3 million), current liquidity ratio (1.0x) and cash net of debt (R$ 15,411.3 million), all as of December 31, 2021, indicated in 10.1 (a) above, the directors believe that the Company has sufficient liquidity and capital resources to cover the investments, costs, expenses, debts and other amounts payable over the next few years, although they cannot guarantee that this situation will remain unchanged. In case it may be necessary to take out new loans to finance its investments and acquisitions, the directors believe that the Company has capacity to do so.

2020

Considering the Company’s debt profile, as described in 10.1(f) below (total debt of R$ 4,792.2 million as of December 31, 2020, of which R$ 2,738.8 million is short-term debt), its cash flow and liquidity position evidenced by total current assets (R$ 35,342.6 million), cash and cash equivalents (R$ 18,790.4 million), current liquidity ratio (1.1x) and cash net of debt (R$ 13,998.1 million), all as of December 31, 2020, indicated in 10.1 (a) above, the directors believe that the Company has sufficient liquidity and capital resources to cover the investments, costs, expenses, debts and other amounts payable over the next few years, although they cannot guarantee that this situation will remain unchanged. In case it may be necessary to take out new loans to finance its investments and acquisitions, the directors believe that the Company has capacity to do so.

2019

Considering the Company’s debt profile, as described in 10.1(f) below (total debt of R$ 3,062.8 million as of December 31, 2019, of which R$ 653.1 million is short-term debt), its cash flow and liquidity position evidenced by total current assets (R$ 27,621.1 million), cash and cash equivalents (R$ 11,915.2 million), current liquidity ratio (1.1x) and cash net of debt (R$ 8,852.4 million), all as of December 31, 2019, indicated in 10.1 (a) above, the directors believe that the Company has sufficient liquidity and capital resources to cover the investments, costs, expenses, debts and other amounts payable over the next few years, although they cannot guarantee that this situation will remain unchanged. In case it may be necessary to take out new loans to finance its investments and acquisitions, the directors believe that the Company has capacity to do so.

188

d) sources of financing for working capital and investments in non-current assets used.

The Company’s working capital cycle has substantially evolved every year since 2014 and there is no need to raise new loans to finance working capital in the management’s opinion.

With regard to investments in non-current assets, the Company’s current cash position and the expected cash flow generation are sufficient to cover these investments. In any case, the Company has wide access to funding sources should there be an occasional need for supplemental cash funding for such investments.

e) sources of financing for working capital and for investments in non-current assets that it intends to use to cover liquidity shortfalls.

The Company has access to credit facilities extended by leading Brazilian and foreign banks, and has already raised funds in domestic and international capital markets. The Company’s current investment grade rating issued by key international rating agencies facilitates its access to additional financing arrangements that could be used to compensate any potential liquidity shortcomings. On December 31, the Company had a Baa3 risk credit by Moody`s and BBB by S&P.

f) levels of indebtedness and characteristics of debts.

i. relevant financing and loan agreements

Please, find below additional information related to each one of the fiscal years that ended on December 31, 2021, 2020 and 2019:

2021

The Company's debt was structured in a manner to avoid significant concentration of maturities in each year and is tied to different interest rates. The most significant rates are: (i) Fixed Rate for BNDES/FINEP and international loans; (ii) Interbank Deposit Certificate (“CDI”) for loans in Brazil; (iii) Reference Interest Rate (“TR”) for the CRI 2030 operation; and (iv) fixed rate for international loans.

As of December 31, 2021, the Company was in compliance with its contractual obligations for its loans and financings and with any applicable borrowing limits.

Debt Profile – December 31, 2021

Debt Instruments	2022	2023	2024	2025	2026	After	Total
BNDES debt	-	-	-	-	-	-	-
Par Value	44.3	35.8	1.2	-	-	-	81.3
TJLP or TR + Average Pay Rate	3.6%	3.6%	3.6%	-	-	-	3.6%
International Debt	-	-	-	-	-	-	-
Other Latin-American currencies – fixed rate	48.7	65.2	59.8	52.3	-	-	226.0
Average Pay Rate	11.3%	11.3%	11.3%	11.3%	-	-	11.3%
US dollar – fixed rate	17.5	-	-	-	-	-	17.5
Average Pay Rate	12.7%	-	-	-	-	-	12.7%
US dollar – floating rate	-	-	-	-	-	-	-
Average Pay Rate	-	-	-	-	-	-	-

189

Canadian dollar – floating rate	-	-	-	-	-	-	-
Average Pay Rate	-	-	-	-	-	-	-
Canadian dollar – fixed rate	91.7	99.2	31.3	90.9	117.8	-	430.8
Average Pay Rate	2.5%	2.5%	2.5%	2.5%	2.5%	-	2.5%
Debt in Reais - ICMS fixed rate	-	-	-	-	-	-	-
Par Value	37.3	39.7	21.6	8.1	3.8	-	130.1
Average Pay Rate	5.0%	5.0%	5.0%	5.0%	5.0%	-	5.0%
Debt in Reais - fixed rate	-	-	-	-	-	-	-
Par Value	524.7	506.0	406.8	243.9	141.2	309.3	2,131.9
Average Pay Rate	7.5%	7.5%	7.5%	7.5%	7.5%	7.5%	7.5%
Debt in Reais - floating rate	-	-	-	-	-	-	-
Par Value	83.0	-	-	-	-	-	83.0
Average Pay Rate	11.6%	-	-	-	-	-	11.6%
Total indebtedness	847.1	745.9	520.6	395.2	262.7	329.0	3,100.5

2020

The Company's debt was structured in a manner to avoid significant concentration of maturities in each year and is tied to different interest rates. The most significant rates are: (i) fixed rate for the Bond 2021, BNDES/FINEP and loan from Banco BNP Paribas; (ii) Fixed Rate for loans from Brazilian Bank of Economic and Social Development (“BNDES”); (iii) TR for the CRI 2030 operation; and (iv) floating rate (Libor) for international loans and CDI for the loan from Itaú.

As of December 31, 2020, the Company was in compliance with its contractual obligations for its loans and financings and with any applicable borrowing limits.

Debt Profile – December 31, 2020

Debt Instruments	2021	2022	2023	2024	2025	After	Total
TJLP BNDES debt or TR floating rate
Par Value	11.60	12.29	12.27	13.43	14.69	96.94	161.2
TJLP or TR + Average Pay Rate	9.3%	9.3%	9.3%	9.3%	9.3%	9.3%
International Debt
Other Latin-American currencies – fixed rate	436.33	95.30	9.73	7.18	14.24	27.21	590.0
Average Pay Rate	8%	8%	8%	8%	8%	8%
US dollar – fixed rate	4.9	-	-	-	-	-	4.9
Average Pay Rate	4.2%	-	-	-	-	-	-
US dollar – floating rate	-	-	-	-	-	-	-
Average Pay Rate	-	-	-	-	-	-	-

190

Canadian dollar – floating rate	-	-	-	-	-	-	-
Average Pay Rate	-	-	-	-	-	-	-
Canadian dollar – fixed rate	64.9	54.8	51.1	42.8	24.7	104.3	342.6
Average Pay Rate	3.5%	3.5%	3.5%	3.5%	3.5%	3.5%	-
Debt in Reais - ICMS fixed rate
Par Value	36.7	34.1	20.7	3.0	5.6	35.5	135.7
Average Pay Rate	4.5%	4.5%	4.5%	4.5%	4.5%	4.5%	-
Debt in Reais - fixed rate
Par Value	1,333.1	337.0	278.2	169.1	195.0	393.1	2,705.5
Average Pay Rate	5.4%	5.4%	5.4%	5.4%	5.4%	5.4%	-
Debt in Reais - floating rate
Par Value	851.3	1.1	-	-	-	-	852.4
Average Pay Rate	3.9%	3.9%	-	-	-	-
Total indebtedness	2,738.8	534.6	372.0	235.6	254.2	657.1	4,792.2

2019

The Company's debt was structured in a manner to avoid significant concentration of maturities in each year and is tied to different interest rates. The most significant rates are: (i) fixed rate for the Bond 2021 and BNDES/FINEP; (ii) Long-Term Interest Rate (TJLP) for loans from BNDES; (iii) TR for the CRI 2030 operation; and (iv) floating rate (Libor) for international loans.

As of December 31, 2019, the Company was in compliance with its contractual obligations for its loans and financings and with any applicable borrowing limits.

Debt Profile – December 31, 2019

Debt Instruments	2020	2021	2022	2023	2024	After	Total
TJLP BNDES debt or TR floating rate
Par Value	10.0	10.5	14.0	12.3	13.4	111.6	171.8
TJLP or TR + Average Pay Rate	9.3%	9.3%	9.3%	9.3%	9.3%	9.3%	-
International Debt
Other Latin-American currencies – fixed rate	34.4	230.6	14.1	13.0	17.5	38.3	348.0
Average Pay Rate	10.0%	10.0%	10.0%	10.0%	10.0%	10.0%	-
US dollar – fixed rate	10.9	8.1	-	-	-	-	19.1
Average Pay Rate	4.7%	4.7%	0.0%	0.0%	0.0%	0.0%	-
US dollar – floating rate	95.1	0.2	-	-	-	-	95.3
Average Pay Rate	4.1%	4.1%	0.0%	0.0%	0.0%	0.0%	-

191

Canadian dollar – floating rate	38.0	39.3	36.3	55.2	26.4	48.5	243.7
Average Pay Rate	3.5%	3.5%	3.5%	3.5%	3.5%	3.5%
Canadian dollar – fixed rate	0.5	-	-	-	-	-	0.5
Average Pay Rate	2.7%	-	-	-	-	-	-
Debt in Reais - ICMS fixed rate
Par Value	40.4	34.7	23.2	4.9	0.8	22.4	126.4
Average Pay Rate	6.1%	6.1%	6.1%	6.1%	6.1%	6.1%	-
Debt in Reais - fixed rate
Par Value	423.9	568.5	368.8	161.4	80.7	454.9	2,058.1
Average Pay Rate	7.9%	7.8%	7.8%	7.8%	7.8%	7.8%
Total indebtedness	653.1	892.0	456.4	246.8	138.8	675.6	3,062.8

ii. other long-term relations with financial institutions

The Company has other long-term relations with financial institutions, such as payroll agreements, derivative operations and guarantee agreements, which are not individually relevant.

iii. subordination degree among the debts

In the years ended on December 31, 2021, 2020 and 2019, the Company's loans had equal rights to payment without subordination clauses. Except for the credit lines due to FINAME contracted by the Company with BNDES, where collateral is provided on assets acquired with the credit granted which serve as collateral; other loans and financing contracted by the Company provide only personal guarantees as collateral or are unsecured.

iv. any restrictions imposed to the issuer, especially concerning the limit of indebtedness and contracting of new debts, the distribution of dividends, the sale of assets, the issue of new securities and the sale of the corporate control, as well as if those restrictions are being complied with by the issuer

Most of the loan contracts contain financial covenants including:

(i) financial covenants, including restrictions on new borrowing;

(ii) going concern;

(iii) maintenance, in use or in good condition for the business, of the Company's assets;

(iv) restrictions on acquisitions, mergers, sale or disposal of its assets;

(v) disclosure of accounting statements and balance sheets;

(vi) prohibition related to new real guarantees for loans contracted, except if (a) expressly authorized under the agreement or (b) new loans contracted from financial institutions linked to the Brazilian government - including the BNDES or foreign governments; - or foreign governments, multilateral financial institutions (e.g., World Bank) or located in jurisdictions in which the Company operates.

As of December 31, 2021, 2020 and 2019, the Company was in compliance with its (financial or not financial) contractual obligations for its loans and financings.

g) borrowing limits contracted and percentages utilized

As of December 31, 2021, the Company had loans with BNDES, FINEP and FINAME credit facilities and loans with private banks in the amount of R$ 3,100.5 billion. Of this total, R$ 2,639.3 billion (85.1%) are being used, with R$ 461.2 million (14.9%) still available.

192

h) significant changes to each item of the Accounting Statements

The following table shows the amounts outstanding on the Company balance sheet for the periods indicated.

BALANCE SHEET

(in million of Reais)
	December 31
Assets	2021	2020	2019

Cash and cash equivalents	16,627.7	17,090.3	11,900.7
Investment securities	1,914.6	1,700.0	14.6
Derivative financial instruments	597.4	505.9	172.1
Trade receivables	4,791.6	4,303.1	4,495.5
Inventories	11,000.3	7,605.9	5,978.6
Income tax and social contributions recoverable	631.5	1,759.2	1,831.4
Recoverable taxes	1,981.1	1,527.9	2,242.7
Other assets	1,082.8	850.0	985.5
Current Assets	38,627.1	35,342.3	27,621.1

Investment securities	192.9	213.9	163.6
Derivative financial instruments	1.5	3.4	1.2
Income tax and social contributions recoverable	6,326.9	4,495.0	4,331.9
Recoverable taxes	6,005.4	5,695.8	671.1
Deferred tax assets	4,727.8	4,560.8	2,950.1
Other assets	2,063.3	2,141.6	1,751.7
Employee Benefits	27.8	33.6	56.2
Investments	305.1	337.4	303.4
Property, plant and equipment	29,224.2	24,768.4	22,576.3
Intangible	8,689.0	7,580.6	6,306.4
Goodwill	42,411.2	40,023.5	35,009.9
Non-current assets	99,975.3	89,854.0	74,121.8

193

Total assets	138,602.5	125,196.3	101,742.9

Equity and liabilities

Trade payables	25,077.9	19,339.2	15,069.6
Derivative financial instruments	492.5	329.8	355.3
Interest-bearing loans and borrowings	847.1	2,738.8	653.1
Bank overdrafts	30.5	-	-
Wages and salaries	2,439.4	925.5	833.0
Dividends and interest on shareholders’ equity payable	1,425.0	2,454.7	956.6
Income tax and social contribution payable	1,491.0	1,167.3	1,394.2
Taxes and contributions payable	4,585.9	4,549.5	4,108.5
Other liabilities	2,304.5	1,848.1	1,530.7
Provisions	172.3	124.9	110.0
Current liabilities	38,866.4	33,477.8	25,011.0

Trade payables	617.0	655.8	309.5
Derivative financial instruments	-	-	0.1
Interest-bearing loans and borrowings	2,253.4	2,053.5	2,409.7
Deferred tax assets	3,214	3,043.4	2,371.1
Income tax and social contribution payable (i)	1,686.9	1,912.6	2,219.5
Taxes and contributions payable	704.1	684.3	645.2
Put option granted on subsidiaries and other liabilities	3,445.2	4,226.6	3,145.3
Provisions	603.8	447.1	371.0
Employee benefits	3,194	3,544.0	2,704.5
Non-current liabilities	15,718.4	16,567.3	14,175.9

Total liabilities	54,584.9	50,045.1	39,186.9

194

Equity
Issued capital	58,042.4	57,899.1	57,866.8
Reserves	86,378.8	80,905.6	75,685.7
Carrying value adjustments	(61,778.2)	(64,989.0)	(72,274.5)
Equity attributable to the equity holders of Ambev	82,643.0	73,815.7	61,278.0
Non-controlling interests	1,374.6	1,335.5	1,278.0
Total Equity	84,017.6	75,151.2	62,556.0

Total equity and liabilities	138,602.5	125,196.3	101,742.9

For additional information on the accounting practices adopted by the Company, see section 10.5.

Comparative analysis of Balance Sheets - As of December 31, 2021 and December 31, 2020

(in million of Reais, except percentages)
	December 31
	2021	Vertical Analysis	2020	Vertical Analysis	Variation 2021/2020

Assets
Cash and cash equivalents	16,627.7	12.0%	17,090.3	13.7%	-3%
Investment securities	1,914.6	1.4%	1,700.0	1.4%	11%
Derivative financial instruments	597.4	0.4%	505.9	0.4%	15%
Trade receivables	4,791.6	3.5%	4,303.1	3.4%	10%
Inventories	11,000.3	7.9%	7,605.9	6.1%	31%
Income tax and social contributions recoverable	631.5	0.5%	1,759.2	1.4%	-179%
Recoverable taxes	1,981.1	1.4%	1,527.9	1.2%	23%
Other assets	1,082.8	0.8%	850.0	0.7%	21%
Current assets	38,627.1	27.9%	35,342.3	28.2%	9%

Investment securities	192.9	0.1%	213.9	0.2%	-11%
Derivative financial instruments	1.5	0.0%	3.4	0.0%	-127%
Income tax and social contributions recoverable	6,326.9	4.6%	4,495.0	3.6%	29%
Recoverable taxes	6,005.4	4.3%	5,695.8	4.5%	5%
Deferred tax assets	4,727.8	3.4%	4,560.8	3.6%	4%
Other assets	2,063.3	1.5%	2,141.6	1.7%	-4%
Employee benefits	27.8	0.0%	33.6	0.0%	-21%
Investments	305.1	0.2%	337.4	0.3%	-11%
Property, plant and equipment	29,224.2	21.1%	24,768.4	19.8%	15%
Intangible	8,689.0	6.3%	7,580.6	6.1%	13%
Goodwill	42,411.2	30.6%	40,023.5	32.0%	6%
Non-current assets	99,975.3	72.1%	89,854.0	71.8%	10%

Total assets	138,602.5	100%	125,196.3	100%	10%

Equity and Liabilities

195

Trade payables	25,077.9	18.1%	19,339.2	38.6%	23%
Derivative financial instruments	492.5	0.4%	329.8	0.7%	33%
Interest-bearing loans and borrowings	847.1	0.6%	2,738.8	5.5%	-223%
Overdraft account	30.5	0.0%	-	0.0%	100%
Wages and salaries	2,439.4	1.8%	925.5	1.8%	62%
Dividends and interest on shareholders’ equity payable	1,425.0	1.0%	2,454.7	4.9%	-72%
Income tax and social contribution payable	1,491.0	1.1%	1,167.3	2.3%	22%
Taxes and contributions payable	4,585.9	3.3%	4,549.5	9.1%	1%
Other liabilities	2,304.5	1.7%	1,848.1	3.7%	20%
Provisions	172.3	0.1%	124.9	0.2%	28%
Current liabilities	38,866.4	28%	33,477.8	66.9%	14%

Trade payables	617.0	0.4%	655.8	1.3%	-6%
Derivative financial instruments	-	0.0%	-	0.0%	-%
Interest-bearing loans and borrowings	2,253.4	1.6%	2,053.5	4.1%	9%
Deferred tax assets	3,214	2.3%	3,043.4	6.1%	5%
Income tax and social contribution payable	1,686.9	1.2%	1,912.6	3.8%	-13%
Taxes and contributions payable	704.1	0.5%	684.3	1.4%	3%
Put option granted on subsidiary and other liabilities	3,445.2	2.5%	4,226.6	8.4%	-23%
Provisions	603.8	0.4%	447.1	0.9%	26%
Employee benefits	3,194	2.3%	3,544.0	7.1%	-11%
Non-current liabilities	15,718.4	11.3%	16,567.3	33.1%	-5%

Total liabilities	54,584.9	39.4%	50,045.1	100%	8%

Equity
Issued capital	58,042.4	41.9%	57,899.1	46.2%	-%
Reserves	86,378.8	62.3%	80,905.6	64.6%	6%
Carrying value adjustments	(61,778.2)	-44.6%	(64,989.0)	-51.9%	-5%
Equity attributable to equity holders of Ambev	82,643.0	59.6%	73,815.7	59.0%	11%
Non-controlling interests	1,374.6	1.0%	1,335.5	1.1%	3%
Total equity	84,017.6	60.6%	75,151.2	60.0%	11%

Total equity and liabilities	138,602.5	100%	125,196.3	100.0%	10%

Assets

Cash and cash equivalents

As of December 31, 2021, the balance of cash and cash equivalents and short-term financial investments amounted to R$ 18,542.3 million, compared to R$ 18,790.3 million as of December 31, 2020. The decrease of R$ 248.0 million, or -1.3%, is a result particularly from a higher payment of dividends and interest on equity.

Trade receivables

As of December 31, 2021, the balance of trade receivables amounted to R$ 4,791.6 million, compared to R$ 4,303.1 million as of December 31, 2020, an increase of R$ 488.5 million, or +11.4%.

196

Inventories

As of December 31, 2021, the balance of inventories amounted to R$ 11,000.3 million, compared to R$ 7,605.9 million as of December 31, 2020. The increase of R$ 3,394.4 million, or 44.6%, is demonstrated in the chart below:

(in million Reais)	2021	2020
Finished products	3,626.6	2,575.5
Work in progress	672.5	518.3
Raw materials and consumables	5,306.2	3,513.0
Spare parts and other	906.8	758.8
Prepayments	645.9	381.4
Impairment losses	(157.8)	(141.1)
	11,000.3	7,605.9

Tax receivable

As of December 31, 2021, the balance of taxes and contributions receivable, current and non-current, amounted to R$ 14,944.9 million, compared to R$ 13,477.9 million as of December 31, 2020. The variation in the balances is mainly explained by the recognition of PIS/COFINS credits.

Property, plant and equipment

	2021	2020
Property, plant and equipment	26,664.1	22,852.9
Right of use assets	2,560.2	1,915.5
	29,224.3	24,768.4

As of December 31, 2021, the balance of property, plant and equipment amounted to R$ 29,224.3 million, compared to R$ 24,768.4 million as of December 31, 2020. The movement that resulted in a net increase of R$ 4,455.9 million, or 18.0%, is demonstrated in the chart below:

	2021					2020
	Land and buildings	Plant and equipment	Fixtures and fittings	Under construction	Total	Total
Acquisition Cost
Initial balance	12,385.1	34,037.4	7,219.4	2,830.7	56,472.6	49,115.0
Effect of movements in foreign exchange in balance sheet	54.1	129.0	4.3	6.0	193.4	3,102.0
Effect of application of IAS 29 (hyperinflation)	544.2	1,170.1	216.4	148.7	2,079.4	1,893.0
Acquisition through share exchange	-	-	-	-	-	-
Acquisitions through business combination	0.9	8.6	0.5	1.1	11.1	15.5
Acquisitions	11.3	960.1	45.2	6,294.5	7,311.1	4,421.9
Disposals and write-offs	(117.7)	(1,238.4)	(360.4)	(3.4)	(1,719.9)	(1,692.7)
Transfers from (to) other asset categories	662.0	2,402.9	401.5	(3,872.9)	(406.5)	(382.1)
Others	-	-	-	-	-	-
Final balance	13,539.9	37,469.7	7,526.9	5,404.7	63,941.2	56,472.6

Depreciation
Initial balance	(3,993.6)	(23,831.0)	(5,795.1)	-	(33,619.7)	(28,567.3)

197

Effect of movements in foreign exchange in balance sheet	(39.7)	(52.4)	10.6	-	(81.5)	(1,658.5)
Effect of application of IAS 29 (hyperinflation)	(94.1)	(557.6)	(146.6)	-	(798.3)	(1,021.8)
Acquisitions through business combination	(0.3)	(1.1)	(0.2)	-	(1.6)	-
Depreciation	(398.1)	(3,098.5)	(634.4)	-	(4,131.0)	(3,896.4)
Disposals and write-offs	46.6	1,222.6	320.6	-	1,589.8	1,662.7
Transfers (from) to other asset categories	36.6	1.3	5.4	-	43.3	48.2
Others	(7.1)	(269.0)	(2.1)	-	(278.2)	(186.6)
Final balance	(3,993.6)	(23,831.0)	(5,795.1)	-	(33,619.7)	(3,896.4)
Carrying amount:
On December 31, 2020	8,391.5	10,206.4	1,424.3	2,830.7	22,852.9
On December 31, 2021	9,090.2	10,884.0	1,285.1	5,404.7	26,664.0

Right of use assets:

	2021				2020

	Properties	Plant and Equipment	Others	Total	Total
Acquisition Cost	1,791.6	1,905.9	175.5	3,873.0
Initial balance (i)	51.8	4.0	6.3	62.1	3,361.1
Effect of movements in foreign exchange in balance sheet	803.9	1,409.6	71.2	2,284.7	149.3
Additions	(312.4)	(1,327.8)	(122.7)	(1,762.9)	366.6
Write-offs	(27.7)	(76.5)	90.2	(14.0)
Transfers from (to) other asset categories	2,307.2	1,915.2	220.5	4,442.9	(4.0)
Final balance	1,791.6	1,905.9	175.5	3,873.0	3,873.0

Depreciation
Initial balance	(812.9)	(1,017.9)	(126.7)	(1,957.5)	(1,332.5)
Effect of movements in foreign exchange in balance sheet	(19.3)	(1.5)	(3.6)	(24.4)	(49.3)
Depreciation	(476.3)	(489.4)	(58.7)	(1,024.4)	(580.6)
Write-offs	205.8	794.9	109.6	1,110.3
Transfers (from) to other asset categories	1.5	43.1	(31.2)	13.4	4.9
Final balance	(1,101.2)	(670.8)	(110.6)	(1,882.6)	(1,957.5)
Carrying amount:
On December 31, 2020	978.7	888.0	48.8	1,915.5
On December 31, 2021	1,206.0	1,244.4	109.9	2,560.3

(i) Balances adjusted for comparative purposes.

198

Intangible Assets

As of December 31, 2021, the balance of the intangible assets amounted to R$ 8,689.0 million, compared to R$ 7,580.6 million, as of December 31, 2020. The net increase of R$ 1,108.5 million, or 14.6%, is a result mainly of the application of the Accounting and Disclosure Rule in Highly Inflationary Economy (IAS 29/CPC 42) in Argentina, as described in item 10.5 – Critical accounting policies – “(x) Accounting and disclosure rule in highly inflationary economy”.

Goodwill

As of December 31, 2021, the balance of goodwill amounted to R$ 42,411.3 million, compared to R$ 40,023.5 million as of December 31, 2020. The movement that resulted in a net increase of R$ 2,387.8 million is demonstrated in the chart below:

	2021	2020
Initial Balance	40,023.5	35,009.9
Effect of movements in foreign exchange in balance sheet	1,255.3	4,006.9
Effect of application of IAS 29/ (hyperinflation)	1,092.4	605.4
Acquisition, (write-off) and disposal through business combinations	40.1	401.3
Final balance	42,411.3	40,023.5

Liabilities

Trade payables

As of December 31, 2021, the balance of the current trade payables amounted to R$ 25,077.9 million, compared to R$ 19,339.2 million as of December 31, 2020, an increase of R$ 5,738.7 million, or 29.7%. The balance of non-current trade payables amounted to R$ 617.1 million as of December 31, 2021, compared to R$ 655.9 million in the same period in 2020, a decrease of R$ 38.8 million, or 5.9%.

Interest-bearing loans and borrowings

The current and non-current interest-bearing loans and borrowings amounted to R$ 3,100.5 million as of December 31, 2021, compared to R$ 4,792.3 million as of December 31, 2020, a decrease of R$ 1,691.7 million, or 35.3%, in the gross indebtedness in the year ended on December 31, 2021.

Income tax and social contribution payable

As of December 31, 2021, the balance of current and non-current income tax and social contribution amounted to R$ 3,177.9 million, compared to R$ 3,079.9 million as of December 31, 2020, an increase of R$ 98.0 million, explained mainly by the increase on results of the group's companies, partially offset by the payment of the installments regarding adhesion to PERT 2017. As announced on September 29, 2017, the Company adhered to a special tax regularization program, involving tax contingencies under dispute, including contingencies related to the income tax and social contribution on profits. The total amount to be paid is approximately R$ 3.5 billion, of which approximately R$ 1.0 billion was paid in 2017, and the remaining is being paid in 145 monthly installments as from January 2018, added by interests.

Equity

As of December 31, 2021, the balance of equity amounted to R$ 84,017.6 million, compared to R$ 75,151.2 million as of December 31, 2020. The main reasons for the variation in equity accounts were: (i) profit in the year of R$ 13,122.6 million; (ii) the effect of the application of the Accounting and Disclosure Rule in Highly Inflationary Economy (IAS 29/CPC 42) in Argentina, as described in item 10.5 – Critical accounting policies – “(x) Accounting and disclosure rule in highly inflationary economy”; and (iii) distribution of dividends and IOC of R$ 9,499.6 million.

199

Deferred income tax and social contribution (Assets and Liabilities)

As of December 31, 2021, the balance of the deferred income tax and social contribution (assets and liabilities) amounted to R$ 1,513.8 million in assets, compared to R$ 1,517.4 million in assets as of December 31, 2020. The variation of R$ 3.7 million is described in the charts below, which demonstrate the composition of the deferred tax by type of temporary difference.

(in million Reais)	2021
	Assets	Liabilities	Net
Investment securities	12.5	(2.5)	10.0
Intangible	-	(1,634.5)	(1,634.5)
Employee Benefits	1,278.2	(2.0)	1,276.2
Trade payables	4,113.3	(1.1)	4,112.2
Trade receivables	50.6	-	50.6
Derivatives	232.2	(72.4)	159.8
Interest-Bearing Loans and Borrowings	-	(1.6)	(1.6)
Inventories	328.2	(49.1)	279.1
Property, plant and equipment	645.4	(2,027.0)	(1,381.6)
Withholding tax over undistributed profits and royalties	-	(2,079.5)	(2,079.5)
Investments	-	(421.6)	(421.6)
Loss carry forwards	1,298.8	-	1,298.8
Provisions	696.9	(0.2)	696.7
Impact of the adoption of IFRS 16/ (Leases)	78.6	(0.3)	78.3
ICMS from the assessment bases of PIS/COFINS	-	(1,019.6)	(1,019.6)
Other items	110.3	(19.9)	90.4
Gross deferred tax assets/(liabilities)	8,845.0	(7,331.3)	1,513.7
Netting by taxable entity	(4,117.3)	4,117.3	-
Net deferred tax assets/(liabilities)	4,727.7	(3,214.0)	1,513.7

(in million Reais)	2020
	Assets	Liabilities	Net
Investment securities	10.1	-	10.1
Intangible	-	(1,253.0)	(1,253.0)
Employee Benefits	971.2	(3.0)	968.2
Trade payables	3,917.1	(230.3)	3,686.8
Trade receivables	53.0	(0.0)	53.0
Derivatives	36.3	(118.7)	(82.4)
Interest-Bearing Loans and Borrowings	-	(1.8)	(1.8)
Inventories	288.7	(67.6)	221.1
Property, plant and equipment	430.8	(1,609.0)	(1,178.2)
Withholding tax over undistributed profits and royalties	-	(1,538.8)	(1,538.8)
Investments	-	(421.6)	(421.6)
Loss carry forwards	1,739.7	-	1,739.7

200

Provisions	636.0	(1.3)	634.7
Impact of the adoption of IFRS 16/ (Leases)	124.2	(1.6)	122.6
ICMS from the assessment bases of PIS/COFINS	-	(1,460.8)	(1,460.8)
Other items	79.2	(61.4)	17.8
Gross deferred tax assets/(liabilities)	8,286.3	(6,768.9)	1,517.4
Netting by taxable entity	(3,725.5)	3,725.5	-
Net deferred tax assets/(liabilities)	4,560.8	(3,043.4)	1,517.4

(in million Reais)	2019
	Assets	Liabilities	Net
Investment securities	10.0	-	10.0
Intangible	-	(1,067.5)	(1,067.5)
Employee Benefits	750.0	(3.9)	746.1
Trade payables	2,330.3	(246.6)	2,083.7
Trade receivables	45.5	(3.3)	42.2
Derivatives	38.9	(217.2)	(178.3)
Interest-Bearing Loans and Borrowings	-	-	-
Inventories	372.0	(67.1)	304.9
Property, plant and equipment	290.4	(1,423.4)	(1,133.0)
Withholding tax over undistributed profits and royalties	-	(1,115.1)	(1,115.1)
Investments	-	(421.6)	(421.6)
Loss carry forwards	877.3	(148.4)	728.9
Provisions	465.9	(2.3)	463.6
Impact of the adoption of IFRS 16 (Leases)	44.6	(1.9)	42.7
Other items	89.0	(16.6)	72.4
Gross deferred tax assets/(liabilities)	5,313.9	(4,734.9)	579.0
Netting by taxable entity	(2,363.8)	2,363.8	-
Net deferred tax assets/(liabilities)	2,950.1	(2,371.1)	579.0

Comparative analysis of Balance Sheets - As of December 31, 2020 and December 31, 2019

(in million of Reais, except percentages)
	December 31
	2020	Vertical Analysis	2019	Vertical Analysis	Variation 2020/2019

Assets
Cash and cash equivalents	17,090.3	13.7%	11,900.7	11.7%	5,189.6
Investment securities	1,700.0	1.4%	14.6	0.0%	1,685.4
Derivative financial instruments	505.9	0.4%	172.1	0.2%	333.8
Trade receivables	4,303.1	3.4%	4,495.5	4.4%	(192.4)
Inventories	7,605.9	6.1%	5,978.6	5.9%	1,627.3
Income tax and social contributions recoverable	1,759.2	1.4%	1,831.4	1.8%	(72.2)
Recoverable taxes	1,527.9	1.2%	2,242.7	2.2%	(714.8)
Other assets	850.0	0.7%	985.5	1.0%	(135.5)

201

Current assets	35,342.3	28.2%	27,621.1	27.1%	7,721.2

Investment securities	213.9	0.2%	163.6	0.2%	50.3
Derivative financial instruments	3.4	0.0%	1.2	0.0%	2.2
Income tax and social contributions recoverable	4,495.0	3.6%	4,331.9	4.3%	163.1
Recoverable taxes	5,695.8	4.5%	671.1	0.7%	5,024.7
Deferred tax assets	4,560.8	3.6%	2,950.1	2.9%	1,610.7
Other assets	2,141.6	1.7%	1,751.7	1.7%	389.9
Employee benefits	33.6	0.0%	56.2	0.1%	(22.6)
Investments	337.4	0.3%	303.4	0.3%	34.0
Property, plant and equipment	24,768.4	19.8%	22,576.3	22.2%	2,192.1
Intangible	7,580.6	6.1%	6,306.4	6.2%	1,274.2
Goodwill	40,023.5	32.0%	35,009.9	34.4%	5,013.6
Non-current assets	89,854.0	71.8%	74,121.8	72.9%	15,732.2

Total assets	125,196.3	100.0%	101,742.9	100.0%	23,453.4

Equity and Liabilities

Trade payables	19,339.2	38.6%	15,069.6	38.5%	4,269.6
Derivative financial instruments	329.8	0.7%	355.3	0.9%	(25.5)
Interest-bearing loans and borrowings	2,738.8	5.5%	653.1	1.7%	2,085.7
Overdraft account	-	0.0%	-	0.0%	(0.0)
Wages and salaries	925.5	1.8%	833.0	2.1%	92.5
Dividends and interest on shareholders’ equity payable	2,454.7	4.9%	956.6	2.4%	1,498.1
Income tax and social contribution payable	1,167.3	2.3%	1,394.2	3.6%	(226.9)
Taxes and contributions payable	4,549.5	9.1%	4,108.5	10.5%	441.0
Other liabilities	1,848.1	3.7%	1,530.7	3.9%	317.4
Provisions	124.9	0.2%	110.0	0.3%	14.9
Current liabilities	33,477.8	66.9%	25,011.0	63.8%	8,466.8

Trade payables	655.8	1.3%	309.5	0.8%	346.3
Derivative financial instruments	0.0	0.0%	0.1	0.0%	(0.1)
Interest-bearing loans and borrowings	2,053.5	4.1%	2,409.7	6.1%	(356.2)
Deferred tax assets	3,043.4	6.1%	2,371.1	6.1%	672.3
Income tax and social contribution payable	1,912.6	3.8%	2,219.5	5.7%	(306.9)
Taxes and contributions payable	684.3	1.4%	645.2	1.6%	39.1
Put option granted on subsidiary and other liabilities	4,226.6	8.4%	3,145.3	8.0%	1,081.3
Provisions	447.1	0.9%	371.0	0.9%	76.1
Employee benefits	3,544.0	7.1%	2,704.5	6.9%	839.5
Non-current liabilities	16,567.3	33.1%	14,175.9	36.2%	2,391.4

Total liabilities	50,045.1	100,0%	39,186.9	100.0%	10,858.2

Equity
Issued capital	57,899.1	46.2%	57,866.8	56.9%	32.3
Reserves	80,905.6	64.6%	75,685.7	74.4%	5,219.9
Carrying value adjustments	(64,989.0)	-51.9%	(72,274.5)	-71.0%	7,285.5
Equity attributable to equity holders of Ambev	73,815.7	59.0%	61,278.0	60.2%	12,537.7
Non-controlling interests	1,335.5	1.1%	1,278.0	1.3%	57.5
Total equity	75,151.2	60.0%	62,556.0	61.5%	12,595.2

Total equity and liabilities	125,196.3	100.0%	101,742.9	100.0%	23,453.4

202

Assets

Cash and cash equivalents

As of December 31, 2020, the balance of cash and cash equivalents and short-term financial investments amounted to R$ 18,790.3 million, compared to R$ 11,915.3 million as of December 31, 2019. The increase of R$ 6,875.0 million, or 57.7%, is a result particularly from (i) the operational performance; and (ii) the increase in the accounts payable partially compensated by an increase in the interests paid in 2020 and an increase in debts taken at the beginning of the pandemic and partially paid by December.

Trade receivables

As of December 31, 2020, the balance of trade receivables amounted to R$ 4,303.1 million, compared to R$ 4,495.5 million as of December 31, 2019, a reduction of R$ 192.4 million, or -4.3%.

Inventories

As of December 31, 2020, the balance of inventories amounted to R$ 7,605.9 million, compared to R$ 5,978.6 million as of December 31, 2019. The increase of R$ 1,627.3 million, or 27.2%, is demonstrated in the chart below:

(in million Reais)	2020	2019
Finished products	2,575.5	2,080.7
Work in progress	518.3	450.8
Raw materials and consumables	3,513.0	2,637.4
Spare parts and other	758.8	602.6
Prepayments	381.4	328.3
Impairment losses	(141.1)	(121.2)
	7,605.9	5,978.6

Tax receivable

As of December 31, 2020, the balance of taxes and contributions receivable, current and non-current, amounted to R$ 13,477.9 million, compared to R$ 9,077.1 million as of December 31, 2019. The variation in the balances is mainly explained by the recognition of PIS/COFINS credits.

Property, plant and equipment

	2020	2019
Property, plant and equipment	22,852.9	20,547.7
Right of use assets	1,915.5	2,028.6
	24,768.4	22,576.3

As of December 31, 2020, the balance of property, plant and equipment amounted to R$ 24,768.4 million, compared to R$ 22,576.3 million as of December 31, 2019. The movement that resulted in a net increase of R$ 2,192.1 million or 9.7% is demonstrated in the chart below:

203

	2020					2019
	Land and buildings	Plant and equipment	Fixtures and fittings	Under construction	Total	Total
Acquisition Cost
Initial balance	10,886.9	29,676.1	6,367.7	2,184.3	49,115.0	45,564.1
Effect of movements in foreign exchange in balance sheet	724.8	1,811.9	392.1	173.2	3,102.0	(1,540.7)
Effect of application of IAS 29 (hyperinflation)	310.5	1,160.4	291.8	130.3	1,893.0	1,871.9
Acquisition through share exchange	-	-	-	-	-	-
Acquisitions through business combination	4.0	9.8	1.7	-	15.5	8.0
Acquisitions	17.2	514.8	74.3	3,815.6	4,421.9	4,475.9
Disposals and write-offs	(23.7)	(1,422.2)	(247.0)	0.2	(1,692.7)	(906.0)
Transfers from (to) other asset categories	465.4	2,286.6	338.8	(3,472.9)	(382.1)	(358.2)
Others	-	-	-	-	-	-
Final balance	12,385.1	34,037.4	7,219.4	2,830.7	56,472.6	49,115.0

Depreciation
Initial balance	(3,400.6)	(20,381.7)	(4,785.0)	-	(28,567.3)	(25,463.7)
Effect of movements in foreign exchange in balance sheet	(174.3)	(1,205.7)	(278.5)	-	(1,658.5)	810.9
Effect of application of IAS 29 (hyperinflation)	(51.4)	(670.4)	(300.0)	-	(1,021.8)	(1,025.2)
Write-off through equity interest	-	-	-	-	-	-
Depreciation	(401.8)	(2,795.4)	(699.2)	-	(3,896.4)	(3,530.1)
Loss due to reduction of the recovery amount	-	-	-	-	-	-
Disposals and write-offs	7.8	1,409.0	245.9	-	1,662.7	784.2
Transfers (from) to other asset categories	29.8	(3.6)	22.0	-	48.2	-
Others	(3.1)	(183.2)	(0.3)	-	(186.6)	(143.4)
Final balance	(3,993.6)	(23,831.0)	(5,795.1)	-	(33,619.7)	(28,567.3)
Carrying amount:
On December 31, 2019	7,486.3	9,294.4	1,582.7	2,184.3	20,547.7
On December 31, 2020	8,391.5	10,206.4	1,424.3	2,830.7	22,852.9

204

Right of use assets:

	2020				2019

	Properties	Plant and Equipment	Others	Total	Total
Acquisition Cost
Initial balance (i)	1,339.8	1,865.1	156.2	3,361.1	2,394.1
Effect of movements in foreign exchange in balance sheet	131.8	8.2	9.3	149.3	19.5
Additions	321.8	32.6	12.2	366.6	898.8
Transfers from (to) other asset categories	(1.8)	-	(2.2)	(4.0)	48.7
Final balance	1,791.6	1,905.9	175.5	3,873.0	3,361.1

Depreciation
Initial balance	(494.5)	(756.9)	(81.1)	(1,332.5)	(856.5)
Effect of movements in foreign exchange in balance sheet	(40.9)	(4.5)	(3.9)	(49.3)	(5.7)
Depreciation	(280.7)	(256.5)	(43.4)	(580.6)	(467.2)
Transfers (from) to other asset categories	3.2	-	1.7	4.9	(3.1)
Final balance	(812.9)	(1,017.9)	(126.7)	(1,957.5)	(1,332.5)
Carrying amount:
On December 31, 2019	845.3	1,108.2	75.1	2,028.6
On December 31, 2020	978.6	888.0	48.8	1,915.5

(i) Balances adjusted for comparative purposes.

Intangible Assets

As of December 31, 2020, the balance of the intangible assets amounted to R$ 7,580.6 million, compared to R$ 6,306.4 million, as of December 31, 2019. The net increase of R$ 1,274.2 million, or 20.2%, is a result mainly of the application of the Accounting and Disclosure Rule in Highly Inflationary Economy (IAS 29) in Argentina, as described in item 10.5 – Critical accounting policies – “(x) Accounting and disclosure rule in highly inflationary economy”.

Goodwill

As of December 31, 2020, the balance of goodwill amounted to R$ 40,023.5 million, compared to R$ 35,009.9 million as of December 31, 2019. The movement that resulted in a net increase of R$ 5,013.6 million is demonstrated in the chart below:

	2020	2019
Initial Balance	35,009.9	34,276.2
Effect of movements in foreign exchange in balance sheet	4,006.9	16.1
Effect of application of IAS 29/ (hyperinflation)	605.4	691.2
Acquisition, (write-off) and disposal through business combinations	401.3	26.4
Final balance	40,023.5	35,009.9

205

Liabilities

Trade payables

As of December 31, 2020, the balance of the current trade payables amounted to R$ 19,339.2million, compared to R$ 15,069.6 million as of December 31, 2019, an increase of R$ 4,269.6 million or 28.3%. The balance of non-current trade payables amounted to R$ 655.8 million as of December 31, 2020, compared to R$ 309.5 million in the same period in 2019, an increase of R$ 346.3 million, or 111.9%.

Interest-bearing loans and borrowings

The current and non-current interest-bearing loans and borrowings amounted to R4,792.3 million as of December 31, 2020, compared to R$ 3,062.8 million as of December 31, 2019, an increase of R$ 1,729.5 million, or 56.5% in the gross indebtedness in the year ended on December 31, 2020.

Income tax and social contribution

As of December 31, 2020, the balance of current and non-current income tax and social contribution amounted to R$ 3,079.9 million, compared to R$ 3,613.7 million as of December 31, 2019, a reduction of R$ 533.8 million, explained mainly by the payment of the installments regarding adhesion to PERT 2017. As announced on September 29, 2017, the Company adhered to a special tax regularization program, involving tax contingencies under dispute, including contingencies related to the income tax and social contribution on profits. The total amount to be paid is approximately R$ 3.5 billion, of which approximately R$ 1.0 billion was paid in 2017, and the remaining is being paid in 145 monthly installments as from January 2018, added by interests.

Equity

As of December 31, 2020, the balance of equity amounted to R$ 75,151.2 million, compared to R$ 62,556.0million as of December 31, 2019. The main reasons for the variation in equity accounts were: (i) profit in the year of R$ 11,731.9 million; (ii) the effect of the application of the Accounting and Disclosure Rule in Highly Inflationary Economy (IAS 29) in Argentina, as described in item 10.5 – Critical accounting policies – “(x) Accounting and disclosure rule in highly inflationary economy”; and (iii) distribution of IOC of R$ 6,509.5 million.

Deferred income tax and social contribution (Assets and Liabilities)

As of December 31, 2020, the balance of the deferred income tax and social contribution (assets and liabilities) amounted to R$ 1,517.4 million in assets, compared to R$ 579.0 million in assets as of December 31, 2019. The variation of R$ 938.4 million is described in the charts below, which demonstrate the composition of the deferred tax by type of temporary difference.

(in million Reais)	2020
	Assets	Liabilities	Net
Investment securities	10.1	-	10.1
Intangible	-	(1,253.0)	(1,253.0)
Employee Benefits	971.2	(3.0)	968.2
Trade payables	3,917.1	(230.3)	3,686.8
Trade receivables	53.0	(0.0)	53.0
Derivatives	36.3	(118.7)	(82.4)
Interest-Bearing Loans and Borrowings	-	(1.8)	(1.8)
Inventories	288.7	(67.6)	221.1
Property, plant and equipment	430.8	(1,609.0)	(1,178.2)

206

Withholding tax over undistributed profits and royalties	-	(1,538.8)	(1,538.8)
Investments	-	(421.6)	(421.6)
Loss carry forwards	1,739.7	-	1,739.7
Provisions	636.0	(1.3)	634.7
Impact of the adoption of IFRS 16/ (Leases)	124.2	(1.6)	122.6
ICMS from the assessment bases of PIS/COFINS	-	(1,460.8)	(1,460.8)
Other items	79.2	(61.4)	17.8
Gross deferred tax assets/(liabilities)	8,286.3	(6,768.9)	1,517.4
Netting by taxable entity	(3,725.5)	3,725.5	-
Net deferred tax assets/(liabilities)	4,560.8	(3,043.4)	1,517.4

(in million Reais)	2019
	Assets	Liabilities	Net
Investment securities	10.0	-	10.0
Intangible	-	(1,067.5)	(1,067.5)
Employee Benefits	750.0	(3.9)	746.1
Trade payables	2,330.3	(246.6)	2,083.7
Trade receivables	45.5	(3.3)	42.2
Derivatives	38.9	(217.2)	(178.3)
Interest-Bearing Loans and Borrowings	-	-	-
Inventories	372.0	(67.1)	304.9
Property, plant and equipment	290.4	(1,423.4)	(1,133.0)
Withholding tax over undistributed profits and royalties	-	(1,115.1)	(1,115.1)
Investments	-	(421.6)	(421.6)
Loss carry forwards	877.3	(148.4)	728.9
Provisions	465.9	(2.3)	463.6
Impact of the adoption of IFRS 16 (Leases)	44.6	(1.9)	42.7
Other items	89.0	(16.6)	72.4
Gross deferred tax assets/(liabilities)	5,313.9	(4,734.9)	579.0
Netting by taxable entity	(2,363.8)	2,363.8	-
Net deferred tax assets/(liabilities)	2,950.1	(2,371.1)	579.0

207

Comparative analysis of Operational Results as of December 31, 2021 and December 31, 2020

The consolidated results of the Company are presented as follows:

Highlights of Consolidated Financial Information

(in million Reais, except for amounts related to volume, percentages*)

	2021	Vertical Analysis	2020	Vertical Analysis	Variation 2021/2020
Net revenue	72,854.3	555.2%	58,379.0	497.6%	25%
Cost of sales	(35,659.7)	-271.7%	(27,066.1)	-230.7%	32%
Gross profit	37,194.6	283.4%	31,312.9	266.9%	19%

Distribution expenses	(9,932.7)	-75.7%	(8,245.0)	-70.3%	20%
Sales and Marketing expenses	(7,035.5)	-53.6%	(6,374.6)	-54.3%	10%
Administrative expenses	(4,877.4)	-37.2%	(2,948.5)	-25.1%	65%
Other operational income (expenses)	2,124.1	16.2%	2,679.4	22.8%	-21%
Costs arising from business combination	-	0.0%	(18.2)	-0.2%	-100%
Restructuring	(165.4)	-1.3%	(146.5)	-1.2%	13%
Effect of application of IAS 29 (hyperinflation)	(11.1)	-0.1%	(9.3)	-0.1%	19%
State Amnesty	-	0.0%	-	0.0%	0%
COVID-19 Impacts	(134.3)	-1.0%	(263.2)	-2.2%	-49%
Stella recall	-	0.0%	(14.8)	-0.1%	-100%
Distribution agreement	(82.0)	-0.6%	-	0.0%	0%
Income from operations	17,080.2	130.2%	15,972.2	136.1%	7%

Finance expenses	(5,427.8)	-41.4%	(5,430.5)	-46.3%	0%
Finance income	2,222.4	16.9%	2,996.0	25.5%	-26%
Net finance result	(3,205.4)	-24.4%	(2,434.4)	-20.8%	32%

Share of result of joint ventures	(115.7)	-0.9%	(43.3)	-0.4%	167%
Income before income tax	13,759.2	104.9%	13,494.4	115.0%	2%

Income tax expense	(636.6)	-4.9%	(1,762.5)	-15.0%	-64%
Net income	13,122.6	100.0%	11,731.9	100.0%	12%
Attributed to:
Equity holders of Ambev	12,671.0	96.6%	11,379.4	97.0%	11%
Non-controlling interests	451.6	3.4%	352.5	3.0%	28%

* Discrepancy in the sums of the amounts is due to rounding.

208

Highlights of the Financial Information per Business Segment

The table below contains some of the financial information per business segment regarding the years ended on December 31, 2021 and 2020:

	2021					2020
	Brazil	CAC(1)	LAS(2)	Canada	Total	Brazil	CAC(1)	LAS(2)	Canada	Total
Net revenue	35,586.5	9,947.4	16,571.7	10,748.7	72,854.3	30,196.5	7,319.3	11,560.8	9,302.4	58,379.0
Cost of sales	(18,309.1)	(4,727.9)	(8,235.7)	(4,387.0)	(35,659.7)	(14,112.9)	(3,307.5)	(5,937.4)	(3,708.3)	(27,066.1)
Gross profits	17,277.4	5,219.5	8,336.0	6,361.7	37,194.6	16,083.6	4,011.8	5,623.4	5,594.1	31,312.9
Administrative, sales and marketing expenses	(11,569.6)	(1,993.7)	(4,385.0)	(3,897.3)	(21,845.6)	(9,315.6)	(1,598.9)	(3,233.3)	(3,420.3)	(17,568.1)
Other operational income (expenses)	2,096.0	12.4	38.8	(23.1)	2,124.1	2,887.2	(23.5)	(159.9)	(24.4)	2,679.4
Unusual items	(210.1)	(46.7)	(115.4)	(20.6)	(392.8)	(173.8)	(70.5)	(145.7)	(62.0)	(452.0)
Income from operations	7,593.7	3,191.5	3,874.4	2,420.7	17,080.3	9,481.4	2,318.9	2,084.5	2,087.4	15,972.2

(1) Beer and soft drink operation in the Central America and in the Caribbean.

(2) It includes the operations of Argentina, Bolivia, Paraguay, Uruguay and Chile.

(i) The balances of 2019 were reclassified, between Net revenue and Other operating income/(expenses), for comparative purposes, according to the change in accounting policy indicated in item 10.4 of this Reference Form.

Net revenue

For more information about the sales net revenue, see section 10.2(b).

Cost of sales

The total cost of products sold increased 31.8% in the year ended on December 31, 2021, reaching R$ 35,659.7 million, compared to R$ 27,066.1 million in the same period in 2020. As a percentage of the Company’s net revenue, the total cost of sales increased to 48.9% in 2021, in relation to 46.4% in 2020.

Cost of products sold per hectoliter

	Year ended on December 31
	2021	2020	% Variation
	(in Reais, except for percentages)
Brazil	153.2	126.8	20.8%
Brazil Beer(1)	169.3	140.8	20.3%
NAB(2)	102.0	82.0	24.4%
CAC(3)	352.8	288.8	22.2%
Latin America South	219.6	179.6	22.2%
Canada	442.0	370.9	19.2%
Company Consolidated	197.7	163.2	21.1%

(1) Beer and “future beverages” operations of the Company in Brazil.

(2) Non-alcoholic beverages.

(3) Beer and soft drink operations in Central America and in the Caribbean.

Brazilian Operations

The total cost of sales of the Company’s Brazilian operations increased 29.7% in the year ended on December 31, 2021, reaching R$ 18,309.1 million in relation to R$ 14,112.9 million in the same period in 2020. The cost of the products sold in the Company’s Brazilian operations, per hectoliter, increased 20.8% in the year ended on December 31, 2021, reaching R$ 153.2/hl in relation to R$ 126.8/hl in the same period in 2020.

209

Beer Operation in Brazil

The cost of products sold in the beer operation in Brazil increased 28.8%, reaching R$ 15,382.1 million in the year ended on December 31, 2021. The cost of products sold, per hectoliter, increased 20.2%. The main factors that contributed to such increase were the increase in raw material costs along with the depreciation of Real against the US dollar.

Non-alcoholic beverages operation in Brazil (“NAB”)

The cost of products sold in the non-alcoholic beverages operation in Brazil increased 34.8%, reaching R$ 2,927.1 million, mainly due to input costs. The cost of products sold per hectoliter increased 24.5% in 2021, amounting to R$ 102.0/hl, mainly as a result of the same factors of the beer operation in Brazil.

Operation in Central America and the Caribbean (“CAC”)

The cost of products sold in CAC operations increased 42.9% in 2021, reaching R$ 4,727.9 million. The cost of products sold per hectoliter increased 22.1% in reported terms, but increased 17.9% in organic terms, disregarding effects of currency variation in the conversion to Reais. The increase of the cost per hectoliter in local currency is explained by the cost of our raw materials.

Latin America South Operations (“LAS”)

The cost of products sold in LAS amounted to R$ 8,235.7 million in 2021, representing an increase of 38.7% compared to 2020. The cost of products sold, per hectoliter, increased 22.3% in reported terms, but increased 27.3% in organic terms, disregarding effects of currency variation in the conversion to Reais. The main factors that explain such an increase in local currency are the high inflation in Argentina and the depreciation of Argentinean Peso against US Dollar, and the increase on the cost of our raw materials.

Operations in Canada

The cost of products sold in our operations in Canada increased 18.3% in the year ended on December 31, 2021, amounting to R$ 4,386,9 million compared to the same period in the previous year. The cost of products sold, per hectoliter, increased 19.2% in reported terms, but increased 5.7% in organic terms, disregarding effects of currency variation in the conversion to Reais. The main factor that explains the increase in local currency is the cost of our raw materials.

Gross profit

The gross profit increased 18.8% in the year ended on December 31, 2021, amounting R$ 37,194.6 million, compared to R$ 31,312.9 million in the same period of 2020. The table below shows the contribution of each business unit to the consolidated gross profit of the Company.

	Gross profit
	2021			2020
	(in million Reais, except for percentages)
	Amount	% Contrib.	Margin	Amount	% Contrib.	Margin
Brazil	17,277.4	46.5%	49%	16,083.6	51.4%	53%
Brazil Beer(1)	15,155.1	40.7%	50%	14,011.3	44.7%	54%
NAB(2)	2,122.3	5.7%	42%	2,072.3	6.6%	49%
CAC(3)	5,219.5	14.0%	52%	4,011.8	12.8%	55%
Latin America South	8,336.0	22.4%	50%	5,623.4	18.0%	49%
Canada	6,361.7	17.1%	59%	5,594.1	17.9%	60%
Company Consolidated	37,194.6	100.0%	51%	31,312.9	100.0%	54%

(1) Beer and “future beverages” operation of the Company in Brazil.

(2) Non-alcoholic beverages.

(3) Beer and soft drink operation in Central America and in the Caribbean.

210

Administrative, Distribution, and Sales and Marketing Expenses

The administrative, distribution, and sales and marketing expenses of the Company amounted to R$ 21,845.6 million in the year ended on December 31, 2021, representing an increase of 24.3% compared to the same period in 2020. The analysis of the administrative, distribution, and sales and marketing expenses in each of the business units is as follows.

Brazilian Operations

The administrative, distribution, and sales and marketing expenses, in Brazil, amounted to R$ 11,569.6 million in the year ended on December 31, 2021, an increase of 24.2% compared to the same period in 2020.

Beer Operation in Brazil

The administrative, distribution, and sales and marketing expenses amounted to R$ 9,975.4 million in the year ended on December 31, 2021, an increase of 25.7% compared to the same period in 2020, mainly explained by an increase in administrative expenses of variable compensation, distribution, associated with the last-mile cost of platform Zé Delivery, innovations and by the expenses with sales and marketing to support volume growth in the country.

Non-alcoholic and beverages operation in Brazil (“NAB”)

The administrative, distribution, and sales and marketing expenses related to the non-alcoholic beverages segment amounted to R$ 1,594.2 million in the year ended on December 31, 2021, an increase of 15.3% compared to the same period in 2020 mainly due to higher distribution and variable compensation costs related to positive volume performance in all regions of the country.

Operation in Central America and the Caribbean (“CAC”)

The administrative, distribution, and sales and marketing expenses related to the Company’s operations in CAC amounted to R$ 1,993.6 million in the year ended on December 31, 2021, an increase of 24.7% compared to the same period in 2020. In organic terms, disregarding the effects of the foreign-exchange variations and changes to the scope of the operation, our administrative, distribution, and sales and marketing expenses increased 20.0%, mainly explained by an increase in variable compensation administrative expenses, and logistics and marketing expenses due to volume growth.

Operations in Latin America South (“LAS”)

The administrative, distribution, and sales and marketing expenses of the Company in LAS amounted to R$ 4.384,9 million in the year ended on December 31, 2021, an increase of 35.6%, if compared to the same period in 2020, driven by the logistic and administrative expenses, impacted by the high inflation in Argentina. In organic terms, disregarding the effects of the foreign-exchange variation, our administrative, distribution, and sales and marketing expenses increased 44.7%, mainly impacted by an increase in variable compensation administrative expenses and inflationary pressures in Argentina.

Operations in Canada

The administrative, distribution, and sales and marketing expenses in our operation in Canada amounted to R$ 3,897.4 million in the year ended on December 31, 2021, an increase of 13.9%, if compared to the same period in 2020, as a result of the impact of currency conversion as Canadian dollar appreciated against Real over the period. In organic terms, disregarding the effects of foreign-exchange variation, our administrative, distribution, and sales and marketing expenses increased 0.5%, what we still consider an efficient review of discretionary expenses in the country.

211

Other Operational Income (Expenses)

The net balance of other operational income and expenses related to the year of 2021 posted gains of R$ 2,124.1 million, compared to gains of R$ 2,679.4 million reported in 2020. The decrease of 20.7% is explained mainly by the reduction in the effect of the recognition of tax credits in Brazil related to the unconstitutionality of the inclusion of ICMS state tax in the PIS and COFINS calculation base.

Unusual items

The Unusual items amounted to an expense of R$ 392.8 million in 2021, compared to an expense of R$ 452.0 million reported in 2020. The expenses recorded in 2021 are mainly explained by the (i) non-recurring expenses incurred due to the COVID-19 pandemic, including actions taken to ensure the health and safety of Company’s employees, as well as the purchase of hand sanitizers and masks, additional cleaning of the facilities and donations to the community in general; and (ii) restructuring expenses mainly linked to centralization and sizing projects in Brazil and Latin America South.

Operating Profit

The operating profit increased 6.9% in the period ended on December 31, 2021, reaching R$ 17, 080.2 million in relation to the amount of R$ 15,972.2 million in the same period in 2020, mainly as a result of the increase of revenue, partially offset by higher costs.

Net Financial Result

The financial result in the period ended on December 31, 2021 was an expense of R$ 3,205.4 million, compared to an expense of R$ 2,434.5 million in 2020. The increase of 31.7% was driven by (i) a lower recognition of tax credits, compared to 2020, related to the decision of the Federal Supreme Court of Brazil from 2017 which declared the inclusion of ICMS in the PIS and COFINS calculation basis unconstitutional; (ii) a higher SELIC rate; and (iii) higher losses on derivative instruments, mainly explained by the increase in the carry cost of currency hedges linked to our exposure of the cost of goods sold in Argentina and Brazil. Such effects above were partially offset by (i) a positive impact resulting from the application of the Accounting and Disclosure Rule in Highly Inflationary Economy (IAS 29/CPC 42), since the effect of the adjustment for cumulative inflation, from January 1, 2019, of non-monetary assets on the balance sheet of our operations in Argentine was reported in a dedicated account in the finance results; (ii) lower impact of interest on financial expenses due to the reduction of Ambev’s total debt; and (iii) lower losses related to the balance sheet exposure. The finance result includes the non-recurring impact of the recognition of tax credits from litigations in Brazil related to the unconstitutionality of the inclusion of ICMS state tax in the PIS and COFINS calculation base.

The total debt of the Company, including current and non-current debt, in the period ended on December 31, 2021 decreased R$ 1,691.7 compared to 2020, while its amount of cash and cash equivalents, net of bank overdrafts, and current financial investments, decreased R$ 278.6 million.

Income tax and social contribution

The expenses with income tax and social contribution in 2021 amounted to R$ 636.6 million, compared to R$ 1,762.5 million registered in 2020. The effective social contribution and income tax rate in 2021 was 4.6% compared to the effective tax rate of 13.1% in 2020. The main events that took place in the period and that impacted the effective tax rate were:

- Judgment of Extraordinary Appeal No. 1,063,187/SC (Topic 962) by the plenary of STF - unconstitutionality of IRPJ and CSLL incidence on interest and monetary correction in undue tax payments: reversal of deferred IRPJ and CSLL calculated on Selic interest of tax credits recognized as a result of the judgment of RE 574.706/PR by STF, as well as the recognition of IRPJ and CSLL amounts to recover from taxed values in the past;

212

- Government grants related to taxes on sales: the reduction of the tax expenses reflects the deductibility of the subsidies for investment arising out of deferred or presumed credits on ICMS.

- Income tax withheld at source: increase in the balance of income tax withheld at source in 2021, mainly due to the exchange rate variation of balances held in liabilities related to dividends distributed and to be distributed to subsidiaries located abroad, whenever applicable in accordance with local tax legislation.

- Benefit of deductibility of interest on capital (“IOC”): according to the Brazilian legislation, the companies can opt for distributing IOC calculated based on the Long-Term Interest Rate (“TJLP”), which is deductible for income tax purposes under the applicable legislation, whose amount distributed in 2021 was of R$ 7,400.1 million, and the tax impact was of R$ 2,516,0 million.

Net Profit

The net profit obtained by the Company in the year ended on December 31, 2021 was R$ 13,122.6 million, representing an increase of 11.9%, if compared to R$ 11,731.9 million in 2020, while adjusted by the unusual items, the net profit decreased 11.3% in 2021 to R$ 13,472.3 million.

Comparative analysis of Operational Results as of December 31, 2020 and December 31, 2019

The consolidated results of the Company are presented as follows:

Highlights of Consolidated Financial Information

(in million Reais, except for amounts related to volume, percentages*)

	2020	Vertical Analysis	2019(i)	Vertical Analysis	Variation 2020/2019
Net revenue	58,379.0	100.0%	52,005.1	100.0%	6,373.9
Cost of sales	(27,066.1)	-46.4%	(21,678.2)	-41.7%	(5,387.9)
Gross profit	31,312.9	53.6%	30,326.9	58.3%	986.0

Distribution expenses	(8,245.0)	-14.1%	(6,951.4)	-13.4%	(1,293.6)
Sales and Marketing expenses	(6,374.6)	-10.9%	(5,696.1)	-11.0%	(678.5)
Administrative expenses	(2,948.5)	-5.1%	(2,680.0)	-5.2%	(268.5)
Other operational income (expenses)	2,679.4	4.6%	1,472.7	2.8%	1,206.7
Costs arising from business combination	(18.2)	0.0%	-	0.0%	(18.2)
Restructuring	(146.5)	-0.3%	(101.8)	-0.2%	(44.7)
Effect of application of IAS 29 (hyperinflation)	(9.3)	0.0%	(5.3)	0.0%	(4.0)
State Amnesty	-	0.0%	(290.1)	-0.6%	290.1
COVID-19 Impacts	(263.2)	-0.5%	-	0.0%	(263.2)
Stella recall	(14.8)	0.0%	-	0.0%	(14.8)
Income from operations	15,972.2	27.4%	16,074.9	30.9%	(102.7)

Finance expenses	(5,430.5)	-9.3%	(4,748.4)	-9.1%	(682.1)
Finance income	2,996.0	5.1%	1,638.9	3.2%	1,357.1
Net finance result	(2,434.5)	-4.2%	(3,109.5)	-6.0%	675.0

Share of result of joint ventures	(43.3)	-0.1%	(22.3)	0.0%	(21.0)
Income before income tax	13,494.4	23.1%	12,943.1	24.9%	551.3

Income tax expense	(1,762.5)	-3.0%	(754.7)	-1.5%	(1,007.8)
Net income	11,731.9	20.1%	12,188.4	23.4%	(456.5)
Attributed to:
Equity holders of Ambev	11,379.4		11,780.0		(400.6)
Non-controlling interests	352.5		408.4		(55.9)

* Discrepancy in the sums of the amounts is due to rounding.

(i) The balances of 2019 were reclassified, between Net revenue and Other operating income/(expenses), for comparative purposes, according to the change in accounting policy indicated in item 10.4 of this Reference Form.

213

Highlights of the Financial Information per Business Segment

The table below contains some of the financial information per business segment regarding the years ended on December 31, 2020 and 2019:

	2020					2019(i)
	Brazil	CAC(1)	LAS(2)	Canada	Total	Brazil	CAC(1)	LAS(2)	Canada	Total
Net revenue	30,196.5	7,319.3	11,560.8	9,302.4	58,379.0	28,129.9	6,757.9	10,028.7	7,088.6	52,005.1
Cost of sales	(14,112.9)	(3,307.5)	(5,937.4)	(3,708.3)	(27,066.1)	(12,096.3)	(2,934.1)	(3,998.0)	(2,649.8)	(21,678.2)
Gross profits	16,083.6	4,011.8	5,623.4	5,594.1	31,312.9	16,033.6	3,823.8	6,030.7	4,438.8	30,326.9
Administrative, sales and marketing expenses	(9,315.6)	(1,598.9)	(3,233.3)	(3,420.3)	(17,568.1)	(8,585.7)	(1,494.0)	(2,540.5)	(2,707.3)	(15,327.5)
Other operational income (expenses)	2,887.2	(23.5)	(159.9)	(24.4)	2,679.4	1,421.0	85.8	(18.0)	(16.1)	1,472.7
unusual items	(173.8)	(70.5)	(145.7)	(62.0)	(452.0)	(328.2)	(17.1)	(51.9)	-	(397.2)
Income from operations	9,481.4	2,318.9	2,084.5	2,087.4	15,972.2	8,540.7	2,398.5	3,420.3	1,715.4	16,074.9

(1) Beer and soft drink operation in the Central America and in the Caribbean.

(2) It includes the operations of Argentina, Bolivia, Paraguay, Uruguay and Chile.

(i) The balances of 2019 were reclassified, between Net revenue and Other operating income/(expenses), for comparative purposes, according to the change in accounting policy indicated in item 10.4 of this Reference Form.

Net revenue

For more information about the sales net revenue, see section 10.2(b).

Cost of sales

The total cost of products sold increased 24.9% in the year ended on December 31, 2020, reaching R$ 27,066.1 million, compared to R$ 21,678.2 million in the same period in 2019. As a percentage of the Company’s net revenue, the total cost of sales increased to 46.4% in 2020, in relation to 41.7% in 2019.

Cost of products sold per hectoliter

	Year ended on December 31
	2020	2019	% Variation
	(in Reais, except for percentages)
Brazil	126.8	113.3	12.0%
Brazil Beer(1)	140.8	125.1	12.6%
NAB(2)	82.0	77.5	5.7%
CAC(3)	288.8	211.7	36.4%
Latin America South	179.6	121.2	48.2%
Canada	370.9	276.4	34.2%
Company Consolidated	163.2	132.8	22.9%

(1) Beer and “future beverages” operations of the Company in Brazil.

(2) Non-alcoholic beverages.

(3) Beer and soft drink operations in Central America and in the Caribbean.

214

Brazilian Operations

The total cost of sales of the Company’s Brazilian operations increased 16.7% in the year ended on December 31, 2020, reaching R$ 14,112.9 million in relation to R$ 12,096.3 million in the same period in 2019. The cost of the products sold in the Company’s Brazilian operations, per hectoliter, increased 12.0% in the year ended on December 31, 2020, reaching R$ 126.8/hl in relation to R$ 113.3/hl in the same period in 2019.

Beer Operation in Brazil

The cost of products sold in the beer and “future beverages” operation in Brazil increased 19.0%, reaching R$ 11,941.7 million in the year ended on December 31, 2020. The cost of products sold, per hectoliter, increased 12.6%. The main factors that contributed to such increase were the depreciation of Real against the US dollar, impacting the cost of our raw materials indexed to US dollar, the increased weight of aluminum cans in package mix driven by a change in channels caused by restrictions on people circulation imposed by the local governments in response to the COVID-19 pandemic, and volume growth.

Non-alcoholic beverages operation in Brazil (“NAB”)

The cost of products sold in the non-alcoholic beverages operation in Brazil increased 5.5%, reaching R$ 2,171.2 million, mainly due to input costs. The cost of products sold per hectoliter increased 5.7% in 2020, amounting to R$ 82.0/hl, mainly as a result of the same factors.

Operation in Central America and the Caribbean (“CAC”)

The cost of products sold in CAC operations increased 12.7% in 2020, reaching R$ 3,307.5 million. The cost of products sold per hectoliter increased 36.4% in reported terms, but increased 12.9% in organic terms, disregarding effects of currency variation in the conversion to Reais. The increase of the cost per hectoliter in local currency is explained by the package mix driven by a change in channels caused by restrictions on people circulation imposed by the local governments in response to the COVID-19 pandemic and the operational deleverage generated by the decrease in volumes in the region.

Latin America South Operations (“LAS”)

The cost of products sold in LAS amounted to R$ 5,937.4 million in 2020, representing an increase of 48.5% compared to 2019. The cost of products sold, per hectoliter, increased 48.2 % in reported terms, but increased 40.7% in organic terms, disregarding effects of currency variation in the conversion to Reais. The main factors that explain such an increase in local currency are the high inflation in Argentina, the depreciation of Argentinean Peso against US Dollar, which raised the cost of our raw materials indexed to US Dollar, and the modification in package mix driven by a change in channels caused by restrictions on people circulation imposed by the local governments in response to the COVID-19 pandemic.

215

Operations in Canada

The cost of products sold in our operations in Canada increased 39.9% in the year ended on December 31, 2020, amounting to R$ 3,708.3 million compared to the same period in the previous year. The cost of products sold, per hectoliter, increased 34.2% in reported terms, but increased 3.7% in organic terms, disregarding effects of currency variation in the conversion to Reais. The main factor that explains the increase in local currency is the modification in package mix driven by a change in channels caused by restrictions on people circulation imposed by the local governments in response to the COVID-19 pandemic.

Gross profit

The gross profit increased 3.3% in the year ended on December 31, 2020, amounting R$ 31,312.9 million, compared to R$ 30,921.6 million in the same period of 2019. The table below shows the contribution of each business unit to the consolidated gross profit of the Company.

	Gross profit
	2020			2019(i)
	(in million Reais, except for percentages)
	Amount	% Contrib.	Margin	Amount	% Contrib.	Margin
Brazil	16,083.6	51.4%	53%	16,033.6	52.9%	57%
Brazil Beer(1)	14,011.3	44.7%	54%	13,727.6	45.3%	58%
NAB(2)	2,072.3	6.6%	49%	2,306.0	7.6%	53%
CAC(3)	4,011.8	12.8%	55%	3,823.8	12.6%	57%
Latin America South	5,623.4	18.0%	49%	6,030.7	19.9%	60%
Canada	5,594.1	17.9%	60%	4,438.8	14.6%	63%
Company Consolidated	31,312.9	100.0%	54%	30,326.9	100.0%	58%

(1) Beer and “future beverages” operation of the Company in Brazil.

(2) Non-alcoholic beverages.

(3) Beer and soft drink operation in Central America and in the Caribbean.

(i) The balances of 2019 were reclassified, between Net revenue and Other operating income/(expenses), for comparative purposes, according to the change in accounting policy indicated in item 10.4 of this Reference Form.

Administrative, Distribution, and Sales and Marketing Expenses

The administrative, distribution, and sales and marketing expenses of the Company amounted to R$ 17,568.1 million in the year ended on December 31, 2020, representing an increase of 14.6% compared to the same period in 2019. The analysis of the administrative, distribution, and sales and marketing expenses in each of the business units is as follows.

Brazilian Operations

The administrative, distribution, and sales and marketing expenses, in Brazil, amounted to R$ 9,315.6 million in the year ended on December 31, 2020, an increase of 8.5% compared to the same period in 2019.

Beer Operation in Brazil

The administrative, distribution, and sales and marketing expenses amounted to R$ 7,933.2 million in the year ended on December 31, 2020, an increase of 9.4% compared to the same period in 2019, mainly explained by an increase in distribution expenses associated with the last-mile cost of our direct-to-consumer platform Zé Delivery and the regional mix, and by the expenses with sales and marketing to support volume growth in the country.

216

Non-alcoholic and beverages operation in Brazil (“NAB”)

The administrative, distribution, and sales and marketing expenses related to the non-alcoholic beverages segment amounted to R$ 1,382.4 million in the year ended on December 31, 2020, an increase of 3.7% compared to the same period in 2019 mainly due to higher distribution costs related to positive volume performance in northern regions of the country.

Operation in Central America and the Caribbean (“CAC”)

The administrative, distribution, and sales and marketing expenses related to the Company’s operations in CAC amounted to R$ 1,598.9 million in the year ended on December 31, 2020, an increase of 7.0% compared to the same period in 2019, mainly as a consequence of the impact of the currency conversion as local currencies appreciated against Real over the period, and of higher depreciation. In organic terms, disregarding the effects of the foreign-exchange variations, our administrative, distribution, and sales and marketing expenses decreased 12.5%, reflecting the efficient review of discretionary expenses in the region.

Operations in Latin America South (“LAS”)

The administrative, distribution, and sales and marketing expenses of the Company in LAS amounted to R$ 3,233.3 million in the year ended on December 31, 2020, an increase of 27.3%, if compared to the same period in 2019, driven by the logistic and administrative expenses, impacted by the high inflation in Argentina and amplified by the impact of the currency conversion as local currencies appreciated against Real over the period. In organic terms, disregarding the effects of the foreign-exchange variation and changes to the scope of the operation, our administrative, distribution, and sales and marketing expenses increased 23.4%, mainly impacted by inflationary pressures in Argentina.

Operations in Canada

The administrative, distribution, and sales and marketing expenses in our operation in Canada amounted to R$ 3,420.3 million in the year ended on December 31, 2020, an increase of 26.3%, if compared to the same period in 2019, as a result of the impact of currency conversion as Canadian dollar appreciated against Real over the period. In organic terms, disregarding the effects of foreign-exchange variation, our administrative, distribution, and sales and marketing expenses decreased 3.9%, reflecting the efficient review of discretionary expenses in the country.

Other Operational Income (Expenses)

The net balance of other operational income and expenses related to the year of 2020 posted gains of R$ 2,679.4 million, compared to gains of R$ 1,472.7 million reported in 2019. The decrease of 81.9% is explained mainly due to the effect of the recognition of tax credits in Brazil related to the unconstitutionality of the inclusion of ICMS state tax in the PIS and COFINS calculation base.

Unusual items

The Unusual items amounted to an expense of R$ 452.0 million in 2020, compared to an expense of R$ 397.2 million reported in 2019. The expenses recorded in 2020 are mainly explained by the (i) non-recurring expenses incurred due to the COVID-19 pandemic, including actions taken to ensure the health and safety of Company’s employees, as well as the purchase of hand sanitizers and masks, additional cleaning of the facilities and donations to the community; and (ii) restructuring expenses mainly linked to centralization and sizing projects in Brazil and Latin America South.

Operating Income

The operating income decreased 0.6% in the period ended on December 31, 2020, reaching R$ 15,972.2 million in relation to the amount of R$ 16,074.9 million in the same period in 2019, mainly as a result of higher costs, partially offset by the increase of revenue.

217

Net Financial Result

The financial result in the period ended on December 31, 2020 was an expense of R$ 2,434.5 million, compared to an expense of R$ 3,109.5 million in 2019. The decrease of 21.7% was driven by (i) higher interest income, impacted by our cash balance, mainly in Reais, and the gain of R$ 1.753 million related to extemporaneous tax credits; and (ii) a positive impact resulting from the application of the Accounting and Disclosure Rule in Highly Inflationary Economy (IAS 29), since the effect of the adjustment for cumulative inflation, from January 1, 2019, of non-monetary assets on the balance sheet of our operations in Argentine was reported in a dedicated account in the finance results. Such effects above were partially offset by (a) higher losses on derivative instruments, mainly driven by the carry cost of our currency hedges, primarily linked to the exposure of our cost of goods sold in Argentina, (b) losses related to the balance sheet exposure (intercompany and accounts payable), mainly linked to the depreciation of Argentine peso and Brazilian reais, and (c) taxes on financial transactions. The finance result includes the non-recurring impact of the recognition of tax credits from litigations in Brazil related to the unconstitutionality of the inclusion of ICMS state tax in the PIS and COFINS calculation base.

The total debt of the Company, including current and non-current debt, in the period ended on December 31, 2020 increased R$ 1,729.5 million compared to 2019, while its amount of cash and cash equivalents, net of bank overdrafts, and financial investments, increased R$ 6,875.0 million.

Expense with income tax and social contribution

The expenses with income tax and social contribution in 2020 amounted to R$ 1,762.5 million, compared to R$ 754.7 million registered in 2019. The effective social contribution and income tax rate in 2020 was 13.1% compared to the effective tax rate of R$ 5.8% in 2019. The main events that took place in the period and that impacted the effective tax rate were:

- Government grants related to taxes on sales: the reduction of the tax expenses reflects the deductibility of the subsidies for investment arising out of deferred or presumed credits on ICMS.

- Benefit of deductibility of interest on capital (“IOC”): according to the Brazilian legislation, the companies can opt for distributing IOC calculated based on the Long-Term Interest Rate (“TJLP”), which is deductible for income tax purposes under the applicable legislation, whose amount distributed in 2020 was of R$ 6,509.5 million, and the tax impact was of R$ 2,213.2 million.

Net Profit

The net profit obtained by the Company in the year ended on December 31, 2020 was R$ 11,731.9 million, representing a decrease of 3.7%, if compared to R$ 12,188.4 million in 2019, while adjusted by the unusual items, the net profit decreased 3.6% in 2020 to R$ 12,104.3 million.

Cash Flow for the Year Ended on December 31, 2021 compared with 2020

	2021	2020	Variation
Cash flow			2021/2020
Cash flow of the operating activities	22,901.3	18,855.8	21.5%
Cash flow of the investment activities	-7,735.0	-6,799.6	13.8%
Cash flow of financial activities	-16,040.0	-8,602.0	86.5%
Total	-875.7	3,454.2	-125.4%

218

Operating activities

The Company’s cash flow from operating activities increased 21.5%, reaching R$ 22,901.0 million in the year ended on December 31, 2021, in relation to the R$ 18,855.8 million in the same period in 2020, mainly due to the improvement of the working capital and the operating leverage effect on cash and an increase of 24.8% in net revenue, partially offset by (i) an increase of 34.3% in the cost of product sold (excluding depreciation and amortization) and an increase of 28.5% in the distribution, administrative, sales and marketing expenses (excluding depreciation and amortization), and (ii) an increase in income taxes paid.

Investment Activities

The cash flow used in the investment activities of the Company in the year ended on December 31, 2021 amounted R$ 7,734.9 million, compared to R$ 6,799.6 million in the same period of 2020, mainly explained by an increase in the acquisition of property, plant and equipment and intangible assets of R$2,984.4 million in 2021 compared to 2020, partially offset by the reduction in financial investments.

Financial Activities

The cash flow of the financial activities in the year ended on December 31, 2021 amounted to a cash outflow of R$ 16,041.8 million, compared to the cash outflow of R$ 8,602.0 million in the same period in 2020, mainly as a result of an increase in proceeds from borrowings and a reduction in disbursements related to the payment of dividends and interest on own capital.

Cash Flow for the Year Ended on December 31, 2020 compared with 2019

	2020	2019	Variation
Cash flow			2020/2019
Cash flow of the operating activities	18,855.8	18,381.3	2.6%
Cash flow of the investment activities	-6,799.6	-4,838.6	40.5%
Cash flow of financial activities	-8,602.0	-12,283.5	30.0%
Total	3,454.2	1,259.2	174.3%

Operating activities

The Company’s cash flow from operating activities increased 2.6%, reaching R$ 18,855.8 million in the year ended on December 31, 2020, in relation to the R$ 18,381.3 million in the same period in 2019, mainly due to an improvement in the variation of working capital during 2020, with an increase of R$ 1,081.6 million in 2020 and an increase of 12.3% in net revenue, partially offset by (i) an increase of 24.9% in the cost of product sold (excluding depreciation and amortization) and an increase of 14.4% in the distribution, administrative, sales and marketing expenses (excluding depreciation and amortization), and (ii) an increase in income taxes paid.

219

Investment Activities

The cash flow used in the investment activities of the Company in the year ended on December 31, 2020 amounted R$ 6,799.6 million, compared to R$ 4,838.6 million in the same period of 2019, mainly explained by an increase in financial investments of R$ 1,764.3 million in 2020 compared to 2019.

Financial Activities

The cash flow of the financial activities in the year ended on December 31, 2020 amounted to a cash outflow of R$ 8,602.0 million, compared to the cash outflow of R$ 12,283.5 million in the same period in 2019, mainly as a result of an increase in proceeds from borrowings and a reduction in disbursements related to the payment of dividends and interest on own capital.

220

10.2 – Operating and financial income

a) Operating income of the Company, particularly: (i) the description of material income components; and (ii) factors with material impact on operating income.

i) Description of any material income components

In the fiscal years ended on December 31, 2021, 2020 and 2019, the revenues of the Company and its subsidiaries primarily consisted of the sale of beers, “future beverages” and non-alcoholic beverages through the operations described in Item 10.1 above. To a lesser extent, the Company also generates revenues from the sale of malt and by-products deriving from its operations.

The demand for its products is primarily related to consumer disposable income, price and weather conditions in the countries where the Company and its subsidiaries operate.

ii) Factors that materially affect operating income

2021

In 2021, the consistent implementation of our strategy led us to a net revenue growth of 23.7%, but the year was still marked by a very challenging operating environment in our markets, mainly due to the effects of the COVID-19 pandemic and its consequences, both on the economy and on consumption habits, including of our products. At certain times of the year, the pandemic cooled down and we observed population mobility and consumer behavior return to pre-pandemic patterns, which brings us good prospects for the future. On the other hand, we observed some macroeconomic deterioration, especially in Brazil, with inflation to consumers exceeding 10% and inflation to producers exceeding 28%, according to IBGE, which led to cost and margin pressure in the industry. We maintained the business momentum we built in the second half of 2020, delivering most of our ambitions for the year: we achieved the highest sales volume in company’s history, we achieved net revenue 31.2% higher than in the pre-pandemic period and we organically grew EBITDA by 10.9% against 2020, despite cost pressures arising from the depreciation of Real, the increase in the price of metal and agricultural commodities and the bonus provisions.

In Brazil, beer sales volume grew 7.1% in the year, reaching historic levels, including beating the 2014 volume record by more than 8 million hectoliters. This performance was due to the improvement in the health of our brands; our beer innovations, led by Brahma Duplo Malte and our digital platforms that continued to grow at a fast pace. The beyond beer portfolio continued to strengthen with Beats line, which continued its successful partnership with singer Anitta.

More than 85% of our customers now use BEES, our B2B (Business-to-Business) platform to place orders. The digitization of our RTM (Route-to-market) took place at an accelerated pace in 2021 and brought several benefits to customers, such as flexibility in orders, scheduled delivery and rewards program, in addition to a broader offering of our brands and products.

Zé Delivery delivered 61 million orders in 2021, 155% more than the previous year and reached 4 million Monthly Active Users (MAU). Donus, our fintech, ended the year with 218 thousand digital accounts integrated into BEES, so our customers can manage invoices with Ambev, in addition to being able to use Donus to receive from their customers, as well as pay their suppliers.

Net revenue per hectoliter grew by almost 9.8%, thanks to mix effects, given the good performance of our brands core plus, the return of returnable packaging, mainly in on-trade, and our revenue management initiatives, leading to a net revenue 17.7% higher than 2020 and 28.5% higher than 2019.

In the non-alcoholic beverage segment, our volume grew 8.3% thanks to the good performance of Gatorade and H2OH! brands. In 2021, we launched innovations of new flavors in Sukita brand and also the new packaging of Água Tônica. In terms of sustainability, our Guaraná Antárctica is now produced with almost 100% recycled packaging.

221

In Latin America South, volume grew 13.5% compared to 2020 and, virtually, 13.7% above 2019. In Argentina, the industry had a strong performance, which, combined with our brands core plus and innovations, generated market share gains, according to our estimates. In Chile, the partnership with Coca-Cola Andina, Embonor and Iquique bottlers, to distribute our products, gained speed and delivered excellent results, especially with Corona, the most appreciated beer brand in the country. On the other hand, our operations in Bolivia suffered greatly from the COVID-19 pandemic and remained below normal during the year, despite showing growth against the previous year.

In Central America and the Caribbean, volume grew 17.0% compared to 2020, despite ending the year 3.3% below 2019, and the beer business had a good recovery in the year, ending at levels above the pre-pandemic period. Our brands core plus presented an excellent result, gaining mix weight representation, and BEES and Colmapp digital platforms continue to grow in the Dominican Republic.

anada had a volume drop of 0.8% compared to the previous year, but nearly 1.4% above pre-pandemic levels. The country suffered severe lockdowns to contain the waves of COVID-19 infection, which ended up affecting our operations. Nevertheless, our core plus brands and ready-to-drink performed well, especially Corona, Stella Artois, Michelob Ultra and NUTRL brands.

2020

The year 2020 was marked by the profound impact generated by the COVID-19 pandemic, which led to significant changes in the social dynamics, producing considerable changes in the habits related to the consumption of our products in the markets in general, impacting the results of this year. Our traditional ability to adapt to changes in the market has allowed us to guarantee the strength of our financial position, preserving Company’s liquidity in short and long term. On the other hand, as the pandemic progressed, there were significant changes in consumer behavior and in the dynamics of distribution and sales channels, which generated significant pressures on the cost of product sold due to the increased share of one-way products in our portfolio, as well as the depreciation of currencies in our largest markets.

The year 2020 was marked by innovations and by the transformation of our business through technology. In the Brazil Beer, the highlight was the launch of Brahma Duplo Malte, the result of the active listening of our consumers, which acquired the leadership of the core plus segment in the year of its launch. Our premium beers maintained a growth rate above the beer industry, with the strengthening of our global brands, and we continued to innovate in other beverage categories, with the launch of four new variants of the Beats family, the Beats Zodiac, in 12 collectible editions in collaboration with the singer Anitta, in addition to the mixed beverages Mike’s and Isla.

In the Brazilian Non-Alcoholic Beverages (“NAB”) market, we nationally launched Natu, our version of Guaraná Antarctica made with 100% natural ingredients and we continue to invest in reducing the sugar content in our portfolio. Throughout the year, our premium brands were impacted by the change in dynamics between channels and the restrictions to the on-trade opening. The big highlight was Sukita, which now has Sukita lemon and showed significant growth throughout the year.

In Latin America South (“LAS”), we faced significant macroeconomic volatility, especially in Argentina, which, coupled with the strong restrictions on people circulation that impacted Bolivia during the pandemic, significantly impaired the results in the region. In this scenario, we kept the focus on adapting to the restrictions and strengthening our brands in each country. In Argentina, the Andes Origen brand continued to grow at an accelerated pace throughout the year, contributing to the growth of the core plus segment.

Central America and the Caribbean (“CAC”) was our most impacted region in terms of volume. Our main countries in the region, Dominican Republic and Panama, faced strict restrictions on the consumption of beverages and circulation of people, significantly affecting our sales. Despite the challenges, we were efficient in our revenue management and expense control initiatives, which, coupled with the operational leverage of our businesses in the countries due to the high weight of returnable formats, allowed us to maintain EBITDA margins at high levels

222

close to those of the previous year.

For the first time, in Canada, Corona assumed the position of the strongest beer brand in the country. The performance of our premium and core plus portfolios, led by the brands Corona, Stella Artois and Michelob Ultra, led us to gain market share in 2020. Our ready to drink alcoholic beverages showed significant growth, led by Nutrl, a brand of our new investee Goodridge & Williams (G&W).

2019

The year 2019 was marked by transformative investments in our products, with new liquids and new packaging, innovations that seek the long-term sustainable growth of the Company, achieving a growth in net revenue. On the other hand, we face significant cost pressures due to the increase in the raw material prices denominated in dollars.

In Brazil, beer and non-alcoholic beverages industries have resumed growth, in the face of a gradual improvement in the consumption environment. Additionally, in the beer segment in Brazil, we introduced innovations in all market segments and continue to make structural investments directed at the consumer. We launched and consolidated the Skol Puro Malte brand, which strengthens the Skol family of beers, and we move forward with the good momentum of the Brahma brand, which maintained its connection with Brazilian passion points - soccer and country music. Our premium beers maintained a strong double-digit growth rate. Finally, to continue innovating in other beverage categories, we developed and launched the Skol Beats 150 bpm and Skol Beats GT products. We also had positive results in the non-alcoholic beverages market in Brazil, with the premium brands Tônica, Lipton, do bem, H2OH! and Gatorade. In addition, we maintained important investments in the Guaraná Antárctica brand.

In Latin America South (“LAS”), we faced strong macroeconomic volatility, especially in Argentina, impacting results in the region. In this scenario, we kept the focus on strengthening our brands in each country. Especially in Argentina, the Andes Origen brand, launched in the previous year, maintained an accelerated pace of growth throughout the year.

In Central America and the Caribbean (“CAC”), we continue with solid growth of our products, with emphasis on the Modelo Especial, Corona and Presidente beers. As a consequence, we obtained an expansion of EBITDA and its margin in relation to the previous year.

In Canada, the good performance of the Bud Light, Michelob Ultra, Stella Artois, Corona brands, in addition to our specialty beers, guaranteed our leadership position in the beer market.

b) income variation ascribed to variations in prices, foreign exchange rates, inflation, volumes and introduction of new products and services

Net Revenue – Year ended on December 31, 2021 compared to 2020

The net revenue increased 24.8% in the year ended on December 31, 2021, reaching R$ 72,854.3 million in relation to the R$ 58,379.0 million in the same period in 2020.

Net revenue

	Year ended on December 31
	2021		2020		% Variation
	In million Reais, except for percentages
Brazil	35,586.5	48.8%	30,196.5	51.7%	17.8%
Beer Brazil(1)	30,537.2	41.9%	25,953.0	44.5%	17.7%
NAB(2)	5,049.4	6.9%	4,243.5	7.3%	19.0%
CAC(3)	9,947.4	13.7%	7,319.3	12.5%	35.9%
Latin America South	16,571.7	22.7%	11,560.8	19.8%	43.3%
Canada	10,748.7	14.8%	9,302.4	15.9%	15.5%
Company Consolidated	72,854.3	100.0%	58,379.0	100.0%	24.8%

(1) Beer and “future beverages” operation of the Company in Brazil

(2) Non-alcoholic beverages

(3) Beer and soft drink operation in Central America and in the Caribbean

223

	Sales volume Year ended on December 31
	2021	2020		% Variation
	In thousands of hectoliters, except for percentages
Brazil	119,530.6	66.3%	111,285.4	67.1%	67.1%
Beer Brazil(1)	90,835.0	50.4%	84,791.7	51.1%	51.1%
NAB(2)	28,695.5	15.9%	26,493.7	16.0%	16.0%
CAC(3)	13,401.9	7.4%	11,451.2	6.9%	6.9%
Latin America South	37,511.6	20.8%	33,062.4	19.9%	19.9%
Canada	9,924.1	5.5%	9,998.9	6.0%	6.0%
Company Consolidate	180,368.1	100.0%	165,797.9	100.0%	100.0%

(1) Beer and “future beverages” operation of the Company in Brazil

(2) Non-alcoholic beverages

(3) Beer and soft drink operation in Central America and in the Caribbean

	Net revenue per hectoliter
	Year ended on December 31
	2021	2020	%Variation
	(In Reais, except for percentages)
Brazil	297.7	271.3	9.7%
Beer Brazil(1)	336.2	306.1	9.8%
NAB(2)	176.0	160.2	9.9%
CAC(3)	742.2	639.2	16.1%
Latin America South	441.8	349.7	26.3%
Canada	1,083.1	930.3	16.4%
Company Consolidated	403.9	352.1	14.7%

(1) Beer and “future beverages” operation of the Company in Brazil

(2) Non-alcoholic beverages

(3) Beer and soft drink operation in Central America and in the Caribbean

Brazilian Operations

The net revenue generated by our Beer and NAB operations in Brazil increased 17.8% in 2021, reaching R$ 35,586.5 million.

Beer Operation in Brazil

The net revenue from the sales of beer in Brazil in 2021 increased 17.7%, accumulating R$ 30,537.2 million, explained by an increase of 9.8% in the revenue per hectoliter, which reached R$ 336.2/hl, combined with an expansion of the sales volume of 7.1% in the period. The increase of the net revenue per hectoliter was a result of our revenue management strategy, a positive brand mix and a smarter promotional activity.

Non-alcoholic beverage operation in Brazil (“NAB”)

The net revenue generated by the NAB operation in 2021 increased 19.0%, reaching R$ 5,049.4 million. The volumes increased 8.3% in 2021, despite the negative impacts generated by the COVID-19 pandemic. The net revenue per hectoliter of NAB segment in Brazil increased 9.9% in 2021, reaching R$ 176.0/hl in the year, mainly due to the change of mix between single-serve driven by a change in channels caused by the raising of restrictions on people circulation imposed by the local governments in response to the COVID-19 pandemic in 2020.

224

Operation in Central America and in the Caribbean

The operations in CAC presented an increase of the net revenue in 2021 of 35.9%, amounting R$ 9,947.4 million as a function of a volume increase of 17.0%, coupled with an increase in the net revenue per hectoliter of 16.1%, explained both by the positive effect of the foreign-exchange variation in the conversion to Reais and by an organic increase of the net revenue per hectoliter of 12.0% per year.

Operations in Latin America South

The operations in Latin America South contributed with R$ 16,571.7 million to the consolidated net revenue in 2021, representing an increase of 43.3% mainly as a function of the negative effect of the foreign-exchange variation in the conversion to Reais, together with an increase of 13.5% of the sales volume in the region in the year, despite the negative impacts generated by the COVID-19 pandemic. The organic variation of the revenue was of 51.2% as a function of an organic variation in the net revenue per hectoliter of 33.2%, boosted by high inflation in Argentina and our revenue management strategy.

Operations in Canada

The operations in Canada contributed with R$ 10,748.7 million to our consolidated net revenue in 2021, an increase of 15.5% in relation to the previous year. Such result is mainly due to the positive effect of the foreign-exchange variation in the conversion to Reais. In organic terms, the increase of 3.3% of our net revenue per hectoliter was partially offset by a volume decrease of 0.8%, driven mainly by the restrictions on people circulation imposed by the local governments in response to the COVID-19 pandemic.

Net Revenue – Comparison between figures as of December 31, 2020 and 2019

Net revenue increased 12.3% in the year ended on December 31, 2020, reaching R$ 58,379.0 million compared to R$ 52,005.1 million in 2019.

	Net Revenue
	Year ended on December 31
	2020		2019		% Variation
	In million Reais, except for percentages
Brazil	30,196.5	51.7%	28,129.9	54.1%	7.3%
Beer Brazil(1)	25,953.0	44.5%	23,765.5	45.7%	9.2%
NAB(2)	4,243.5	7.3%	4,364.4	8.4%	-2.8%
CAC(3)	7,319.3	12.5%	6,757.9	13.0%	8.3%
Latin America South	11,560.8	19.8%	10,028.7	19.3%	15.3%
Canada	9,302.4	15.9%	7,088.6	13.6%	31.2%
Company Consolidated	58,379.0	100.0%	52,005.1	100.0%	12.3%

(1) Beer and “future beverages” operation of the Company in Brazil.

(2) Non-alcoholic beverages.

(3) Beer and soft drink operation in Central America and in the Caribbean.

(i) The balances of 2019 were reclassified, between Net revenue and Other operating income/(expenses), for comparative purposes, according to the change in accounting policy indicated in item 10.4 of this Reference Form.

225

	Sales Volume
	Year ended on December 31
	2020		2019		% Variation
	In thousands of hectoliters, except for percentages
Brazil	111,285.4	67.1%	106,806.7	65.4%	4.0%
Beer Brazil(1)	84,791.7	51.1%	80,263.7	49.2%	5.3%
NAB(2)	26,493.7	16.0%	26,542.9	16.3%	0.2%
CAC(3)	11,451.2	6.9%	13,859.5	8.5%	-21.0%
Latin America South	33,062.4	19.9%	32,991.1	20.2%	0.2%
Canada	9,998.9	6.0%	9,585.7	5.9%	4.1%
Company Consolidated	165,797.9	100.0%	163,243.0	100.0%	1.5%

(1) Beer and “future beverages” operation of the Company in Brazil.

(2) Non-alcoholic beverages.

(3) Beer and soft drink operation in Central America and in the Caribbean.

	Net Revenue per Hectoliter
	Year ended on December 31
	2020	2019	% Variation
	(In Reais, except for percentages)
Brazil	271.3	263.4	3.0%
Beer Brazil(1)	306.1	296.1	3.4%
NAB(2)	160.2	164.4	-2.6%
CAC(3)	639.2	487.6	31.1%
Latin America South	349.7	304.0	15.0%
Canada	930.3	739.5	25.8%
Company Consolidated	352.1	318.6	10.5%

(1) Beer and “future beverages” operation of the Company in Brazil.

(2) Non-alcoholic beverages.

(3) Beer and soft drink operation in Central America and in the Caribbean.

(i) The balances of 2019 were reclassified, between Net revenue and Other operating income/(expenses), for comparative purposes, according to the change in accounting policy indicated in item 10.4 of this Reference Form.

Brazilian Operations

The net revenue generated by our Beer and NAB operations in Brazil increased 7.3% in 2020, reaching R$ 30,196.5 million.

Beer Operation in Brazil

The net revenue from the sales of beer in Brazil in 2020 increased 9.2%, accumulating R$ 25,953.0 million, explained by an increase of 3.4% in the revenue per hectoliter, which reached R$ 306.1/hl, combined with an expansion of the sales volume of 5.6% in the period. The increase of the net revenue per hectoliter was a result of our revenue management strategy, a positive mix of brands and an intelligent management of our promotional activity.

Non-alcoholic beverage operation in Brazil (“NAB”)

The net revenue generated by the NAB operation in 2020 decreased 2.8%, reaching R$ 4,243.5 million. The volumes decreased 0.2% in 2020 despite the negative impacts generated by the COVID-19 pandemic. The net revenue per hectoliter of NAB segment in Brazil decreased 2.6% in 2020, reaching R$ 160.2/hl in the year, mainly due to the change of mix between single-serve driven by a change in channels caused by the restrictions on people circulation imposed by the local governments in response to the COVID-19 pandemic.

226

Operation in Central America and in the Caribbean

The operations in CAC presented an increase of the net revenue in 2020 of 8.3%, amounting R$ 7,319.3 million as a function of a volume decrease of 17.4%, partially offset by an increase in the net revenue per hectoliter of 31.1%, explained both by the positive effect of the foreign-exchange variation in the conversion to Reais and by an organic increase of the net revenue per hectoliter of 8.8% per year.

Operations in Latin America South

The operations in Latin America South contributed with R$ 11,560.8 million to the consolidated net revenue in 2020, representing an increase of 15.3%, mainly as a function of the positive effect of the foreign-exchange variation in the conversion to Reais, together with an increase of 0.2% of the sales volume in the region in the year, despite the negative impacts generated by the COVID-19 pandemic. The organic increase of the revenue was of 10.4% as a function of an organic increase in the net revenue per hectoliter of 10.1%, boosted by high inflation in Argentina and our revenue management strategy.

Operations in Canada

The operations in Canada contributed with R$ 9,302.4 million to our consolidated net revenue in 2020, an increase of 31.2% in relation to the previous year. Such result is mainly due to the positive effect of the foreign-exchange variation in the conversion to Real. In organic terms, the decrease of 2.1% of our net revenue per hectoliter was more than offset by the volume increase of 2.3%, mainly driven by market share gains.

c) impact of inflation, price variations of main inputs and products, foreign exchange and interest rates on the Company’s operating and financial income, where relevant.

2021

In 2021, our costs of goods sold in Brazil were negatively impacted by the hedge rate of the real against the US dollar, since the average rate of the year was higher than the previous year. Additionally, the prices of some commodities, mainly malt and aluminum were hedged in US dollars at higher amounts in comparison to the previous year, impacting the cost of goods sold at our operations both in Brazil and abroad. In our international operations, in general, the conversion of costs to real resulted in a negative impact, due to the depreciation of the real against the local currencies of each operation, except in Latin America South, due to the appreciation of the real against the Argentine peso. Also in Latin America South, inflationary pressures intensified, mainly in Argentina.

2020

In 2020, our costs of goods sold in Brazil were negatively impacted by the package mix driven by a change in channels caused by restrictions on people circulation imposed by the local governments in response to the COVID-19 pandemic, in addition to the negative impact generated by the hedge rate of the Real against the US Dollar, since it was higher than the average hedged rate of the previous year, throughout the full year. The improvement in the prices of some commodities, especially aluminum and sugar, which were hedged in US Dollars at values lower than those of the previous year, during most of the year, was not sufficient to offset the negative impact of the change in package mix on the cost of products sold. In our international operations, in general, the conversion to Real resulted in a positive impact, due to the depreciation of Real against the local currencies in each operation. In Latin America South, we continue to feel the effects of the inflationary pressures, mainly in Argentina, on the local labor and logistic costs.

2019

In 2019, our costs of products sold in Brazil were negatively impacted by the hedge rate of the Real against the US Dollar, since it was higher than the average hedged rate of the previous year, throughout the year. In addition, the prices of some commodities, especially barley and aluminum, were hedged in US Dollars at values higher than those of the previous year, during most of the year and had a negative effect in our cost of products sold. The price of the commodity sugar was hedged at lower values in relation to the previous year throughout the year, positively impacting the costs of products sold of our NAB operation. In our international operations, in general, the cost conversion into Real resulted in a negative impact, due to the depreciation of the Real against the local currencies in each operation, except for Latin America South, due to the appreciation of the Real against the Argentinean Peso. Also, in Latin America South, the inflationary pressures intensified, mainly in Argentina, on the local labor and logistic costs.

227

2021 vs 2020

The financial result for the year was an expense of R$3,205.4 million, compared to an expense of R$2,434.4 million in 2020. This result in 2021 is mainly explained by (i) gain with interest on cash and tax credits adjustment for inflation; (ii) expenses with derivative instruments, driven by the carry cost of currency hedges linked to our COGS and capex exposure; (iii) gains from equity swap operations; and (iv) losses on non-derivative instruments related to non-cash expenses, due to exchange rate variation. The finance result includes the non-recurring impact of the recognition of tax credits from litigations in Brazil related to the unconstitutionality of the inclusion of ICMS state tax in the PIS and COFINS calculation base.

2020 vs. 2019

Our net financial result increased 21.7% in 2020, from an expense of R$ 3,109.6 million in 2019 to R$ 2,434.4 million. The expense decrease was driven by (i) higher interest income, impacted by our cash balance, mainly in Reais, and the gain of R$ 1.753 million related to extemporaneous tax credits; and (ii) a positive impact resulting from the application of the Accounting and Disclosure Rule in Highly Inflationary Economy (IAS 29/CPC 42), since the effect of the adjustment for cumulative inflation, from January 1, 2019, of non-monetary assets on the balance sheet of our operations in Argentine was reported in a dedicated account in the finance results. Such effects above were partially offset by (i) higher losses on derivative instruments, mainly explained by the carry cost of our currency hedges, primarily linked to the exposure of our cost of goods sold in Argentina, (ii) losses related to the balance sheet exposure (intercompany and accounts payable), mainly linked to the depreciation of Argentine peso and Brazilian reais, and (c) taxes on financial transactions. The finance result includes the non-recurring impact of the recognition of tax credits from litigations in Brazil related to the unconstitutionality of the inclusion of ICMS state tax in the PIS and COFINS calculation base.

228

10.3 - Events with effective or expected material effects on the Accounting Statements and Income

a) introduction or divestment of operating segment

There was no introduction or divestment of operating segment of the Company that is characterized as the sale or introduction of a generating unit of cash in the fiscal years ended December 31, 2021, 2020 and 2019.

b) organization, acquisition or disposal of equity interest

G&W Distilling Inc.

On January 22, 2020, Labatt Brewing Company Limited, Canada Company’s subsidiary, acquired G&W Distilling Inc. (or Goodridge & Williams Distilling), a company that produces a ready-to-drink alcoholic beverages portfolio including NÜTRL sugar-free and low calories products.

Renegotiation of the shareholders’ agreement of Tenedora CND

The Company and E. León Jimenes, S.A. (“ELJ”), as shareholders of Tenedora CND, S.A. (“Tenedora”) - Dominican Republic-based holding, owner of almost the totality of Cervecería Nacional Dominicana, S.A. - amended for the second time, on July 2, 2020, the Tenedora’s Shareholders Agreement (the “Shareholders Agreement”) to extend its partnership in the country, and, therefore, postponing the terms of the put and call options provided therein. ELJ currently owns 15% of Tenedora’s shares and its put option is now divided in two tranches: (i) Tranche A, corresponding to 12.11% of the shares, exercisable in 2022, 2023 and 2024; and (ii) Tranche B, corresponding to 2.89% of the shares, exercisable as from 2026. The Company, in turn, has a call option of Tranche A shares, exercisable as from 2021, and of Tranche B shares, exercisable as from 2029. Up to December 31, 2021, these options had not been exercised. The details of the premises used for this option are described in the Note 29 of Company’s accounting statements (item IV (d)).

c) unusual events or transactions

COVID-19 Impacts

The outbreak of the new coronavirus (SARS-CoV-2), or COVID-19, on a global scale, has increased the volatility of the national and international markets and has been affecting the economies of the countries in which we operate, and, consequently, the results of our operations. The response to the COVID-19 pandemic rapidly developed across the world, in a fluid and uncertain manner: in addition to voluntary and, in some cases, mandatory quarantines, stoppages and restrictions on travel and commercial and social activities, among others, were also determined, as well as the prohibition on the distribution, sale and consumption of alcoholic beverages in some countries in which we operate, directly affecting our ability to sell and supply products, and the final consumer demand for our products.

The impact of the pandemic on our operations and the restrictions imposed in response by national governments, especially since March 2020, have generated significant changes in market dynamics both in the off-trade sales channel, composed of supermarkets and the like, and in the on-trade channel, which is composed of bars and restaurants. In countries with higher levels of income, more mature beer market and a greater weighting towards the off-trade sales channel, such as Canada, the negative impact on the sales volume has been smaller. On the other hand, in countries with lower income levels and less mature beer markets, the volume trend varies according to the market segmentation between the on-trade and off-trade channels, so that we observe a greater reduction in volume the greater the weighting of the on-trade channel. In all the cases, the more severe the restrictions on the sale and consumption of our products, the greater the reduction in volume, which is why Bolivia and Panama were among the worst-affected countries. On the other hand, we observed an increase in sales related to e-commerce in all countries we operate, although this channel represents a small portion of Company’s total volume.

229

Throughout 2021, the Company was better prepared to deal with persistent challenges related to COVID-19 compared to the previous year. The consistency in the implementation of Company’s strategy, in a context of incipient reduction in restrictions in some regions , led to a gradual improvement in the volume trend in the greater part of our operations, especially in Brazil, generating the achievement of high volumes and strong growth in net revenue on a challenging comparable basis in 2020, and even 2019, when the pandemic did not exist. Nevertheless, there is still uncertainty as to its duration, the possibility of any government intervention or the imposition of other measures, as well as regarding the economic effects on the financial market, exchange rates, among others. Any impacts may result in a material adverse effect on our business, liquidity, financial situation and results of operations. However, we are managing our liquidity and capital resources with discipline. Accordingly, management concludes that there is no doubt about Company’s capacity to continue with its operations.

As required by IAS 1 / CPC 26 - Submission of Financial Statements, Company’s Management updated the analyses on the impact of the COVID-19 pandemic, considering the base date of December 31, 2021, which mainly involved (i) the review of the assumptions of the annual impairment test, as described in Note 14 - Goodwill, (ii) analysis of possible credit losses and inventory obsolescence, (iii) analysis of the recoverability of deferred taxes, (iv) assessment of the relevant estimates used to prepare the consolidated and separate financial statements, among other analyses.

Any impacts derived from these analyses are reflected in the consolidated and separate financial statements and disclosed in the relevant notes. Additionally, due to the protection actions of its employees and the donations made, the Company incurred non-recurring expenses that amounted, on December 31, 2021, R$ 134,276 as shown in Note 24 - Non-recurring items.

Equity Swap Agreements

On May 13, 2020 and on December 9, 2020, the Board of Directors of Ambev approved the execution of equity swap agreements, without impact on the liquidation, within the regulatory term, of the equity swap agreements that were still in force on the date of each resolution. The liquidation of these equity swap agreements should occur within a maximum term of 18 months counted from the date of their approval, and such agreements could result in the exposition of up to 65 million of shares of common stock (of which a portion or the totality could be by means of ADRs), with limit value of up to R$ 1.0 billion, for agreements approved on May 13, 2020, and 80 million of shares of common stock (of which a portion or the totality could be by means of ADRs), with limit value of up to R$ 1.2 billion, for agreements approved on December 9, 2020. Such agreements were liquidated throughout 2021, and there is no balance or pending matter arising from equity swap as of December 31, 2021.

d)               Tax Credits

Our 2021 results were positively impacted by R$ 1.7 billion in non-recurring tax credits related to the 2017 Brazilian Supreme Court decision favorable to taxpayers, which declared the inclusion of ICMS in PIS and COFINS calculation base unconstitutional and whose effects were confirmed in 2021. Additionally, there was a positive impact of R$ 1 billion in 2021 related to the reversal of deferred/recognition of undue payments of IRPJ and CSLL calculated on the SELIC interest that formed part of the tax credits recognized in the past due to the aforementioned judgment of STF, by operation, in this case, of the decision rendered in September 2021, also by the Brazilian Supreme Court, in Recurso Extraordinário (Extraordinary Appeal) No. 1.063.187/SC (Tema 962), declaring unconstitutional the levy of IRPJ and CSLL on default interest and adjustment for inflation related to the SELIC rate received due to the repetition of tax undue payments.

In 2020, the results were also positively impacted due to the tax credit in the amount of R$ 4.3 billion (before tax effects), of which R$ 2.5 billion in Other Operating Income and R$ 1.8 billion in Financial Income, resulting from a lawsuit with a final and unappealable decision that recognized the right of the Company (and its subsidiaries) to recover the amounts of PIS and COFINS overpaid while the REFRI period was in effect. This matter was recognized by the Brazilian Supreme Court, which decided, in the judgment of RE 574.706/PR, in March 2017, with recognized general repercussion, for the unconstitutionality of the inclusion of ICMS in PIS and COFINS calculation base.

230

Said amount could be estimated with reasonable certainty after carrying out a set of analyzes (with the assistance of external advisors), which allowed: (i) to measure the total ICMS contained in retail sales prices that were surveyed by the Federal Government at the time and that impacted the reference prices used as a PIS and COFINS calculation base; and (ii) to calculate the exclusion of this total ICMS from PIS and COFINS calculation bases in the operations carried out by the Company.

Given that the amounts of tax credits are significantly higher than those we recognized of the same nature in previous periods, and to ensure greater transparency of our business performance, we decided that the following was appropriate: (i) change the accounting policy for accounting tax credits and extemporaneous payments under Other Operating Income/(Expenses), no longer following the account of origin; and (ii) disregard amounts of this nature for purposes of calculating our organic performance of normalized EBITDA. It is important to emphasize that such adjustments do not change the result for the year.

Share buy-back program

At a meeting held on March 18, 2021, the Board of Directors approved, pursuant to art. 30, §1, “b”, of Law No. 6,404/76 and CVM Instruction No. 567/15, a share buy-back program issued by the Company itself (“Program”) up to the limit of 5,700,000 common shares, with the main purpose of meeting the delivery of shares within the scope of Company’s share-based compensation plans, which may also be held in treasury, canceled and/or sold later. The Program shall end by September 18, 2022, as detailed together with other information about it in the Notice on Trading of Own Shares, prepared pursuant to Exhibit G of CVM Resolution No. 80/22 and published on March 18, 2021. The Company has 4,357,308,131 outstanding shares, as defined in CVM Instruction No. 567/15. The acquisition carried out in 2021, within the scope of this Program, was carried out by debiting the capital reserve account recorded in the balance sheet drawn up on December 31, 2020. The transaction was carried out, in 2021, through the following financial institutions: UBS Brasil Corretora de Câmbio, Títulos e Valores Mobiliários S.A. and Itaú Corretora de Valores S.A.

231

10.4 – Significant changes in accounting practices – Qualifications and emphasis in the auditors’ report

a) Significant changes in accounting practices

a.I) Regarding the financial statements for the year ended on December 31, 2021: Consolidated and separate accounting statements

There were no changes in estimates and accounting policies that have a material impact on the Financial Statements when compared to the policies and estimates applied in 2020.

a.II) Regarding the accounting statements for the year ended on December 31, 2020: Consolidated and separate accounting statements

Recognition of assets and liabilities related to extemporaneous tax credits and debts:

The accounting policy for the recognition of credits and extemporaneous payment of taxes considered the account origin of the credit or debit up to September 30, 2020. For example, cost of products sold was the account of origin to recognize the recovery of extemporaneous credits related to the acquisition of raw materials. In the same way, depreciation expenses were the account of origin of extemporaneous credits related to acquisitions of property, plant and equipment. Following this accounting policy, which has been applied consistently, the credits referring to the exclusion of ICMS from the PIS/COFINS calculation base were being recognized as a reduction in sales tax expenses, with a positive effect on net revenue up to September 30, 2020.

As mentioned in Company’s accounting statements referring to the third quarter of 2020, in note 31 of contingencies, in the section “Active Contingencies”, the Company (i) obtained final favorable decisions on: (a) lawsuits involving merged companies claiming refunds of the PIS and COFINS portion calculated with the inclusion of the ICMS and/or ICMS-ST relating to the period from 1990 onward, and (b) lawsuits involving the Company and its controlled and merged companies, specifically for the period in which the Special Beverage Regime – “REFRI” was in place (2009 to 2015); and (ii) is awaiting decisions in lawsuits related to the current beverage taxation model (“New Tax Model”) from 2015 onwards. The amounts involved in these lawsuits, referred to in items (i.b) and (ii), are significantly higher than those previously recognized, both for credits of the same type, as for recoveries or tax payments of different types.

Given that the maintenance of the accounting policy for the recognition of credits arising from the res judicata of the lawsuits mentioned above could bring a distorted analysis of the performance of the year due to the significant increase in the values of credits, the Company changed its accounting policy to account for credits and extemporaneous payments of taxes, of any nature, under the item “Other operating income/(expenses)”, no longer following the account of origin, except for amnesty payments, whose accounting is maintained in non-recurring results, given its one-time nature. We emphasize that the change in accounting policy does not change the net income, equity tables previously presented, nor the amounts recorded in Company’s financial results item.

a.III) Regarding the accounting statements for the year ended on December 31, 2019: Consolidated and separate financial statements.

Impacts of adoption to IFRS 16/CPC 06 (R2) Leases (in force as from January 1st, 2019) replaces the existing lease accounting requirements and represents a significant alteration in the accounting and disclosure of leases that were previously classified as operational, which impact us in items of Rights of Use Assets and Liabilities, Depreciation and Interest Expenses.

232

Having adopted the standard effective from January 1, 2019, the Company has adopted retrospective presentation for the consolidated financial statements. The impact on the accounting statements is demonstrated below:

- Recognition of right-of-use assets and lease liabilities in the balance sheet, initially measured at the present value of future lease payments;

- Recognition of depreciation expenses related to right-of-use assets in the income statement;

- Recognition of interest expenses in the financial result on the lease liabilities in the income statement; and

- Segregation of the payment of the leases, into a principal portion presented within the financing activities and an interest component presented in operating activities within cash flow.

The new lease definitions have been applied to all identified contracts in effect on the date of adoption of the standard. IFRS 16/CPC 06 (R2) specifies that the contract contains a lease if it grants the lessee the right to control the use of the identified asset for a period of time by exchange of counter payments.

The Company carried out an inventory of the contracts, evaluating the lease terms in order to conclude whether they include a lease in accordance with IFRS 16/CPC 06 (R2). This analysis identified a significant number of contracts mainly related to the leasing of real estate from third parties, trucks, cars, forklifts and servers.

Short-term (12 months or less) and low value (USD 5,000 or less) leases were not subject to this analysis, as permitted bunder the standard. For these contracts, the Company will continue to recognize lease expenses on a straight-line basis, if applicable.

When measuring lease liabilities, the Company discounted lease payments using incremental borrowing rates. The weighted average rate applied is of 12.6% until December 31, 2018.

The Company has adopted the full retrospective adoption of IFRS 16/CPC 06 (R2) and, consequently, for each period of the previous report presented, it applied CPC 23 - Accounting Policies, Change in Estimates and Correction of Errors.

Uncertainty about Treatment of Taxes on Profit - ICPC 22/IFRIC 23 - The Company reviewed the treatments given to taxes levied on profit, in order to determine the impact on the parent company's and consolidated financial statements, as determined by IFRIC 23/ICPC 22 - Uncertainty about Treatment of Taxes on Profit.

The Company reallocated the balances previously classified in the item Provisions to the item Income tax and social contribution (IR/CSLL) payable on December 31, 2019. The amounts reclassified in 2019 were R$ 109,554 in the parent company and R$ 251,646 in the consolidation, according to Note 16. This reclassification was carried out in line with the clarification of the IFRS Interpretation Committee, which clarifies that uncertain positions on taxes on profit are part of the measurement of taxes on current or deferred income.

b) Significant effects of changes in accounting practices

b.I) Regarding the financial statements for the year ended on December 31, 2021:

There were no changes in estimates and accounting policies that have a material impact on the Financial Statements when compared to the policies and estimates applied in 2020.

233

b.II) Regarding the accounting statements for the year ended on December 31, 2020:

As determined by CPC 23/IAS 8, the policy change is applied as of October 1, 2020 and, for comparative purposes, the relevant balances of credits and extemporaneous payments for 2019 have been reclassified from the account of origin to “Other operating income/(expenses)”, as shown below:

			Parent Company
	2019
	Originally	Adjustment(i)	Restated
	Stated

Net revenue	26,585,322	(522,519)	26,062,803
Cost of products sold	(14,028,587)	-	(14,028,587)
Gross profit	12,556,735	(522,519)	12,034,216

Other items, not adjusted	(769,263)	-	(769,263)
Other operating income/(expenses)	749,886	522,519	1,272,405
Operational earnings	12,537,358	-	12,537,358

Financial expenses	(2,742,243)	-	(2,742,243)
Financial revenues	919,527	-	919,527
Net financial result	(1,822,716)	-	(1,822,716)

Earnings before income tax and social contribution	10,714,642	-	10,714,642

Income tax and social contribution	1,065,323	-	1,065,323
Net profits of the period	11,779,965	-	11,779,965

Earnings per common share (basic) – R$	0.7490	-	0.7490
Earnings per common share (diluted) – R$	0.7423	-	0.7423

(i) The amounts recognized at the parent company during 2019 were of R$ 212,485 in the 3rd quarter and of R$ 310,034 in the 4th quarter of 2019.

234

			Consolidated
	2019
Statement of income	Originally	Adjustment(i)	Restated
	Stated

Net revenue	52,599,709	(594,589)	52,005,120
Cost of products sold	(21,678,159)	-	(21,678,159)
Gross profit	30,921,550	(594,589)	30,326,961

Other items, not adjusted	(15,724,739)	-	(15,724,739)
Other operating income/(expenses)	878,071	594,589	1,472,660
Operational earnings	16,074,882	-	16,074,882

Financial expenses	(4,748,433)	-	(4,748,433)
Financial revenues	1,638,866	-	1,638,866
Net financial result	(3,109,567)	-	(3,109,567)

Profit sharing of joint ventures	(22,310)	-	(22,310)
Earnings before income tax and social contribution	12,943,005	-	12,943,005

Income tax and social contribution	(754,673)	-	(754,673)
Net profits of the period	12,188,332	-	12,188,332

Attributed to:
Controlling interest	11,779,965	-	11,779,965
Non-controlling interest	408,367	-	408,367

Earnings per common share (basic) – R$	0.7490	-	0.7490
Earnings per common share (diluted) – R$	0.7423	-	0.7423

(i) The amounts recognized at the consolidated during 2019 were of R$ 212,485 in the 3rd quarter and of R$ 382,104 in the 4th quarter of 2019.

235

b.III) Regarding the accounting statements for the year ended on December 31, 2019:

The Company chose for the full retrospective adoption of IFRS 16/CPC 06 (R2) and, consequently, for each period of the previous report presented, it applied CPC 23 - Accounting Policies, Change in Estimates and Correction of Errors.

The following tables summarize the impacts on the adoption of the rule on the balance sheet, in the statement of income, in the comprehensive statement of income, in the statement of cash flows and in the statement of value added:

	Parent Company						Consolidated
	12/31/2018			01/01/2018			12/31/2018			01/01/2018
Balance Sheet	Originally Stated	IFRS 16	Restated	Originally Stated	IFRS 16	Restated	Originally Stated	IFRS 16	Restated	Originally Stated	IFRS 16	Restated
Assets
Current Assets	10,646,666	-	10,646,666	11,157,284	-	11,157,284	25,329,605	-	25,329,605	24,362,690	-	24,362,690

Deferred income tax and social contribution	768,689	19,786	788,475	470,621	6,381	477,002	2,017,475	47,267	2,064,742	2,279,339	31,567	2,310,906
Investments	60,773,044	(54,206)	60,718,838	64,353,205	(50,724)	64,302,481	257,135	-	257,135	237,961	-	237,961
Property, plant and equipment	10,514,553	982,700	11,497,253	10,806,139	380,943	11,187,082	20,096,996	1,541,012	21,638,008	18,822,327	1,882,818	20,705,145
Other items, not adjusted	6,117,778	-	6,117,778	4,426,105	-	4,426,105	46,424,927	-	46,424,927	40,794,289	-	40,794,289
Non-Current Assets	78,174,064	948,280	79,122,344	80,056,070	336,600	80,392,670	68,796,533	1,588,279	70,384,812	62,133,916	1,914,385	64,048,301

Total assets	88,820,730	948,280	89,769,010	91,213,354	336,600	91,549,954	94,126,138	1,588,279	95,714,417	86,496,606	1,914,385	88,410,991

Liabilities and shareholders’ equity

Loans and financing	233,962	154,577	388,539	351,119	161,831	512,950	1,560,630	380,591	1,941,221	1,321,122	378,236	1,699,358
Other items, not adjusted	12,062,644	-	12,062,644	19,488,228	-	19,488,228	23,267,740	-	23,267,740	27,367,354	-	27,367,354
Current liabilities	12,296,606	154,577	12,451,183	19,839,347	161,831	20,001,178	24,828,370	380,591	25,208,961	28,688,476	378,236	29,066,712

Loans and financing	539,571	886,319	1,425,890	732,662	237,881	970,543	862,138	1,300,304	2,162,442	1,231,928	1,599,261	2,831,189
Other items, not adjusted	19,643,930	-	19,643,930	24,987,914	-	24,987,914	10,888,206	-	10,888,206	8,948,730	-	8,948,730
Non-current liabilities	20,183,501	886,319	21,069,820	25,720,576	237,881	25,958,457	11,750,344	1,300,304	13,050,648	10,180,658	1,599,261	11,779,919

Total liabilities	32,480,107	1,040,896	33,521,003	45,559,923	399,712	45,959,635	36,578,714	1,680,895	38,259,609	38,869,134	1,977,497	40,846,631

Shareholders’ Equity

Reserves	70,215,287	(92,726)	70,122,561	63,361,144	(63,009)	63,298,135	70,215,287	(92,726)	70,122,561	63,361,144	(63,009)	63,298,135
Equity Valuation Adjustment	(71,584,866)	110	(71,584,756)	(74,966,470)	(103)	(74,966,573)	(71,584,866)	110	(71,584,756)	(74,966,470)	(103)	(74,966,573)
Other items, not adjusted	57,710,202	-	57,710,202	57,258,757	-	57,258,757	57,710,202	-	57,710,202	57,258,757	-	57,258,757
Controlling Shareholders’ equity	56,340,623	(92,616)	56,248,007	45,653,431	(63,112)	45,590,319	56,340,623	(92,616)	56,248,007	45,653,431	(63,112)	45,590,319
Non-controlling interest	-	-	-	-	-	-	1,206,801	-	1,206,801	1,974,041	-	1,974,041
Total shareholders’ equity	56,340,623	(92,616)	56,248,007	45,653,431	(63,112)	45,590,319	57,547,424	(92,616)	57,454,808	47,627,472	(63,112)	47,564,360

Total liabilities and shareholders’ equity	88,820,730	948,280	89,769,010	91,213,354	336,600	91,549,954	94,126,138	1,588,279	95,714,417	86,496,606	1,914,385	88,410,991

236

			Parent Company
	2018
Statement of income	Originally	IFRS16	Restated
	Stated

Net revenue	23,214,028	-	23,214,028
Cost of products sold	(12,447,880)	3,582	(12,444,298)
Gross profit	10,766,148	3,582	10,769,730

Logistic expenses	(2,266,991)	58,860	(2,208,131)
Commercial expenses	(2,372,956)	11,046	(2,361,910)
Administrative expenses	(1,326,741)	1,642	(1,325,099)
Other items, not adjusted	865,727	-	865,727
Profit sharing of subsidiaries, affiliates and joint ventures	6,795,992	(3,693)	6,792,299
Operational earnings	12,461,179	71,437	12,532,616

Financial expenses	(4,403,313)	(114,559)	(4,517,872)
Other items, not adjusted	2,158,542	-	2,158,542
Net financial result	(2,244,771)	(114,559)	(2,359,330)

Earnings before income tax and social contribution	10,216,408	(43,122)	10,173,286

Income tax and social contribution	808,270	13,405	821,675
Net profits of the period	11,024,678	(29,717)	10,994,961

Earnings per common share (basic) – R$	0.7014	(0.0019)	0.6995
Earnings per common share (diluted) – R$	0.6953	(0.0019)	0.6934

			Consolidated
	2018
Statement of income	Originally	IFRS16	Restated
	Stated

Net revenue	50,231,336	-	50,231,336
Cost of products sold	(19,269,627)	20,204	(19,249,423)
Gross profit	30,961,709	20,204	30,981,913

Logistic expenses	(6,736,474)	129,260	(6,607,214)
Commercial expenses	(5,729,523)	8,226	(5,721,297)
Administrative expenses	(2,367,221)	3,756	(2,363,465)
Other items, not adjusted	860,926	-	860,926
Operational earnings	16,989,417	161,446	17,150,863

Financial expenses	(4,562,251)	(206,864)	(4,769,115)
Other items, not adjusted	738,815	-	738,815
Net financial result	(3,823,436)	(206,864)	(4,030,300)

Profit sharing of joint ventures	1,040	-	1,040
Earnings before income tax and social contribution	13,167,021	(45,418)	13,121,603

Income tax and social contribution	(1,789,594)	15,701	(1,773,893)
Net profits of the period	11,377,427	(29,717)	11,347,710

Attributed to:
Controlling interest	11,024,678	(29,717)	10,994,961
Non-controlling interest	352,749	-	352,749

Earnings per common share (basic) – R$	0.7014	(0.0019)	0.6995
Earnings per common share (diluted) – R$	0.6953	(0.0019)	0.6934

237

			Parent Company			Consolidated
	2018			2018
Comprehensive statement of income	Originally Stated	IFRS 16	Restated	Originally Stated	IFRS 16	Restated
Net profits of the period	11,024,678	(29,717)	10,994,961	11,377,427	(29,717)	11,347,710

Total profits and (losses) on conversion of operations abroad	1,643,491	213	1,643,704	1,766,433	213	1,766,646

Other items, not adjusted	520,670	-	520,670	519,344	-	519,344

Comprehensive result of the period	13,188,839	(29,504)	13,159,335	13,663,204	(29,504)	13,633,700
Attributed to:
Controlling interest	13,188,839	(29,504)	13,159,335	13,188,839	(29,504)	13,159,335
Non-controlling interest	-	-	-	474,365	-	474,365

			Parent Company			Consolidated
	2018			2018
Statement of cash flow	Originally Stated	IFRS 16	Restated	Originally Stated	IFRS 16	Restated
Net profits of the period	11,024,678	(29,717)	10,994,961	11,377,427	(29,717)	11,347,710
Depreciation, amortization and impairment	2,164,869	201,259	2,366,128	4,023,054	425,375	4,448,429
Net financial result	2,244,771	114,559	2,359,330	3,823,436	206,864	4,030,300
Income tax and social contribution	(808,270)	(13,405)	(821,675)	1,789,594	(15,701)	1,773,893
Profit sharing of subsidiaries, affiliates and joint ventures	(6,795,992)	3,693	(6,792,299)	(1,040)	-	(1,040)
Other items, not adjusted	267,364	-	267,364	(831,288)	-	(831,288)
Cash flow of operating activities before working capital and provisions	8,097,420	276,389	8,373,809	20,181,183	586,821	20,768,004

Cash generation from operating activities	7,341,821	276,389	7,618,210	19,734,610	586,821	20,321,431

Paid interest	(1,626,470)	(94,636)	(1,721,106)	(621,879)	(151,941)	(773,820)
Other items, not adjusted	8,276,878	-	8,276,878	(1,201,536)	-	(1,201,536)
Cash flow of operating activities	13,992,229	181,753	14,173,982	17,911,195	434,880	18,346,075

Payment of lease liabilities	-	(181,753)	(181,753)	(13,104)	(434,836)	(447,940)
Other items, not adjusted	(21,710,953)	-	(21,710,953)	(13,208,508)	-	(13,208,508)
Cash flow of financial activities	(21,710,953)	(181,753)	(21,892,706)	(13,221,612)	(434,836)	(13,656,448)

Other items, not adjusted	7,975,565	-	7,975,565	(3,675,706)	-	(3,675,706)
Net increase/(decrease) in cash and cash equivalents	256,841	-	256,841	1,013,877	44	1,013,921
Effect of foreign-exchange variation	-	-	-	96,886	(44)	96,842

238

	Parent Company			Consolidated
	2018			2018
Statement of value added	Originally Stated	IFRS 16	Restated	Originally Stated	IFRS 16	Restated

Revenue	42,735,280	-	42,735,280	76,976,596	-	76,976,596
Other items, not adjusted	42,735,280	-	42,735,280	76,976,596	-	76,976,596
Inputs purchased from third parties	(17,550,769)	171,641	(17,379,128)	(28,417,380)	319,503	(28,097,877)
Costs of products, goods and services sold	(13,945,502)	-	(13,945,502)	(18,955,201)	7,988	(18,947,213)
Materials, energy, third party services and others	(3,518,914)	171,641	(3,347,273)	(9,282,669)	311,515	(8,971,154)
Other items, not adjusted	(86,353)	-	(86,353)	(179,510)	-	(179,510)
Gross value added	25,184,511	171,641	25,356,152	48,559,216	319,503	48,878,719

Retentions	(2,078,516)	(201,258)	(2,279,774)	(3,843,544)	(425,375)	(4,268,919)
Depreciation and amortization	(2,078,516)	(201,258)	(2,279,774)	(3,843,544)	(425,375)	(4,268,919)
Net produced value added	23,105,995	(29,617)	23,076,378	44,715,672	(105,872)	44,609,800

Value added received on transfer	8,994,748	(3,693)	8,991,055	385,228	-	385,228
Profit sharing of subsidiaries, affiliates and joint ventures	6,795,992	(3,693)	6,792,299	1,040	-	1,040
Other items, not adjusted	2,198,756	-	2,198,756	384,188	-	384,188
Total value added to distribute	32,100,743	(33,310)	32,067,433	45,100,900	(105,872)	44,995,028
Distribution of value added	32,100,743	(33,310)	32,067,433	45,100,900	(105,872)	44,995,028
Taxes, fees and contributions	14,951,904	(13,405)	14,938,499	24,700,335	(15,701)	24,684,634
Federal	3,654,331	(13,405)	3,640,926	9,621,961	(15,701)	9,606,260
Other items, not adjusted	11,297,573	-	11,297,573	15,078,374	-	15,078,374
Remuneration of third party capital	4,324,668	9,812	4,334,480	4,558,199	(60,454)	4,497,745
Financial expenses, except tax on financial transactions	4,216,861	114,559	4,331,420	4,224,625	206,864	4,431,489
Rents	107,807	(104,747)	3,060	333,574	(267,318)	66,256
Remuneration of equity	11,024,678	(29,717)	10,994,961	11,377,427	(29,717)	11,347,710
Retained profits	3,479,070	(29,717)	3,449,353	3,479,070	(29,717)	3,449,353
Other items, not adjusted	7,545,608	-	7,545,608	7,898,357	-	7,898,357
Other items, not adjusted	1,799,493	-	1,799,493	4,464,939	-	4,464,939

239

c) Qualifications and emphasis contained in the auditor’s report

There were no qualifications or emphasis in the auditor’s report in the past three fiscal years.

240

10.5 – Critical accounting policies

We consider an accounting policy to be critical when it is important to reflect our financial condition and operating income and require complex or significant judgments and estimates on the part of our management. For a summary of all accounting practices, please see Note 3 to the accounting statements of the Company.

The individual and consolidated accounting statements were prepared according to Brazilian and international technical pronouncements, which require from management to make judgments and estimates and to make decisions that affect the application of the accounting practices and the amounts shown in the balance sheet and income statement. The estimates and the underlying judgments are based on historical experience and on several other factors considered reasonable in the light of the circumstances, whose results constitute the criterion for taking decisions regarding the book value of assets and liabilities not readily evident from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Changes to accounting estimates can only affect the period in which the estimate is revised or future periods.

Although each critical accounting policy reflects judgments, assessments or estimates, the Company believes that the accounting practices reflect the most critical judgments, estimates and assumptions that are important to its businesses and an understanding of its results:

(i)	Recognition of assets and liabilities related to extemporaneous tax credits and debts

The accounting policy applied by the Company considers the recognition of credits and extemporaneous payments of taxes of any nature as determined by IAS 37/CPC 25 - Provisions, Contingent Liabilities and Contingent Assets.

Provided that, the credits are recognized only when the management (i) has elements that guarantee that the right is virtually certain; and (ii) that the amount to be offset or refunded is reliably measured. If the recovery of the asset is probable or the amount cannot be reliably measured, the amounts are not recognized in the accounts, but are disclosed in note 31 of Contingencies in Contingent Assets. The management understands that, in cases of pending lawsuits, obtaining a final and unappealable decision for a Company’s specific lawsuit is the condition required to confirm the existence of its right, except for specific circumstances relevant to the concrete case that allow not only the recognition of its right, but an objective and reliable measurement.

Debts arising from the same nature are recognized if (i) it arises from a past event; (ii) has a present obligation; (iii) expected disbursement is probable and (iv) the amounts are reliably estimated. If the expectation of disbursement is possible or the amount cannot be reliably measured, the amounts are presented in the note of Contingencies.

Both contingent assets and liabilities are periodically assessed to ensure that developments are accurately reflected and disclosed in the financial statements.

As of October 1, 2020, the accounting policy for the recognition of assets and liabilities related to the recognition of credits and extemporaneous payments of taxes of any nature is recorded in item “Other operating income/(expenses)”, except for amnesty payments, whose accounting is maintained in non-recurring results, given its one-time nature.

241

(ii) Leases

Until December 31, 2018, leases of assets in which the risks and benefits of the asset were substantially retained by the lessor were classified as operating leases. Operational lease payments were recognized in the income statement as payments were incurred until the end of the agreement.

IFRS 16/CPC 06 (R2) - Leases replaced the existing lease accounting requirements and was adopted in full retrospectively by the Company, resulting in a significant change in the accounting treatment and disclosure of leases that were previously classified as operating leases, with more assets and liabilities reported in the balance sheet and recognition of the lease costs and relevant interpretations.

Leases are recognized as a right-of-use asset and a corresponding liability on the date that the leased asset is available for use by the Company. Each lease payment is allocated between the liability and the financial expense. The financial expenses are recognized in the income statement during the lease period. Right-of-use assets are depreciated over the shortest period between the useful life of the asset and the lease term, using the straight-line method.

The assets and liabilities arising from a lease are initially measured at present value and, when measuring lease liabilities, the Company discounts lease payments using incremental loan rates.

Payments associated with short-term leases and all leases of low-value assets are recognized using the straight-line method as an expense in the income statement. Short-term leases are leases with a term of 12 months or less. Low-value assets comprise assets with a value equal to or less than 5 thousand dollars.

(iii) Business combinations involving entities under common control

Business combinations between entities under common control have not yet been specifically addressed by IFRS or CPC. IFRS 3/CPC 15(R1) - Business combinations is the pronouncement that applies to business combinations, but explicitly excludes from its scope the business combinations between entities under common control.

1) Precedent Cost

As permitted by IAS 8/CPC 23 - Accounting Policies, Change of Estimate and Error Rectification, Management adopted an accounting practice in line with the Generally Accepted Accounting Principles in the United States and United Kingdom (USGAAP - Generally Accepted Accounting Principles (United States) and UKGAAP - Generally Accepted Accounting Principles (United Kingdom)), the predecessor basis of accounting to record the book value of the received asset, such as recorded by the subsidiary.

The predecessor basis of accounting provides that when booking a transfer of assets between entities under common control, the entity receiving the net assets or equity interests, shall initially measure the assets and liabilities transferred, recognized at their book values in the accounts of the transferring entity, on the transfer date, retrospectively. If the book values of the assets and liabilities transferred by the subsidiary differ from the historical cost of the subsidiary of the entities under common control, the accounting statements of the receiving entity must reflect the assets and liabilities transferred to the cost of the subsidiary of the entities under common control in contrast with equity against the adjustments reserve account of equity valuation.

2) Exchange of assets

In relation to the transactions between entities under common control involving the disposal/transfer from the subsidiary to its controlling shareholder, i.e., above the level of Ambev’s consolidated financial statement, the Company evaluates the existence of (i) opposition of interests; and (ii) substance and economic purpose. Having fulfilled these assumptions, seeking to provide adequate visibility and fair impact on the number of distributable results to its shareholders, notably non-controlling shareholders, the Company has adopted as a policy, in a similar way, the concepts of IAS 16/CPC 27 - Fixed asset. Said policy contemplates assets acquired through swap for non-monetary asset, or a combination of monetary and non-monetary assets. The assets subject to swap may be of the same nature or of different natures. The cost of such asset item is measured at fair value, unless the swap transaction is not of a commercial nature, or the fair value of the received asset and the assigned asset may not be reliably measured. The acquired asset is measured in this way even if the entity may not immediately retire the assigned asset. If the acquired asset is not measurable at fair value, its cost is determined by the book value of the assigned asset.

242

When there is a distribution of assets other than in the form of cash, the asset before its distribution is measured at its fair value against an income account for the year. Although its application is provided for distributions through which the owners of the same class of equity instruments are benefited and the treatment of which is equitable, also in a manner similar to the ICPC 07/IFRIC 17, in the absence of a specific accounting practice for transactions under common control, we consider the provisions of this instruction in the definition of our accounting practice. As well as in other sales that Ambev makes for its controlling shareholder (products, inputs etc.) where the result of the transaction is recognized in the income statement as provided in paragraph 56 of ICPC 09 and similar to paragraph 33a of CPC 31 (the only rule that deals with the disposal of business, without distinguishing between transactions with controlling shareholder and third party).

(iv) Reduction at the recovery value (impairment) of non-financial assets

The Management assesses on an annual basis whether there is objective evidence that the financial asset of the group of financial assets is deteriorated. If there is any indication, the recovery value of the asset is estimated. An asset or group of financial assets is deteriorated and the losses for impairment are registered only if there is objective evidence of impairment as a result of one or more events occurred after the initial recognition of the assets (“event of loss”) and that event (or events) of loss exerts an impact on the estimated future cash flows of the financial asset or group of financial assets, and may be estimated in a reliable manner.

(v) Provisions

Provisions are recognized when: (i) the Company has a current (legal or non-formalized) obligation resulting from past events; (ii) there is likely to be a future disbursement to settle a current obligation; and (iii) the amount can be estimated with reasonable certainty.

The provisions, except for the ones mentioned in the disputes and litigation topic, are measured by discounting expected future cash flows at a pre-tax rate that reflects current market valuations of the value of money over time and, when appropriate, the specific risks of the obligation.

1) Restructuring

A provision for restructuring is recognized when the Company has a detailed and approved restructuring plan and when the restructuring has already started or announced. Expenses related to the Company's normal activities and future conduct are not provisioned, but they are recognized when an expense has been incurred. The provision includes the commitments related to the benefits that will be paid by the Company to the employees dismissed in the restructuring.

2) Disputes and litigation

The provision for disputes and litigation is recognized when it is more likely than unlikely that the Company will be required to make future payments as a result of past events. Such payments include, but are not limited to, various claims, proceedings and actions initiated by both third parties and the Company, relating to antitrust laws, breach of distribution and licensing agreements, environmental matters, labor disputes, complaints from tax authorities and other litigious matters.

243

(vi) Share-based payment

Different compensation programs based on shares and options allow members of Management and other executives appointed by the Board of Directors to acquire the Company’s shares. The fair value of the stock options is measured on the granting date using the most appropriate option pricing model. Based on the expected number of options to be exercised, the fair value of the options granted is recognized as an expense during the option vesting period against equity. When the options are exercised, the equity increases by the amount of the proceeds received.

(vii) Employee benefits

Post-employment benefits

Post-employment benefits include pensions managed in Brazil by Instituto Ambev de Previdência Privada – IAPP, post-employment dental benefits and post-employment medical benefits managed by Fundação Zerrenner. Usually, pension plans are funded by payments made by both the Company and its employees, taking into account the recommendations of independent actuaries. Post-employment dental benefits and post-employment medical benefits are maintained by the return on Fundação Zerrenner’s plan assets. If necessary, the Company may contribute some of its earnings to Fundação Zerrenner.

The Company manages defined benefit and/or defined contribution and/or dental and health care plans for employees of its companies located in Brazil and its subsidiaries located in the Dominican Republic, Barbados, Panama, Uruguay, Bolivia, Argentina and Canada.

The Company maintains funded and unfunded plans.

vii.1) Defined contribution plans

A defined contribution plan is a pension plan under which the Company pays fixed contributions into a fund. Company has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees for the benefits relating to employee service in the current and prior periods.

The contributions from such plans are recognized as an expense in the period in which they are incurred.

vii.2) Defined benefit plans

Typically, defined benefit plans define an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation.

For defined benefit plans, expenses are assessed separately for each plan using the projected unit credit method. The projected unit credit method considers each period of service as an additional unit of benefit to measure each unit separately. Under this method, the cost of providing pensions is charged to the income statement during the period of service of the employees. The amounts charged to the income statement consist of current service cost, interest, past service costs and the effect of any settlements and agreements. The obligations of the plan recognized in the balance sheet are measured at the present value of the estimated future cash outflows using a discount rate equivalent to the government´s bond rates with maturity terms similar to those of the obligation, less the fair value of the plan assets.

Past service costs result from the introduction of new plans or changes to existing ones. They are immediately recognized in the income statement for the year on whichever occurs first between the date of: (i) settlements / agreements, or (ii) when the Company recognizes costs related to restructuring or termination, unless the changes are conditional on the employee remaining in their job for a specific period of time (the period during which the right is acquired). In such case, costs of past services are amortized using the straight-line method during the vesting period.

244

Actuarial gains and losses consist of the effects of differences between the previous actuarial assumptions and what has actually occurred, and the effects of changes in actuarial assumptions. Actuarial gains and losses are fully recognized in comprehensive income.

Re-measurements consisting of actuarial gains and losses, the effect of asset ceiling and the return on the plan’s assets, both excluding net interest, are recognized in the statement of comprehensive income, in their totality, during the period in which they occur. Re-measurements are not reclassified for the income statement in subsequent periods.

When the amount calculated for a defined benefit plan is negative (an asset), Ambev recognizes such assets (prepaid expenses) to the extent of the amount of the economic benefit available to Ambev either from refunds or reductions in future contributions.

Other post-employment obligations

The Company and some of its subsidiaries provide medical benefits, reimbursement of certain medication expenses and other benefits to certain previous retirees. These benefits are not granted to new retirees. The expected costs of these benefits are recognized over the period of employment, using an accounting methodology similar to that for defined benefit plans, including actuarial gains and losses.

Termination benefits

Termination benefits are recognized as an expense on the first of the following dates: (i) when Ambev is committed to a detailed formal plan for terminating the employment relationship prior to the normal retirement date, with no real possibility of withdrawing it; and (ii) when Ambev recognizes restructuring costs.

Bonus

Bonus granted to employees and managers are based on attaining pre-defined individual and collective targets. The estimated amount of the bonus is recognized as an expense in the period in which it accrues.

(viii) Current and deferred taxes

The corporate income tax (IRPJ) and social contribution (CSLL) for the year represent current and deferred taxes. Income tax and social contribution are recognized to the income statement, unless they involve items directly recognized in the comprehensive income statement or other equity account. In these cases, the tax effect is also recognized directly in the comprehensive income statement or equity account (except for interests on capital, as per Note 3 (t)).

Expenses with current taxes is the expectation of payment on the taxable income for the year, using the nominal tax rate approved or substantially approved on balance sheet date, as well as any adjustment to tax payable referring to previous years.

Deferred tax is recognized using the balance sheet method. This means that in the case of taxable and deductible differences of a temporary nature between the tax and accounting bases of the assets and liabilities, the deferred asset or liability tax is recognized. Under this method the provision for deferred tax is also calculated on the differences between the fair value of the assets and liabilities acquired in a business combination and their tax base. IAS 12 / CPC 32 Income Taxes provides that no deferred tax be recognized when recognizing goodwill; and that no deferred asset and/or liability tax be recognized (i) upon initial recognition of an asset or liability arising from a transaction other than a business combination which at the time of the transaction does not affect the book or fiscal income or loss; and (ii) on differences involving equity investments in subsidiaries, provided these are not reversed in the foreseeable future. The value determined for the deferred tax is based on the expectation or realization or liquidation of the temporary difference, and uses the nominal rate approved or substantially approved.

245

Deferred tax assets and liabilities are offset where a legal enforceable right to offset current tax assets and liabilities exists and provided that they relate to taxes assessed by the same tax authority on the same taxpayer, or different taxpayers who intend to settle current tax assets and liabilities on a net basis or simultaneously realize the asset and settle the liability.

Deferred tax assets are recognized only to the extent any future taxable income is likely to occur. Deferred income tax assets are reduced to the extent no future taxable income is likely to occur.

Furthermore, the Company applies the provisions of ICPC 22/IFRIC 23 - Uncertainty about Treatment of Taxes on Profit, in relation to the treatments that affected the calculation of taxes on profit and were questioned by the tax authorities (uncertain tax treatments), as disclosed in note 31 – Contingencies – Uncertainties about treatment of IRPJ and CSLL.

(ix) Joint arrangements:

Joint arrangements are all entities over which the Company shares control with one or more parties. Joint arrangements are classified as joint operations or joint ventures, depending on the contractual rights and obligations of each investor.

(x) Measurement of financial instruments, including derivatives

Classification and Measurement

The Company uses financial instruments to implement its risk management policies and strategy. Derivatives are often used to mitigate the impact of foreign currencies, interest rates, share prices and commodity prices upon performance of the Company. The financial risk management policy of the Company prohibits the use of derivatives when not related to the business of the Company.

A financial asset (unless it is accounts receivable from clients with no significant financial component) or financial liability is initially measured at the fair value, added, for an item not measured at the fair value by means of the result, by the costs of transaction directly attributable to its acquisition or issuance. Accounts receivable from clients with no significant financial component is initially measured at the operation price.

Upon initial recognition, a financial asset is classified as measured: at the amortized cost; at the fair value through other comprehensive results – debt instrument; at the fair value through other comprehensive results – equity instrument; or at the fair value through the result.

The financial assets are not reclassified after the initial recognition, unless the Group changes the business model to the financial asset management, and, in such case, all affected financial assets are reclassified on the first day of the presentation period after the change to the business model.

The classifications of the financial assets of the Company are the following:

•	Debt instruments at the fair value through other comprehensive results, with gains or losses reversed to profit or losses upon derecognition. The financial assets in such category are the debt instruments of the Company kept within a business model to collect cash flows and sell.

246

•	Equity instruments designated at the fair value through other comprehensive results, with no new measurement of gains or losses in the result upon derecognition. Such category includes only the shareholders’ equity instrument, which the Company intends to retain in the foreseeable future and which the Company irrevocably elected to classify upon initial recognition or transition. Such instruments are not subject to impairment test.
•	The financial assets at the fair value through the result comprehend derivative instruments and equity instruments that the company had not classified, upon initial recognition or transition, to classify at the fair value through other comprehensive results. Such category also includes the debt instruments of which the cash flow characteristics are not kept within a business model whose purpose is collecting contractual cash flows or collecting contractual cash flows and sell.

The measurements of the financial assets of the Company are the following:

Hedge Accounting

Derivatives financial instruments are intended to hedge the Company against risks relating to foreign currencies, interest rates and commodity prices. Derivative financial instruments which, in spite of being contracted for hedging purposes, do not meet all hedging account criteria, are recognized at fair value through income for the year.

Derivative financial instruments are initially recognized at fair value, which is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction. The fair value of derivative financial instruments can be calculated based on market quotations; pricing models that consider current market quotations; or the credit quality of the counterparty.

After their initial recognition, derivative financial instruments are again measured at fair value on the date of the financial statements. Changes in the fair value of derivative financial instruments are recorded in the income for the year, except when these instruments are intended for hedging the cash flow or net investments, whose changes in fair value are recorded in comprehensive income.

The Company realizes derivatives of commodities that have critical terms similar to the hedged item. The Company applies component hedges to its commodities. The hedged component is contractually specified and coincides with those defined in the derivative agreement, thus, the hedge ratio is of 1:1. The hedge effectiveness is realized in a qualitative manner. Whenever the critical terms do not coincide, the company uses the hypothetical method to assess the efficacy. Possible sources of inefficacy are changes upon the moment of the transaction set forth, in the quantity of the good to be hedged, or changes upon the credit risk of any of the parties to the derivative agreement.

The concepts of cash flow, net investment and fair value hedging are applied to all instruments that meet the hedge accounting requirements of IFRS 9/CPC 48 - Financial Instruments.

Accounting of cash flow hedge

The cash flow hedge is applicable to hedge the exposure of cash flows of a registered asset or liability, the foreign currency risk and commodities price fluctuations associated to a transaction whose performance is highly likely, the effective portion of any result (gain or loss) with the derivative financial instrument is directly recognized in the comprehensive result (cash flow hedged reserves) and must be reclassified from the cash flow hedge to the same category and in the same period impacted by the future expected hedged cash flows. The ineffective portion of any gain or loss is immediately recognized in the income statement.

When a hedge instrument or a hedge relationship is extinct, but the hedged transaction is still expected to occur, the accumulated gains and losses (until that point) remain in the comprehensive income, being reclassified according to the above practice, when the hedge transaction occur. If the hedged transaction is no longer likely to occur, the accumulated gains and losses recognized in the comprehensive income are immediately reclassified to the income statement.

247

Accounting of fair value hedge

When a derivative financial instrument hedges the exposure to the variability in a fair value of a registered asset or liability or a firm commitment, any result (gain or loss) with a derivative financial instrument is recognized in the income statement. The book value of the hedged item is also recognized by the fair value in relation to the risk, with the respective recognized gains and losses in the income statement.

Accounting of net investment hedge

When a non-derivative liability in foreign currency hedges a net investment in an operation abroad, the foreign exchange differences arising out of the conversion of the liability to the functional currency are directly recognized in other comprehensive income (conversion reserves), while the ineffective portion is recognized in the income statement.

When a derivative financial instrument hedges a net investment in an operation abroad, the portion of gain or loss or the loss in the hedge instrument determined as effective is directly recognized in other comprehensive income (conversion reserves), while the ineffective portion is reported in profit or loss.

Derivatives measured at fair value by means of income

Certain derivative financial instruments do not qualify for accounting of hedge. The variations in the fair value of any of these derivative financial instruments are immediately recognized in the income statement.

Reduction in the recovery value (impairment) of financial assets

The Management, on a quarterly basis, assesses whether there is objective evidence that the financial asset of the group of financial assets is deteriorated. If there is any indication, the recovery value of the asset is estimated. An asset or group of financial assets is deteriorated and the losses for impairment are registered only if there is objective evidence of impairment as a result of one or more events occurred after the initial recognition of the assets (“event of loss”) and that event (or events) of loss exerts an impact on the future estimated cash flows of the financial asset or group of financial assets and may be estimated in a reliable manner.

(xi) Accounting and Disclosure Rule in Highly Inflationary Economy

In accordance with IAS 29/CPC 42, the non-monetary assets and liabilities, the equity and the income statement of subsidiaries that operate in highly inflationary economies are adjusted by the alteration of the general acquisition power of the currency, applying a general price index.

The financial statements of an entity of which the functional currency is that of a highly inflationary economy, whether they are based on an approach by the historical cost or on the approach by the current cost, must be expressed in terms of the measurement unit current on the date of the balance sheet and converted to Real at the closing foreign rate of the period.

248

10.6 – Material items not mentioned in the accounting statements

a) the assets and liabilities directly or indirectly held by the Company and not reflected in its balance sheet

Not applicable since there is no material item not reflected in Company’s accounting statements for the fiscal years ended on December 31, 2021, 2020 and 2019.

b) other items not mentioned in the accounting statements

Not applicable since there is no material item not reflected in Company’s accounting statements for the fiscal years ended on December 31, 2021, 2020 and 2019.

249

10.7 – Comments on items not mentioned in the accounting statements

a) how do those items change or may change the revenues, expenses, operating income, financial expenses and other items in the accounting statements of the Company

As mentioned in item 10.6 above, there are no items that were not mentioned in our accounting statements for the fiscal years ended on December 31, 2021, 2020 and 2019.

b) nature and purpose of the transaction

As mentioned in item 10.6 above, there are no items that have not been mentioned in our accounting statements for the fiscal years ended on December 31, 2021, 2020 and 2019.

c) nature and amount of the obligations assumed and rights generated to the benefit of the Company as a result of the transaction

As mentioned in item 10.6 above, there are no items that have not been mentioned in our accounting statements for the fiscal years ended on December 31, 2021, 2020 and 2019.

250

10.8 – Business Plan

a) investments (including quantitative and qualitative descriptions of existing investments and anticipated investments, sources of financing for existing and anticipated material investments and divestments), particularly: (i) quantitative and qualitative description of existing and anticipated investments; (ii) sources of financing for investments; and (iii) relevant divestments in progress and anticipated.

i. quantitative and qualitative description of existing and anticipated investments

In 2021, the investment in consolidated property, plant and equipment and intangible assets amounted to R$ 7,528 million, consisting in R$ 4,626 million for our business segment in Brazil, R$ 797 million for our business segment in CAC, R$ 1,539 million related to investments in our operations in Latin America South and R$ 565 million related to investments in Canada.

In 2020, the investment in consolidated property, plant and equipment and intangible assets amounted to R$ 4,663.4 million, consisting in R$ 3,080.2 million for our business segment in Brazil, R$ 668.6 million for our business segment in CAC, R$ 529.4 million related to investments in our operations in Latin America South and R$ 385.1 million related to investments in Canada.

In 2019, the investment in consolidated property, plant and equipment and intangible assets amounted to R$ 5,069.4 million, consisting in R$ 3,176.5 million for our business segment in Brazil, R$578.4 million for our business segment in CAC, R$ 1,025.0 million related to investments in our operation in Latin America South and R$ 289.5 million related to investments in Canada.

These investments included, mainly, the expansion of the productive capacity, quality control, automation, modernization and replacement of the packaging lines, storage for direct distribution, coolers, and investment for the replacement of bottles and crates, market assets of former players as well as continued investment in information technology.

In 2022, we plan to invest with the purpose of increasing value generation through greater return on our invested capital, focusing on technology and improving our level of service.

ii. sources of financing for investments

The Company has resources from its operating cash flow generation and credit facilities extended by financial institutions in Brazil and other countries as sources of financing for its investments.

iii. relevant divestments in progress and anticipated

There are no significant divestments foreseen on the date of this Reference Form.

b) acquisitions already disclosed of plants, equipment, patents and other assets that may significantly affect the production capacity of the Company

There has been no disclosure of acquisition of plants, equipment, patents or other assets, other than those already described in item 10.8.a above that may significantly affect the production capacity of the Company.

251

c) new products and services, indicating: (i) description of the research in progress already disclosed, (ii) total amounts spent by the issuer on research for the development of new products or services, (iii) projects under development already disclosed, and (iv) total amounts spent by the issuer on the development of new products or services.

Over the past few years, the Company invested in launching new products and packs, and intends to continue investing in product innovations. However, because this involves trade secrets, this information may not be disclosed in advance.

In 2019, we continue to see the trend of expansion of the premium segment as a significant opportunity: we launched Stella Artois Low Gluten, the first premium beer to address the health and wellness trend in Brazil, Beck’s, a legitimate pure malt beer that has followed the German purity law since 1873, started its roll-out focusing on the southeastern region of the country. We have also successfully conducted a pilot for a new variety of Brahma: the Brahma Duplo Malte, a core plus beer pure malt produced with two types of malt. Brahma Duplo Malte reinforces brewing expertise and has a positive impact on Brahma’s brand power. Also, in Brazil, continuing the launch of craft beers, we launched Legítima beer in the state of Ceará. In Argentina, we launched Quilmes Red Lager, a new variety of our classic lager. At NAB we continue to make important investments in our main brand, Guaraná Antarctica, launching its new visual brand identity.

Innovation and transformation of our business are pillars and central elements of our commercial strategy. During 2020, the COVID-19 pandemic played a relevant role in accelerating consumer trends in which we were already investing, reinforcing the need for an innovative and consumer-centric mindset. We are guided by a structure with five growth drivers involving innovation and integrated digital solutions that drive the resolution of problems for our customers and consumers: (i) new flavors and better value-added propositions, (ii) convenience for consumers, (iii) innovation in services for our customers, (iv) health and wellness, and (v) future beverages. In Brazil Beer, the highlight was the launch of Brahma Duplo Malte, the result of the active listening of our consumers, which brings in its recipe the Munich and Pilsner malts and a creaminess that deliver a differentiated experience to consumers, making the product a leader in the core plus segment in the year of its launch. We also invested in the visual renovation of Bohemia, which continued to show strong sequential results and closed the year with the second position in the core plus segment. Our premium beers maintained a growth rate above the beer industry, with the strengthening of our global brands. We also launched two new beers produced with local ingredients, Berrió from Piauí and Esmera from Goiás, contributing to the promotion of the economy and culture of the States where they are produced and sold. Finally, we continued to innovate in other beverage categories, with the launch of four new variants of the Beats family, the Beats Zodiac, in 12 collectible editions in collaboration with the singer Anitta, in addition to the mixed beverages Mike’s and Isla. In the non-alcoholic beverages (NAB) category, we nationally launched Natu, our version of Guaraná Antarctica made with 100% natural ingredients and we continue to invest in reducing the sugar content in our portfolio.

In 2021, we continued to accelerate the renewal and expansion of our brands and products, testing, for example, more than 65 new products in Brazil (both brands and packaging) and we reached 20% of our net revenue with products that did not exist in the last 3 years. In the premium segment, we launched Stella Sem Glúten (Gluten-Free) and Michelob Ultra, continuing to address the health and wellness trend in Brazil, and Stella Artois 600ml, as part of the expansion of packaging in bars and restaurants. To complement our core plus segment, led by Brahma Duplo Malte, we launched Spaten, a Munich Helles style, pure-malt beer of German origin. In Argentina, also focusing on expanding the core plus segment, we successfully launched Quilmes Doble Malta, a new variety of our classic lager, and Andes Origen IPA Roja. Going beyond beer, in Canada we have further developed our assortment of Beyond Beer products with new flavors within our Mike’s brand, such as Hard Watermelon.

In addition to the new products, we are bringing convenience to consumers and innovation in services to our customers through BEES, Zé Delivery and Donus, which are some of our main digital platforms. In Brazil, we have already reached more than 85% of our active customers through BEES, which, once again, allowed us to achieve an all-time high number of beer buyers and the best NPS of all times. Zé Delivery fulfilled more than 17 million orders in the last quarter of 2021 and a positive result for the business unit. Donus’ TPV grew three times compared to the third quarter of 2021, as we expanded our customer base using the app by approximately 50% in the fourth quarter of 2021. At CAC, BEES represents 90% of Dominican Republic’s revenue and achieved more than 90% of fully digital POCs. Third-party product offerings continue to expand in the country and Panama has also started to roll-out the service.

252

10.9 – Other factors with material influence

The outbreak of COVID-19, on a global scale, has increased the volatility of the national and international markets and has been affecting the economies of the countries in which the Company operates, and, consequently, the results of its operations. The pandemic and the restrictions imposed in response by national governments, especially since March 2020, have generated significant changes in market dynamics both in the off-trade sales channel, composed of supermarkets and the like, and in the on-trade channel, which is composed of bars and restaurants. In countries with higher levels of income, more mature beer market and a greater weighting towards the off-trade sales channel, such as Canada, Company’s management observed the stocking behavior of products and the consequent increase in volume at the beginning of the crisis. On the other hand, in countries with lower income levels and less mature beer markets, the volume trend varies according to the market segmentation between the on-trade and off-trade channels, so that the Company observed a greater reduction in volume the greater the weighting of the on-trade channel. In addition, in all countries there was an increase in sales via e-commerce, although this channel represents a small portion of Company’s total volume.

Company’s management carried out a series of analyses on the impact of the COVID-19 pandemic, which involved (i) the review of the assumptions of the annual impairment test, (ii) analysis of possible credit losses and inventory obsolescence, (iii) review of measurement assumptions for financial instruments, including hedges, (iv) analysis of the recoverability of deferred taxes, (v) assessment of the relevant estimates used to prepare the interim financial statements, among other analyses. Any impacts derived from these analyses are reflected in Company’s accounting statements

253

11. Projections

11.1- Projections released and assumptions

a) subject of the projection

In the earnings release of February 24, 2022, the Company informed that the expectation is that the Cash COGS (cost of goods sold excluding depreciation and amortization) per hectoliter, for the beer business in Brazil will grow between 16 and 19% in 2022 (excluding the sale of non-Ambev products on the marketplace and assuming current commodity prices), due to an increase in commodities prices and to Real currency depreciation.

We clarify that the projections are hypothetical data that do not constitute a promise of performance.

b) projected period and the projection validity term

The projected period for the Cash COGS (cost of goods sold excluding depreciation and amortization) per hectoliter for the beer business in Brazil is the year 2022, being valid until December 31, 2022.

c) assumptions of the projection, with an indication of which may be influenced by the issuer’s management and which are beyond its control

The projection with respect to the Cash COGS (cost of goods sold excluding depreciation and amortization) per hectoliter for the beer business in Brazil (excluding the sale of non-Ambev products on the marketplace and assuming current commodities prices) assumes the Brazilian and global macroeconomic scenario, as well as the COVID-19 pandemic scenario at the time of release of the projection, on February 24, 2022, and its premise is the Company’s ability to maintain its efficiency in cost control and to be aware in advance of the impact of exchange rate variations on the cost of goods sold for the current sales planning for the year, as a result of our hedge policy. However, the Company is unable to hedge all commodities to which it is exposed. The Company’s management may influence internal factors, such as efficiency and business management. External factors, such as the deterioration of the macroeconomic scenario, possible consequences of the COVID-19 pandemic in the country and international commodity prices are beyond the control of the Company, which may affect the projection in question.

d) values of the indicators that are the subject of the projection

The Cash COGS (cost of goods sold excluding depreciation and amortization) per hectoliter for the beer business in Brazil was R$ 152.6 in 2021, R$ 125.2 in 2020 and R$ 108.8 in 2019, showing a variation in relation to the previous year of 21.9% in 2021, 15.0% in 2020 and 22.4% in 2019.

254

11.2 - In the event of the issuer having disclosed projections for evolution of its indicators during the last 3 fiscal years

a) State which are being replaced by new projections included in the form and which are being repeated in the form

Growth of Cash COGS (cost of goods sold excluding depreciation and amortization) per hectoliter for the beverage business of the Company in Brazil (beer and non-alcoholic beverages), was included by the Company in the earnings release, as of February 28, 2019, for the year 2019, but was not projected by the Company for 2020.

Growth of Cash COGS (cost of goods sold excluding depreciation and amortization) per hectoliter for the beer business in Brazil was not projected by the Company for 2020, but it was included by the Company in the earnings release as of February 25, 2021 for the year 2021.

Growth of Cash COGS (cost of goods sold excluding depreciation and amortization) per hectoliter for the beer business in Brazil was projected by the Company for 2021 and was included by the Company in the earnings release as of February 24, 2022 for the year 2022.

b) for projections related to past periods, compare data projected with actual performance of indicators, clearly showing the reasons for differences in projections

2021

The growth of Cash COGS (cost of goods sold excluding depreciation and amortization) per hectoliter for the beer business in Brasil was the subject of projection in the earnings release of the Company as of February 25, 2021, when growth between 20 and 23% (low twenties) was estimated for the year 2021, mainly due to Real currency depreciation and higher commodities prices. On December 31, 2021, the Company confirmed that Cash COGS grew by 21.9%, in line with the projection contained in the said release.

2020

EBITDA (earnings before interest, taxes, depreciation and amortization), for the beer business in Brazil, in 2020, was projected in the Company’s earnings release on February 27, 2020, when a decline between 17% and 20% was estimated (high teens) in the first quarter of 2020, but, according to the Material Fact released on March 23, 2020, the Company removed its financial projection considering the impossibility of reliably estimating the impacts of COVID-19 pandemic on its business, given the uncertainty, volatility and rapid development of such pandemic in the markets in which the Company operates.

2019

The Cash COGS (cost of goods sold excluding depreciation and amortization) per hectoliter for the beverage business in Brasil (beer and non-alcoholic beverages), in 2019, was the subject of projection in the earnings release of the Company as of February 28, 2019, when growth of around 15% (mid-teens) was estimated in the year 2019. In the earnings release as of July 25, 2019 and October 25, 2019, the Company reaffirmed such projection.

At the end of 2019, the Cash COGS (cost of goods sold excluding depreciation and amortization) per hectoliter for the beverage business in Brasil (beer and non-alcoholic beverages), grew 18.4%, a worse performance than Company’s projected growth of around 15% (mid-teens), due to an unfavorable packaging mix in the fourth quarter of 2019.

255

c) in relation to projections for currently ongoing periods, state whether they remain valid on the date of submitting this Form; if not explain why they were dropped or replaced.

The projection for 2022 remains valid on the date of delivery of this Reference Form.

256

12. Management and Shareholders’ Meetings

12.1 - Description of management structure

a) responsibilities of the board of directors and of the permanent bodies and committees reporting to the board of directors

The Company is managed by (i) a Board of Directors, (ii) an Executive Board of Officers, (iii) a permanent Fiscal Council and (iv) advisory committees to the Board of Directors.

The Board of Directors consists of at least five (5) and not more than eleven (11) effective members (plus two (2) to eleven (11) alternates, who may not be specifically attached to a full member, elected by the Shareholders’ Meeting and removed by it at any time, with a term of office of three (3) years, reelection being permitted). The majority of the members of the Board of Directors must consists of external members, under Article 15, paragraph 3 of the Company’s By-laws, and at least two members must be independent members under Article 15, paragraph 5, of the By-laws. The Board of Directors shall be chaired by one (1) Chairperson or by two (2) Co-chairpersons together, as defined by the vote of the majority of the members, provided that both Co-Presidents shall have the same prerogatives and duties, and shall be elected by a majority vote of the members of the Board of Directors, immediately after such members take office. Pursuant to article 15, paragraph 4, of the Bylaws, the positions of Chairman or Co-Chairman of the Board of Directors, as the case may be, and that of Chief Executive Officer of the Company cannot be cumulated by the same person.

The By-Laws enable the Board of Directors to set up advisory committees, consisting of a majority of members of the Board of Directors, the specific compositions and assignments of which are defined by the Board of Directors, to analyze and discuss matters defined as within their competence, and to formulate of proposals and recommendations for resolution by the Board of Directors.

On the date of this Reference Form, the Company's Board of Directors has two (2) advisory committees: (i) Operations, Finance and Compensation Committee consisting of a minimum of three (3) and a maximum of six (6) members, which is the main link between policies and decisions made by the Board of Directors and the Company's management, and (ii) Related Parties and Antitrust Compliance Committee consisting of a minimum of three (3) and a maximum of five (5) members to advise the Board of Directors on specific matters, such as situations of conflict of interests, transactions with related parties and competitive conducts (antitrust compliance).

Board of Directors

Under the By-Laws and without prejudice to other legally attributed powers, the Board of Directors:

(a)         sets the general course of the Company's business, approving guidelines, company policies and basic objectives for all the main segments of business in which the Company operates;

(b)         approves annual operating budgets for the Company's investments;

(c)         approves the Company's strategic three-year plan;

(d)         elects and removes the Company's directors and officers and determines their attributions;

(e)         supervises the activities of directors, at any time examine the Company's books and documents and request information in any agreements entered into or due to be entered into by the Company;

257

(f)          from the overall amount of compensation decided by the shareholders’ meeting, attribute the compensation for each of the members of the Company's management;

(g)         define the general criteria for compensation and benefit policy (fringe benefits, profit and/or revenue sharing programs) for the Company's management and senior employees (managers or those holding equivalent management positions);

(h)         designate the Company's independent auditors;

(i)          resolve on issues of shares and warrants within the limit of the Company's authorized capital;

(j)          previously state their opinion of management's report, the executive board's accounts and financial statements for the year and examine monthly interim balances;

(k)         submit a proposal to the shareholders' meeting as to allocation of the period's net income;

(l)          convene an annual shareholders’ meeting and, where considered appropriate, the extraordinary shareholders’ meeting;

(m)       approve any business arrangements or agreements between the Company and/or any of its subsidiaries (except wholly controlled subsidiaries), its directors and/or shareholders (including direct or indirect partners of the Company's shareholders), without prejudice to the provisions in item "q" below;

(n)         approve the Company's creation, subscription, acquisition, assignment, transfer, encumbrance and/or disposal under any title or in any form, for any amount, of shares, ownership interests and/or any securities issued by any company controlled by the Company or associated with the Company, except in cases of transactions involving only the Company and companies wholly controlled by it, or debt transactions, and in the latter case the provisions of paragraph "o" below shall be applicable;

(o)         approve the Company's debt transactions for amounts exceeding ten percent (10%) of shareholders' equity as stated in the Company's latest audited balance sheet, this amount to be applied for a single transaction or a series of related transactions;

(p)         approve the execution, amendment, termination, renewal or cancellation of any contracts, agreements or similar instruments involving trademarks registered or deposited on behalf of the Company or any of its subsidiaries, except in cases of (i) agreements entered into by and between the Company and wholly-owned subsidiaries, or (ii) licensing marks for use on gifts, materials and accessories connected to such marks, or publicity in events, or, even, (iii) agreements in which the licensing of marks is an ancillary element for the execution of its main purpose (provided that they do not depend on the approval of the Board of Directors due to any of the other cases set forth in Article 21 of the Company’s By-laws);

(q)         approve lending and provisions of guarantees of any kind by the Company in amounts exceeding one percent (1%) of shareholders' equity as stated in the Company's latest audited balance sheet, for any third party unless for the Company's subsidiaries;

(r)         approve the Company's entering into long-term contracts (for more than one year duration) involving an amount exceeding five percent (5%) of shareholders' equity as stated in the Company's latest audited balance sheet, this amount to be applied for a single transaction or a series of related transactions, except in the case of agreements entered into by and between the Company and wholly-owned subsidiaries;

258

(s)          decide on the Company's holdings in other companies, or other undertakings, including consortiums or unincorporated joint ventures, involving (i) an amount exceeding five hundredths percent (0.05%) of net worth as stated in the Company's latest audited balance sheet, to be applied for a single transaction; or (ii) any amount, after verifying that the set of transactions with an amount equal to or less than that referred to in item (i) reached, within the same fiscal year, the global limit of seventy-five hundredths percent (0.75%) of net worth as stated in the Company's latest audited balance sheet;

(t)          decide on suspension of Company activities, except in cases of stoppages for maintenance of its equipment;

(u)         authorize the acquisition of Company shares to be held in treasury for subsequent cancellation or disposal, or the cancellation or subsequent sale of these shares subject to applicable laws;

(v)         decide on the issue of promissory notes for public distribution pursuant to CVM Instruction 134/90 (or a rule that replaces it);

(w)        decide, within the limits of authorized capital, on the issue of convertible debentures, specifying the limit of capital increase resulting from conversion of debentures, number of shares, and types and classes of shares that may be issued, under article 59, paragraph 2 of Law 6404/76;

(x)         authorize the disposal of fixed assets, except those referred to in item "n" above, and providing security interest worth more one percent (1%) of the Company's shareholders' equity as stated in its latest audited balance, this amount to be applied for a single transaction or a series of related transactions;

(y)         exercise other legal attributions conferred on it by the shareholders’ meeting or under by-laws; and

(z)         to resolve any omissions from by-laws and exercise other attributions that the law or its by-laws do not attribute to another Company body.

The Board of Directors may, within the limit of the authorized capital, (i) grant stock options to the members of management, employees or individuals providing services to the Company or companies under its control, based on a plan approved by the general meeting; (ii) approve a capital stock increase through the capitalization of profits or reserves, with or without the issue of new shares; and (iii) resolve on the issue of subscription warrants or debentures convertible into shares.

Under its by-laws, the Board of Directors may decide to have balance sheets compiled at half-year or shorter intervals and approve distribution of dividends and/or interest on shareholders' equity based on the profits posted in said balance sheet, subject to the provisions of Article 204 of Law No. 6404/76, and may also resolve to distribute interim dividends and/or interest on shareholders' equity using retained earnings or profit reserves in the latest annual balance sheet.

Additionally, the Board of Directors is composed exclusively of members who do not participate in the Company's Board of Executive Officers and who are Company's shareholders.

Operations, Finance and Compensation Committee

The purpose of the Company's Operations, Finance and Compensation Committee, created through a resolution of the Board of Directors in meeting held on July 31, 2013, according to its Internal Regulations, is to advise the Board of Directors on the following matters:

259

(a)         monitoring the Company's three-year plan;

(b)         issuing its opinion on matters that require decisions taken by the Board of Directors regarding the definition of the compensation policy for the Company’s executive board of officers and high-performance employees, including their individual compensation packages in order to ensure alignment of interests between shareholders and beneficiaries of compensation packages, and ensure the latter have adequate compensation and incentives to achieve exceptional performance;

(c)         define the goals and compensation of the members of the Board of Directors, within the limit approved by the shareholders’ meeting;

(d)         monitoring the evolution of the Company's actuarial liabilities and investments in pension plans;

(e)         monitoring Investor Relations strategy and the evolution of the Company's ratings placed by risk rating agencies;

(f)          monitoring the evaluation of board members, key executives and talents and their respective succession plans;

(g)         issuing its opinion on the Company's annual investment planning (capex);

(h)         issuing its opinion on the board's proposals in relation to opportunities for corporate restructuring, mergers, acquisitions, spin-offs, consolidations or disposals of equity interests involving the Company;

(i)          monitoring the Company's capital structure and cash flow and issuing its opinion on strategy for remunerating the Company's shareholders; and

(j)          verifying compliance with the Company's financial Policy on Risk Management.

Additionally, the Operations, Finance and Compensation Committee is composed exclusively of members who do not participate in the Company's Board of Executive Officers.

In August 2021, the Board of Directors appointed the Operations, Finance and Compensation Committee to assist in the management of decisions to be made within the scope of the Share Based Plan, provided that certain matters remain in the exclusive competence of the Board of Directors.

Related Parties and Antitrust Compliance Committee

The role of the Related Parties and Antitrust Compliance Committee of the Company, created through a resolution of the Board of Directors in meeting held on July 31, 2013, according to its Internal Regulations, is to advise the Board of Directors on the following matters:

(a)         situations of conflict of interest in general, between the Company and related parties;

(b)         the Company's compliance with legal, regulatory and statutory provisions relating to related party transactions;

(c)         the Company's compliance with legal, regulatory and statutory provisions relating to competitive behavior; and

260

(d)         other matters that the Board of Directors judges relevant and in the Company's interests.

Additionally, the Related Parties and Antitrust Compliance Committee is composed exclusively of members who do not participate in the Company's Board of Executive Officers.

(i) If they have their own internal regulations and, if so, informing the body in charge of the approval, date of approval and, in case the issuer shall disclose these regulations, where the documents may be consulted in the world wide web.

Board of Directors

The Internal Regulations of the Board of Directors were approved at a meeting of the Board of Directors held on July 31, 2013 and updated at meetings of the Board of Directors held on September 19, 2018 and March 25, 2019. The regulations are available for consultation on the Company's investor relations website (ri.ambev.com.br).

Operations, Finance and Compensation Committee

The Operations, Finance and Compensation Committee has Internal Regulations approved by the Board of Directors on July 31, 2013 (subsequently updated according to the Company's Ordinary and Extraordinary Shareholders’ Meetings of April 24, 2020 and meetings of the Board of Directors of May 13, August 24 and 25 and December 21, 2020).

Related Parties and Antitrust Compliance Committee

The Company’s Related Parties and Antitrust Compliance Committee has Internal Regulations approved by the Board of Directors on July 31, 2013 (subsequently updated according to the Meeting of the Board of Directors of March 25, 2019 and the Company's Ordinary and Extraordinary Shareholders’ Meeting of April 24, 2020).

(ii) If the issuer has a statutory audit committee, and, if so, informing its main duties, form of operation and whether it meets the requirements of the regulations issued by CVM regarding the matter.

The Company does not have a statutory audit committee. For further information, see item (c) below, referring to the Company's Fiscal Council.

(iii) How the board of directors assesses the work of the independent audit, indicating whether the issuer has a policy for contracting extra-audit services with the independent auditor, and, if so, informing the body in charge of the policy approval, date of approval and, in case the issuer shall disclose the policy, where the document may be consulted in the world wide web.

As provided for above, the Board of Directors shall indicate and replace the Company’s independent auditors. The auditor’s work and the annual work plan are annually assessed by the Fiscal Council, considering that the Company’s Fiscal Council performs functions of audit committee for the 2002 Sarbanes-Oxley Act purposes to the extent permitted by the Brazilian legislation, such assessment being subsequently reported to the Board of Directors, at least annually, by the president of the fiscal council and by the head of the internal auditing area of the Company. Under the terms of the Fiscal Council’s Internal Regulation, such body shall verify with the Company’s independent auditors the qualification and independence of the auditors, and shall present to the Board of Directors recommendations on the maintenance or replacement of the contracted company.

261

The Company has a Policy on Hiring Services Related or Not Related to Auditing approved by the Board of Directors in meeting held on August 30, 2013 and updated in the meeting held on September 19, 2018, which aims to regulate the process of contracting, by the Company and/or its subsidiaries, services provided by the external auditors, whether such services are related or not to the audit. According to such policy, the contracting of any services provided by the external auditors shall be preceded by Fiscal Council’s favorable opinion, and may further depend on the approval of the Board of Directors and the nature of the services in question. The Chief Financial and Investor Relations Officer shall monitor the compliance with the policy. The Policy on Hiring Services Related or Not Related to Auditing is available at the following electronic address: ri.ambev.com.br, in the field “Corporate Governance”, “Policies, Codes and Internal Regulations”, “Policy on Hiring Services Related or Not Related to Auditing”. The managers shall further endeavor, together with the independent auditors, in order to the communication relating to the last financial year is timely made available, pursuant to the rules applicable thereto.

Finally, the Company observes the rotation in its independent auditors at the maximum of five years, under the terms of CVM Resolution No. 23, of February 25, 2021, with a minimum interval of three years for a new contract with the same independent auditor.

b) In relation to statutory board members, their individual attributions and powers, indicating if the board has its own internal regulation and, if so, informing the body in charge of the approval, date of approval and, in case the issuer shall disclose the regulation, where the document may be consulted in the world wide web.

The executive board of officers is the Company's representative body and is responsible for all business management acts and measures. The executive board of officers is formed by a minimum of two (2) and a maximum of fifteen (15) members, whether shareholders or not, being (i) a Chief Executive Officer, (ii) a Commercial Vice President Officer, (iii) a Sales Vice President Officer, (iv) a People and Management Vice President Officer, (v) a Logistics Vice President Officer, (vi) a Marketing Vice President Officer, (vii) an Industrial Vice President Officer, (viii) a Chief Financial and Investor Relations Officer, (ix) a Legal Vice President Officer, (x) a Non-Alcoholic Beverages Vice President Officer, (xi) a Compliance Vice President Officer, (xii) an Information Technology Vice President Officer and (xiii) the other Officers without specific designation, all elected by the Board of Directors and removable by it at any time, with a term of office of three (3) years, reelection being permitted.

The executive board of officers does not have its own Internal Regulation.

The following are the specific attributions of the executive board of officers of the Company, under the terms set forth in the Company’s bylaws:

The Chief Executive Officer shall:

(a)         submit annual plans and budgets, investment plans and new expansion programs for approval by the Board of Directors and implement them as approved;

(b)         formulate the Company's strategies and operational guidelines, and determine criteria for the implementation of resolutions of the shareholders’ meeting and Board of Directors, with the participation of the other officers;

(c)         supervise all the Company's activities, affording guidance as appropriate for its corporate purpose;

(d)         coordinate and supervise the executive board's activities; e

262

(e)         exercise any other attributions assigned by the Board of Directors.

The Chief Financial and Investor Relations Officer shall:

(a)         manage and be responsible for controlling the Company's budget;

(b)         provide financial and management information;

(c)         be responsible for control of cash flow and the Company's investments;

(d)         provide all and any information required to investors, the Brazilian Securities Commission and B3 S.A. – Brasil, Bolsa, Balcão;

(e)         maintain the Company's publicly listed registration; and

(f)          exercise any other attributions assigned by the Board of Directors.

The Commercial Vice President Officer shall:

(a)         be responsible for the management, strategic planning and control of Company’s sales and marketing areas; and

(b)         exercise any other attributions assigned by the Board of Directors.

The Sales Vice President Officer shall:

(a) develop the Company's strategic sales planning;

(b)        be responsible for managing the sales team and developing and deploying a model for acting in this activity; and

(c)         exercise any other attributions assigned by the Board of Directors.

The People and Management Vice President Officer shall:

(a)         manage and administer the Company's human resources; and

(b)         exercise any other attributions assigned by the Board of Directors.

The Logistics Vice President Officer shall:

(a)         determine, manage and be responsible for the Company's pre- and post-production distribution logistics strategy; and

(b)         exercise any other attributions assigned by the Board of Directors.

The Marketing Vice President Officer shall:

(a)         be responsible for directing, planning and controlling the Company's marketing activity; and

(b)         exercise any other attributions assigned by the Board of Directors.

263

The Industrial Vice President Officer shall:

(a)         manage Company branches, warehouses, factories and other business units related to industrial production; and

(b)         exercise any other attributions assigned by the Board of Directors.

The Non-Alcoholic Beverages Vice President Officer shall:

(a)         coordinate and supervise the non-alcoholic and non-carbonated beverages sector, and determine its planning; and

(b)         exercise any other attributions assigned by the Board of Directors.

The Legal Vice President Officer shall:

(a)         determine, manage and coordinate legal strategy adopted by the Company and supervise its judicial and administrative proceedings;

(b)         be responsible for the Company's corporate acts; and

(c)         exercise any other attributions assigned by the Board of Directors.

The Compliance Vice President Officer shall:

(a)         implement, manage and operationalize Company’s compliance program, ensuring its compliance, effectiveness and continuous improvement;

(b)         investigate any allegations of violations to Company’s compliance program; and

(c)         exercise any other attributions assigned by the Board of Directors.

Compliance Vice President Officer is granted, in the exercise of his/her duties, direct access to the Board of Directors.

The Information Technology Vice President Officer shall:

(a)         be responsible for directing, planning and controlling the Company's information technology department; and

(b)         exercise any other attributions assigned by the Board of Directors.

The Company's directors and officers shall exercise attributions assigned to them by the Board of Directors, which may decide specific titles for their positions.

Additionally, the Board of Executive Officers is composed exclusively of members who do not participate in other Company's management bodies, other than the Board of Executive Officers.

c) Date of establishment of the fiscal council, if not permanent, informing if it has its own internal regulation and, if so, indicating the date of its approval by the fiscal council and, in case the issuer shall disclose the regulation, where the document may be consulted in the world wide web.

The Company’s Fiscal Council consists permanently of a minimum of three (3) and a maximum of five (5) members (and the same number of deputies), all elected by the general meeting and removable by it at any time, with term of office until the first annual shareholders’ meeting that shall be held after the election of its members, the reelection being permitted.

264

The Fiscal Council has its own Internal Regulation, whose version currently in effect has been approved by the Fiscal Council in the meeting held on May 6, 2020.

Under the Law No. 6404/76, the Company's by-laws and its internal regulations, the Fiscal Council shall:

(a)         through any of its members, supervise management's actions and verify compliance with their legal and statutory duties;

(b)         issue its opinion on management's annual report, including any supplementary information it judges necessary or useful for the shareholders’ meeting's deliberation;

(c)         issue its opinion on proposals from management bodies to be submitted to a shareholders’ meeting relating to alterations in share capital, debenture issues or subscription warrants, investment plans or capital budgets, dividend distributions, transformation, consolidation, merger or spin-off;

(d)         any of its members may report errors, frauds or crimes found to management bodies and, if the latter fail to take the necessary measures to protect the Company's interests, report them to the shareholders’ meeting, and suggest useful measures for the Company;

(e)         call an annual shareholders’ meeting if the management bodies delay doing so for more than one (1) month, or call an extraordinary shareholders’ meeting whenever there are serious or urgent reasons for doing so, and having any matters they believe necessary placed on the meeting's agenda;

(f)          on a quarterly basis or more often, analyze the balance sheet and other financial statements periodically prepared by the Company;

(g)         examine each fiscal year's financial statements and issue their opinion on them;

(h)         exercise the above duties during liquidation, in view of the special provisions regulating the latter;

(i)          attend meetings of the Board of Directors that deliberate on matters on which it should state its opinion;

(j)          attend or at least be represented by one of its members at shareholders’ meetings that decide on matters on which it should state its opinion, and respond to requests for information made by the Company's shareholders;

(k)         whenever so requested by shareholders or group of shareholders representing at least five percent of the Company's capital, provide information exclusively on matters within its competence;

(l)          ask the company's management to provide clarification or information related to its supervisory function or preparation of financial statements or special accounting statements;

(m)       make annual recommendations to the Company's Board of Directors on proposals to engage independent auditors, including the annual audit plan and other pertinent issues;

(n)         verify certain matters stipulated in its internal regulations together with the Company's independent auditors;

265

(o)         receive, register, process and examine any complaints that may be received in relation to accounting, internal accounting controls or subjects related to the Company's audit, as well as anonymous tips or reports related to frauds or doubtful accounting procedures made by employees or third parties; and

(p)         resolve on the Fiscal Council's internal regulations.

Additionally, to the extent it is allowed to do so by Brazilian legislation, the Company's Fiscal Council undertakes the role of an audit committee for the purposes of the 2002 Sarbanes-Oxley Act. The Fiscal Council's Internal Regulations state that at least one of its members must meet Sarbanes-Oxley requirements being eligible as the Fiscal Council (audit committee) “financial expert”. Therefore, the membership of the Fiscal Council includes a "financial expert", for the purposes of section 407 of Sarbanes-Oxley Act, and an independent member, for rhe purposes of section 10A3(c)(3) of Sarbanes-Oxley Act, namely, Mr. José Ronaldo Vilela Rezende, who has extensive experience as a finance professional.

Additionally, the Fiscal Council is composed exclusively of members who do not participate in other Company's executive or management bodies, other than the Fiscal Council.

d) If there are mechanisms for evaluating the performance of the board of directors and each body or committee that reports to the board of directors and, if so, informing:

i.             the periodicity of the evaluation and its comprehensiveness, indicating whether the evaluation is made only in relation to the body or it also includes the individual evaluation of its members

ii.           methodology adopted and main criteria use in the evaluation;

iii.          how the evaluation results are used by the issuer to improve the functioning of such body; and

iv.          if external consultancy or advisory services were contracted.

In accordance with the Internal Regulations of the Board of Directors and the minimum annual agenda of such body, the Board of Directors and its advisory committees - Related Parties and Antitrust Compliance Committee and the Operations, Finance and Remuneration Committee - are evaluated once a year through an evaluation process defined by the Board of Directors, which includes both the performance of the collegiate bodies themselves and their individual members, including their Co-chairmen. Accordingly, and pursuant to its Internal Regulations, the Fiscal Council undergoes a self-evaluation process annually. Each body carries out its self-evaluation, and the Board of Directors, in addition to self-evaluation, also evaluates the performance of its advisory committees. There is no participation of external experts in the evaluation process of the Board of Directors, the Fiscal Council or the advisory committees to the Board of Directors.

Such evaluations are based on several criteria, including: appropriate qualification, diversity of experiences and education, knowledge of the Company’s industry and area, effective leadership of the co-chairpersons, assiduity, and preparation for the discussion of the issues, active and constructive contribution in the decision-making process, integrity and commitment to the exercise of functions. At the end of the evaluation process, the Board of Directors, as the case may be, identifies the main points to be addressed for improving the performance of the bodies and, as the case may be, defines the actions and measures to be implemented to do so. In addition, during the year following the evaluation, the Board of Directors monitors the evolution of such actions and measures, in order to ensure that the identified improvement points are actually resolved.

266

As well as the Board of Directors’ evaluation, Fiscal Council’s self-evaluation is based on its competencies and duties and responsibilities of each member as set forth in its Internal Regulations, in Law No. 6,404/76, in the Company’s By-laws and in Sarbanes-Oxley Act. After the self-evaluation process, the Fiscal Council shall identify the main points to be addressed to improve its performance and, as the case may be, define the actions and measures to be implemented.

Additionally, the Executive Board’s members of the Company, including the Chief Executive Officer, have annual financial and non-financial performance goals, including those related to environmental, social and governance (ESG) aspects in line with their respective areas of activity, established by the Board of Directors. The attainment of such goals composes one of the variables to verify the right of the Officer to the variable remuneration in that year. The process of evaluating the achievement of these goals occurs usually in the first quarter of each year. There is no third-party participation in this process.

The officers' competencies are evaluated annually by their peers and subordinates and by self-evaluation (360º evaluation), and there also shall be no contracting of third parties for this evaluation. Such annual evaluation process is usually carried out in the second semester of each year and it is divided in the following stages: (i) appointment of evaluators; (ii) validation by the manager; (iii) evaluation 360º; and (iv) submission of the final report and feedback meeting held by the manager. Relating to the manager, the Chief Executive Officer is evaluated by the co-chairpersons of the Board of Directors, and the others statutory officers by the Chief Executive Officer. The evaluations are discussed by the Operations, Finance and Compensation Committee and the Board of Directors, which resolve on the next steps of each of the executives in the Company (stay, promotion, dismissal etc.).

Such annual evaluation is based on leadership skills related to three logic principal pillars of the Company (Dream Big, Develop People and Live the Culture), namely: (i) make the dream come true; (ii) leadership of changes; (iii) talents developments; (iv) encouraging diversity and inclusion; (v) impacting leadership; and (vi) conducting to results. Thus, in addition to the achievement of outcome goals associated to the Company’s performance, the officers are also evaluated based on their compliance with the company’s culture and, as consequence, to its principles.

267

12.2 - Shareholders’ Meetings - rules, policies and practices

a) advance notice

The Company does not adopt a different practice as to the call notice periods in relation to that provided for in the corporate law. The General Meetings will be called under the terms and deadlines provided for in the Brazilian Corporations Law and in the applicable regulations, according to the Bylaws and article 124, §1, item II, of Law No. 6,404/76.

CVM may, at its sole discretion, by reasoned decision of its collective membership, at the request of any shareholder, and having heard the Company`s submission: (i) extend for up to 30 days, as of the date on which documents relating to matters to be resolved are to be disclosed to shareholders, on giving notice of publishing the first announcement calling a shareholders’ meeting of a publicly listed company if the purpose of said shareholders’ meeting is to deliberate on matters that, due to their complexity, require more time to be understood and analyzed by shareholders; and (ii) suspend for up to 15 days the course of advance notice for an extraordinary shareholders’ meeting of a publicly listed company in order to study and analyze proposals to be submitted to the meeting and if necessary inform the Company before the end of the period of suspension as to the reasons it believes the deliberation proposed for the meeting will violate legal or regulatory provisions.

b) powers

Shareholders' meetings of the Company's shareholders have powers to decide all business matters relating to the Company's charter purpose and take any measures deemed necessary for its protection and development.

The Company's shareholders general meetings, in accordance with by-laws and Law 6404/76, have private powers to:

(a) amend the By-laws;

(b) elect or remove members of the Board of Directors or Fiscal Council at any time;

(c) examine management's annual accounts and discuss and vote each reporting period's financial statements;

(d) authorize the issue of debentures, except as provided in §§ 1, 2 and 4 of art. 59 of Law No. 6,404/76;

(e) suspend the exercise of shareholder rights;

(f) resolve on the valuation of assets that shareholders contribute to share capital;

(g) authorize issues of shares;

(h) resolve on conversion, consolidation, merger and de-mergers of the Company, its dissolution or liquidation, elect and remove liquidators, and resolve its accounts;

(i) authorize management to file for bankruptcy and apply for court- supervised or extrajudicial reorganization;

(j) resolve on the execution of transactions with related parties, the sale or contribution of assets to another company, if the value of the transaction corresponds to more than fifty percent (50%) of the value of the Company's total assets included in the last approved balance sheet;

(k) alter preferences, advantages and conditions of redemption or amortization of one or more classes of preferred shares, or create a more favored class;

(l) issue preferred shares or add to existing class of preferred shares without retaining proportion to other classes of preferred shares;

(m) reduce mandatory dividend payouts;

(n) participate in groups of companies;

(o) set overall compensation for directors and officers and Fiscal Council members;

268

(p) attribute bonus shares and decide on any splits;

(q) decide on allocation of net income, either distributing it to shareholders or adding to the share capital (beyond the limit of authorized capital); and

(r) decide on stock option programs or share subscription plans for directors and officers, employees or individuals providing services to the Company, as well as managers, employees or providers of service in companies controlled by the Company.

c) physical or electronic addresses at which documents concerning shareholders’ meetings will be available for shareholders to analyze

Electronic address: ri.ambev.com.br.

Mail address: Rua Dr. Renato Paes de Barros, 1,017, 3rd floor, Postal Code 04530-001, São Paulo, State of São Paulo.

d) identification and management of conflicts of interest

Law No. 6404/76 precludes shareholders voting in shareholders’ meeting deliberations involving valuations of assets that contribute to share capital or approval of their accounts as directors or officers, or any other matter that may benefit them in particular, or that involves a conflict of interests with those of the Company.

As set forth in the manual for holding Company’s shareholders’ meetings, if, during a meeting, there is an allegation by any of the attending shareholders about the purported conflict of interest of another shareholder that prevents him/her from voting at the respective meeting, or even about the occurrence of another legal possibility of impediment to vote (including, as the case may be, participation in a separate vote for the election of a member of Company’s Board of Directors or Fiscal Council), and the shareholder himself/herself has not declared his/her impediment, the chairperson or secretary of the meeting’s presiding board shall suspend the resolution to hear and receive such allegation (which shall include the name of the potentially conflicting shareholder, the subject-matter of the resolution and the allegedly existing conflict), together with any contrary statement by the shareholder in question, before put the matter to a vote. The chairperson himself/herself of the meeting’s presiding board may, in case of a possible impediment to vote, ask the shareholder to clarify the situation, before putting the matter to a vote. If a conflict of interest is verified, the shareholder in question shall be immediately absent from discussions on the topic and shall abstain from voting.

If a conflict-of-interest situation is identified by a shareholder and it is not communicated as mentioned above, the shareholder shall inform the Company within 15 days of the date of the respective meeting so that the Company management may take the appropriate measures in relation to the resolution.

In line with CVM’s understanding, in situations where the voting impediment is unequivocal and the shareholder does not abstain from voting, the chairperson of the presiding board has the power to declare such impediment, not being allowed him/her to prevent voting in other situations, without prejudice to the legal provisions on any voidability of the vote cast.

Any decision made as a result of shareholders voting that have a conflict of interest with the Company may be annulled and said shareholder shall be liable for damages and obliged to transfer any benefits they have obtained to the Company.

e) management’s request of proxies for exercise of voting rights

The Company has no rules, policies or practices for management's request of proxies for the exercise of voting rights at shareholders’ meetings.

269

f) formal requirements for acceptance of shareholders’ proxies, stating whether the Company requires or waives authentication of their signatures, notarization, consularization and certified or sworn translations and whether the Company accepts proxies granted by shareholders using electronic media

Under Law No. 6404/76, shareholders may be represented at shareholders’ meetings by a proxy designated within the previous year who must be a shareholder, company officer or attorney. For publicly listed companies, as is the case of the Company, a proxy may also be a financial institution or investment fund administrator representing fund shareholders.

To take part in shareholders’ meetings, a shareholder representative must, in the event of an in-person general meeting, bear a document proving his or her identity and respective powers to attend a shareholders’ meeting, and, in the event of a meeting held in digital form pursuant to CVM Instruction No. 481/09, as amended, send to the Company, by email to ri@ambev.com.br, the respective power of attorney with special powers of representation, together with the other documents necessary for prior registration, as indicated in this item 12.2 of this Reference Form. The Company requires that, for in-person meetings, if possible, the powers of attorney with special powers of representation in the shareholders’ meeting are sent to the Company, by email to ri@ambev.com.br, within three (3) business days of the date of the meeting. For digital meetings, the Company requests that the power of attorney with special powers of representation, together with the other documents necessary for prior registration, as indicated in this item 12.2 of this Reference Form, are sent to the Company, by email to ri@ambev.com.br, up to two (2) business days before the date set for the meeting to be held.

The CVM Board meeting held on November 4, 2014 (CVM Case RJ2014/3578) ruled that corporate shareholders may be represented at shareholders' meetings through their legal representatives or duly appointed representatives in accordance with the company's articles of incorporation and Civil Code rules.

The Company may require signature via digital certificate or authentication of signatures, notarization, consularization and certified or sworn translations of shareholders’ proxies, as applicable. At the discretion of the Company, powers of attorney granted by shareholders by electronic means may or may not be admitted.

g) formal requirements for acceptance of remote votes when sent directly to the company, stating whether the issuer requires or waives authentication of signatures, notarization and consularization

In view of the provisions of CVM Instruction No. 570/15, the provisions of CVM Instruction No. 481/09 related to the adoption of distance voting became mandatorily applicable to the Company as of January 1, 2017.

Thus, the shareholder who chooses to exercise its distance voting right by sending it directly to the Company must send the following documents to the Company, through the email address ri@ambev.com.br, to the attention of the Investor Relations Department (Departamento de Relações com Investidores):

(i) distance voting instrument concerning the shareholders’ meeting, duly filled out, with all its pages initialed and signature certified by a notary public or via digital certificate;

(ii) statement indicating its shareholding status in the Company; and

270

(iii) certified copy of the following documents:

•             for individuals: identity document with photo of the shareholder;

•             for legal entities: (a) last consolidated By-Laws or articles of association, as the case may be, (b) other documents that evidence the powers granted to the legal representative(s) of the shareholder, pursuant to its by-laws or articles of association, including, without limitation, minutes of election of directors, officers, powers of attorney, etc., and (c) identity document with photo of the legal representative(s);

•             for investment funds: (a) last consolidated regulations of the fund, (b) by-laws or articles of association of its administrator or manager, as the case may be, subject to the voting policy of the fund, (c) other documents that evidence the powers granted to the legal representative(s) of the manager or administrator of the fund, as the case may be, and (d) identity document with photo of the legal representative(s).

The following identity documents will be accepted, provided they have a photo of the bearer: Identity Card (RG), Foreigner’s Identity Card (RNE), Driver’s License (CNH), passport or a document issued by a duly recognized professional association.

In relation to the documents indicated in items (i) to (iii) above, the Company may require signature via digital certificate or that the signatures are certified by a notary public and by an embassy or consulate and that the documents are translated by a sworn translator, as the case may be.

The distance voting instruments, along with their respective documentation, will only be considered if received by the Company, in good order and in compliance with the provisions above, within up to seven (7) days before the date of the meeting to which they refer. Pursuant to Article 21-U of CVM Instruction No. 481/09, the Company will inform the shareholder whether the documents received are sufficient for the vote to be deemed valid or the procedures and terms for any rectification or for resending, if necessary. In the event of digital meetings, the other registration documents indicated above, namely: (i) statement indicating the shareholding position in the Company; and (ii) copies of identity documents, organizational documents and powers of attorney must be forwarded to the Company up to two (2) business days before the date of the meeting to be held, under penalty of not having access to its respective electronic participation system.

h) whether the company has an electronic system for receiving remote voting or for remote participation

Pursuant to CVM Instruction No. 481/09, the shareholder may exercise its voting right in shareholders’ meetings by filling and handing out the distance voting instrument: (i) at the annual shareholders’ meeting; (ii) whenever the shareholders’ meeting is called to resolve on the election of (a) members of the Fiscal Council or (b) the Board of Directors, when the election is necessary to due vacancies in the majority of offices of the board, due to vacancy in the board of directors that has been elected by multiple vote or to fill vacancies intended for separate voting as addressed by Articles 141, Paragraph 4, and 239 of Law No. 6404/76; and (iii) whenever the extraordinary shareholders’ meeting is called to be held on the same date fixed to the annual shareholders’ meeting.

For more information about the distance voting procedure, see other sections of item 12 of this Reference Form.

271

i) instructions for a shareholder or for groups of shareholders to include resolutions to be moved, slates or candidates for membership of the board of directors and fiscal council on the remote voting form

Since January 1, 2017, if the shareholder wishes to include proposals for resolution or candidates to be members of the Board of Directors or the Fiscal Council in the distance voting instruments, it will be required to send such proposals to the email address ri@ambev.com.br, to the attention of the Investor Relations Department (Departamento de Relações com Investidores), along with the documents concerning the proposal (including the information mentioned in Article 21-M of CVM Instruction No. 481/09) and the status and interest of the shareholder, within the terms and in the manner established in the current regulation.

j) whether the Company offers internet forums or pages to receive and share shareholders' comments on agendas for meetings

The Company does not have internet forums or pages to receive or share shareholders' comments on agendas for meetings.

k) other information required for remote participation exercise of voting rights

In addition to the possibility of distance voting by sending the distance voting instrument directly to the Company, the shareholders can send the instructions for completion of the distance voting instrument to service providers which provide services of collection and transmission of instructions for completion of the distance voting instrument, such as:

(i) the shareholder’s custodian, if the shares are deposited in a central depository; or

(ii) Banco Bradesco S.A., as the financial institution hired by the Company to provide securities bookkeeping services, if the shares are not deposited in a central depository.

In the event of in-person meetings, the Company does not broadcast live video and/or audio of meetings. In the event of digital meetings, pursuant to art. 21-C, §1, II, of ICVM No. 481/09, the Company must fully record the meeting, as well as ensure that the electronic remote participation system allows the (i) manifestation and simultaneous access to the documents submitted during the meeting that have not been previously provided; and (ii) communication between the shareholders.

272

12.3 - Rules, policies and practices relating to the Board of Directors

a) number of meetings held in the last year, distinguishing between ordinary and extraordinary meetings

In the fiscal year ended December 31, 2021, 17 meetings of the Board of Directors were held, of which 9 ordinary and 8 extraordinary.

In general, the Board of Directors holds ordinary meetings at least quarterly and extraordinary meetings whenever necessary. Meetings of the Board of Directors are convened at least 24 hours in advance by the chairperson or any of its co-chairpersons, as the case may be, or a majority of its members by letter, telegram, e-mail or personally.

b) provisions in the shareholders' agreement that place restrictions or conditions on the exercise of voting rights by board members, if there are any such provisions

Shareholders’ Agreement (effective since July 2, 2019) (“2019 Shareholders’ Agreement”)

AmBrew S.A. and InterBrew International B.V. and Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência and the Company, the latter acting as intervening party, entered into a shareholders' agreement on April 16, 2013, which came into effect as of July 2, 2019 regulating the exercise of voting rights arising from ownership of shares and the exercise by the Company of voting rights arising from ownership of shares or ownership interest (quotas) representing the capital of its subsidiaries, among other matters. The principal terms of the 2019 Shareholders' Agreement are described below.

The Company’s Board of Directors and the respective boards of executive officers of its subsidiaries shall be elected by a majority vote of the shareholders, pursuant to Law No. 6,404/76. A Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência shall be entitled to elect two members and their alternates to the Company's Board of Directors, provided that it maintains its ownership of at least 1,501,432,405 Company shares (this number to be adjusted for bonuses, splits and reverse splits). One of the members designated by Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência shall be entitled to attend the meetings of the Company's Operations, Finance and Compensation Committee and its Related Parties and Antitrust Compliance Committee, as well as those of any other committee that may be set up by the Board of Directors. In addition, the Parties to the 2019 Shareholders’ Agreement promise to make their best efforts to enable of one of these directors, as an observer, to attend meetings of the Fiscal Council. Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência may remove directors it appointed to the Company's Board of Directors and shall also be entitled to appoint replacements or new alternates if the originally appointed alternate is confirmed for the position thus vacated.

The abovementioned rules relating to the Company's management, that are stipulated in the 2019 Shareholders' Agreement, do not apply to the management bodies of the Company's subsidiaries.

The 2019 Shareholders' Agreement states that the Parties shall hold a preliminary meeting before any shareholders’ meeting or meeting of the Company's Board of Directors or its subsidiaries to discuss and determine a consensus position to be taken by the Parties at said shareholders’ meetings or meetings.

273

If the parties fail to reach consensus on a matter in particular, the decision to be adopted by all parties to the 2019 Shareholders' Agreement will be determined by the shareholder holding the largest number of voting shares. This rule does not apply in case of deliberation on the following matters listed below: (i) election of members of the Board of Directors or member of any committee set up by the Board of Directors, which must comply with the above-mentioned specific election rules; (ii) votes on the following matters that require unanimous approval of the Parties: (a) any amendment to Bylaws of the Company and/or any of its subsidiaries to alter (a.1) its business purpose and cease its production, marketing and distribution of beverages; (a.2) the disposal of each fiscal year's net income pursuant to the Company's By-laws and corresponding provisions in the by-laws of its subsidiaries that are sponsors of Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência; (a.3) the minimum mandatory dividend of 40% of the Company's net income; (a.4) any other provisions that alters the rights of Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência under the 2019 Shareholders' Agreement; (b) the Company's conversion into a different type of legal entity. If the Parties do not reach a consensus regarding the position to be adopted to resolve on any of these matters, they shall be required to exercise the vote right so as not to approve the subject matter of the shareholders’ meeting or meeting of the Board of Directors in question.

The 2019 Shareholders' Agreement shall remain in force for the period in which Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência continues to hold at least 1,501,432,405 shares in the Company's capital (this number to be adjusted for bonuses, splits and reverse splits). Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência may cancel the 2019 Shareholders’ Agreement at any time.

c) rules for identifying and managing conflicts of interest

Under Law 6404/76 a person must not be elected as a director of the Company, unless waived by a shareholders’ meeting, if they have interests conflicting with the Company's or hold positions in companies that may be considered competitors in the market, in particular, positions on their advisory boards, management bodies or fiscal councils/audit committees.

The Bylaws and the Board of Directors' internal regulations provide that the directors, in the exercise of their powers, cannot vote or intervene in matters in which they have or represent a conflicting interest with the Company. It is the directors who appoint the members of the Executive Board of Officers and, because of that, they cannot hold executive positions, aiming to guarantee greater independence and autonomy among the main governance bodies. In addition, the positions of co-chairmen of the Board of Directors and Chief Executive Officer of the Company cannot be held by the same person.

Law 6404/76 also bars directors or officers from intervening in any corporate transaction in which they have interests conflicting with the Company's interest, or in any deliberation in this respect made by the other directors; in these cases, those affected must notify their impediment and the nature and the extent of their interest must be recorded in the minutes of meeting of the Board of Directors or executive board. However, directors or officers and the Company may reach agreements on reasonable and fair terms similar to those prevailing in the market or terms that the Company would agree to with third parties.

In relation specifically to directors or officers who are also shareholders of the Company and as per item 12.2 (d) above, Law 6404/76 states that a shareholder may not vote in shareholders’ meetings concerning valuations of assets to be added to capital stock or approval of their accounts as directors or officers, or any other deliberations that may benefit them in a particular way, or that involve conflict of interests with the Company.

Any decision made as a result of votes by shareholders that have a conflict of interest with the Company may be annulled. The shareholder shall be held liable for damages and be obliged to transfer any benefits obtained to the Company.

274

In addition, the Company adopts a specific mechanism to identify conflicts of interest in the Board of Directors, applying to the case the rules contained in the Brazilian legislation and in the Policy on Transactions with Related Parties (“Related Parties Policy”).

Under the terms of the Related Parties Policy, the following must be observed: (i) the controlling shareholders and the management cannot vote or intervene in matters in which they have a conflict of interest with the Company, (ii) the Related Parties and Antitrust Compliance Committee is responsible for analyzing, monitoring and expressing its opinion on matters involving situations of potential conflict of interest between the Company (or its subsidiaries), on the one hand, and its managers and controlling shareholders, on the other hand, and (iii) forms of compensation of advisors, consultants or agents that generate conflict of interest with the Company, its subsidiaries, its administrators or shareholders are forbidden.

d) If the issuer has a formally approved policy of appointment and filing positions of the board of directors.

The Company does not have a policy of appointment and filing position of the Board of Directors.

275

12.4 - Description of arbitration clause for conflict resolution through arbitration

Not applicable, since the Company's By-laws do not stipulate commitment to arbitration to settle any disputes between shareholders or between shareholders and the Company.

276

12.5 - Composition and professional experience of management, fiscal council and statutory audit committee members

Name	Date of birth	Management body
Taxpayer No. (CPF)	Profession	Elected position held
Other issuer positions or duties
Whether the member nominated is an independent member and if so, the criterion used by the issuer to determine independence Number of consecutive terms of office.
Jean Jereissati Neto	September 20, 1974	Executive Board of Officers
693.224.813-15	Business manager	Chief Executive Officer
Not applicable, since the only position held in the Company is that of member of the executive board
Officer elected by controlling shareholder
2nd term of office.
Lucas Machado Lira	February 21, 1977	Executive Board of Officers
032.585.176-06	Attorney	Chief Financial, Investor Relations and Shared Services Officer
Not applicable, since the only position held in the Company is that of member of the executive board
Officer elected by controlling shareholder
2nd term of office.
Leticia Rudge Barbosa Kina	June 12, 1976	Executive Board of Officers
255.726.488-17	Attorney	Compliance and Legal Vice President Officer
Not applicable, since the only position held in the Company is that of member of the executive board
Officer elected by controlling shareholder
2nd term of office.
Ricardo Morais Pereira de Melo	December 1, 1971	Executive Board of Officers
765.157.884-87	Civil engineer	People and Management Vice President Officer
Not applicable, since the only position held in the Company is that of member of the executive board
Officer elected by controlling shareholder
3rd term of office.
Eduardo Braga Cavalcanti de Lacerda	April 16, 1976	Executive Board of Officers
072.401.457-86	Engineer	Commercial Vice President Officer
Not applicable, since the only position held in the Company is that of member of the executive board
Officer elected by controlling shareholder

277

Name	Date of birth	Management body
Taxpayer No. (CPF)	Profession	Elected position held
Other issuer positions or duties
Whether the member nominated is an independent member and if so, the criterion used by the issuer to determine independence Number of consecutive terms of office.
3rd term of office.
Valdecir Duarte	May 2, 1980	Executive Board of Officers
030.748.919-12	Engineer	Industrial Vice President Officer
Not applicable, since the only position held in the Company is that of member of the executive board
Officer elected by controlling shareholder
1st term of office.
Paulo André Zagman	January 15, 1977	Executive Board of Officers
072.343.527-83	Civil engineer	Logistics Vice President Officer
Not applicable, since the only position held in the Company is that of member of the executive board
Officer elected by controlling shareholder
2nd term of office.
Ricardo Gonçalves Melo	July 13, 1970	Executive Board of Officers
968.950.397-91	Attorney	Corporate Affairs Vice President Officer
Not applicable, since the only position held in the Company is that of member of the executive board
Officer elected by controlling shareholder
2nd term of office.
Carla Smith de Vasconcellos Crippa Prado January 1st, 1982		Executive Board of Officers
297.485.688-81 Attorney		Corporate Affairs Vice President Officer
Not applicable, since the only position held in the Company is that of member of the executive board
Officer elected by controlling shareholder
1st term of office.
Eduardo Eiji Horai	March 26, 1985	Executive Board of Officers
319.022.918-08	Computer scientist	Information Technology Vice President Officer
Not applicable, since the only position held in the Company is that of member of the executive board
Officer elected by controlling shareholder
2nd term of office.
Rodrigo Figueiredo de Souza December 09, 1975		Executive Board of Officers
200.176.968-79 Engineer		Procurement Vice President Officer
Not applicable, since the only position held in the Company is that of member of the executive board
Officer elected by controlling shareholder
4th term of office.
Daniel Cocenzo	April 9, 1974	Executive Board of Officers
029.453.467-96	Business manager	Sales Vice President Officer
Not applicable, since the only position held in the Company is that of member of the executive board.
Officer elected by controlling shareholder

278

Name	Date of birth	Management body
Taxpayer No. (CPF)	Profession	Elected position held
Other issuer positions or duties
Whether the member nominated is an independent member and if so, the criterion used by the issuer to determine independence Number of consecutive terms of office.
2nd term of office.
Daniel Wakswaser Cordeiro	January 26, 1985	Executive Board of Officers
330.638.588.38	Business manager	Marketing Vice President Officer
Not applicable, since the only position held in the Company is that of member of the executive board.
Officer elected by controlling shareholder
2nd term of office.
Pablo Firpo April 13, 1980		Executive Board of Officers
065.810.547-71 Economist		Non-Alcoholic Beverages Vice President Officer
Not applicable, since the only position held in the Company is that of member of the Executive Board
Officer elected by controlling shareholder
2nd term of office.
Daniela Gavranic Cachich	December 28, 1973	Executive Board of Officers

255.189.168-09	Manager	Future Beverages Vice President Officer
Not applicable, since the only position held in the Company is that of member of the Executive Board
Officer elected by controlling shareholder
1st term of office.
Victorio Carlos De Marchi	November 13, 1938	Board of Directors
008.600.938-91	Attorney	Co-chairman
Chairman of the Operations, Finance and Compensation Committee and the Related Parties and Antitrust Compliance Committee
Director elected by controlling shareholder
4th term of office.
Milton Seligman August 19, 1951 093.165.740-72 Engineer		Board of Directors Member (effective)
Not applicable, since the only position held in the Company is that of member of the Board of Directors
2nd term of office.
Fabio Colletti Barbosa	October 3, 1954	Board of Directors
771.733.258-20	Manager	Member (effective)
Member of the Related Parties and Antitrust Compliance Committee
Director elected by controlling shareholder
1st term of office.
Michel Dimitrios Doukeris	April 9, 1973	Board of Directors
	Chemical Engineer	Co-chairman
Not applicable, since the only position held in the Company is that of co-chairman of the Board of Directors
Director elected by controlling shareholder

279

Name	Date of birth	Management body
Taxpayer No. (CPF)	Profession	Elected position held
Other issuer positions or duties
Whether the member nominated is an independent member and if so, the criterion used by the issuer to determine independence Number of consecutive terms of office.
1st term of office.
Lia Machado de Matos	July 21, 1977	Board of Directors
071.991.147-88	Physicist	Member (effective)
Not applicable, since the only position held in the Company is that of member of the Board of Directors
Director elected by controlling shareholder
1st term of office.
Fernando Mommensohn Tennenbaum	January 7, 1977	Board of Directors
245.809.418-02	Production Engineer	Member (effective)
Member of the Operations, Finance and Compensation Committee
Director elected by controlling shareholder
1st term of office.
Roberto Moses Thompson Motta	November 06, 1957	Board of Directors
706.988.307-25	Engineer	Member (effective)
Member of the Operations, Finance and Compensation Committee
Director elected by controlling shareholder
4th term of office.
Claudia Quintella Woods	August 26, 1975	Board of Directors
098.823.117-41	Economist	Member (Independent)
Not applicable, since the only position held in the Company is that of member of the Board of Directors

1st term of office.
Antonio Carlos Augusto Ribeiro Bonchristiano April 1, 1967		Board of Directors
086.323.078-43 Bachelor of Politics, Philosophy and Economics		Member (independent)
Not applicable, since the only position held in the Company is that of member of the Board of Directors

3rd term of office
Marcos de Barros Lisboa August 2, 1964		Board of Directors
806.030.257-49 Economist		Member (independent)
Member of the Related Parties and Antitrust Compliance Committee

3rd term of office.
Carlos Eduardo Klutzenschell Lisboa	July 9, 1969	Board of Directors
694.514.864-53	Business manager	Member (effective)
Not applicable, since the only position held in the Company is that of deputy member of the Board of Directors
Director elected by controlling shareholder
2nd term of office.

280

Name	Date of birth	Management body
Taxpayer No. (CPF)	Profession	Elected position held
Other issuer positions or duties
Whether the member nominated is an independent member and if so, the criterion used by the issuer to determine independence Number of consecutive terms of office.
Nelson José Jamel 025.217.577-80 Not applicable, since the only position held in the Company is that of member of the Board of Directors Director elected by controlling shareholder 2nd term of office	March 17, 1972 Engineer	Board of Directors Member (effective)
José Ronaldo Vilela Rezende	June 07, 1962	Fiscal Council
501.889.846-15	Accountant	Fiscal Council (effective member) / elected by controlling shareholder
Not applicable, since the only position held in the Company is that of member of the Fiscal Council
Director elected by controlling shareholder
7th term of office
Elidie Palma Bifano	May 16, 1947	Fiscal Council
395.907.558 - 87	Attorney	Fiscal Council (effective member) / elected by controlling shareholder
Not applicable, since the only position held in the Company is that of member of the Fiscal Council
Director elected by controlling shareholder
4th term of office.
Vinicius Balbino Bouhid	August 6, 1961	Fiscal Council
667.460.867/04	Civil engineer	Member (effective member) / elected by minority shareholders
Not applicable, since the only position held in the Company is that of member of the Fiscal Council

3rd term of office
Emanuel Sotelino Schifferle	February 27, 1940	Fiscal Council
009.251.367-00	Engineer	Fiscal Council (alternate member) / elected by controlling shareholder
Not applicable, since the only position held in the Company is that of member of the Fiscal Council
Director elected by controlling shareholder 10th term of office.
Eduardo Rogatto Luque	July 6, 1969	Fiscal Council
142.773.658-84	Accountant	Fiscal Council (alternate member) / elected by controlling shareholder
Not applicable, since the only position held in the Company is that of member of the Fiscal Council
Director elected by controlling shareholder
3rd term of office.
Carlos Tersandro Fonseca Adeodato	January 2, 1954	Fiscal Council

337.770.397-72	Economist	Fiscal Council (alternate member) / elected by minority shareholders
Not applicable, since the only position held in the Company is that of member of the Fiscal Council

3rd term of office.

281

Professional experience / Declaration of convictions, if applicable

Jean Jereissati Neto – 693.224.813-15

Holds the position of Chief Executive Officer of the Company since January 2020. In the past five years, held various positions in the Company and at Anheuser-Busch InBev SA/NV, a company whose core business is producing and marketing beverages, and which is part of the Company's economic group, serving as the General Manager of the operations for CAC (Central America and Caribbean) zone and China, General Manager of Asia and Pacific North zone, and Chief Sales and Marketing Officer of the Company. Mr. Jean Jereissati Neto declared for all legal purposes that within the last five years, he has not been subject to the effects of any criminal conviction, or any conviction or penalty in administrative proceedings before the CVM or any final conviction in the judicial or administrative spheres that led to him being suspended or barred from practicing any professional or commercial activity.

Lucas Machado Lira – 032.585.176-06

Holds the position of Chief Financial, Investor Relations and Shared Services Officer of the Company since April 2020. In the past five years, held various positions at Anheuser-Busch InBev SA/NV, a company whose core business is producing and marketing beverages and is part of the Company's economic group, including the position of Global Financial Vice President for M&A. Previously, he has held several positions at the Company, including Manager of the Investor Relations department, Compliance, Corporate & Legal Manager, PMO of Supply Chain and HILA (Hispanic Latin America) and M&A Legal Manager. Mr. Lucas Machado Lira declared for all legal purposes that within the last five years, he has not been subject to the effects of any criminal conviction, or any conviction or penalty in administrative proceedings before the CVM or any final conviction in the judicial or administrative spheres that led to him being suspended or barred from practicing any professional or commercial activity.

Leticia Rudge Barbosa Kina – 255.726.488-17

Holds the position of Compliance and Legal Vice President Officer of the Company since January 2019. In the past five years, held the position of Chief Tax and Corporate Legal Officer and Chief Legal Officer at the Company. She is member of the Administrative Council of SINDICERV - National Union of the Beer Industry, since 2018 and director of WILL-Women in Leadership in Latin America since 2019. In addition, she was the Director of GETAP - Applied Tax Studies Group, from 2016 to 2019. Ms. Leticia Rudge Barbosa Kina declared for all legal purposes that within the last five years, she has not been subject to the effects of any criminal conviction, or any conviction or penalty in administrative proceedings before the CVM or any final conviction in the judicial or administrative spheres that led to her being suspended or barred from practicing any professional or commercial activity.

282

Ricardo Morais Pereira de Melo – 765.157.884-87

Holds the position of People and Management Vice President Officer of the Company since September 2018. In the past five years, held several positions at the Company and at Anheuser-Busch InBev SA/NV, a publicly listed company whose core business is producing and marketing beverages, and which is part of the Company's economic group, including Sales Officer in Canada, Sales Strategy Officer in the United States and Resellers Officer in the United States and Sales Officer at the Company. Mr. Ricardo Morais Pereira de Melo declared for all legal purposes that within the last five years, he has not been subject to the effects of any criminal conviction, or any conviction or penalty in administrative proceedings before the CVM or any final conviction in the judicial or administrative spheres that led to him being suspended or barred from practicing any professional or commercial activity.

Eduardo Braga Cavalcanti de Lacerda – 072.401.457-86

Holds the position of Commercial Vice President Officer of the Company since March 2020. In the past five years, held various positions at the Company and at Anheuser-Busch InBev SA/NV, a listed company whose core business is making and selling beverages, which makes part of the Company’s economic group, including the positions of Company’s Soft Drinks Officer, General Officer of operations of CAC zone (Central America and Caribbean) and Finance Vice-President for Europe. Mr. Fernando Dias Soares declared for all legal purposes that within the last five years, he has not been subject to the effects of any criminal conviction, or any conviction or penalty in administrative proceedings before the CVM or any final conviction in the judicial or administrative spheres that led to him being suspended or barred from practicing any professional or commercial activity.

Valdecir Duarte – 030.748.919-12

Holds the position of Industrial Vice President Officer of the Company since January 1, 2022. In the past five years, held several positions at the Company, including the position of Officer for the Engineering Center (CENG), Regional Officer and Factory and Supply Chain Manager. Mr. Valdecir Duarte declared for all legal purposes that within the last five years, he has not been subject to the effects of any criminal conviction, or any conviction or penalty in administrative proceedings before the CVM or any final conviction in the judicial or administrative spheres that led to him being suspended or barred from practicing any professional or commercial activity.

Paulo André Zagman – 072.343.527-83

Holds the position of Logistics Vice President Officer of the Company since January 2019. In the past five years, held various positions at the Company, including the position of People and Management Officer and Logistics Officer, both of Latin America South zone. Mr. Paulo André Zagman declared for all legal purposes that within the last five years, he has not been subject to the effects of any criminal conviction, or any conviction or penalty in administrative proceedings before the CVM or any final conviction in the judicial or administrative spheres that led to him being suspended or barred from practicing any professional or commercial activity.

283

Ricardo Gonçalves Melo - 968.950.397-91

Holds the position of Corporate Affairs Vice President Officer of the Company since January 2019. In the past five years, held the position of Company’s Civil Law and Labor Compliance Officer. He currently also serves as (i) Chairman of the Fiscal Council of Instituto Ambev de Previdência Privada - IAPP, a private pension entity, since 2012, having joined such institute since 2003; (ii) member of the Administrative Council of SINDICERV - National Union of the Beer Industry, since 2018; (iii) deputy director of ETCO - Brazilian Competition Ethics Institute, since 2018; and (iv) member of the Executive Committee of the Cerveceros Lationamericanos association, since 2018. In addition, he served as Officer of CERVBRASIL - Brazilian Beer Industry Association until 2017. Mr. Ricardo Gonçalves Melo declared for all legal purposes that within the last five years, he has not been subject to the effects of any criminal conviction, or any conviction or penalty in administrative proceedings before the CVM or any final conviction in the judicial or administrative spheres that led to him being suspended or barred from practicing any professional or commercial activity.

Carla Smith de Vasconcellos Crippa Prado - 297.485.688-81

Holds the position of Vice President of Corporate Relations at BU Brazil and will take office as Corporate Affairs Vice President Officer of the Company on June 1, 2022. In the last 5 years, she has held several positions in the Company, including Director of Communications and Sustainability, Social Responsibility Manager and Legal Manager. Since 2021, she has also served as (i) President of CISA - Health and Alcohol Information Center; and (ii) member of the Deliberative Board of the Pact for Racial Equity. Between 2020 and 2021 she was President of SINDICERV-National Union of the Beer Industry. Mrs. Carla Smith de Vasconcellos Crippa Prado declared, for all legal purposes that within the last five years, she has not been subject to the effects of any criminal conviction, or any conviction or penalty in administrative proceedings before the CVM or any final conviction in the judicial or administrative spheres that led to her being suspended or barred from practicing any professional or commercial activity.

Eduardo Eiji Horai - 319.022.918-08

Holds the position of Information Technology Vice President Officer of the Company since January 2020. In the past five years, served as senior manager and chief technology officer for Latin America at Amazon Web Services (AWS) and, previously, he was also part of the Enterprise Architecture department at Toyota Motor Europe - Belgium. Mr. Eduardo Eiji Horai declared for all legal purposes that within the last five years, he has not been subject to the effects of any criminal conviction, or any conviction or penalty in administrative proceedings before the CVM or any final conviction in the judicial or administrative spheres that led to him being suspended or barred from practicing any professional or commercial activity.

Rodrigo Figueiredo de Souza – 200.176.968-79

Holds the position of Procurement Vice President Officer of the Company since September 2015. In the past five years, held several positions at the Company and at Anheuser-Busch InBev SA/NV, a company whose core business is producing and marketing beverages, and which is part of the Company's economic group, including Regional Plant Officer and Logistics Officer for the Latin America North zone. Mr. Rodrigo Figueiredo de Souza declared for all legal purposes that within the last five years, he has not been subject to the effects of any criminal conviction, or any conviction or penalty in administrative proceedings before the CVM or any final conviction in the judicial or administrative spheres that led to him being suspended or barred from practicing any professional or commercial activity.

284

Daniel Cocenzo – 029.453.467-96

Holds the position of Sales Vice President Officer of the Company since March 2020. In the past five years, held several positions at the Company, including Premium and High End Executive Officer, People and Management Officer for CAC (Central America and Caribbean) zone, Sales Officer in Dominican Republic and Regional Sales Officer (RJ/ES). Mr. Daniel Cocenzo declared for all legal purposes that within the last five years, he has not been subject to the effects of any criminal conviction, or any conviction or penalty in administrative proceedings before the CVM or any final conviction in the judicial or administrative spheres that led to him being suspended or barred from practicing any professional or commercial activity.

Daniel Wakswaser Cordeiro – 330.638.588-38

Holds the position of Marketing Vice President Officer of the Company since October 2020. In the past five years, held several positions at the Company and at Anheuser-Busch InBev SA/NV, a company whose core business is producing and marketing beverages, and which is part of the Company's economic group, including Global Vice-President of Adjacencies, Craft & Specialties Beer Officer in Europe and Craft Beer Officer at the Company. Mr. Daniel Wakswaser Cordeiro declared for all legal purposes that within the last five years, he has not been subject to the effects of any criminal conviction, or any conviction or penalty in administrative proceedings before the CVM or any final conviction in the judicial or administrative spheres that led to him being suspended or barred from practicing any professional or commercial activity.

Pablo Firpo – 065.810.547-71

Holds the position of Non-Alcoholic Beverages Vice President Officer of the Company since October 2020. In the past five years, held several positions at the Company and at Anheuser-Busch InBev SA/NV, a company whose core business is producing and marketing beverages, and which is part of the Company's economic group, including Non-Alcoholic Beverages Vice President at the Company’s Business Unit Rio de La Plata, Marketing Officer for Core Brands in the Company's Latin America South zone and Global Communications Officer for Budweiser at ABI. Mr. Pablo Firpo declared for all legal purposes that within the last five years, he has not been subject to the effects of any criminal conviction, or any conviction or penalty in administrative proceedings before the CVM or any final conviction in the judicial or administrative spheres that led to him being suspended or barred from practicing any professional or commercial activity.

Daniela Gavranic Cachich - 255.189.168-09

Holds the position of Future Beverages Vice President Officer of the Company since January 1, 2022. In the past five years, held senior leadership positions in the Marketing area of other consumer goods companies, including Chief Marketing Officer of PepsiCo from 2016 to August 2021. She also currently holds the position of full member of the Advisory Board of Grupo Boticário. Ms. Daniela Gavranic Cachich declared for all legal purposes that within the last five years, she has not been subject to the effects of any criminal conviction, or any conviction or penalty in administrative proceedings before the CVM or any final conviction in the judicial or administrative spheres that led to her being suspended or barred from practicing any professional or commercial activity.

285

Victorio Carlos De Marchi – 008.600.938-91

Holds the position of effective member of the Board of Directors of the Company. In the past five years, he has (i) since 1985, been a member of the Board of Directors of Fundação Zerrenner since 1985, a foundation whose core business is providing free health care and education, and since 2006, has also been executive director of this foundation; (ii) since 2018, a member of the Board of Directors of Itaúsa – Investimentos Itaú S.A.; (iii) since 2006, the chairman of the board of Instituto Ambev de Previdência Privada (IAPP), a private pension entity; (iv) since 2004, a member of the board of a private institute researching Brazilian industry and development, Instituto de Estudos para o Desenvolvimento Industrial (IEDI); (v) since 1994, the member representing Brazil on the Latin American Business Council (CEAL) and is also currently an executive officer; (vi) since 2008, a member of the State of São Paulo Employers Association (Federação das Indústrias do Estado de São Paulo or FIESP)'s strategic affairs council; (vii) since 2002, a member of the Executive Committee of the Cerceveros Latinoamericanos association; (viii) since 2003, a member of the Board of Directors of the Brazilian Competition Ethics Institute (Instituto Brasileiro de Ética Concorrencial), and chairman of the latter's Board of Directors since 2012; and (ix) since 2005, a member of the board of the Health and Alcohol Information Center (Centro de Informações sobre Saúde e Álcool - CISA). Since 1999, besides acting as the co-chairman of the Company's Board of Directors, also acts as Chairman of the Company's Operations, Finance and Compensation Committee and its Related Parties and Antitrust Compliance Committee. In addition, from 2003 to 2009, he was co-chairman of the board of directors of Quilmes Industrial Société Anonyme, the Company's subsidiary, whose core business is making, distributing and selling beer, and which is part of the Company's economic group. Mr. Victorio Carlos De Marchi declared for all legal purposes that within the last five years, he has not been subject to the effects of any criminal conviction, or any conviction or penalty in administrative proceedings before the CVM or any final conviction in the judicial or administrative spheres that led to him being suspended or barred from practicing any professional or commercial activity.

Milton Seligman – 093.165.740-72

Holds the position of effective member of the Board of Directors of the Company. In the past five years, served as (i) since 2015, chairman of the Board of Directors of Instituto Sonho Grande, that is engaged in the improvement of the Brazilian public teaching, (ii) since 2014, consulting member of Fundação Brava, a non-profit organization that develops and supports impact initiatives to contribute with the development of Brazil, (iii) since 2014, consulting member of Fundação Lemann, a family non-profit organization focused on innovative projects in education; (iv) since 2015, Global Fellow of Woodrow Wilson International Center for Scholars, an independent research center focused on public politics and located in Washington, DC/USA, and (v) since 2017, coordinator of the Program of Public Management and Politics Courses of INSPER, high education and research institution. He is currently a member of the Company's board of directors and member of the Board of Directors of Fundação Zerrener, whose main activity is providing free health care and education, and, since 2014, he is manager-partner of Milton Seligman e Associados Consultoria e Participações Ltda., a corporate consultancy company. In addition, between 2013 and 2016, he was a member of the Board of Directors of Tenedora CND, S.A., holding company of the Company’s operations in Dominican Republic, and, between 2004 and 2013, he served as Corporate Relations Officer of Companhia de Bebidas das Americas – Ambev, a listed company whose core business was making, distributing and selling beer, soft drinks and other non-alcoholic products, succeeded by the Company since January 2, 2014, as described in item 6.3 of this Reference Form. Mr. Milton Seligman declared for all legal purposes that within the last five years, he has not been subject to the effects of any criminal conviction, or any conviction or penalty in administrative proceedings before the CVM or any final conviction in the judicial or administrative spheres that led to him being suspended or barred from practicing any professional or commercial activity.

286

Fabio Colletti Barbosa – 771.733.258-20

Holds the position of effective member of the Board of Directors of the Company. In the past five years, was and currently is a member of the Boards of Directors of Itaú-Unibanco, Cia Brasileira de Metalurgia e Mineração and Natura. From April 2019 to April 2021, he was also a member of the Board of Directors of Cia Hering. He is a partner and member of the Investment Committee of Gávea Investimentos and president of Fundação Itaú para Educação e Cultura. Between 2011 and the beginning of 2015, Fabio was president of Abril Mídia. Before that, Fábio was president of the banks Real and Santander. He has also been president of Banco ABN Amro Real since 1996 and, in 2008, with the acquisition of Banco Real by Santander, he became president of Santander Brasil. From 2007 to 2011, he was president of Febraban. Fabio is still a member of the Boards of Instituto Empreender Endeavor, Centro de Liderança Pública (CLP) and the UN Foundation, to support the UN. He holds a degree in Business Administration from Fundação Getúlio Vargas and holds an MBA from the Institute for Management Development (Switzerland). Mr. Fabio Colletti Barbosa declared for all legal purposes that within the last five years, he has not been subject to the effects of any criminal conviction, or any conviction or penalty in administrative proceedings before the CVM or any final conviction in the judicial or administrative spheres that led to him being suspended or barred from practicing any professional or commercial activity.

Michel Dimitrios Doukeris – – 810.940.279-87

Holds the position of effective member of the Board of Directors and, on July 1st, 2021, took office as Co-chairman of the Company’s Board of Directors. In the past five years, held the following positions with Anheuser-Busch InBev SA/NV, a listed company whose core business is making and selling of beverages and which makes part of the economic group of the Company: (i) from 2013 to 2016, he was the Chief Operations Officer in APAC (Asia Pacific) zone of Anheuser-Busch InBev SA/NV; (ii) from 2016 to 2017, he was the global Chief Sales Officer of Anheuser-Busch InBev SA/NV, and (iii) since 2017, he has been Chief Operations Officer - North America for Anheuser-Busch InBev SA/NV. Mr. Doukeris holds an undergraduation degree in Chemical Engineering from Universidade Federal Santa Catarina, holds a master degree in Marketing from Fundação Getúlio Vargas and also holds graduation degrees in Marketing and Marketing Strategy from Kellogg School of Management and Wharton Business School in the United States of America. Mr. Michel Dimitrios Doukeris declared for all legal purposes that within the last five years, he has not been subject to the effects of any criminal conviction, or any conviction or penalty in administrative proceedings before the CVM or any final conviction in the judicial or administrative spheres that led to him being suspended or barred from practicing any professional or commercial activity.

287

Lia Machado de Matos – 071.991.147-88

Holds the position of effective member of the Board of Directors of the Company. In the past five years was, and currently is Chief Strategy Officer of StoneCo and previously, between 2012 and 2016, she was the officer of the Family Office at Varbra. Before that, between 2006 and 2012, held several positions at McKinsey, including Associate Partner. Mrs. Lia Machado de Matos holds a degree in Physics from Universidade Federal do Rio de Janeiro and PhD in Physics and Electrical Engineering from Massachusetts Institute of Technology (USA). Mrs. Lia Machado de Matos declared for all legal purposes that within the last five years, she has not been subject to the effects of any criminal conviction, or any conviction or penalty in administrative proceedings before the CVM or any final conviction in the judicial or administrative spheres that led to her being suspended or barred from practicing any professional or commercial activity.

Fernando Mommensohn Tennenbaum – 245.809.418-02

Holds the position of effective member of the Board of Directors of the Company. In the past five years, served as: (i) since May 2020, an effective member of the Company’s Operations, Finance and Compensation Committee; (ii) since April 2020, he holds the position of Chief Financial Officer of Anheuser-Busch InBev SA/NV; (iii) from 2018 to April 2020, he was the Company’s CFO and Investor Relations Officer. Before that, he held several positions, including Global Vice President of Treasury at Anheuser-Busch InBev SA/NV, as well as the Company’s Treasurer, Mergers and Acquisitions Officer and Manager of the Company's investor relations department. He has dual citizenship (Brazilian and German) and holds a degree in industrial engineering from Escola Politécnica da Universidade de São Paulo and a corporate MBA from Ambev. Mr. Fernando Mommensohn Tennenbaum declared for all legal purposes that within the last five years, he has not been subject to the effects of any criminal conviction, or any conviction or penalty in administrative proceedings before the CVM or any final conviction in the judicial or administrative spheres that led to him being suspended or barred from practicing any professional or commercial activity.

Roberto Moses Thompson Motta – 706.988.307-25

Holds the position of effective member of the Board of Directors of the Company. In the past five years and currently, he is a member of the Boards of Directors of the following companies (i) since 2001, Lojas Americanas S.A., a listed company whose core business is commerce in general; (ii) since 2001, São Carlos Empreendimentos e Participações S.A., a publicly listed company whose core business is managing real estate development projects of its own and third parties; (iii) since 2013, of Restaurant Brands International (formerly known as Burger King Worldwide Inc.), a food industry company; and (iv) since 2005, of 3G Capital, a private equity vehicle founded by Mr. Jorge Paulo Lemann, Mr. Marcel Herrmann Telles, and Mr. Carlos Alberto Sicupira, all indirectly controlling shareholders of the Company. Currently, he also serves as a member of the Company's Operations, Finance and Compensation Committee. Until April 2022 he was a member of the board of directors of Anheuser-Busch InBev SA/NV, a listed company whose core business is producing and marketing beverages, and which is part of the Company's economic group. Mr. Roberto Moses Thompson Motta declared for all legal purposes that within the last five years, he has not been subject to the effects of any criminal conviction, or any conviction or penalty in administrative proceedings before the CVM or any final conviction in the judicial or administrative spheres that led to him being suspended or barred from practicing any professional or commercial activity.

288

Claudia Quintella Woods – 098.823.117-41

Holds the position of effective member of the Board of Directors of the Company. In the past five years, served as: (i) since June 2021, acts as a partner in Softbank and holds the position of CEO of América Latina do We Work; (ii) from 2019 to May 2021, held the position of general officer of Uber for Brazil; (iii) between 2018 and 2019, she was CEO of Webmotors (leading marketplace in the national vehicle market); and (iv) between 2014 and 2018, she was the officer and superintendent of Banco Original. She holds a degree from Bowdoin College (USA), an MBA from COPPEAD/Universidade Federal do Rio de Janeiro and a post-graduation degree from Harvard Business School (USA). The independence criteria for defining Mrs. Claudia Quintella Woods as an independent member of the Board of Directors follow the provisions of the Company’s Bylaws. Mrs. Claudia Quintella Woods declared for all legal purposes that within the last five years, she has not been subject to the effects of any criminal conviction, or any conviction or penalty in administrative proceedings before the CVM or any final conviction in the judicial or administrative spheres that led to her being suspended or barred from practicing any professional or commercial activity.

Antonio Carlos Augusto Ribeiro Bonchristiano – 086.323.078-43

Holds the position of effective member of the Board of Directors of the Company. In the last 5 years, and currently, he holds the following positions: (i) chief executive officer and member of the Board of Directors of GP Investments, Ltd., whose core business is holding ownership interest in the capital of other companies through private equity transactions; (ii) member of the Board of Directors of Rimini Street, a company whose core business is the provision of systems maintenance services; (iii) member of the Board of Directors of FoodFirst Global Restaurants, which has as core business the operation of restaurants in the United States, (iv) member of the Board of Directors of BR Properties S.A., which has as core business the investment and management of commercial and logistic properties, (v) member of the board of Study Foundation (Fundação Estudar), a non-profit organization whose aim is to empower young talents to undertake ambitious projects and transform Brazil; (vi) member of the Board of Directors of John Carter Brown Library, located in Providence, Rhode Island, United States; (vii) member of the Supervisory Board of Bodleian Library, located in Oxford, United Kingdom. In addition, from 2014 to 2015, he held the position of member of the Board of Directors of BRZ Investimentos S.A., whose core business is managing investment funds. The independence criteria for defining Mr. Antonio Carlos Augusto Ribeiro Bonchristiano as an independent member of the Board of Directors follow the provisions of the Company’s Bylaws. Mr. Antonio Carlos Augusto Ribeiro Bonchristiano declared for all legal purposes that within the last five years, he has not been subject to the effects of any criminal conviction, or any conviction or penalty in administrative proceedings before the CVM or any final conviction in the judicial or administrative spheres that led to him being suspended or barred from practicing any professional or commercial activity.

289

Marcos de Barros Lisboa – 806.030.257-49

Holds the position of effective member of the Board of Directors of the Company. In the past five years, he has acted as Executive Officer of Unibanco S.A. and Vice-President for Insurance, Controls and Operational Support of Itaú Unibanco S.A. both companies whose business is predominantly the financial sector. Currently he is (i) CEO of higher education and research institution INSPER (ii) member of the Board of Directors of Cerradinho Bioenergia S.A.; and (iii) officer of PagSeguro Ltda. Currently he is also a member of the board of directors of the Company. In addition, until 2013, he was a member of the Board of Directors of Itaú Unibanco S.A. and, between 2003 and 2005, he was Economic Policy Secretary at the Ministry of Finance. Since the late 1980s, he has been a member of faculty of several educational institutions in Brazil and internationally. He holds a Ph.D. in Economics from the University of Pennsylvania. The independence criteria for defining Mr. Marcos de Barros Lisboa as an independent member of the Board of Directors follow the provisions of the Company’s Bylaws. Mr. Marcos de Barros Lisboa declared for all legal purposes that within the last five years, he has not been subject to the effects of any criminal conviction, or any conviction or penalty in administrative proceedings before the CVM or any final conviction in the judicial or administrative spheres that led to him being suspended or barred from practicing any professional or commercial activity.

Nelson José Jamel – 025.217.577-80

Holds the position of effective member of the Board of Directors of the Company. In the past five years, he has held different positions in the Company and at Anheuser-Busch InBev SA/NV, a listed company whose core business is producing and marketing beverages, and which is part of the Company's economic group (ABI). Currently, he holds the position of Global Chief People and Management Officer at ABI. Until April 2020, he served as Chief Financial and Technology Officer for North America Zone at ABI. From 2007 to 2008, he held the position of Vice President of Finance for the Western Europe zone of ABI. He was also Chief Financial Officer of Compañia Cervecera AmBev Dominicana, C. por A., a company which is part of the Company`s economic group. In 2009, he has held the position of Chief Financial and Investor Relations Officer of Companhia de Bebidas das Américas – Ambev, an open capital company, whose core business was the manufacture, distribution and commercialization of beers, soft drinks and other non-alcoholic products, succeeded by the Company, since January 2, 2014, as described in item 6.3 of this Reference Form, remaining in such position until 2015. Mr. Nelson José Jamel declared for all legal purposes that within the last five years, he has not been subject to the effects of any criminal conviction, or any conviction or penalty in administrative proceedings before the CVM or any final conviction in the judicial or administrative spheres that led to him being suspended or barred from practicing any professional or commercial activity.

Carlos Eduardo Klutzenschell Lisboa – 694.514.864-53

Holds the position of alternate member of the Board of Directors of the Company. In the last 5 years, he held different positions at Anheuser-Busch InBev SA/NV, an open capital company whose core business is the production and commercialization of beverages, which is part of the Company's economic group, and the Company. From 2014 to 2016, he held the position of Global Vice-President of Global Brands of Anheuser-Busch InBev SA/NV. Currently he holds the position of President of the Middle Americas Zone. In addition, from 2005 to 2011, he held the position of Marketing Vice-President of the Company, from 2011 to 2012, held the position of President of BU Austral in the Latin American South Zone and, from 2013 to 2014, held the position of President of Labatt, a subsidiary of the Company. Mr. Carlos Lisboa has stated, for all legal purposes, that in the last 5 years he has not been subject to the effects of any criminal conviction, any conviction or penalty application in an administrative proceeding before CVM and any final and unappealable conviction in the judicial or administrative level, which has the effect of suspension or disqualification for the practice of any professional or commercial activity.

290

José Ronaldo Vilela Rezende – 501.889.846-15

Holds the position of effective member of the Fiscal Council of the Company since 2016. In the past five years, held the following positions in the indicated period in the following companies/institutions: (i) member of the audit committee of Cerradinho Bioenergia S.A.; (ii) member of the audit committee of Diagnósticos da America S.A. – DASA; and (iii) full member of Company's Fiscal Council. In addition, from 2005 to 2011, he performed the functions of risk management partner with the consulting practice at PricewaterhouseCoopers Brasil, whose main activity is the provision of audit services; Agribusiness Industry leader with PricewaterhouseCoopers in Brazil (from 2006 to 2014) and for the Americas (from 2009 to 2014); and PricewaterhouseCoopers Brasil partner in charge of delivering of Risk Assurance Services (RAS) projects (services related to processes and systems audit) since 1998. He is a tax advisor certified by the Brazilian Governance Institute (IBGC). Bachelor's degree in Accounting from UMA, Belo Horizonte. Master's in Agro-Energy from Fundação Getúlio Vargas in São Paulo. Currently, he holds the position of Chairman of the Company's Fiscal Council. Mr. José Ronaldo Vilela Rezende declared for all legal purposes that within the last five years, he has not been subject to the effects of any criminal conviction, or any conviction or penalty in administrative proceedings before the CVM or any final conviction in the judicial or administrative spheres that led to him being suspended or barred from practicing any professional or commercial activity.

Elidie Palma Bifano - 395.907.558-87

Holds the position of effective member of the Fiscal Council of the Company since 2019. In the past five years, she held positions in the following companies/institutions: (i) partner of the office Mariz de Oliveira e Siqueira Campos; (ii) teacher of the Professional Master's Course of the São Paulo Law School of Fundação Getúlio Vargas - FGV, in the subject of Business Structuring; and (iii) teacher in the strictu sensu Graduate courses of IBDT, IBET, CEU, COGEAE/PUC. In addition, she was a member of the Audit Committee of Banco Santander (Brasil) S.A., from 2012 to 2018, and partner and auditor of the tax consulting area at PricewaterhouseCoopers, from 1974 to 2012. Currently member of the Company's Fiscal Council. Ms. Elidie Palma Bifano declared for all legal purposes that within the last five years, she has not been subject to the effects of any criminal conviction, or any conviction or penalty in administrative proceedings before the CVM or any final conviction in the judicial or administrative spheres that led to her being suspended or barred from practicing any professional or commercial activity.

Vinicius Balbino Bouhid - 667.460.867/04

Holds the position of effective member of the Fiscal Council of the Company since 2020. In the past five years, he held positions in the following companies: (i) effective tax advisor at Norte Energia S.A.; and (ii) alternate member of Company's Fiscal Council. In addition, from 2013 to 2015, he performed the functions of CEO of BB Securities Ltd., a controlled subsidiary of Banco do Brasil with headquarters in London that acts as broker and distributor of titles and securities for the EMEA region, having lead the AMBIMA ranking at the time with public offers of issuance of BB Seguridade, Petrobras, BRFoods, CPFL, BTG Pactual, among others; (ii) Executive Manager, from 2009 to 2013, responsible for the corporate governance and private equity areas of BB Banco de Investimentos; (iii) member of the Board of Directors of BB Securities in London between 2013 and 2015; (iv) member of the fiscal council of Coelba – Companhia de Eletricidade do Estado da Bahia, in the electric sector, from 2011 to 2013; (v) member of the Audit Committee of Brasil Saúde between 2009 and 2010; and (vii) member of the Audit Committee of BrasilCap from 2001 to 2009. Civil Engineering degree from Universidade de Brasília and Executive MBA from Universidade de Mato Grosso. Currently is an effective member of the Company's Fiscal Council. Mr. Vinicius Balbino Bouhid was elected by minority shareholders. Mr. Vinicius Balbino Bouhid declared for all legal purposes that within the last five years, he has not been subject to the effects of any criminal conviction, or any conviction or penalty in administrative proceedings before the CVM or any final conviction in the judicial or administrative spheres that led to him being suspended or barred from practicing any professional or commercial activity.

291

Emanuel Sotelino Schifferle - 009.251.367-00

Holds the position of alternate member of the Fiscal Council of the Company since 2013. In the past five years, acted as Managing Partner of ASPA Assessoria e Participações S/C Ltda., a company whose core business is advising companies on restructuring programs, acquisitions, contractual negotiations and transitional management, having managed bankrupt companies, in reorganization, restructuring and contractual renegotiations, among other business; and (ii) alternate member of Company’s Fiscal Council. In addition, from 2004 to 2009, he performed the functions of member of the board of directors of ALL – América Latina Logística, a listed company whose core business is rail freight and road transportation services; from 2005 to 2014, alternate member of the board of directors of Companhia de Bebidas das Américas – Ambev, succeeded by the Company since January 2, 2014, as described in item 6.3 of this Reference Form; from 2007 to 2011, member of the board of directors of São Carlos Empreendimentos e Participações S.A., a listed company whose core business is the managing real estate development projects for itself and third parties; member of the board of directors of Estácio Participações S.A., a listed company whose main activities are developing and managing educational institutions; and, from 2011 to 2015, member of the board of directors of Allis Participações S.A., a publicly listed company whose main activities are providing marketing and sales services for various market segments. Mr. Emanuel Sotelino Schifferle declared for all legal purposes that within the last five years, he has not been subject to the effects of any criminal conviction, or any conviction or penalty in administrative proceedings before the CVM or any final conviction in the judicial or administrative spheres that led to him being suspended or barred from practicing any professional or commercial activity.

Eduardo Rogatto Luque - 142.773.658-84

Holds the position of alternate member of the Fiscal Council of the Company since 2020. In the past five years, he held positions in the following companies/institutions: (i) managing partner and member of the Executive Committee of Irko Group; (ii) member of the Audit Committee of Focus Energia S.A.; (iii) full member of the Fiscal Council of Qualicorp S.A. (Coordinator), Natura&Co, Itaúsa S.A. and Zerrenner Foundation; (iv) member of the Board of Directors and president of the Audit Committee of Cantu Store S.A.; (v) Vice-President of ABRAPSA - Brazilian Association of Administrative Service Providers; (vi) member of the Institute of Independent Auditors of Brazil (IBRACON); (vii) member of California AICPA (CALAICPA); (viii) member of the Brazilian Institute of Corporate Governance (IBGC); and (ix) member of the Brazilian Accounting Institutes (CRC and CFC). In addition, from 2004 to 2016, he was a partner at PricewaterhouseCoopers, company where he remained for 27 years. Mr. Eduardo Rogatto Luque declared for all legal purposes that within the last five years, he has not been subject to the effects of any criminal conviction, or any conviction or penalty in administrative proceedings before the CVM or any final conviction in the judicial or administrative spheres that led to him being suspended or barred from practicing any professional or commercial activity.

292

Carlos Tersandro Fonseca Adeodato - 337.770.397-72

Holds the position of alternate member of the Fiscal Council of the Company since 2020. For the past 5 years he has been involved in advising and consulting at Comatrix Soluções Ltda., located in Rio de Janeiro, and at DOT Digital Group, located in Santa Catarina, and he is also the representative in Brazil of HydroCarbon Dynamics (HCDi), subsidiary of Indago Energy, based in Australia. In addition, from 2010 to 2013, he performed the functions of Chief Financial and Investor Relations Officer at HRT Participações em Petróleo and Chief Financial Officer at HRT Exploração em Petróleo Ltda. He holds a degree in economic sciences from Universidade Federal do Rio de Janeiro. Mr. Carlos Tersandro Fonseca Adeodato was elected by minority shareholders. Mr. Carlos Tersandro Fonseca Adeodato declared for all legal purposes that within the last five years, he has not been subject to the effects of any criminal conviction, or any conviction or penalty in administrative proceedings before the CVM or any final conviction in the judicial or administrative spheres that led to him being suspended or barred from practicing any professional or commercial activity.

293

12.6 - For each person who was a board of directors or fiscal council member in the latest reporting period, state their percentage attendance at meetings held in this period after the board or council members took office, in tabular format

Board of Directors	Total number of meetings held by the board after taking office*	Percentage attendance at meetings held by the board in the same period that were called after taking office
Victorio Carlos De Marchi	30	100%
Milton Seligman	30	100%
Roberto Moses Thompson Motta	30	100%
Antonio Carlos Augusto Ribeiro Bonchristiano	30	100%
Nelson José Jamel	30	100%
Marcos de Barros Lisboa	30	100%
Carlos Eduardo Klutzenschell Lisboa	30	0%
Michel Dimitrios Doukeris **	15	100%
Fabio Colletti Barbosa**	19	100%
Lia Machado de Matos**	19	95%
Fernando Mommensohn Tennenbaum**	19	100%
Claudia Quintella Woods**	19	100%

*Meetings held from May 13, 2020 to May 27, 2022.

** All members took office on May 13, 2020, except for Messrs. Fabio Colletti Barbosa, Lia Machado de Matos, Fernando Mommensohn Tennenbaum and Claudia Quintella Woods, who took office on March 18, 2021 and Mr. Michel Dimitrios Doukeris who took office as a full member on July 1, 2021.

Fiscal Council	Total number of meetings held by the council after taking office*	Percentage attendance at meetings held by the council in the same period that were called after taking office
José Ronaldo Vilela Rezende	2	100%
Elidie Palma Bifano	2	100%
Vinicius Balbino Bouhid	2	100%
Emanuel Sotelino Schifferle	2	100%
Eduardo Rogatto Luque	2	100%
Carlos Tersandro Fonseca Adeodato	2	100%

*Meetings held from May 4, 2022 up to May 27, 2022.

294

12.7 - Composition of statutory committees and audit, financial and compensation committees

Name	Date of birth	Management body	Date elected	Term of office
Taxpayer No. (CPF)	Profession	Elected position held	Date took office
Other issuer positions or duties
Whether the member nominated is an independent member and if so, the criterion used by the issuer to determine independence Number of consecutive terms of office.
Victorio Carlos De Marchi	November 13, 1938	Other - Operations, Finance and Compensation Committee	May 13, 2020	Until the RCA subsequent to the 2023 ASM
008.600.938-91	Attorney	Chair	May 13, 2020
Co-chairman of the Board of Directors and chairman of the Related Parties and Antitrust Compliance Committee
Non-independent member
4th term of office.
Roberto Moses Thompson Motta	November 6, 1957	Other - Operations, Finance and Compensation Committee	May 13, 2020	Until the RCA subsequent to the 2023 ASM
706.988.307-25	Engineer	Full member of the committee	May 13, 2020
Member of the Board of Directors
Non-independent member
4th term of office.
Fernando Mommensohn Tennenbaum	January 7, 1977	Other - Operations, Finance and Compensation Committee	August 25, 2020	Until the RCA subsequent to the 2023 ASM
245.809.418-02	Production Engineer	Full member of the committee	August 25, 2020
Member of the Board of Directors
Non-independent member
1st term of office.
Nelson José Jamel	March 17, 1972	Others - Operations, Finance and Compensation Committee	August 25, 2021	Until the RCA subsequent to the 2023 ASM

295

025.217.577-80	Engineer	Full member of the Committee	August 25, 2021
Member of the Board of Directors
Non-independent member
1st term of office.
Victorio Carlos De Marchi	November 13, 1938	Others - Related Parties and Antitrust Compliance Committee	May 13, 2020	Until the RCA subsequent to the 2023 ASM
008.600.938-91	Attorney	Chairman	May 13, 2020
Co-chairman of the Board of Directors and Chairman of Operations, Finance and Compensation Committee
Non-independent member
4th term of office.
Fabio Colletti Barbosa	October 3, 1954	Others –Related Parties and Antitrust Compliance Committee	March 18, 2021	Until the RCA subsequent to the 2023 ASM
771.733.258-20	Manager	Full member of the committee	March 18, 2021
Member of the Board of Directors
Non-independent member
1st term of office.
Marcos de Barros Lisboa	August 2, 1968	Others –Related Parties and Antitrust Compliance Committee	May 13, 2020	Until the RCA subsequent to the 2023 ASM
806.030.257-49	Economist	Full member of the committee	May 13, 2020
Member of the Board of Directors
Independent member
2nd term of office.
Everardo de Almeida Maciel February 13, 1947		Others –Related Parties and Antitrust Compliance Committee	May 13, 2020	Until the RCA subsequent to the 2023 ASM
018.711.614-87 Tax consultant		Full member of the committee	May 13, 2020

296

Not applicable, since the only position held in the Company is that of member of its Related Parties and Antitrust Compliance Committee
Independent member
3rd term of office
Carlos Emmanuel Joppert Ragazzo	March 20, 1977	Others –Related Parties and Antitrust Compliance Committee	May 13, 2020	Until the RCA subsequent to the 2023 ASM
011.787.237-71	Attorney	Full member of the committee	May 13, 2020
Not applicable, since the only position held in the Company is that of member of its Related Parties and Antitrust Compliance Committee
Independent member
2nd term of office
Professional experience / Declaration of any convictions

Victorio Carlos De Marchi – 008.600.938-91

See summary of professional experience and declaration in item 12.6 hereof

Roberto Moses Thompson Motta – 706.988.307-25

See summary of professional experience and declaration in item 12.6 hereof

Fernando Mommensohn Tennenbaum – 245.809.418-02

See summary of professional experience and declaration in item 12.6 hereof

Fabio Colletti Barbosa – 771.733.258-20

See summary of professional experience and declaration in item 12.6 hereof

Nelson José Jamel – 025.217.577-80

See summary of professional experience and declaration in item 12.6 hereof

Marcos de Barros Lisboa – 806.030.257-49

See summary of professional experience and declaration in item 12.6 hereof

297

Everardo de Almeida Maciel – 018.711.614-87

Holds the position of member of the Related Parties and Antitruste Compliance Committee since 2016. In the past five years, acted as tax consultant, and, since 2003 managing partner of the tax consulting firm Logos Consultoria Fiscal Ltda. Currently (i) a member of the International Academy of Law and Economics; (ii) member of the International Academy of Economics; (iii) member of the senior legal board of FECOMERCIO-SP; (iv) member of two research councils, Finance and Taxation, and Political and Social affairs, both of the Commercial Association of Sao Paulo; (v) member of the Board of Directors of Fundação Zerrenner, whose main activity is providing free health care and education; (vi) member of the fiscal council of Instituto Fernando Henrique Cardoso; (vii) member of the Advisory Council of the Department of Judicial Investigations of the National Council of Justice (CNJ); (viii) member of the Innovare Award Jury; and (ix) chairman of the advisory council of the Ethical Competition Institute (ETCO). Also teaches postgraduate courses at law school Instituto Brasiliense de Direito Público (IDP) in Brasília. He has held several public positions, most recently: Federal Tax Authority Secretary (1995-2002), Federal District Finance and Planning Secretary (1991-1994), Executive Secretary of the ministries of Finance (2002), Interior (regional development) (1987) and Education (1985), also minister of the Civil Office of the Presidency (1986). Mr. Everardo de Almeida Maciel declared for all legal purposes that within the last five years, he has not been subject to the effects of any criminal conviction, or any conviction or penalty in administrative proceedings before the CVM or any final conviction in the judicial or administrative spheres that led to him being suspended or barred from practicing any professional or commercial activity.

Carlos Emmanuel Joppert Ragazzo - 011.787.237-71

In the past five years, he served as an attorney specialized in antitrust and regulation, being a partner at law firm Ragazzo Advogados since 2016. He was the first General Superintendent of the Administrative Council for Economic Defense - CADE (from 2012 to 2014) and he also served as Director at the same agency from 2008 to 2012. Previously, he held for almost 6 years the position of General Coordinator of the Economic Monitoring Office - SEAE, from the Ministry of Finance. He has a bachelor’s degree in Law from Pontifícia Universidade Católica do Rio de Janeiro, Master of Competition Law and Market Regulation (LL.M) from New York University School of Law - NYU, Master of Civil Law and Doctor in City Rights from Universidade Estadual do Rio de Janeiro – UERJ, and also PhD in Law from University of California at Berkeley. Currently, he is an assistant teacher in the Undergraduate and strictu sensu Graduate courses of the Law School of Fundação Getúlio Vargas do Rio de Janeiro - FGV DIREITO RIO. Currently, he also is a member of Company’s Related Parties and Antitrust Compliance Committee. Mr. Carlos Emmanuel Joppert Ragazzo declared for all legal purposes that within the last five years, he has not been subject to the effects of any criminal conviction, or any conviction or penalty in administrative proceedings before the CVM or any final conviction in the judicial or administrative spheres that led to him being suspended or barred from practicing any professional or commercial activity.

298

12.8- For each person who has been a member of a statutory committee or the audit, risk, financial and compensation committees, even if such committees or structures are not statutory, state their percentage attendance at meetings held by the respective body in the same period, after taking office, to be shown in tabular form

Operations, Finance and Compensation Committee	Total meetings held as of the member's taking office*	Percentage attendance at meetings held in the same period held after taking office
Victorio Carlos De Marchi	12	100%
Roberto Moses Thompson Motta	12	100%
Fernando Mommensohn Tennenbaum**	11	100%
Nelson José Jamel**	6	100%

*Meetings held from May 13, 2020 to May 27, 2022.

**All members took office on May 13, 2020, except Messrs. Fernando Mommensohn Tennenbaum, who took office on August 25, 2020 and Nelson José Jamel, who took office on August 25, 2021.

Related Parties and Antitrust Compliance Committee	Total meetings held as of the member's taking office*	Percentage attendance at meetings held in the same period after taking office
Victorio Carlos De Marchi	11	100%
Fabio Colletti Barbosa**	6	100%
Everardo de Almeida Maciel	11	100%
Marcos de Barros Lisboa	11	100%
Carlos Emmanuel Joppert Ragazzo	11	100%

* Meetings held from May 13, 2020 to May 27, 2022.

**All members took office on May 13, 2020, except for Mr. Fabio Colletti Barbosa, who took office on March 18, 2021.

299

12.9 - Existence of relations of marriage or kinship to the 2nd degree related to managers of the issuer and its subsidiaries or controlling companies

a)       managers of the Company

Not applicable since there are no relations of marriage, stable union or kinship to the second degree between the Company's managers

b)       managers of the Company and those of its directly or indirectly held subsidiaries:

Not applicable since there are no relations of marriage, stable union or kinship to the second degree between the Company's managers and those of its directly or indirectly held subsidiaries.

c)        managers of the Company or its directly or indirectly held subsidiaries and the Company's directly or indirectly controlling shareholders:

Not applicable since there are no relations of marriage, stable union or kinship to the second degree between the Company's managers and the Company’s direct or indirect controlling shareholders.

d)       managers of the Company and managers of its directly and indirectly held subsidiaries:

Not applicable since there are no relations of marriage, stable union or kinship to the second degree between the Company's managers and those of its directly or indirectly controlling companies.

300

12.10- Relationships of subordination, provision of service or control between managers and subsidiaries, controlling and other

a)       company directly or indirectly controlled by the Company, except those in which the Company directly or indirectly holds all share capital:

Not applicable, since there are no relations of subordination, provision of services or control maintained between the Company's managers and those of a company directly or indirectly controlled by the Company, except those in which the Company directly or indirectly holds all share capital, in the last three fiscal years.

b) direct or indirectly controlling shareholder of the Company:

Not applicable, since there are no subordination relationships between the direct or indirect controller shareholder of the Company and managers of the Company, a company controlled, directly or indirectly, by the Company, in the last three fiscal years.

c) if relevant, supplier, client, debtor or creditor of the Company, its subsidiaries or controlling companies or subsidiaries of any of these persons:

Not applicable, since there are no relevant relations between any supplier, customer, debtor or creditor with the Company, its subsidiaries or parent companies, or the subsidiaries of any of these persons, in the last three fiscal years.

301

12.11- Agreements, including insurance policies, to pay or reimburse expenses incurred by managers

Article 46 of the Company's Bylaws transcribed below regulates defense procedures for managers and employees fulfilling mandates in relation to issues arising from the exercise of their duties.

"Article 46 - The Company shall assure members of the board of directors, executive board and fiscal council or the members of any governing bodies whose technical functions include advising managers, defense in judicial and administrative proceedings brought by third parties, during or after their term of office for acts practiced in the exercise of their duties, including long term insurance in order to safeguard them from liability for acts arising from their position or duties, with payment of court costs, attorney fees, indemnities and any other amounts arising from said cases.

Paragraph 1 - The above assurance extends to employees regularly acting in fulfillment of mandates granted by the Company or its subsidiaries.

Paragraph 2 - If any of the persons mentioned in the main section or in Paragraph 1 is convicted in a court's final ruling due to their negligence or willful misconduct, they shall reimburse the Company for all legal advice costs and expenses.”

Such article was approved at the Company’s shareholders’ meeting held on March 1, 2013. In addition, the former Companhia de Bebidas das Américas, merged into the Company, had already a similar provision in its Bylaws, as approved at the shareholders’ meeting held on April 28, 2010, with shareholders representing 94.5520% of the voting capital stock.

On the date of this Reference Form, the Company has an insurance policy with Zurich Minas Brasil Seguros S.A. applicable to its managers and those of companies controlled by it, with a premium amount of about US$ 68 thousand, for a guaranteed maximum coverage of US$ 15 million under normal market conditions for this type of coverage.

Thus, the Company ensures to the managers, Fiscal Council’s members or to certain employees, defense in judicial and administrative proceedings filed by third parties, during or after the respective terms of office, by acts performed within the exercise of their duties, with the payment of legal fees, expenses and indemnifications and any other amounts related to such proceedings, except in case of fault or willful misconduct thereby. The policy does not include coverage of any fines or other penalties, whether civil or administrative, imposed thereto, whether by state or self-regulated bodies regulating and supervising the activities of the Company and its subsidiaries.

Additionally, Anheuser-Busch InBev SA/NV, the Company's indirectly controlling company, has an insurance policy with a pool of insurers stipulating payment or reimbursement of expenses incurred by its own managers and those of companies directly or indirectly controlled by it that arise from remedying damages caused to third parties or the Company, up to a guaranteed maximum coverage calculated by comparison with other companies that have similar risk profiles under the usual market conditions for such coverage.

302

12.12 - Other relevant information

Company’s Shareholders' meetings held in the last three years:

Type	Date held	Quorum required(1)
Ordinary and Extraordinary Shareholders' Meeting	April 29, 2022	In the ordinary shareholders’ meeting, shareholders representing 91.18% of the Company's total voting stock. In the extraordinary shareholders’ meeting, shareholders representing 91.25% of the Company's total voting stock.
Ordinary and Extraordinary Shareholders' Meeting	April 29, 2021	In the ordinary shareholders’ meeting, shareholders representing 90.27% of the Company's total voting stock. In the extraordinary shareholders’ meeting, shareholders representing 90.33% of the Company's total voting stock.
Ordinary and Extraordinary Shareholders' Meeting	April 24, 2020	In the ordinary shareholders’ meeting, shareholders representing 88.34% of the Company's total voting stock. In the extraordinary shareholders’ meeting, shareholders representing 89.28% of the Company's total voting stock.
Ordinary and Extraordinary Shareholders' Meeting	April 26, 2019	In the ordinary shareholders’ meeting, shareholders representing 89.35% of the company's total voting stock. In the extraordinary shareholders’ meeting, shareholders representing 89.36% of the company's total voting stock.
(1)	In the last three years, there have been no meetings held after a second call to order.

Additional clarifications on corporate governance practices

Best Corporate Governance Practices According to the IBGC

The Code of Best Corporate Governance Practices, edited by the Brazilian Institute of Corporate Governance – IBGC, aims to make the Brazilian organizational and institutional environment more solid, fair, responsible and transparent, establishing recommendations for the creation of better corporate governance systems in organizations, aiming to optimize the value of the organization, facilitating its access to resources and contributing to its good performance and longevity.

The Company is committed to the best corporate governance practices, having adhered to practices recommended by the IBGC, such as: prohibition on the use of inside information and the existence of a policy for the disclosure of relevant information; election of directors with experience in operational, financial and other matters, as well as experience in participating in other boards of directors; maintenance of a reporting channel for submission of complaints or resolution of ethical dilemmas; and statutory provision for the installation of a Fiscal Council.

ESG Advisory Committee to the Executive Board of Officers

The Company has an ESG Committee composed of the CFO and other five Statutory Officers with the authority to address material environmental, social and governance topics to the Company. Among the material topics, specifically from an environmental perspective, are GHG emissions considering scopes 1, 2 and 3, which reach the entire production chain and the Company's suppliers, which, duly inventoried, have their reduction guided on all Company's fronts of actions, such as a logistics fleet, energy efficiency and the use of renewable sources, initiatives to preserve basins and forests, regenerative agriculture and commitments focused on waste.

303

Diversity, Equity and Inclusion in Management Bodies

In line with the Company's commitment to the best corporate governance practices, the Company clarifies that its Board of Directors is composed of 2 women, its Board of Executive Officers have 3 women, and the Fiscal Council is composed of 1 woman. In 2021, 35.76% of our leadership, considering non-statutory officers and managerial level, was composed of women.

Election of Mrs. Carla Smith by Vasconcellos Crippa Prado

At a meeting of the Board of Directors held on 05/23/2022, Ms. Carla Smith de Vasconcellos Crippa Prado was elected to the position of Corporate Affairs Vice President Officer of the Company, replacing Mr. Ricardo Gonçalves Melo, and she will take office on June 1, 2022.

304

13.       Compensation of the management

13.1 - Compensation policy and practice for the Board of Directors, Board of Officers, Fiscal Council, Statutory Committees and Audit, Risk, Financial and Compensation Committees regarding the following aspects:

a. purposes of the compensation policy or practice, informing if the compensation practice was formally approved, the body responsible for its approval, approval date and, if the issuer discloses the policy, websites in which the document may be found:

Our compensation practice is aimed at aligning Company’s purposes, shareholders’ interests, management’s productivity and efficiency, as well as maintaining the competitiveness of Company’s compensation package before the market. In this sense, the Company adopts a compensation system applicable to the management which encourages the development of a culture of high performance, keeping key personnel of the Company over the long term, while ensuring that the best people are hired and retained, and the interests of the management are aligned with those of shareholders.

The Company has a "Remuneration and Stock Option Policy for the Board of Officers", whose provisions were consolidated and approved at a meeting of the Board of Directors held on September 19, 2018. The Remuneration and Stock Option Policy for the Board of Officers may be found on the CVM website and at the following electronic address: https://ri.ambev.com.br, in the section “Corporate Governance”, “Policies and Codes”, “Remuneration Policy for the Board of Officers”.

There is no policy formally approved for the remuneration of the Board of Directors and its advisory committees, nor the Fiscal Council.

b. compensation elements, indicating:

i. description of the elements of the compensation and the purposes of each of them

Pursuant to article 152, of Law No. 6,404/1976, and article 15, paragraph 1, of Company’s Bylaws, the global amount of the Company’s compensation is fixed annually by the Annual General Meeting, the compensation being distributed among the bodies by the Board of Directors.

The elements of the compensation of these bodies are described below:

a) Board of Directors

The compensation of the members of the Board of Directors is divided into: (i) a fixed compensation that is in line with market average; and (ii) a variable compensation, considering the sustainable growth of the Company and its long-term businesses, designed to stimulate and reward significant accomplishments by means of participation on the results.

The Company also has a Stock Option Plan (“Option Plan”) and a Share-Based Compensation Plan (“Stock Plan” and, together with the Option Plan, the “Plans”), for more information see item 13.4 of this Reference Form. Additionally, certain members of the Board of Directors also participate in a private pension fund to which the Company also makes partial contributions, as described in item 13.10 of this Reference Form.

b) Board of Officers

Executive Officers have their compensation divided into fixed and variable components, provided that the base pay (the fixed component) is in line with market median, while the main focus is on the variable compensation (participation on the results) and on the long-term incentives. The members of the Board of Directors are also entitled to stock and/or options granted under the Plans, and, potentially, in the case of executives identified to have high potential in the long term, the granting of Share Appreciation Rights (as defined in item 13.4 below). The goal is to stimulate the alignment of interests for long-term value generation.

305

The Executive Officers are entitled to the benefits provided for in the benefits policy of the Company, pursuant to item 14.3(2) of the Company’s Reference Form. Such benefits include medical, dental, educational and social assistance to executive officers and their dependents, free of costs or at a reduced cost. In addition, certain executive officers participate in a private pension plan to which the Company makes partial contributions, as described in item 13.10 of this Reference Form.

The Operations, Finance and Compensation Committee (“COF”) and the Board of Directors participate in the decision-making process to define the compensation of Company’s officers, so that no officer decides on his/her own compensation. COF is responsible for giving an opinion on the management’s proposals to be considered by the Board of Directors, which, in addition to deciding on COF’s recommendations, defines the general criteria for granting options and shares to Company’s executives, with due regard for the global amount approved by the general meeting for a given fiscal year. Additionally, officers’ annual targets are discussed and approved by the Board of Directors, which is also responsible for its final validation at the end of each year.

In addition, COF assesses the retention of Company’s talents annually, which includes an analysis of the need to adapt the compensation practices adopted by the Company. If COF deems it necessary, it may propose adjustments to these practices to the Board of Directors.

c) Fiscal Council

The members of the Fiscal Council receive a fixed compensation that corresponds, at least, to the legal minimum resolved by the Shareholders’ Meeting. The compensation paid to each member should not be lower than ten percent of the compensation assigned to each Executive Officer, considering the average amount received by the Executive Officers, excluding any benefits, representation allowances and participation on the results. The compensation of the alternate members is equivalent to 50% of the compensation of the effective members. Additionally, the members of the Fiscal Council shall be mandatorily reimbursed for transportation and lodging expenses, which may be necessary to perform their functions. The members of the Fiscal Council are not entitled to receive variable compensation. The fixed compensation attributed to Fiscal Council members is annually updated based on IPCA variation.

d) Committees

All members of the Related Parties and Antitrust Conducts Committee and COF members that are part of the Board of Directors of the Company do not receive any specific compensation for their activities in those Committees. Members, who do not meet this condition, receive annual fixed fees aligned with the market average and annually updated based on the IPCA variation and are not entitled to receive variable compensation. Additionally, all members of the Committees shall be mandatorily reimbursed for transportation and lodging expenses, which may be necessary to perform their functions.

ii. regarding the 3 last fiscal years, what is the participation of each element in total compensation

2021	Board of Directors	Board of Officers	Fiscal Council	Committees
Fixed Compensation(i)	46.87%	23.34%	100.00%	100.00%
Fees	25.97%	22.41%	100.00%	100.00%
Direct and indirect benefits	20.90%	0.93%	-	-
Variable compensation	19.57%	40.34%	-	-
Share-based compensation, including stock options	33.56%	36.31%	-	-

(i) The table above does not take into account amounts referring to employer’s payroll charges, according to the guidance provided for in the Circular-Notice/Annual-2022-CVM/SEP of the Superintendence of Relations with Companies (Superintendência de Relação com Empresas – SEP) following the decision of the CVM Collegiate body in the Proceeding No. 19957.007457/2018-10 (guidance which was also provided for in the Circular-Notice No. 01/2021 of the Superintendence of Relations with Companies (Superintendência de Relação com Empresas - SEP) disclosed in 2021). For comparative purposes, the Company has disclosed such employer’s payroll charges in item 13.16 of this Reference Form.

306

2020	Board of Directors	Board of Officers	Fiscal Council	Committees
Fixed Compensation	54.54%	33.99%	100.00%	100.00%
Fees	45.45%	27.56%	83.33%	100.00%
Direct and indirect benefits	-	1.22%	-	-
Charges	9.09%	5.21%	16.67%	-
Variable compensation	-	-	-	-
Share-based compensation, including stock options	45.46%	66.01%	-	-

2019	Board of Directors	Board of Officers	Fiscal Council	Committees
Fixed Compensation	45.35%	31.72%	100%	100%
Fees	37.79%	25.37%	83.33%	100%
Direct and indirect benefits	-	1.37%	-	-
Charges	7.56%	4.97%	16.67%	-
Variable compensation	7.84%	11.43%	-	-
Share-based compensation, including stock options	46.82%	56.85%	-	-

307

The proportion of the elements of compensation of the Board of Directors and the Board of Officers described above tends to repeat, to a greater or lesser degree, in years when the Company meets the eligible targets for distribution of variable compensation.

Variable compensation is determined according to the performance verified in relation to pre-established targets. Consequently, in case the minimum targets established are not fulfilled, no variable compensation will be due.

The compensation of the members of the Fiscal Council is 100% fixed, of which 83.33% corresponds to fees and 16.67% corresponds to charges on remuneration (percentages applicable to the years 2021, 2020 and 2019) and are reimbursed for their travels and lodging expenses required for the performance of their duties.

The members of the Committees that are not part of the Company’s Board of Directors have 100% of their compensation composed of annual fixed fees and are reimbursed for their travels and lodging expenses required for the performance of their duties.

iii. methodology for calculation and restatement of each of the compensation elements

The overall compensation of the management, as approved by the Annual Shareholders’ Meeting, is restated annually based on a market research carried out according to the terms indicated in sub-item (h) (ii) below and periodically assessed by the Company’s People & Management area, so as to secure that the amount paid is sufficient to meet the specific objectives in relation to the market.

The variable compensation, when paid in cash, is calculated as a multiple of fixed compensation, provided that the target conferred on the manager and the Company have been achieved.

Regarding the determination of the amount of stock options to be granted under the Option Plan, please refer to items 13.4 and 13.8 below. For a description of the determination of the benefit resulting from Share Appreciation Rights, please refer to item 13.4 below. For a description related to the Stock Plan, please refer to item 13.4 below.

Both for purpose of compensation and for purpose of granting stock options / shares the achievement of annual targets as well as other results delivered in the year, meritocracy criteria , seniority level and expertise of the executive may be taken into consideration.

Please refer to sub-item “h” below for further information.

iv. reasons behind the compensation elements

Compensation of the management is defined to encourage its members to meet short, medium and long-term results for the Company. On this regard, the Company secures a fixed compensation based on market research, however, encouraging the achievement of expressive results to obtain a variable compensation above market average. Therefore, Company’s targets must be challenging but achievable.

The possibility of granting options and shares encourages the alignment of interests of the shareholders and the management over the long-term, upon the free or onerous receipt, as the case may be, of the Company’s shares by its managers, with restrictions on sale or delivery, contingent upon continued employment with the Company for a certain period of time. Also, additional shares may be granted to the beneficiary depending on the reinvestment level of the variable compensation that is chosen.

Finally, the Company has decided to adopt, for certain executives deemed strategic and with high performance potential, the granting of Share Appreciation Rights, enabling such participants to receive cash bonus based on the value of the shares of the Company. The granting of Share Appreciation Rights, however, is contingent upon the continued employment of executives with Company for a long or very long term, with vesting periods of five to ten years, therefore encouraging the retaining of strategic talent and generating value for shareholders in the long term.

308

In relation to the Fiscal Council and the Committees, the intention is to secure compensation compatible with the limits defined in applicable legislation, ensuring that its members are duly rewarded to perform their duties.

v. the existence of members who do not receive compensation and the reason for that

The alternate member and three sitting members of the Board of Directors do not receive compensation from the Company, as they are also part of the management of the Parent Company (Anheuser-Busch InBev S.A./N.V. - “ABI”), which is responsible for the compensation payment of these members.

c. key performance indicators taken into account for determining each compensation element:

The key performance indicators for purposes of defining the variable compensation based on the achievement of goals either for the Company or its management are: EBITDA, cash flow and net revenues, in addition to other specific indicators for the various departments of the Company according to their respective functions and competencies. Additionally, given the importance that the Company gives to Environmental, Social and Corporate Governance (“ESG”) indicators, starting from 2022, all members of the Board of Officers have at least one goal linked to ESG, representing another important step towards the integration of the subject in the business strategy of the Company, directly impacting the variable compensation of its main executives.

d. how is the compensation structured to reflect the progress of performance indicators:

The variable compensation (profit sharing) is defined according to the following basis: (i) below a certain level of target achievement, no variable compensation shall be due, but, on the other hand, outstanding accomplishments of targets must be compensated with participation on the results comparable to or even higher than top levels in the market; and (ii) variable compensation will only be granted if both the targets of the Company and those targets of the manager are achieved.

The managers have the possibility to reinvest their variable compensation in the Company, and they may use their own resources, in total or in part, for the exercise of the stock option granted within the Option Plan. In this event, the Company may grant to said executives additional shares or options, depending on the reinvestment level of their variable compensation.

For high potential executives, the Company also adopts a variable pay practice defined as Share Appreciation Rights. According to such practice, the executives receive, after vesting periods varying between five and ten years, a value per share corresponding to the closing price of shares or American Depositary Receipts (“ADRs”) issued by the Company at B3 S.A. - Brasil, Bolsa, Balcão (“B3”) or at the New York Stock Exchange (“NYSE”), as applicable, on the trading session immediately before the respective vesting periods.

e. how the compensation policy or practice is aligned with short, medium and long-term interests of the Company:

The fixed compensation is a compensation based on market research, but as the segment cycle in which the Company operates in is the segment of medium and long term, the alignment of the compensation to the interests of the Company is verified by means of the granting of a substantial portion of compensation referred to those periods.

The medium-term income is aligned with the compensation policy of the Company as to the payment of the profit sharing. In this case, the income of the Company and the results of its management during the year will affect the amount to be assigned as variable pay.

309

Additionally, the Option Plan requires a commitment of funds over the long-term, by virtue of the connection between options’ vesting periods , and/or the restriction on the sale of corresponding shares, conditioning the exercise and the acquisition to the executive continued employment with the Company.

The Stock Plan reinforces the need for a long-term commitment, once the delivery of the Company’s shares is contingent upon the executive continued employment with the Company during a vesting period not shorter than three years.

Share Appreciation Rights occasionally granted to elected high potential executives by the Company, align the long-term and very long-term interests by means of the possibility of receiving, after the vesting periods of five or ten years, the amount corresponding to the price of the shares issued by the Company, to encourage the retaining of talent as well as the creation of value for the Company and the shareholders in order to encourage the future appreciation of the shares in the long term.

As such, it is understood that the compensation policy of the Company is totally aligned with the monitoring of its performance and, therefore, reaffirms the sharing of the risk and the potential profits among the Company’s managers.

f. existence of compensation borne by direct or indirect subsidiaries or controlling companies:

The alternate member and three members of the Board of Directors are also part of the management of the Parent Company, which bears compensation payment of these members, and, therefore, they do not receive compensation from the Company.

In addition, on November 25, 2008, certain managers of the Company received stock options of shares issued by ABI, the controlling shareholder of the Company, totaling approximately 5 million options, with approximately 1 million options for members of the Board of Officers, at the time, and approximately 4 million for members of the Board of Directors, at the time. Each of such options entitles the acquisition of one common share issued by ABI. One half of those options became exercisable on January 1st, 2014 and the other half became on January 1st, 2019. In both cases the options may be exercised within five years at an exercise price of €10.32, corresponding to the market price of the shares of ABI on the date the options were granted. Moreover, the exercise of such options also depended on ABI’s net debt to EBITDA ratio to fall below 2.5 before December 31, 2013, which has been achieved. In 2016, there was a grant of restricted shares issued by ABI, in accordance with the applicable lock-up terms, in a total amount of approximately 107 thousand restricted shares, of which approximately 2,500 to members of the Board of Officers and 104 thousand to members of the Board of Directors.

In 2019, certain members of the Board of Directors received 0.5 million in ABI options and no member of the Board of Officers received ABI options. The options have a vesting period of 5 years. In addition, in 2019, there was a concession of restricted shares issued by ABI in a total of 0.4 million shares with vesting period of 5 years.

In 2020, certain members of the Board of Directors received 4.2 million in ABI options and certain members of the Board of Officers received 4.5 million in ABI options. The options have a vesting period of 5 years. In addition, in 2020, restricted shares issued by ABI were granted to certain members of the Board of Officers and the Board of Directors, in a total of 1.9 million shares with vesting period of 3 and 5 years.

In 2021, ABI granted 0.06 million restricted shares to certain members of the Board of Directors and 0.03 million restricted shares to certain members of the Board of Officers with a vesting period of 3 and 5 years.

g. existence of any compensation or benefit connected to the occurrence of a certain corporate event, such as the sale of corporate control of the Company:

Not applicable once there is no compensation or benefit connected to the occurrence of any corporate event.

310

h. practices and procedures adopted by the Board of Directors to define the individual compensation of the Board of Directors and Board of Officers, appointing:

i. the bodies and committees of the issuer that participate in the decision-making process, identifying the form in which they participate

The following bodies participate in the decision-making process for the definition of the individual compensation of the Board of Directors and the Board of Officers of the Company: COF and the Board of Directors. COF is responsible for providing an opinion on the management’s proposal to be assessed by the Board of Directors concerning the definition of the compensation policy for the high-performance management and employees of the Company, including their individual compensation packages, in order to the ensure that the beneficiaries have the proper compensation and incentives to reach an exceptional and sustainable performance. On the other hand, the Board of Directors is responsible for deciding on the recommendation presented by COF, as well as defining the criteria for the granting of stock / options, compensation and benefits (indirect benefits, participation on the results etc.) of the managers and presidents of Company’s business units, provided that the other decisions regarding the management of the Stock Plan (such as the definition of grants and concessions to employees in general) shall be COF’s responsibility. It should be noted that the members of the Board of Directors and of COF abstain from voting on the definition of their individual compensation, so as not to participate in the decision-making process, avoiding any possible conflict of interests.

ii. criteria and methodology used to establish the individual compensation, appointing if studies were used to verify the market practices and, if yes, the comparison criteria and scope of said studies

The fixed and variable individual compensation of the members of the Board of Directors was defined based on a remuneration survey conducted with large public companies and is updated annually based on the IPCA variation until the Board of Directors deems it necessary to engage at a new compensation survey. All directors receive the same remuneration, being noted that (i) the directors compensated by the controlling shareholder, including the alternate member, do not receive any additional fees from the Company; and (ii) the co-chairman of the Board of Directors compensated by the Company has different compensation due to his unique experience in the sector in which the Company operates, his greatest attributions and his longer time of dedication.

The fixed and variable individual compensation of the members of the Board of Officers is defined based on an annual remuneration survey, using the group of companies classified as “non-durable consumer goods” in the comparison. For the definition of fees, the monthly amount paid by the median of the companies involved in the survey is used as reference. If there is a positive variation of this indicator in relation to the previous year, the reference of the previous year is updated. After updating the market benchmark for each position level, the fees are set by varying according to meritocracy criteria, market knowledge and the seniority level of the executive. Without prejudice to the evaluation by COF and by the Board of Directors, as indicated in item (i) above, the fees of the Board of Officers are analyzed annually by the Company’s People & Management area, which may make adjustment recommendations, if deemed necessary. Any recommendations need to be approved by the CEO to be implemented.

iii. the frequency and method in which the Board of Directors assesses the adequacy of the compensation policy of the issuer

Annually, COF evaluates the retention of the Company’s talents, which includes the analysis of the need to adapt the compensation practices adopted by the Company. If this Committee deems it necessary, it is proposed to the Board of Directors to adjust these practices. In addition, the goals of executives, whose achievement is decisive in the determination of the amount to be paid by the Company as variable compensation and the amount of stock options to be granted are reviewed and validated by the Board of Directors annually.

311

13.2 - Total compensation of the Board of Directors, Board of Officers and Fiscal Council

Forecast for 2022	Board of Directors	Board of Officers	Fiscal Council	Total
No. of Members	12.00	14.00	6.00	32.00
No. of members receiving compensation	8.00	14.00	6.00	28.00
Annual Fixed Compensation	-	-	-	-
Salary/fees	7,710,111.06	22,019,249.16	2,017,453.72	31,746,813.93
Direct and indirect benefits	-	-	-	-
Compensation for sitting on Committees	-	-	-	-
Others	-	-	-	-
Description of other fixed compensation	-	-	-	-
Variable Compensation	-	-	-	-
Bonus	-	-	-	-
Profit sharing	4,200,637.00	38,490,063.00	-	42,690,700.00
Compensation for attending meetings	-	-	-	-
Commissions	-	-	-	-
Others	-	-	-	-
Description of other variable compensation	-	-	-	-
Post-Employment Benefits	-	915,202.93	-	915,202.93
Termination Benefits	-	-	-	-
Share-based compensation, including stock options (i)	8,693,463.00	39,543,960.00	-	48,237,423.00

312

Observation	The number of members of each body corresponds to the average annual number of members of each body determined on a monthly basis to two decimal places. The total number of members also includes the alternate members.	The number of members of each body corresponds to the average annual number of members of each body determined on a monthly basis to two decimal places. The total number of members also includes the alternate members.	The number of members of each body corresponds to the average annual number of members of each body determined on a monthly basis to two decimal places. The total number of members also includes the alternate members.	-
Total compensation	20,604,211.06	100,968,475.08	2,017,453.72	123,590,139.86

2021	Board of Directors	Board of Officers	Fiscal Council	Total
No. of Members	12.00	13.00	6.00	31.00
No. of members receiving compensation	8.50	13.00	6.00	27.50
Annual Fixed Compensation	-	-	-	-
Salary/fees	6,646,367.08	18,752,072.29	1,808,132.40	27,206,571.77
Direct and indirect benefits	-	-	-	-
Compensation for sitting on Committees	-	-	-	-
Others	-	-	-	-
Description of other fixed compensation	-	-	-	-
Variable Compensation	-	-	-	-
Bonus	-	-	-	-
Profit sharing	5,009,391.76	33,753,260.99	-	38,762,652.75
Compensation for attending meetings	-	-	-	-
Commissions	-	-	-	-
Others	-	-	-	-
Description of other variable compensation	-	-	-	-
Post-Employment Benefits	-	779,406.75	-	779,406.75

313

Termination Benefits	5,347,790.19	-	-	5,347,790.19
Share-based compensation, including stock options	8,587,883.95	30,379,868.92	-	38,967,752.87
Observation	The number of members of each body corresponds to the average annual number of members of each body determined on a monthly basis to two decimal places. The total number of members also includes the alternate members.	The number of members of each body corresponds to the average annual number of members of each body determined on a monthly basis to two decimal places. The total number of members also includes the alternate members.	The number of members of each body corresponds to the average annual number of members of each body determined on a monthly basis to two decimal places. The total number of members also includes the alternate members.
Total compensation	25,591,432.97	83,664,608.96	1,808,132.40	111,064,174.33

2020	Board of Directors	Board of Officers	Fiscal Council	Total
No. of Members	13.00	11.77	6.00	30.77
No. of members receiving compensation	8.67	11.77	6.00	26.44
Annual Fixed Compensation	-	-	-	-
Salary/fees	5,836,630.00	15,369,213.00	1,716,643.00	22,922,486.00
Direct and indirect benefits	-	-	-	-
Compensation for sitting on Committees	-	-	-	-
Others	1,167,326.00	2,906,535.00	343,329.00	4,417,190.00
Description of other fixed compensation	Others: refers to INSS employer’s contribution	Others: refers to INSS employer’s contribution	Others: refers to INSS employer’s contribution	-

314

Variable Compensation	-	-	-	-
Bonus	-	-	-	-
Profit sharing	-	-	-	-
Compensation for attending meetings	-	-	-	-
Commissions	-	-	-	-
Other	-	-	-	-
Description of other variable compensation	-	-	-	-
Post-Employment Benefits	-	681,636.80	-	681,636.80
Termination Benefits	-	-	-	-
Share-based compensation, including stock options	5,838,795.76	36,816,162.01	-	42,654,957.77
Observation	The number of members of each body corresponds to the average annual number of members of each body determined on a monthly basis to two decimal places. The total number of members also includes the alternate members.	The number of members of each body corresponds to the average annual number of members of each body determined on a monthly basis to two decimal places. The total number of members also includes the alternate members.	The number of members of each body corresponds to the average annual number of members of each body determined on a monthly basis to two decimal places. The total number of members also includes the alternate members.	-
Total compensation	12,842,751.76	55,773,546.81	2,059,972.00	70,676,270.58

2019	Board of Directors	Board of Officers	Fiscal Council	Total
No. of Members	13.00	10.92	5.67	29.59
No. of members receiving compensation	8.00	10.92	5.67	24.59

315

Annual Fixed Compensation	-	-	-	-
Salary/fees	5,413,489.00	15,434,648.00	1,598,250.00	22,446,387.00
Direct and indirect benefits	-	-	-	-
Compensation for sitting on Committees	-	-	-	-
Others	1,082,698.00	3,025,520.00	319,650.00	4,427,868.00
Description of other fixed compensation	Others: refers to INSS employer’s contribution	Others: refers to INSS employer’s contribution	Others: refers to INSS employer’s contribution	-
Variable Compensation	-	-	-	-
Bonus	-	-	-	-
Profit sharing	1,122,565.00	6,955,545.00	-	8,078,110.00
Compensation for attending meetings	-	-	-	-
Commissions	-	-	-	-
Other	-	-	-	-
Description of other variable compensation	-	-	-	-
Post-Employment Benefits	-	835,527.00	-	835,527.00
Termination Benefits	-	-	-	-
Share-based compensation, including stock options	6,706,482.00	34,586,878.00	-	41,293,360.00

316

Observation	The number of members of each body corresponds to the average annual number of members of each body determined on a monthly basis to two decimal places. The total number of members also includes the alternate members.	The number of members of each body corresponds to the average annual number of members of each body determined on a monthly basis to two decimal places. The total number of members also includes the alternate members.	The number of members of each body corresponds to the average annual number of members of each body determined on a monthly basis to two decimal places. The total number of members also includes the alternate members.	-
Total compensation	14,325,234.00	60,838,118.00	1,917,900.00	77,081,252.00

The tables above for 2022 and 2021 do not take into account amounts referring to employer’s payroll charges, according to the guidance provided for in the Circular-Notice/Annual-2022-CVM/SEP of the Superintendence of Relations with Companies (Superintendência de Relação com Empresas – SEP) following the decision of the CVM Collegiate body in the Proceeding No. 19957.007457/2018-10 (guidance which was also provided for in the Circular-Notice No. 01/2021 of the Superintendence of Relations with Companies (Superintendência de Relação com Empresas - SEP) disclosed in 2021). For comparative purposes, the Company has disclosed such employer’s payroll charges in item 13.16 of this Reference Form.

317

13.3 - Variable compensation of the Board of Directors, the Board of Officers and the Fiscal Council

Variable compensation – forecast for 2022
Body	Board of Directors	Board of Officers	Fiscal Council	Total
No. of members	12.00	14.00	6.00	32.00
No. of members receiving compensation	1.00	14.00	-	15.00
Bonus	-	-	-	-
Minimum amount according to compensation plan	-	-	-	-
Maximum amount according to compensation plan	-	-	-	-
Amount provided for in compensation plan in case the targets are met	-	-	-	-
Profit sharing	-	-	-	-
Minimum amount according to compensation plan	935,298.17	7,141,710.97	-	8,077,009.14
Maximum amount according to compensation plan	4,200,637.00	38,490,063.00	-	42,690,700.00
Amount provided for in compensation plan in case the targets are met	3,084,843.08	23,555,116.88	-	26,639,959.96
Variable compensation – fiscal year ended on December 31, 2021
Body	Board of Directors	Board of Officers	Fiscal Council	Total
No. of members	12.00	13.00	6.00	31.00
No. of members receiving compensation	1.00	13.00	0.00	14.00
Bonus	-	-	-	-

318

Minimum amount according to compensation plan	-	-	-	-
Maximum amount according to compensation plan	-	-	-	-
Amount provided for in compensation plan in case the targets are met	-	-	-	-
Profit sharing	-	-	-	-
Minimum amount according to compensation plan	205,070	1,536,645	-	1,741,715
Maximum amount according to compensation plan	4,687,313	35,380,305	-	40,067,618
Amount provided for in compensation plan in case the targets are met	2,458,328	18,420,926	-	20,879,254
Amount effectively recognized in the income statement for the fiscal year	5,009,392	33,753,261	-	38,762,653

Variable compensation – fiscal year ended on December 31, 2020
Body	Board of Directors	Board of Officers	Fiscal Council	Total
No. of members	13.00	11.77	6.00	30.77
No. of members receiving compensation	0.00	0.00	0.00	0.00
Bonus	-	-	-	-
Minimum amount according to compensation plan	-	-	-	-
Maximum amount according to compensation plan	-	-	-	-
Amount provided for in compensation plan in case the targets are met	-	-	-	-

319

Amount effectively recognized in the income statement for the fiscal year	-	-	-	-
Profit sharing	-	-	-	-
Minimum amount according to compensation plan	210,051	1,525,891	-	1,735,942
Maximum amount according to compensation plan	5,761,394	42,587,950	-	48,349,344
Amount provided for in compensation plan in case the targets are met	2,400,581	17,387,694	-	19,788,275
Amount effectively recognized in the income statement for the fiscal year	-	-	-	-

Note: The difference between the minimum forecasted amount and the amount effectively recognized in the income statement for the fiscal year of 2020 is mainly due to the variable component of the compensation, which is linked to specific performance goals of the Company’s managers.

Variable compensation – fiscal year ended on December 31, 2019
Body	Board of Directors	Board of Officers	Fiscal Council	Total
No. of members	13.00	10.92	5.67	29.58
No. of members receiving compensation	1.00	10.92	0.00	11.92
Bonus	-	-	-	-
Minimum amount according to compensation plan	-	-	-	-
Maximum amount according to compensation plan	-	-	-	-
Amount provided for in compensation plan in case the targets are met	-	-	-	-
Amount effectively recognized in the income statement for the fiscal year	-	-	-	-

320

Profit sharing	-	-	-	-
Minimum amount according to compensation plan	204,526	1,473,022	-	1,677,548
Maximum amount according to compensation plan	5,609,855	41,089,772	-	46,699,627
Amount provided for in compensation plan in case the targets are met	2,337,440	16,834,535	-	19,171,975
Amount effectively recognized in the income statement for the fiscal year	1,122,565	6,955,545	-	8,078,110

321

13.4 - Share-based compensation plan applicable to the Board of Directors and Board of Officers

a. general terms and conditions:

Option Plan

The Option Plan was approved by the Extraordinary Shareholders’ Meeting of the Company held on July 30, 2013 and provides for the general conditions applicable to the granting of options, the criteria to determine its exercise price, its general terms and conditions, and the restrictions on the transfer of shares acquired by its exercise.

The Option Plan is managed by the Board of Directors which grants options establishing the specific terms and conditions applicable to each grant through stock option programs, such as the identification of the beneficiaries, the options’ exercise price, any restrictions to the acquired shares, the vesting periods and the option exercise periods and rules applicable to the termination of the beneficiary’s employment contract, and it may also establish targets related to the performance of the Company. The Board of Directors may further define specific rules applicable to beneficiaries of the Company who have been transferred to other countries, including to the Company’s controlling companies its subsidiaries.

Under the Option Plan, senior employees and management of the Company or its direct or indirect subsidiaries (beneficiaries) are eligible to receive stock options of the Company or ADRs based in shares issued by the Company, in the event the beneficiaries do not live in Brazil. Currently, approximately 550 people (including managers and employees) hold stock options for shares of the Company, taking all the programs of the Option Plan the together.

Share Appreciation Right

The Company also received the long-term incentive, approved by the Board of Directors of Companhia de Bebidas das Américas – Ambev on August 26, 2011, granted to some executives identified as high potential by the Company (and such incentive is denominated “Share Appreciation Rights”). Such incentive is beyond the scope of the Option Plan, since it does not involve settlement by the granting or acquisition of shares. Within the scope of the Share Appreciation Rights program, each beneficiary will receive two separate lots of Share Appreciation Rights – (lot A and lot B), as the case may be, in which each Share Appreciation Right will correspond to a share or ADR, as the case may be, subject to vesting periods of five and ten years, respectively as of the date of their granting. Once such five or ten-year term has elapsed, as applicable, the beneficiary who remains at the Company or in any entity of its group will receive in funds immediately available the amount in Brazilian Reais corresponding to the closing price of shares or ADRs of the Company at B3 or NYSE, respectively, at the trading session immediately before the end of such vesting periods. The Share Appreciation Rights granted do not concern the delivery, subscription or acquisition of shares or ADRs, and, therefore, will not ascribe to the beneficiary the condition of shareholder of the Company or to any right or prerogative as a result of such condition. The benefits ascribed to the granting of Share Appreciation Rights shall be considered as variable compensation.

Stock Plan

The Company implemented a Stock Plan, approved by the Extraordinary Shareholders’ Meeting held on April 29, 2016, amended by the Extraordinary Shareholders’ Meeting held on April 24, 2020, under which certain employees and members of the management of the Company or its subsidiaries, direct or indirect, are eligible to receive shares of the Company including in the form of ADRs, in the event of persons living outside Brazil. The shares that are subject to the Stock Plan are designated “Restricted Shares”.

The Board of Directors has broad powers of organization and management of the Stock Plan, in accordance with its general terms and conditions, and must establish the terms and conditions applicable to each Restricted Shares program (Share-Based Payment Program - “Stock Programs”), which, for its turn, sets the terms and conditions specific to the participants of that program, including the conditions and procedures for transferring the Restricted Shares and rules applicable in case of termination of the employment contract. In 2021, the Board of Directors delegated to COF the responsibility for monitoring and approving matters related to the Stock Plan with regard to employees in general, provided that approvals involving members of the management and/or presidents of Company’s business units remain under Board of Directors’ sole responsibility.

322

Under the Stock Plan, the participants may receive up to 3% of shares corresponding to the Company’s capital stock, and the delivery of the Restricted Shares is exempt from financial consideration.

b. main purposes of the Plan:

The main purposes of the Plan are: (a) to encourage the expansion, the success and the achievement of Company’s corporate purposes and the interests of its shareholders, allowing executives and senior employees to be owners of shares of the Company, in the terms of the Plans, encouraging this way their integration with the Company; and (b) enabling the Company to obtain and maintain, effectively, the services of its executives and senior employees by offering them the possibility of becoming shareholders of the Company, in the terms of the Plans.

The purposes of the Share Appreciation Right incentive are the same described above, aiming at encouraging the alignment of interests for the generation of value in the long term, except for the fact that there is no delivery of shares.

c. how does these plans contribute to these objectives:

The possibility of acquiring or receiving shares issued by the Company under advantageous conditions provided for in the Plans allows the introduction of considerable incentives for the employees and management of the Company to commit to create value over the long term, seeking the future appreciation of shares. In addition, it allows the employees and the managers of the Company to join the interests of the shareholders, the corporate purposes and the growth plans of the Company, maximizing their results. Also, the adopted model expects to be efficient as a mechanism of retention of the key employees and managers due to, mainly, the sharing of the appreciation of the Company’s shares.

d. how does the Plan fit into the Company compensation policy:

The Plans and the incentive of the Share Appreciation Rights promote the direct commitment of the respective beneficiaries or participants, as the case may be, with the performance of the Company in the medium and long term, once the most substantial portion of asset increase is connected to said performance.

In addition, the Option Plan contains elements that encourage the commitment of beneficiaries by giving them the option to allocate their own funds to purchase shares. Additionally, the Plans and the Share Appreciation Rights incentive stimulate the continued employment of executives that the Company deems highly strategic to its business and activities, upon the granting of an attractive variable compensation additional in the long or very long term.

e. how does the Plan aligns the interests of the management with those of the Company in the short, medium and long term:

The options granted under the Option Plan provide for mechanisms that enable lining up the interests of the management in different time horizons. In the short term, the managers participating in the Option Plan are encouraged to contribute to high earnings of the Company, since, at the end of the respective grace periods, when the beneficiaries become owners of the shares of the Company, they will also have the right to receive dividends. Regarding the medium and long term, the models used by the Company to grant stock options allow the allocation of a percentage of the beneficiary’s share on the results to the immediate exercise of the options which will give right to shares that will be subject to restrictions on transfer and delivery contingent upon continued employment of the beneficiary with the Company. For this reason, beneficiaries are expected to have their interests aligned with expectations of appreciation of the shares of the Company in the medium and long term, once the relevant shares will be subject to a lock-up, that is, a period during which they cannot be transferred (please refer to item “l” below). In addition, there are granting models in which the options granted to the beneficiaries are subject to a vesting period during which such shares may not be exercised and, therefore, convertible into shares. Therefore, the granting of options with said characteristics serves as a powerful incentive to align the interests of employees with those of the management of the Company in the long term, due to the possibility of expressive gains in the event of appreciation of the stocks of the Company.

323

In the case of the Share Appreciation Rights incentive, grants are essentially designed to align interests in the long and very long term. Any amounts may only be paid by the Company to the beneficiary after the applicable vesting period of five or ten years, then encouraging a sustainable value generation over the time, and primarily encouraging continued employment of executives deemed strategic or of high potential in relation to the Company’s long-term targets for a term of five to ten years (depending on the program).

The same logic is applicable to the Stock Plan, programs of which the participants only receive the shares after long vesting periods and, further, conditioned to the continuance of the participant in the Company.

f. maximum number of shares covered:

The Option Plan does not provide for a maximum number of options potentially covered by the plan. Nevertheless, the Stock Plan provides for that the global amount of shares to be granted to employees and managers of the Company is up to 3.0% of shares representing the Company’s capital stock.

On December 31, 2021, the maximum number of shares covered by options not yet exercised, in relation to the members of the Board of Officers and the Board of Directors, totaled 13,246,489 common shares issued by the Company, already including the effects of the dilution resulting from the exercise of all options under all programs within the scope of the outstanding Option Plan.

g. maximum number of options to be granted:

The Option Plan does not provide the maximum number of options potentially covered by the plan, it being incumbent upon the Board of Directors to establish the options upon the approval of each program.

Considering that each option ensures to the beneficiary the right to acquire a common share of the Company, the quantity of granted options is connected to the dilution limit described in the second paragraph of item “f” above”. On December 31, 2021, this amount corresponds, in relation to the members of the Board of Directors and Board of Officers, to 13,246,489 options within the scope of all programs in the Option Plan.

This item does not apply to the Stock Plan and the Share Appreciation Rights incentive.

h. conditions to acquire shares:

In the Company’s programs named Programs 2015.1, 2015.2, 2015.3, 2016.1, 2016.2, 2016.3, 2017.1, 2017.2, 2017.4, 2018.1, 2018.2, 2018.4, 2019.1, 2019.2, 2019.4, 2019.5, 2020.1, 2021.1 and 2022.1, all within the Scope of the Option Plan, two types of grant were awarded, as follows: (i) in one type of grant, the exercise price of the options must be paid on demand on the grant date (or within five business days), although a substantial part of the shares acquired, after the exercise, will be subject to a lock-up period of two to ten years (depending on the program) as of the exercise date; and (ii) in the other type of grant, a beneficiary may only exercise his/her options after a vesting period of five years, upon payment of exercise price on demand, in consideration for the delivery of shares. Under this new model the exercise of options is not conditioned to meeting the Company’s performance targets.

324

The Share Appreciation Rights incentive does not involve exactly the acquisition of shares. The cash payment by the Company to the beneficiary of the amounts determined based on market prices of shares or ADRs issued by the Company is subject to continued employment with the Company for a term of five years for lot A and ten years for lot B, and it is not contingent upon the Company meeting performance targets.

In the Programs 2018.1, 2018.3, 2018.4, 2019.1, 2019.3, 2019.6, 2020.1, 2020.3A, 2020.3B, 2020.5, 2020.8, 2021.2, 2021.7, 2021.9 and 2021.12, within the scope of the Stock Plan, the granting was made free of charges and the shares will only be transferred to the participants after the vesting period of three or five years, as the case may be, and provided that the participant maintains the employment/statutory bond with the Company until the end of said term. There is no binding of the participants to the reaching of the Company’s performance goals.

i. criteria to set the acquisition or exercise price:

The price of the exercise of the shares arising from the Programs 2015.1, 2015.2, 2015.3, 2016.1, 2016.2, 2016.3, 2017.1, 2017.2, 2017.4, 2018.1, 2018.2, 2018.4, 2019.1, 2019.2, 2019.4, 2019.5, 2020.1, 2021.1 and 2022.1, all in the scope of the Option Plan, corresponds to the closing price of the Company’s stocks traded at B3 on the trading session immediately before the grant date, traded at B3, and a discount may be applied depending on the program.

The Share Appreciation Rights incentive does not involve the acquisition of shares, but rather the payment of a cash amount by the Company to the beneficiary. Such amount is determined at the end of the vesting period applicable to each lot, based on the closing price of Company’s shares or ADRs on the trading session of B3 or NYSE, as applicable, immediately before the date of payment. Each Share Appreciation Right shall correspond to the right related to one share or ADR, as applicable.

In the Programs 2018.1, 2018.3, 2018.4, 2019.1, 2019.3, 2019.6, 2020.1, 2020.3A, 2020.3B, 2020.5, 2020.8, 2021.2, 2021.7, 2021.9 and 2021.12, within the scope of the Stock Plan, the granting of shares shall be made free of charge to the participants, under the terms of the Stock Plan and of the relevant program.

j. criteria to set the final term for exercise:

Within the scope of the Option Plan, according to the Programs 2015.1, 2015.2, 2015.3, 2016.1, 2016.2, 2016.3, 2017.1, 2017.2, 2017.4, 2018.1, 2018.4, 2019.1 and 2019.5, the lots may only be exercised (i) in full upon the execution of the option grant agreement by the beneficiary; or (ii) in a period of five years after the verification of the vesting period of the relevant options. The programs 2018.2, 2019.2, 2019.4, 2020.1, 2021.1 and 2022.1 have single lots that may be exercised, in total or in part, within 45 days from the granting date. The criteria used in the establishment of said terms takes into account the short, medium and long-term goals of this incentive form.

With regard to the Share Appreciation Rights, lot A provides for a term of five years to receive the relevant amounts, while in the case of lot B, there is a term of ten years. The main purpose of grace periods is to retain executives deemed of high potential and strategic for the business and activities of the Company, encouraging their continued employment with the Company in view of the possibility of receiving, in the long term, potentially attractive amounts linked to the value of shares issued by the Company.

Within the scope of the Stock Plan, according to the Programs 2018.1, 2018.3, 2018.4, 2019.1, 2019.3, 2019.6, 2020.1, 2020.3A, 2020.3B, 2020.5, 2020.8, 2021.2, 2021.7, 2021.9 and 2021.12 the delivery of Restricted Shares will be made after the vesting period of three to five years, as the case may be.

325

k. form of settlement:

In the case of the Option Plan, the Company may use treasury stocks to satisfy the exercise of options, and may, when applicable, use ADRs backed by shares issued by the Company. The Company may also issue new shares, upon an increase in capital stock, upon a resolution of the Board of Directors within the limits of authorized capital. The rule is that the exercise price must be paid on demand upon the exercise of the options within a period of up to five days as of their exercise date, depending on the program.

The Share Appreciation Rights do neither involve the effective delivery of shares, nor the payment of any amount by the beneficiary. They are settled upon the payment of the cash benefit by the Company directly to the beneficiary, immediately after the end of the relevant grace period.

Within the scope of the Stock Plan, according to the Programs 2018.1, 2018.3, 2018.4, 2019.1, 2019.3, 2019.6, 2020.1, 2020.3A, 2020.3B, 2020.5, 2020.8 and 2021.2, the Restricted Shares shall be delivered by the Company to the respective participant after the vesting period of three to five years, as the case may be. For purposes of the Stock Plan, the Company shall use existing shares held in treasury.

l. restrictions to the transfer of shares:

In the Programs 2015.1, 2015.2, 2015.3, 2016.1, 2016.2, 2016.3, 2017.1, 2017.2, 2017.4, 2018.1, 2018.2, 2018.4, 2019.1, 2019.2, 2019.4, 2019.5, 2020.1, 2021.1 and 2022.1, under terms of the Option Plan, the shares resulting from the option exercise may (i) be free and clear and may be transferred at any time, respected the preemptive right of the Company; or (ii) be subject to a lock-up of, at least, five years as of the date of the option exercise, depending on the program.

Share Appreciation Rights incentive by the Company does not involve the l delivery of shares. Therefore, there is nothing to say about any restriction to the transfer of shares. Please note, however, that the receipt of the amounts under the share appreciation rights program is subject to the grace periods described in sub-item “h” above.

Within the scope of the Stock Plan, according to the Programs 2018.1, 2018.3, 2018.4, 2019.1, 2019.3, 2019.6, 2020.1, 2020.3A, 2020.3B, 2020.5, 2020.8, 2021.2, 2021.7, 2021.9 and 2021.12, the delivered shares will be free and clear, and may be transferred at any time, respected the preemptive right of the Company.

m. criteria and event that, once verified, will result in the suspension, amendment or termination of the Plan:

The Plans may be amended or terminated by the Board of Directors, pursuant to the terms under said Plans. Regardless of the authority of the Board of Directors, no decision may change the rights and obligations of the Company or beneficiaries or participants in force. In addition, in case of dissolution, transformation, merger, consolidation, spin-off or reorganization of the Company, the existing options will be subject to the rules established by the Board of Directors on this matter.

n. effects of withdrawal of a manager from the bodies of the Company on the rights provided under share-based compensation plan:

Pursuant to the Plans, the Board of Directors or a committee, as the case may be, shall establish, in each Program, the rules applicable to the cases of severance of Company’s beneficiaries and participants due to the termination of the employment agreement, end of term of office, dismissal or resignation from executive office, as well as to the cases of retirement, permanent disability or death of participants.

326

Programs (Option Plan)

- Programs 2015.1, 2015.2, 2015.3, 2016.2, 2016.3, 2017.1, 2017.4, 2018.1, 2018.4, 2019.1 and 2019.5: For these programs, in the event of termination of the beneficiary’s employment contract, the following rules shall apply, as per each described event, namely: (i) in the event of termination for cause or similar reason, renouncement or resignation or leave without pay for a period exceeding 24 months, any options not qualified to be exercised will lapse and any options already qualified to be exercised may be so within 90 days as of the severance date, after which they will be canceled; (ii) in the event of dismissal without cause or severance resulting from outsourced services, sale of affiliate company or business unit of the Company, any options not qualified to be exercised will lapse and any options already qualified to be exercised may be so within 180 days as of the severance date, after which they will be canceled; (iii) in the event of severance after a beneficiary has cumulatively achieved 70 years (i.e. sum of his/her age and the duration of his/her service with the Company at severance date), any options qualified to be exercised may be so, while in relation to any options not qualified to be exercised, in case severance has occurred within 24 months after the option grant, the beneficiary may only exercise his/her options on a pro rata basis if he/she has participated, upon destination of his/her variable net compensation, of other Option Programs that he/she has participated as beneficiary, conditioned to the execution of a non-compete agreement and, in case severance has occurred after 24 months, the beneficiary may exercise his/her options on a pro rata basis also conditioned to the execution of the above-mentioned non-compete agreement; (iv) in the event of severance after a beneficiary has cumulatively achieved 80 years (i.e. sum of his/her age and the duration of his/her service with the Company at severance date), any options qualified to be exercised may be so within their respective terms, provided that he/she executes the above-mentioned non-compete agreement if this is so resolved by the Board of Directors of the Company; and (v) in case of death or permanent disability, any options already qualified to be exercised may be so within their respective terms, and any options not yet qualified to be exercised may nevertheless be so immediately, provided, however, that the Board of Directors of the Company may, in case of permanent disability, condition such exercise to the execution of a non-compete agreement.

- Programs 2015.1, 2016.1, and 2017.2: For these programs, in the event the employment agreement or term of office of the beneficiary terminates during the vesting period, for any reason, except for the cases set forth below, the beneficiary will lose the right to receive said shares. In the event of termination of the employment contract or term of office after 24 months as of grant date, for any reason other than (a) for cause, renouncement or resignation, or (b) the events provided below: (i) the beneficiary shall be entitled to receive, always on a pro rata basis to the number of calendar months completed during which he/she has remained performing his/her functions to the Company, its subsidiaries, controlling companies and affiliates as of the date the options were granted, the shares assigned to him/her until the termination of his/her functions to the Company, its subsidiaries, controlling companies and affiliates, provided that the Board of Directors may resolve that such receipt is contingent upon the execution and performance by the beneficiary of a non-compete agreement with the Company according to the terms and conditions established by the Board of Directors; and (ii) the restrictions to the transfer of shares provided for in the program shall remain in force. In the event of severance after a beneficiary has cumulatively achieved seventy (70) years (i.e. sum of his/her age and the duration of his/her service with the Company at severance date), any options qualified to be exercised may be so, while in relation to any options not qualified to be exercised: (i) in case severance has occurred within 24 months after the option grant, the beneficiary will lose his/her right to receive the shares, except if the beneficiary shall have allocated 100% of his bonus to full exercise of options in the last five years (or in such shorter period in which he/she has become eligible to participate in the Company’s Programs), in which case the beneficiary shall be entitled to receive, always on a pro rata basis to the number of calendar months completed during which he/she has remained in his/her office at the Company, its subsidiaries, controlling companies and affiliates, as of the grant date, the shares assigned to him/her until the date of termination of his/her employment with the Company, its subsidiaries, controlling companies and affiliates, provided that the Board of Directors may determine that receipt thereof shall be contingent upon the execution and performance, by the beneficiary, of a non-compete agreement with the Company; and (ii) if the severance occurred after 24 months after the granting of options, the beneficiary shall be entitled to receive, at all times proportional to the number of complete civil months which he/she remained in the performance of his/her duties to the Company, or to its controlled or controlling companies and affiliates, since the stock granting date, the shares that were attributed to him/her until the termination of their duties to the Company or to its controlling or controlled companies and affiliates, it being certain that the Board of Directors may establish that the receipt is conditioned to the execution of and compliance with the non-compete agreement with the Company by the beneficiary.

327

In the event of severance after a beneficiary has cumulatively achieved 80 years (i.e., sum of his/her age and the duration of his/her service with the Company at severance date), he/she shall be entitled to receive the shares after complying with the vesting period provided for in the program. In this case, restrictions on the transfer of shares under the program shall remain force.

In case of death or permanent disability of the beneficiary – in the latter case, contingent upon the execution and performance, by the beneficiary, of a non-compete agreement with the Company according to the terms and conditions established by the Board of Directors – he/she or his/her heirs or successors, as applicable, shall be entitled to immediately receive the shares resulting from the options granted, as well as the shares already assigned in the period, all of them free and clear.

- Programs 2018.2, 2019.2, 2019.4, 2020.1, 2021.1 and 2022.1: For such programs, in the event the employment agreement or term of office of the beneficiary terminates (a) after the exercise date, for any reason, the beneficiary will remain entitled to the shares acquired under the program, as well as those acquired due to bonus, split, subscription or other acquisition form related to said shares or (b) prior to the exercise date, the beneficiary will lose right to the exercise of the options.

Share Appreciation Rights

In relation to lot A:

In the events of (i) dismissal for cause or similar reason; (ii) leave without pay for a period exceeding 24 months; (iii) renouncement or resignation; (iv) dismissal without cause; (v) severance resulting from outsourced services, sale of subsidiary, affiliate company or business unit of the Company; and (vi) severance after a beneficiary has cumulatively achieved 70 years (i.e. sum of his/her age and the duration of his/her service with the Company at severance date), the Share Appreciation Rights will be canceled and terminated by operation of law.

In the events of (i) severance after a beneficiary has cumulatively achieved 80 years (i.e. sum of his/her age and the duration of his/her service with the Company at severance date); and (ii) permanent disability, the Share Appreciation Rights granted during the period starting on their grant date and ending on the severance date shall remain valid and their settlement shall comply with the vesting periods provided for in the relevant agreement, provided that receipt of the corresponding bonus shall be contingent upon the beneficiary executing and performing a non-compete agreement with the Company.

In the event of death of the beneficiary, the Share Appreciation Rights shall be settled on a pro rata basis according to a formula calculated based on the number of calendar months completed during the effectiveness of his/her employment contract with the Company and the beneficiary or, as applicable, his/her term of office as manager of the Company since the grant date.

In relation to lot B:

In the events of (i) dismissal for cause or similar reason; (ii) leave without pay for a period exceeding twenty-four (24) months; and (iii) renouncement or resignation, the Share Appreciation Rights shall be canceled and terminated by operation of law.

In the events of (i) dismissal without cause; (ii) severance resulting from outsourced services, sale of subsidiary, affiliate company or business unit of the Company; and (iii) severance after a beneficiary has cumulatively achieved 70 years (i.e. sum of his/her age and the duration of his/her service with the Company at severance date), the following rules shall apply: (a) severance before the 5-year vesting period: - the Share Appreciation Rights shall be canceled and terminated by operation of law; and (b) severance between five and ten years of grant date anniversary: - the Share Appreciation Rights shall be settled on a pro rata bass according to a formula calculated based on the number of calendar months completed during the effectiveness of his/her employment contract with the Company and the beneficiary or, as applicable, his/her term of office as manager of the Company since the grant date.

328

In the events of (i) severance after a beneficiary has cumulatively achieved 80 years (i.e. sum of his/her age and the duration of his/her service with the Company at severance date); and (ii) permanent disability, the Share Appreciation Rights granted during the period starting on the grant date and ending on severance date shall remain valid and their settlement shall comply with the vesting periods provided for in the relevant agreement, provided that receipt of the corresponding bonus shall be contingent upon the beneficiary executing and performing a non-compete agreement with the Company.

In the event of death of the beneficiary, the Share Appreciation Rights shall be settled on a pro rata basis according to a formula calculated based on the number of calendar months completed during the effectiveness of his/her employment contract with the Company and the beneficiary or, as applicable, his/her term of office as manager of the Company since the grant date.

Program (Stock Plan)

- Program 2018.1, 2019.1, 2019.3 and 2020.1: For such programs, in the event the employment agreement or term of office of the participant terminates during the vesting period, for any reason, except for the events described below, the participant will lose the right to receive said shares. In the event of termination of the employment contract or term of office of the participant after 24 months as of grant date of the Restricted Shares, for any reason other than (a) termination for cause or similar reason, renouncement or resignation or leave without pay for a period exceeding 24 months, or (b) the events provided below: (i) the participant shall be entitled to receive the corresponding shares, on a pro rata basis corresponding to the result of Restricted Shares owned by the participant on the severance date, multiplied by the complete civil months of employment or office by the period between the grant date and the relevant termination of the relation with the Company (which will always be inferior to 60 months), divided by 60, it being certain that the Board of Directors may establish that the receipt be conditioned to the execution and compliance with a non-compete agreement, by the participant, with the Company, under the terms established by the Board of Directors; and (ii) the restriction on the sale of shares, set forth in the program, will remain in effect.

n the event of severance after a participant has cumulatively achieved 70 years (i.e. sum of his/her age and the duration of his/her service with the Company at severance date), except for the events of dismissal for cause, in relation to the Restricted Shares that are not yet free to be delivered to the participant: (i) if the severance occurred 24 months after the stock grant date and the participant has participated, upon the destination of its net variable compensation (that is, total amount of the annual gratification, bonus or participation on the results, net of income tax and other levied charges), of all stock option programs of the Company approved by the Board of Directors of the Company in which his/her name appeared in the list of beneficiaries in the 5 years immediately prior to the severance date (or, in the event the participant has become eligible to participate in such programs less than five years from the severance date, as many years as the years the participant has become eligible), the participant shall be entitled to receive the Restricted Shares, under the terms of the program, on a pro rata basis corresponding to the result of Restricted Shares owned by the participant on the severance date, multiplied by the complete civil months of employment or office by the period between the grant date and the relevant termination of the relation with the Company (which will always be inferior to 60 months), divided by 60, it being certain that the Board of Directors may establish that the receipt be conditioned to the execution and compliance with a non-compete agreement, by the participant, with the Company, under the terms established by the Board of Directors; and (ii) if the severance occurs after 24 months subsequent to the grant date of shares, the participant shall be entitled to receive the Restricted Shares, under the terms of the program, on a pro rata basis corresponding to the result of Restricted Shares owned by the participant on the severance date, multiplied by the complete civil months of employment or office by the period between the grant date and the relevant termination of the relation with the Company (which will always be inferior to 60 months), divided by 60, it being certain that the receipt shall be conditioned to the execution and compliance with a non-compete agreement, by the participant, with the Company, under the terms established by the Board of Directors. In both cases, the restriction on the sale of shares, set forth in the program, will remain in effect.

329

In the event of severance after a participant has cumulatively achieved 80 years (i.e. sum of his/her age and the duration of his/her service with the Company at severance date), except for the events of dismissal for cause, the participant will receive the Restricted Shares that are not yet free to delivery, it being certain that the receipt shall be conditioned to the execution and compliance with a non-compete agreement, by the participant, with the Company. In this case, the restriction on the sale of shares, set forth in the program, will remain in effect.

In case of death or permanent disability, the participant (or his heirs or successors) will immediately receive the Restricted Shares that are not yet free to be delivered under the program, it being certain that in the event of permanent disability, the receipt shall be conditioned to the execution and compliance with a non-compete agreement, by the participant, with the Company. In case of death, all shares will be free and clear for sale at any moment. In case of permanent disability, the restriction on the sale of shares, set forth in the program, will remain in effect.

- Program 2018.3: For this program, in the event the employment agreement or term of office of the participant terminates during the vesting period, for any reason, the participant will lose the right to receive said Restricted Shares, except for the events provided for as follows: In the event of severance by direct termination without case, in relation to the Restricted Shares that are not yet free to be delivered to the participant: (1) if (a) the severance has occurred before 24 months after granting, and (b) the participant has participated, through the allocation of part or all of its net variable remuneration (i.e., annual gratification, bonus or participation on the results, net of income tax and other levied charges) of all the Company’s stock option programs approved by the Company’s Board of Directors in which its name has been included in the list of beneficiaries in the 5 years immediately prior to its severance (or if the participant has become eligible to participate in such programs for less than 5 years, as many years as the years the participant has become eligible), the participant will receive Restricted Shares pro rata equivalent to the result of the Restricted Shares held by the participant on the date of severance multiplied by the complete civil months of employment or office by the period between the grant date and the relevant termination of the relation with the Company (which will always be inferior to 60 months), divided by 60, it being certain that the Board of Directors may establish that the receipt be conditioned to the execution and compliance with a non-compete agreement, by the participant, with the Company, under the terms established by the Board of Directors, and (2) if the severance occurred 24 months after the stock grant date, the participant will receive the Restricted Shares on a pro rata basis corresponding to the result of Restricted Shares owned by the participant on the severance date, multiplied by the complete civil months of employment or term of office by the period between the grant date and the relevant termination of the relation with the Company (which will always be inferior to 60 months), divided by 60, it being certain that the receipt will be conditioned to the execution and compliance with a non-compete agreement, by the participant with the Company, under the terms established by the Board of Directors. In both cases, the restriction on the sale of shares, set forth in the program, will remain in effect.

In case of death or permanent disability, the participant (or his heirs or successors) will immediately receive the Restricted Shares that are not yet free to be delivered under the program, it being certain that in the event of permanent disability, the receipt shall be conditioned to the execution and compliance with a non-compete agreement, by the participant with the Company. In case of death, all shares will be free and clear for sale at any moment. In case of permanent disability, the restriction on the sale of shares, set forth in the program, will remain in effect.

330

- Program 2018.4: For this program, in the event the employment agreement or term of office of the participant terminates during the vesting period, for any reason, the participant will lose the right to receive said Restricted Shares, except for the events provided for as follows: (i) severance (1) by direct termination without case, or (2) after a participant has cumulatively achieved 70 years (i.e. sum of his/her age and the duration of his/her service with the Company at severance date): except for the events of dismissal for cause, in relation to the Restricted Shares that are not yet free to be delivered to the participant: (i) if (a) the severance occurred within 24 months after the granting and (b) the participant has participated, upon the destination of part or all its net variable compensation (i.e., annual gratification, bonus or participation on the results, net of income tax and other levied charges), of all stock option programs of the Company approved by the Board of Directors of the Company in which his/her name appeared in the list of beneficiaries in the 5 years immediately prior to the severance date (or, in the event the participant has become eligible to participate in such programs in less than five years from the severance date, as many years as the years the participant has become eligible), the participant shall receive the Restricted Shares on a pro rata basis corresponding to the result of Restricted Shares owned by the participant on the severance date, multiplied by the number of complete civil months of employment or term of office by the period between the grant date and the relevant termination of the relation with the Company (which will always be less than 60 months), divided by 60, it being certain that the receipt will be conditioned to the execution and compliance of a non-compete agreement by the participant with the Company, under the terms established by the Board of Directors; and (ii) if the severance has occurred after 24 months from the shares grant date, the participant shall receive the Restricted Shares on a pro rata basis corresponding to the result of Restricted Shares owned by the participant on the severance date, multiplied by the number of complete civil months of employment or term of office by the period between the grant date and the relevant termination of the relationship with the Company (which will always be less than 60 months), divided by 60, it being certain that the receipt shall be conditioned to the execution and compliance with a non-compete agreement by the participant with the Company, under the terms established by the Board of Directors. In both cases, the restriction on the sale of shares, set forth in the program, will remain in effect.

In the event of severance after a participant has cumulatively achieved 80 years (i.e. sum of his/her age and the duration of his/her service with the Company at severance date), except for the events of dismissal for cause, the participant will receive the Restricted Shares that are not yet free to delivery, it being certain that that the receipt shall be conditioned to the execution and compliance with a non-compete agreement, by the participant with the Company. In this case, the restriction on the sale of shares, set forth in the program, will remain in effect.

In case of death or permanent disability, the participant (or his heirs or successors) will immediately receive the Restricted Shares that are not yet free to be delivered under the program, it being certain that in the event of permanent disability, the receipt shall be conditioned to the execution and compliance with a non-compete agreement, by the participant with the Company. In case of death, all shares will be free and clear for sale at any moment. In case of permanent disability, the restriction on the sale of shares, set forth in the program, will remain in effect.

- Program 2019.6: For this program, in the event the employment agreement or term of office of the participant terminates during the vesting period, for any reason, the participant will lose the right to receive said Restricted Shares, except for the events provided for as follows: In the case of (i) severance by direct termination without cause, in relation to the Restricted Shares that are not yet free to be delivered to the participant: (1) if (a) the severance occurred within 24 months after the granting and (b) the participant has participated, upon the destination of part or all its net variable compensation (i.e., annual gratification, bonus or profit sharing, net of income tax and other levied charges), of all stock option programs of the Company approved by the Board of Directors of the Company in which his/her name appeared in the list of beneficiaries in the 5 years immediately prior to the severance date (or, in the event the participant has become eligible to participate in such programs less than five years from the severance date, as many years as the years the participant has become eligible), the participant shall receive the Restricted Shares on a pro rata basis corresponding to the result of Restricted Shares owned by the participant on the severance date, multiplied by the complete civil months of employment or term of office by the period between the grant date and the relevant termination of the relation with the Company (which will always be inferior to 60 months), divided by 60, it being certain that the Board of Directors may establish that the receipt be conditioned to the execution and compliance with a non-compete agreement, by the participant, with the Company, under the terms established by the Board of Directors; and (2) if the severance occurs after 24 months subsequent to the grant date of shares, the participant shall be entitled to receive the Restricted Shares and the additional shares, under the terms of the program, on a pro rata basis corresponding to the result of Restricted Shares and additional shares owned by the participant on the severance date, multiplied by the complete civil months of employment or office by the period between the grant date and the relevant termination of the relation with the Company (which will always be inferior to 60 months), divided by 60, it being certain that the receipt shall be conditioned to the execution and compliance with a non-compete agreement, by the participant with the Company, under the terms established by the Board of Directors. In both cases, the restriction on the sale of shares, set forth in the program, will remain in effect.

331

In case of death, the participant (or his heirs or successors) will immediately receive the Restricted Shares that are not yet free to be delivered under the program, it being certain that in the event of permanent disability, the receipt shall be conditioned to the lapse of the grace period and to the execution and compliance with a non-compete agreement, by the participant with the Company. In case of death, all shares will be free and clear for sale at any moment. In case of permanent disability, the restriction on the sale of shares, set forth in the program, will remain in effect.

- Programs 2020.3A, 2020.8, 2021.7 and 2021.12: For these programs, in the event the employment agreement or term of office of the participant terminates during the vesting period, for any reason, the participant will lose the right to receive said Restricted Shares, except in the following events: severance after a participant has cumulatively achieved 70 years (i.e., sum of his/her age and the duration of his/her service to the Company at severance date): except for the events of dismissal for cause, in relation to the Restricted Shares that are not yet free to be delivered to the participant: (i) if (a) the severance has occurred within 24 months after the grant, and (b) the participant has participated, upon the destination of part or all of its net variable compensation (i.e., annual gratification, bonus or participation on the results, net of income tax and other levied charges), of all stock option programs of the Company approved by the Board of Directors of the Company in which his/her name appeared in the list of beneficiaries in the 5 years immediately prior to the severance date (or, in the event the participant has become eligible to participate in such programs with less than five years from the severance date, as many years as the years the participant has become eligible), the participant shall receive the Restricted Shares on a pro rata basis corresponding to the result of Restricted Shares “A” owned by the participant on the severance date, multiplied by the number of complete civil months of employment or term of office by the period between the grant date and the relevant termination of the relationship with the Company (which will always be less than 60 months), divided by 36, it being certain that the receipt be conditioned to the execution and compliance with a non-compete agreement by the participant with the Company, under the terms established by the Board of Directors; and (ii) if the severance occurs after 24 months subsequent to the shares’ grant date, the participant shall be entitled to receive the Restricted Shares, on a pro rata basis corresponding to the result of Restricted Shares “B” owned by the participant on the severance date, multiplied by the number of complete civil months of employment or term of office by the period between the grant date and the relevant termination of the relationship with the Company (which will always be less than 60 months), divided by 60, it being certain that the receipt shall be conditioned to the execution and compliance with a non-compete agreement by the participant, with the Company, under the terms established by the Board of Directors. In both cases, the restriction on the sale of shares, set forth in the program, will remain in effect.

In the event of severance after a participant has cumulatively achieved 80 years (i.e., sum of his/her age and the duration of his/her service to the Company at severance date), except for the events of dismissal for cause, the participant will receive the Restricted Shares that are not yet free to delivery, it being certain that the receipt shall be conditioned to the execution and compliance with a non-compete agreement by the participant, with the Company. In this case, the restriction on the sale of shares, set forth in the program, will remain in effect.

332

In case of death: the participant (or his heirs or successors) will immediately receive the Restricted Shares that are not yet free to be delivered under the program and all shares will be free and clear for sale at any moment. In case of permanent disability: the receipt shall be conditioned to the execution and compliance with a non-compete agreement by the participant with the Company and the restriction on the sale of shares, set forth in the program, will remain in effect.

- Programs 2020.3B and 2021.9: For these programs, in the event the employment agreement or term of office of the participant terminates during the vesting period, for any reason, the participant will lose the right to receive said Restricted Shares, except in the following events: (i) severance after a participant has cumulatively achieved 70 years (i.e. sum of his/her age and the duration of his/her service with the Company at severance date): except for the events of dismissal for cause, in relation to the Restricted Shares that are not yet free to be delivered to the participant: (i) if (a) the severance occurred within 24 months after the grant and (b) the participant has participated, upon the destination of part or all its net variable compensation (i.e., annual gratification, bonus or participation on the results, net of income tax and other levied charges), of all stock option programs of the Company approved by the Board of Directors of the Company in which his/her name appeared in the list of beneficiaries in the 5 years immediately prior to the severance date (or, in the event the participant has become eligible to participate in such programs with less than five years from the severance date, as many years as the years the participant has become eligible), the participant shall receive the Restricted Shares on a pro rata basis corresponding to the result of Restricted Shares owned by the participant on the severance date, multiplied by the number of complete civil months of employment or term of office by the period between the grant date and the relevant termination of the relationship with the Company (which will always be less than 60 months), divided by 60, it being certain that the receipt will be conditioned to the execution and compliance with a non-compete agreement by the participant with the Company, under the terms established by the Board of Directors; and (ii) if the severance occurs after 24 months subsequent to the grant date of shares, the participant shall be entitled to receive the Restricted Shares on a pro rata basis corresponding to the result of Restricted Shares owned by the participant on the severance date, multiplied by the number of complete civil months of employment or term of office by the period between the grant date and the relevant termination of the relationship with the Company (which will always be less than 60 months), divided by 60, it being certain that the receipt shall be conditioned to the execution and compliance with a non-compete agreement by the participant with the Company, under the terms established by the Board of Directors. In both cases, the restriction on the sale of shares, set forth in the program, will remain in effect.

In the event of severance after a participant has cumulatively achieved 80 years (i.e., sum of his/her age and the duration of his/her service with the Company at severance date), except for the events of dismissal for cause, the participant will receive the Restricted Shares that are not yet free to delivery, it being certain that that the receipt shall be conditioned to the execution and compliance with a non-compete agreement by the participant with the Company. In this case, the restriction on the sale of shares, set forth in the program, will remain in effect.

In case of death, the participant (or his heirs or successors) will immediately receive the Restricted Shares that are not yet free to be delivered under the program and all shares will be free and clear for sale at any moment. In case of permanent disability, the receipt shall be conditioned to the execution and compliance with a non-compete agreement by the participant with the Company and the restriction on the sale of shares, set forth in the program, will remain in effect.

- Program 2020.5: For this program, in the event the employment agreement or term of office of the participant terminates during the vesting period, for any reason, the participant will lose the right to receive said Restricted Shares, except in the case of death, in which the participant (or his heirs or successors) will immediately receive the Restricted Shares that are not yet free to be delivered under the program and all shares will be free and clear for sale at any moment. In case of permanent disability, the receipt shall be conditioned to the execution and compliance with a non-compete agreement by the participant with the Company and the restriction on the sale of shares, set forth in the program, will remain in effect.

333

- Programs 2021.2 and 2022.1: For such programs, in the event the employment agreement or term of office of the participant terminates during the vesting period, for any reason, except for the events described below, the participant will lose the right to receive said shares. In the event of severance after a participant has cumulatively achieved 70 years (i.e., sum of his/her age and the duration of his/her service to the Company at severance date): except for the events of dismissal for cause, in relation to the Restricted Shares that are not yet free to be delivered to the participant: (i) if (a) the severance has occurred within 24 months after the grant, and (b) the participant has participated, upon the destination of part or all of its net variable compensation (i.e., annual gratification, bonus or participation on the results, net of income tax and other levied charges), of all stock option programs of the Company approved by the Board of Directors of the Company in which his/her name appeared in the list of beneficiaries in the 5 years immediately prior to the severance date (or, in the event the participant has become eligible to participate in such programs with less than five years from the severance date, as many years as the years the participant has become eligible), the participant shall receive the Restricted Shares on a pro rata basis corresponding to the result of Restricted Shares “A” owned by the participant on the severance date, multiplied by the number of complete civil months of employment or term of office by the period between the grant date and the relevant termination of the relationship with the Company (which will always be less than 60 months), divided by 36, it being certain that the receipt be conditioned to the execution and compliance with a non-compete agreement by the participant with the Company, under the terms established by the Board of Directors; and (ii) if the severance occurs after 24 months subsequent to the shares’ grant date, the participant shall be entitled to receive the Restricted Shares, on a pro rata basis corresponding to the result of Restricted Shares “B” owned by the participant on the severance date, multiplied by the number of complete civil months of employment or term of office by the period between the grant date and the relevant termination of the relationship with the Company (which will always be less than 60 months), divided by 60, it being certain that the receipt shall be conditioned to the execution and compliance with a non-compete agreement by the participant, with the Company, under the terms established by the Board of Directors. In both cases, the restriction on the sale of shares, set forth in the program, will remain in effect.

In the event of termination of the employment contract or term of office of the participant after 24 months as of grant date of the Restricted Shares, for any reason other than (a) termination for renouncement or resignation, for cause or similar reason, or (b) the events provided above, the participant shall be entitled to receive the corresponding shares, on a pro rata basis corresponding to the result of Restricted Shares “A” and/or Restricted Shares “B” owned by the participant on the severance date, multiplied by the same formula set forth above for the hypothesis of severance after the cumulatively achievement of 70 years by the participant (i.e. number of completed civil months on the job or in office multiplied by the period between the grant date and the relevant termination of the relationship with the Company, divided by 36 or 60, as applicable), it being certain that the receipt shall be conditioned to the execution and compliance with a non-compete agreement by the participant, with the Company, under the terms established by the Board of Directors and that the restriction on the sale of shares, set forth in the program, will remain in effect in both cases.

In the event of severance after a participant has cumulatively achieved 80 years (i.e. sum of his/her age and the duration of his/her service with the Company at severance date), except for the events of dismissal for cause, the participant will receive the Restricted Shares that are not yet free to delivery, it being certain that the receipt shall be conditioned to the execution and compliance with a non-compete agreement, by the participant, with the Company. In this case, the restriction on the sale of shares, set forth in the program, will remain in effect.

334

In case of death or permanent disability, the participant (or his heirs or successors) will immediately receive the Restricted Shares that are not yet free to be delivered under the program, it being certain that in the event of permanent disability, the receipt shall be conditioned to the execution and compliance with a non-compete agreement, by the participant, with the Company. In case of death, all shares will be free and clear for sale at any moment. In case of permanent disability, the restriction on the sale of shares, set forth in the program, will remain in effect.

335

13.5 - Share-based compensation

Share-based compensation estimated for the current fiscal year 12/31/2022 (*)

	Board of Directors	Board of Officers
No. of Members	12.00	14.00
No. of members receiving compensation	7.00	11.00
Weighted average exercise price:
(a) Options outstanding in the beginning of fiscal year	17.80	18.01
(b) Options lost during the fiscal year	N/A	N/A
(c) Options exercised during the fiscal year	N/A	N/A
(d) Options expired during the fiscal year	N/A	N/A
Potential dilution upon exercise of all options granted	0.0303%	0.0486%

Share-based compensation – fiscal year ended on 12/31/2021

	Board of Directors	Board of Officers
No. of Members	12.00	13.00
No. of members receiving compensation	7.00	11.00

336

Weighted average exercise price:
(a) Options outstanding in the beginning of fiscal year	17.26	17.75
(b) Options lost during the fiscal year	0.00	0.00
(c) Options exercised during the fiscal year	11.97	11.97
(d) Options expired during the fiscal year	0.00	11.97
Potential dilution upon exercise of all options granted	0.0329%	0.0512%

Share-based compensation – fiscal year ended on 12/31/2020

	Board of Directors	Board of Officers
No. of Members	13.00	11.77
No. of members receiving compensation	10.00	11.00
Weighted average exercise price:
(a) Options outstanding in the beginning of fiscal year	15.53	16.97
(b) Options lost during the fiscal year	0.00	0.00
(c) Options exercised during the fiscal year	2.13	6.61
(d) Options expired during the fiscal year	0.00	5.80
Potential dilution upon exercise of all options granted	0.0394%	0.0535%

337

Share-based compensation – fiscal year ended on 12/31/2019

	Board of Directors	Board of Officers
No. of Members	13.00	10.92
No. of members receiving compensation	10.00	11.00
Weighted average exercise price:
(a) Options outstanding in the beginning of fiscal year	14.51	13.69
(b) Options lost during the fiscal year	0.00	0.00
(c) Options exercised during the fiscal year	0.00	10.66
(d) Options expired during the fiscal year	0.00	0.00
Potential dilution upon exercise of all options granted	0.0517%	0.0760%

338

For each grant recognized in income for the past three fiscal years and the current fiscal year

Current Fiscal Year (*)	Board of Directors	Board of Officers	Board of Directors	Board of Officers	Board of Directors	Board of Officers	Board of Directors	Board of Officers
Stock Options
Grant Date	02/10/2017	02/10/2017	12/01/2017	12/01/2017	02/22/2018	02/22/2018	12/03/2018	12/03/2018
Number of Options Granted	-	-	498,976	1,168,524	-	-	904,931	1,104,232
Vesting Period	02/10/2022	02/10/2022	12/01/2022	12/01/2022	02/22/2023	02/22/2023	12/03/2023	12/03/2023
Maximum term for exercise of the Options	02/10/2027	02/10/2027	12/01/2027	12/01/2027	02/22/2028	02/22/2028	12/03/2028	12/03/2028
Lock-up Period	N/A	N/A	N/A	NA	N/A	NA	NA	NA
Fair value of options on grant date	-	-	3,380,012.82	7,915,463.08	-	-	4,763,509.55	5,812,619.61

Current Fiscal Year (*) Cont. I	Board of Directors	Board of Officers	Board of Directors	Board of Officers
Stock Options
Grant Date	02/21/2019	02/21/2019	12/02/2019	12/02/2019
Number of Options Granted	-	347,315	1,177,659	2,308,768
Vesting Period	02/21/2024	02/21/2024	12/02/2024	12/02/2024
Term for exercise of the Options	02/21/2029	02/21/2029	12/02/2029	12/02/2029
Lock-up Period	N/A	N/A	N/A	N/A
Fair value of options on grant date	-	1,865,198.00	4,759,598.48	9,331,061.59

339

2021

12/31/2021	Board of Directors	Board of Officers	Board of Directors	Board of Officers	Board of Directors	Board of Officers	Board of Directors	Board of Officers
Stock Options
Grant Date	12/01/2016	12/01/2016	12/22/2016	12/22/2016	02/10/2017	02/10/2017	12/01/2017	12/01/2017
Number of Options Granted	554,550	839,269	-	-	-	-	498,976	1,168,524
Vesting Period	12/01/2021	12/01/2021	12/22/2021	12/22/2021	02/10/2022	02/10/2022	12/01/2022	12/01/2022
Term for exercise of the Options	12/01/2026	12/01/2026	12/22/2026	12/22/2026	02/10/2027	02/10/2027	12/01/2027	12/01/2027
Lock-up Period	N/A	N/A	N/A	NA	N/A	NA	NA	NA
Fair value of options on grant date	3,347,631.89	5,066,384.76	-	-	-	-	3,380,012.82	7,915,463.08

12/31/2021 Cont. I	Board of Directors	Board of Officers	Board of Directors	Board of Officers	Board of Directors	Board of Officers	Board of Directors	Board of Officers
Stock Options
Grant Date	02/22/2018	02/22/2018	12/03/2018	12/03/2018	02/21/2019	02/21/2019	12/02/2019	12/02/2019
Number of Options Granted	-	-	904,931	1,104,232	-	347,315	1,177,659	2,308,768
Vesting Period	02/22/2023	02/22/2023	12/03/2023	12/03/2023	02/21/2024	02/21/2024	12/02/2024	12/02/2024
Term for exercise of the Options	02/22/2028	02/22/2028	12/03/2028	12/03/2028	02/21/2029	02/21/2029	12/02/2029	12/02/2029
Lock-up Period	N/A	N/A	N/A	NA	N/A	NA	NA	NA
Fair value of options on grant date	-	-	4,763,509.55	5,812,619.61	-	1,865,198.00	4,759,598.48	9,331,061.59

(*) Based on the best estimate of Company’s management based on data for current fiscal year.

340

12/31/2020	Board of Directors	Board of Officers	Board of Officers	Board of Directors	Board of Officers	Board of Directors
Stock Options
Grant Date	12/01/2015	12/01/2015	12/22/2015	12/01/2016	12/01/2016	12/01/2017
Number of Options Granted	583,155	432,352	263,920	640,888	839,269	619,168
Vesting Period	12/01/2020	12/01/2020	12/22/2020	12/01/2021	12/01/2021	12/01/2022
Term for exercise of the Options	12/01/2025	12/01/2025	12/22/2025	12/01/2026	12/01/2026	12/01/2027
Lock-up Period	NA	NA	NA	NA	NA	NA
Fair value of options on grant date	4,664,391	3,458,186.85	1,991,543.26	3,868,825.36	5,066,384.76	4,194,181.24

341

12/31/2020 Cont. I	Board of Officers	Board of Directors	Board of Officers	Board of Officers	Board of Directors	Board of Officers
Stock Options
Grant Date	12/01/2017	12/03/2018	12/03/2018	02/21/2019	12/02/2019	12/02/2019
Number of Options Granted	1,168,524	858,080	1,104,232	347,315	1,141,452	2,308,768
Vesting Period	12/01/2022	12/03/2023	12/03/2023	02/21/2024	12/02/2024	12/02/2024
Term for exercise of the Options	12/01/2027	12/03/2028	12/03/2028	02/21/2029	12/02/2029	12/02/2029
Lock-up Period	NA	NA	NA	NA	NA	NA
Fair value of options on grant date	7,915,463.08	4,516,888	5,812,619.61	1,865,198.00	4,613,265.13	9,331,061.59

12/31/2019	Board of Directors	Board of Officers	Board of Officers	Board of Directors	Board of Officers	Board of Officers
Stock Options
Grant Date	12/01/2014	12/01/2014	12/22/2014	12/01/2015	12/01/2015	12/22/2015
Number of Options Granted	903,038	418,952	155,045	583,155	385,083	505,918
Vesting Period	12/01/2019	12/01/2019	12/22/2019	12/01/2020	12/01/2020	12/22/2020
Term for exercise of the Options	12/01/2024	12/01/2024	12/22/2024	12/01/2025	12/01/2025	12/22/2025
Lock-up Period	N/A	N/A	N/A	N/A	N/A	N/A
Fair value of options on grant date	5,501,997	2,552,575.51	944,652.54	4,664,391.41	3,080,103.64	3,817,662.86

342

12/31/2019 Cont. I	Board of Directors	Board of Officers	Board of Officers	Board of Officers	Board of Directors	Board of Officers
Stock Options
Grant Date	12/01/2016	12/01/2016	12/22/2016	02/10/2017	12/01/2017	12/01/2017
Number of Options Granted	640,888	846,178	292,226	454,902	619,168	1,153,375
Vesting Period	12/01/2021	12/01/2021	12/22/2021	02/10/2022	12/01/2022	12/01/2022
Term for exercise of the Options	12/01/2026	12/01/2026	12/22/2026	02/10/2027	12/01/2027	12/01/2027
Lock-up Period	N/A	N/A	N/A	N/A	N/A	N/A
Fair value of options on grant date	3,868,825.36	5,108,092.07	1,665,447.22	2,501,834.63	4,194,181.24	7,812,845.29
12/31/2019 Cont. II	Board of Directors	Board of Officers	Board of Directors	Board of Officers	Board of Officers	Board of Directors
Stock Options
Grant Date	02/22/2018	02/22/2018	12/03/2018	12/03/2018	02/21/2019	12/02/2019
Number of Options Granted	229,367	550,481	858,080	1,298,165	903,019	1,141,452
Vesting Period	02/22/2023	02/22/2023	12/03/2023	12/03/2023	02/21/2024	12/02/2024
Term for exercise of the Options	02/22/2028	02/22/2028	12/03/2028	12/03/2028	02/21/2029	12/02/2029
Lock-up Period	N/A	N/A	N/A	N/A	N/A	N/A
Fair value of options on grant date	1,627,748.03	3,906,596.69	4,516,888.33	6,833,472.79	4,849,514.79	4,613,265.13

343

12/31/2019 Cont. III	Board of Officers
Stock Options
Grant Date	12/02/2019
Number of Options Granted	2,466,103
Vesting Period	12/02/2024
Term for exercise of the Options	12/02/2029
Lock-up Period	N/A
Fair value of options on grant date	9,966,942.96

Note: Whenever necessary, the number of options granted and fair value were adjusted to reflect all stock splits that took place within the relevant period.

344

Calculation log of the potential dilution resulting from the exercise of options

The potential dilution mentioned in the tables above and represented in the table below considers that 100% of the options granted to the members of the Board of Directors and the Board of Officers are exercised on the base date of this Reference Form, this is to say, December 31, 2021, and that the Company issues new shares as a result thereof, that is, it does not consider the use of any shares held in treasury. The dilution is calculated by the ratio between the number of new shares issued and the total number of shares of the capital stock after such issuance.

Body	Grant Date	Number of Options	Shares of the Capital Stock at the End of the Year (12/31/2021)	Potential dilution if all options are exercised
Board of Directors	04/27/2006	-	15,744,452,169	0.00000%
	04/30/2007	-	15,744,452,169	0.00000%
	04/30/2008	-	15,744,452,169	0.00000%
	03/30/2009	-	15,744,452,169	0.00000%
	08/28/2009	-	15,744,452,169	0.00000%
	03/30/2010	-	15,744,452,169	0.00000%
	08/19/2010	-	15,744,452,169	0.00000%
	11/30/2010	-	15,744,452,169	0.00000%
	06/27/2011	-	15,744,452,169	0.00000%
	06/27/2011	-	15,744,452,169	0.00000%
	10/25/2011	-	15,744,452,169	0.00000%
	10/25/2011	-	15,744,452,169	0.00000%
	11/30/2011	-	15,744,452,169	0.00000%
	12/21/2011	-	15,744,452,169	0.00000%
	12/21/2011	-	15,744,452,169	0.00000%
	12/21/2011	-	15,744,452,169	0.00000%
	11/30/2012	409,970	15,744,452,169	0.00260%
	12/20/2012	-	15,744,452,169	0.00000%
	12/02/2013	496,963	15,744,452,169	0.00316%
	12/19/2013	-	15,744,452,169	0.00000%
	12/01/2014	620,152	15,744,452,169	0.00394%
	12/22/2014	-	15,744,452,169	0.00000%
	12/01/2015	523,535	15,744,452,169	0.00333%
	12/22/2015	-	15,744,452,169	0.00000%
	12/01/2016	554,550	15,744,452,169	0.00352%
	12/22/2016	-	15,744,452,169	0.00000%
	02/10/2017	-	15,744,452,169	0.00000%
	12/01/2017	498,976	15,744,452,169	0.00317%
	02/22/2018	-	15,744,452,169	0.00000%
	12/03/2018	904,931	15,744,452,169	0.00575%
	02/21/2019	-	15,744,452,169	0.00000%
	12/02/2019	1,177,659	15,744,452,169	0.00748%

345

Board of Officers	04/27/2006	-	15,744,452,169	0.00000%
	04/30/2007	-	15,744,452,169	0.00000%
	04/30/2008	-	15,744,452,169	0.00000%
	03/30/2009	-	15,744,452,169	0.00000%
	08/28/2009	-	15,744,452,169	0.00000%
	03/30/2010	-	15,744,452,169	0.00000%
	08/19/2010	-	15,744,452,169	0.00000%
	11/30/2010	-	15,744,452,169	0.00000%
	06/27/2011	-	15,744,452,169	0.00000%
	06/27/2011	-	15,744,452,169	0.00000%
	10/25/2011	-	15,744,452,169	0.00000%
	10/25/2011	-	15,744,452,169	0.00000%
	11/30/2011	-	15,744,452,169	0.00000%
	12/21/2011	-	15,744,452,169	0.00000%
	12/21/2011	-	15,744,452,169	0.00000%
	12/21/2011	-	15,744,452,169	0.00000%
	11/30/2012	247,560	15,744,452,169	0.00157%
	12/20/2012	159,180	15,744,452,169	0.00101%
	12/02/2013	270,655	15,744,452,169	0.00172%
	12/19/2013	212,257	15,744,452,169	0.00135%
	12/01/2014	439,930	15,744,452,169	0.00279%
	12/22/2014	265,791	15,744,452,169	0.00169%
	12/01/2015	432,352	15,744,452,169	0.00275%
	12/22/2015	263,920	15,744,452,169	0.00168%
	12/01/2016	839,269	15,744,452,169	0.00533%
	12/22/2016	-	15,744,452,169	0.00000%
	02/10/2017	-	15,744,452,169	0.00000%
	12/01/2017	1,168,524	15,744,452,169	0.00742%
	02/22/2018	-	15,744,452,169	0.00000%
	12/03/2018	1,104,232	15,744,452,169	0.00701%
	02/21/2019	347,315	15,744,452,169	0.00221%
	12/02/2019	2,308,768	15,744,452,169	0.01466%
(1)	When required, the number of options and fair value were adjusted to reflect the stock splits consummated in the period.
(2)	According to the accounting method of predecessor cost adopted by Ambev S.A., data related to periods before 2014 related to Companhia de Bebidas das Américas – Ambev historical information.

346

13.6 - Outstanding options

12/31/2021	Board of Directors	Board of Officers	Board of Directors	Board of Officers	Board of Directors	Board of Officers	Board of Directors	Board of Officers	Board of Directors	Board of Officers
Number of members	12,00	13,00	12,00	13,00	12,00	13,00	12,00	13,00	12,00	13,00
No. of members receiving compensation	1	6	0	2	2	6	3	2	4	7
Grant Date	11/30/12	11/30/12	12/20/12	12/20/12	12/02/13	12/02/13	12/19/13	12/19/13	12/01/14	12/01/14
Options not qualified for exercise
Number of Options	-	-	-	-	-	-	-	-	-	-
Date on which they may be exercised	11/30/2017	11/30/17	-	12/20/17	12/02/2018	12/02/18	-	12/19/18	12/01/2019	12/01/19
Maximum term for exercise	11/30/22	11/30/22	-	12/20/22	12/02/23	12/02/23	-	12/19/23	12/01/24	12/01/24
Lock-up Period	N/A	N/A	-	N/A	N/A	N/A	-	N/A	N/A	N/A
Weighted average exercise price	17.20	17.20	-	17.84	17.56	17.56	-	16.70	16.85	16.85
Fair value of options on the last day of the fiscal year	-	-	-	-	-	-	-	-	-	-
Options qualified for exercise
Number of Options	409,970	247,560	0	159,180	496,963	270,655	0	212,257	620,152	439,930
Maximum term for exercise	11/30/22	11/30/22	12/20/22	12/20/22	12/02/23	12/02/23	12/19/23	12/19/23	12/01/24	12/01/24
Lock-up Period	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Weighted average exercise price	17.20	17.20	17.84	17.84	17.56	17.56	16.70	16.70	16.85	16.85
Fair value of options on the last day of the fiscal year	2.59	2.59	-	2.42	2.89	2.89	-	3.18	3.45	3.45
Fair value of the total of options on the last day of the fiscal year	1,062,745.36	641,737.79	-	384,536.46	1,438,348.58	783,350.54	-	674,341.88	2,140,986.81	1,518,795.92

347

12/31/2021 Cont. I	Board of Directors	Board of Officers	Board of Directors	Board of Officers	Board of Directors	Board of Officers	Board of Directors	Board of Officers	Board of Directors	Board of Officers
Number of members	12.00	13.00	12.00	13.00	12.00	13.00	12.00	13.00	12.00	13.00
No. of members receiving compensation	0	2	5	8	0	1	4	9	0	0
Grant Date	12/22/14	12/22/14	12/01/15	12/01/15	12/22/15	12/22/15	12/01/16	12/01/16	12/22/16	12/22/16
Options not qualified for exercise
Number of Options	-	-	-	-	-	-	-	-	-	-
Date on which they may be exercised	-	12/22/19	12/01/20	12/01/20	12/22/20	12/22/20	12/01/21	12/01/21	12/22/21	12/22/21
Maximum term for exercise	-	12/22/24	12/01/25	12/01/25	12/22/25	12/22/25	12/01/26	12/01/26	12/22/26	12/22/26
Lock-up Period	-	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Weighted average exercise price	-	16.85	18.64	18.64	18.00	18.00	17.15	17.15	16.34	16.34

348

Fair value of options on the last day of the fiscal year	-	-	-	-	-	-	-	-	-	-
Options qualified for exercise
Number of Options	0	265,791.00	523,535	432,352.00	0	263,920.00	554,550	839,269.00	0	-
Maximum term for exercise	12/22/24	12/22/24	12/01/25	12/01/25	-	12/22/25	12/01/26	12/01/26	-	12/22/26
Lock-up Period	N/A	N/A	N/A	N/A	-	N/A	N/A	N/A	-	N/A
Weighted average exercise price	16.85	16.85	18.64	18.64	-	18.00	17.15	17.15	-	16.34
Fair value of options on the last day of the fiscal year	-	3.77	3.35	3.35	-	3.54	4.08	4.08	-	-
Fair value of the total of options on the last day of the fiscal year	-	1,001,059.33	-	-	-	-	-	-	-	-

12/31/2021 Cont. II	Board of Directors	Board of Officers	Board of Directors	Board of Officers	Board of Directors	Board of Officers	Board of Directors	Board of Officers	Board of Directors	Board of Officers
Number of members	12.00	13.00	12.00	13.00	12.00	13.00	12.00	13.00	12.00	13.00
No. of members receiving compensation	0	0	4	9	0	0	6	9	0	1
Grant Date	02/10/17	02/10/17	12/01/17	12/01/17	02/22/18	02/22/18	12/03/18	12/03/18	02/21/19	02/21/19
Options not qualified for exercise
Number of Options	-	-	498,976.00	1,168,524.00	-	-	904,931.00	1,104,232.00	-	347,315.00

349

Date on which they may be exercised	02/10/22	02/10/22	12/01/22	12/01/22	02/22/23	02/22/23	12/03/23	12/03/23	02/21/24	02/21/24
Maximum term for exercise	02/10/27	02/10/27	12/01/27	12/01/27	02/22/28	02/22/28	12/03/28	12/03/28	02/21/29	02/21/29
Lock-up Period	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Weighted average exercise price	16.89	16.89	20.56	20.56	22.40	22.40	16.92	16.92	18.15	18.15
Fair value of options on the last day of the fiscal year	-	-	3.35	3.35	-	-	4.08	4.08	-	3.45
Options qualified for exercise
Number of Options	0	-	0	-	0	-	0	0	-	-
Maximum term for exercise	-	02/10/27	12/01/2027	12/01/27	02/22/2028	02/22/28	03/12/2028	12/03/28	-	02/21/29
Lock-up Period	-	N/A	N/A	N/A	N/A	N/A	N/A	N/A	-	N/A
Weighted average exercise price	-	16.89	20.56	20.56	22.40	22.40	16.92	16.92	-	18.15
Fair value of options on the last day of the fiscal year	-	-	-	-	-	-	-	-	-	-
Fair value of the total of options on the last day of the fiscal year	-	-	1,670,884	3,912,950.37	-	-	3,693,238	4,506,632.09	-	1,199,055.77

350

12/31/2021 Cont. III	Board of Directors	Board of Officers
Number of members	12.00	13.00
No. of members receiving compensation	6	10
Grant Date	12/02/19	12/02/19
Options not qualified for exercise
Number of Options	1,177,659.00	2,308,768.00
Date on which they may be exercised	12/02/24	12/02/24
Maximum term for exercise	12/02/29	12/02/29
Lock-up Period	N/A	N/A
Weighted average exercise price	18.05	18.05
Fair value of options on the last day of the fiscal year	3.77	3.77
Options qualified for exercise
Number of Options	0	-

351

Maximum term for exercise	02/12/2029	02/12/29
Lock-up Period	N/A	N/A
Weighted average exercise price	18.05	18.05
Fair value of options on the last day of the fiscal year	-	-
Fair value of the total of options on the last day of the fiscal year	4,435,464	8,695,605.73

• Whenever necessary, the number of options granted and fair value were adjusted to reflect all stock splits that took place within the relevant period.

• According to the accounting method of predecessor cost adopted by the Company, data related to periods before 2014 relates to Companhia de Bebidas das Américas – Ambev historical information.

352

13.7 - Options exercised and shares transferred

(i) Amounts arising from the accounting effects provided for in CPC 10 - Share-based Payment.

December 31, 2021

	Board of Directors	Board of Officers
No. of members	12.00	13.00
No. of members receiving compensation	3.00	9.00
Options exercised (LTI)
Number of shares	532,405	226,715
Weighted average exercise price	R$11.97	R$11.97
Difference between the exercise price and the market value of the shares resulting from the options exercised	R$3,938,732.19	R$1,135,062.72
Shares transferred
Number of shares transferred	209,855	300,915
Weighted average acquisition price	18.25	18.25
Difference between the acquisition price and the market value of the shares acquired	-654,748	-938,855

353

December 31, 2020

	Board of Directors	Board of Officers
No. of members	13.00	11.77
No. of members receiving compensation	3.00	9.00
Options exercised (LTI)
Number of shares	910,900	241,725
Weighted average exercise price	R$ 2.13	R$ 6.61
Difference between the exercise price and the market value of the shares resulting from the options exercised	R$ 15,168,174.87	R$ 1,577,049.69
Options exercised (Bonus)
Number of shares	66,344	212,651
Weighted average exercise price	18.31	18.31
Difference between the exercise price and the market value of the shares resulting from the options exercised	0.00	0.00
Shares transferred
Number of shares transferred	111,140	78,512
Weighted average acquisition price	18.43	18.43
Difference between the acquisition price and the market value of the shares acquired	-647,946	-457,725

354

December 31, 2019

	Board of Directors	Board of Officers
No. of members	13.00	10.92
No. of members receiving compensation	2.00	9.00
Options exercised (LTI)
Number of shares	-	2,681,735
Weighted average exercise price	R$ 0.00	R$ 10.66
Difference between the exercise price and the market value of the shares resulting from the options exercised	R$ 0.00	R$ 20,537,474.10
Options exercised (Bonus)
Number of shares	66,344	337,433
Weighted average exercise price	18.63	18.63
Difference between the exercise price and the market value of the shares resulting from the options exercised	0.00	0.00
Shares transferred
Number of shares transferred	327,562	161,578
Weighted average acquisition price	16.87	16.87
Difference between the acquisition price and the market value of the shares acquired	-1,076,232	-927,683

355

13.8 - Pricing of shares/options

a. pricing model:

The fair value of the options granted under the Option Plan is determined based on Hull Binomial Pricing Model. The model is based on the assumption that price of a share in future periods may follow two possible ways: one upward and another downward. Then, a binomial tree is built in relation to the share price. The upward and downward factors are determined based on volatility of the share and the time frame between the steps in the tree. The trajectories for share price are determined until maturity. In parallel, a tree is also constructed to represent the option value per period. The option value is determined backwards, it starts from the expiration of vesting period. In the final period, the holder of the option shall decide whether to exercise the option or not.

In the case of Share Appreciation Rights, at the end of vesting period of each lot, the number of Share Appreciation Rights shall be converted into an amount equal to the closing price of shares or ADRs issued by the Company and traded at B3 or NYSE, respectively, on the trading session immediately before such term, it being certain that each Share Appreciation Rights shall correspond to one share or ADR, as applicable. There is no exercise price for the Share Appreciation Rights, which represent only an obligation of the Company to pay to the beneficiary, on the date of the expiration of the vesting periods, the amount equivalent to the market price of Company’s shares traded on B3 or ADRs traded on the NYSE, with no disbursement by the beneficiary.

For grants of deferred shares and grants under the Stock Plan, the fair value corresponds to the closing price of shares or ADR traded at B3 or NYSE, as the case may be, on the day immediately before its grant date, and a discount may be applied under certain conditions as provided in each program. For the programs under the Stock Plan, the shares will be granted free of charge after the five-year grace period and provided that the participant maintains the employment and / or statutory relationship with the Company until the end of such term, observing the other terms of the Stock Plan and of each program. For specific information about such programs, refer to item 13.4.

b. data and assumptions used in the pricing model, including the weighted average price of shares, the exercise price, the expected volatility, the duration of the option, expected dividends and risk-free interest rate:

Calculation date

According to Technical Pronouncement CPC 10 – Share-Based Payment, options must be assessed on the date of their respective grant.

Weighted average price of shares

The price of the shares of the Company taken as basis to calculate the value of the respective options is their Market Value, as defined below.

Exercise price

- Programs from 2008 to 2010

Lot A and lot C options (as specified in such programs) must be exercised for an exercise price corresponding to the average closing prices of shares traded at B3 over a 30-day window before grant date, or, in specific cases (e.g., to employees of subsidiaries of the Company headquartered abroad), the average closing price of ADRs traded at NYSE in the period (“Market Value”) under any specific provisions set forth in the Program. For the options belonging to lot B, the exercise price is the Market Value, applying a 10% discount. In the case of the supplementary options set forth in said programs as belonging to lot C, the amounts corresponding to dividends and interest on own capital effectively paid out by the Company on the underlying shares during the period between grant date and exercise date is deducted from the exercise price.

356

- Programs from 2010 to 2021

The exercise price of each option granted under the Option Plan corresponds to the closing price, in Brazilian Reais, of the Company’s shares traded on B3 in the trading session immediately prior to the grant date.

Expected volatility

The options’ expected volatility is based on historical volatility calculated since March 29, 2004. Based on the Hull Binomial Model, it is assumed that all employees would exercise their options immediately if the price of the shares of the Company would reach 2.5 times the exercise price. The Company will not use the sliding window method, in which volatility estimate is fixed length “m” (i.e., for each daily update information from the previous day is aggregated and the information of m+1 days ago is disregarded). To calculate the expected volatility, the Company used the daily stock returns of the Company. For every daily update of the calculation, information concerning that day is added to the base and no information is disregarded. Therefore, the base has mobile extension beginning on March 29, 2004 until the date of calculation.

Duration of options

- Programs from 2008 to 2010

According to the option granting model used by the Company, the options belonging to the lots A and B must be immediately exercised, since they have a duration equal to zero. The supplementary options belonging to the lot c, in turn, have a total duration of ten years, considering a five-year vesting period and a five-year exercise period.

- Programs from 2010 to 2019

Under the Option Plan, the options have a grace period of five years from the date of grant, and the beneficiary may exercise them within five years after the grace period ends, upon payment of the exercise price until five business days from the exercise date, for the delivery of the shares to be carried out, therefore, having a term of up to ten years.

Expected dividends (dividends distribution rate)

The dividends distribution rate represents the ratio between the dividend per share paid out over a certain period and the price of share in the market. The Company’s dividend distribution rate of 5% was calculated based on its history of dividends distribution and payment of interest on own capital.

However, in cases in which the options granted are protected in terms of dividends (programs prior to 2010), meaning that the amounts paid out as dividends and interest on own capital are deducted from their exercise price, the Company’s dividends distribution rate is zero for purposes of calculating the fair value of the options.

Risk-free interest rate

The risk-free interest rates were obtained based on the closing price of the futures contract DI1 (Future of Average Rate of One-Day Interbank Deposits) disclosed by B3 on the respective grant dates for similar maturity.

For illustrative purposes, the data explained in this item “b” was the following for the options granted in the fiscal years of 2019, 2020 and 2021:

357

OPTION PRICING MODEL

Assumptions	2021
Pricing Model	Hull Binomial
Fair value of options granted	-
Share price	-
Exercise price	-
Expected volatility	-
Vesting (years)	-
Expected dividends	-
Risk-free interest rate	-

Assumptions	2020
Pricing Model	Hull Binomial
Fair value of options granted	4.04
Share price	18.05
Exercise price	18.05
Expected volatility	22.3%
Vesting (years)	5
Expected dividends	5.0%
Risk-free interest rate	6.8%

Assumptions	2019
Pricing Model	Hull Binomial
Fair value of options granted	4.50
Share price	17.66
Exercise price	17.66
Expected volatility	23.8%
Vesting (years)	5
Expected dividends	5%
Risk-free interest rate	7.8%

(i)   Information based on the weighted average of the programs granted, exception made to the estimate on dividends and risk-free interest rate

(ii) The percentages include the stock options and ADRs granted during the fiscal year, whereas ADRs are denominated in US Dollars.

c. method used and assumptions made to incorporate the expected effects of early exercise of options:

Based on the Hull Binomial Model used by the Company, the immediate exercise of all options granted is assumed if the price of the shares issued by the Company reaches 2.5 times the exercise price. The premise for the period in which the option will be exercised after the expiration of the grace period is related to the behavior of the beneficiaries of the options, which differs from individual to individual. Despite the measurement of past behavior of the beneficiaries to estimate future behavior, in general, prove to be more appropriate, Option Plan, underwent significant changes, especially in relation to the protection of dividends, capable to influence the decision on the exercise of the option. Accordingly, the Company chose to use as a premise the average result of two studies cited by Hull himself, and carried out by Huddart Lang and Carpenter, the conclusion of which established that the exercise of options in a compensation program would occur when the price of the stock issued by the Company reached 2.8 and 2.2 times the exercise price, respectively.

d. how the expected volatility is determined:

For the 2009 option programs, the expected volatility (approved by Companhia de Bebidas das Américas – Ambev and received by the Company) is based on historical data of the last 252 days. As of the 2010 option programs, the expected volatility is measured since March 2004. As explained in “c”, above, the Hull Binomial Model, adopted by the Company, assumes that all employees would exercise their options immediately if the price of the shares issued by the Company reached 2.5 times the exercise price.

358

e. has any other characteristic of the option been incorporated to the determination of its fair value:

Other characteristics were not incorporated in the measurement of the fair value of the options.

359

13.9 - Interests held by body:

2021

Instruments issued by Ambev – 12/31/2021

Body	No. Shares and ADRs	No. of Deferred Shares	No. Options	Total
Board of Directors	33,492,096	1,765,621	5,186,736	40,444,453
Board of Officers	6,060,596	8,469,571	8,059,753	22,589,920
Fiscal Council	-	-	-	-
Total	39,552,692	10,235,192	13,246,489	63,034,373

Instruments issued by ABI – 12/31/2021

Body	No. Shares and ADRs	No. of Deferred Shares	No. Options	Total
Board of Directors	385,712	1,640,153	9,442,974	11,468,839
Board of Officers	50,641	856,422	6,643,362	7,550,425
Fiscal Council	-	-	-	-
Total	436,353	2,496,575	16,086,336	19,019,264

360

13.10 - Information about pension plans granted to the members of the Board of Directors and Board of Officers

RETIREMENT BENEFITS	Board of Directors	Board of Officers
No. of members	12.00	13.00
No. of members receiving compensation	5.00	8.00
Name of the plan	Defined Contribution	Defined Contribution
Number of managers that are eligible to retire	1	0
Conditions to early retirement	53 years of age and 11 years of plan	53 years of age and 11 years of plan
Updated number of contributions accrued until the end of the last fiscal year, after deducting the amounts corresponding to contributions made directly by the managers	R$ 16,412,983.53	R$ 5,884,267.06
Total amount of contributions made during the last fiscal year, after deducting the amounts corresponding to contributions made directly by the managers	R$ 1,703,577.60	R$ 779,406.75
Possibility of and conditions to early redemption	Yes, in the event of termination of employment contract with the Company and provided that participant is neither eligible to a retirement benefit under the Plan, nor elects the pro rata deferred benefit, the portability or self-sponsorship. The amount redeemed shall correspond to the contributions made by the participant him/herself.	Yes, in the event of termination of employment contract with the Company and provided that participant is neither eligible to a retirement benefit under the Plan, nor elects the pro rata deferred benefit, the portability or self-sponsorship. The amount redeemed shall correspond to the contributions made by the participant him/herself.

361

13.11 - Individual, maximum, minimum and average compensation of the Board of Directors, Board of Officers and Fiscal Council

12/31/2021

Body	No. of Members	No. of members receiving compensation	Highest Individual Compensation	Lowest Individual Compensation	Average Individual Compensation
Board of Directors	12.00	8.50	12,864,644.05	601,785.60	3,010,756.82
Fiscal Council	6.00	6.00	482,168.64	241,084.32	301,355.40
Board of Officers	13.00	13.00	23,713,425.41	2.722.453,47	6,435,739.15

12/31/2020

Body	No. of Members	No. of members receiving compensation	Highest Individual Compensation	Lowest Individual Compensation	Average Individual Compensation
Board of Directors	13.00	8.67	7,895,479.83	298,612.80	1.481.286,25
Fiscal Council	6.00	6.00	457,771.49	228,885.74	343.328,67
Board of Officers	11.58	11.58	16,545,146.98	1,663,351.57	4.738.619,10

12/31/2019

Body	No. of Members	No. of members receiving compensation	Highest Individual Compensation	Lowest Individual Compensation	Average Individual Compensation
Board of Directors	13.00	8.00	9,036,710.50	299,839.45	1,790,654.25
Fiscal Council	5.67	5.67	443,492.45	221,746.22	338,452.94
Board of Officers	10.92	10.92	14,170,295.57	3,058,226.62	5,572,957.37

362

Notes:

Board of Officers
12/31/2021

- The average compensation of the Board of Officers presented in this item is calculated taking into account the number of members of the Board of Officers (13 members) that receive compensation from the Company for their services.

- Includes stock-based compensation of the Company and of the Controlling Company.

- The member that received the highest individual compensation worked for 12 months.

12/31/2020

- The average compensation of the Board of Officers presented in this item is calculated taking into account the number of members of the Board of Officers (11.77 members) that receive compensation from the Company for their services.

- Includes stock-based compensation of the Company and of the Controlling Company.

- The member that received the highest individual compensation worked for 12 months.

12/31/2019

- The average compensation of the Board of Officers presented in this item is calculated taking into account the number of members of the Board of Officers (10.92 members) that receive compensation from the Company for their services.

- Includes stock-based compensation of the Company and of the Controlling Company.

- The member that received the highest individual compensation worked for 12 months.

Board of Directors
12/31/2021

- The average compensation of the Board of Directors presented in this item is calculated taking into account the number of members of the Board of Directors (8.5 members) that receive compensation from the Company for their services.

- Includes stock-based compensation of the Company and of the Controlling Company.

- The member that received the highest individual compensation worked for 12 months.

12/31/2020

- The average compensation of the Board of Directors presented in this item is calculated taking into account the number of members of the Board of Directors (8,67 members) that receive compensation from the Company for their services.

- Includes stock-based compensation of the Company and of the Controlling Company.

- The member that received the highest individual compensation worked for 12 months.

12/31/2019

- The average compensation of the Board of Directors presented in this item is calculated taking into account the number of members of the Board of Directors (8 members) that receive compensation from the Company for their services.

- Includes stock-based compensation of the Company and of the Controlling Company.

- The member that received the highest individual compensation worked for 12 months.

Fiscal Council
12/31/2021	- It was considered the 3 full members and the 3 alternate members of the Fiscal Council. - The member that received the highest individual compensation worked for 12 months.
12/31/2020	- It was considered the 3 full members and the 3 alternate members of the Fiscal Council. - The member that received the highest individual compensation worked for 12 months.
12/31/2019	- It was considered the 2.67 full members and the 3 alternate members of the Fiscal Council. - The member that received the highest individual compensation worked for 12 months.

363

13.12 - Compensation or indemnification mechanisms for the management in the event of dismissal from their job or retirement

There are no contractual arrangements, directors’ and officers’ liability insurance policies (“D&O”), or other instruments that structure compensation mechanisms or indemnification for the specific administrators for the hypothesis of removal from office or retirement.

As stated on item 12.11 of the Company’s Reference Form, the Company has D&O, contracted with the Insurer Zurich Minas Brasil Seguros S/A, for the period from November 30, 2021 to November 30, 2022, with premium value of approximately US$ 68,000.00 , for the coverage of losses and damages to third parties, for acts related to the exercise of functions and attributions of the administrators, during and after their respective mandates, up to the amount of US$ 15 million. For further details on this contract, see item 12.11 of the Company's Reference Form.

For more information on the insurance policies for payment or reimbursement of expenses borne by the Company's managers, see item 12.11 of the Reference Form.

364

13.13 - Percentage of the overall compensation held by the managers and members of the Fiscal Council that are parties related to the controlling shareholders

December 31, 2021

Body	No. of Members	Related Party’s Compensation	Total Compensation	%
Board of Directors	5.00	601,785.60	25,591,432.97	2%
Fiscal Council	-	-	1,808,132.40	0%
Board of Officers	-	-	83,664,608.96	0%
Total	5.00	601,785.60	111,064,174.33	1%

December 31, 2020

Body	No. of Members	Related Party’s Compensation	Total Compensation	%
Board of Directors	6.00	1,072,656.99	11,675,425.76	8
Fiscal Council	-	-	1,716,643.00	-
Board of Officers	-	-	52,867,011.81	-
Total	6.00	1,072,656.99	66,259,080.58	2

December 31, 2019

Body	No. of Members	Related Party’s Compensation	Total Compensation	%
Board of Directors	6.00	549,665.45	14,325,234.00	4
Fiscal Council	-	-	1,917,900.00	-
Board of Officers	-	-	60,838,118.00	-
Total	6.00	549,665.45	77,081,252.00	1

365

13.14 - Compensation to the managers and members of the Fiscal Council, grouped by body, received for any reason other than their position in the Company

There are no amounts recognized in the Company’s results for the last three fiscal years as compensation for members of the Board of Directors, Executive Board or the Supervisory Board, since they do not receive compensation from the Company for any other reason (e.g., consulting, advisory etc.), except as a result of the exercise of their positions.

366

13.15 - Compensation to the managers and members of the Fiscal Council recognized in the income statement of direct and indirect controlling shareholders, affiliates and subsidiaries of the issuer

Fiscal Year ended December 31, 2021 – Compensation received due to the position in the issuer

	Board of Directors(i)	Board of Officers	Fiscal Council	Total(ii)
Direct and indirect shareholders	102,292,210.51	15,863,775.58		118,155,986.10
Companies controlled by the issuer	-	-	-	-
Affiliates	-	-	-	-

Fiscal Year ended December 31, 2020 – Compensation received due to the position in the issuer

	Board of Directors(i)	Board of Officers	Fiscal Council	Total(ii)
Direct and indirect shareholders	95,037,249.60	8,765,417.90	-	103,802,667.50
Companies controlled by the issuer	-	-	-	-
Affiliates	-	-	-	-

Fiscal Year ended December 31, 2019 – Compensation received due to the position in the issuer

	Board of Directors(i)	Board of Officers	Fiscal Council	Total(ii)
Direct and indirect shareholders	225,805,583.01	8,546,989.01	-	234,352,572.02
Companies controlled by the issuer	-	-	-	-
Affiliates	-	-	-	-

(i) Original amounts in dollar, by converted into Brazilian Reais by the annual average rate of each fiscal year.

(ii) The amounts consider the accounting effects provided for in CPC 10 - Share-based Payment.

367

13.16 - Other relevant information:

According to the understanding of the CVM Collegiate body in the Proceeding No. 19957.007457/2018-10, which was included in Circular Notice/Annual-2022-CVM/SEP of the Superintendence of Relations with Companies (Superintendência de Relação com Empresas - SEP), and also provided for in the Circular-Notice No. 01/2021 of SEP, disclosed in 2021, as of the current fiscal year of 2021, the Company has started to report in item 13.2 of this Reference Form management’s compensation net of employer’s payroll charges. Therefore, for comparison purposes of the global compensation proposal of the current year with previous years, the Company informs below the employer’s contribution (INSS) to which members of its management and the Fiscal Council are eligible:

Forecast for 2022	Board of Directors	Board of Officers	Fiscal Council	Total
Total No. of members	12.00	14.00	6.00	32.00
No. of members receiving compensation	8.00	14.00	6.00	28.00
INSS	1,542,022	4,051,290	403,491	5,996,803

2021	Board of Directors	Board of Officers	Fiscal Council	Total
Total No. of members	12.00	13.00	6.00	31.00
No. of members receiving compensation	8.50	13.00	6.00	27.50
INSS	1,329,273	3,605,174	361,626	5,296,073

As described in item 13.4 of this Reference Form, the members of Company’s management are eligible to receive options with immediate exercise and five years lock up. We present in the table below information regarding the restricted shares as open of the Board of Directors and Board of Officers at the end of the last fiscal year.

DEFERRED SHARES

12/31/2021	Board of Directors	Board of Officers
No. of members	12.00	13.00
No. of members receiving compensation	0.00	0.00
Stock Options
Grant date	03/30/2017	03/30/2017
Number of options granted	-	-

368

Number of shares transferred upon the exercise of options during the lock up period	-	11,872
Lock up period of deferred shares	03/30/2022	03/30/2022
Weighted average exercise price:	17.210	17.210
Fair value of deferred shares on exercise date	-	204,317.12
Fair value of deferred shares on the last day of the fiscal year	-	185,203.20
Dilution after exercise of deferred shares	0.000000%	0.000075%

As described in item 13.4 of this Reference Form, the members of the Company's management are eligible to receive restricted shares subject to the Share Plan (options with immediate exercise). We present on the table below information on the restricted shares granted to the Board of Directors and to the Board of Officers within the scope of the Share Programs approved by the Board of Directors and with vesting periods still in progress at the end of the last fiscal year:

369

31/12/2021	Board of Directors	Board of Officers	Board of Directors	Board of Officers	Board of Directors	Board of Officers	Board of Directors	Board of Officers	Board of Directors	Board of Officers	Board of Directors	Board of Officers	Board of Directors	Board of Officers
Total No. of members	12.00	13.00	12.00	13.00	12.00	13.00	12.00	13.00	12.00	13.00	12.00	13.00	12.00	13.00
No. of members receiving compensation	2.00	9.00	1.00	5.00	2.00	10.00	2.00	10.00	0.00	3.00	0.00	7.00	0.00	11.00
Stock Options
Grant date	03/29/2018	03/29/2018	12/03/2018	12/03/2018	03/29/2019	03/29/2019	08/30/2019	08/30/2019	12/09/2019	12/09/2019	03/30/2020	03/30/2020	12/01/2020	12/01/2020
Number of options granted	67,408	86,238	-	-	26,266	98,634	40,078	114,017	-	-	-	8,302	-	-
Number of shares transferred upon the exercise of options during the lock up period	298,126	314,281	512,890	1,795,111	81,824	567,073	130,705	529,255	-	684,282	-	27,012	-	566,826
Lock up period of restricted shares	03/29/2024	03/29/2024	03/29/2024	03/29/2024	03/29/2024	03/29/2024	08/30/2024	08/30/2024	08/30/2024	08/30/2024	12/01/2023	08/30/2024	12/01/2023	12/01/2023
Weighted average exercise price:	22.34	22.34	16.92	16.92	16.83	16.83	19.8	19.8	18.05	18.05	-	14.54	13.98	13.98
Fair value of restricted shares on exercise date	6,660,134.84	7,021,037.54	8,678,098.80	30,373,278.12	1,377,097.92	9,543,838.59	2,587,959.00	10,479,249.00	-	12,351,290.10	-	392,754.48	-	7,924,227.48
Fair value of restricted shares on the last day of the fiscal year	4,650,765.60	4,902,783.60	8,001,084.00	28,003,731.60	1,276,454.40	8,846,338.80	2,038,998.00	8,256,378.00	-	10,674,799.20	-	421,387.20	-	8,842,485.60
Dilution after exercise of restricted shares	0.00%	0.00%	0.00%	0.01%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%

370

31/12/2021	Board of Directors	Board of Officers	Board of Directors	Board of Officers	Board of Directors	Board of Officers	Board of Directors	Board of Officers	Board of Directors	Board of Officers	Board of Directors	Board of Officers	Board of Directors	Board of Officers
Total No. of members	12.00	13.00	12.00	13.00	12.00	13.00	12.00	13.00	12.00	13.00	12.00	13.00	12.00	13.00
No. of members receiving compensation	4.00	11.00	-	1.00	-	4.00	-	12.00	7.00	12.00	-	1.00	-	1.00
Stock Options
Grant date	12/01/2020	12/01/2020	12/14/2020	12/14/2020	12/14/2020	12/14/2020	12/01/2021	12/01/2021	12/01/2021	12/01/2021	12/13/2021	12/13/2021	12/13/2021	12/13/2021
Number of options granted	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Number of shares transferred upon the exercise of options during the lock up period	357,647	566,821	-	87,453	-	1,836,518	-	462,903	384,429	462,898	-	219,247	-	219,247
Lock up period of restricted shares	12/01/2025	12/01/2025	12/14/2023	12/14/2023	12/14/2025	12/14/2025	12/01/2024	12/01/2024	12/01/2026	12/01/2026	12/13/2024	12/13/2024	12/13/2026	12/13/2026
Weighted average exercise price:	27,960	27,960	15,500	15,500	31,000	31,000	16,060	16,060	32,120	32,120	15,950	15,950	15,950	15,950
Fair value of restricted shares on exercise date	9,999,810.12	15,848,315.16	-	1,355,521.50	-	56,932,058.00	-	7,434,222.18	12,347,859.48	14,868,283.76	-	3,496,989.65	-	3,496,989.65
Fair value of restricted shares on the last day of the fiscal year	5,579,293.20	8,842,407.60	-	1,364,266.80	-	28,649,680.80	-	7,221,286.80	5,997,092.40	7,221,208.80	-	3,420,253.20	-	3,420,253.20
Dilution after exercise of restricted shares	0.002272%	0.003600%	0.000000%	0.000555%	0.000000%	0.011665%	0.000000%	0.002940%	0.002442%	0.002940%	0.000000%	0.001393%	0.000000%	0.001393%

371

As described in item 13.4 of this Reference Form, as from 2011, the Board of Directors approved, for certain officers deemed by Management to have greater potential, the granting of Share Appreciation Rights. Since this compensation modality does not include equity instruments, it does not imply the issue of shares and, consequently, a dilution for other shareholders.

The table below discloses the same information required for plans that use options whose exercise is not immediate.

12/31/2021	Board of Directors	Board of Officers	Board of Directors	Board of Officers
Total No. of members	12.00	13.00	12.00	13.00
No. of members receiving compensation	0.00	1.00	0.00	0.00
Stock Options
Grant date	12/20/2012	12/20/2012	12/22/2014	12/22/2014
Number of shares for calculation of appreciation	-	78,541	-	-
Share quotation on grant date	17.84	17.84	15.95	15.95
Lock up period regarding share appreciation rights	12/20/2022	12/20/2022	12/22/2019	12/22/2019

12/31/2021 Cont. I	Board of Directors	Board of Officers	Board of Directors	Board of Officers	Board of Directors	Board of Officers
Total No. of members	12.00	13.00	12.00	13.00	12.00	13.00
No. of members receiving compensation	0.00	1.00	0.00	0.00	0.00	2.00
Stock Options
Grant date	12/22/2014	12/22/2014	12/22/2015	12/22/2015	12/22/2015	12/22/2015
Number of shares for calculation of appreciation	-	104,368	-	-	-	404,544
Share quotation on grant date	15.95	15.95	18.00	18.00	18.00	18.00
Lock up period regarding share appreciation rights	12/22/2024	12/22/2024	12/22/2020	12/22/2020	12/22/2025	12/22/2025

372

14. Human resources

14.1 – Descriptions of human resources

a) number of employees (total, by groups based on the activity performed and by geographic location):

On December 31, 2021, the Company had the following number of employees consolidated by group of activities performed in the Company and by geographic location:

12/31/2021	Activity Performed
Location	Management	Sales and Distribution	Production	Total
Midwest Region	0	797	860	1,657
Northeast Region	0	1,772	2,829	4,601
North Region	0	465	528	993
Southeast Region	3,146	5,224	7,662	16,032
South Region	0	1,368	1,795	3,163
Total	3,146	9,626	13,674	26,446

On December 31, 2020, the Company had the following number of employees consolidated by group of activities performed in the Company and by geographic location:

12/31/2020	Activity Performed
Location	Management	Sales and Distribution	Production	Total
Midwest Region	0	849	1,011	1,860
Northeast Region	0	1,881	3,027	4,908
North Region	0	490	609	1,099
Southeast Region	2,283	5,262	8,241	15,786
South Region	0	1,458	2,346	3,804
Total	2,283	9,940	15,234	27,457

On December 31, 2019, the Company had the following number of employees consolidated by group of activities performed in the Company and by geographic location:

12/31/2019	Activity Performed
Location	Management	Sales and Distribution	Production	Total
Midwest Region	0	723	1,024	1,747
Northeast Region	0	1,940	3,027	4,967
North Region	0	834	639	1,473
Southeast Region	2,047	5,783	8,546	16,376
South Region	0	1,592	2,389	3,981
Total	2,047	10,872	15,625	28,544

b) number of outsourced employees (total, by groups based on the activity performed and by geographic location):

On December 31, 2021, the Company had the following number of outsourced employees by group of activities performed in the Company and by geographic location:

12/31/2021	Activity Performed
Location	Management	Sales and Distribution	Production	Total
Midwest Region	0	1,654	1,084	2,738
Northeast Region	0	2,101	3,121	5,222
North Region	0	1,779	210	1,989
Southeast Region	116	8,954	8,848	17,918
South Region	0	3,081	2,177	5,258
Total	116	17,569	15,440	33,125

373

On December 31, 2020, the Company had the following number of outsourced employees by group of activities performed in the Company and by geographic location:

12/31/2020	Activity Performed
Location	Management	Sales and Distribution	Production	Total
Midwest Region	0	1,350	1,030	2,380
Northeast Region	0	2,630	3,349	5,979
North Region	0	1,008	397	1,405
Southeast Region	116	8,694	9,069	17,879
South Region	0	2,740	1,959	4,699
Total	116	16,422	15,804	32,342

On December 31, 2019, the Company had the following number of outsourced employees by group of activities performed in the Company and by geographic location:

12/31/2019	Activity Performed
Location	Management	Sales and Distribution	Production	Total
Midwest Region	0	1,354	795	2,149
Northeast Region	0	2,688	3,065	5,753
North Region	0	900	385	1,285
Southeast Region	116	8,558	8,349	17,023
South Region	0	3,020	1,631	4,651
Total	116	16,520	14,225	30,861

c) Turnover

The Company’s average turnover rates (voluntary and involuntary terminations) for the years 2019, 2020 and 2021 were 6.92%, 5.22% and 5.90%, respectively.

374

14.2 – Material changes - human resources

Not applicable, since there have been no material changes in relation to the numbers disclosed in item 14.1 hereof.

375

14.3 – Description of employees’ compensation policy

(a) Salary and Variable Compensation Policy

The main purpose of the Company's compensation policy is to establish a compensation system that helps develop a high-performance culture. In this respect, the policy is to provide employees with fixed compensation in line with the market plus variable compensation based on their individual performance and the Company's performance, while ensuring alignment with shareholders' interests by encouraging employees to have an "owner’s” attitude.

Variable bonuses based on employees' performance are calculated annually reflecting the extent to which targets set by the Company, department or business unit, even considering environmental, social and governance (ESG) aspects for part of the team, or individual targets set by the Board of Directors, have been reached.

Bonus payments are subject to a three-level system under which the Company must initially reach efficiency targets set by the Board of Directors. Next each business unit must reach its own targets. Finally, employees must reach their individual targets.

For employees involved in operations, the Company has a collective award depending on production sites and distribution centers showing extraordinary performance. Bonus payments for distribution centers and production sites are based on classifications of different production sites and distribution centers.

(b) Benefits Policy

In addition to salary, Company employees receive additional benefits. Some of these benefits are mandatory as required by Brazilian law, some are governed by collective agreements and others are awarded voluntarily by the Company.

The benefit package for the Company's employees in Brazil is provided directly by the Company and indirectly by Fundação Zerrenner, which provides medical, dental, educational and social assistance to active and retired company employees and their beneficiaries and covered dependents, free of charge or at reduced cost. The Company may voluntarily contribute up to 10% of its consolidated net income as determined by Law No. 6404/76 and its Bylaws, to assist Fundação Zerrenner.

The Company provides health plans and benefits in accordance with local regulations for employees located at its operation sites outside Brazil.

(c) Characteristics of share-based compensation plan for non-management employees

On July 30, 2013, the Company approved at its Extraordinary General Meeting its Option Plan, pursuant to which the high-level employees and managers of the Company or of companies directly or indirectly controlled by it are eligible to receive stock options or ADRs issued by the Company.

Moreover, on April 29, 2016, the Company approved at its Annual and Extraordinary General Meeting its Stock Plan, which was updated by the Extraordinary General Meeting of April 24, 2020, according to which certain employees and members of the Company’s or its direct or indirect subsidiaries’ management are eligible to receive shares from the Company, including in the form of ADRs.

For more information on the Company’s Option Plan and Stock Plan, see item 13.4 hereof.

376

c.i) Groups of beneficiaries:

Senior employees and managers of the Company and its directly or indirectly held subsidiaries.

c.ii) Conditions for exercise:

Stock Option Plan

1) vesting period from five to ten years as of option granting date; 2) payment of exercise price within five business days of vesting; and, in some cases, 3) permanence in the Company for a period from two to ten years (depending on the program).

Share Based Compensation Plan

1) vesting period from three, five to ten years as of option granting date; and 2) permanence in the Company for a period from two to ten years (depending on the program).

c.iii) Exercise price:

Stock Option Plan

Program 2010 = R$6.95880

Program 2010.3 = R$9.35960

Program 2011.2 = R$11.9720

Program 2012.2 = R$17.198

Program 2012.3 = R$17.84

Programs 2013.2 = R$17.56

Program 2013.3 = R$16.70

Programs 2014.2 = R$16.85

Program 2014.3 = R$15.95

Program 2015.2 = R$18.64

Program 2015.3 = R$18.00

Program 2016.2 = R$17.15

Program 2016.3 = R$16.34

Program 2017.1 = R$16.89

Program 2017.1 = R$16.89

Program 2017.2 = R$17.21

Program 2017.4 = R$20.56

Program 2018.1 = R$22.40

Program 2018.3 = R$22.34

Program 2018.4 = R$16.92

Program 2019.1 = R$18.15

Program 2019.5 = R$18.05

Share Based Compensation Plan

Under the Share Plan, the grants were performed on a cash free basis.

377

c.iv) Exercise term:

Stock Option Plan

Program 2010 = from March 30, 2015 to March 30, 2020

Program 2010.3 = from November 30, 2015 to November 29, 2020

Program 2011.2 = from November 30, 2016 to November 29, 2021

Program 2012.2 = from November 30, 2017 to November 30, 2022

Program 2012.3 = from December 20, 2017 to December 20, 2022

Programs 2013.2 = from December 02, 2018 to December 02, 2023

Program 2013.3 = from December 19, 2018 to December 19, 2023

Programs 2014.2 = from December 03, 2019 to December 01, 2024

Program 2014.3 = from December 23, 2019 to December 23, 2024

Program 2015.2 = from December 1, 2020 to December 01, 2025

Program 2015.3 = from December 22, 2020 to December 22, 2025

Program 2016.2 = from December 1, 2021 to December 1, 2026

Program 2016.3 = from December 22, 2021 to December 22, 2026

Program 2017.1 = from December 15, 2019 to December 15, 2026

Program 2017.1 = from February 10, 2022 to February 10, 2027

Program 2017.2 = from March 30, 2017 to March 30, 2022

Program 2017.4 = from December 1, 2022 to December 1, 2027

Program 2018.1 = from February 22, 2023 to February 22, 2028

Program 2018.3 = from March 29, 2023 to March 29, 2028

Program 2018.4 = from December 3, 2023 to December 3, 2028

Program 2019.1 = from February 21, 2024 to February 21, 2029

Program 2019.5 = from December 2, 2024 to December 2, 2029

Share Based Compensation Plan

The delivery of the Restricted Shares shall occur after the expiration of the respective vesting periods, which will occur on the following dates:

Program 2016.2 = January 1, 2021

Program 2016.4 = December 22, 2021 (half) and December 22, 2026 (half)

Program 2016.5 = December 22, 2021

Program 2017.1 = December 1, 2022

Program 2017.2 = December 1, 2022

Program 2018.1 = March 2, 2023

Program 2018.3 = December 3, 2023

Program 2018.4 = December 3, 2023

Program 2018.5 = December 3, 2023

Program 2019.1 = March 6, 2024

Program 2019.2 = March 6, 2024

Program 2019.3 = July 29, 2024

Program 2019.6 = December 9, 2024

Program 2019.7 = December 9, 2024

Program 2020.1 = March 2, 2025

Program 2020.2 = March 2, 2025

Program 2020.3 = December 2, 2023 (half) and December 2, 2025 (half)

Program 2020.3.B = December 2, 2025

Program 2020.4 = December 2, 2023

Program 2020.5 = December 15, 2025

Program 2020.6 = December 15, 2025

Program 2020.7 = December 15, 2025

Program 2020.8 = December 15, 2023 (half) and December 15, 2025 (half)

Program 2021.1 = March 2, 2026

Program 2021.2 = March 2, 2024 (half) and March 2, 2026 (half)

Program 2021.3 = March 2, 2026

Program 2021.4 = March 2, 2024 (half) and March 2, 2026 (half)

Program 2021.5 = March 2, 2024

Program 2021.7 = December 2, 2024 (half) and December 2, 2026 (half)

378

Program 2021.8 = December 2, 2024

Program 2021.9 = December 2, 2026

Program 2021.10 = March 2, 2027

Program 2021.11 = December 14, 2026

Program 2021.12 = December 14, 2024 (half) and December 14, 2026 (half)

c.v) Quantity of shares committed by the plan:

Stock Option Plan

Program 2010 = 10,659,920 options

Program 2010.3 = 10,281,950 options

Program 2011.2 = 10,117,550 options

Program 2012.2 = 8,781,750 options

Program 2012.3 = 1,759,250 options

Program 2013.2 = 7,725,697 options

Program 2013.3 = 1,002,229 options

Program 2014.2 = 9,652,230 options

Program 2014.3 = 1,306,807 options

Program 2015.2 = 8,065,142 options

Program 2015.3 = 4,200,798 options

Program 2016.2 = 11,756,260 options

Program 2016.3 = 2,922,258 options

Program 2017.1 = 222,005 options

Program 2017.1 = 454,902 options

Program 2017.2 = 2,494,980 options

Program 2017.4 = 11,961,319 options

Program 2018.1 = 550,481 options

Program 2018.3 = 2,147,234 options

Program 2018.4 = 12,418,879 options

Program 2019.1 = 1,076,676 options

Program 2019.5 = 22,712,798 options

Share Based Compensation Plan

Program 2016.2 = 3,550,069 Restricted Shares

Program 2016.4 = 1,936,566 Restricted Shares

Program 2016.5 = 7,245,315 Restricted Shares

Program 2017.1 = 377,778 Restricted Shares

Program 2017.2 = 6,009,870 Restricted Shares

Program 2018.1 = 3,422,451 Restricted Shares

Program 2018.3 = 8,056,453 Restricted Shares

Program 2018.4 = 1,279,886 Restricted Shares

Program 2018.5 = 6,185,729 Restricted Shares

Program 2019.1 = 1,703,356 Restricted Shares

Program 2019.2 = 1,795,840 Restricted Shares

Program 2019.3 = 3,330,248 Restricted Shares

Program 2019.6 = 1,245,563 Restricted Shares

Program 2019.7 = 3,193,161 Restricted Shares

Program 2020.1 = 282,781 Restricted Shares

Program 2020.2 = 928,200 Restricted Shares

Program 2020.3 = 9,156,788 Restricted Shares

Program 2020.3.B = 398,114 Restricted Shares

379

Program 2020.4 = 912,373 Restricted Shares

Program 2020.5 = 2,775,439 Restricted Shares

Program 2020.6 = 3,885,607 Restricted Shares

Program 2020.7 = 1,110,168 Restricted Shares

Program 2020.8 = 163,261 Restricted Shares

Program 2021.1 = 156,993 Restricted Shares

Program 2021.2 = 394,137 Restricted Shares

Program 2021.3 = 1,136,016 Restricted Shares

Program 2021.4 = 100,850 Restricted Shares

Program 2021.5 = 5,438 Restricted Shares

Program 2021.7 = 11,592,630 Restricted Shares

Program 2021.8 = 2,165,703 Restricted Shares

Program 2021.9 = 369,980 Restricted Shares

Program 2021.10 = 1,176,646 Restricted Shares

Program 2021.11 = 1,547,348 Restricted Shares

Program 2021.12 = 422,008 Restricted Shares

380

14.4 – Description of relations between issuer and unions

All the Company's employees in Brazil are represented by labor unions but less than 5% are active members. The number of union members in the administrative and distribution sectors is not significant. Salary negotiations are conducted annually between the workers' unions and the Company. Collective bargaining agreements are negotiated separately for each unit or distribution center for one or two-year durations, and the Company normally signs new agreements on the date of the expiration of existing ones or before that.

The Company holds negotiations with unions in accordance with local legislation for employees located at its operations in countries other than Brazil.

On the date of this Reference Form, the Company maintains relation with 79 unions representing our employees.

In the last 3 fiscal years, the Company has not registered any stoppage or strike in its establishments.

381

14.5 Other relevant information

Diversity, Equity and Inclusion

As of December 31, 2021, the Company had the following information on the self-declaration of color/race, gender and age-group of its employees in Brazil:

Self-declared identity of color/race	% of representation in the Company
Yellow-Tan Skin (Color) – Asian origin	1.18%
White Skin (Color)	46.97%
Brown Skin (Color)	36.88%
Black Skin (Color)	12.83%
Indigenous (Race)	0.58%
Other	0.45%
I prefer not to answer	1.10%
Total	100.00%

Gender	% of representation in the Company
Female	21.79%
Male	78.21%
Total	100.00%

Age-group	% of representation in the Company
Up to 25-yo	13.97%
25 to 30-yo	21.36%
30 to 35-yo	20.43%
35 to 40-yo	16.71%
40 to 45-yo	11.72%
Over 45-yo	15.82%
Total	100.00%

382

15. Control and economic group

15.1 / 15.2 – Shareholding position

a) Business Name	b) Nationality	c) Taxpayer No. (CNPJ/CPF)	d) Quantity of Shares Held			e) Percentage holding			g) Shareholders’ Agreement	h) Legal representative's Name and Taxpayer No.	i) Date Last Altered
			Common	Preferred	Total	Common	Preferred	f) Total
1. InterBrew International BV	Holland	06.614.548/0001-08	8,441,916,367	-	8,441,916,367	53,600	-	53,600	Yes	Eduardo Carvalho de Paoli CPF No. 284.388.148-08 Ricardo Gonçalves Melo CPF No. 968.950.397-91	03/25/2021
1.1. ABI Inve. Holding Ltd - UK19	United Kingdom	-	10,254,210	-	10,254,210	100.00	-	100.00	-	-	11/20/2018
1.1.1. ABI UK Holding 2 – UK TopCo 2	United Kingdom	-	4	-	4	100.00	-	100.00	-	-	11/02/2021
1.1.1.1. ABI UK Hold 1 – UK TopCo 1	United Kingdom	-	90,886,959,826	-	90,886,959,826	100.00	-	100.00	-	-	05/12/2020
1.1.1.1.1. AB InBev Nederland Holding BV	Holland	-	91,196,315,346	-	91,196,315,346	59,140	-	59,140	-	-	11/20/2018
1.1.1.1.1.1 Anheuser-Busch InBev SA/NV	Belgium	-	23,828,202,209	-	23,828,202,209	67,620	-	67,620	-	-	07/29/2014
1.1.1.1.1.2. InBev Belgium BV	Belgium	-	11,408,224,462	-	11,408,224,462	32,380	-	32,380	-	-	03/21/2014
1.1.1.1.1.2.1. Anheuser-Busch InBev SA/NV	Belgium	-	12,217,499	-	12,217,499	99.99	-	99.99	-	-	12/18/2012
1.1.1.1.1.2.2. Ambrew Sarl	Luxembourg	-	1,050	-	1,050	0,010	-	0,010	-	-	11/17/2016
1.1.1.1.2. InBev Belgium BV	Belgium	-	5,930,822,218	-	5,930,822,218	3,850	-	3,850	-	-	03/25/2020
1.1.1.1.3. ABI UK Finance	United Kingdom	-	14,253,174,293	-	14,253,174,293	9,240	-	9,240	-	-	05/03/2018
1.1.1.1.3.1. ABEL- Anheuser-Busch Europe Limited	United Kingdom	-	14,152,195,252	-	14,152,195,252	100.00	-	100.00	-	-	12/31/2016

383

a) Business Name	b) Nationality	c) Taxpayer No. (CNPJ/CPF)	d) Quantity of Shares Held			e) Percentage holding			g) Shareholders’ Agreement	h) Legal representative's Name and Taxpayer No.	i) Date Last Altered
			Common	Preferred	Total	Common	Preferred	f) Total
1.1.1.1.3.1.1 Ambrew Sarl	Luxembourg	06.250.266/0001-79	9,001,046,241	-	9,001,046,241	100.00	-	100.00	-	-	09/21/2015
1.1.1.1.4 Anheuser-Busch InBev SA/NV	Belgium	-	42,822,648,747	-	42,822,648,747	27,770	-	27,770	-	-	03/25/2020
2. AmBrew S.à.r.l	Luxembourg	06.250.266/0001-79	1,286,821,656	-	1,286,821,656	8,170	-	8,170	Yes	Eduardo Carvalho de Paoli CPF No. 284.388.148-08 Ricardo Gonçalves Melo CPF No. 968.950.397-91	01/21/2022
2.1. Anheuser-Busch InBev SA/NV	Belgium	-	26,793,424	-	26,793,424	100.00	-	100.00	-	-	12/16/2020
2.1.1. Stichting Anheuser-Busch InBev	Holland	-	663,074,832	-	663,074,832	33.62	-	33,470	-	-	12/20/2010
2.1.1.1. BRC S.àr.l.	Luxembourg	-	331,537,416	-	331,537,416	50.00	-	50.00	-	-	12/20/2010
2.1.1.1.1. S-BR Global Investments Limited	Bahamas	-	15,557,832,203	-	15,557,832,203	100.00	-	93,639	-	-	06/20/2017
2.1.1.1.1.1. Santa Erika Ltd.	Bahamas	-	1,640,810	637,730	2,278,540	50.00	76,340	55,345	-	-	06/20/2017
2.1.1.1.1.1.1. INPAR Investment Fund	Holland	-	99,992	-	99,992	100.00	-	100.00	-	-	06/20/2017
2.1.1.1.1.1.1.1. Stichting Enable	Holland	-	188,379,030,843	-	188,379,030,843	100.00	-	100.00	-	-	06/20/2017
2.1.1.1.1.1.1.1.1. Inpar VOF	Holland	-	100	-	100	100.00	-	100.00	-	-	06/20/2017
2.1.1.1.1.1.1.1.1.1. Jorge Paulo Lemann	Brazil / Switzerland	005.392.877-68	996	-	996	99,600	-	99,600	-	-	06/20/2017
2.1.1.1.2. Santa Heloisa Ltd.	Bahamas	-	820,405	-	820,405	25.00	-	19,927	-	-	06/20/2017
2.1.1.1.2.1. CCCHHS Holdings Ltd.	Bahamas	-	49,996	-	49,996	100.00	-	100.00	-	-	10/25/2017
2.1.1.1.2.1.1. FS Holdings Limited	Bahamas	-	100	-	100	100.00	-	100.00	-	-	10/25/2017

384

a) Business Name	b) Nationality	c) Taxpayer No. (CNPJ/CPF)	d) Quantity of Shares Held			e) Percentage holding			g) Shareholders’ Agreement	h) Legal representative's Name and Taxpayer No.	i) Date Last Altered
			Common	Preferred	Total	Common	Preferred	f) Total
2.1.1.1.2.1.1.1. Carlos Alberto da Veiga Sicupira	Brazil	041.895.317-15	73,260,984	-	73,260,984	100.00	-	100.00	-	-	06/20/2017
2.1.1.1.3. Santa Paciência Ltd.	Bahamas	-	820,405	197,643	1,018,048	25.00	23,660	24,728	-	-	06/20/2017
2.1.1.1.3.1. MCMT Holding Limited	Bahamas	-	49,996	-	49,996	100.00	-	100.00	-	-	06/20/2017
2.1.1.1.3.1.1. MTFD Holding Ltd.	Bahamas	-	100	-	100	100.00	-	100.00	-	-	06/20/2017
2.1.1.1.3.1.1.1. Marcel Herrmann Telles	Brazil	235.839.087-91	6,362,543		6,362,543	100.00	0	100.00	-	-	06/20/2017
2.1.1.1.2 BR Global Investments SCS	Luxembourg	-	-	3,043,417,797	3,043,417,797	-	-	16,361	-	-	01/03/2019
2.1.1.1.2.1 BR Global Investments GP	Luxembourg	-	400	-	400	100.00	-	100.00	-	-	12/21/2018
2.1.1.1.2.1.1 Santa Erika Ltd.	Bahamas	-	4,000	-	4,000	33,334	-	33,334	-	-	12/21/2018
2.1.1.1.2.1.2 Santa Heloisa Ltd.	Bahamas	-	4,000	-	4,000	33,333	-	33,333	-	-	12/21/2018
2.1.1.1.2.1.3 Santa Paciência Ltd.	Bahamas	-	4,000	-	4,000	33,333	-	33,333	-	-	12/21/2018
2.1.1.2 EPS Participations S.à r.l.	Luxembourg	-	331,537,416	-	331,537,416	50.00	-	50.00	-	-	02/09/2012
3. FAHZ	Brazil	60.480.480/0001-67	1,609,987,301	-	1,609,987,301	10,220	-	10,220	Yes	-	12/31/2018
4. Other	-	-	4,406,160,456	-	4,406,160,456	27,980	-	27,980	No	-	03/30/2022
5. Treasury	-	-	5,331,071	-	5,331,071	0,030	-	0,030	-	-	03/17/2022
Total	-	-	15,750,216,851	-	15,750,216,851	100.00	-	100.00	-	-

385

15.3- Capital Distribution

Date of last meeting/Date of last alteration	April 29, 2022
Number of individual shareholders (Units)	354,893
Number of corporate shareholders (Units)	1,887
Number of institutional investors (Units)	729

Outstanding Shares

Outstanding shares corresponding to all of the issuer's shares except those held by the controlling shareholder, its related persons, the issuer's directors and shares held in treasury

Quantity of common shares (Units)	4,386,652,506	27.8514%
Quantity of preference shares (Units)	-	-
Total	4,386,652,506	27.8514%

386

15.4 – Economic group and ownership structure

JP Lemann
99,6 %
Inpar VOF
Netherlands
100 %
Stichting Enable
Netherlands
100 %
Inpar Investment Fund
Netherlands
Santa Erika Ltd.
Bahamas
CA Sicupira
100 %
FS Holdings Limited
Bahamas
100 %
CCHHS Holding Ltd.
Bahamas
100 %
Santa Heloisa Ltd.
Bahamas
MH Telles
100 %
MTFD Holding
Bahamas
100 %
MCMT Holding
Bahamas
100 %
Santa Paciencia Ltd.
Bahamas
33,33%
33,33%
33,33%
19,92%
24,72%
55,34%
100 %
BR Global Inv. GP
Bahamas
100%
BR Global Investments SCS
Luxembourg
S-BR Global Investments Ltd.
Bahamas
81,04%
15,85%
BRC S.à r.l.
Luxembourg
50,0%
1,75 %
Stichting ABI
Netherlands
EPS Participations S.à r.l.
50,0%
33,47%
AB InBev S.A. N.V.
Belgium

387

AB Inbev SA/NV
Bélgica
Inbev Belgium BV
AB Inbev SA/NV 99,99%
Ambrew S.à.r.l 0,01%
Holanda
ABI NL Holding BV
AB Inbev SA/NV 67,62%
Inbev Belgium BV 32,38%
Reino Unido
ABI UK Hold 1-UK TopCo 1
ABI NL Holding BV 59,14%
ABI SA/NV 27,77%
ABI UK Finance 9,24%
InBev Belgium BV 3,85%
Reino Unido
ABI UK Holding 2-UK TopCo 2
ABI UK Hold 1-UK TopCo 1 100,00%
Reino Unido
ABI Inve. Holding Ltd - UK19
ABI UK Holding 2 – UK TopCo 2 100,00%
Holanda
Interbrew International BV
ABI Inve. Holding Ltd - UK19 100,00%
Luxemburgo
Ambrew S.à.r.l
AB Inbev SA/NV 100,00%
Reino Unido
ABEL
Ambrew S.à.r.l 100,00%
Luxemburgo
ABI UK Finance
ABEL 100,00%
Brasil
FAHZ
Outros 100,00%
Outros
Outros 100,00%
Ambev S.A.
Interbrew 53,60%
Ambrew 8,17%
Fahz 10,22%
Outros 28,01%
DAHLEN
Ambev S.A. 100,00%
Hohneck Arg
Ambev S.A. 100,00%
Lambic SA
Ambev S.A. 100,00%
Hohneck Chile
Hohneck Arg 99,9998%
Others 0,0002%
DUNVEGAN
Hohneck Chile 47,69%
Hohneck Arg 52,31%
Lambic Chile
Lambic S.A. 100,0000%
Others 0,00001%
NCAQ
Lambic Chile 99,9999995
Dunvegan 0,000000005%
TENEDORA
Ambev S.A 80,61%
ELJ 15,00%
Arosuco 4,39%
AmbevLux S.à r.L
Ambev S.A. 100,0%
AMPAR
Ambev Luxembourg 100,00%
CND
Tenedora 99,67%
Others 0,33%
Labatt Brewing
Ambev Luxembourg 100,00%
CAC region subsidiaries
Canada region subsidiaries
Abejas Log.Group S.R.L
Ambev S.A. 99,50%
CRBS 0,50%
Linthal ROU
Ambev Luxembourg 100,00%
LASI
Linthal 100,0%
Cerbuco
Ambev Luxembourg 100,00%
Cerv. y Malteria Quilmes
LASI 94,74%
Linthal 5,01%
Others 0,25%
Bucanero
Cerbuco 50,00%
Coralsa 50,00%
LAS region subsidiaries
Cerv. Paraguaya S.A
LASI 87,14%
PNC 0,22%
Others 12,64%
LAScan Beverage Co
LASI 100,00%
Inv. Bemberg Chile
LASI 99,999%
Mulpún S.A 0,001%
Cerveceria Bolíviana
LAScan BC 85,40%
Others 14,60%
Cerveceria Chile
LASI 97,283%
Inv. Bemberg 2,717%
Mulpún S.A 0,00001%
AROSUCO
Ambev S.A. 99,99999998%
RPO 0,00000002%
AmbevTech Ltda
Arosuco 100,0%
Menupontocom
Arosuco 100,00%
Donus Holding
Arosuco 100,00%
Beec Ind. Pag. Ltda
Donus Holding 100,00%
Get in Tecnologia S.A.
Arosuco 100,00%
CRBS
Arosuco 99,98948%
Ambev S.A. 0,01052%
RTD Luxembourg S.à.R.L.
CRBS S/A 100,00000%
Cervejaria ZX S.A.
Ambev S.A. 99,999999%
Arosuco 0,000001%
Cervejaria Pratinha
Cervejaria ZX 100,00%
Zé Soluções Tecnol. Com.Beb.Lt
Cervejaria ZX 100,00%
LIZAR
Ambev S.A. 99,999%
Arosuco 0,001%
RPO
Ambev S.A. 99,9981%
CRBS 0,0019%
ZXExperience Bares
RPO 99,999%
Ambev S.A. 0,001%
B Blend Maquinas
Ambev S.A. 50,00%
Whirlpool 50,00%
Bebidas Fantásticas
Ambev S.A. 99,99999%
CRBS 0,00001%
Inorivel Cia Bebidas
B. Fantást. 100,0000%
Cerveceria Nacional SRL
Ambev S.A. 99,00%
Distrib.Comerc. 1,00%
Distrib. Comerc.
Cerv. Nacional S 99,00%
Ambev S.A. 1,00%
Mar del Sur Logistica, S.A
Cerv. Nacional S 100,00%
JALUA
Ambev S.A. 100,00%
MONTHIERS
Jalua 100,00%
Ind.del Atlántico
Monthiers 50,00002%
Others 49,99998%
CYMPAY
Monthiers 100,00%
PAMPA
Ambev S.A. 60,00%
Monthiers 40,00%
MUSA
Malt. Pampa 100,00%
Brazilian Companies
Offshore Companies

388

15.5 – Shareholders’ agreement filed at the issuer’s head office, or to which the controlling shareholder is a party

Shareholders’ Agreement that became effective as from July 2, 2019 (“2019 Shareholders’ Agreement”)

On July 2, 2019, became effective the new shareholders’ agreement entered into, on April 16, 2013, by AmBrew S.A., InterBrew International B.V., both part of the current control group of the Company, and Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência, minority and non-controlling shareholder of the Company (the “Parties” and “2019 Shareholders’ Agreement”, respectively).

a)               The Parties

The 2019 Shareholders’ Agreement was entered into by AmBrew S.A., InterBrew International B.V. and Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência.”

b)               Signing Date

The 2019 Shareholders’ Agreement was entered into on April 16, 2013.

c)               Term of effectiveness

Considering the approval of the merger of shares, as a condition of effectiveness, announced on July 30, 2013, as provided for in item 6.3 of this Reference Form, the 2019 Shareholders’ Agreement became effective as from July 2, 2019, remaining in force as long as Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência is the owner of at least 1,501,432,405 shares issued by the Company, this quantity being adjusted for bonuses, stock splits and reverse splits of shares (“Minimum Interest”). Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência may rescind the 2019 Shareholders’ Agreement at any time.

d)               Exercise of voting rights and controlling power

As provided for in the 2019 Shareholders’ Agreement, the Parties must organize a meeting previously to the annual shareholders’ meeting or meeting of the Board of Directors of the Company or its subsidiaries, in order to discuss and establish a consensus among the Parties during these meetings.

In the absence of consensus by the Parties regarding a particular subject, the shareholder with the greatest number of voting shares in the Company, i.e. InterBrew International B.V., will resolve on the decision to be adopted by all Parties to the 2019 Shareholders’ Agreement. This provision will not be applicable to decisions regarding the: (i) election of the members of the Board of Directors or members of the committees established by this Board, in compliance with the specific election rule described below; and (ii) voting on the subjects below, which require the unanimous approval of the Parties: (a) changes in the Company’s Bylaws and/or the bylaws of its subsidiaries intended to modify: (i) the corporate purpose, in order to interrupt the production, trading and distribution of beverages; (ii the form of allocation of income for each fiscal year, in accordance with the Company's Bylaws and the equivalent provisions set forth in the bylaws of subsidiaries that are sponsors of the Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência; (iii) the minimum mandatory dividends of 40% of the Company’s net income; and/or (iv) any other provision that may affect the rights of the Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência, under the terms of the 2019 Shareholders’ Agreement; and (b) the transformation of the Company into another type of corporation, cases in which the adoption of any resolution will depend on the consensus of the shareholders.

389

e)               Description of sections related to the appointment of managers or members of statutory committees or those who shall hold managerial positions

The Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência shall be entitled to elect two permanent members and their alternates on the Company's Board of Directors, as long as the foundation maintains the Minimum Interest. Accordingly, AmBrew S.A. and InterBrew International B.V. have the right to elect the majority of the members of the Company's Board of Directors.

One of the members of the Board of Directors appointed by the Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência shall be entitled to participate, as observer, in the Operations, Finance and Remuneration Committee and the Related Parties and Antitrust Compliance Committee of the Company, as well as in any other committee to be created by the Board of Directors. Additionally, the Parties to the 2019 Shareholders’ Agreement undertake to use their best efforts to enable the said observer to attend meetings of the Fiscal Council, whenever installed. The Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência may remove the directors it has appointed to the Board of Directors, being also entitled to appoint their alternates or new alternates, if the alternate originally appointed is confirmed for the vacant position.

The above rules relating to the Company's management, and provided for in the 2019 Shareholders’ Agreement, are not applicable to management bodies of the Company's subsidiaries.

f)                Share transfer and preemptive rights

The 2019 Shareholders’ Agreement provides that, upon the occurrence of any of the events indicated below, the shares thus transferred will still be bound by the 2019 Shareholders’ Agreement, and the new buyer must subscribe to the 2019 Shareholders’ Agreement, for the transfer to be effective: (i) sale of Company shares by AmBrew S.A. and/or InterBrew International B.V., resulting in the reduction of these shareholders’ joint interest to less than 50% plus one share of the Company’s voting capital; and/or (ii) sale of Company shares by Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência, in a single operation to a single buyer, in a sole block representing a certain minimum number of shares issued by the Company, in compliance with the procedure for sale of shares by Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência described below.

The 2019 Shareholders’ Agreement also provides that Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência may, at any time, delink Company shares held by them from the 2019 Shareholders’ Agreement to sell them on a stock exchange or organized over-the-counter market, as long as: (i) the Fundação maintains a certain minimum number of the Company shares bound by the 2019 Shareholders’ Agreement, and (ii) it observes the procedure to sell the shares described below.

If Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência intends to sell Company shares which it owns, or delink them from the 2019 Shareholders’ Agreement, on the terms indicated above, it shall tender the shares under consideration to other parties of the 2019 Shareholders’ Meeting for the weighted average price of the Company shares over the past 20 trading sessions immediately preceding the date of offer on the stock exchange where these shares are most traded (or, in the absence of trading in these shares, in at least half of these trading sessions, over the past 40 trading sessions immediately preceding the date of offer). The tendered parties shall have five days from the date of the first offer to accept or refuse the offer. In the event the offer is expressly or unconditionally rejected (or the tendered parties fail to pay the price promptly), Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência shall have 10 days to conclude the sale of shares to a third party or delink them from the 2019 Shareholders’ Agreement to sell them on a stock exchange or organized over-the-counter market, as of the end of five-day term mentioned above.

390

g)               Description of clauses restricting or binding the voting rights of members of the board of directors and other inspection and control bodies

The 2019 Shareholders’ Agreement provides that all Company shareholder that are parties to the agreement undertake to exercise their voting rights at the Company’s shareholders’ meetings, and to instruct their representatives on the Company’s board of directors and those of its subsidiaries to act and vote in these corporate bodies, so as always to ensure compliance with the basic principles and other terms of the 2019 Shareholders’ Agreement.

However, the resolutions at preliminary meetings do not bind the shareholders’ vote, or that of members appointed by them to the Company’s Board of Directors or those of its subsidiaries, in matters related to:

a) analysis of the Company’s Management accounts and those of any of its subsidiaries;

b) analysis, discussion and resolution on the Management report and the financial statements of the Company and any of its subsidiaries;

c) cases characterized as abusive exercise of power, provided for in Article 117, Paragraph 1 of Law No. 6404/76; and

d) practices inherent to the duty of diligence and loyalty and other Management duties set forth in Articles 153 to 158 of Law No. 6404/76.

391

15.6 – Material changes in equity interests held by members of the controlling group and by the issuer’s management

There was no material change in the shareholding of members of the controlling group and management of the Company in the last three fiscal years.

392

15.7 – Main corporate transactions

Not applicable, since, in the last three fiscal years, there were no corporate operations in the group that had a material effect on the Company.

393

15.8 - Other material information

Not applicable, since all relevant information was provided in the other items.

394

16. Transactions with related parties

16.1 – Description of the issuer’s rules, policies and practices regarding transactions with related parties

The Company has a “Policy on Transactions with Related Parties” (“Related Parties Policy”) in compliance with the recommendations of the Brazilian Code of Corporate Governance and its provisions were consolidated and approved at a meeting of the Company’s Board of Directors held on September 19, 2018 and updated at a meeting of the Company’s Board of Directors held on October 14, 2021. The Related Parties Policy establishes the rules and procedures to be complied with by the Company and its subsidiaries, and all their relevant employees, managers and controlling shareholder(s) or persons with significant influence, in transactions involving related parties and situations involving conflict of interests, in order to ensure that the Company’s decisions are taken in the best interest of the Company and its shareholders, further ensuring transparency to the shareholders, investors and to the market in general and equal treatment with third parties, pursuant to the best corporate governance practices.

The definition of “related party”, for the purposes of the Related Parties Policy, is in conformity with the terms of the Technical Pronouncement CPC No. 05 (R1), of the Brazilian Accounting Pronouncements Committee, approved by the Brazilian Securities and Exchange Commission through the CVM Resolution No. 642/10, provided that “related party transaction” is the transfer of funds, services or obligations between related parties, regardless of price being charged in consideration thereof.

The Related Parties Policy provides for, among other rules, that (i) transactions between related parties must be (a) entered into on an arm’s length9 basis and in accordance with the provisions of the Related Parties Policy, the Company’s Bylaws and applicable law, (b) perfected in writing, specifying its main characteristics and conditions, and (c) disclosed, if required by applicable rules, through the financial statements, in this Reference Form, the disclosure of a material fact or notice to the market (when the transaction is characterized as such) and by other means set forth by the applicable law: (ii) the Company (or its subsidiaries), on the one hand, and the Company’s controlling shareholders and its managers (members of the Board of Directors and Executive Board) on the other, are prohibited to make loans; and (iii) forms of compensation of advisors, consultants or intermediaries that generate conflicts of interests with the Company, its subsidiaries, its administrators or shareholders are prohibited.

Pursuant to the Related Parties Policy, and according to the provisions of the Company’s By-laws and applicable legislation, transactions with related parties that require prior approval from the Board of Directors shall be previously submitted to the analysis of the Company’s Related Parties and Antitrust Compliance Committee. It should be noted that, pursuant to Article 21, item (m), of the Company’s By-laws, the Board of Directors shall approve any business or agreements between the Company and/or any of its controlled subsidiaries (except wholly owned subsidiaries), managers and/or shareholders (including direct or indirect partners of Company’s shareholders). For more information on the matters that are subject to the resolution by Company’s Board of Directors, see item 12.1 of this Reference Form.

9 According to the Related Parties Policy, these transactions are those with respect to which the following principles were observed during negotiations, as applicable: (a) competitiveness (prices and conditions compatible with the prices and conditions practiced in the market), (b) conformity (adherence of the services provided to the contractual terms and responsibilities practiced by the Company and to the appropriate information security controls), (c) transparency (appropriate report of the conditions agreed upon and of their effects on the financial statements of the Company, under the terms of the applicable legislation), and (d) equal treatment (compliance with the same principles and procedures that govern negotiations conducted by the Company with independent parties), as well as the premises, duties and obligations usually agreed upon with third parties other than related parties.

395

In turn, the Company’s Related Parties and Antitrust Compliance Committee shall, pursuant to its internal regulations, (i) analyze, follow-up and express its opinion on transactions with related parties submitted to its analysis, recommending or not its approval to the Board of Directors; (ii) analyze, follow-up and express its opinion on issues involving situations of potential conflict of interest between the Company (or its subsidiaries), on the one side, and its administrators and controllers, on the other side; and (iii) recommend, as deemed necessary therefore, the adoption of policies applicable to transactions between related parties. Company management shall, whenever possible, submit for due appreciation by the committee market alternatives to the transaction in question, taking into account the risk factors involved. In the exercise of its duties, the committee may also request the hiring of legal, accounting and financial advisors and request independent evaluation reports, prepared without the participation of any party involved in the Transaction with Related Party (whether it is a bank, lawyer, specialized consulting company, etc.), as it deems necessary to base the transaction under consideration. In such cases, such committee, which has two external members (i.e., who does not make part of the Company’s Board of Directors), shall review and express its opinion on the operation in question.

In accordance with the provisions of Article 156 of Law No. 6,404/76, Article 19, third paragraph of the Company’s By-laws, and of the Related Parties and Antitrust Compliance Committee’s internal regulations, the members of such committee and/or Company’s Board of Directors are prohibited from having access to information, voting or intervening in any operation in which they have conflicting interests with those of the Company.

Law No. 6,404/76 also prohibits directors and officers from: (i) performing any act free of charge with the use of the Company’s assets, to the detriment of the Company; (ii) receiving, as a result of their position, any type of direct or indirect personal advantage from third parties, without authorization contained in the respective Bylaws or granted through a shareholders’ meeting; and (iii) intervening in any social operation in which they have an interest that conflicts with that of the Company, or in the resolutions that the other directors take in this regard.

In addition, the transactions with related parties that do not require prior approval by the Board of Directors, under the terms of the Company’s By-laws and applicable legislation, shall be approved in accordance with the Company’s internal rules in force at the time of its performance (DAG – Delegation of Authority Guide).

Finally, any Transaction with a Related Party, the amount of which corresponds to more than fifty percent (50%) of the total amount of the Company’s assets, shall be submitted for approval by the Company’s shareholders at a General Meeting, as included in the Company’s last balance sheet approved at a General Shareholders’ Meeting, pursuant to art. 122, item X, of Law No. 6,404/76, with wording given by Law No. 14,195/21.

Company’s Related Parties Policy can be found at the following site: ri.ambev.com.br, under “Corporate Governance”, “Policies, Codes and Regulations”, “Policy on Transactions with Related Parties”, as well as physically at the Company’s principal place of business, located in the city of São Paulo, State of São Paulo, at Rua Dr. Renato Paes de Barros, 1,017, 4th floor, Itaim Bibi, São Paulo, SP, Brazil, Postal Code 04530-001.

396

16.2 - Information on transactions with related parties

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Loan or other type of debt	Interest rate charged
AB INBEV UK	12/31/2021	84,000.00	84,000.00	-	Indefinite	No	N/A
Relationship with Issuer	Affiliate
Object of Agreement	Accounts receivable – Rendering of services / expenses reimbursements and others
Warranties and insurances	-
Termination or extinction	-
Nature and reason for transaction	Reimbursement of Expenses - Sales Events
Contractual position of Issuer	Creditor
Specify	-

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Loan or other type of debt	Interest rate charged
Anheuser-Busch Inbev Africa (Pty) Ltd	12/31/2021	5,199,000.00	5,199,000.00	-	Indefinite	No	N/A
Relationship with Issuer	Affiliate
Object of Agreement	Accounts receivable – Rendering of services / expenses reimbursements and others
Warranties and insurances	-
Termination or extinction	-
Nature and reason for transaction	Administrative Services
Contractual position of Issuer	Creditor
Specify	-

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Loan or other type of debt	Interest rate charged
Anheuser-Busch Inbev Africa (Pty) Ltd	12/31/2021	83,000.00	83,000.00	-	Indefinite	No	N/A
Relationship with Issuer	Affiliate
Object of Agreement	Accounts receivable – Rendering of services / expenses reimbursements and others
Warranties and insurances	-
Termination or extinction	-
Nature and reason for transaction	Reimbursement of Expatriates’ Expenses
Contractual position of Issuer	Creditor
Specify	-

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Loan or other type of debt	Interest rate charged
ANHEUSER-BUSCH INBEV DEUTSCHLAND	12/31/2021	34,000.00	34,000.00	-	Indefinite	No	N/A
Relationship with Issuer	Affiliate
Object of Agreement	Accounts receivable – Rendering of services / expenses reimbursements and others
Warranties and insurances	-
Termination or extinction	-
Nature and reason for transaction	Packaging Warehouses
Contractual position of Issuer	Creditor
Specify	-

397

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Loan or other type of debt	Interest rate charged
ANHEUSER-BUSCH INBEV DEUTSCHLAND	12/31/2021	747,000.00	747,000.00	-	Indefinite	No	N/A
Relationship with Issuer	Affiliate
Object of the agreement	Accounts receivable – Products / Acquisitions and Others: Sale of Products
Warranties and insurances	-
Termination or extinction	According to applicable law
Nature and reason for the transaction	Sale of Products
Contractual position of Issuer	Creditor
Specify	-

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Loan or other type of debt	Interest rate charged
ANHEUSER-BUSCH INBEV DEUTSCHLAND	12/31/2021	-839,000.00	-839,000.00	-	Indefinite	No	N/A
Relationship with Issuer	Affiliate
Object of the agreement	Accounts payable – Products / Acquisitions and Others: Acquisition of Products
Warranties and insurances	-
Termination or extinction	-
Nature and reason for the transaction	Acquisition of Products
Contractual position of Issuer	Debtor
Specify	-

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Loan or other type of debt	Interest rate charged
ANHEUSER-BUSCH INBEV DEUTSCHLAND	12/31/2021	666,000.00	666,000.00	-	Indefinite	No	NA
Relationship with Issuer	Affiliate
Object of the agreement	Accounts payable – Rendering of services / expenses reimbursements and others
Warranties and insurances	-
Termination or extinction	-
Nature and reason for the transaction	Administrative Services
Contractual position of Issuer	Debtor
Specify	-

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Loan or other type of debt	Interest rate charged
ANHEUSER-BUSCH INBEV DEUTSCHLAND	12/31/2021	35,935,000.00	35,935,000.00	-	Indefinite	No	NA
Relationship with Issuer	Affiliate
Object of the agreement	Accounts payable – Products / Acquisitions and Others: Acquisition of Products
Warranties and insurances	-
Termination or extinction	According to applicable law
Nature and reason for the transaction	Acquisition of Products
Contractual position of Issuer	Debtor
Specify	-

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Loan or other type of debt	Interest rate charged
Anheuser-Busch InBev N.V.	12/31/2021	41,241,908.26	41,241,908.26	-	Indefinite	No	N/A
Relationship with Issuer	Controlling entity
Object of the agreement	Accounts receivable- Rendering of services / expenses reimbursements and others
Warranties and insurances	-

398

Termination or extinction	-
Nature and reason for the transaction	Administrative Services
Contractual position of Issuer	Creditor
Specify	-

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Loan or other type of debt	Interest rate charged
Anheuser-Busch InBev N.V.	12/31/2021	836,000.00	836,000.00	-	Indefinite	No	N/A
Relationship with Issuer	Controlling entity
Object of the agreement	Accounts receivable - Rendering of services / expenses reimbursements and others
Warranties and insurances	-
Termination or extinction	-
Nature and reason for the transaction	Reimbursement of Expatriates’ Expenses
Contractual position of Issuer	Creditor
Specify	-

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Loan or other type of debt	Interest rate charged
Anheuser-Busch InBev N.V.	12/31/2021	2,628,000.00	2,628,000.00	-	Indefinite	No	N/A
Relationship with Issuer	Controlling entity
Object of the agreement	Accounts receivable – Products / Acquisitions and Others: Sale of Products
Warranties and insurances	-
Termination or extinction	According to applicable law
Nature and reason for the transaction	Sale of Products
Contractual position of Issuer	Creditor
Specify	-

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Loan or other type of debt	Interest rate charged
Anheuser-Busch InBev N.V.	12/31/2021	169,891.26	169,891.26	-	Indefinite	No	N/A
Relationship with Issuer	Controlling entity
Object of the agreement	Accounts payable - Rendering of services / expenses reimbursements and others
Warranties and insurances	-
Termination or extinction	-
Nature and reason for the transaction	People and Management Project
Contractual position of Issuer	Debtor
Specify	-

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Loan or other type of debt	Interest rate charged
Anheuser-Busch InBev N.V.	12/31/2021	25,156,012.3 0	25,156,012.3 0	-	Indefinite	No	N/A
Relationship with Issuer	Controlling entity
Object of the agreement	Accounts payable - Rendering of services / expenses reimbursements and others
Warranties and insurances	-
Termination or extinction	-
Nature and reason for the transaction	Administrative Services
Contractual position of Issuer	Debtor

399

Specify	-

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Loan or other type of debt	Interest rate charged
Anheuser-Busch InBev N.V.	12/31/2021	47,650,096.45	47,650,096.45	-	Indefinite	No	N/A
Relationship with Issuer	Controlling entity
Object of the agreement	Accounts payable - Rendering of services / reimbursement of expenses and others
Warranties and insurances	-
Termination or extinction	-
Nature and reason for the transaction	Reimbursement of Expatriates’ Expenses
Contractual position of Issuer	Debtor
Specify	-

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Loan or other type of debt	Interest rate charged
Anheuser-Busch InBev N.V.	12/31/2021	6,618,000.00	6,618,000.00	-	Indefinite	No	N/A
Relationship with Issuer	Controlling entity
Object of the agreement	Accounts payable - Rendering of services / reimbursement of expenses and others
Warranties and insurances	-
Termination or extinction	-
Nature and reason for the transaction	Rendering of Services
Contractual position of Issuer	Debtor
Specify	-

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Loan or other type of debt	Interest rate charged
Anheuser-Busch InBev N.V.	12/31/2021	2,030,000.00	2,030,000.00	-	Indefinite	No	N/A
Relationship with Issuer	Controlling entity
Object of the agreement	Accounts payable - Rendering of services / reimbursement of expenses and others
Warranties and insurances	-
Termination or extinction	-
Nature and reason for the transaction	Software License
Contractual position of Issuer	Debtor
Specify	-

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Loan or other type of debt	Interest rate charged
Anheuser-Busch InBev N.V.	12/31/2021	72,385,000.00	72,385,000.00	-	Indefinite	No	N/A
Relationship with Issuer	Controlling entity
Object of the agreement	Accounts payable – Products / Acquisition and Others: Royalties
Warranties and insurances	-
Termination or extinction	According to applicable law
Nature and reason for the transaction	Royalties
Contractual position of Issuer	Debtor
Specify	-

400

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Loan or other type of debt	Interest rate charged
Anheuser-Busch InBev N.V.	12/31/2021	13,009,000.00	13,009,000.00	-	Indefinite	No	N/A
Relationship with Issuer	Controlling entity
Object of the agreement	Accounts payable – Products/Acquisitions and Others: Acquisition of Products
Warranties and insurances	-
Termination or extinction	According to applicable law
Nature and reason for the transaction	Acquisition of Products
Contractual position of Issuer	Debtor
Specify	-

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Loan or other type of debt	Interest rate charged
Anheuser-Busch InBev N.V.	12/31/2021	717,000.00	717,000.00	-	Indefinite	No	N/A
Relationship with Issuer	Controlling entity
Object of the agreement	Accounts receivable - Products/ Acquisitions and Others: Royalties
Warranties and insurances	-
Termination or extinction	According to applicable law
Nature and reason for the transaction	Royalties
Contractual position of Issuer	Creditor
Specify	-

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Loan or other type of debt	Interest rate charged
Anheuser-Busch Inbev Procurement	12/31/2021	1,531,000.00	1,531,000.00	-	Indefinite	No	N/A
Relationship with Issuer	Affiliate
Object of the agreement	Accounts receivable - Rendering of services / reimbursement of expenses and others
Warranties and insurances	-
Termination or extinction	-
Nature and reason for the transaction	Administrative Services
Contractual position of Issuer	Creditor
Specify	-

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Loan or other type of debt	Interest rate charged
Anheuser-Busch Inbev Procurement	12/31/2021	88,000.00	88,000.00	-	Indefinite	No	N/A
Relationship with Issuer	Affiliate
Object of the agreement	Accounts receivable - Rendering of services/ reimbursement of expenses and others
Warranties and insurances	-
Termination or extinction	-
Nature and reason for the transaction	Reimbursement of Travel Expenses
Contractual position of Issuer	Creditor
Specify	-

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Loan or other type of debt	Interest rate charged
Anheuser-Busch Inbev Services LLC	12/31/2021	2,150,000.00	2,150,000.00	-	Indefinite	No	N/A
Relationship with Issuer	Affiliate
Object of the agreement	Accounts receivable – Rendering of services/ reimbursement of expenses and others
Warranties and insurances	-

401

Termination or extinction	-
Nature and reason for the transaction	People and Management Project
Contractual position of Issuer	Creditor
Specify	-

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Loan or other type of debt	Interest rate charged
Anheuser-Busch Inbev Services LLC	12/31/2021	542,000.00	542,000.00	-	Indefinite	No	N/A
Relationship with Issuer	Affiliate
Object of the agreement	Accounts receivable – Rendering of services/ reimbursement of expenses and others
Warranties and insurances	-
Termination or extinction	-
Nature and reason for the transaction	Reimbursement of Expenses - Sales Events
Contractual position of Issuer	Creditor
Specify	-

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Loan or other type of debt	Interest rate charged
Anheuser-Busch Inbev Services LLC	12/31/2021	21,776,000.00	21,776,000.00	-	Indefinite	No	N/A
Relationship with Issuer	Affiliate
Object of the agreement	Accounts receivable - Rendering of services/ reimbursement of expenses and others
Warranties and insurances	-
Termination or extinction	-
Nature and reason for the transaction	Administrative Services
Contractual position of Issuer	Creditor
Specify	-

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Loan or other type of debt	Interest rate charged
Anheuser-Busch Inbev Services LLC	12/31/2021	7,744,000.00	7,744,000.00	-	Indefinite	No	N/A
Relationship with Issuer	Affiliate
Object of the agreement	Accounts receivable – Rendering of services / reimbursement of expenses and others
Warranties and insurances	-
Termination or extinction	-
Nature and reason for the transaction	Reimbursement of Expatriates’ Expenses
Contractual position of Issuer	Creditor
Specify	-

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Loan or other type of debt	Interest rate charged
Anheuser-Busch Inbev Services LLC	12/31/2021	51,000.00	51,000.00	-	Indefinite	No	N/A
Relationship with Issuer	Affiliate
Object of the agreement	Accounts receivable – Rendering of services / reimbursement of expenses and others
Warranties and insurances	-
Termination or extinction	-
Nature and reason for the transaction	Reimbursement of Travel Expenses

402

Contractual position of Issuer	Creditor
Specify	-

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Loan or other type of debt	Interest rate charged
Anheuser-Busch Inbev Services LLC	12/31/2021	435,000.00	435,000.00	-	Indefinite	No	N/A
Relationship with Issuer	Affiliate
Object of the agreement	Accounts receivable – Products / Acquisitions and Others: Sale of Products
Warranties and insurances	-
Termination or extinction	According to applicable law
Nature and reason for the transaction	Sale of Products
Contractual position of Issuer	Creditor
Specify	-

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Loan or other type of debt	Interest rate charged
Anheuser-Busch Inbev Services LLC	12/31/2021	31,000.00	31,000.00	-	Indefinite	No	N/A
Relationship with Issuer	Affiliate
Object of the agreement	Accounts payable – Rendering of services / reimbursement of expenses and others
Warranties and insurances	-
Termination or extinction	-
Nature and reason for the transaction	Administrative Services
Contractual position of Issuer	Debtor
Specify	-

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Loan or other type of debt	Interest rate charged
Anheuser-Busch Inbev Services LLC	12/31/2021	2,993,000.00	2,993,000.00	-	Indefinite	No	N/A
Relationship with Issuer	Affiliate
Object of the agreement	Accounts payable – Rendering of services / reimbursement of expenses and others
Warranties and insurances	-
Termination or extinction	-
Nature and reason for the transaction	Reimbursement of Expatriates’ Expenses
Contractual position of Issuer	Debtor
Specify	-

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Loan or other type of debt	Interest rate charged
Anheuser-Busch Inbev USA LLC	12/31/2021	446,000.00	446,000.00	-	Indefinite	No	N/A
Relationship with Issuer	Affiliate
Object of the agreement	Accounts receivable – Rendering of services / reimbursement of expenses and others
Warranties and insurances	-
Termination or extinction	-
Nature and reason for the transaction	Reimbursement of Expenses - Sales Events
Contractual position of Issuer	Creditor
Specify	-

403

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Loan or other type of debt	Interest rate charged
Anheuser-Busch Inbev USA LLC	12/31/2021	33,885,000.00	33,885,000.00	-	Indefinite	No	N/A
Relationship with Issuer	Affiliate
Object of the agreement	Accounts receivable – Rendering of services / reimbursement of expenses and others
Warranties and insurances	-
Termination or extinction	-
Nature and reason for the transaction	Administrative Services
Contractual position of Issuer	Creditor
Specify	-

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Loan or other type of debt	Interest rate charged
Anheuser-Busch Inbev USA LLC	12/31/2021	7,632,000.00	7,632,000.00	-	Indefinite	No	N/A
Relationship with Issuer	Affiliate
Object of the agreement	Accounts receivable – Products / Acquisitions and Others: Sale of Products
Warranties and insurances	-
Termination or extinction	According to applicable law
Nature and reason for the transaction	Sale of Products
Contractual position of Issuer	Creditor
Specify	-

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Loan or other type of debt	Interest rate charged
Anheuser-Busch Inbev USA LLC	12/31/2021	-78,168.67	--78,168.67	-	Indefinite	No	N/A
Relationship with Issuer	Affiliate
Object of the agreement	Accounts payable – Products / Acquisitions and Others: Acquisition of Products
Warranties and insurances	-
Termination or extinction	-
Nature and reason for the transaction	Acquisition of Products
Contractual position of Issuer	Debtor
Specify	-

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Loan or other type of debt	Interest rate charged
Anheuser-Busch Inbev USA LLC	12/31/2021	145,000.00	145,000.00	-	Indefinite	No	N/A
Relationship with Issuer	Affiliate
Object of the agreement	Accounts payable – Rendering of services/ Reimbursement of expenses and others
Warranties and insurances	-
Termination or extinction	-
Nature and reason for the transaction	Reimbursement of Expenses - Sales Events
Contractual position of Issuer	Debtor
Specify	-

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Loan or other type of debt	Interest rate charged
Anheuser-Busch Inbev USA LLC	12/31/2021	5,352,635.44	5,352,635.44	-	Indefinite	No	N/A
Relationship with Issuer	Affiliate
Object of the agreement	Accounts payable – Rendering of services/ Reimbursement of expenses and others
Warrantiss and insurances	-
Termination or extinction	-

404

Nature and reason for the transaction	Administrative Services
Contractual position of Issuer	Debtor
Specify	-

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Loan or other type of debt	Interest rate charged
Anheuser-Busch Inbev USA LLC	12/31/2021	5,006,019.99	5,006,019.996	-	Indefinite	No	N/A
Relationship with Issuer	Affiliate
Object of the agreement	Accounts payable - Rendering of services/ Reimbursement of expenses and others
Warranties and insurances	-
Termination or extinction	-
Nature and reason for the transaction	Reimbursement of Expatriates’ Expenses
Contractual position of Issuer	Debtor
Specify	-

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Loan or other type of debt	Interest rate charged
Anheuser-Busch Inbev USA LLC	12/31/2021	758,000.00	758,000.00	-	Indefinite	No	N/A
Relationship with Issuer	Affiliate
Object of the agreement	Accounts payable – Rendering of services/ Reimbursement of expenses and others
Warranties and insurances	-
Termination or extinction	-
Nature and reason for the transaction	Rendering of Services
Contractual position of Issuer	Debtor
Specify	-

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Loan or other type of debt	Interest rate charged
Anheuser-Busch Inbev USA LLC	12/31/2021	-290,000.00	-290,000.00	-	Indefinite	No	N/A
Relationship with Issuer	Affiliate
Object of the agreement	Accounts payable – Products / Acquisitions and Others: Acquisition of Products
Warrantiss and insurances	-
Termination or extinction	-
Nature and reason for the transaction	Acquisition of Products
Contractual position of Issuer	Debtor
Specify	-

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Loan or other type of debt	Interest rate charged
Anheuser-Busch Inbev USA LLC	12/31/2021	179,006,991.65	179,006,991.65	-	Indefinite	No	N/A
Relationship with Issuer	Affiliate
Object of the agreement	Accounts payable – Products / Acquisitions and Others: Royalties
Warranties and insurances	-
Termination or extinction	According to applicable law
Nature and reason for the transaction	Royalties
Contractual position of Issuer	Debtor
Specify	-

405

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Loan or other type of debt	Interest rate charged
Anheuser-Busch Inbev USA LLC	12/31/2021	3,989,000.00	-3,989,000.00	-	Indefinite	No	N/A
Relationship with Issuer	Affiliate
Object of the agreement	Accounts payable – Products / Acquisitions and Others: Acquisition of Products
Warranties and insurances	-
Termination or extinction	According to applicable law
Nature and reason for the transaction	Acquisition of Products
Contractual position of Issuer	Creditor
Specify	-

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Loan or other type of debt	Interest rate charged
Anheuser-Busch Inbev USA LLC	12/31/2021	140,777,521.59	140,777,521.59	-	Indefinite	No	N/A
Relationship with Issuer	Affiliate
Object of the agreement	Accounts payable – Products / Acquisitions and Others: Acquisition of Products
Warranties and insurances	-
Termination or extinction	According to applicable law
Nature and reason for the transaction	Acquisition of Products
Contractual position of Issuer	Debtor
Specify	-

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Loan or other type of debt	Interest rate charged
Anheuser-Busch Packaging Group Inc.	12/31/2021	63,117,000.00	63,117,000.00	-	Indefinite	No	N/A
Relationship with Issuer	Affiliate
Object of the agreement	Accounts payable – Products / Acquisitions and Others: Acquisition of Products
Warranties and insurances	-
Termination or extinction	According to applicable law
Nature and reason for the transaction	Acquisition of Products
Contractual position of Issuer	Debtor
Specify	-

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Loan or other type of debt	Interest rate charged
Bavaria S.A.	12/31/2021	8,000.00	8,000.00	-	Indefinite	No	N/A
Relationship with Issuer	Affiliate
Object of the agreement	Accounts receivable – Rendering of services / reimbursement of expenses and others
Warranties and insurances	-
Termination or extinction	-
Nature and reason for the transaction	Administrative Services
Contractual position of Issuer	Creditor
Specify	-

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Loan or other type of debt	Interest rate charged
Bavaria S.A.	12/31/2021	1,194,000.00	1,194,000.00	-	Indefinite	No	N/A
Relationship with Issuer	Affiliate
Object of the agreement	Accounts receivable – Rendering of services / reimbursement of expenses and others
Warranties and insurances	-
Termination or extinction	-

406

Nature and reason for the transaction	Reimbursement of Expatriates’ Expenses
Contractual position of Issuer	Creditor
Specify	-

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Loan or other type of debt	Interest rate charged
Bavaria S.A.	12/31/2021	155,000.00	155,000.00	-	Indefinite	No	N/A
Relationship with Issuer	Affiliate
Object of the agreement	Accounts receivable – Rendering of services / reimbursement of expenses and others
Warranties and insurances	-
Termination or extinction	-
Nature and reason for the transaction	Rendering of Services
Contractual position of Issuer	Creditor
Specify	-

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Loan or other type of debt	Interest rate charged
Bavaria S.A.	12/31/2021	2,247,000.00	2,247,000.00	-	Indefinite	No	N/A
Relationship with Issuer	Affiliate
Object of the agreement	Accounts receivable – Products / Acquisitions and Others: Sale of Products
Warranties and insurances	-
Termination or extinction	According to applicable law
Nature and reason for the transaction	Sale of Products
Contractual position of Issuer	Creditor
Specify	-

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Loan or other type of debt	Interest rate charged
Bavaria S.A.	12/31/2021	11,046,000.00	11,046,000.00	-	Indefinite	No	N/A
Relationship with Issuer	Affiliate
Object of the agreement	Accounts payable – Products / Acquisitions and others: Acquisition of products
Warranties and insurances	-
Termination or extinction	According to applicable law
Nature and reason for the transaction	Acquisition of Products
Contractual position of Issuer	Debtor
Specify	-

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Loan or other type of debt	Interest rate charged
BRAN DBREW S.A.	12/31/2021	8,000.00	8,000.00	-	Indefinite	No	N/A
Relationship with Issuer	Affiliate
Object of the agreement	Accounts receivable – Rendering of services / reimbursement of expenses and others
Warranties and insurances	-
Termination or extinction	-
Nature and reason for the transaction	Reimbursement of Expatriates’ Expenses
Contractual position of Issuer	Creditor
Specify	-

407

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Loan or other type of debt	Interest rate charged
Cervecería Modelo de Mexico S. de R.L. de C.V.	12/31/2021	1,104,000.00	1,104,000.00	-	Indefinite	No	N/A
Relationship with Issuer	Affiliate
Object of the agreement	Accounts receivable – Rendering of services / reimbursement of expenses and others
Warranties and insurances	-
Termination or extinction	-
Nature and reason for the transaction	Administrative Services
Contractual position of Issuer	Creditor
Specify	-

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Loan or other type of debt	Interest rate charged
Cervecería Modelo de Mexico S. de R.L. de C.V.	12/31/2021	4,360,000.00	4,360,000.00	-	Indefinite	No	N/A
Relationship with Issuer	Affiliate
Object of the agreement	Accounts receivable – Rendering of services / reimbursement of expenses and others
Warranties and insurances	-
Termination or extinction	-
Nature and reason for the transaction	Reimbursement of Expatriates’ Expenses
Contractual position of Issuer	Creditor
Specify	-

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Loan or other type of debt	Interest rate charged
Cervecería Modelo de Mexico S. de R.L. de C.V.	12/31/2021	669,000.00	669,000.00	-	Indefinite	No	N/A
Relationship with Issuer	Affiliate
Object of the agreement	Accounts receivables – Products / Acquisitions and others: Sale of Products
Warranties and insurances	-
Termination or extinction	According to applicable law
Nature and reason for the transaction	Sale of Products
Contractual position of Issuer	Creditor
Specify	-

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Loan or other type of debt	Interest rate charged
Cervecería Modelo de Mexico S. de R.L. de C.V.	12/31/2021	3,265,000.00	3,265,000.00	-	Indefinite	No	N/A
Relationship with Issuer	Affiliate
Object of the agreement	Accounts payable – Rendering of services / reimbursement of expenses and others
Warranties and insurances	-
Termination or extinction	-
Nature and reason for the transaction	Administrative Services
Contractual position of Issuer	Debtor
Specify	-

408

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Loan or other type of debt	Interest rate charged
Cervecería Modelo de Mexico S. de R.L. de C.V.	12/31/2021	1,002,000.00	1,002,000.00	-	Indefinite	No	N/A
Relationship with Issuer	Affiliate
Object of the agreement	Accounts payable – Rendering of services / reimbursement of expenses and others
Warranties and insurances	-
Termination or extinction	-
Nature and reason for the transaction	Reimbursement of Expatriates’ Expenses
Contractual position of Issuer	Debtor
Specify	-

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Loan or other type of debt	Interest rate charged
Cervecería Modelo de Mexico S. de R.L. de C.V.	12/31/2021	446,307,000.00	446,307,000.00	-	Indefinite	No	N/A
Relationship with Issuer	Affiliate
Object of the agreement	Accounts payable – Products / Acquisitions and Others: Acquisition of Products
Warranties and insurances	-
Termination or extinction	According to applicable law
Nature and reason for the transaction	Acquisition of Products
Contractual position of Issuer	Debtor
Specify	-

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Loan or other type of debt	Interest rate charged
CERVECERÍA NACIONAL CN S.A.	12/31/2021	54,000.00	54,000.00	-	Indefinite	No	N/A
Relationship with Issuer	Affiliate
Object of the agreement	Accounts receivable – Rendering of services / reimbursement of expenses and others
Warranties and insurances	-
Termination or extinction	-
Nature and reason for the transaction	Reimbursement of Expatriates’ Expenses
Contractual position of Issuer	Creditor
Specify	-

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Loan or other type of debt	Interest rate charged
CERVECERÍA NACIONAL CN S.A.	12/31/2021	44,000.00	44,000.00	-	Indefinite	No	N/A
Relationship with Issuer	Affiliate
Object of the agreement	Accounts receivable – Products / Acquisitions and Others: Sale of products
Warranties and insurances	-
Termination or extinction	According to applicable law
Nature and reason for the transaction	Sale of Products
Contractual position of Issuer	Creditor
Specify	-

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Loan or other type of debt	Interest rate charged
Cervecería Nacional S de RL	12/31/2021	4,643,000.00	4,643,000.00	-	Indefinite	No	N/A
Relationship with Issuer	Affiliate
Object of the agreement	Accounts receivable – Rendering of services / reimbursement of expenses and others
Warranties and insurances	-
Termination or extinction	-

409

Nature and reason for the transaction	Administrative Services
Contractual position of Issuer	Creditor
Specify	-

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Loan or other type of debt	Interest rate charged
Compañía Cervecera AmBev Peru S.A.C.	12/31/2021	233,000.00	233,000.00	-	Indefinite	No	N/A
Relationship with Issuer	Affiliate
Object of the agreement	Accounts receivable – Rendering of services / reimbursements of expenses and others
Warrantiss and insurances	-
Termination or extinction	-
Nature and reason for the transaction	Reimbursement of Expatriates’ Expenses
Contractual position of Issuer	Creditor
Specify	-

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Loan or other type of debt	Interest rate charged
Compañía Cervecera AmBev Peru S.A.C.	12/31/2021	3,471,000.00	3,471,000.00	-	Indefinite	No	N/A
Relationship with Issuer	Affiliate
Object of the agreement	Accounts receivable - Products / Acquisitions and Others: Sale of Products
Warranties and insurances	-
Termination or extinction	According to applicable law
Nature and reason for the transaction	Sale of Products
Contractual position of Issuer	Creditor
Specify	-

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Loan or other type of debt	Interest rate charged
Compañía Cervecera AmBev Peru S.A.C.	12/31/2021	4,362,000.00	4,362,000.00	-	Indefinite	No	N/A
Relationship with Issuer	Affiliate
Object of the agreement	Accounts payable - Rendering of services / reimbursements of expenses and others
Warranties and insurances	-
Termination or extinction	-
Nature and reason for the transaction	Administrative Services
Contractual position of Issuer	Debtor
Specify	-

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Loan or other type of debt	Interest rate charged
Compañía Cervecera AmBev Peru S.A.C.	12/31/2021	4,000.00	4,000.00	-	Indefinite	No	N/A
Relationship with Issuer	Affiliate
Object of the agreement	Accounts payable - Rendering of services / reimbursements of expenses and others
Warranties and insurances	-
Termination or extinction	-
Nature and reason for the transaction	Reimbursement of Expatriates’ Expenses
Contractual position of Issuer	Debtor
Specify	-

410

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Loan or other type of debt	Interest rate charged
Compañía Cervecera Hondureña, S. A. de C.V. (CompCeHSA)	12/31/2021	2,215,000.00	2,215,000.00	-	Indefinite	No	N/A
Relationship with Issuer	Affiliate
Object of the agreement	Accounts receivable - Rendering of services / reimbursements of expenses and others
Warranties and insurances	-
Termination or extinction	-
Nature and reason for the transaction	Administrative Services
Contractual position of Issuer	Creditor
Specify	-

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Loan or other type of debt	Interest rate charged
Compañía Cervecera Hondureña, S. A. de C.V. (CompCeHSA)	12/31/2021	18,000.00	18,000.00	-	Indefinite	No	N/A
Relationship with Issuer	Affiliate
Object of the agreement	Accounts receivable - Rendering of services / reimbursements of expenses and others
Warranties and insurances	-
Termination or extinction	-
Nature and reason for the transaction	Reimbursement of Expatriates’ Expenses
Contractual position of Issuer	Creditor
Specify	-

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Loan or other type of debt	Interest rate charged
Compañía Cervecera Hondureña, S. A. de C.V. (CompCeHSA)	12/31/2021	515,000.00	515,000.00	-	Indefinite	No	N/A
Relationship with Issuer	Affiliate
Object of the agreement	Accounts receivable – Products / Acquisitions and Others: Sale of Products
Warranties and insurances	-
Termination or extinction	According to applicable law
Nature and reason for the transaction	Sale of Products
Contractual position of Issuer	Creditor
Specify	-

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Loan or other type of debt	Interest rate charged
Compañía Cervecera Hondureña, S. A. de C.V. (CompCeHSA)	12/31/2021	363,000.00	363,000.00	-	Indefinite	No	N/A
Relationship with Issuer	Affiliate
Object of the agreement	Accounts payable - Products / Acquisitions and Others: Acquisition of Products
Warranties and insurances	-
Termination or extinction	According to applicable law
Nature and reason for the transaction	Acquisition of Products
Contractual position of Issuer	Debtor
Specify	-

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Loan or other type of debt	Interest rate charged
CUB (NZ) Holding Co Pty Ltd	12/31/2021	24,000.00	24,000.00	-	Indefinite	No	N/A
Relationship with Issuer	Affiliate

411

Object of the agreement	Accounts payable - Rendering of services / reimbursements of expenses and others
Warranties and insurances	-
Termination or extinction	-
Nature and reason for the transaction	Administrative Services
Contractual position of Issuer	Debtor
Specify	-

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Loan or other type of debt	Interest rate charged
GCC Services India Private Ltd.	12/31/2021	382,000.00	382,000.00	-	Indefinite	No	N/A
Relationship with Issuer	Affiliate
Object of the agreement	Accounts receivable - Rendering of services / reimbursements of expenses and others
Warranties and insurances	-
Termination or extinction	-
Nature and reason for the transaction	Administrative Services
Contractual position of Issuer	Creditor
Specify	-

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Loan or other type of debt	Interest rate charged
GCC Services India Private Ltd.	12/31/2021	2,703,000.00	2,703,000.00	-	Indefinite	No	N/A
Relationship with Issuer	Affiliate
Object of the agreement	Accounts receivable - Rendering of services / reimbursements of expenses and others
Warranties and insurances	-
Termination or extinction	-
Nature and reason for the transaction	Reimbursement of Expatriates’ Expenses
Contractual position of Issuer	Creditor
Specify	-
Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Loan or other type of debt	Interest rate charged
GCC Services India Private Ltd.	12/31/2021	558,000.00	558,000.00	-	Indefinite	No	N/A
Relationship with Issuer	Affiliate
Object of the agreement	Accounts payable - Rendering of services / reimbursements of expenses and others
Warranties and insurances	-
Termination or extinction	-
Nature and reason for the transaction	People and Management Project
Contractual position of Issuer	Debtor
Specify	-

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Loan or other type of debt	Interest rate charged
GCC Services India Private Ltd.	12/31/2021	149,000.00	149,000.00	-	Indefinite	No	N/A
Relationship with Issuer	Affiliate
Object of the agreement	Accounts payable - Rendering of services / reimbursements of expenses and others
Warranties and insurances	-
Termination or extinction	-
Nature and reason for the transaction	Administrative Services
Contractual position of Issuer	Debtor
Specify	-

412

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Loan or other type of debt	Interest rate charged
GCC Services India Private Ltd.	12/31/2021	95,000.00	95,000.00	-	Indefinite	No	N/A
Relationship with Issuer	Affiliate
Object of the agreement	Accounts payable - Rendering of services / reimbursements of expenses and others
Warranties and insurances	-
Termination or extinction	-
Nature and reason for the transaction	Reimbursement of Expatriates’ Expenses
Contractual position of Issuer	Debtor
Specify	-

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Loan or other type of debt	Interest rate charged
GCC Services India Private Ltd.	12/31/2021	2,494,000.00	2,494,000.00	-	Indefinite	No	N/A
Relationship with Issuer	Affiliate
Object of the agreement	Accounts payable - Products / Acquisitions and Others: Acquisition of Products
Warranties and insurances	-
Termination or extinction	According to applicable law
Nature and reason for the transaction	Acquisition of Products
Contractual position of Issuer	Debtor
Specify	-

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Loan or other type of debt	Interest rate charged
Inbev Belgium N.V.	12/31/2021	3,022,000.00	3,022,000.00	-	Indefinite	No	N/A
Relationship with Issuer	Affiliate
Object of the agreement	Accounts receivable - Rendering of services / reimbursements of expenses and others
Warranties and insurances	-
Termination or extinction	-
Nature and reason for the transaction	Packaging Warehouses
Contractual position of Issuer	Creditor
Specify	-

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Loan or other type of debt	Interest rate charged
Inbev Belgium N.V.	12/31/2021	613,000.00	613,000.00	-	Indefinite	No	N/A
Relationship with Issuer	Affiliate
Object of the agreement	Accounts receivable - Rendering of services / reimbursements of expenses and others
Warranties and insurances	-
Termination or extinction	-
Nature and reason for the transaction	Administrative Services
Contractual position of Issuer	Creditor
Specify	-

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Loan or other type of debt	Interest rate charged
Inbev Belgium N.V.	12/31/2021	74,000.00	74,000.00	-	Indefinite	No	N/A
Relationship with Issuer	Affiliate
Object of the agreement	Accounts receivable - Rendering of services / reimbursements of expenses and others
Warranties and insurances	-

413

Termination or extinction	-
Nature and reason for the transaction	Rendering of Services
Contractual position of Issuer	Creditor
Specify	-

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Loan or other type of debt	Interest rate charged
Inbev Belgium N.V.	12/31/2021	23,516,000.00	23,516,000.00	-	Indefinite	No	N/A
Relationship with Issuer	Affiliate
Object of the agreement	Accounts receivable – Products / Acquisitions and Others: Sale of Products
Warranties and insurances	-
Termination or extinction	According to applicable law
Nature and reason for the transaction	Sale of Products
Contractual position of Issuer	Creditor
Specify	-

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Loan or other type of debt	Interest rate charged
Inbev Belgium N.V.	12/31/2021	-327,105.65	-327,105.65	-	Indefinite	No	N/A
Relationship with Issuer	Affiliate
Object of the agreement	Accounts payable - Rendering of services / reimbursements of expenses and others
Warranties and insurances	-
Termination or extinction	-
Nature and reason for the transaction	Administrative Services
Contractual position of Issuer	Debtor
Specify	-

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Loan or other type of debt	Interest rate charged
Inbev Belgium N.V.	12/31/2021	3,047,000.00	3,047,000.00	-	Indefinite	No	N/A
Relationship with Issuer	Affiliate
Object of the agreement	Accounts payable - Rendering of services / reimbursements of expenses and others
Warranties and insurances	-
Termination or extinction	-
Nature and reason for the transaction	Service Fee
Contractual position of Issuer	Debtor
Specify	-

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Loan or other type of debt	Interest rate charged
Inbev Belgium N.V.	12/31/2021	23,728,105.65	23,728,105.65	-	Indefinite	No	N/A
Relationship with Issuer	Affiliate
Object of the agreement	Accounts payable - Products / Acquisitions and Others: Acquisition of Products
Warranties and insurances	-
Termination or extinction	According to applicable law
Nature and reason for the transaction	Acquisition of Products
Contractual position of Issuer	Debtor
Specify	-

414

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Loan or other type of debt	Interest rate charged
Industrias La Constancia, LTDA.	12/31/2021	1,366,000.00	1,366,000.00	-	Indefinite	No	N/A
Relationship with Issuer	Affiliate
Object of the agreement	Accounts receivable – Rendering of services / reimbursement of expenses and others
Warranties and insurances	-
Termination or extinction	-
Nature and reason for the transaction	Administrative Services
Contractual position of Issuer	Creditor
Specify	-

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Loan or other type of debt	Interest rate charged
Industrias La Constancia, LTDA.	12/31/2021	-105,000.00	-105,000.00	-	Indefinite	No	N/A
Relationship with Issuer	Affiliate
Object of the agreement	Accounts receivable - Products / Acquisitions and Others: Sale of Products
Warranties and insurances	-
Termination or extinction	According to applicable law
Nature and reason for the transaction	Sale of Products
Contractual position of Issuer	Creditor
Specify	-

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Loan or other type of debt	Interest rate charged
Interbrew International B.V.	01/28/2014	313,100,122.55	407,916,000.00	-	2023	Yes	1.39
Relationship with Issuer	Controlling Shareholder
Object of the agreement	Accounts payable – Rendering of services / reimbursement of expenses and others: Loans and interest to pay
Warranties and insurances	-
Termination or extinction	-
Nature and reason for the transaction	Obligation arising from acquisition of control of Cerbuco Brewing Inc. in 2014
Contractual position of Issuer	Debtor
Specify	-

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Loan or other type of debt	Interest rate charged
LAS CAN BEVERAGE COMPANY AB	12/31/2021	1,512,000.00	1,512,000.00	-	Indefinite	No	N/A
Relationship with Issuer	Affiliate
Object of the agreement	Accounts receivable - Rendering of services / reimbursement of expenses and others
Warranties and insurances	-
Termination or extinction	-
Nature and reason for the transaction	Administrative Services
Contractual position of Issuer	Creditor
Specify	-

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Loan or other type of debt	Interest rate charged
Nimbuspath Ltd.	12/31/2021	138,000.00	138,000.00	-	Indefinite	No	N/A
Relationship with Issuer	Affiliate
Object of the agreement	Accounts receivable - Rendering of services / reimbursement of expenses and others
Warranties and insurances	-
Termination or extinction	-
Nature and reason for the transaction	Administrative Services
Contractual position of Issuer	Creditor

415

Specify	-

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Loan or other type of debt	Interest rate charged
Nimbuspath Ltd.	12/31/2021	306,000.00	306,000.00	-	Indefinite	No	N/A
Relationship with Issuer	Affiliate
Object of the agreement	Accounts receivable - Rendering of services / reimbursement of expenses and others
Warranties and insurances	-
Termination or extinction	-
Nature and reason for the transaction	Reimbursement of Expatriates’ Expenses
Contractual position of Issuer	Creditor
Specify	-

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Loan or other type of debt	Interest rate charged
Nimbuspath Ltd.	12/31/2021	312,000.00	312,000.00	-	Indefinite	No	N/A
Relationship with Issuer	Affiliate
Object of the agreement	Accounts receivable - Products / Acquisitions and Others: Sale of Products
Warranties and insurances	-
Termination or extinction	According to applicable law
Nature and reason for the transaction	Sale of Products
Contractual position of Issuer	Creditor
Specify	-

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Loan or other type of debt	Interest rate charged
Nimbuspath Ltd.	12/31/2021	47,000.00	47,000.00	-	Indefinite	No	N/A
Relationship with Issuer	Affiliate
Object of the agreement	Accounts payable – Rendering of services / reimbursement of expenses and others
Warranties and insurances	-
Termination or extinction	-
Nature and reason for the transaction	Reimbursement of Expatriates’ Expenses
Contractual position of Issuer	Debtor
Specify	-

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Loan or other type of debt	Interest rate charged
Unión de Cervecerías Peruanas Backus Y Johnston S.A.A.	12/31/2021	22,000.00	22,000.00	-	Indefinite	No	N/A
Relationship with Issuer	Affiliate
Object of the agreement	Accounts receivable – Rendering of services / reimbursement of expenses and others
Warranties and insurances	-
Termination or extinction	-
Nature and reason for the transaction	Reimbursement of Expatriates’ Expenses
Contractual position of Issuer	Creditor
Specify	-

416

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Loan or other type of debt	Interest rate charged
Unión de Cervecerías Peruanas Backus Y Johnston S.A.A.	12/31/2021	3,340,000.00	3,340,000.00	-	Indefinite	No	N/A
Relationship with Issuer	Affiliate
Object of the agreement	Accounts receivable - Products / Acquisitions and Others: Sale of Products
Warranties and insurances	-
Termination or extinction	According to applicable law
Nature and reason for the transaction	Sale of Products
Contractual position of Issuer	Creditor
Specify	-

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Loan or other type of debt	Interest rate charged
Unión de Cervecerías Peruanas Backus Y Johnston S.A.A.	12/31/2021	24,000.00	24,000.00	-	Indefinite	No	N/A
Relationship with Issuer	Affiliate
Object of the agreement	Accounts payable - Rendering of services / reimbursement of expenses and others
Warranties and insurances	-
Termination or extinction	-
Nature and reason for the transaction	Administrative Services
Contractual position of Issuer	Debtor
Specify	-

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Loan or other type of debt	Interest rate charged
Unión de Cervecerías Peruanas Backus Y Johnston S.A.A.	12/31/2021	16,570,000.00	16,570,000.00	-	Indefinite	No	N/A
Relationship with Issuer	Affiliate
Object of the agreement	Accounts payable - Products / Acquisitions and Others: Acquisition of Products
Warranties and insurances	-
Termination or extinction	According to applicable law
Nature and reason for the transaction	Acquisition of Products
Contractual position of Issuer	Debtor
Specify	-

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Loan or other type of debt	Interest rate charged
CROWN BEERS INDIA	12/31/2021	9,000.00	9,000.00	-	Indefinite	No	N/A
Relationship with Issuer	Affiliate
Object of the agreement	Accounts payable - Products / Acquisitions and Others: Acquisition of Products
Warranties and insurances	-
Termination or extinction	According to applicable law
Nature and reason for the transaction	Acquisition of Products
Contractual position of Issuer	Debtor
Specify	-

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Loan or other type of debt	Interest rate charged
AB InBev Global Business Services Limited	12/31/2021	53,000.00	53,000.00	-	Indefinite	No	N/A
Relationship with Issuer	Affiliate
Object of the agreement	Accounts receivable - Products / Acquisitions and Others: Sale of Products
Warranties and insurances	-
Termination or extinction	According to applicable law

417

Nature and reason for the transaction	Sale of Products
Contractual position of Issuer	Creditor
Specify	-

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Loan or other type of debt	Interest rate charged
AB Japan	12/31/2021	2,011,000.00	2,011,000.00	-	Indefinite	No	N/A
Relationship with Issuer	Affiliate
Object of the agreement	Accounts receivable - Products / Acquisitions and Others: Sale of Products
Warranties and insurances	-
Termination or extinction	According to applicable law
Nature and reason for the transaction	Sale of Products
Contractual position of Issuer	Creditor
Specify	-

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Loan or other type of debt	Interest rate charged
Fundação Antonio e Helena Zerrener Instituição Nacional de Beneficência	01/01/2019	23,964,000.00	5,468,586.03	-	4 years	No	-
Relationship with Issuer	Controlling Shareholder
Object of the agreement	Leasing of assets
Warranties and insurances	-
Termination or extinction	According to applicable law
Nature and reason for the transaction	Lease agreement
Contractual position of Issuer	Other
Specify	Lessee

Related Party	Transaction Date	Amount involved (Reais)	Existing Balance	Interest amount (Reais)	Duration	Loan or other type of debt	Interest rate charged
Fundação Antonio e Helena Zerrener Instituição Nacional de Beneficência	01/31/2020	2,385,000.00	16,270,750.00	-	5 years	No	-
Relationship with Issuer	Controlling Shareholder
Object of the agreement	Lease of third and fourth Floors of the building Corporate Park occupied by the Central Administration of the Company
Warranties and insurances	-
Termination or extinction	Lessee shall inform Lessor with 90 days in advance in order to terminate agreement, and a fine equivalent to 3 months rent will be due in case of early termination
Nature and reason for the transaction	Lease agreement
Contractual position of Issuer	Other
Specify	Lessee

418

16.3 - Identification of the measures taken to deal with conflicts of interest and demonstration of the strictly commutative nature of the conditions agreed or the adequate compensation payments

a) identify the measures taken to deal with conflicts of interest

With regard to the transactions mentioned in section 16.2 of this Reference Form, the Company informs that:

(i) the transactions were duly approved by the competent bodies, according to the provisions described in Company’s policies, internal regulations and By-laws, as well as in the applicable legislation, as set forth in item 16.1 above;

(ii) managers with interests may be in conflict with those of the Company, even if in theory, do not participate as in the resolutions on such transactions and such impediment was recorded in the minutes of said meeting; and

(iii) the transactions were entered into under usual market conditions, and said conditions were explained in said meetings.

In addition, in the fiscal year ended on December 31, 2021, the Company did not enter into any financial agreements with its executive officers or members of the Board of Directors.

b) show the strictly commutative nature of the conditions agreed or the adequate compensation payments

As mentioned in item 16.1, the Company only performs transactions with related parties in accordance with market conditions practiced at the time and if in accordance with its Policy on Related Parties Transactions.

The essential conditions of the transactions between related parties subject to the approval rules described in item 16.1 were duly addressed upon the relevant presentations for the approval by the competent bodies.

419

16.4 - Other relevant information

Fundação Zerrenner is one of Ambev’s shareholders, with 10.2% of its total capital stock. Fundação Zerrenner is also a legally independent entity whose main objective is to provide Ambev's active and certain inactive employees in Brazil with medical and dental assistance, technical and higher education and facilities for assistance and assistance to the elderly, through direct initiatives or financial assistance agreements with other entities. On December 31, 2021, December 31, 2020 and December 31, 2019, actuarial liabilities related to the benefits provided directly by the Zerrenner Foundation were fully covered by the assets of the Zerrenner Foundation held for that purpose, which exceeds in a significant amount the value of the actuarial liabilities at such dates.

Ambev recognizes the assets (prepaid expenses) of this plan in the extension of the amount of the economic benefit available to the Company, from reimbursements or reductions of future contributions.

The expenses incurred by the Zerrenner Foundation with third parties, in Brazil to provide the aforementioned benefits to the Company's employees amounted to R$279,381,000.00 as of December 31, 2021 (R$237,860,000.00 as of December 31, 2020 and R$259,581,000.00 as of December 31, 2019), of which R$247,202,000.00 and R$32,179,000.00 related, respectively, to active and inactive employees (R$209,822,000.00 and R$28,038,000.00 as of December 31, 2020 related, respectively, to active and inactive employees, and R$229,579,000.00 and R$ 30,002,000.00 as of December 31, 2019 related, respectively, to active and inactive employees).

420

17. Capital stock

17.1 - Information on capital stock

a) Issued Capital

Date of authorization or approval	Capital amount (in Reais)	Payment term	Number of common shares (in units)	Number of preferred shares (in units)	Total number of shares (in units)
04/25/2022	58,130,517,165.22	Fully paid-in	15,750,216,851	-	15,750,216,851

Subscribed Capital

Date of authorization or approval	Capital amount (in Reais)	Payment term	Number of common shares (in units)	Number of preferred shares (in units)	Total number of shares (in units)
04/25/2022	58,130,517,165.22	Fully paid-in	15,750,216,851	-	15,750,216,851

Paid-in Capital

Date of authorization or approval	Capital amount (in Reais)	Payment term	Number of common shares (in units)	Number of preferred shares (in units)	Total number of shares (in units)
04/25/2022	58,130,517,165.22	Fully paid-in	15,750,216,851	-	15,750,216,851

421

Authorized capital

Date of authorization or approval	Capital amount (in Reais)	Payment term	Number of common shares (in units)	Number of preferred shares (in units)	Total number of shares (in units)
03/01/2013	-	-	19,000,000,000	-	19,000,000,000

Securities Convertible into shares and conversion conditions

Date of authorization or approval	Capital amount (in Reais)	Payment term	Number of common shares (in units)	Number of preferred shares (in units)	Total number of shares (in units)
N/A	-	-	-	-	-

422

17.2 – Increase in capital stock

Date of resolution	Body that resolved on the increase	Issue date	Total issue amount (Reais)	Type of increase	Common (Units)	Preferred (Unit)	Total shares (Units)	Subscription / Previous capital	Issue price	Quotation factor
03/30/2022	Board of Directors	03/30/2022	84,368,512.00	Private subscription	5,550,560	-	5,550,560	0.145347%	15.20	R$ per Unit
Criterion for determining the issue price		Stock Options Plan
Payment conditions		local currency
Date of resolution	Body that resolved on the increase	Issue date	Total issue amount (Reais)	Type of increase	Common (Units)	Preferred (Unit)	Total shares (Units)	Subscription / Previous capital	Issue price	Quotation factor
03/29/2022	Board of Directors	03/29/2022	3,685,039.62	Private subscription	214,122	-	214,122	0.006349%	17.21	R$ per Unit
Criterion for determining the issue price		Stock Options Plan
Payment conditions		local currency
Date of resolution	Body that resolved on the increase	Issue date	Total issue amount (Reais)	Type of increase	Common (Units)	Preferred (Unit)	Total shares (Units)	Subscription / Previous capital	Issue price	Quotation factor
12/22/2021	Board of Directors	11/30/2021	759,862.84	Private subscription	63,470	-	63,470	0.001310%	11,972	R$ per Unit
Criterion for determining the issue price		Stock Options Plan
Payment conditions		local currency
Date of resolution	Body that resolved on the increase	Issue date	Total issue amount (Reais)	Type of increase	Common (Units)	Preferred (Unit)	Total shares (Units)	Subscription / Previous capital	Issue price	Quotation factor
12/22/2021	Board of Directors	11/30/2021	364,726.98	Private subscription	30,465	-	30,465	0.000629%	11,972	R$ per Unit
Criterion for determining the issue price		Stock Options Plan
Payment conditions		local currency
Date of resolution	Body that resolved on the increase	Issue date	Total issue amount (Reais)	Type of increase	Common (Units)	Preferred (Unit)	Total shares (Units)	Subscription / Previous capital	Issue price	Quotation factor
12/22/2021	Board of Directors	11/30/2021	303,909.22	Private subscription	25,385	-	25,385	0.000524%	11,972	R$ per Unit
Criterion for determining the issue price		Stock Options Plan
Payment conditions		local currency
Date of resolution	Body that resolved on the increase	Issue date	Total issue amount (Reais)	Type of increase	Common (Units)	Preferred (Unit)	Total shares (Units)	Subscription / Previous capital	Issue price	Quotation factor
12/22/2021	Board of Directors	11/30/2021	303,909.22	Private subscription	25,385	-	25,385	0.000524%	11,972	R$ per Unit
Criterion for determining the issue price		Stock Options Plan
Payment conditions		local currency
Date of resolution	Body that resolved on the increase	Issue date	Total issue amount (Reais)	Type of increase	Common (Units)	Preferred (Unit)	Total shares (Units)	Subscription / Previous capital	Issue price	Quotation factor
12/22/2021	Board of Directors	11/30/2021	769,021.42	Private subscription	64,235	-	64,235	0.001325%	11,972	R$ per Unit
Criterion for determining the issue price		Stock Options Plan
Payment conditions		local currency

423

Date of resolution	Body that resolved on the increase	Issue date	Total issue amount (Reais)	Type of increase	Common (Units)	Preferred (Unit)	Total shares (Units)	Subscription / Previous capital	Issue price	Quotation factor
12/22/2021	Board of Directors	11/30/2021	1,124,649.68	Private subscription	93,940	-	93,940	0.001938%	11,972	R$ per Unit
Criterion for determining the issue price		Stock Options Plan
Payment conditions		local currency
Date of resolution	Body that resolved on the increase	Issue date	Total issue amount (Reais)	Type of increase	Common (Units)	Preferred (Unit)	Total shares (Units)	Subscription / Previous capital	Issue price	Quotation factor
12/22/2021	Board of Directors	11/30/2021	364,726.98	Private subscription	30,465	-	30,465	0.000629%	11,972	R$ per Unit
Criterion for determining the issue price		Stock Options Plan
Payment conditions		local currency
Date of resolution	Body that resolved on the increase	Issue date	Total issue amount (Reais)	Type of increase	Common (Units)	Preferred (Unit)	Total shares (Units)	Subscription / Previous capital	Issue price	Quotation factor
12/22/2021	Board of Directors	11/30/2021	303,909.22	Private subscription	25,385	-	25,385	0.000524%	11,972	R$ per Unit
Criterion for determining the issue price		Stock Options Plan
Payment conditions		local currency
Date of resolution	Body that resolved on the increase	Issue date	Total issue amount (Reais)	Type of increase	Common (Units)	Preferred (Unit)	Total shares (Units)	Subscription / Previous capital	Issue price	Quotation factor
12/22/2021	Board of Directors	11/30/2021	455,893.76	Private subscription	38,080	-	38,080	0.000786%	11,972	R$ per Unit
Criterion for determining the issue price		Stock Options Plan
Payment conditions		local currency
Date of resolution	Body that resolved on the increase	Issue date	Total issue amount (Reais)	Type of increase	Common (Units)	Preferred (Unit)	Total shares (Units)	Subscription / Previous capital	Issue price	Quotation factor
12/22/2021	Board of Directors	11/30/2021	364,726.98	Private subscription	30,465	-	30,465	0.000629%	11,972	R$ per Unit
Criterion for determining the issue price		Stock Options Plan
Payment conditions		local currency
Date of resolution	Body that resolved on the increase	Issue date	Total issue amount (Reais)	Type of increase	Common (Units)	Preferred (Unit)	Total shares (Units)	Subscription / Previous capital	Issue price	Quotation factor
12/22/2021	Board of Directors	11/30/2021	866,234.06	Private subscription	72,355	-	72,355	0.001493%	11,972	R$ per Unit
Criterion for determining the issue price		Stock Options Plan
Payment conditions		local currency
Date of resolution	Body that resolved on the increase	Issue date	Total issue amount (Reais)	Type of increase	Common (Units)	Preferred (Unit)	Total shares (Units)	Subscription / Previous capital	Issue price	Quotation factor
12/22/2021	Board of Directors	11/29/2021	10,203,436.30	Private subscription	852,275	-	852,275	0.017584	11,972	R$ per Unit
Criterion for determining the issue price		Stock Options Plan
Payment conditions		local currency
Date of resolution	Body that resolved on the increase	Issue date	Total issue amount (Reais)	Type of increase	Common (Units)	Preferred (Unit)	Total shares (Units)	Subscription / Previous capital	Issue price	Quotation factor
12/22/2021	Board of Directors	11/29/2021	364,726.98	Private subscription	30,465	-	30,465	0.000629%	11,972	R$ per Unit

424

Criterion for determining the issue price		Stock Options Plan
Payment conditions		local currency
Date of resolution	Body that resolved on the increase	Issue date	Total issue amount (Reais)	Type of increase	Common (Units)	Preferred (Unit)	Total shares (Units)	Subscription / Previous capital	Issue price	Quotation factor
12/22/2021	Board of Directors	11/29/2021	517,190.40	Private subscription	43,200	-	43,200	0.000891%	11,972	R$ per Unit
Criterion for determining the issue price		Stock Options Plan
Payment conditions		local currency
Date of resolution	Body that resolved on the increase	Issue date	Total issue amount (Reais)	Type of increase	Common (Units)	Preferred (Unit)	Total shares (Units)	Subscription / Previous capital	Issue price	Quotation factor
12/22/2021	Board of Directors	11/29/2021	303,909.22	Private subscription	25,385	-	25,385	0.000524%	11,972	R$ per Unit
Criterion for determining the issue price		Stock Options Plan
Payment conditions		local currency
Date of resolution	Body that resolved on the increase	Issue date	Total issue amount (Reais)	Type of increase	Common (Units)	Preferred (Unit)	Total shares (Units)	Subscription / Previous capital	Issue price	Quotation factor
12/22/2021	Board of Directors	11/29/2021	303,909.22	Private subscription	25,385	-	25,385	0.000524%	11,972	R$ per Unit
Criterion for determining the issue price		Stock Options Plan
Payment conditions		local currency
Date of resolution	Body that resolved on the increase	Issue date	Total issue amount (Reais)	Type of increase	Common (Units)	Preferred (Unit)	Total shares (Units)	Subscription / Previous capital	Issue price	Quotation factor
12/22/2021	Board of Directors	11/29/2021	303,909.22	Private subscription	25,385	-	25,385	0.000524%	11,972	R$ per Unit
Criterion for determining the issue price		Stock Options Plan
Payment conditions		local currency
Date of resolution	Body that resolved on the increase	Issue date	Total issue amount (Reais)	Type of increase	Common (Units)	Preferred (Unit)	Total shares (Units)	Subscription / Previous capital	Issue price	Quotation factor
12/22/2021	Board of Directors	11/29/2021	577,469.42	Private subscription	48,235	-	48,235	0.000995%	11,972	R$ per Unit
Criterion for determining the issue price		Stock Options Plan
Payment conditions		local currency
Date of resolution	Body that resolved on the increase	Issue date	Total issue amount (Reais)	Type of increase	Common (Units)	Preferred (Unit)	Total shares (Units)	Subscription / Previous capital	Issue price	Quotation factor
12/22/2021	Board of Directors	11/29/2021	303,909.22	Private subscription	25,385	-	25,385	0.000524%	11,972	R$ per Unit
Criterion for determining the issue price		Stock Options Plan
Payment conditions		local currency
Date of resolution	Body that resolved on the increase	Issue date	Total issue amount (Reais)	Type of increase	Common (Units)	Preferred (Unit)	Total shares (Units)	Subscription / Previous capital	Issue price	Quotation factor
12/22/2021	Board of Directors	11/26/2021	364,726.98	Private subscription	30,465	-	30,465	0.000629%	11,972	R$ per Unit
Criterion for determining the issue price		Stock Options Plan
Payment conditions		local currency

425

Date of resolution	Body that resolved on the increase	Issue date	Total issue amount (Reais)	Type of increase	Common (Units)	Preferred (Unit)	Total shares (Units)	Subscription / Previous capital	Issue price	Quotation factor
12/22/2021	Board of Directors	11/26/2021	303,909.22	Private subscription	25,385	-	25,385	0.000524%	11,972	R$ per Unit
Criterion for determining the issue price		Stock Options Plan
Payment conditions		local currency
Date of resolution	Body that resolved on the increase	Issue date	Total issue amount (Reais)	Type of increase	Common (Units)	Preferred (Unit)	Total shares (Units)	Subscription / Previous capital	Issue price	Quotation factor
12/22/2021	Board of Directors	11/26/2021	517,190.40	Private subscription	43,200	-	43,200	0.000891%	11,972	R$ per Unit
Criterion for determining the issue price		Stock Options Plan
Payment conditions		local currency
Date of resolution	Body that resolved on the increase	Issue date	Total issue amount (Reais)	Type of increase	Common (Units)	Preferred (Unit)	Total shares (Units)	Subscription / Previous capital	Issue price	Quotation factor
12/22/2021	Board of Directors	11/25/2021	517,190.40	Private subscription	43,200	-	43,200	0.000891%	11,972	R$ per Unit
Criterion for determining the issue price		Stock Options Plan
Payment conditions		local currency
Date of resolution	Body that resolved on the increase	Issue date	Total issue amount (Reais)	Type of increase	Common (Units)	Preferred (Unit)	Total shares (Units)	Subscription / Previous capital	Issue price	Quotation factor
12/22/2021	Board of Directors	11/25/2021	303,909.22	Private subscription	25,385	-	25,385	0.000524%	11,972	R$ per Unit
Criterion for determining the issue price		Stock Options Plan
Payment conditions		local currency
Date of resolution	Body that resolved on the increase	Issue date	Total issue amount (Reais)	Type of increase	Common (Units)	Preferred (Unit)	Total shares (Units)	Subscription / Previous capital	Issue price	Quotation factor
12/22/2021	Board of Directors	11/25/2021	303,909.22	Private subscription	25,385	-	25,385	0.000524%	11,972	R$ per Unit
Criterion for determining the issue price		Stock Options Plan
Payment conditions		local currency
Date of resolution	Body that resolved on the increase	Issue date	Total issue amount (Reais)	Type of increase	Common (Units)	Preferred (Unit)	Total shares (Units)	Subscription / Previous capital	Issue price	Quotation factor
12/22/2021	Board of Directors	11/25/2021	577,469.42	Private subscription	48,235	-	48,235	0.000995%	11,972	R$ per Unit
Criterion for determining the issue price		Stock Options Plan
Payment conditions		local currency
Date of resolution	Body that resolved on the increase	Issue date	Total issue amount (Reais)	Type of increase	Common (Units)	Preferred (Unit)	Total shares (Units)	Subscription / Previous capital	Issue price	Quotation factor
12/22/2021	Board of Directors	11/25/2021	455,893.76	Private subscription	38,080	-	38,080	0.000786%	11,972	R$ per Unit
Criterion for determining the issue price		Stock Options Plan
Payment conditions		local currency

426

Date of resolution	Body that resolved on the increase	Issue date	Total issue amount (Reais)	Type of increase	Common (Units)	Preferred (Unit)	Total shares (Units)	Subscription / Previous capital	Issue price	Quotation factor
12/22/2021	Board of Directors	11/24/2021	759,862.84	Private subscription	63,470	-	63,470	0.001310%	11,972	R$ per Unit
Criterion for determining the issue price		Stock Options Plan
Payment conditions		local currency
Date of resolution	Body that resolved on the increase	Issue date	Total issue amount (Reais)	Type of increase	Common (Units)	Preferred (Unit)	Total shares (Units)	Subscription / Previous capital	Issue price	Quotation factor
12/22/2021	Board of Directors	11/24/2021	364,726.98	Private subscription	30,465	-	30,465	0.000629%	11,972	R$ per Unit
Criterion for determining the issue price		Stock Options Plan
Payment conditions		local currency
Date of resolution	Body that resolved on the increase	Issue date	Total issue amount (Reais)	Type of increase	Common (Units)	Preferred (Unit)	Total shares (Units)	Subscription / Previous capital	Issue price	Quotation factor
12/22/2021	Board of Directors	11/24/2021	303,909.22	Private subscription	25,385	-	25,385	0.000524%	11,972	R$ per Unit
Criterion for determining the issue price		Stock Options Plan
Payment conditions		local currency
Date of resolution	Body that resolved on the increase	Issue date	Total issue amount (Reais)	Type of increase	Common (Units)	Preferred (Unit)	Total shares (Units)	Subscription / Previous capital	Issue price	Quotation factor
12/22/2021	Board of Directors	11/23/2021	759,862.84	Private subscription	63,470	-	63,470	0.001310%	11,972	R$ per Unit
Criterion for determining the issue price		Stock Options Plan
Payment conditions		local currency
Date of resolution	Body that resolved on the increase	Issue date	Total issue amount (Reais)	Type of increase	Common (Units)	Preferred (Unit)	Total shares (Units)	Subscription / Previous capital	Issue price	Quotation factor
12/22/2021	Board of Directors	11/23/2021	658,543.80	Private subscription	55,007	-	55,007	0.001135%	11,972	R$ per Unit
Criterion for determining the issue price		Stock Options Plan
Payment conditions		local currency
Date of resolution	Body that resolved on the increase	Issue date	Total issue amount (Reais)	Type of increase	Common (Units)	Preferred (Unit)	Total shares (Units)	Subscription / Previous capital	Issue price	Quotation factor
12/22/2021	Board of Directors	11/23/2021	517,190.40	Private subscription	43,200	-	43,200	0.000891%	11,972	R$ per Unit
Criterion for determining the issue price		Stock Options Plan
Payment conditions		local currency
Date of resolution	Body that resolved on the increase	Issue date	Total issue amount (Reais)	Type of increase	Common (Units)	Preferred (Unit)	Total shares (Units)	Subscription / Previous capital	Issue price	Quotation factor
12/22/2021	Board of Directors	11/22/2021	1,124,649.68	Private subscription	93,940	-	93,940	0.001939%	11,972	R$ per Unit
Criterion for determining the issue price		Stock Options Plan
Payment conditions		local currency
Date of resolution	Body that resolved on the increase	Issue date	Total issue amount (Reais)	Type of increase	Common (Units)	Preferred (Unit)	Total shares (Units)	Subscription / Previous capital	Issue price	Quotation factor
11/26/2021	Board of Directors	11/16/2021	455,893.76	Private subscription	38,080	-	38,080	0.000786%	11,972	R$ per Unit

427

Criterion for determining the issue price		Stock Options Plan
Payment conditions		local currency
Date of resolution	Body that resolved on the increase	Issue date	Total issue amount (Reais)	Type of increase	Common (Units)	Preferred (Unit)	Total shares (Units)	Subscription / Previous capital	Issue price	Quotation factor
11/26/2021	Board of Directors	11/16/2021	303,909.22	Private subscription	25,385	-	25,385	0.000524%	11,972	R$ per Unit
Criterion for determining the issue price		Stock Options Plan
Payment conditions		local currency
Date of resolution	Body that resolved on the increase	Issue date	Total issue amount (Reais)	Type of increase	Common (Units)	Preferred (Unit)	Total shares (Units)	Subscription / Previous capital	Issue price	Quotation factor
11/26/2021	Board of Directors	11/12/2021	303,909.22	Private subscription	25,385	-	25,385	0.000524%	11,972	R$ per Unit
Criterion for determining the issue price		Stock Options Plan
Payment conditions		local currency
Date of resolution	Body that resolved on the increase	Issue date	Total issue amount (Reais)	Type of increase	Common (Units)	Preferred (Unit)	Total shares (Units)	Subscription / Previous capital	Issue price	Quotation factor
11/26/2021	Board of Directors	11/11/2021	248,191.53	Private subscription	20,731	-	20,731	0.000428%	11,972	R$ per Unit
Criterion for determining the issue price		Stock Options Plan
Payment conditions		local currency
Date of resolution	Body that resolved on the increase	Issue date	Total issue amount (Reais)	Type of increase	Common (Units)	Preferred (Unit)	Total shares (Units)	Subscription / Previous capital	Issue price	Quotation factor
11/26/2021	Board of Directors	11/10/2021	303,909.22	Private subscription	25,385	-	25,385	0.000524%	11,972	R$ per Unit
Criterion for determining the issue price		Stock Options Plan
Payment conditions		local currency
Date of resolution	Body that resolved on the increase	Issue date	Total issue amount (Reais)	Type of increase	Common (Units)	Preferred (Unit)	Total shares (Units)	Subscription / Previous capital	Issue price	Quotation factor
11/26/2021	Board of Directors	11/10/2021	303,909.22	Private subscription	25,385	-	25,385	0.000524%	11,972	R$ per Unit
Criterion for determining the issue price		Stock Options Plan
Payment conditions		local currency
Date of resolution	Body that resolved on the increase	Issue date	Total issue amount (Reais)	Type of increase	Common (Units)	Preferred (Unit)	Total shares (Units)	Subscription / Previous capital	Issue price	Quotation factor
11/26/2021	Board of Directors	11/09/2021	759,862.84	Private subscription	63,470	-	63,470	0.001310%	11,972	R$ per Unit
Criterion for determining the issue price		Stock Options Plan
Payment conditions		local currency
Date of resolution	Body that resolved on the increase	Issue date	Total issue amount (Reais)	Type of increase	Common (Units)	Preferred (Unit)	Total shares (Units)	Subscription / Previous capital	Issue price	Quotation factor
11/26/2021	Board of Directors	11/08/2021	303,909.22	Private subscription	25,385	-	25,385	0.000524%	11,972	R$ per Unit
Criterion for determining the issue price		Stock Options Plan
Payment conditions		local currency

428

Date of resolution	Body that resolved on the increase	Issue date	Total issue amount (Reais)	Type of increase	Common (Units)	Preferred (Unit)	Total shares (Units)	Subscription / Previous capital	Issue price	Quotation factor
11/26/2021	Board of Directors	11/04/2021	303,909.22	Private subscription	25,385	-	25,385	0.000524%	11,972	R$ per Unit
Criterion for determining the issue price		Stock Options Plan
Payment conditions		local currency
Date of resolution	Body that resolved on the increase	Issue date	Total issue amount (Reais)	Type of increase	Common (Units)	Preferred (Unit)	Total shares (Units)	Subscription / Previous capital	Issue price	Quotation factor
11/26/2021	Board of Directors	04/11/2021	303,909.22	Private subscription	25,385	-	25,385	0.000524%	11,972	R$ per Unit
Criterion for determining the issue price		Stock Options Plan
Payment conditions		local currency
Date of resolution	Body that resolved on the increase	Issue date	Total issue amount (Reais)	Type of increase	Common (Units)	Preferred (Unit)	Total shares (Units)	Subscription / Previous capital	Issue price	Quotation factor
11/26/2021	Board of Directors	11/03/2021	303,909.22	Private subscription	25,385	-	25,385	0.000524%	11,972	R$ per Unit
Criterion for determining the issue price		Stock Options Plan
Payment conditions		local currency
Date of resolution	Body that resolved on the increase	Issue date	Total issue amount (Reais)	Type of increase	Common (Units)	Preferred (Unit)	Total shares (Units)	Subscription / Previous capital	Issue price	Quotation factor
11/26/2021	Board of Directors	11/03/2021	455,893.76	Private subscription	38,080	-	38,080	0.000786%	11,972	R$ per Unit
Criterion for determining the issue price		Stock Options Plan
Payment conditions		local currency
Date of resolution	Body that resolved on the increase	Issue date	Total issue amount (Reais)	Type of increase	Common (Units)	Preferred (Unit)	Total shares (Units)	Subscription / Previous capital	Issue price	Quotation factor
03/23/2020	Board of Directors	03/23/2020	R$ 32,313,656.38	Private subscription	1,542,676	-	1,542,676	0.055841%	20.95	R$ per Unit
Criterion for determining the issue price		Stock Options Plan
Payment conditions		local currency.
Date of resolution	Body that resolved on the increase	Issue date	Total issue amount (Reais)	Type of increase	Common (Units)	Preferred (Unit)	Total shares (Units)	Subscription / Previous capital	Issue price	Quotation factor
10/09/2019	Board of Directors	09/17/2019	R$ 281,957.95	Private subscription	30,125	-	30,125	0.000487%	9.35960	R$ per Unit
Criterion for determining the issue price		Stock Options Plan
Payment conditions		local currency.
Date of resolution	Body that resolved on the increase	Issue date	Total issue amount (Reais)	Type of increase	Common (Units)	Preferred (Unit)	Total shares (Units)	Subscription / Previous capital	Issue price	Quotation factor
10/09/2019	Board of Directors	09/19/2019	R$ 338,349.54	Private subscription	36,150	-	36,150	0.000585%	9.35960	R$ per Unit
Criterion for determining the issue price		Stock Options Plan
Payment conditions		local currency.
Date of resolution	Body that resolved on the increase	Issue date	Total issue amount (Reais)	Type of increase	Common (Units)	Preferred (Unit)	Total shares (Units)	Subscription / Previous capital	Issue price	Quotation factor
10/09/2019	Board of Directors	09/23/2019	R$ 705,011.87	Private subscription	75,325	-	75,325	0.001218%	9.35960	R$ per Unit
Criterion for determining the issue price		Stock Options Plan
Payment conditions		local currency.

429

Date of resolution	Body that resolved on the increase	Issue date	Total issue amount (Reais)	Type of increase	Common (Units)	Preferred (Unit)	Total shares (Units)	Subscription / Previous capital	Issue price	Quotation factor
10/09/2019	Board of Directors	09/27/2019	R$ 507,524.31	Private subscription	54,225	-	54,225	0.000877%	9.35960	R$ per Unit
Criterion for determining the issue price		Stock Options Plan
Payment conditions		local currency.
Date of resolution	Body that resolved on the increase	Issue date	Total issue amount (Reais)	Type of increase	Common (Units)	Preferred (Unit)	Total shares (Units)	Subscription / Previous capital	Issue price	Quotation factor
10/09/2019	Board of Directors	09/30/2019	R$ 1,139,854.12	Private subscription	95,210	-	95,210	0.001970%	11.97200	R$ per Unit
Criterion for determining the issue price		Stock Options Plan
Payment conditions		local currency.
Date of resolution	Body that resolved on the increase	Issue date	Total issue amount (Reais)	Type of increase	Common (Units)	Preferred (Unit)	Total shares (Units)	Subscription / Previous capital	Issue price	Quotation factor
09/18/2019	Board of Directors	08/19/2019	R$ 713,396.52	Private subscription	61,875	-	61,875	0.001234%	11.52964	R$ per Unit
Criterion for determining the issue price		Stock Options Plan
Payment conditions		local currency.
Date of resolution	Body that resolved on the increase	Issue date	Total issue amount (Reais)	Type of increase	Common (Units)	Preferred (Unit)	Total shares (Units)	Subscription / Previous capital	Issue price	Quotation factor
09/18/2019	Board of Directors	08/21/2019	R$ 1,204,176.60	Private subscription	89,730	-	89,730	0.002083%	13.42000	R$ per Unit
Criterion for determining the issue price		Stock Options Plan
Payment conditions		local currency.
Date of resolution	Body that resolved on the increase	Issue date	Total issue amount (Reais)	Type of increase	Common (Units)	Preferred (Unit)	Total shares (Units)	Subscription / Previous capital	Issue price	Quotation factor
09/18/2019	Board of Directors	08/23/2019	R$ 367,802.55	Private subscription	68,625	-	68,625	0.000636%	5.35960	R$ per Unit
Criterion for determining the issue price		Stock Options Plan
Payment conditions		local currency.
Date of resolution	Body that resolved on the increase	Issue date	Total issue amount (Reais)	Type of increase	Common (Units)	Preferred (Unit)	Total shares (Units)	Subscription / Previous capital	Issue price	Quotation factor
09/18/2019	Board of Directors	08/23/2019	R$ 574,492.60	Private subscription	49,060	-	49,060	0.000994%	11.71000	R$ per Unit
Criterion for determining the issue price		Stock Options Plan
Payment conditions		local currency.
Date of resolution	Body that resolved on the increase	Issue date	Total issue amount (Reais)	Type of increase	Common (Units)	Preferred (Unit)	Total shares (Units)	Subscription / Previous capital	Issue price	Quotation factor
09/18/2019	Board of Directors	08/23/2019	R$ 193,876.68	Private subscription	53,350	-	53,350	0.000335%	3.63405	R$ per Unit
Criterion for determining the issue price		Stock Options Plan
Payment conditions		local currency.
Date of resolution	Body that resolved on the increase	Issue date	Total issue amount (Reais)	Type of increase	Common (Units)	Preferred (Unit)	Total shares (Units)	Subscription / Previous capital	Issue price	Quotation factor
09/18/2019	Board of Directors	08/26/2019	R$ 441,363.06	Private subscription	82,350	-	82,350	0.000763%	5.35960	R$ per Unit
Criterion for determining the issue price		Stock Options Plan
Payment conditions		local currency.

430

Date of resolution	Body that resolved on the increase	Issue date	Total issue amount (Reais)	Type of increase	Common (Units)	Preferred (Unit)	Total shares (Units)	Subscription / Previous capital	Issue price	Quotation factor
09/18/2019	Board of Directors	08/27/2019	R$ 766,020.83	Private subscription	142,925	-	142,925	0.001325%	R$ 5.35960	R$ per Unit
Criterion for determining the issue price		Stock Options Plan
Payment conditions		local currency.
Date of resolution	Body that resolved on the increase	Issue date	Total issue amount (Reais)	Type of increase	Common (Units)	Preferred (Unit)	Total shares (Units)	Subscription / Previous capital	Issue price	Quotation factor
09/18/2019	Board of Directors	08/27/2019	R$ 773,818.56	Private subscription	111,200	-	111,200	00.001338%	R$ 6.95880	R$ per Unit
Criterion for determining the issue price		Stock Options Plan
Payment conditions		local currency.
Date of resolution	Body that resolved on the increase	Issue date	Total issue amount (Reais)	Type of increase	Common (Units)	Preferred (Unit)	Total shares (Units)	Subscription / Previous capital	Issue price	Quotation factor
09/18/2019	Board of Directors	08/27/2019	R$ 705,011.87	Private subscription	75,325	-	75,325	0.001219%	9.35960	R$ per Unit
Criterion for determining the issue price		Stock Options Plan
Payment conditions		local currency.
Date of resolution	Body that resolved on the increase	Issue date	Total issue amount (Reais)	Type of increase	Common (Units)	Preferred (Unit)	Total shares (Units)	Subscription / Previous capital	Issue price	Quotation factor
09/18/2019	Board of Directors	08/27/2019	R$ 1,196,469.25	Private subscription	102,175	-	102,175	0.002069%	11.71000	R$ per Unit
Criterion for determining the issue price		Stock Options Plan
Payment conditions		local currency.
Date of resolution	Body that resolved on the increase	Issue date	Total issue amount (Reais)	Type of increase	Common (Units)	Preferred (Unit)	Total shares (Units)	Subscription / Previous capital	Issue price	Quotation factor
09/18/2019	Board of Directors	08/27/2019	R$ 995,291.45	Private subscription	84,995	-	84,995	0.001721%	11.71000	R$ per Unit
Criterion for determining the issue price		Stock Options Plan
Payment conditions		local currency.
Date of resolution	Body that resolved on the increase	Issue date	Total issue amount (Reais)	Type of increase	Common (Units)	Preferred (Unit)	Total shares (Units)	Subscription / Previous capital	Issue price	Quotation factor
09/18/2019	Board of Directors	08/27/2019	R$ 759.862,84	Private subscription	63,470	-	63,470	0.001314%	11.97200	R$ per Unit
Criterion for determining the issue price		Stock Options Plan
Payment conditions		local currency.
Date of resolution	Body that resolved on the increase	Issue date	Total issue amount (Reais)	Type of increase	Common (Units)	Preferred (Unit)	Total shares (Units)	Subscription / Previous capital	Issue price	Quotation factor
09/18/2019	Board of Directors	08/27/2019	R$ 27,858.34	Private subscription	63,825	-	63,825	0.000048%	0.43648	R$ per Unit
Criterion for determining the issue price		Stock Options Plan
Payment conditions		local currency.
Date of resolution	Body that resolved on the increase	Issue date	Total issue amount (Reais)	Type of increase	Common (Units)	Preferred (Unit)	Total shares (Units)	Subscription / Previous capital	Issue price	Quotation factor
09/18/2019	Board of Directors	08/28/2019	R$ 509,001.78	Private subscription	58,345	-	58,345	0.000880%	8.72400	R$ per Unit
Criterion for determining the issue price		Stock Options Plan
Payment conditions		local currency.

431

Date of resolution	Body that resolved on the increase	Issue date	Total issue amount (Reais)	Type of increase	Common (Units)	Preferred (Unit)	Total shares (Units)	Subscription / Previous capital	Issue price	Quotation factor
09/18/2019	Board of Directors	08/28/2019	R$ 22,862,256.22	Private subscription	1,921,600	-	1,921,600	0.039540%	11.89751	R$ per Unit
Criterion for determining the issue price		Stock Options Plan
Payment conditions		local currency.
Date of resolution	Body that resolved on the increase	Issue date	Total issue amount (Reais)	Type of increase	Common (Units)	Preferred (Unit)	Total shares (Units)	Subscription / Previous capital	Issue price	Quotation factor
09/18/2019	Board of Directors	08/30/2019	R$ 19,358,380.80	Private subscription	977,696	-	977,696	0.033467%	19.80	R$ per Unit
Criterion for determining the issue price		Stock Options Plan
Payment conditions		local currency.
Date of resolution	Body that resolved on the increase	Issue date	Total issue amount (Reais)	Type of increase	Common (Units)	Preferred (Unit)	Total shares (Units)	Subscription / Previous capital	Issue price	Quotation factor
09/18/2019	Board of Directors	08/30/2019	R$ 49,910.69	Private subscription	22,075	-	22,075	0.000086%	2.26096	R$ per Unit
Criterion for determining the issue price		Stock Options Plan
Payment conditions		local currency.
Date of resolution	Body that resolved on the increase	Issue date	Total issue amount (Reais)	Type of increase	Common (Units)	Preferred (Unit)	Total shares (Units)	Subscription / Previous capital	Issue price	Quotation factor
09/18/2019	Board of Directors	09/12/2019	R$ 400,713.40	Private subscription	23,300	-	23,300	0.000693%	17.19800	R$ per Unit
Criterion for determining the issue price		Stock Options Plan
Payment conditions		local currency.
Date of resolution	Body that resolved on the increase	Issue date	Total issue amount (Reais)	Type of increase	Common (Units)	Preferred (Unit)	Total shares (Units)	Subscription / Previous capital	Issue price	Quotation factor
09/18/2019	Board of Directors	09/12/2019	R$ 339,821.12	Private subscription	19,352	-	19,352	0.000587%	17.56	R$ per Unit
Criterion for determining the issue price		Stock Options Plan
Payment conditions		local currency.
Date of resolution	Body that resolved on the increase	Issue date	Total issue amount (Reais)	Type of increase	Common (Units)	Preferred (Unit)	Total shares (Units)	Subscription / Previous capital	Issue price	Quotation factor
09/18/2019	Board of Directors	09/12/2019	R$ 40,584.23	Private subscription	17,950	-	17,950	0.000070%	2.26096	R$ per Unit
Criterion for determining the issue price		Stock Options Plan
Payment conditions		local currency.
Date of resolution	Body that resolved on the increase	Issue date	Total issue amount (Reais)	Type of increase	Common (Units)	Preferred (Unit)	Total shares (Units)	Subscription / Previous capital	Issue price	Quotation factor
08/22/2019	Board of Directors	07/25/2019	R$ 693,737.24	Private subscription	64,025	-	64,025	0.001200%	10.83541	R$ per Unit
Criterion for determining the issue price		Stock Options Plan
Payment conditions		local currency.
Date of resolution	Body that resolved on the increase	Issue date	Total issue amount (Reais)	Type of increase	Common (Units)	Preferred (Unit)	Total shares (Units)	Subscription / Previous capital	Issue price	Quotation factor
08/22/2019	Board of Directors	07/25/2019	R$ 340,839.72	Private subscription	150,750	-	150,750	0.000590%	2.26096	R$ per Unit
Criterion for determining the issue price		Stock Options Plan
Payment conditions		local currency.

432

Date of resolution	Body that resolved on the increase	Issue date	Total issue amount (Reais)	Type of increase	Common (Units)	Preferred (Unit)	Total shares (Units)	Subscription / Previous capital	Issue price	Quotation factor
08/22/2019	Board of Directors	07/25/2019	R$ 620,307.49	Private subscription	66,275	-	66,275	0.001073%	9.35960	R$ per Unit
Criterion for determining the issue price		Stock Options Plan
Payment conditions		local currency.
Date of resolution	Body that resolved on the increase	Issue date	Total issue amount (Reais)	Type of increase	Common (Units)	Preferred (Unit)	Total shares (Units)	Subscription / Previous capital	Issue price	Quotation factor
08/22/2019	Board of Directors	07/25/2019	R$ 547,120.40	Private subscription	45,700	-	45,700	0.000947%	11.972	R$ per Unit
Criterion for determining the issue price		Stock Options Plan
Payment conditions		local currency.
Date of resolution	Body that resolved on the increase	Issue date	Total issue amount (Reais)	Type of increase	Common (Units)	Preferred (Unit)	Total shares (Units)	Subscription / Previous capital	Issue price	Quotation factor
08/22/2019	Board of Directors	07/25/2019	R$ 283,172.56	Private subscription	16,126	-	16,126	0.000490%	17.56000	R$ per Unit
Criterion for determining the issue price		Stock Options Plan
Payment conditions		local currency.
Date of resolution	Body that resolved on the increase	Issue date	Total issue amount (Reais)	Type of increase	Common (Units)	Preferred (Unit)	Total shares (Units)	Subscription / Previous capital	Issue price	Quotation factor
08/22/2019	Board of Directors	07/26/2019	R$ 104,004.16	Private subscription	46,000	-	46,000	0.000180%	2.26096	R$ per Unit
Criterion for determining the issue price		Stock Options Plan
Payment conditions		local currency.
Date of resolution	Body that resolved on the increase	Issue date	Total issue amount (Reais)	Type of increase	Common (Units)	Preferred (Unit)	Total shares (Units)	Subscription / Previous capital	Issue price	Quotation factor
08/22/2019	Board of Directors	07/26/2019	R$ 807,075.16	Private subscription	45,961	-	45,961	0.001396%	17.56	R$ per Unit
Criterion for determining the issue price		Stock Options Plan
Payment conditions		local currency.
Date of resolution	Body that resolved on the increase	Issue date	Total issue amount (Reais)	Type of increase	Common (Units)	Preferred (Unit)	Total shares (Units)	Subscription / Previous capital	Issue price	Quotation factor
08/22/2019	Board of Directors	07/29/2019	R$ 49,529.57	Private subscription	113,475	-	113,475	0.000086%	0.43648	R$ per Unit
Criterion for determining the issue price		Stock Options Plan
Payment conditions		local currency.
Date of resolution	Body that resolved on the increase	Issue date	Total issue amount (Reais)	Type of increase	Common (Units)	Preferred (Unit)	Total shares (Units)	Subscription / Previous capital	Issue price	Quotation factor
08/22/2019	Board of Directors	07/29/2019	R$ 671,503.91	Private subscription	61,875	-	61,875	0.001162%	10.85259	R$ per Unit
Criterion for determining the issue price		Stock Options Plan
Payment conditions		local currency.
Date of resolution	Body that resolved on the increase	Issue date	Total issue amount (Reais)	Type of increase	Common (Units)	Preferred (Unit)	Total shares (Units)	Subscription / Previous capital	Issue price	Quotation factor
08/22/2019	Board of Directors	07/29/2019	R$ 303,909.22	Private subscription	25,385	-	25,385	0.000526%	11.97200	R$ per Unit
Criterion for determining the issue price		Stock Options Plan
Payment conditions		local currency.

433

Date of resolution	Body that resolved on the increase	Issue date	Total issue amount (Reais)	Type of increase	Common (Units)	Preferred (Unit)	Total shares (Units)	Subscription / Previous capital	Issue price	Quotation factor
08/22/2019	Board of Directors	07/29/2019	R$ 333,899.17	Private subscription	19,415	-	19,415	0.000578%	17.19800	R$ per Unit
Criterion for determining the issue price		Stock Options Plan
Payment conditions		local currency.
Date of resolution	Body that resolved on the increase	Issue date	Total issue amount (Reais)	Type of increase	Common (Units)	Preferred (Unit)	Total shares (Units)	Subscription / Previous capital	Issue price	Quotation factor
08/22/2019	Board of Directors	07/29/2019	R$ 707,948.96	Private subscription	40,316	-	40,316	0.001225%	17.56	R$ per Unit

Criterion for determining the issue price		Stock Options Plan
Payment conditions		local currency.
Date of resolution	Body that resolved on the increase	Issue date	Total issue amount (Reais)	Type of increase	Common (Units)	Preferred (Unit)	Total shares (Units)	Subscription / Previous capital	Issue price	Quotation factor
08/22/2019	Board of Directors	07/29/2019	R$ 1,143,449.00	Private subscription	68,470	-	68,470	0.001978%	16.70	R$ per Unit
Criterion for determining the issue price		Stock Options Plan
Payment conditions		local currency.
Date of resolution	Body that resolved on the increase	Issue date	Total issue amount (Reais)	Type of increase	Common (Units)	Preferred (Unit)	Total shares (Units)	Subscription / Previous capital	Issue price	Quotation factor
08/22/2019	Board of Directors	07/30/2019	R$ 159,792.31	Private subscription	10,975	-	10,975	0.000276%	14.55966	R$ per Unit
Criterion for determining the issue price		Stock Options Plan
Payment conditions		local currency.
Date of resolution	Body that resolved on the increase	Issue date	Total issue amount (Reais)	Type of increase	Common (Units)	Preferred (Unit)	Total shares (Units)	Subscription / Previous capital	Issue price	Quotation factor
08/22/2019	Board of Directors	07/31/2019	R$ 303,909.22	Private subscription	25,385	-	25,385	0.000526%	11.972	R$ per Unit
Criterion for determining the issue price		Stock Options Plan
Payment conditions		local currency.
Date of resolution	Body that resolved on the increase	Issue date	Total issue amount (Reais)	Type of increase	Common (Units)	Preferred (Unit)	Total shares (Units)	Subscription / Previous capital	Issue price	Quotation factor
08/22/2019	Board of Directors	08/02/2019	R$ 26,079.68	Private subscription	59,750	-	59,750	0.000045%	0.43648	R$ per Unit
Criterion for determining the issue price		Stock Options Plan
Payment conditions		local currency.
Date of resolution	Body that resolved on the increase	Issue date	Total issue amount (Reais)	Type of increase	Common (Units)	Preferred (Unit)	Total shares (Units)	Subscription / Previous capital	Issue price	Quotation factor
08/22/2019	Board of Directors	08/02/2019	R$ 338,349.54	Private subscription	36,150	-	36,150	0.000585%	9.35960	R$ per Unit
Criterion for determining the issue price		Stock Options Plan
Payment conditions		local currency.
Date of resolution	Body that resolved on the increase	Issue date	Total issue amount (Reais)	Type of increase	Common (Units)	Preferred (Unit)	Total shares (Units)	Subscription / Previous capital	Issue price	Quotation factor
08/22/2019	Board of Directors	08/02/2019	R$ 851,029.62	Private subscription	71,085	-	71,085	0.001472%	11.972	R$ per Unit
Criterion for determining the issue price		Stock Options Plan

434

Payment conditions		local currency.
Date of resolution	Body that resolved on the increase	Issue date	Total issue amount (Reais)	Type of increase	Common (Units)	Preferred (Unit)	Total shares (Units)	Subscription / Previous capital	Issue price	Quotation factor
08/22/2019	Board of Directors	08/04/2019	R$ 49,584.13	Private subscription	113,600	-	113,600	0.000086%	0.43648	R$ per Unit
Criterion for determining the issue price		Stock Options Plan
Payment conditions		local currency.
Date of resolution	Body that resolved on the increase	Issue date	Total issue amount (Reais)	Type of increase	Common (Units)	Preferred (Unit)	Total shares (Units)	Subscription / Previous capital	Issue price	Quotation factor
08/22/2019	Board of Directors	08/06/2019	R$ 59,906.88	Private subscription	137,250	-	137,250	0.000104%	R$ 0.43648	R$ per Unit
Criterion for determining the issue price		Stock Options Plan
Payment conditions		local currency
Date of resolution	Body that resolved on the increase	Issue date	Total issue amount (Reais)	Type of increase	Common (Units)	Preferred (Unit)	Total shares (Units)	Subscription / Previous capital	Issue price	Quotation factor
08/22/2019	Board of Directors	08/06/2019	R$ 105,134.64	Private subscription	46,500	-	46,500	0.000182%	R$ 2.26096	R$ per Unit
Criterion for determining the issue price		Stock Options Plan
Payment conditions		local currency
Date of resolution	Body that resolved on the increase	Issue date	Total issue amount (Reais)	Type of increase	Common (Units)	Preferred (Unit)	Total shares (Units)	Subscription / Previous capital	Issue price	Quotation factor
08/22/2019	Board of Directors	08/06/2019	R$ 281,957.95	Private subscription	30,125	-	30,125	0.000488%	R$ 9.35960	R$ per Unit
Criterion for determining the issue price		Stock Options Plan
Payment conditions		local currency.
Date of resolution	Body that resolved on the increase	Issue date	Total issue amount (Reais)	Type of increase	Common (Units)	Preferred (Unit)	Total shares (Units)	Subscription / Previous capital	Issue price	Quotation factor
08/22/2019	Board of Directors	08/14/2019	R$ 893,125.15	Private subscription	77,850	-	77,850	0.001545%	R$ 11.47238	R$ per Unit
Criterion for determining the issue price		Stock Options Plan
Payment conditions		local currency
Date of resolution	Body that resolved on the increase	Issue date	Total issue amount (Reais)	Type of increase	Common (Units)	Preferred (Unit)	Total shares (Units)	Subscription / Previous capital	Issue price	Quotation factor
08/22/2019	Board of Directors	08/14/2019	R$ 13,028.93	Private subscription	29,850	-	29,850	0.000023%	R$ 0.43648	R$ per Unit
Criterion for determining the issue price		Stock Options Plan
Payment conditions		local currency
Date of resolution	Body that resolved on the increase	Issue date	Total issue amount (Reais)	Type of increase	Common (Units)	Preferred (Unit)	Total shares (Units)	Subscription / Previous capital	Issue price	Quotation factor
08/22/2019	Board of Directors	08/14/2019	R$ 64,946.08	Private subscription	28,725	-	28,725	0.000112%	R$ 2.26096	R$ per Unit
Criterion for determining the issue price		Stock Options Plan
Payment conditions		local currency
Date of resolution	Body that resolved on the increase	Issue date	Total issue amount (Reais)	Type of increase	Common (Units)	Preferred (Unit)	Total shares (Units)	Subscription / Previous capital	Issue price	Quotation factor
08/22/2019	Board of Directors	08/16/2019	R$ 79,537.57	Private subscription	182,225	-	182,225	0.000138%	R$ 0.43648	R$ per Unit
Criterion for determining the issue price		Stock Options Plan

435

Payment conditions		local currency
Date of resolution	Body that resolved on the increase	Issue date	Total issue amount (Reais)	Type of increase	Common (Units)	Preferred (Unit)	Total shares (Units)	Subscription / Previous capital	Issue price	Quotation factor
08/22/2019	Board of Directors	08/16/2019	R$ 677,061.34	Private subscription	59,225	-	59,225	0.001171%	R$ 11.43202	R$ per Unit
Criterion for determining the issue price		Stock Options Plan
Payment conditions		local currency
Date of resolution	Body that resolved on the increase	Issue date	Total issue amount (Reais)	Type of increase	Common (Units)	Preferred (Unit)	Total shares (Units)	Subscription / Previous capital	Issue price	Quotation factor
06/19/2019	Board of Directors	05/20/2019	R$ 90,028.59	Private subscription	25,075	-	25,075	0.00016%	R$ 3.59037	R$ per Unit
Criterion for determining the issue price		Stock Options Plan
Payment conditions		local currency
Date of resolution	Body that resolved on the increase	Issue date	Total issue amount (Reais)	Type of increase	Common (Units)	Preferred (Unit)	Total shares (Units)	Subscription / Previous capital	Issue price	Quotation factor
06/19/2019	Board of Directors	05/24/2019	R$ 72,802.91	Private subscription	32,200	-	32,200	0.00013%	R$ 2.26096	R$ per Unit
Criterion for determining the issue price		Stock Options Plan
Payment conditions		local currency
Date of resolution	Body that resolved on the increase	Issue date	Total issue amount (Reais)	Type of increase	Common (Units)	Preferred (Unit)	Total shares (Units)	Subscription / Previous capital	Issue price	Quotation factor
06/19/2019	Board of Directors	05/30/2019	R$ 281,957.95	Private subscription	30,125	-	30,125	0.00049%	R$ 9.3596	R$ per Unit
Criterion for determining the issue price		Stock Options Plan
Payment conditions		local currency
Date of resolution	Body that resolved on the increase	Issue date	Total issue amount (Reais)	Type of increase	Common (Units)	Preferred (Unit)	Total shares (Units)	Subscription / Previous capital	Issue price	Quotation factor
06/19/2019	Board of Directors	06/04/2019	R$ 303,378.48	Private subscription	39,475	-	39,475	0.00052%	R$ 7.68533	R$ per Unit
Criterion for determining the issue price		Stock Options Plan
Payment conditions		local currency
Date of resolution	Body that resolved on the increase	Issue date	Total issue amount (Reais)	Type of increase	Common (Units)	Preferred (Unit)	Total shares (Units)	Subscription / Previous capital	Issue price	Quotation factor
06/19/2019	Board of Directors	06/07/2019	R$ 183,055.92	Private subscription	53,350	-	53,350	0.00032%	R$ 3.43123	R$ per Unit
Criterion for determining the issue price		Stock Options Plan
Payment conditions		local currency
Date of resolution	Body that resolved on the increase	Issue date	Total issue amount (Reais)	Type of increase	Common (Units)	Preferred (Unit)	Total shares (Units)	Subscription / Previous capital	Issue price	Quotation factor
06/19/2019	Board of Directors	06/11/2019	R$ 283,172.56	Private subscription	16,126	-	16,126	0.00049%	R$ 17.56 per share	R$ per Unit
Criterion for determining the issue price		Stock Options Plan
Payment conditions		local currency
Date of resolution	Body that resolved on the increase	Issue date	Total issue amount (Reais)	Type of increase	Common (Units)	Preferred (Unit)	Total shares (Units)	Subscription / Previous capital	Issue price	Quotation factor
06/19/2019	Board of Directors	06/12/2019	R$ 152,073.61	Private subscription	44,475	-	44,475	0.00026%	R$ 3.41931	R$ per Unit
Criterion for determining the issue price		Stock Options Plan

436

Payment conditions		local currency
Date of resolution	Body that resolved on the increase	Issue date	Total issue amount (Reais)	Type of increase	Common (Units)	Preferred (Unit)	Total shares (Units)	Subscription / Previous capital	Issue price	Quotation factor
05/02/2019	Board of Directors	04/03/2019	R$ 119,115.39	Private subscription	272,900	-	272,900	0.000206%	R$ 0.43648	R$ per Unit
Criterion for determining the issue price		Stock Options Plan
Payment conditions		local currency
Date of resolution	Body that resolved on the increase	Issue date	Total issue amount (Reais)	Type of increase	Common (Units)	Preferred (Unit)	Total shares (Units)	Subscription / Previous capital	Issue price	Quotation factor
05/02/2019	Board of Directors	04/03/2019	R$ 332,643.74	Private subscription	147,125	-	147,125	0.000576%	R$ 2.26096	R$ per Unit
Criterion for determining the issue price		Stock Options Plan
Payment conditions		local currency
Date of resolution	Body that resolved on the increase	Issue date	Total issue amount (Reais)	Type of increase	Common (Units)	Preferred (Unit)	Total shares (Units)	Subscription / Previous capital	Issue price	Quotation factor
05/02/2019	Board of Directors	04/15/2019	R$ 333,899.17	Private subscription	19,415	-	19,415	0.000578%	R$ 17.198	R$ per Unit
Criterion for determining the issue price		Stock Options Plan
Payment conditions		local currency
Date of resolution	Body that resolved on the increase	Issue date	Total issue amount (Reais)	Type of increase	Common (Units)	Preferred (Unit)	Total shares (Units)	Subscription / Previous capital	Issue price	Quotation factor
03/25/2019	Board of Directors	03/25/2019	R$9,599,613.21	Private subscription	570,387	-	570,387	0.016634%	R$16.83 per share	R$ per Unit
Criterion for determining the issue price		Stock Options Plan
Payment conditions		local currency
Date of resolution	Body that resolved on the increase	Issue date	Total issue amount (Reais)	Type of increase	Common (Units)	Preferred (Unit)	Total shares (Units)	Subscription / Previous capital	Issue price	Quotation factor
03/25/2019	Board of Directors	03/25/2019	R$79,042,714.22	Private subscription	4,124,599	-	4,124,599	0.136942%	R$19.163733061	R$ per Unit
Criterion for determining the issue price		Stock Options Plan
Payment conditions		local currency

17.3 – Information on share splits, groupings and bonuses

Not applicable, since there were no share splits, groupings and bonuses in the last three fiscal years.

17.4 - Decrease in capital stock

Not applicable, since the Company did not record any capital decrease in the last three fiscal years.

437

17.5 – Other material information

In 2022, the capital increases described below were carried out, approved by the Board of Directors:

Date of resolution	Body that resolved on the increase	Issue date	Total issue amount (Reais)	Type of increase	Common (Units)	Preferred (Unit)	Total shares (Units)	Subscription / Previous capital	Issue price	Quotation factor
04/25/2022	Board of Directors	04/25/2022	R$84,368,512.00	Private subscription	5,550,560	-	5,550,560	0.145347%	R$15.20 per share	R$ per Unit
Criterion for determining the issue price		Stock Options Plan
Payment conditions		local currency
Date of resolution	Body that resolved on the increase	Issue date	Total issue amount (Reais)	Type of increase	Common (Units)	Preferred (Unit)	Total shares (Units)	Subscription / Previous capital	Issue price	Quotation factor
03/29/2022	Board of Directors	03/29/2022	R$3,685,039.62	Private subscription	214,122	-	214,122	0.006349%	R$17.21	R$ per Unit
Criterion for determining the issue price		Stock Options Plan
Payment conditions		local currency

438

18. Securities

18.1 – Share Rights

Type of shares or CDA	Common Shares
Tag Along	80,000000
Right to dividends

Pursuant to Law No. 6404/76, holders of the Company’s shares are entitled to receive dividends or other distributions related to said shares in proportion to their interest.

The Company’s Bylaws establish that a minimum of 40% of adjusted net income should distributed to the shareholders on a yearly basis as mandatory dividends, in accordance with article 202 of Law 6404/76.

Voting rights	Full
Convertibility	No
Capital reimbursement rights

Yes

If the Company goes into liquidation, shareholders shall be reimbursed in proportion to their equity interest, after the payment of all Company liabilities.

Shareholders who do not agree with certain resolutions adopted by the annual shareholders’ meeting may withdraw from the Company, in accordance with Law No. 6404/76. For purposes of reimbursement, the value of the shares will be determined based on the value of shareholders’ equity recorded in the last balance sheet approved by the annual shareholders' meeting, except for their right to request preparation of a special balance sheet.

Tag along	As provided for in Law No. 6404/76, in case of direct or indirect disposal of the Company’s control, the buyer must hold a public offering for acquisition of shares with voting rights owned by the other shareholders and ensure them a minimum price equal to 80% of the amount paid per share with voting rights held by the controlling shareholders.
Circulation restrictions

The Manual on Disclosure and Use of Information and the Policy on the Trading of Securities Issued by Ambev S.A., approved by the Board of Directors, contain restrictions on the trading of securities issued by the Company by the persons and as described therein.

For further information on the Company’s Manual on Disclosure and Use of Information and the Policy on the Trading of Securities Issued by Ambev S.A., the persons connected to it, and its main provisions, see section 20 of this Reference Form.

439

Conditions for changing the rights guaranteed by the securities	According to Law No. 6404/76, neither the Company’ Bylaws, nor the resolutions adopted by the annual shareholders meeting can deprive the shareholders of the following rights: (i) share in profits; (ii) share in the distribution of any assets in case of liquidation; (iii) supervise the Company’s management, in accordance with Law 6404/76; (iv) exercise preemptive rights on the subscription of shares, convertible debentures, and warrants, as provided for in Law 6404/76; and (v) withdraw from the Company in the situations provided for in Law 6404/76.
Possibility of redemption of shares	This is not applicable, as there are no situations of redemption of shares issued by the Company other than those provided for in the law.
Other material characteristics	-

440

18.2 - Description of any statutory rules limiting the voting rights of significant shareholders or requiring them to hold a public offering

The Company’s Bylaws do not establish any specific rule limiting the voting rights of significant shareholders or requiring them to hold a public offering.

441

18.3 - Description of exceptions and suspensive clauses relating to equity or political rights set forth in the by-laws

This is not applicable, as there are no exceptions and suspensive clauses relating to equity or political rights set forth in the Company’s Bylaws.

However, the rights of the shareholders shall be suspended, pursuant to article 120 of the Brazilian Corporation Law, if they do not comply with an obligation imposed by the law or the bylaws, and the suspension shall cease as soon as the obligation is fulfilled.

Additionally, under the terms of article 171, paragraph 4 of the Brazilian Corporation Law, the preemptive right may be subject to a preclusive term, established by the Bylaws and not less than thirty days.

442

18.4 - Trading volume and highest and lowest price quotes of securities traded

Quarter	Security	Type/Class	Market	Administrative Body	Financial volume traded (in reais)	Highest quote (in reais)*	Lowest quote (in reais)*	Daily average of quotes (in reais)*	Quote factor
03/31/2019	Shares	Common	Organized Over-the-Counter Market	B3 S.A. – Brasil, Bolsa, Balcão	25,770,715,753	19.05	15.40	17.46	R$ per Unit
06/30/2019	Shares	Common	Organized Over-the-Counter Market	B3 S.A. – Brasil, Bolsa, Balcão	21,795,795,428	18.58	16.35	17.54	R$ per Unit
09/30/2019	Shares	Common	Organized Over-the-Counter Market	B3 S.A. – Brasil, Bolsa, Balcão	26,965,838,225	20.77	17.69	19.04	R$ per Unit
12/31/2019	Shares	Common	Organized Over-the-Counter Market	B3 S.A. – Brasil, Bolsa, Balcão	23,039,714,555	19.46	17.18	18.30	R$ per Unit
03/31/2020	Shares	Common	Organized Over-the-Counter Market	B3 S.A. – Brasil, Bolsa, Balcão	27,932,375,850	19.58	10.36	16.06	R$ per Unit
06/30/2020	Shares	Common	Organized Over-the-Counter Market	B3 S.A. – Brasil, Bolsa, Balcão	22,008,046,821	14.83	10.68	12.55	R$ per Unit
09/30/2020	Shares	Common	Organized Over-the-Counter Market	B3 S.A. – Brasil, Bolsa, Balcão	27,866,771,362	15.92	12.04	13.39	R$ per Unit
12/31/2020	Shares	Common	Organized Over-the-Counter Market	B3 S.A. – Brasil, Bolsa, Balcão	19,452,981,102	18.80	14.54	16.39	R$ per Unit
03/31/2021	Shares	Common	Organized Over-the-Counter Market	B3 S.A. – Brasil, Bolsa, Balcão	23,270,102,473	16.09	13.25	14.70	R$ per Unit
06/30/2021	Shares	Common	Organized Over-the-Counter Market	B3 S.A. – Brasil, Bolsa, Balcão	26,243,820,144	18.86	14.09	16.39	R$ per Unit
09/30/2021	Shares	Common	Organized Over-the-Counter Market	B3 S.A. – Brasil, Bolsa, Balcão	24,606,201,862	17.27	14.73	16.15	R$ per Unit
12/31/2021	Shares	Common	Organized Over-the-Counter Market	B3 S.A. – Brasil, Bolsa, Balcão	24,311,147,621	17.23	14.44	15.66	R$ per Unit

* Historical price adjusted to reflect payments of interest on shareholders’ equity and dividend distributions.

443

18.5 – Other securities issued in Brazil

Justification for not providing the information:

As of the date of this Reference Form, the Company had no securities issued other than its shares and which had not expired or been redeemed.

18.5a – Number of holders of securities:

Justification for not providing the information:

As of the date of this Reference Form, the Company had no securities issued other than its shares and which had not expired or been redeemed.

444

18.6 - Brazilian markets where the securities are traded

Common shares issued by the Company have been admitted for trading on B3 S.A. – Brasil, Bolsa, Balcão (“B3”) under code ABEV3 since November 11, 2013.

445

18.7 - Information on the class and type of security traded on foreign markets

The Company sponsors the American Depositary Receipts Level 2 Program (“ADRs Program”) approved by CVM pursuant to CVM/SRE/GER-2 Official Letter No. 450/2013, of October 31, 2013.

The subject matter of the ADRs Program are deposit certificates representing common, registered, book-entry shares with no par value issued by the Company (“ADRs”). Each ADR represents 1 common share issued by the Company.

ADRs are registered with the entity that regulates the US capital market, that is, the Securities and Exchange Commission (SEC), and they are traded on the New York Stock Exchange – NYSE.

The information below refers to the Company’s ADRs Program:

a.                Country

United States

b.                Market

Secondary

c.                Entity that manages the market where the securities are traded

New York Stock Exchange – NYSE

d.                Date admitted for trading

November 11, 2013

e.                Give the trading segment, if any

American Depositary Receipts - ADR Level 2 Program. This is a program listed on a US exchange without the issue of new shares.

f.                 Commencement date of listing on the segment

November 11, 2013

g.                Percentage of trading volume abroad in relation to the total trading volume of each class and type in the last financial year

In regard to common shares, 49.5% were traded on the B3, while 50.5% were trade on the New York Stock Exchange – NYSE.

h.                Proportion, if any, of certificates of deposit abroad in relation to each class and type of shares

1 ADR represents 1 common share issued by the Company.

i.                 Depositary bank, if any.

The Bank of New York Mellon

j.	Custodian, if any.

Banco Bradesco S.A.

446

18.8 - Securities issued abroad

Up to the date of this Reference Form, the Company did not have securities traded abroad.

447

18.9 – Public offerings for distribution

The Company carried out the first (1st) issue of unsecured non-convertible debentures, in a single series, approved at the Company’s Board of Directors meeting held on August 28, 2015, which were publicly distributed with restricted placement efforts, in accordance with CVM Instruction No. 476, as amended, in the amount of R$1 billion. The Issue was performed in accordance with article 1 of Law 12431 of June 24, 2011, as amended. For further information on said debentures, see item 18.5 of this Reference Form. Said issue was fully settled on October 30, 2021.

The Company carried out its first (1st) issue of commercial promissory notes, in a single series, approved at the Company’s Board of Directors meeting held on April 9, 2020, which were publicly distributed, with restricted placement efforts, pursuant to CVM Instruction No. 476 and CVM Instruction No. 566, as amended, in the total amount of R$850 million reais. Such issue was fully settled on April 14, 2021.

448

18.10 – Allocation of proceeds from public offerings

a.       how the proceeds from the offering were used

First (1st) Issue of Debentures:

Pursuant to the “Private Deed of the 1st Issue of Unsecured Non-convertible Debentures, Single Series, for Public Distribution with Restricted Placement Efforts of Ambev S.A.,” as amended (“Deed of Issue”), and article 1 of Law 12,431, the net proceeds obtained by the Company from the issue were exclusively allocated to investment projects (including reimbursements, pursuant to Law 12431) included in the scope of the Company’s investment plan (capex), as described in Exhibit I to the Deed of Issue. Said issue was fully settled on April 14, 2021.

First (1st) Issue of Commercial Promissory Notes:

The Company carried out its first (1st) issue of commercial promissory notes, in a single series, in April 2020, which were publicly distributed, with restricted placement efforts, pursuant to CVM Instruction No. 476 and CVM Instruction No. 566, as amended, in the total amount of R$850 million reais. Under the terms of each of the Commercial Promissory Notes and their respective instruments, the funds raised with the respective offering were fully used by the Company to finance its working capital. Such issue was fully settled on April 14, 2021.

b.       if there were any material differences between the actual use of the proceeds and the proposed use of the proceeds reported in the applicable offering circulars

Not applicable.

c.       in the event a difference has occurred, the reasons for it

Not applicable.

449

18.11 - Public offerings for acquisition

Not applicable, since, up to the date of this Reference Form, there were no public offerings for acquisition held by the issuer in respect of shares issued by third parties in the last three fiscal years.

450

18.12 – Other material information

There is no other information that the Company deems relevant regarding this item 18.

451

19. Treasury/buyback plans

19.1 - Information on the share buyback plans by the issuer

Date of resolution	Buyback period	Reserves and profits available (Reais)	Type	Class	Quantity expected (Units)	% in relation to the total outstanding	Acquired quantity approved (Units)	PMP	Quote factor	% acquired
Other characteristics
03/18/2021	03/18/2021 to 09/18/2022	85,000,000.00	Common	N/A	5,700,000	0.129698%	2,477,700	15.463441	R$ per Unit	43.468421%
The purpose of the transaction is the acquisition of shares to maximize the generation of value for shareholders, through an efficient management of the capital structure, provided that the shares can be used to meet the provisions of the Company’s stock-based compensation plans, and may also be held in treasury, canceled and/or sold later, in public or private operations (subject to the relevant approvals). The following financial institutions will act as intermediaries in the business involving the acquisition of Shares: UBS Brasil Corretora de Câmbio, Títulos e Valores Mobiliários S.A. (CNPJ No. 02.819.125/0001-73) and Itaú Corretora de Valores S.A. (CNPJ No. 61.194.353/0001-64). Furthermore, with respect to the box “Acquired quantity approved” above, the Company informs that the number of shares acquired considers the acquisitions carried out as of the delivery date of this Reference Form.

452

19.2 – Movement of securities held in treasury

Fiscal Year: 01/01/2021 to 12/31/2021

Security: Share

Nature: Common

Initial Quantity	Quantity	203,185
Shares purchased	Quantity	6,489,171
	Weighted Average Price (R$)	16.92
Shares Sold	Quantity	909,843
	Weighted Average Price (R$)	16.13
Cancellations	Quantity	0
Final Quantity	Quantity	5,782,513
	Percentage against the outstanding securities of the same class and nature	0.0368%

Fiscal Year: 01/01/2020 to 12/31/2020

Security: Share

Nature: Common

Initial Quantity	Quantity	3,621,907
Shares purchased	Quantity	2,937,533
	Weighted Average Price (R$)	16.14
Shares Sold	Quantity	6,356,255
	Weighted Average Price (R$)	17.68
Cancellations	Quantity	0
Final Quantity	Quantity	203,185
	Percentage against the outstanding securities of the same class and nature	0.0013%

Fiscal Year: 01/01/2019 to 12/31/2019

Security: Share

Nature: Common

Initial Quantity	Quantity	1,028,303
Shares purchased	Quantity	5,823,194
	Weighted Average Price (R$)	18.52
Shares Sold	Quantity	3,229,590
	Weighted Average Price (R$)	18.78
Cancellations	Quantity	0.00
Final Quantity	Quantity	3,621,907
	Percentage against the outstanding securities of the same class and nature	0.0230%

453

19.3 – Other material information

Equity Swap Operations

The agreements for equity swap approved on May 13, 2020 and on December 9, 2020 by the Ambev’s Board of Directors were entered into without impacting the settlement, within the regulatory term, of the agreements for equity swap that were still in force on the date of each resolution. The settlement of these agreements should take place within a maximum period of 18 months counting as from the date of their approval, provided that such agreements could result in exposure of up to 65 million common shares (all or part of which could be through ADRs), with a limit amount of up to R$1.0 billion, for agreements approved on May 13, 2020, and 80 million common shares (all or part of which could be through ADRs), with a limit amount of up to R$1,2 billion, for agreements approved on December 9, 2020. The agreements for equity swap were settled during 2021 and there is no balance or pending matter arising from equity swap as of December 31, 2021.

454

20. Trading policy

20.1 – Information about the securities trading policy

a. Body responsible for the policy approval and Date of approval

The Board of Directors approved the Manual in meeting held on March 1, 2013; with amendments approved in meetings held on August 27, 2014, March 28, 2016, May 15, 2019 and October 14, 2021.

b. Connected Persons

In respect to securities trading (“Trading Policy”), the “Manual of Disclosure and Use of Information and Policy on the Trading of Securities Issued by Ambev S.A.” (“Manual”) binds the following persons: (i) the managers, tax advisors and members of other bodies with technical or advisory functions of the Company (ii) controllership and tax management, legal, treasury, investor relationship, merger and acquisition, new business and internal audit employees; (iii) employees and officers who have access to material information; (iv) anyone who, by virtue of their office, function or position in the Company’s controlling shareholder, or in its subsidiaries and affiliates, has knowledge about information on material acts or facts involving the Company; and (v) controlling shareholders (“Connected Persons”).

c. Main characteristics

The purpose of the Trading Policy is to (i) establish procedures related to the disclosure of relevant acts or facts; (ii) establish standards of good conduct that must be observed by the connected persons; (iii) ensure compliance with the laws and rules that prohibit the practice of insider trading, as well as to avoid the misuse of Inside Information, under the terms of CVM Resolution No. 44/21; and (iv) establish the rules to ensure compliance with the best practices for trading securities issued by the Company.

All trades involving securities issued by the Company or its subsidiaries (which are publicly held companies), conducted by the Company or the Connected Persons, must be intermediated by the brokers accredited by the Company to trade its securities on the part of the Connected Persons.

d. Black-out period and description of supervision procedures

Black-out

Connected Persons who have adhered to the Trading Policy must refrain from trading shares, directly or indirectly, in all periods in which, by operation of communications issued by the Company's Investor Relations Officer, a Black-out Period has been determined.

In addition, trading of Securities by the Company and the Connected Persons is forbidden:

(i)	prior to the disclosure to the market of a Material Act or Fact that occurred in the Company's business;
(ii)	from the moment studies or analyzes are initiated related to operations of merger, total or partial spin-off, consolidation, transformation, any form of corporate reorganization, business combination, change in the Company's control (including through the execution, amendment or termination of a shareholders' agreement), decision to cancel the Company's publicly-held company registration or change of environment or trading segment of the shares issued by it;
(iii)	from the moment in which studies or analyzes are initiated related to the petition for judicial or extrajudicial reorganization and bankruptcy, carried out by the Company itself.

The Company and the Connected Persons may also not trade Securities in the period of fifteen (15) days prior to the disclosure or publication, when applicable, of: (i) the Company’s quarterly information (ITR); and (ii) the Company’s standardized financial statements (DFP). The same restriction applies to the fifteen (15)-day period that precedes any early disclosure of financial information.

455

Other prohibitions, exceptions and additional information are described in item 20.2 of this Reference Form.

e. Places where the policy is available

The Trading Policy is available at the following electronic address: ri.ambev.com.br, in the field “Corporate Governance”, “Policies, Codes and Regulations”, “Manual on Disclosure and Use of Information and Policy for Trading with Securities issued by Ambev”.

456

20.2 – Other material information

Prohibitions

Connected Persons who have adhered to the Trading Policy must refrain from trading shares, directly or indirectly, in all periods in which, by force of communication issued by the Company’s Investor Relations Officer, a Black-out Period has been determined.

Additionally, the trading of Company securities is prohibited by the Company and the Connected Persons in the following situations:

(a)         preceding the disclosure to the market of a material act or fact relating to the Company’s business.

This prohibition is equally applicable to:

(i)               any person with knowledge about any material information, and aware of the fact that the information has not yet been disclosed to the market, particularly persons holding a commercial or professional relationship, or a relationship of trust with the Company, such as independent auditors, securities analysts, consultants and securities distributors; and

(ii)             former managers who have left management positions in the Company right before the disclosure of material acts or facts originated during their terms of office, until: (1) three (3) months after the date on which the manager left the company; or (2) the public disclosure of the material fact;

(b)         whenever an option or mandate is in course or has been granted for purposes of acquisition or disposal of Company shares by the Company itself, its subsidiaries or affiliates, or other business under common control;

(c)         from the moment studies or analyzes are initiated related to operations of merger, total or partial spin-off, consolidation, transformation, any form of corporate reorganization, business combination, change in the Company's control (including through the execution, amendment or termination of a shareholders' agreement), decision to cancel the Company's publicly-held company registration or change of environment or trading segment of the shares issued by it;

(d)         from the moment in which studies or analyzes are initiated related to the petition for judicial or extrajudicial reorganization and bankruptcy, carried out by the Company itself; and

(e)         for a period of 15 days preceding the disclosure or publication, as the case may be, of the Company’s quarterly information (ITR) and the standard financial statements (DFP). This same restriction applies to the period of fifteen (15) days preceding an early disclosure of the financial statements.

Regarding the events set forth in items (i) and (ii), even after the disclosure of a material act or fact, the Black-out period should still prevail in case a transaction may interfere – according to the Company’s opinion – in the conditions of trades made with Company shares, and result in loss for the Company and its shareholders, while such additional restriction should be informed by the Investor Relations Officer.

The prohibition referred to in item (b) above is applicable to operations with Company’s shares carried out by the Connected Persons exclusively on the dates on which the Company trades or informs the Accredited Brokers that it will trade with shares issued by it. For this purpose, the Accredited Brokers are instructed by the Company’s Investor Relations Officer not to register operations on such dates.

457

Exceptions

The trading restriction provided for in item (a) above is not applicable to private transactions with treasury shares linked to the exercise of purchase options under the stock options plan approved by the Company’s annual shareholders meeting, or to the granting of shares to managers, employees or service providers as part of their compensation, as previously approved in the annual shareholders meeting.

The trading restrictions provided for in items (a), (b), (c) and (d) above are not applicable to transactions conducted by the Connected Persons based on individual investment plans, as defined in the Trading Policy, provided that, if the additional requirements described therein are met, the restriction described in item (e) above can also be ignored.

Trading in own shares

The Trading Policy also determines that the Board of Directors is not entitled to resolve on the acquisition or disposal of Company shares before the public disclosure, through a material act or fact, of information regarding:

(i)        any covenants or agreements aiming at transferring the Company’s share control (including through the execution, amendment or termination of a shareholders' agreement);

(iii)       the granting of options or mandate regarding the completion of the transfer of share control;

(iv)       any operations of merger, total or partial spin-off, consolidation, transformation, any form of corporate reorganization, business combination, change in the Company's control (including through the execution, amendment or termination of a shareholders' agreement), decision to cancel the Company's publicly-held company registration or change of environment or trading segment of the shares issued by it, from the moment studies or analyzes related to such operations are initiated; and

(v)         the petition for judicial or extrajudicial reorganization and bankruptcy, made by the Company itself, from the moment studies or analyzes related to such petitions are initiated.

If, after approval of the repurchase program, one of the situations above arises, the Company should immediately interrupt the transactions with its own shares until the disclosure of the relevant act or fact.

Individual Investment Plans

Individual investment plans should observe the following requirements, among other provided for in the Trading Policy:

(a)         be formalized in writing with the Investor Relations Officer, prior to any trades;

(b)         irrevocably and irreversibly establish the dates and amounts or quantities of trades to be conducted by the participants, the use being permitted of algorithms and formulas that, once applied to a concrete case, will determine whether the trades should or should not be conducted, and, if so, the dates and financial amounts involved;

(c)         be verifiable, including with regard to their institution and the performance of any amendments to their content;

(d)         consider a minimum term of three (3) months for the plan itself, any changes therein or possible cancellations to produce effects;

458

(e)         nonexistence of another investment plan simultaneously in force for the same Connected Person; and

(f)          no transactions are carried out that may offset or mitigate the economic effects of the transactions provided for in the investment plan.

The Board of Directors must verify, at least on a half-yearly basis the compliance of the trades conducted by the participants with the investment plans formalized by them whenever these plans are intended to enable the conduction of trades in Black-out periods, taking into account the other requirements set forth in the Trading Policy.

Trade Policy Monitoring

It is the responsibility of the Investor Relations Officer to ensure the conduction and follow-up of the Trading Policy and individual investment plans.

Without prejudice to the penalties provided for in the law, non-compliance with the provisions set forth in the Trading Policy will result in disciplinary sanctions, according to the Company’s internal rules, including, for example, as the case may be: warning, suspension or dismissal with cause, according to the seriousness of the violation; and (ii) termination of the agreement entered into with the Company, which may require, in any case, as long as this is due, full compensation for all losses directly or indirectly incurred by the Company as a result of non-compliance.

459

21. Disclosure policy

21.1 - Description of internal rules, regulations or procedures for disclosing information

The Company’s “Manual of Disclosure and Use of Information and Trading Policy for Securities Issued by Ambev S.A.” was approved by the Board of Directors’ meeting held on March 1, 2013, with amendments approved at meetings of August 27, 2014, March 28, 2016, May 15, 2019 and October 14, 2021 (“Manual”), as mentioned above, regarding the Trading Policy. In respect to the disclosure and use of information (“Policy on Disclosure and Use of Information”), the Manual provides guidance about the disclosure of material information and maintenance of secrecy before the disclosure of information to the public.

460

21.2 - Description of the policy for disclosure of material acts or facts and the procedures for maintaining secrecy about relevant information not disclosed

The Policy on Disclosure and Use of Information binds the following persons, who must sign a deed of commitment to the Manual: (i) managers. members of the Fiscal Council and members of other bodies with technical or advisory functions within the Company; (ii) controllership and tax management, legal, treasury, investor relationship, merger and acquisition, new business and internal audit employees; (iii) employees and offices with access to material information; (iv) anyone who, by virtue of their office, function or position in the Company’s controllership or in the Company’s subsidiaries or affiliates, has knowledge about information on material acts or facts involving the Company; and (v) controlling shareholders.

Said persons with personal knowledge of material acts or facts must inform the Investor Relations Officer in this regard. The Investor Relations Office is responsible for submitting the information to the relevant bodies and disclosing it to the press. Said persons also have a duty to keep the secrecy of all material information to which they may have privileged access, until it is disclosed to the market, and to ensure that subordinates and third parties close to them do the same, being jointly responsible with them in case of non-compliance with the secrecy obligation. If, after a communication (and if the decision to keep secrecy is be configured, according to article 6 of CVM Resolution No. 44/21), said persons notice any omission by the Investor Relations Officer regarding fulfillment of his communication obligations, they must inform the material fact immediately to CVM, under penalty of liability.

In case of doubt regarding materiality of the confidential information, the Connected Persons should contact the Investor Relations Officer in order to clarify the doubt.

As a rule, the Policy on Disclosure and Use of Information provides for the immediate communication and simultaneous disclosure of any material act or fact to CVM, the stock exchanges in which the Company’s securities are listed, and the organized over-the-counter markets on which the Company’s securities are traded.

The disclosure of material acts or facts should occur, if possible, before the opening or after the closing of business in Stock Exchanges the Country or abroad on which the Company trades its securities, although this should preferably occur after the closing of the trading section.

The Company’s material acts or facts will be disclosed on the news portal of the “Valor Econômico” newspaper on the Internet (www.valor.com.br/fatosrelevantes), where the full text of Material Acts or Facts will be made available to the market at no cost. The disclosure of material acts or facts in any communication means, including information to the press, or during meetings with professional organizations, investors, analysts or other specific audiences, in Brazil or abroad, should be made simultaneously to the whole market.

If the disclosure of a material act or fact must take place during trading hours, the Investor Relations Officers will be responsible for analyzing the request - which must be made to domestic and foreign stock exchanges simultaneously - to interrupt the trading of Company securities for the time required for the dissemination of the material information.

According to the Policy on Disclosure and Use of Information, material information may not be published in case the disclosure thereof may put the legitimate interests of the Company at stake.

461

Non-disclosure of information must be resolved by the Company’s controlling shareholders or managers, as the case may be. At any rate, even in exceptional cases of non-disclosure, the controlling shareholders and/or managers, as the case may be, are responsible for releasing the material act or fact immediately, directly or through the Investor Relations Officer, in the event that the information is beyond control, or in case of uncommon variations in the quotations, prices or the quantity of Company securities traded.

The Policy on Disclosure and Use of Information is available at the following electronic address: ri.ambev.com.br, in the field “Corporate Governance”, “Policies, Codes and Regulations”, “Manual on Disclosure and Use of Information and Policies for Trading with Securities issued by Ambev”.

462

21.3 - Managers in charge of implementing, maintaining, assessing and inspecting the information disclosure policy

The Investor Relations Officer is primarily responsible for communication and disclosure of material acts or facts involving the Company, although the persons listed in 21.2 above are responsible for informing any material acts or facts to the Investor Relations Officer. Also, it is the responsibility of the Investor Relations Officer to ensure the enforcement and follow-up of the Policy on Disclosure and Use of Information. However, all persons who adhere to the Manual must honor the commitments assumed therein.

463

21.4 – Other relevant information

Not applicable, since all material information was supplied in the items above.

***

464

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 27, 2022

AMBEV S.A.

By:	/s/ Lucas Machado Lira
Lucas Machado Lira Chief Financial and Investor Relations Officer